   As filed with the Securities and Exchange Commission on November 9, 2006

                                                         File Nos. 333-
                                                                   811-07060

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [x]

                          Pre-Effective Amendment No.                        []


                         Post-Effective Amendment No.                        []

                                      and
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                Amendment No. 110                           [x]

                        (Check Appropriate Box or Boxes)


                MetLife Investors Variable Annuity Account Five
                           (Exact Name of Registrant)


                      MetLife Investors Insurance Company

                                (Name of Depositor)
               5 Park Plaza, Suite 1900 Irvine, California 92614
        (Address of Depositor's Principal Executive Offices) (Zip Code)

               Depositor's Telephone Number, including Area Code
                                 (800) 989-3752

                        (Name and Address of Guarantor)
                    General American Life Insurance Company
                            13045 Tesson Ferry Road
                           St. Louis, Missouri 63128

                    (Name and Address of Agent for Service)
                               Richard C. Pearson
                            Executive Vice President
                      MetLife Investors Insurance Company
                            5 Park Plaza, Suite 1900
                                Irvine, CA 92614
                                (949) 223-5680

                                   COPIES TO:

                                W. Thomas Conner
                        Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                           Washington, DC 20004-2415
                                 (202) 383-0590

                 (APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING)
  AS SOON AS POSSIBLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Title of Securities Registered: (1) Individual Variable Annuity Contracts, and
(2) Guarantee related to insurance obligations under variable annuity contracts

                                                  THE VARIABLE ANNUITY CONTRACT
                                                                       ISSUED BY

                                            METLIFE INVESTORS INSURANCE COMPANY


                                                                             AND


                                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE


                                                                        CLASS VA


                                                                NOVEMBER 9, 2006


This prospectus describes the flexible premium deferred variable annuity contract offered by MetLife Investors Insurance Company (MetLife Investors or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.


                               The annuity contract has 32 investment choices -
a fixed account that offers an interest rate guaranteed by us, and 31 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios.


MET INVESTORS SERIES TRUST (CLASS B):
     Met/AIM Small Cap Growth Portfolio
     Goldman Sachs Mid-Cap Value Portfolio
     Harris Oakmark International Portfolio
     Lazard Mid-Cap Portfolio
         (formerly Met/AIM Mid Cap Core Equity Portfolio)
     Legg Mason Aggressive Growth Portfolio
         (formerly Janus Aggressive Growth Portfolio)
     Legg Mason Value Equity Portfolio
     Loomis Sayles Global Markets Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Growth and Income Portfolio
     MFS (Reg. TM) Emerging Markets Equity Portfolio
     MFS (Reg. TM) Research International Portfolio
     Neuberger Berman Real Estate Portfolio
     Oppenheimer Capital Appreciation Portfolio
     PIMCO Inflation Protected Bond Portfolio
     PIMCO Total Return Portfolio
     RCM Global Technology Portfolio
     T. Rowe Price Mid-Cap Growth Portfolio
     Third Avenue Small Cap Value Portfolio
     Turner Mid-Cap Growth Portfolio
     Van Kampen Comstock Portfolio


METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED):
     BlackRock Money Market Portfolio
     Davis Venture Value Portfolio (Class E)
     Harris Oakmark Focused Value Portfolio
     Jennison Growth Portfolio
     MetLife Stock Index Portfolio
     Western Asset Management U.S. Government Portfolio
         (formerly Salomon Brothers U.S. Government Portfolio)


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B):
     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors Variable Annuity Contract.

To learn more about the MetLife Investors Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated November 9, 2006. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 61 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at WWW.METLIFEINVESTORS.COM, or write to us at: 5 Park Plaza, Suite 1900, Irvine, CA 92614.


The contracts:
o  are not bank deposits
o  are not FDIC insured
o  are not insured by any federal government agency
o  are not guaranteed by any bank or credit union
o  may be subject to loss of principal

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

November 9, 2006


--------------------------------------------------------------------------------
The contracts were originally issued by MetLife Investors Insurance Company of California (MetLife Investors of California) and have become contracts of MetLife Investors as a result of the merger of MetLife Investors of California into MetLife Investors, with MetLife Investors as the surviving company. We no longer offer the contracts to new purchasers. We do continue to accept purchase payments from owners of existing contracts.
--------------------------------------------------------------------------------

TABLE OF CONTENTS                                              PAGE
                         PAGE




INDEX OF SPECIAL TERMS .................................   4
HIGHLIGHTS .............................................   5
FEE TABLES AND EXAMPLES ................................   6
1. THE ANNUITY CONTRACT ................................  13
     Market Timing .....................................  13
2. PURCHASE ............................................  14
     Purchase Payments .................................  14
     Termination for Low Account Value .................  14
     Allocation of Purchase Payments ...................  14
     Free Look .........................................  15
     Accumulation Units ................................  15
     Account Value .....................................  16
     Replacement of Contracts ..........................  16
3. INVESTMENT OPTIONS ..................................  16
     Transfers .........................................  18
     Dollar Cost Averaging Programs ....................  21
     Three Month Market Entry Program ..................  22
     Automatic Rebalancing Program .....................  22
     Description of the MetLife Asset Allocation
       Program .........................................  23
     Voting Rights .....................................  23
     Substitution of Investment Options ................  23
4. EXPENSES ............................................  24
     Product Charges ...................................  24
     Account Fee .......................................  24
     Guaranteed Minimum Income Benefit - Rider
       Charge ..........................................  24
     Guaranteed Withdrawal Benefit - Rider Charge ......  25
     Guaranteed Minimum Accumulation
       Benefit - Rider Charge ..........................  26
     Withdrawal Charge .................................  26
     Reduction or Elimination of the Withdrawal
       Charge ..........................................  27
     Premium and Other Taxes ...........................  27
     Transfer Fee ......................................  27
     Income Taxes ......................................  27
     Investment Portfolio Expenses .....................  27
5. ANNUITY PAYMENTS
     (THE INCOME PHASE) ................................  28
     Annuity Date ......................................  28
     Annuity Payments ..................................  28
     Annuity Options ...................................  29
     Guaranteed Minimum Income Benefit .................  30
     Description of GMIB II ............................  30
     Description of GMIB Plus ..........................  32
     GMIB, Qualified Contracts and Decedent
       Contracts .......................................  33
6. ACCESS TO YOUR MONEY ................................  34
     Systematic Withdrawal Program .....................  35


     Suspension of Payments or Transfers ...............  35
7. LIVING BENEFITS .....................................  35
     Guaranteed Withdrawal Benefit .....................  35
     Guaranteed Minimum Accumulation Benefit ...........  44
8. PERFORMANCE .........................................  46
9. DEATH BENEFIT .......................................  47
     Upon Your Death ...................................  47
     Standard Death Benefit - Principal Protection .....  47
     Optional Death Benefit - Annual Step-Up ...........  48
     Optional Death Benefit - Compounded-Plus ..........  48
     Additional Death Benefit - Earnings Preservation
       Benefit .........................................  49
     General Death Benefit Provisions ..................  49
     Spousal Continuation ..............................  50
     Death of the Annuitant ............................  50
     Controlled Payout .................................  50
10. FEDERAL INCOME TAX STATUS ..........................  51
     Taxation of Non-Qualified Contracts ...............  51
     Taxation of Qualified Contracts ...................  53
     Foreign Tax Credits ...............................  56
     Possible Tax Law Changes ..........................  56
11. OTHER INFORMATION ..................................  56
     MetLife Investors .................................  56
     The Separate Account ..............................  57
     Distributor .......................................  57
     Selling Firms .....................................  57
     Requests and Elections ............................  59
     Ownership .........................................  60
     Legal Proceedings .................................  60
     Financial Statements ..............................  60
TABLE OF CONTENTS OF THE STATEMENT OF
ADDITIONAL INFORMATION .................................  61
APPENDIX A ............................................. A-1
     Condensed Financial Information ................... A-1
APPENDIX B ............................................. B-1
     Participating Investment Portfolios ............... B-1
APPENDIX C ............................................. C-1
     EDCA Examples with Multiple Purchase Payments...... C-1
APPENDIX D ............................................. D-1
     Description of GMIB I ............................. D-1
APPENDIX E ............................................. E-1
     Guaranteed Minimum Income Benefit Examples ........ E-1
APPENDIX F ............................................. F-1
     Guaranteed Withdrawal Benefit Examples ............ F-1

INDEX OF SPECIAL TERMS
Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.


                                                                            PAGE
Account Value..............................................................16
Accumulation Phase.........................................................13
Accumulation Unit..........................................................15
Annual Benefit Payment..............................................37 and 41
Annuitant..................................................................60
Annuity Date...............................................................28
Annuity Options............................................................29
Annuity Payments...........................................................28
Annuity Units..............................................................28
Beneficiary................................................................60
Benefit Base...............................................................36
Business Day...............................................................15
Fixed Account..............................................................13
Guaranteed Accumulation Amount.............................................45
Guaranteed Principal Adjustment............................................43
Guaranteed Principal Option................................................32
Guaranteed Withdrawal Amount...............................................37
GWB Withdrawal Rate........................................................37
Income Base...............................................30 and Appendix D-1
Income Phase...............................................................13
Investment Portfolios......................................................16
Joint Owners...............................................................60
Owner......................................................................60
Purchase Payment...........................................................14
Remaining Guaranteed Withdrawal Amount.....................................41
Separate Account...........................................................57
Total Guaranteed Withdrawal Amount.........................................40

HIGHLIGHTS
The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company, where you agree to make at least one purchase payment to us and we agree to make a series of annuity payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in our fixed account and the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select a guaranteed minimum income benefit ("GMIB"), a guaranteed withdrawal benefit ("GWB"), or the guaranteed minimum accumulation benefit ("GMAB").

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the accumulation phase, we may assess a withdrawal charge of up to 7%. The income phase occurs when you or a designated payee begin receiving regular annuity payments from your contract. You and the annuitant (the person on whose life we base annuity payments) do not have to be the same, unless you purchase a tax qualified contract or elect a GMIB (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit").

You can have annuity payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable annuity payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolio(s) you select for the income phase. If you choose fixed annuity payments, the amount of each payment will not change during the income phase.

TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")

FREE LOOK. You may cancel the contract within 10 days after receiving it (30 days for seniors age 60 or older). You will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your payment depending upon the performance of the investment portfolios. You bear the risk of any decline in account value. We do not refund any charges or deductions assessed during the free look period. We will return your payment if required by law.

TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a non-qualified contract during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment until your investment is returned.

NON-NATURAL PERSONS AS OWNERS. If the owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral.

INQUIRIES. If you need more information, please contact our Annuity Service Center at:

                    MetLife Investors Distribution Company
                                P.O. Box 10366
                          Des Moines, Iowa 50306-0366
                                 (800) 343-8496

ELECTRONIC DELIVERY. As an owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the investment portfolios and other contract related documents.

Contact us at WWW.METLIFEINVESTORS.COM for more information and to enroll.

FEE TABLES AND EXAMPLES
THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.
--------------------------------------------------------------------------------
OWNER TRANSACTION EXPENSES TABLE


WITHDRAWAL CHARGE (Note 1)                    7%
(as a percentage of purchase payments)
TRANSFER FEE (Note 2)                         $0 (First 12 per year)
                                              $25 (Thereafter)

--------------------------------------------------------------------------------
Note 1. If an amount withdrawn is determined to include the withdrawal of prior purchase payments, a withdrawal charge may be assessed. Withdrawal charges are calculated in accordance with the following. (See "Expenses - Withdrawal Charge.")


Number of Complete Years from         Withdrawal Charge
Receipt of Purchase Payment           (% of Purchase Payment)
-------------------------------       ------------------------
               0                                 7
               1                                 6
               2                                 6
               3                                 5
               4                                 4
               5                                 3
               6                                 2
         7 and thereafter                        0

Note 2. There is no charge for the first 12 transfers in a contract year; thereafter the fee is $25 per transfer. MetLife Investors is currently waiving the transfer fee, but reserves the right to charge the fee in the future.


THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.
--------------------------------------------------------------------------------

ACCOUNT FEE (Note 1)         $30

SEPARATE ACCOUNT ANNUAL EXPENSES
(referred to as Separate Account Product Charges)
(as a percentage of average account value in the Separate Account)


Mortality and Expense Charge                                             1.05%
Administration Charge                                                    0.25%
                                                                         ----
Total Separate Account Annual Expenses                                   1.30%

Death Benefit Rider Charges (Optional)
(as a percentage of average account value in the Separate Account)
Optional Death Benefit - Annual Step-Up                                  0.20%
Optional Death Benefit - Compounded-Plus                                 0.35%
Additional Death Benefit - Earnings Preservation Benefit                 0.25%

Total Separate Account Annual Expenses
Including Highest Charges for Optional Death Benefits                    1.90%

Note 1. An Account Fee of $30 is charged on the last day of each contract year if account value is less than $50,000. Different policies apply during the income phase of the contract. (See "Expenses.")

ADDITIONAL OPTIONAL RIDER CHARGES TABLE*


GUARANTEED MINIMUM INCOME BENEFIT (GMIB
PLUS AND GMIB II) RIDER CHARGES
GMIB Plus                                       0.75% of the Income Base (Note 1)
GMIB Plus Upon Optional                         1.50% of the Income Base (Note 1)
Reset (maximum)
GMIB II                                         0.50% of the Income Base (Note 1)


GUARANTEED WITHDRAWAL BENEFIT, ENHANCED
GUARANTEED WITHDRAWAL BENEFIT AND LIFETIME
WITHDRAWAL GUARANTEE RIDER CHARGE
Guaranteed Withdrawal Benefit and Enhanced               0.50% of the Guaranteed Withdrawal Amount
Guaranteed Withdrawal Benefit Rider Charge               (Note 2)
Prior to Optional Reset
Guaranteed Withdrawal Benefit and Enhanced               0.95% of the Guaranteed Withdrawal Amount
Guaranteed Withdrawal Benefit Rider Charge               (Note 2)
Upon Optional Reset (maximum)
Lifetime Withdrawal Guarantee (Single Life               0.50% of the Total Guaranteed Withdrawal Amount
version) Prior to Automatic Annual Step-Up               (Note 3)
Lifetime Withdrawal Guarantee (Single Life               0.95% of the Total Guaranteed Withdrawal Amount
version) Upon Automatic Annual Step-Up                   (Note 3)
(maximum)
Lifetime Withdrawal Guarantee (Joint Life                0.70% of the Total Guaranteed Withdrawal Amount
version) Prior to Automatic Annual Step-Up               (Note 3)
Lifetime Withdrawal Guarantee (Joint Life                1.40% of the Total Guaranteed Withdrawal Amount
version) Upon Automatic Annual Step-Up                   (Note 3)
(maximum)
GUARANTEED MINIMUM ACCUMULATION BENEFIT                  0.75% of the Guaranteed Accumulation Amount
RIDER CHARGE                                             (Note 4)

--------------------------------------------------------------------------------
Note 1. See "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit" for a definition of the term Income Base.


Note 2. See "Living Benefits - Guaranteed Withdrawal Benefit" for a definition of the term Guaranteed Withdrawal Amount.

Note 3. See "Living Benefits - Guaranteed Withdrawal Benefit" for a definition of the term Total Guaranteed Withdrawal Amount.

Note 4. See "Living Benefits - Guaranteed Minimum Accumulation Benefit" for a definition of the term Guaranteed Accumulation Amount.

*Certain fees and expenses for contracts issued before May 1, 2005, are different. Certain fees and expenses may not apply during the income phase of the contract. (See "Expenses.")

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.


                                                                           Minimum           Maximum
                                                                           ----              ----
Total Annual Portfolio Expenses                                            0.54%             4.54%
(expenses that are deducted from investment portfolio assets, including management fees, 12b-1/service fees, and other expenses)

--------------------------------------------------------------------------------
FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF THE CONTRACTS, SEE "OTHER INFORMATION -

DISTRIBUTOR."

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

The following table is a summary. For more complete information on investment portfolio fees and expenses, please refer to the prospectus for each investment portfolio.




                                                                                                     TOTAL
                                                                                                    ANNUAL
                                                       MANAGEMENT   12B-1/SERVICE      OTHER       PORTFOLIO
                                                          FEES           FEES       EXPENSES(1)    EXPENSES
                                                      ------------ --------------- ------------- ------------
MET INVESTORS SERIES TRUST
 Met/AIM Small Cap Growth Portfolio(1)                   0.90%        0.25%           0.11%        1.26%
 Goldman Sachs Mid-Cap Value Portfolio                   0.73%        0.25%           0.05%        1.03%
 Harris Oakmark International Portfolio                  0.82%        0.25%           0.13%        1.20%
 Lazard Mid-Cap Portfolio(2)                             0.70%        0.25%           0.09%        1.04%
 Legg Mason Aggressive Growth Portfolio                  0.67%        0.25%           0.05%        0.97%
 Legg Mason Value Equity Portfolio(3)(4)                 0.70%        0.25%           3.59%        4.54%
 Loomis Sayles Global Markets Portfolio(5)               0.70%        0.25%           0.20%        1.15%
 Lord Abbett Bond Debenture Portfolio                    0.51%        0.25%           0.05%        0.81%
 Lord Abbett Growth and Income Portfolio(6)              0.50%        0.25%           0.04%        0.79%
 MFS (Reg. TM) Emerging Markets Equity Portfolio(5)      1.05%        0.25%           0.25%        1.55%
 MFS (Reg. TM) Research International Portfolio(1)       0.74%        0.25%           0.23%        1.22%
 Neuberger Berman Real Estate Portfolio                  0.67%        0.25%           0.03%        0.95%
 Oppenheimer Capital Appreciation                        0.59%        0.25%           0.10%        0.94%
 Portfolio(1)
 PIMCO Inflation Protected Bond Portfolio                0.50%        0.25%           0.05%        0.80%
 PIMCO Total Return Portfolio(1)                         0.50%        0.25%           0.07%        0.82%
 RCM Global Technology Portfolio(1)(7)                   0.92%        0.25%           0.27%        1.44%
 T. Rowe Price Mid-Cap Growth Portfolio                  0.75%        0.25%           0.07%        1.07%
 Third Avenue Small Cap Value Portfolio                  0.75%        0.25%           0.05%        1.05%
 Turner Mid-Cap Growth Portfolio                         0.80%        0.25%           0.11%        1.16%
 Van Kampen Comstock Portfolio(3)                        0.63%        0.25%           0.05%        0.93%
METROPOLITAN SERIES FUND, INC.
 BlackRock Money Market Portfolio(4)                     0.35%        0.25%           0.07%        0.67%
 Davis Venture Value Portfolio                           0.72%        0.15%           0.04%        0.91%
 Harris Oakmark Focused Value Portfolio                  0.73%        0.25%           0.04%        1.02%
 Jennison Growth Portfolio                               0.64%        0.25%           0.05%        0.94%
 MetLife Stock Index Portfolio(4)                        0.25%        0.25%           0.04%        0.54%
 Western Asset Management U.S. Government                0.54%        0.25%           0.07%        0.86%
 Portfolio

                                                                                                          TOTAL
                                                                                                          ANNUAL
                                                                                                        PORTFOLIO
                                                                                          TOTAL     EXPENSES INCLUDING
                                                                                          ANNUAL       EXPENSES OF
                                             MANAGEMENT   12B-1/SERVICE      OTHER      PORTFOLIO       UNDERLYING
                                                FEES           FEES       EXPENSES(1)    EXPENSES     PORTFOLIOS(8)
                                            ------------ --------------- ------------- ----------- -------------------
MET INVESTORS SERIES TRUST -
 METLIFE ASSET ALLOCATION PROGRAM
 MetLife Defensive Strategy Portfolio(8)      0.10%        0.25%           0.05%         0.40%        1.04%
 MetLife Moderate Strategy Portfolio(8)       0.09%        0.25%           0.01%         0.35%        1.01%
 MetLife Balanced Strategy Portfolio(8)       0.06%        0.25%           0.01%         0.32%        1.02%
 MetLife Growth Strategy Portfolio(8)         0.07%        0.25%           0.01%         0.33%        1.08%
 MetLife Aggressive Strategy Portfolio(8)     0.10%        0.25%           0.02%         0.37%        1.15%


Total Annual Portfolio Expenses do not reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the investment portfolios through April 30, 2007 (excluding optional extensions). Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements. The investment portfolios provided the information on their expenses, and we have not independently verified the information. Unless otherwise indicated the information provided is for the year ended December 31, 2005.

(1) Other Expenses may include amounts repaid to investment advisers or managers pursuant to contractual arrangements for prior waivers or payments of portfolio expenses. The amounts repaid per portfolio are:
    0.04% for the Met/AIM Small Cap Growth Portfolio; 0.05% for the MFS (Reg.
    TM) Research International Portfolio; 0.05% for the Oppenheimer Capital Appreciation Portfolio; 0.01% for the PIMCO Total Return Portfolio; and 0.14% for the RCM Global Technology Portfolio.

(2) The management fee has been restated to reflect a new fee schedule that became effective on December 19, 2005.

(3) Total Annual Portfolio Expenses for the Legg Mason Value Equity Portfolio and the Van Kampen Comstock Portfolio are annualized based on the months the portfolios were in operation in 2005. The Legg Mason Value Equity Portfolio commenced operations on November 1, 2005. The Van Kampen Comstock Portfolio commenced operations on May 1, 2005.

(4) The net total annual portfolio expenses were: 1.05% for Legg Mason Value Equity Portfolio; 0.66% for BlackRock Money Market Portfolio; and 0.53% for MetLife Stock Index Portfolio. Net total annual portfolio expenses reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the portfolios. Each of these expense limitation arrangements is in effect until at least April 30, 2007 (excluding optional extensions). Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.

(5) Portfolio expenses for this investment portfolio are estimated for the year ending December 31, 2006.

(6) The management fee has been restated to reflect a new fee schedule that became effective on January 1, 2006.

(7) Due to brokerage commission recaptures not shown in the table, actual net total annual portfolio expenses for the RCM Global Technology Portfolio were 1.35% for the year ended December 31, 2005.

(8) Management fees have been restated to reflect a new fee schedule that became effective on May 1, 2005. Because the MetLife Asset Allocation

    Program portfolios (the "Portfolios") invest in other underlying portfolios, each Portfolio also will bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. The weighted average of the total annual portfolio expenses of the underlying portfolios (before any
                                                            ------
    applicable expense limitations) as of December 31, 2005 were: 0.64% for the MetLife Defensive Strategy Portfolio; 0.66% for the MetLife Moderate

    Strategy Portfolio; 0.70% for the MetLife Balanced Strategy Portfolio;

    0.75% for the MetLife Growth Strategy Portfolio; and 0.78% for the MetLife

    Aggressive Strategy Portfolio. The weighted average of the total annual portfolio expenses of the underlying portfolios (after any applicable
                                                     -----
    expense limitations) as of December 31, 2005 were: 0.64% for the MetLife

    Defensive Strategy Portfolio; 0.66% for the MetLife Moderate Strategy

    Portfolio; 0.70% for the MetLife Balanced Strategy Portfolio; 0.74% for

    the MetLife Growth Strategy Portfolio; and 0.77% for the MetLife

    Aggressive Strategy Portfolio. The net total annual portfolio expenses of the Portfolios, including the weighted average of the total portfolio expenses of the underlying portfolios (after any applicable expense
                                           -----
    limitations) as of December 31, 2005 were: 0.99% for the MetLife Defensive Strategy Portfolio; 1.01% for the MetLife Moderate Strategy Portfolio; 1.02% for the MetLife Balanced Strategy Portfolio; 1.07% for the MetLife Growth Strategy Portfolio; and 1.12% for the MetLife Aggressive Strategy Portfolio. Each of these expense limitation arrangements is in effect until at least April 30, 2007 (excluding optional extensions). Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.

EXAMPLES
THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.

THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: (A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE SUBSIDY AND/OR DEFERRAL). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:


CHART 1. Chart 1 assumes you select the Compounded-Plus Death Benefit, the Additional Death Benefit - Earnings Preservation Benefit and the Guaranteed Minimum Income Benefit Plus rider (assuming the maximum 1.50% charge applies in all contract years), which is the most expensive way to purchase the contract.

(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:

                               Time Periods
      1 year                3 years            5 years           10 years
------------------       ------------       ------------       ------------
       (a)$1,499          (a)$2,901          (a)$4,235          (a)$7,461
       (b)$1,107          (b)$1,793          (b)$2,500          (b)$4,557

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:

                            Time Periods
   1 year             3 years            5 years           10 years
------------       ------------       ------------       ------------
   (a)$799          (a)$2,361          (a)$3,875          (a)$7,461
   (b)$407          (b)$1,253          (b)$2,140          (b)$4,557


CHART 2. Chart 2 assumes you do not select optional death benefit riders, a Guaranteed Minimum Income Benefit rider, a Guaranteed Withdrawal Benefit rider, or the Guaranteed Minimum Accumulation Benefit rider, which is the least expensive way to purchase the contract.

(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:

                               Time Periods
      1 year                3 years            5 years           10 years
------------------       ------------       ------------       ------------
       (a)$1,284          (a)$2,275          (a)$3,223          (a)$5,588
         (b)$890          (b)$1,127          (b)$1,369          (b)$2,181

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:

                            Time Periods
   1 year             3 years            5 years           10 years
------------       ------------       ------------       ------------
   (a)$584          (a)$1,735          (a)$2,863          (a)$5,588
   (b)$190            (b)$587          (b)$1,009          (b)$2,181

The Examples should not be considered a representation of past or future expenses or annual rates of return of any investment portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information containing the accumulation unit value history appears in Appendix A of this prospectus as well as in the SAI.

1. THE ANNUITY CONTRACT
This prospectus describes the Variable Annuity Contract offered by us.

The variable annuity contract is a contract between you as the owner, and us, the insurance company, where we promise to pay an income to you, in the form of annuity payments, beginning on a designated date that you select. Until you decide to begin receiving annuity payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving annuity payments, your contract switches to the INCOME PHASE.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g., an IRA, 401 plan or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Tax Status.")

The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the investment portfolio(s) you select for the income phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion. However, prior to its termination, the Guaranteed Minimum Accumulation Benefit rider guarantees that, after a 10-year waiting period, your account value will not be less than a percentage of your purchase payment, less reductions for any withdrawals (see "Living Benefits -
Guaranteed Minimum Accumulation Benefit"). Furthermore, prior to its termination, the Guaranteed Principal Option of the Guaranteed Minimum Income Benefit Plus rider offers the option, after a 10-year waiting period, to increase your account value to your initial purchase payment, less reductions for any withdrawals (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit"), and, prior to its termination, the Lifetime Withdrawal Guarantee rider offers the option, after a 15-year waiting period, to cancel the rider and increase your account value to your initial purchase payment, less reductions for any withdrawals (see "Living Benefits - Guaranteed Withdrawal Benefit").

The contract also contains a FIXED ACCOUNT. The fixed account is not offered by this prospectus. The fixed account offers an interest rate that is guaranteed by us. If you select the fixed account, your money will be placed with our other general account assets, and the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The fixed account is part of our general account. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account. If you select a fixed annuity payment option during the income phase, payments are made from our general account assets.

The amount of the annuity payments you receive during the income phase from a fixed annuity payment option of the contract will remain level for the entire income phase, provided that the payment may increase in the event you make a transfer from a variable annuity payment option to the fixed annuity payment. Please see the terms of your actual contract for more detailed information.

As owner of the contract, you exercise all interests and rights under the contract. You can change the owner at any time by notifying us in writing. The contract may be owned generally by joint owners (limited to two natural persons). We provide more information on this under "Other Information."

MARKET TIMING

We have policies and procedures that attempt to detect transfer activity that may adversely affect other owners or investment portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (I.E., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the frequency and size of transfers into and out of particular investment portfolios made by owners within given periods of time and/or investigating transfer activity identified by the investment portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."



2. PURCHASE
The maximum issue age for the contract and certain of its riders may be reduced in connection with the offer of the contract through certain broker dealers ("selling firms"). You should discuss this with your registered representative.


PURCHASE PAYMENTS

A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial purchase payment is due on the date the contract is issued. Subject to the minimum and maximum payment requirements (see below), you may make additional purchase payments.

o The minimum initial purchase payment we will accept is $5,000 when the contract is purchased as a non-qualified contract unless you have elected an electronic funds transfer program approved by us, in which case the minimum initial purchase payment for a non-qualified contract is $500.

o If you are purchasing the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum we will accept is $2,000.

o If you want to make an initial purchase payment of $1 million or more, or an additional purchase payment that would cause your total purchase payments to exceed $1 million, you will need our prior approval.

o You can make additional purchase payments of $500 or more to either type of contract (qualified and non-qualified) unless you have elected an electronic funds transfer program approved by us, in which case the minimum additional purchase payment is $100 per month.

o  We will accept a different amount if required by federal tax law.

We reserve the right to reject any application or purchase payment and to limit future purchase payments.

TERMINATION FOR LOW ACCOUNT VALUE

We may terminate your contract by paying you the account value in one sum if, prior to the annuity date, you do not make purchase payments for two consecutive contract years, the total amount of purchase payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the account value on or after the end of such two year period is less than $2,000. Accordingly, no contract will be terminated due solely to negative investment performance.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your purchase payment to the fixed account and/or any of the investment portfolios you have selected. You may not choose more than 18 investment portfolios (including the fixed account) at the time your initial purchase payment is allocated. Each allocation must be at least $500 and must be in whole numbers.

We have reserved the right to restrict payments to the fixed account if any of the following conditions exist:

o the credited interest rate on the fixed account is equal to the guaranteed minimum rate; or

o your account value in the fixed account equals or exceeds our published maximum for fixed account allocation (currently, there is no limit); or

o  a transfer was made out of the fixed account within the previous 180 days.

If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. However, if you make an additional purchase payment and you have an EDCA or DCA program in effect, we will allocate your additional payments to the investment portfolios selected under the EDCA or DCA program unless you tell us otherwise. You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18 investment portfolios (including the fixed account) at the time you submit a subsequent purchase payment. If you wish to allocate the payment to more than 18 investment portfolios (including the fixed account), you must notify us of your chosen allocation one or more days prior to submitting the payment. If there are joint owners, unless we are instructed to the contrary, we will accept allocation instructions from either joint owner.

If you choose the Guaranteed Minimum Income Benefit Plus rider, we will require you to allocate your purchase payments and account value among the MetLife Asset Allocation Program portfolios (you may participate in the

EDCA program, subject to restrictions) until the rider terminates. The MetLife Aggressive Strategy Portfolio is not available for this purpose.

If you choose the Lifetime Withdrawal Guarantee rider, we will require you to allocate your purchase payments and account value among the fixed account, the BlackRock Money Market Portfolio, and/or the MetLife Asset Allocation Program portfolios (you may participate in the EDCA program, subject to restrictions) until the rider terminates. The MetLife Aggressive Strategy Portfolio is not available for this purpose.

If you choose the Guaranteed Minimum Accumulation Benefit rider, we will require you to allocate all of your purchase payments and account value to one of the MetLife Asset Allocation Program portfolios (you may participate in the EDCA program, subject to restrictions) until the rider terminates. The MetLife Growth Strategy Portfolio and the MetLife Aggressive Strategy Portfolio are not available for this purpose.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A business day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information
- Requests and Elections.")

FREE LOOK

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (30 days for seniors age 60 or older). We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this "free look" period, we will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. This may be more or less than your payment depending upon the performance of the portfolios you allocated your purchase payment to during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. Under certain circumstances, if you are a senior age 60 or older, we may be required to give you back your purchase payment if you decide to cancel your contract. We do not refund any charges or deductions assessed during the free look period.

ACCUMULATION UNITS

The portion of your account value allocated to the Separate Account will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of this portion of your account value, we use a unit of measure we call an ACCUMULATION UNIT. (An accumulation unit works like a share of a mutual fund.)

Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:

1) dividing the net asset value per share of the investment portfolio at the end of the current business day, plus any dividend or capital gains per share declared on behalf of the investment portfolio as of that day, by the net asset value per share of the investment portfolio for the previous business day, and

2) multiplying it by one minus the Separate Account product charges (including any death benefit rider charge) for each day since the last business day and any charges for taxes.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day (generally 4:00 p.m. Eastern
Time) and then credit your contract.

EXAMPLE:

   On Monday we receive an additional purchase payment of $5,000 from you before 4:00 p.m. Eastern Time. You have told us you want this to go to the Lord Abbett Growth and Income Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Lord Abbett Growth and Income Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Lord Abbett Growth and Income Portfolio.

ACCOUNT VALUE

ACCOUNT VALUE is equal to the sum of your interests in the investment portfolios, the fixed account, and the EDCA account. Your interest in each investment portfolio is determined by multiplying the number of accumulation units for that portfolio by the value of the accumulation unit.

REPLACEMENT OF CONTRACTS

From time to time we may offer programs under which certain fixed or variable annuity contracts previously issued by us may be exchanged for the contracts offered by this prospectus. Currently, with respect to exchanges from certain of our variable annuity contracts to this contract, an existing contract is eligible for exchange if a withdrawal from, or surrender of, the contract would not trigger a withdrawal charge. The account value of this contract attributable to the exchanged assets will not be subject to any withdrawal charge or be eligible for the Enhanced Dollar Cost Averaging program (see "Investment Options - Dollar Cost Averaging Programs"). Any additional purchase payments contributed to the new contract will be subject to all fees and charges, including the withdrawal charge described in the current prospectus for the new contract. The fees and charges in the new contract may be higher (or lower) and the benefits may be different. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for federal income tax purposes; however, you should consult your tax adviser before making any such exchange.

Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old annuity, and there will be a new surrender charge period for this contract and other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed. Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your registered representative whether the exchange would be advantageous, given the contract features, benefits and charges.



3. INVESTMENT OPTIONS
The contract offers 31 INVESTMENT PORTFOLIOS, which are listed below. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. COPIES OF THESE PROSPECTUSES WILL ACCOMPANY OR PRECEDE THE DELIVERY OF YOUR CONTRACT. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE CENTER, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP:// WWW.SEC.GOV. CERTAIN INVESTMENT PORTFOLIOS DESCRIBED IN THE FUND PROSPECTUSES MAY NOT BE AVAILABLE WITH YOUR CONTRACT. APPENDIX B CONTAINS A SUMMARY OF ADVISERS AND SUBADVISERS, AND INVESTMENT OBJECTIVES AND STRATEGIES FOR EACH INVESTMENT PORTFOLIO.

The investment objectives and policies of certain of the investment portfolios may be similar to the investment objectives and policies of other mutual funds that certain of the portfolios' investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.

Shares of the investment portfolios may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various owners participating in, and the interests of qualified plans investing in the investment portfolios may conflict. The investment portfolios will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. We do not receive compensation from any of the advisers or subadvisers of any of the investment portfolios of the Met Investors Series Trust or the Metropolitan Series Fund, Inc. (or their affiliates) for administrative or other services relating to the portfolios, excluding 12b-1 fees (see below). However, we and/or certain of our affiliated insurance companies have membership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory, LLC, which are formed as "limited liability companies." Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolio. We may benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.) Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.

Each of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Other Information - Distributor.") The payments are deducted from the assets of the investment portfolios and are paid to our distributor, MetLife Investors Distribution Company. These payments decrease the portfolio's investment return.

We select the investment portfolios offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included investment portfolios based on recommendations made by selling firms. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from owners. We do not provide investment advice and do not recommend or endorse any particular investment portfolio.


MET INVESTORS SERIES TRUST (CLASS B)
Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B portfolios are available under the contract:

     Met/AIM Small Cap Growth Portfolio
     Goldman Sachs Mid-Cap Value Portfolio
     Harris Oakmark International Portfolio
     Lazard Mid-Cap Portfolio
         (formerly Met/AIM Mid Cap Core Equity Portfolio)
     Legg Mason Aggressive Growth Portfolio
         (formerly Janus Aggressive Growth Portfolio)
     Legg Mason Value Equity Portfolio
     Loomis Sayles Global Markets Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Growth and Income Portfolio
     MFS (Reg. TM) Emerging Markets Equity Portfolio
     MFS (Reg. TM) Research International Portfolio
     Neuberger Berman Real Estate Portfolio
     Oppenheimer Capital Appreciation Portfolio
     PIMCO Inflation Protected Bond Portfolio
     PIMCO Total Return Portfolio
     RCM Global Technology Portfolio
     T. Rowe Price Mid-Cap Growth Portfolio
     Third Avenue Small Cap Value Portfolio
     Turner Mid-Cap Growth Portfolio

     Van Kampen Comstock Portfolio


METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)
Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or Class E, as noted, portfolios are available under the contract:

     BlackRock Money Market Portfolio
     Davis Venture Value Portfolio (Class E)
     Harris Oakmark Focused Value Portfolio
     Jennison Growth Portfolio
     MetLife Stock Index Portfolio
     Western Asset Management U.S. Government Portfolio
         (formerly Salomon Brothers U.S. Government Portfolio)


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

TRANSFERS

GENERAL. You can transfer a portion of your account value among the fixed account and the investment portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract owners. (See "Investment Options - Transfers -
Market Timing.") We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

You can make a transfer to or from the fixed account and to or from any investment portfolio, subject to the limitations below. All transfers made on the same business day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the business day. The following apply to any transfer:

o Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.

o  Your request for transfer must clearly state how much the transfer is for.

o The minimum amount you can transfer is $500 from an investment portfolio, or your entire interest in the investment portfolio, if less (this does not apply to pre-scheduled transfer programs).

o The minimum amount that may be transferred from the fixed account is $500, or your entire interest in the fixed account. Transfers out of the fixed account during the accumulation phase are limited to the greater of: (a) 25% of the fixed account value at the beginning of the contract year, or
     (b) the amount transferred out of the fixed account in the prior contract year.

o You may not make a transfer to more than 18 investment portfolios (including the fixed account) at any time if the request is made by telephone to our voice response system or by Internet. A request to transfer to more than 18 investment portfolios (including the fixed account) may be made by calling or writing our Annuity Service Center.

o If you have elected to add the GMIB Plus rider to your contract, you may only make transfers between certain investment portfolios. Please refer to the section "Annuity Payments (The Income Phase) - Description of GMIB Plus - Allocation Limitations."

o If you have elected to add the Lifetime Withdrawal Guarantee rider to your contract, you may only make transfers between certain investment portfolios. Please refer to the section "Living Benefits - Guaranteed

     Withdrawal Benefit - Description of the Lifetime Withdrawal Guarantee - Investment Allocation Restrictions."

o If you have elected to add the Guaranteed Minimum Accumulation Benefit rider to your contract, you may not transfer out of the MetLife Asset Allocation Program portfolio you chose at issue until the rider terminates. Please refer to the section "Living Benefits-Guaranteed Minimum Accumulation Benefit."

During the accumulation phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another investment portfolio). In such a case, the redemption order would be processed at the source investment portfolio's next determined accumulation unit value. However, the purchase of the new investment portfolio would be effective at the next determined accumulation unit value for the new investment portfolio only after we receive the proceeds from the source investment portfolio, or we otherwise receive cash on behalf of the source investment portfolio.

For transfers during the accumulation phase, we have reserved the right to restrict transfers to the fixed account if any one of the following conditions exist:

o  The credited interest rate is equal to the guaranteed minimum rate;

o Your account value in the fixed account equals or exceeds our published maximum for fixed account contract values (currently, there is no limit); or

o  A transfer was made out of the fixed account within the previous 180 days.

During the income phase, you cannot make transfers from a fixed annuity payment option to the investment portfolios. You can, however, make transfers during the income phase from the investment portfolios to a fixed annuity payment option and among the investment portfolios.

TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in a form that we may require. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. (See "Other Information - Requests and Elections.")

All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the business day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after 4:00 p.m. Eastern Time to be received the following business day.

PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost
Averaging, Three Month Market Entry, and Automatic Rebalancing Programs.

MARKET TIMING. Frequent requests from contract owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring a portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect contract owners and other persons who may have an interest in the contracts (E.G., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the Met/AIM Small Cap Growth, Harris Oakmark International, Loomis Sayles Global Markets, Lord Abbett Bond Debenture, MFS (Reg. TM) Emerging Markets Equity, MFS (Reg. TM) Research International, and Third Avenue

Small Cap Value Portfolios), and we monitor transfer activity in those portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

We do not believe that other investment portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other owners or other persons who have an interest in the contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified investment portfolios under that contract to be submitted with an original signature.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect owners and other persons with interests in the contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any contract owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract owners and other persons with interests in the contracts should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios. However, under rules recently adopted by the Securities and Exchange Commission, effective April 16, 2007 we will be required to: (1) enter into a written agreement with each investment portfolio or its principal underwriter that will obligate us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual contract owners, and (2) execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading policies established by the investment portfolio.

In addition, contract owners and other persons with interests in the contracts should be aware that some investment portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/ or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single contract owner). You should read the investment portfolio prospectuses for more details.

DOLLAR COST AVERAGING PROGRAMS

We offer two dollar cost averaging programs as described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You can elect only one dollar cost averaging program at a time. The dollar cost averaging programs are available only during the accumulation phase.

We reserve the right to modify, terminate or suspend any of the dollar cost averaging programs. There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus.

The two dollar cost averaging programs are:

1.    STANDARD DOLLAR COST AVERAGING (DCA)
     This program allows you to systematically transfer a set amount each month from the fixed account (new purchase payments only) or from a money market investment portfolio to any of the other available investment portfolio(s) you select. We provide certain exceptions from our normal fixed account restrictions to accommodate dollar cost averaging programs. These transfers are made on a date you select or, if you do not select a date, on the date that a purchase payment or account value is allocated to the dollar cost averaging program.

You can make subsequent purchase payments while you have an active DCA program in effect, provided, however, that no amount will be allocated to the DCA program without your express direction. (See "Purchase - Allocation of Purchase Payments.") If you make such an addition to your existing DCA program, the DCA transfer amount will not be increased; however, the number of months over which transfers are made is increased, unless otherwise elected in writing. You can terminate the program at any time, at which point transfers under the program will stop. This program is not available if you have selected the GMIB Plus rider or the GMAB rider.

2.    ENHANCED DOLLAR COST AVERAGING PROGRAM (EDCA)
     The Enhanced Dollar Cost Averaging (EDCA) Program allows you to systematically transfer amounts from the EDCA account in the general account to any available investment portfolio(s) you select. Except as discussed below, only new purchase payments or portions thereof can be allocated to an EDCA account. The transfer amount will be equal to the amount allocated to the EDCA account divided by a specified number of months (currently 6 or 12 months). For example, a $12,000 allocation to a 6-month program will consist of six $2,000 transfers, and a final transfer of the interest processed separately as a seventh transfer.

You can make subsequent purchase payments while you have an active EDCA account in effect, provided, however, that no amount will be allocated to the EDCA account without your express direction. (See "Purchase - Allocation of Purchase Payments.") When a subsequent purchase payment is allocated by you to your existing EDCA account we create "buckets" within your EDCA account.

o The EDCA transfer amount will be increased by the subsequent purchase payment divided by the number of EDCA months (6 or 12 months as you selected) and thereby accelerates the time period over which transfers are made.

o Each allocation (bucket) resulting from a subsequent purchase payment will earn interest at the then current interest rate applied to new allocations to an EDCA account of the same monthly term.

o Allocations (buckets) resulting from each purchase payment, along with the interest credited, will be transferred on a first-in, first-out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 plus $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted.

(See Appendix C for further examples of EDCA with multiple purchase payments.)

The interest rate earned in an EDCA account will be the minimum guaranteed rate, plus any additional interest which we may declare from time to time. The interest rate earned in an EDCA account is paid over time on declining amounts in the EDCA account. Therefore, the amount of interest payments you receive will decrease as amounts are systematically transferred from the EDCA account to any investment portfolio, and the effective interest rate earned will therefore be less than the declared interest rate.

The first transfer we make under the EDCA program is the date your purchase payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for purchase payments allocated on the 29th, 30th, or 31st day of a month. If such a day is not a business day, the transfer will take place on the next business day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.

If you decide you no longer want to participate in the EDCA program, and your contract was issued prior to May 1, 2005, all money remaining in your EDCA account will be transferred to the BlackRock Money Market Portfolio, unless you specify otherwise. If your contract was issued on or after May 1, 2005, all money remaining in your EDCA account will be transferred to the investment portfolio(s) in accordance with the percentages you have chosen for the EDCA program, unless you specify otherwise.

THREE MONTH MARKET ENTRY PROGRAM

Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the Enhanced Dollar Cost Averaging Program, except it is of 3 months duration.

AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance monthly, quarterly, semi-annually or annually.

An automatic rebalancing program is intended to transfer account value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits, nor does it assure that you will not have losses.

We will measure the rebalancing periods from the anniversary of the date we issued your contract. If a dollar cost averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current DCA or EDCA allocations. If you are not participating in a dollar cost averaging program, we will make allocations based upon your current purchase payment allocations, unless you tell us otherwise.

The Automatic Rebalancing Program is available only during the accumulation phase. There is no additional charge for participating in the Automatic Rebalancing

Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee. This program is not available if you have selected the GMAB rider.


EXAMPLE:
   Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Lord Abbett Bond Debenture Portfolio and 60% to be in the Legg Mason Aggressive Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Lord Abbett Bond Debenture Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the Lord Abbett Bond Debenture Portfolio to bring its value back to 40% and use the money to buy more units in the Legg Mason Aggressive Growth Portfolio to increase those holdings to 60%.

DESCRIPTION OF THE METLIFE ASSET ALLOCATION PROGRAM

The MetLife Asset Allocation Program consists of the following five MetLife asset allocation portfolios (Class B), each of which is a portfolio of the Met Investors Series Trust. Met Investors Advisory, LLC ("Met Investors Advisory"), an affiliate of ours, is the investment manager of the MetLife asset allocation portfolios.

METLIFE ASSET ALLOCATION PROGRAM PORTFOLIOS
-------------------------------------------

     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

Each portfolio is well diversified and was designed on established principles of asset allocation and risk tolerance. Each portfolio will invest substantially all of its assets in the Class A shares of other investment portfolios of the Met Investors Series Trust or of the Metropolitan Series Fund, Inc., which invest either in equity securities, fixed income securities or cash equivalent money market securities, as applicable. Each portfolio has a target allocation among the three types of asset classes (equity, fixed income and cash/money market). Met Investors Advisory establishes specific target investment percentages for the asset classes and the various components of each asset category and then selects the underlying investment portfolios in which a portfolio invests based on, among other things, Met Investors Advisory's investment process, its outlook for the economy, interest rates, financial markets and historical performance of each underlying investment portfolio and/or asset class. At least annually, Met Investors Advisory will evaluate each portfolio's asset allocations among equities, fixed income and cash/money market securities including the allocation within such asset classes and may make changes in the target allocations. (See the fund prospectus for a description of each portfolio's target allocation.)

Met Investors Advisory has hired an independent consultant to provide research and consulting services with respect to the periodic asset allocation targets for each of the portfolios and investment in the underlying investment portfolios, which may assist Met Investors Advisory in determining the underlying investment portfolios which may be available for investment and with the selection of an allocation of each portfolio's investments among the underlying investment portfolios. Met Investors Advisory is responsible for paying the consulting fees.

VOTING RIGHTS

We are the legal owner of the investment portfolio shares. However, we believe that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION OF INVESTMENT OPTIONS

If investment in the investment portfolios or a particular investment portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another investment portfolio or investment portfolios without your consent. The substituted investment portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close investment portfolios to allocation of purchase payments or account value, or both, at any time in our sole discretion.



4. EXPENSES
There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

PRODUCT CHARGES

SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge, the administration charge and the charges related to any death benefit riders). We do this as part of our calculation of the value of the accumulation units and the annuity units.

MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge which is equal, on an annual basis, to 1.05% of the average daily net asset value of each investment portfolio. For contracts issued prior to May 1, 2003, the Mortality and Expense Charge on an annual basis is 1.15% of the average daily net asset value of each investment portfolio.

This charge compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the contract. These guarantees include making annuity payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.

ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to 0.25% of the average daily net asset value of each investment portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.

DEATH BENEFIT RIDER CHARGES. If you select one of the following death benefit riders, we assess a daily charge during the accumulation phase equal, on an annual basis, to the percentages below of the average daily net asset value of each investment portfolio:


      Annual Step-Up Death Benefit                  0.20%
      Compounded-Plus Death Benefit                 0.35%
      Additional Death Benefit - Earnings
         Preservation Benefit                       0.25%

For contracts issued prior to May 1, 2003, the percentage charge for the Compounded-Plus Death Benefit is 0.15% of the average daily net asset value of each investment portfolio.

ACCOUNT FEE

During the accumulation phase, every contract year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $30 from your contract as an account fee for the prior contract year if your account value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the account value regardless of the amount of your account value. During the accumulation phase, the account fee is deducted pro rata from the investment portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.

A pro rata portion of the charge will be deducted from the account value on the annuity date if this date is other than a contract anniversary. If your account value on the annuity date is at least $50,000, then we will not deduct the account fee. After the annuity date, the charge will be collected monthly out of the annuity payment, regardless of the size of your contract.

GUARANTEED MINIMUM INCOME BENEFIT - RIDER CHARGE

We offer a Guaranteed Minimum Income Benefit ("GMIB") that you can select when you purchase the contract. Two different versions of the GMIB are currently available under this contract: GMIB II and GMIB Plus. If you select the GMIB Plus rider, we will assess a charge during the accumulation phase equal to 0.75% of the income base (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit" for a discussion of how the income base is determined) at the time the rider charge is assessed. If you elect an Optional Reset of the GMIB Plus rider on any contract anniversary as permitted, we may increase the GMIB Plus rider charge to the charge applicable to contract purchases at the time of the reset, but no more than a maximum of 1.50% of the income base. If you select the GMIB II rider, the charge is 0.50% of the income base at the time the charge is assessed.

For contracts issued prior to February 9, 2004, we offered a different guaranteed minimum income benefit known as GMIB I. If you selected GMIB I, we assess a charge equal to 0.50% of the income base. For contracts issued prior to February 15, 2003, the GMIB I rider charge equals 0.35% of the income base.

For contracts issued from May 1, 2003 and prior to May 1, 2005, for which the GMIB II or GMIB I was elected, the rider charge is reduced to 0.45% of the income base if you elect either the optional Annual Step-Up Death Benefit or the Compounded-Plus Death Benefit. (See "Death Benefit.")

The charge is first assessed at the first contract anniversary and then at each subsequent contract anniversary, up to and including the anniversary on or immediately before the date the rider is exercised. If you make a full withdrawal (surrender) or if you begin to receive annuity payments at the annuity date, a pro rata portion of the rider charge will be assessed. The GMIB rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account.

GUARANTEED WITHDRAWAL BENEFIT - RIDER CHARGE

We offer an optional Guaranteed Withdrawal Benefit ("GWB") that you can select when you purchase the contract. There are three different versions of the GWB under this contract: GWB I, Enhanced GWB, and Lifetime Withdrawal Guarantee. We currently only offer the Enhanced GWB and Lifetime Withdrawal Guarantee riders. For contracts issued prior to November 7, 2005, we only offered the GWB I rider. For contracts issued from November 7, 2005 to June 9, 2006, we only offered the Enhanced GWB rider. If you elect a GWB rider, a charge is deducted from your account value on each contract anniversary. The charge for the GWB I or Enhanced GWB rider is equal to 0.50% of the Guaranteed Withdrawal Amount (see "Living Benefits - Guaranteed Withdrawal Benefit - Description of Guaranteed Withdrawal Benefit I") on the applicable contract anniversary, prior to taking into account any Optional Reset occurring on such contract anniversary. The charge for the Lifetime Withdrawal Guarantee rider is equal to 0.50% (Single Life version) or 0.70% (Joint Life version) of the Total Guaranteed Withdrawal Amount (see "Living Benefits -
Guaranteed Withdrawal Benefit - Description of Lifetime Withdrawal Guarantee" below) on the applicable contract anniversary, prior to taking into account any Automatic Annual Step-Up occurring on such contract anniversary.

The GWB rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by canceling accumulation units from the Separate Account. If you make a full withdrawal (surrender) of your account value, you apply your account value to an annuity option, there is a change in owners, joint owners or annuitants (if the owner is a non-natural person), or the contract terminates (except for a termination due to death), a pro rata portion of the rider charge will be assessed based on the number of full months from the last contract anniversary to the date of the change. If the Enhanced GWB or Lifetime Withdrawal Guarantee rider is cancelled following an eligible contract anniversary pursuant to the cancellation provisions of each rider, a pro rata portion of the rider charge will not be assessed based on the period from the contract anniversary to the date the cancellation takes effect.

If you elect an Optional Reset on the 5th contract anniversary under the GWB I rider or on the 3rd contract anniversary under the Enhanced GWB rider, or thereafter as permitted, we may increase the rider charge to the GWB I/Enhanced GWB rider charge applicable to current contract purchases at the time of the reset, but no more than a maximum of 0.95% of the Guaranteed Withdrawal Amount. If an Automatic Annual Step-Up occurs under the Lifetime Withdrawal Guarantee, we may increase the rider charge to the Lifetime Withdrawal Guarantee charge applicable to current contract purchases at the time of the step-up, but to no more than a maximum of 0.95% (Single Life version) or 1.40% (Joint Life version) of the Total Guaranteed Withdrawal Amount.

If the GWB I rider is in effect, the rider charge will continue even if your Benefit Base (see "Living Benefits - Guaranteed Withdrawal Benefit - Description of Guaranteed Withdrawal Benefit I") equals zero. If the Enhanced GWB rider is in effect, the rider charge will not continue if your Benefit Base equals zero. If the Lifetime Withdrawal Guarantee rider is in effect, the rider charge will continue if your Remaining Guaranteed Withdrawal Amount (see "Living Benefits - Guaranteed Withdrawal Benefit - Description of Lifetime Withdrawal Guarantee" below) equals zero.

GUARANTEED MINIMUM ACCUMULATION
BENEFIT - RIDER CHARGE

We offer a Guaranteed Minimum Accumulation Benefit ("GMAB") rider that you can select when you purchase the contract. If you elect the GMAB, a charge is deducted from your account value on each contract anniversary. The charge is equal to 0.75% of the GMAB Guaranteed Accumulation Amount (see "Living Benefits-Guaranteed Minimum Accumulation Benefit") at the end of the prior contract year. The GMAB rider charge is deducted from your account value pro rata from your contract's MetLife Asset Allocation Program portfolio and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account. If you make a full withdrawal (surrender) of your account value or you apply your account value to an annuity option, we will assess a pro rata portion of the GMAB rider charge based on the number of whole months since the last contract anniversary.

WITHDRAWAL CHARGE

During the accumulation phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior purchase payments, a withdrawal charge is assessed against the purchase payment withdrawn. To determine if your withdrawal includes prior purchase payments, amounts are withdrawn from your contract in the following order:

1. Earnings in your contract (earnings are equal to your account value, less purchase payments not previously withdrawn); then

2.    The free withdrawal amount described below; then

3. Purchase payments not previously withdrawn, in the order such purchase payments were made: the oldest purchase payment first, the next purchase payment second, etc. until all purchase payments have been withdrawn.

FREE WITHDRAWAL AMOUNT. The free withdrawal amount for each contract year after the first (there is no free withdrawal amount in the first contract year) is equal to 10% of your total purchase payments, less the total free withdrawal amount previously withdrawn in the same contract year. Also, we currently will not assess the withdrawal charge on amounts withdrawn during the first contract year under the Systematic Withdrawal Program. Any unused free withdrawal amount in one contract year does not carry over to the next contract year.

The withdrawal charge is calculated at the time of each withdrawal in accordance with the following:


Number of Complete Years from            Withdrawal Charge
Receipt of Purchase Payment           (% of Purchase Payment)
-------------------------------      ------------------------
  0                                             7
  1                                             6
  2                                             6
  3                                             5
  4                                             4
  5                                             3
  6                                             2
  7 and thereafter                              0

For a partial withdrawal, the withdrawal charge is deducted from the remaining account value, if sufficient. If the remaining account value is not sufficient, the withdrawal charge is deducted from the amount withdrawn.

If the account value is smaller than the total of all purchase payments, the withdrawal charge only applies up to the account value.

We do not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits, although we do assess the withdrawal charge in calculating GMIB annuity payments. In addition, we will not assess the withdrawal charge on required minimum distributions from qualified contracts but only as to amounts required to be distributed from this contract. We do not assess the withdrawal charge on earnings in your contract.

NOTE: For tax purposes, earnings from non-qualified contracts are considered to come out first.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

GENERAL. We may elect to reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with us. We may not deduct a withdrawal charge under a contract issued to an officer, director, employee, or a family member of an officer, director, or employee of ours or any of our affiliates and we may not deduct a withdrawal charge under a contract issued to an officer, director or employee or family member of an officer, director or employee of a broker-dealer which is participating in the offering of the contract. In lieu of a withdrawal charge waiver, we may provide an account value credit.

NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you or your joint owner becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6 month break in confinement and the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). The confinement must be prescribed by a physician and be medically necessary. This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used.

TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you or your joint owner are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used.

For contracts issued on and after May 1, 2005, these riders are not available for owners who are age 81 or older (on the contract issue date). Additional conditions and requirements apply to the Nursing Home or Hospital Confinement rider and the Terminal Illness rider. They are specified in the rider(s) that are part of your contract.

PREMIUM AND OTHER TAXES

We reserve the right to deduct from purchase payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. Premium taxes generally range from 0 to 3.5%, depending on the state. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until annuity payments begin.

TRANSFER FEE

We currently allow unlimited transfers without charge during the accumulation phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.

INCOME TAXES

We will deduct from the contract for any income taxes which we incur because of the contract. At the present time, we are not making any such deductions.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of each investment portfolio, which are described in the fee table in this prospectus and the investment portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each investment portfolio.



5.  ANNUITY PAYMENTS
        (THE INCOME PHASE)
ANNUITY DATE

Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month and must be at least 30 days after we issue the contract. Annuity payments must begin by the first day of the calendar month following the annuitant's 90th birthday or 10 years from the date we issue your contract, whichever is later (this requirement may be changed by us).

When you purchase the contract, the annuity date will be the later of the first day of the calendar month after the annuitant's 90th birthday or ten (10) years from the date your contract was issued. You can change the annuity date at any time before the annuity date with 30 days prior notice to us.

ANNUITY PAYMENTS

You (unless another payee is named) will receive the annuity payments during the income phase. The annuitant is the natural person(s) whose life we look to in the determination of annuity payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will be:

o  fixed annuity payments, or

o  variable annuity payments, or

o  a combination of both.

If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place just before the start of the income phase.

If you choose to have any portion of your annuity payments based on the investment portfolio(s), the dollar amount of your payment will vary and will depend upon 3 things:

1) the value of your contract in the investment portfolio(s) just before the start of the income phase,

2) the assumed investment return (AIR) (you select) used in the annuity table for the contract, and

3)    the performance of the investment portfolios you selected.

At the time you purchase the contract, you select the AIR, which must be acceptable to us. You can change the AIR with 30 days notice to us prior to the annuity date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your variable annuity payments will increase. Similarly, if the actual investment performance is less than the AIR, your variable annuity payments will decrease.

Your variable annuity payment is based on ANNUITY UNITS. An annuity unit is an accounting device used to calculate the dollar amount of annuity payments.

When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial variable annuity payment, but subsequent variable annuity payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the investment portfolios. On the other hand, a higher AIR will result in a higher initial variable annuity payment than a lower AIR, but later variable annuity payments will rise more slowly or fall more rapidly.

In the event of a transfer during the income phase from a variable annuity payment option to a fixed annuity payment option, this may result in a reduction in the amount of annuity payments.

If you choose to have any portion of your annuity payments be a fixed annuity payment, the dollar amount of each fixed annuity payment will not change.

Annuity payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an annuity option. In that case, we may provide your annuity payment in a single lump sum instead of annuity payments. Likewise, if your annuity payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your annuity payments are at least $100.

ANNUITY OPTIONS

You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us.

If you do not choose an annuity option at the time you purchase the contract, Option 2 which provides a life annuity with 10 years of guaranteed annuity payments will automatically be applied.

You can choose one of the following annuity options or any other annuity option acceptable to us. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make annuity payments so long as the annuitant is alive. We stop making annuity payments after the annuitant's death. It is possible under this option to receive only one annuity payment if the annuitant dies before the due date of the second payment or to receive only two annuity payments if the annuitant dies before the due date of the third payment, and so on.

OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant is alive. If, when the annuitant dies, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. When the annuitant dies, if you do not want to continue receiving annuity payments, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. We will stop making annuity payments after the last survivor's death.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. If, at the last death of the annuitant and the joint annuitant, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. However, if you do not want to continue receiving annuity payments at the last death of the annuitant and the joint annuitant, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an annuity option under which fixed or variable monthly annuity payments are made for a selected number of years as approved by us, currently not less than 10 years. This annuity option may be limited or withdrawn by us in our discretion. After commencement of this annuity payout, you may elect to receive the partial or full commuted value of the remaining guaranteed variable annuity payments, and the payments will be commuted at the AIR selected.

There may be tax consequences resulting from the election of an annuity payment option containing a commutation feature (I.E., an annuity payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")


In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both tax qualified and non-tax qualified contracts.

In the event that you purchased the contract as a tax qualified contract, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

GUARANTEED MINIMUM INCOME BENEFIT

At the time you buy the contract, you may elect a Guaranteed Minimum Income Benefit ("GMIB"). Currently, we offer two different versions of the GMIB: version II, which is known as GMIB II, and version III, which is known as GMIB Plus. GMIB II and GMIB Plus are described below. Version I is known as GMIB I and is no longer offered. GMIB I is described in Appendix D. You may not have this benefit and a GWB or GMAB rider in effect at the same time.

It is important to recognize that the "income base" (as described below) that is guaranteed by the GMIB is not available for cash withdrawals and does not establish or guarantee your account value or a minimum return for any investment portfolio. Rather, the GMIB is designed to provide you with a predictable minimum level of income for life after a minimum 10-year waiting period regardless of investment performance or actual account value, by providing a minimum guaranteed lifetime fixed income benefit in the form of fixed monthly annuity payments.

The amount of the benefit is determined by applying the income base (described below) at the time of exercise of the rider to the GMIB Annuity Table specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with a 7-year age set back with interest of 2.5% per annum. The annuity rates in the Table are conservative and a withdrawal charge may be applicable, so the amount of guaranteed minimum lifetime income that the GMIB produces may be less than the amount of annuity income that would be provided by applying your account value on your annuity date to then-current annuity purchase rates. In this case, your annuity payments will be higher if you do not exercise the rider.

The Guaranteed Principal Option of GMIB Plus does guarantee a minimum account value after a 10-year waiting period that is available for cash withdrawals. If you elect the Guaranteed Principal Option after the waiting period, this guarantee applies in lieu of receiving GMIB payments.

(See Appendix E for examples of the GMIB.)

DESCRIPTION OF GMIB II

The GMIB II may be exercised after a 10 year waiting period and then only within 30 days following a contract anniversary, provided that the exercise must occur no later than the 30 day period following the contract anniversary on or following the owner's 85th birthday. The GMIB II is only available for owners up through age 75, and you can only elect the GMIB II at the time you purchase the contract. Once elected, the rider cannot be terminated except as discussed below.

INCOME BASE. The INCOME BASE is the greater of (a) or (b) below.

(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the owner's 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the account value on the date of the recalculation.

(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. (For these purposes, all purchase payments credited within 120 days of the date we issued the contract will be treated as if they were received on the date we issue the contract.) Thereafter, the Annual Increase Amount is equal to (i) less
     (ii), where:

    (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary on or following the owner's 85th birthday and 0% thereafter; and

    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
          (1) or (2) as defined below:

         (1) The withdrawal adjustment for each withdrawal in a contract year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributed to that withdrawal (including any applicable withdrawal charge); or

         (2) If total withdrawals in a contract year are 5% or less of the Annual Increase Amount on the issue date or on the prior contract anniversary after the first contract year, and if these withdrawals are paid to you (or the annuitant if the contract is owned by a non-natural person) or other payee we agree to, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and be treated as though the corresponding withdrawals occurred at the end of that contract year.

In determining the GMIB II annuity income, an amount equal to the withdrawal charge that would be assessed upon a complete withdrawal and the amount of any premium and other taxes that may apply will be deducted from the income base.

The Highest Anniversary Value does not change after the contract anniversary immediately preceding the owner's 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionally by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). The Annual Increase Amount does not change after the contract anniversary on or following the owner's 85th birthday, except that it is increased for each subsequent purchase payment and reduced by the withdrawal adjustments described in (b)(ii) above.

OWNERSHIP. If the owner is a natural person, the owner must be the annuitant. If a non-natural person owns the contract, then annuitant will be considered the owner in determining the income base and GMIB II annuity payments. If joint owners are named, the age of the older will be used to determine the income base and GMIB II annuity payments.

EXERCISING THE GMIB II RIDER. If you exercise the GMIB II, you must elect to receive annuity payments under one of the following fixed annuity options:

(1) Life annuity with 10 years of annuity payments guaranteed. For annuitization ages over 79, the guaranteed component of the life annuity is reduced as follows:


 Age at Annuitization         Guarantee Period
----------------------       -----------------
          80                         9
          81                         8
          82                         7
          83                         6
       84 and 85                     5

(2) Joint and last survivor annuity with 10 years of annuity payments guaranteed.

These options are described in the contract and the GMIB II rider.

If you exercise the GMIB II, your annuity payments will be the greater of:

o the annuity payment determined by applying the amount of the income base to the GMIB Annuity Table, or

o the annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")

If you take a full withdrawal of your account value, your contract is terminated by us due to its small account value and inactivity (see "Purchase - Purchase Payments"), or your contract lapses and there remains any income base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the income base and any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.

If you choose not to receive annuity payments as guaranteed under the GMIB II, you may elect any of the annuity options available under the contract.

TERMINATING THE GMIB II RIDER. Except as otherwise provided in the GMIB II rider, the GMIB II will terminate upon the earliest of:

    a) The 30th day following the contract anniversary on or following your 85th birthday;

    b)    The date you make a complete withdrawal of your account value;

    c) The date you elect to receive annuity payments under the contract and you do not elect to receive payments under the GMIB II;

    d) Death of the owner or joint owner (unless the spouse (aged 84 or younger) is the beneficiary and elects to continue the contract), or death of the annuitant if a non-natural person owns the contract; or

    e) A change for any reason of the owner or joint owner or the annuitant if a non-natural person owns the contract.

When the GMIB II rider terminates, the corresponding GMIB II rider charge terminates.

DESCRIPTION OF GMIB PLUS

The GMIB Plus is identical to the GMIB II, described above, with the following differences: (1) you may exercise a "GUARANTEED PRINCIPAL OPTION," in which case you receive an additional amount to be added to the account value in lieu of taking GMIB payments; (2) you may be permitted to periodically reset the Annual Increase Amount; (3) you are limited to allocating your account value to certain investment choices and you may not participate in the Standard Dollar Cost Averaging (DCA) program; (4) the termination provisions are expanded; and
(5) the additional charge for the GMIB Plus is 0.75% (rather than 0.50% for the GMIB II) of the income base (with a maximum charge of 1.50% of the income base applicable upon exercise of the Optional Reset feature). A description of these features follows.

GUARANTEED PRINCIPAL OPTION. Starting with the tenth contract anniversary prior to the owner's 86th birthday, you may exercise the Guaranteed Principal Option. If the owner is a non-natural person, the annuitant's age is the basis for determining the birthday. If there are joint owners, the age of the oldest owner is used for determining the birthday. We must receive your request to exercise the Guaranteed Principal Option in writing, or any other method that we agree to, within 30 days following the eligible contract anniversary. The Guaranteed Principal Option will take effect at the end of this 30-day period following the eligible contract anniversary.

By exercising the Guaranteed Principal Option, you elect to receive an additional amount to be added to your account value intended to restore your initial investment in the contract, in lieu of receiving GMIB payments. The additional amount is called the Guaranteed Principal Adjustment and is equal to
(a) minus (b) where:

(a) is purchase payments credited within 120 days of the date we issued the contract (reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal withdrawal (including applicable withdrawal charges) prior to the exercise of the Guaranteed Principal Option)) and

(b) the account value on the contract anniversary immediately preceding exercise of the Guaranteed Principal Option.

The Guaranteed Principal Option can only be exercised if (a) exceeds (b), as defined above. The Guaranteed Principal Adjustment will be added to each applicable investment portfolio and EDCA account in the ratio the portion of the account value in such investment portfolio bears to the total account value in all investment portfolios.

The Guaranteed Principal Adjustment will never be less than zero. If the Guaranteed Principal Option is elected, the GMIB Plus rider will terminate as of the date the option takes effect and no additional GMIB charges will apply thereafter. The variable annuity contract, however, will continue.

OPTIONAL RESET. On each contract anniversary as permitted, you may elect to reset the Annual Increase Amount to the account value. Such a reset may be beneficial if your account value has grown at a rate above the 5% accumulation rate on the Annual Increase Amount. However, resetting the Annual Increase Amount will increase your waiting period for exercising the GMIB Plus by restarting the waiting period, and the GMIB Plus rider charge will be reset to the fee we charge new contract purchasers for GMIB Plus at that time. An Optional Reset is permitted only if: (1) the account value exceeds the Annual Increase Amount immediately before the reset; and (2) the owner (or oldest joint owner or annuitant if the contract is owned by a non-natural person) is not older than age 75 on the date of the Optional Reset.

o  If you purchased your contract on or after February 27, 2006, you may elect
   ------------------------------------------------------------
     either (1) a one-time Optional Reset at any contract anniversary provided the above requirements are met, or (2) Optional Resets to occur under the Automatic Annual Step-Up. If you elect Automatic Annual Step-Ups, on any contract anniversary while this election is in effect, the Annual

     Increase Amount will reset to the account value automatically, provided the above requirements are met. The same conditions described above will apply to each automatic step-up. You may discontinue this election at any time by notifying us in writing, at our Annuity Service Center (or by any other method acceptable to us), at least 30 days prior to the contract anniversary on which a reset may otherwise occur. Otherwise, it will remain in effect through the seventh contract anniversary following the date you make this election, at which point you must make a new election if you want Automatic Annual Step-Ups to continue. If you discontinue or do not re-elect the Automatic Annual Step-Up, no Optional Reset will occur automatically on any subsequent contract anniversary unless you make a new election under the terms described above.

o  If you purchased your contract before February 27, 2006, you may elect an
   -------------------------------------------------------
     Optional Reset on any contract anniversary on or after the third contract anniversary and at any subsequent contract anniversary as long as it has been at least three years since the last Optional Reset, provided all other requirements are met.

We must receive your request to elect the Optional Reset in writing at our Annuity Service Center, or by any other method acceptable to us. We must receive your request prior to the contract anniversary for an Optional Reset to occur on that contract anniversary. We reserve the right to prohibit an Optional Reset if we no longer offer this benefit for this class of contract. We are waiving this right with respect to purchasers of the contract offered by this prospectus who elect or have elected the GMIB Plus rider and will allow Optional Resets to those purchasers even if this benefit is no longer offered for this class of contract.

The Optional Reset will:

(1) reset the Annual Increase Amount to the Account Value on the contract anniversary following the receipt of an Optional Reset election;

(2) reset the GMIB Plus waiting period to the tenth contract anniversary following the date the Optional Reset took effect; and

(3) reset the GMIB Plus rider charge to the then current level we charge for the GMIB Plus rider at the time of the reset, up to the Maximum Optional Reset Fee Rate (not to exceed 1.50%).

On the date of the reset, the account value on that day will be treated as a single purchase payment received on the date of the reset for purposes of determining the Annual Increase Amount after the reset. All purchase payments and withdrawal adjustments previously used to calculate the Annual Increase Amount will be set equal to zero on the date of the reset.

ALLOCATION LIMITATIONS. If you elect to purchase the GMIB Plus, unlike the GMIB II or GMIB I, you are limited to allocating your purchase payments and account value among the following investment portfolios:

(1) the MetLife Defensive Strategy Portfolio,

(2) the MetLife Moderate Strategy Portfolio,

(3) the MetLife Balanced Strategy Portfolio, or

(4) the MetLife Growth Strategy Portfolio

You may also elect to participate in the Enhanced Dollar Cost Averaging program, provided that your destination investment portfolios are one or more of the above-listed investment portfolios.

TERMINATION PROVISIONS. GMIB Plus will terminate upon the effective date of the Guaranteed Principal Option in addition to the other termination provisions described above under "Terminating the GMIB II Rider." Also, for GMIB Plus only the following replaces termination provision e) above:

o a change for any reason of the owner or joint owner or annuitant, if a non-natural person owns the contract, unless we agree otherwise.

GMIB, QUALIFIED CONTRACTS AND DECEDENT CONTRACTS

The GMIB may have limited usefulness in connection with a qualified contract, such as an IRA (see "Federal Income Tax Status - Taxation of Qualified Contracts"), in circumstances where the owner is planning to exercise the rider on a date later than the beginning date of required minimum distributions under the contract. In such event, required minimum distributions received from the contract will have the effect of reducing the income base either on a proportionate or dollar for dollar basis, as the case may be. This may have the effect of reducing or eliminating the value of annuity payments under the GMIB.

Additionally, the GMIB may not be appropriate for purchase by a beneficiary under a decedent's IRA (or where otherwise offered, under any other contract which is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases). Under the tax rules, such contracts generally require distributions to commence in accordance with tax regulations by the end of the calendar year following the year of the owner's death. The GMIB benefit may not be exercised until 10 years after purchase. It is not clear under these rules whether minimum distribution requirements will be met in all cases where income payments under a life contingent annuity (such as provided under the GMIB) do not begin until after the year following the year of death, as would be the case with a GMIB benefit purchased by such beneficiary. Even if minimum distribution requirements would be met, the value of such benefit may be adversely impacted or eliminated, depending on the beneficiary's own situation, because of required distributions prior to the time that the benefit could be exercised. You should consult your tax adviser prior to electing a GMIB rider.



6. ACCESS TO YOUR MONEY
You (or in the case of a death benefit, your beneficiary) can have access to the money in your contract:

(1)    by making a withdrawal (either a partial or a complete withdrawal);

(2)    by electing to receive annuity payments; or

(3)    when a death benefit is paid to your beneficiary.

Under most circumstances, withdrawals can only be made during the accumulation phase.

You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes. (See "Federal Income Tax Status.")

When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the account value of the contract at the end of the business day when we receive a written request for a withdrawal:

o  less any applicable withdrawal charge;

o  less any premium or other tax;

o  less any account fee; and

o  less any applicable pro rata GMIB, GWB or GMAB rider charge.

Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the fixed account, the EDCA account and the investment portfolio(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the investment portfolio, fixed account or EDCA account. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the account value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.

We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect.

How to withdraw all or part of your account value:

o You must submit a request to our Annuity Service Center. (See "Other Information - Requests and Elections.")

o You must provide satisfactory evidence of terminal illness or confinement to a nursing home if you would like to have the withdrawal charge waived. (See "Expenses - Reduction or Elimination of the Withdrawal Charge.")

o You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).

o We have to receive your withdrawal request in our Annuity Service Center prior to the annuity date or owner's death.

There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL PROGRAM

You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total purchase payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next business day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

o the New York Stock Exchange is closed (other than customary weekend and holiday closings);

o  trading on the New York Stock Exchange is restricted;

o an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the investment portfolios is not reasonably practicable or we cannot reasonably value the shares of the investment portfolios; or

o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

7. LIVING BENEFITS
GUARANTEED WITHDRAWAL BENEFIT

We offer an optional Guaranteed Withdrawal Benefit ("GWB") for an additional charge. There are three versions of the GWB under this contract:

o  Guaranteed Withdrawal Benefit I ("GWB I")

o  Enhanced Guaranteed Withdrawal Benefit ("Enhanced GWB")

o  Lifetime Withdrawal Guarantee

CURRENTLY WE ONLY OFFER THE ENHANCED GWB AND LIFETIME WITHDRAWAL GUARANTEE RIDERS. FOR CONTRACTS ISSUED PRIOR TO NOVEMBER 7, 2005, WE ONLY OFFERED THE GWB I RIDER. FOR CONTRACTS ISSUED FROM NOVEMBER 7, 2005 TO JUNE 9, 2006, WE ONLY OFFERED THE ENHANCED GWB RIDER. If you purchase the GWB, you must elect one version at the time you purchase the contract, prior to age 86. You may not have this benefit and a GMIB or GMAB rider in effect at the same time. Once elected, the GWB rider may not be terminated except as stated below in the description of each version of the GWB.

Each version of the GWB rider guarantees that the entire amount of purchase payments you make will be returned to you through a series of withdrawals that you may begin taking immediately or at a later time, provided withdrawals in any contract year do not exceed the maximum amount allowed. This means that, regardless of negative investment performance, you can take specified annual withdrawals until the entire amount of the purchase payments you made during the time period specified in your rider has been returned to you. Moreover, if you make your first withdrawal on or after the date you reach age 59 1/2, the Lifetime Withdrawal Guarantee rider guarantees income for your life (and the life of your spouse, if the Joint Life version of the rider is elected, and your spouse elects to continue the contract and is at least age 59 1/2 at continuation), even after the entire amount of purchase payments has been returned. (See "Description of Lifetime Withdrawal Guarantee" below.)

THE GWB GUARANTEE MAY BE REDUCED IF YOUR ANNUAL WITHDRAWALS ARE GREATER THAN THE MAXIMUM AMOUNT ALLOWED, CALLED THE ANNUAL BENEFIT PAYMENT, WHICH IS DESCRIBED IN MORE DETAIL BELOW. The GWB does not establish or guarantee an account value or minimum return for any investment portfolio. The Benefit Base (as described below) under the GWB I and Enhanced GWB riders, and the Remaining Guaranteed Withdrawal Amount (as described below) under the Lifetime Withdrawal Guarantee rider, cannot be taken as a lump sum. (However, if you cancel the Lifetime Withdrawal Guarantee rider after a waiting period of at least fifteen years, the Guaranteed Principal Adjustment will increase your account value to the purchase payments credited within the first 120 days of the date that we issue the contract, reduced proportionately for any withdrawals. See "Description of Lifetime Withdrawal Guarantee - Cancellation and Guaranteed Principal Adjustment" below.) Income taxes and penalties may apply to your withdrawals, and withdrawal charges may apply to withdrawals during the first contract year unless you take the necessary steps to elect to take such withdrawals under a Systematic Withdrawal Program. Withdrawal charges will also apply to withdrawals of purchase payments that exceed the free withdrawal amount. (See "Expenses-Withdrawal Charge.")

IF IN ANY CONTRACT YEAR YOU TAKE CUMULATIVE WITHDRAWALS THAT EXCEED THE ANNUAL BENEFIT PAYMENT, THE TOTAL PAYMENTS THAT THE GWB GUARANTEES THAT YOU OR YOUR BENEFICIARY WILL RECEIVE FROM THE CONTRACT OVER TIME MAY BE LESS THAN THE INITIAL GUARANTEED WITHDRAWAL AMOUNT (TOTAL GUARANTEED WITHDRAWAL AMOUNT FOR THE LIFETIME WITHDRAWAL GUARANTEE). THIS REDUCTION MAY BE SIGNIFICANT AND MEANS THAT RETURN OF YOUR PREMIUM PAYMENTS MAY BE LOST. THE GWB RIDER CHARGE WILL CONTINUE TO BE DEDUCTED AND CALCULATED BASED ON THE GUARANTEED WITHDRAWAL AMOUNT (TOTAL GUARANTEED WITHDRAWAL AMOUNT FOR THE LIFETIME WITHDRAWAL GUARANTEE) UNTIL TERMINATION OF THE CONTRACT.

o IF THE GWB I OR ENHANCED GWB RIDER IS IN EFFECT, THE GUARANTEED WITHDRAWAL AMOUNT WILL NOT DECREASE DUE TO WITHDRAWALS.

o IF THE LIFETIME WITHDRAWAL GUARANTEE RIDER IS IN EFFECT, THE TOTAL GUARANTEED WITHDRAWAL AMOUNT WILL NOT DECREASE DUE TO WITHDRAWALS THAT DO NOT EXCEED THE MAXIMUM AMOUNT ALLOWED IN ANY CONTRACT YEAR. WITHDRAWALS THAT EXCEED THE MAXIMUM AMOUNT ALLOWED IN ANY CONTRACT YEAR WILL DECREASE THE TOTAL GUARANTEED WITHDRAWAL AMOUNT.

IF THE GWB I OR LIFETIME WITHDRAWAL GUARANTEE RIDER IS IN EFFECT, WE WILL CONTINUE TO ASSESS THE GWB RIDER CHARGE EVEN IN THE CASE WHERE YOUR BENEFIT BASE (FOR GWB I), AS DESCRIBED BELOW, OR REMAINING GUARANTEED WITHDRAWAL AMOUNT (FOR LIFETIME WITHDRAWAL GUARANTEE), AS DESCRIBED BELOW, EQUALS ZERO. HOWEVER, IF THE ENHANCED GWB RIDER IS IN EFFECT, WE WILL NOT CONTINUE TO ASSESS THE GWB RIDER CHARGE IF YOUR BENEFIT BASE EQUALS ZERO.

The tax treatment of withdrawals under the GWB rider is uncertain. It is conceivable that the amount of potential gain could be determined based on the Benefit Base (Remaining Guaranteed Withdrawal Amount under the Lifetime Withdrawal Guarantee) at the time of the withdrawal, if the Benefit Base (or Remaining Guaranteed Withdrawal Amount) is greater than the account value (prior to withdrawal charges, if applicable). This could result in a greater amount of taxable income reported under a withdrawal and conceivably a limited ability to recover any remaining basis if there is a loss on surrender of the contract. Consult your tax advisor prior to purchase.

DESCRIPTION OF GUARANTEED WITHDRAWAL BENEFIT I

BENEFIT BASE. The Guaranteed Withdrawal Amount is the maximum TOTAL amount of money that you are guaranteed to receive over time under the GWB I rider. At issue, the Guaranteed Withdrawal Amount and the Benefit Base are both equal to your initial purchase payment plus the GWB Bonus Amount. At any subsequent point in time, the BENEFIT BASE is the remaining amount of money that you are guaranteed to receive through withdrawals under the GWB I rider. Your Benefit Base will change with each purchase payment, or as the result of an Optional Reset. Also, each withdrawal will reduce your Benefit Base. If negative investment performance reduces your account value below the Benefit Base, you are still guaranteed to be able to withdraw the entire amount of your Benefit Base.

The Benefit Base is equal to:

o Your initial purchase payment, increased by any applicable GWB Bonus Amount (currently, 5% for the initial purchase payment);

o Increased by each subsequent purchase payment, and by any applicable GWB Bonus Amount (currently, 5% of each subsequent purchase payment);

o Reduced dollar for dollar by Benefits Paid, which are withdrawals (including any applicable withdrawal charge) and amounts applied to an annuity option

     (currently, you may not apply amounts less than your entire account value to an annuity option); and

o If a Benefit Paid from your contract is not payable to the contract owner or the contract owner's bank account (or to the annuitant or the annuitant's bank account, if the owner is a non-natural person), or results in cumulative Benefits Paid for the current contract year exceeding the Annual Benefit Payment, and the resulting Benefit Base exceeds the account value, an additional reduction in the Benefit Base will be made. This additional reduction will be equal to the difference between the Benefit Base and your account value after the decrease for the Benefits Paid. The Benefit Base will also be reset as a result of an Optional Reset as described below.

ANNUAL BENEFIT PAYMENT. The ANNUAL BENEFIT PAYMENT is the maximum amount of your Benefit Base you may withdraw each contract year without adversely impacting the amount guaranteed to be available to you through withdrawals over time. The initial Annual Benefit Payment is equal to the initial Benefit Base multiplied by the GWB WITHDRAWAL RATE (7%). The Annual Benefit Payment is reset after each subsequent purchase payment to the greater of: (1) the Annual Benefit Payment before the subsequent purchase payment, and (2) the GWB Withdrawal Rate multiplied by the Benefit Base after the subsequent purchase payment. The Annual Benefit Payment will also be reset as a result of an Optional Reset as described below. You can continue to receive annual withdrawals in an amount equal to or less than your Annual Benefit Payment until your Benefit Base is depleted.

It is important that you carefully manage your annual withdrawals. To retain the guarantees of this rider, your annual withdrawals (including any applicable withdrawal charge) cannot exceed the Annual Benefit Payment each contract year. If a withdrawal from your contract does result in annual withdrawals (including any applicable withdrawal charge) during a contract year exceeding the Annual Benefit Payment, or if the withdrawal is not payable to the contract owner or the contract owner's bank account (or to the annuitant or the annuitant's bank account, if the owner is a non-natural person), the Annual Benefit Payment will be recalculated and may be reduced. The new Annual Benefit Payment will equal the lower of (1) the Annual Benefit Payment before the withdrawal and (2) your account value after the decrease for the withdrawal (including any applicable withdrawal charge) multiplied by the GWB Withdrawal Rate. This reduction may be significant.

You can always take annual withdrawals less than the Annual Benefit Payment. However, if you choose to receive only a part of, or none of, your Annual Benefit Payment in any given contract year, your Annual Benefit Payment is not cumulative and your Benefit Base and Annual Benefit Payment will not increase. For example, if your Annual Benefit Payment is 7% of your Benefit Base and you withdraw only 4% one year, you cannot then withdraw 10% the next year without exceeding your Annual Benefit Payment.

For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. A beneficiary under a decedent's IRA (or where otherwise offered, under any other contract that is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases) may be required to take such withdrawals, which must commence, in accordance with tax regulations, by the end of the calendar year following the year of the owner's death. These required distributions may be larger than the Annual Benefit Payment and may therefore adversely impact your guarantee under the GWB I rider.

GUARANTEED WITHDRAWAL AMOUNT. We assess the GWB rider charge as a percentage of the GUARANTEED WITHDRAWAL AMOUNT, which is initially set at an amount equal to your initial purchase payment plus the GWB Bonus Amount. The Guaranteed Withdrawal Amount may increase with subsequent purchase payments. In this case, the Guaranteed Withdrawal Amount will be reset equal to the greater of: (1) the Guaranteed Withdrawal Amount before the purchase payment and (2) the Benefit Base after the purchase payment. Withdrawals do not decrease the Guaranteed Withdrawal Amount. The Guaranteed Withdrawal Amount will also be reset as a result of an Optional Reset as described below. If your Guaranteed Withdrawal Amount increases, the amount of the GWB I rider charge we deduct will increase because the rider charge is a percentage of your Guaranteed Withdrawal Amount.

OPTIONAL RESET. The purpose of an Optional Reset is to "lock-in" a higher Benefit Base, which may increase the amount of the Annual Benefit Payment and lengthen the period of time over which these withdrawals can be taken. Starting with the fifth contract anniversary (as long as it is prior to the owner's 86th birthday), you may ask us to reset the Annual Benefit Payment, Benefit Base and Guaranteed Withdrawal Amount, provided that your account value is larger than the Benefit Base immediately before the reset. You may elect an Optional Reset at any subsequent contract anniversary prior to the owner's 86th birthday as long as it has been at least five years since the last Optional Reset. We reserve the right to prohibit an Optional Reset election if we no longer offer this benefit. The reset will:

o Reset your Guaranteed Withdrawal Amount and Benefit Base equal to the account value on the date of the reset plus the applicable GWB Bonus Amount (currently, 0%);

o Reset your Annual Benefit Payment equal to the account value on the date of the reset multiplied by the GWB Withdrawal Rate (7%); and

o Reset the GWB I rider charge equal to the then current level we charge at the time of the reset, up to the maximum charge of 0.95%.

An Optional Reset can also result in an increase of the Guaranteed Withdrawal Amount and the GWB I rider charge. However, locking in a higher Benefit Base by electing an Optional Reset can result in a decrease of the Annual Benefit Payment and the Guaranteed Withdrawal Amount if the account value before the reset was less than the Guaranteed Withdrawal Amount. Therefore, generally it may be beneficial to reset your Benefit Base only if your account value exceeds your Guaranteed Withdrawal Amount. However, any benefit of an Optional Reset also depends on the current GWB I rider charge. If the current charge in effect is higher than the charge you are paying, it may not be beneficial to reset your Benefit Base since we will begin applying the higher current charge at the time of the reset (even if the reset results in a decrease of your Annual Benefit Payment and/or your Guaranteed Withdrawal Amount).

We must receive your request for an Optional Reset in accordance with our administrative procedures (currently we require you to submit your request in writing to our Annuity Service Center) within the 30-day period ending on the day before the applicable contract anniversary. If the owner is a non-natural person, the annuitant's age is the basis for determining the birthday. If there are joint owners, the age of the oldest joint owner is used to determine the birthday. The Optional Reset will take effect on the next contract anniversary following our receipt of your written request.

WITHDRAWAL CHARGE. We will apply a withdrawal charge to withdrawals from purchase payments of up to 7% of purchase payments taken in the first seven years following receipt of the applicable purchase payment. (See "Expenses - Withdrawal Charge - Free Withdrawal Amount" and "Access to Your Money - Systematic Withdrawal Program.")

TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% federal tax penalty may apply.

TERMINATION OF THE GWB I RIDER. The GWB I rider will terminate on the earliest business day we:

(1)    process your request for a total withdrawal of your account value;

(2)    process your request to apply your account value to an annuity option;

(3) determine that your account value is not sufficient to pay the charge for the GWB I rider (whatever account value is available will be applied to pay the annual GWB I rider charge);

(4) receive due proof of the owner's death and a beneficiary claim form, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, or the annuitant dies if the owner is a non-natural person; note: (a) if the spouse elects to continue the contract (so long as the spouse is less than 85 years old and the GWB I rider is in effect at the time of continuation), all terms and conditions of the GWB I rider will apply to the surviving spouse; and (b) we will not terminate the rider until we receive both due proof of the owner's death and a beneficiary claim form (from certain beneficiaries, such as a trust, we may require additional information, such as the trust document), which means we will continue to deduct the GWB I rider charge until we receive this information;

(5) process a change in owners, joint owners or annuitants (if the owner is a non-natural person); or

(6)    process the termination of your contract.

ADDITIONAL INFORMATION. If you take a full withdrawal of your account value and the withdrawal does not exceed the Annual Benefit Payment, or your account value is reduced to zero because you do not have a sufficient account value to pay the GWB I rider charge and your Benefit Base after the withdrawal is greater than zero, we will commence making payments to the owner or joint owner (or to the annuitant if the owner is a non-natural person) on a monthly basis (or any mutually agreed upon frequency, but not less frequently than annually) until the Benefit Base is exhausted. The total annual payments cannot exceed the Annual Benefit Payment, except to the extent required under the Internal Revenue Code. If you or the joint owner (or the annuitant if the owner is a non-natural person) should die while these payments are being made, your beneficiary will receive these payments. No other death benefit will be paid.

If the owner or joint owner (or the annuitant if the owner is a non-natural person) should die while the GWB I rider is in effect, your beneficiary may elect to receive the Benefit Base as a death benefit instead of the standard death benefit, the Annual Step-Up death benefit or the Compounded-Plus death benefit, if those benefits had been purchased by the owner(s). Otherwise, the provisions of those death benefits will determine the amount of the death benefit and no benefit shall be payable under the GWB I rider.

If the beneficiary elects the Benefit Base as a death benefit, we will pay the remaining Benefit Base on a monthly basis (or any mutually agreed upon frequency, but no less frequently than annually) until the Benefit Base is exhausted. Except as may be required by the Internal Revenue Code, an annual payment will not exceed the Annual Benefit Payment. If your beneficiary dies while such payments are made, we will continue making the payments to the beneficiary's estate unless we have agreed to another payee in writing. If the contract is a nonqualified contract, any death benefit must be paid out over a time period and in a manner that satisfies Section 72(s) of the Internal Revenue Code. If the owner (or the annuitant, if the owner is not a natural person) dies prior to the "annuity starting date" (as defined under the Internal Revenue Code and regulations thereunder), the period over which the Benefit Base is paid as a death benefit cannot exceed the remaining life expectancy of the payee under the appropriate IRS tables. For purposes of the preceding sentence, if the payee is a non-natural person, the Benefit Base must be paid out within 5 years from the date of death. Payments under this death benefit must begin within 12 months following the date of death.

We reserve the right to accelerate any payment that is less than $500 or to comply with requirements under the Internal Revenue Code (including minimum distribution requirements for IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code and non-qualified contracts subject to
Section 72(s)). If you terminate the GWB I rider because (1) you make a total withdrawal of your account value; (2) your account value is insufficient to pay the GWB I rider charge; or (3) the contract owner or joint owner (or the annuitant, if the owner is a non-natural person) dies, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, you may not make additional purchase payments under the contract.

DESCRIPTION OF THE ENHANCED GUARANTEED WITHDRAWAL BENEFIT

We currently offer the Enhanced GWB rider instead of the GWB I rider. This version is the same as the GWB I rider described above, except with the following enhancements: (1) favorable treatment of required minimum distribution withdrawals; (2) availability of an optional reset every three contract years; (3) waiver of the GWB rider charge if the Benefit Base is zero; and (4) ability to cancel the rider within a 90-day period following the fifth contract anniversary. A description of these features follows.

REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your Annual Benefit Payment. After the first contract year, we will increase your Annual Benefit Payment to equal your required minimum distribution amount for that year, if such amounts are greater than your Annual Benefit Payment. YOU MUST BE ENROLLED IN THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM TO QUALIFY FOR THIS INCREASE IN THE ANNUAL BENEFIT PAYMENT. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.

OPTIONAL RESET. Starting with the third contract anniversary (as long as it is prior to the owner's 86th birthday), you may ask us to reset the Annual Benefit Payment, Benefit Base and Guaranteed Withdrawal Amount. Similar to the Optional Reset described above for the GWB I rider, we must receive your request in writing within a 30-day period prior to that contract anniversary. You may elect an Optional Reset at any subsequent contract anniversary as long as it has been at least three years since the last Optional Reset and it is prior to the owner's 86th birthday.

GWB RIDER CHARGE. Unlike the GWB I rider described above, we will not continue to assess the GWB rider charge if your Benefit Base equals zero.

CANCELLATION OF THE ENHANCED GWB RIDER. You may elect to cancel the Enhanced GWB rider in accordance with our Administrative Procedures (currently we require you to submit your cancellation request in writing to our Annuity Service Center) during the 90-day period following your fifth contract anniversary. Such cancellation will take effect upon our receipt of your request. If you cancel the Enhanced GWB rider, you may not re-elect it.

DESCRIPTION OF THE LIFETIME WITHDRAWAL GUARANTEE

The Lifetime Withdrawal Guarantee rider is an optional rider that may be elected instead of the Enhanced GWB rider. You should carefully consider which version of the GWB may be best for you. Here are some of the differences between the Lifetime Withdrawal Guarantee rider and the GWB I and Enhanced GWB riders:

o Guaranteed Payments for Life. So long as you make your first withdrawal on or after the date you reach age 59 1/2, the Lifetime Withdrawal Guarantee rider guarantees that we will make payments to you over your lifetime (and the life of your spouse, if the Joint Life version of the rider is elected, and your spouse elects to continue the contract and is at least age 59 1/2 at continuation), even after the entire amount of purchase payments has been returned.

o Automatic Annual Step-Ups. In contrast to the GWB I rider, which offers an optional reset beginning with the 5th contract anniversary prior to the owner's 86th birthday, and the Enhanced GWB rider, which offers an optional reset beginning with the 3rd contract anniversary prior to the owner's 86th birthday, the Lifetime Withdrawal Guarantee provides automatic resets on each contract anniversary prior to the owner's 86th birthday (and offers the owner the ability to opt out of the resets).

o Withdrawal Rates. The Lifetime Withdrawal Guarantee rider uses a 5% Withdrawal Rate to determine the Annual Benefit Payment. The GWB I and Enhanced GWB riders use a 7% Withdrawal Rate to determine the Annual Benefit Payment.

o Cancellation. The Lifetime Withdrawal Guarantee rider also provides the ability to cancel the rider every five contract years for the first 15 contract years and annually thereafter. The Enhanced GWB rider offers only one opportunity to cancel the rider (on the fifth contract anniversary), and the GWB I rider does not offer the ability to cancel the rider.

o Investment Allocation Restrictions. If you elect the Lifetime Withdrawal Guarantee rider, you are limited to allocating your purchase payments and account value among the fixed account and certain investment portfolios (as described below).

o The Lifetime Withdrawal Guarantee rider also offers favorable treatment of required minimum distribution withdrawals when compared to the GWB I rider.

In considering whether to purchase the Lifetime Withdrawal Guarantee rider, you must consider your desire for protection and the cost of the rider with the possibility that had you not purchased the rider, your account value may be higher. In considering the benefit of the lifetime withdrawals, you should consider the impact of inflation. Even relatively low levels of inflation may have a significant effect on purchasing power. The Automatic Annual Step-Up, as described below, may provide protection against inflation, if and when there are strong investment returns. As with any GWB rider, the Lifetime Withdrawal Guarantee rider, however, does not assure that you will receive strong, let alone any, return on your investments.

TOTAL GUARANTEED WITHDRAWAL AMOUNT. The TOTAL GUARANTEED WITHDRAWAL AMOUNT is the minimum amount that you are guaranteed to receive over time while the Lifetime Withdrawal Guarantee rider is in effect. We assess the Lifetime Withdrawal Guarantee rider charge as a percentage of the Total Guaranteed Withdrawal Amount. The initial Total Guaranteed Withdrawal Amount is equal to your initial purchase payment. The Total Guaranteed Withdrawal Amount is increased (up to a maximum of

$5,000,000) by additional purchase payments. Withdrawals that do not exceed the Annual Benefit Payment (see "Annual Benefit Payment" below) do not reduce the Total Guaranteed Withdrawal Amount. If, however, a withdrawal results in cumulative withdrawals for the current contract year that exceed the Annual Benefit Payment, the Total Guaranteed Withdrawal Amount will be reduced by an amount equal to the difference between the Total Guaranteed Withdrawal Amount after the withdrawal and the account value after the withdrawal (if such account value is lower than the Total Guaranteed Withdrawal Amount before the withdrawal).

5% COMPOUNDING INCOME AMOUNT. On each contract anniversary until the earlier of: (a) the date of the first withdrawal from the contract or (b) the tenth contract anniversary, the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount are increased by an amount equal to 5% multiplied by the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount before such increase (up to a maximum of $5,000,000). The Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount may also be increased by the Automatic Annual Step-Up, if that would result in a higher Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount.

REMAINING GUARANTEED WITHDRAWAL AMOUNT. The REMAINING GUARANTEED WITHDRAWAL AMOUNT is the remaining amount guaranteed to be received over time. The Remaining Guaranteed Withdrawal Amount is increased (up to a maximum of $5,000,000) by additional purchase payments, and decreased by the amount of each withdrawal (including any applicable withdrawal charges) regardless of whether or not the withdrawal exceeds the Annual Benefit Payment. The Remaining Guaranteed Withdrawal Amount is also increased by the 5% Compounding Income Amount, as described above. If a withdrawal results in cumulative withdrawals for the current contract year that exceed the Annual Benefit Payment, the Remaining Guaranteed Withdrawal Amount will also be reduced by an additional amount equal to the difference between the Remaining Guaranteed Withdrawal Amount after the withdrawal and the account value after the withdrawal (if such account value is lower than the Remaining Guaranteed Withdrawal Amount).

o If you take your first withdrawal before the date you reach age 59 1/2, we will continue to pay the Annual Benefit Payment each year until the Remaining Guaranteed Withdrawal Amount is depleted, even if your account value declines to zero.

o If you take your first withdrawal on or after the date you reach age 59 1/2, we will continue to pay the Annual Benefit Payment each year for the rest of your life (and the life of your spouse, if the Joint Life version of the rider is elected, and your spouse elects to continue the contract and is at least age 59 1/2 at continuation), even if your Remaining Guaranteed Withdrawal Amount and/or account value declines to zero.

You should carefully consider when to begin taking withdrawals if you have elected the Lifetime Withdrawal Guarantee. If you begin taking withdrawals too soon, you may limit the value of the Lifetime Withdrawal Guarantee. For example, your Total Guaranteed Withdrawal Amount is no longer increased by the 5% Compounding Income Amount once you make your first withdrawal. If you delay taking withdrawals for too long, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy) and you may be paying for a benefit you are not using.

At any time during the accumulation phase, you can elect to annuitize under current annuity rates in lieu of continuing the Lifetime Withdrawal Guarantee rider. This may provide higher income amounts and/or different tax treatment than the payments received under the Lifetime Withdrawal Guarantee rider.

ANNUAL BENEFIT PAYMENT. The initial ANNUAL BENEFIT PAYMENT is equal to the Total Guaranteed Withdrawal Amount immediately prior to the first withdrawal multiplied by the 5% Withdrawal Rate. If the Total Guaranteed Withdrawal Amount is later recalculated (for example, because of additional purchase payments, the 5% Compounding Income Amount, the Automatic Annual Step-Up, or withdrawals greater than the Annual Benefit Payment), the Annual Benefit Payment is reset equal to the new Total Guaranteed Withdrawal Amount multiplied by the 5% Withdrawal Rate.

It is important that you carefully manage your annual withdrawals. To ensure that you retain the full guarantees of this rider, your annual withdrawals cannot exceed the Annual Benefit Payment each contract year. If a withdrawal charge does apply, the charge is not included in the amount withdrawn for the purpose of calculating whether annual withdrawals during a contract year exceed the Annual Benefit Payment. If a withdrawal from your contract does result in annual withdrawals during a contract year exceeding the Annual Benefit Payment, the Total Guaranteed Withdrawal Amount will be recalculated and the Annual Benefit Payment will be reduced to the new Total Guaranteed Withdrawal Amount multiplied by the 5% Withdrawal Rate. These reductions in the Total Guaranteed Withdrawal Amount and Annual Benefit Payment may be significant. You are still eligible to receive either lifetime payments or the remainder of the Remaining Guaranteed Withdrawal Amount so long as the withdrawal that exceeded the Annual Benefit Payment did not cause your account value to decline to zero.

You can always take annual withdrawals less than the Annual Benefit Payment. However, if you choose to receive only a part of your Annual Benefit Payment in any given contract year, your Annual Benefit Payment is not cumulative and your Remaining Guaranteed Withdrawal Amount and Annual Benefit Payment will not increase. For example, since your Annual Benefit Payment is 5% of your Total Guaranteed Withdrawal Amount, you cannot withdraw 3% in one year and then withdraw 7% the next year without exceeding your Annual Benefit Payment in the second year.

AUTOMATIC ANNUAL STEP-UP. On each contract anniversary prior to the owner's 86th birthday, an Automatic Annual Step-Up will occur, provided that the account value exceeds the Total Guaranteed Withdrawal Amount immediately before the Step-Up (and provided that you have not chosen to decline the Step-Up as described below).

The Automatic Annual Step-Up will:

o reset the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount to the account value on the date of the Step-Up, up to a maximum of $5,000,000;

o reset the Annual Benefit Payment equal to 5% of the Total Guaranteed Withdrawal Amount after the Step-Up; and

o reset the Lifetime Withdrawal Guarantee rider charge to the charge applicable to contract purchases at the time of the Step-Up, up to a maximum of 0.95% (Single Life version) or 1.40% (Joint Life version).

In the event that the charge applicable to contract purchases at the time of the Step-Up is higher than your current Lifetime Withdrawal Guarantee rider charge, you will be notified in writing a minimum of 30 days in advance of the applicable contract anniversary and be informed that you may choose to decline the Automatic Annual Step-Up. If you choose to decline the Automatic Annual Step-Up, you must notify us in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center no less than seven calendar days prior to the applicable contract anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Annuity Service Center that you wish to reinstate the Step-Ups. This reinstatement will take effect at the next contract anniversary after we receive your request for reinstatement.

Please note that the Automatic Annual Step-Up may be of limited benefit if you intend to make purchase payments that would cause your account value to approach $5,000,0000, because the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount cannot exceed $5,000,0000.

REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your Annual Benefit Payment. After the first contract year, we will increase your Annual Benefit Payment to equal your required minimum distribution amount for that year, if such amounts are greater than your Annual Benefit Payment. YOU MUST BE ENROLLED IN THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM TO QUALIFY FOR THIS INCREASE IN THE ANNUAL BENEFIT PAYMENT. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.

INVESTMENT ALLOCATION RESTRICTIONS. If you elect the Lifetime Withdrawal Guarantee rider, you are limited to allocating your purchase payments and account value among the fixed account and the following investment portfolios:

(1)    MetLife Defensive Strategy Portfolio

(2)    MetLife Moderate Strategy Portfolio

(3)    MetLife Balanced Strategy Portfolio

(4)    MetLife Growth Strategy Portfolio

(5)    BlackRock Money Market Portfolio

You may also elect to participate in the EDCA program, provided that your destination investment portfolios are one or more of the above listed investment portfolios you have chosen.

JOINT LIFE VERSION. A Joint Life version of the Lifetime Withdrawal Guarantee rider is available for a charge of 0.70% (which may increase upon an Automatic Annual Step-Up to a maximum of 1.40%). Like the Single Life version of the Lifetime Withdrawal Guarantee rider, the Joint Life version must be elected at the time you purchase the contract, and the owner (or oldest joint owner) must be age 85 or younger. Under the Joint Life version, when the owner of the contract dies (or when the first joint owner dies), the Lifetime Withdrawal Guarantee rider will automatically remain in effect only if the spouse is the primary beneficiary and elects to continue the contract under the spousal continuation provisions. (See "Death Benefit - Spousal Continuation.") If the spouse is younger than age 59 1/2 when he or she elects to continue the contract, the spouse will receive the Annual Benefit Payment each year until the Remaining Guaranteed Withdrawal Amount is depleted. If the spouse is age
59 1/2 or older when he or she elects to continue the contract, the spouse will receive the Annual Benefit Payment each year for the remainder of his or her life.

CANCELLATION AND GUARANTEED PRINCIPAL ADJUSTMENT. You may elect to cancel the Lifetime Withdrawal Guarantee rider on the contract anniversary every five contract years for the first 15 contract years and annually thereafter. We must receive your cancellation request within 30 days following the eligible contract anniversary in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center). The cancellation will take effect upon our receipt of your request. If cancelled, the Lifetime Withdrawal Guarantee rider will terminate, we will no longer deduct the Lifetime Withdrawal Guarantee rider charge, and the investment allocation restrictions described above will no longer apply. The variable annuity contract, however, will continue.

If you cancel the Lifetime Withdrawal Guarantee rider on the fifteenth contract anniversary or any eligible contract anniversary thereafter, we will add a GUARANTEED PRINCIPAL ADJUSTMENT to your account value. The Guaranteed Principal Adjustment is intended to restore your initial investment in the contract in the case of poor investment performance. The Guaranteed Principal Adjustment is equal to (a) - (b) where:

(a) is purchase payments credited within 120 days of the date that we issued the contract, reduced proportionately by the percentage reduction in account value attributable to any partial withdrawals taken (including any applicable withdrawal charges) and

(b)    is the account value on the date of cancellation.

The Guaranteed Principal Adjustment will be added to each applicable investment portfolio in the ratio the portion of the account value in such investment portfolio bears to the total account value in all investment portfolios. The Guaranteed Principal Adjustment will never be less than zero.

Only purchase payments made during the first 120 days that you hold the contract are taken into consideration in determining the Guaranteed Principal Adjustment. Contract owners who anticipate making purchase payments after 120 days should understand that such payments will not increase the Guaranteed Principal Adjustment. Purchase payments made after 120 days are added to your account value and impact whether or not a benefit is due. Therefore, the Lifetime Withdrawal Guarantee may not be appropriate for you if you intend to make additional purchase payments after the 120 day period and are purchasing the Lifetime Withdrawal Guarantee for its Guaranteed Principal Adjustment feature.

TERMINATION OF THE LIFETIME WITHDRAWAL GUARANTEE RIDER. The Lifetime Withdrawal Guarantee rider will terminate upon the earliest of:

(1) the date of a full withdrawal of the account value (a pro rata portion of the rider charge will be assessed);

(2) the date all of the account value is applied to an annuity option (a pro rata portion of the rider charge will be assessed);

(3) the date there are insufficient funds to deduct the Lifetime Withdrawal Guarantee rider charge from the account value;

(4) death of the owner or joint owner (or the annuitant if the owner is a non-natural person), except where the contract is issued under the Joint Life version of the Lifetime Withdrawal Guarantee, the primary beneficiary is the spouse, and the spouse elects to continue the contract under the spousal continuation provisions of the contract;

(5) change of the owner or joint owner for any reason (a pro rata portion of the rider charge will be assessed), subject to our administrative procedures;

(6)    the effective date of the cancellation of the rider; or

(7) termination of the contract to which the rider is attached (a pro rata portion of the rider charge will be assessed, except for a termination due to death).

Once the rider is terminated, the Lifetime Withdrawal Guarantee rider charge will no longer be deducted and the Lifetime Withdrawal Guarantee investment allocation restrictions will no longer apply.

ADDITIONAL INFORMATION. The Lifetime Withdrawal Guarantee rider may affect the death benefit available under your contract. If the owner or joint owner should die while the Lifetime Withdrawal Guarantee rider is in effect, an additional death benefit amount will be calculated under the Lifetime Withdrawal Guarantee rider that can be taken in a lump sum. The Lifetime Withdrawal Guarantee death benefit amount that may be taken as a lump sum will be equal to total purchase payments less any partial withdrawals. If this death benefit amount is greater than the death benefit provided by your contract, and if withdrawals in each contract year did not exceed the Annual Benefit Payment, then this death benefit amount will be paid instead of the death benefit provided by the contract. All other provisions of your contract's death benefit will apply.

Alternatively, the beneficiary may elect to receive the Remaining Guaranteed Withdrawal Amount as a death benefit, in which case we will pay the Remaining Guaranteed Withdrawal Amount on a monthly basis (or any mutually agreed upon frequency, but no less frequently than annually) until the Remaining Guaranteed Withdrawal Amount is exhausted. This death benefit will be paid instead of the applicable contractual death benefit (the standard death benefit, the additional death benefit amount calculated under the Lifetime Withdrawal Guarantee as described above, or the Annual Step-Up death benefit, Compounded-Plus death benefit, or Earnings Preservation Benefit, if those benefits had been purchased by the owner(s)). Otherwise, the provisions of those contractual death benefits will determine the amount of the death benefit. Except as may be required by the Internal Revenue Code, an annual payment will not exceed the Annual Benefit Payment. If your beneficiary dies while such payments are made, we will continue making the payments to the beneficiary's estate unless we have agreed to another payee in writing.

We reserve the right to accelerate any payment that is less than $500 or to comply with requirements under the Internal Revenue Code (including minimum distribution requirements for IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code and nonqualified contracts subject to
Section 72(s)). If you terminate the Lifetime Withdrawal Guarantee rider because (1) you make a total withdrawal of your account value; (2) your account value is insufficient to pay the Lifetime Withdrawal Guarantee rider charge; or
(3) the contract owner dies, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract, you may not make additional purchase payments under the contract.

(See Appendix F for examples of the GWB.)

GUARANTEED MINIMUM ACCUMULATION BENEFIT

You may elect the Guaranteed Minimum Accumulation Benefit ("GMAB") as an optional rider to your contract. The GMAB guarantees that your account value will not be less than a minimum amount at the end of a specified number of years (the "Rider Maturity Date"). If your account value is less than the minimum guaranteed amount at the Rider Maturity Date, we will apply an additional amount to increase your account value so that it is equal to the guaranteed amount.

If you elect the GMAB rider, we require you to allocate your purchase payments and all of your account value to one of the MetLife Asset Allocation Program
                                 ---
portfolios available in your contract (the MetLife Aggressive Strategy and the MetLife Growth Strategy Portfolios are not available for this purpose). You may also allocate purchase payments to the EDCA program, provided that your destination portfolio is the available MetLife Asset Allocation Program portfolio that you have chosen. No transfers are permitted while this rider is in effect. The MetLife Asset Allocation Program portfolio you choose will determine the percentage of purchase payments that equals the guaranteed amount. The MetLife Asset Allocation Program portfolios available if you choose the GMAB rider, the percentage of purchase payments that determines the guaranteed amount, and the number of years to the Rider Maturity Date for each, are:


                              Guaranteed
                                Amount               Years to
                            (% of Purchase             Rider
Portfolio                      Payments)           Maturity Date
--------------------       ----------------       --------------
MetLife Defensive
Strategy Portfolio         130%                   10 years
MetLife Moderate
Strategy Portfolio         120%                   10 years
MetLife Balanced
Strategy Portfolio         110%                   10 years

For more information about the MetLife Asset Allocation Program portfolios, please see "Investment Options -
Description of the MetLife Asset Allocation Program" and the prospectus for the MetLife Asset Allocation Program portfolios.

You may elect the GMAB rider when you purchase the contract, up through age 80. This benefit is intended to protect you against poor investment performance during the accumulation phase of your contract. You may not have this benefit and a GMIB or GWB rider in effect at the same time.

BENEFIT DESCRIPTION. The GMAB rider guarantees that at the Rider Maturity Date, your account value will at least be equal to a percentage of the purchase payments you made during the first 120 days that you held the contract (the "GMAB Eligibility Period"), less reductions for any withdrawals (and related withdrawal charges) that you made at any time before the Rider Maturity Date. The percentage of purchase payments made that determines the guaranteed amount range from 110% to 130%, depending on the MetLife Asset Allocation Program portfolio you selected. This guaranteed amount is the "GUARANTEED ACCUMULATION AMOUNT." The Guaranteed Accumulation Amount is used only to determine the amount of any benefit payable under the GMAB feature and the amount of the annual charge for the GMAB. There is a maximum Guaranteed Accumulation Amount for your contract that is shown on your contract schedule page (currently $5 million). Purchase payments made after this maximum Guaranteed Accumulation Amount is reached will not increase the Guaranteed Accumulation Amount above the maximum. However, if you make a withdrawal of account value during the GMAB Eligibility Period that reduces the Guaranteed Accumulation Amount below the maximum, then purchase payments you make AFTER the withdrawal, and during the GMAB Eligibility Period, will increase the Guaranteed Accumulation Amount until it reaches the maximum. Only purchase payments made during the first 120 days that you hold the contract are taken into consideration in determining the Guaranteed Accumulation Amount. If you anticipate making purchase payments after 120 days, you should understand that such payments will not increase the Guaranteed Accumulation Amount. Purchase payments made after 120 days are added to your account value and impact whether or not a benefit is due under the GMAB feature at the Rider Maturity Date.

On your contract's issue date, the Guaranteed Accumulation Amount is equal to a percentage of your initial purchase payment. Subsequent purchase payments made during the GMAB Eligibility Period increase the Guaranteed Accumulation Amount by the percentage amount of the purchase payment (subject to the limit described above) depending on which MetLife Asset Allocation Program portfolio you have selected. When you make a withdrawal from the contract, the Guaranteed Accumulation Amount is reduced in the same proportion that the amount of the withdrawal (including any related withdrawal charge) bears to the total account value.

     EXAMPLE:

   Assume your account value is $100,000 and your Guaranteed Accumulation Amount is $120,000, prior to making a $10,000 withdrawal from the contract. The withdrawal amount is 10% of the account value. Therefore, after the withdrawal, your account value would be $90,000 and your Guaranteed Accumulation Amount would be $108,000 (90% of $120,000).

The Guaranteed Accumulation Amount does not represent an amount of money available for withdrawal and is not used to calculate any benefits under the contract prior to the Rider Maturity Date.

At the Rider Maturity Date, after deduction of the annual charge for the GMAB rider, we will compare your contract's account value to its Guaranteed Accumulation Amount. If the account value is less than the Guaranteed Accumulation Amount, we will contribute to your account value the amount needed to make it equal the Guaranteed Accumulation Amount. (This added amount is the "Guaranteed Accumulation Payment.") The Guaranteed Accumulation Payment is allocated entirely to the MetLife Asset Allocation Program portfolio you have selected (no portion of the Guaranteed Accumulation Payment is allocated to the EDCA account).

If your account value is greater than or equal to the Guaranteed Accumulation Amount at the Rider Maturity Date, then no Guaranteed Accumulation Payment will be paid into your account value. The GMAB rider terminates at the Rider Maturity Date. We will not deduct the GMAB rider charge after that date, and the related investment requirements and restrictions will no longer apply.

If your account value is reduced to zero for any reason other than a full withdrawal of the account value or application of the entire account value to an annuity option, but your contract has a positive Guaranteed Accumulation Amount remaining, the contract and the GMAB rider will remain in force. No charge for the GMAB rider will be deducted or accrue while there is insufficient account value to cover the deductions for the charge. At the Rider Maturity Date, the Guaranteed Accumulation Payment will be paid into the account value.

Purchase payments made after the 120 day GMAB Eligibility Period may have a significant impact on whether or not a Guaranteed Accumulation Payment is due at the Rider Maturity Date. Even if purchase payments made during the 120 day

GMAB Eligibility Period lose significant value, if the account value, which includes all purchase payments, is equal to or greater than the Guaranteed
         ---
Accumulation Amount, which is a percentage of your purchase payments made during the 120 day period, then no Guaranteed Accumulation Payment is made. Therefore, the GMAB rider may not be appropriate for you if you intend to make additional purchase payments after the GMAB Eligibility Period.

     EXAMPLE:

   Assume that you make one $10,000 purchase payment during the 120 day GMAB Eligibility Period and you select the MetLife Balanced Strategy Porfolio. Therefore, the Guaranteed Accumulation Amount is $11,000 (110% of your $10,000 purchase payment). Assume that at the Rider Maturity Date, your account value is $0. The Guaranteed Accumulation Payment is $11,000 ($11,000 - $0 = $11,000).

   In contrast, assume that you make one $10,000 purchase payment during the 120 day GMAB Eligibility Period and you select the MetLife Balanced Strategy Porfolio. Therefore, the Guaranteed Accumulation Amount is $11,000. Also assume that on the day before the Rider Maturity Date your account value is $0. Assume that you decide to make one purchase payment on the day before the Rider Maturity Date of $11,000. At the Rider Maturity Date, assume there has not been any positive or negative investment experience for the one day between your purchase payment and the Rider Maturity Date. Consequently, your account value is $11,000. We would not pay a Guaranteed Accumulation Payment because the account value of $11,000 is equal to the Guaranteed Accumulation Amount of $11,000 ($11,000 - $11,000 = $0).

RIDER TERMINATION. The GMAB rider will terminate at the earliest of: (1) the Rider Maturity Date; (2) the date you surrender the contract; (3) the date you cancel the GMAB rider, as described below; (4) the date you apply all of your account value to an annuity option; and (5) the date of death of the owner or joint owner (or annuitant if the owner is a non-natural person), unless the beneficiary is the spouse of the owner and elects to continue the contract under the spousal continuation provisions of the contract.

Once the rider is terminated, the GMAB rider charge will no longer be deducted and the related investment requirements and limitations will no longer apply. If the rider is terminated before the Rider Maturity Date, the Guaranteed Accumulation Payment will not be paid.

CANCELLATION. You have a one-time right to cancel this optional benefit to take effect on your fifth contract anniversary. We must receive your request in writing within the 90-day period after your fifth contract anniversary. Such cancellation will take effect upon our receipt of your request. Once you have cancelled the GMAB rider, you will no longer be eligible to receive the Guaranteed Accumulation Payment or be bound by the investment requirements and restrictions, and we will no longer deduct the charge for this rider.



8. PERFORMANCE
We periodically advertise subaccount performance relating to the investment portfolios. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges (including death benefit rider charges) and the investment portfolio expenses. It does not reflect the deduction of any applicable account fee, withdrawal charge, and GMIB, GWB, or GMAB rider charge. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the Separate Account product charges (including death benefit rider charges), account fee, withdrawal charges, GMIB, GWB or GMAB rider charge, and the investment portfolio expenses.

For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account.

In addition, the performance for the investment portfolios may be shown for the period commencing from the inception date of the investment portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.

We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the investment portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

We may advertise the guaranteed withdrawal benefit riders using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.

We may advertise the GMIB, GWB, or GMAB riders using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.

You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.



9. DEATH BENEFIT
UPON YOUR DEATH

If you die during the accumulation phase, we will pay a death benefit to your beneficiary(ies). The Principal Protection is the standard death benefit for your contract. At the time you purchase the contract, you can select the optional Annual Step-Up death benefit rider or the Compounded-Plus death benefit rider and you can also select the Additional Death Benefit-Earnings Preservation Benefit. If you are 80 years old or older at the effective date of your contract, you are not eligible to select these optional death benefit riders. For contracts issued prior to May 1, 2003, the Annual Step-Up is the standard death benefit for your contract. The death benefits are described below. Check your contract and riders for the specific provisions applicable. One or more optional death benefits may not be available in your state (check with your registered representative regarding availability). The death benefit is determined as of the end of the business day on which we receive both due proof of death and an election for the payment method. Where there are multiple beneficiaries, the death benefit will only be determined as of the time the first beneficiary submits the necessary documentation in good order.

If you have a joint owner, the death benefit will be paid when the first owner dies. Upon the death of either owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary, unless instructed otherwise.

If a non-natural person owns the contract, the annuitant will be deemed to be the owner in determining the death benefit. If there are joint owners, the age of the oldest owner will be used to determine the death benefit amount.

STANDARD DEATH BENEFIT - PRINCIPAL PROTECTION

The death benefit will be the greater of:

(1)    the account value; or

(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the account value as of the effective date of the change of owner, increased by purchase payments received after the date of the change of owner, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date."

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.

OPTIONAL DEATH BENEFIT - ANNUAL STEP-UP

If you select the Annual Step-Up death benefit rider, the death benefit will be the greatest of:

(1)    the account value; or

(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal; or

(3)    the highest anniversary value, as defined below.

On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:

o Subsection (2) is changed to provide: "The account value as of the effective date of the change of owner, increased by purchase payments received after the date of change of owner, and reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date"; and

o for subsection (3), the highest anniversary value will be recalculated to equal your account value as of the effective date of the change of owner.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit is equal to the greatest of (1), (2) or (3).

OPTIONAL DEATH BENEFIT - COMPOUNDED-PLUS

If you select the Compounded-Plus death benefit rider, the death benefit will be the greater of:

(1)    the account value; or

(2)    the enhanced death benefit.

The enhanced death benefit is the greater of (a) or (b) below:

    (a) Highest Anniversary Value: On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

    (b) Annual Increase Amount: On the date we issue your contract, the annual increase amount is equal to your initial purchase payment. Thereafter, the annual increase amount is equal to (i) less (ii), where:

         (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter; and

         (ii) is withdrawal adjustments accumulated at the annual increase rate. A withdrawal adjustment is equal to the value of the annual increase amount immediately prior to a withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1) or (2); however, for purposes of calculating the enhanced death benefit under (2) above:

    (a) for the highest anniversary value, the highest anniversary value will be recalculated to equal your account value as of the effective date of the owner change; and

    (b) for the annual increase amount, the current annual increase amount will be reset to equal your account value as of the effective date of the owner change. For purposes of the calculation of the annual increase amount thereafter, the account value on the effective date of the owner change will be treated as the initial purchase payment and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount is equal to the greater of (1) or (2).

ADDITIONAL DEATH BENEFIT - EARNINGS PRESERVATION BENEFIT

The Additional Death Benefit - Earnings Preservation Benefit pays an additional death benefit that is intended to help pay part of the income taxes due at the time of death of the owner or joint owner. The benefit is only available up through age 79 (on the contract issue date). In certain situations, this benefit may not be available for qualified plans (check with your registered representative for details).

Before the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:

(a) is the death benefit under your contract; and

(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.

On or after the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:

(a) is the death benefit on the contract anniversary immediately prior to your 81st birthday, increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal; and

(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.

                               Benefit Percentage


   Issue Age                   Percentage
-----------------------
   Ages 69 or younger        40%
   Ages 70-79                25%
   Ages 80 and above          0%

If the owner is a natural person and the owner is changed to someone other than a spouse, the additional death benefit is as defined above; however, for the purposes of calculating subsection (b) above "total purchase payments not withdrawn" will be reset to equal the account value as of the effective date of the owner change, and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the additional death benefit will be determined and payable upon receipt of due proof of death of the first spousal beneficiary. Alternatively, the spousal beneficiary may elect to have the additional death benefit determined and added to the account value upon the election, in which case the additional death benefit rider will terminate (and the corresponding death benefit rider charge will also terminate).

GENERAL DEATH BENEFIT PROVISIONS

The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the beneficiary.

If the beneficiary under a tax qualified contract is the annuitant's spouse, the tax law generally allows distributions to begin by the year in which the annuitant would have reached 70 1/2 (which may be more or less than five years after the annuitant's death).

A beneficiary must elect the death benefit to be paid under one of the payment options (unless the owner has previously made the election). The entire death benefit must be paid within five years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. For non-qualified contracts, payment must begin within one year of the date of death. For tax qualified contracts, payment must begin no later than the end of the calendar year immediately following the year of death.

We may also offer a payment option, for both non-tax qualified contracts and certain tax qualified contracts, under which your beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your beneficiary in order to facilitate the distribution of payments. Your beneficiary may choose any optional death benefit available under the new contract. Upon the death of your beneficiary, the death benefit would be required to be distributed to your beneficiary's beneficiary at least as rapidly as under the method of distribution in effect at the time of your beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated beneficiary is permitted under our procedures to make additional purchase payments consisting of monies which are direct transfers (as permitted under tax law) from other tax qualified or non-tax qualified contracts, depending on which type of contract you own, held in the name of the decedent. Your beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.

If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the beneficiary under an annuity option may only be elected during the 60 day period beginning with the date we receive due proof of death. If we do not receive an election during such time, we will make a single sum payment to the beneficiary at the end of the 60 day period.

If the owner or a joint owner, who is not the annuitant, dies during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at the time of the owner's death. Upon the death of the owner or a joint owner during the income phase, the beneficiary becomes the owner.

SPOUSAL CONTINUATION

If the primary beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio and/or the fixed account in the ratio that the account value in the investment portfolio and/or the fixed account bears to the total account value. Spousal continuation will not satisfy minimum required distribution rules for tax qualified contracts other than IRAs.

DEATH OF THE ANNUITANT

If the annuitant, not an owner or joint owner, dies during the accumulation phase, you automatically become the annuitant. You can select a new annuitant if you do not want to be the annuitant (subject to our then current underwriting standards). However, if the owner is a non- natural person (for example, a trust), then the death of the primary annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

CONTROLLED PAYOUT

You may elect to have the death benefit proceeds paid to your beneficiary in the form of annuity payments for life or over a period of time that does not exceed your beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the beneficiary cannot revoke or modify your election. The Controlled Payout is only available to Non-Qualified Contracts (see "Federal Income Tax Status").

10. FEDERAL INCOME TAX STATUS
The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money, generally for retirement purposes. If you invest in an annuity contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a "Qualified Contract." The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. You should note that for any Qualified Contract, the tax deferred accrual feature is provided by the tax qualified retirement plan, and as a result there should be reasons other than tax deferral for acquiring the contract within a qualified plan.

If your annuity is independent of any formal retirement or pension plan, it is termed a "Non-Qualified Contract."

Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

TAXATION OF NON-QUALIFIED CONTRACTS

NON-NATURAL PERSON. If a non-natural person (e.g., a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Non-Qualified Contracts owned by natural persons.

WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the owner's investment in the contract (generally, the premiums or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the owner's investment in the contract.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

It is conceivable that charges for certain benefits under a variable contract, such as any of the guaranteed death benefits (including, but not limited to, the Earnings Preservation Benefit) and certain living benefits (E.G., the GWB riders or GMAB rider), may be considered as deemed distributions subject to immediate taxation. We currently intend to treat these charges as an intrinsic part of the annuity contract and we do not tax report these charges as taxable income. However, it is possible that this may change in the future if we determine that such reporting is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

The tax treatment of withdrawals under a Guaranteed Withdrawal Benefit is also uncertain. It is conceivable that the amount of potential gain could be determined based on the Benefit Base at the time of the withdrawal, if greater than the account value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, we intend to tax report such withdrawals using the gross account value rather than the Benefit Base at the time of the withdrawal to determine gain. However, in cases where the maximum permitted withdrawal in any year under the GWB exceeds the gross account value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal. Consult your tax adviser.

We reserve the right to change our tax reporting practices if we determine that they are not in accordance with IRS guidance (whether formal or informal).

ADDITIONAL PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

o  made on or after the taxpayer reaches age 59 1/2;

o  made on or after the death of an owner;

o  attributable to the taxpayer's becoming disabled;

o made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary; or

o under certain immediate income annuities providing for substantially equal payments made at least annually.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. In general, the amount of each payment under a variable annuity payment option that can be excluded from federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated. Once the investment in the contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between the fixed account and variable investment portfolios, as well as transfers between investment portfolios after the annuity starting date. Consult your tax adviser.

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Non-Qualified Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

See the Statement of Additional Information as well as "Death Benefit - General Death Benefit Provisions" in this prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the contract, a transfer or assignment of ownership of a Non-Qualified Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange or event should consult a tax adviser as to the tax consequences.

WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.

DIVERSIFICATION. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. However, the tax law concerning these rules is subject to change and to different interpretations. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to contract owners of gains under their contracts. Consult your tax adviser prior to purchase.

OWNERSHIP OF THE INVESTMENTS. In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of funds available and the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the contract does not give the contract owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract owner from being treated as the owner of the Separate Account assets supporting the contract.

FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

INDIVIDUAL RETIREMENT ACCOUNTS (IRAS). IRAs, as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2006, $4,000 plus, for an owner age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. The Internal Revenue Service (IRS) has approved the forms of the IRA and SIMPLE IRA endorsements, when used with the contract and certain of its riders (including enhanced death benefits), but your contract may differ from the approved version because of differences in riders or state insurance law requirements. Traditional IRAs/SEPs, SIMPLE IRAs and Roth IRAs may not invest in life insurance. The contract may provide death benefits that could exceed the greater of premiums paid or the account balance. The final required minimum distribution income tax regulations generally treat such benefits as part of the annuity contract and not as life insurance and require the value of such benefits to be included in the participant's interest that is subject to the required minimum distribution rules.

SIMPLE IRA. A SIMPLE IRA permits certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for 2006. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

ROTH IRA. A Roth IRA, as described in Code section 408A, permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

PENSION PLANS. Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract. The contract includes optional death benefits that in some cases may exceed the greater of the premium payments or the account value.

TAX SHELTERED ANNUITIES. Tax Sheltered Annuities (TSA) that qualify under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Proposed income tax regulations issued in November 2004, would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and
(c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The proposed regulations will generally not be effective until taxable years beginning after December 31, 2005, at the earliest; and may not be relied on until issued in final form. However, certain aspects, including a proposed prohibition on use of life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final form.

SECTION 457(B) PLANS. An eligible 457(b) plan, while not actually a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, which must be a tax-exempt entity under section 501(c) of the Code, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

SEPARATE ACCOUNT CHARGES FOR DEATH BENEFITS. For contracts purchased under section 401(a) plans or 403(b) plans, certain death benefits could conceivably be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefits, in certain cases, may exceed this limitation employers using the contract in connection with such plans should consult their tax adviser. Additionally, it is conceivable that the explicit charges for, or the amount of the mortality and expense charges allocable to, such benefits may be considered taxable distributions.

OTHER TAX ISSUES. Qualified Contracts (including contracts under section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount that should have been, but was not, distributed.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of account value, as well as all living benefits) must be added to the account value in computing the amount required to be distributed over the applicable period.

The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax adviser to determine whether your variable income annuity will satisfy these rules for your own situation.

Distributions from Qualified Contracts generally are subject to withholding for the owner's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not to have tax withheld from distributions.

"Eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457(b) plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consquences resulting from the election of an annuity payment option containing a commutation feature is uncertain and the IRS may determine that the taxable amount of annuity payments and withdrawals received for any year could be greater than or less than the taxable amount reported by us. The exercise of the commutation feature also may result in adverse tax consequences including:

o The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

o The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

o The possibility that the exercise of the commutation feature could adversely affect the amount excluded from federal income tax under any annuity payments made after such commutation.

A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to the U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

FOREIGN TAX CREDITS

To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the investment portfolios to foreign jurisdictions.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the contract.

We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.



11. OTHER INFORMATION
METLIFE INVESTORS

MetLife Investors Insurance Company (MetLife Investors) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company, which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc., the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, MetLife Investors became a direct subsidary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors, which in turn is a direct subsidiary of MetLife, Inc. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.

For contracts issued on or before December 31, 2002, General American Life agreed to ensure that MetLife Investors will have sufficient funds to meet obligations under the contracts. In the event an owner of such a contract presents a legitimate claim for payment, General American Life will pay such claim directly to the contract owner if MetLife Investors is unable to make such payment. This guarantee is enforceable by such contract owners against General American Life directly without any requirement that contract owners first file a claim against MetLife Investors. The guarantee agreement is binding on General American Life, its successors or assignees and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American Life's rating.

We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.

We are a member of the Insurance Marketplace Standards Association (IMSA). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

THE SEPARATE ACCOUNT

A SEPARATE ACCOUNT, MetLife Investors Variable Annuity Account Five (Separate Account), has been established to hold the assets that underlie the contracts. The Board of Directors of MetLife Investors Insurance Company of California (MetLife Investors of California) adopted a resolution to establish the Separate Account under California insurance law on March 24, 1992. On November 9, 2006, and in conjunction with the merger of MetLife Investors and MetLife Investors of California, the Separate Account became a separate account of MetLife Investors, maintained under Missouri law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the contracts are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.

DISTRIBUTOR

We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor, and in certain cases, we, have entered into selling agreements with other affiliated and unaffiliated selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

All of the investment portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the investment portfolios. (See "Fee Tables and Examples - Investment Portfolio Expenses" and the fund prospectuses.) These payments range from 0.15% to 0.25% of Separate Account assets invested in the particular investment portfolio.

SELLING FIRMS

As noted above, Distributor, and in certain cases, we, have entered into selling agreements with affiliated and unaffiliated selling firms for the sale of the contracts. Affiliated selling firms include Metropolitan Life Insurance Company (MLIC); New England Securities Corporation; Tower Square Securities, Inc.; and Walnut Street Securities, Inc. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.

COMPENSATION PAID TO SELLING FIRMS. We and Distributor pay compensation to all affiliated and unaffiliated selling firms in the form of commissions and may also provide certain types of non-cash compensation.

The maximum commission payable for contract sales and additional purchase payments by selling firms is 8% of purchase payments. Some selling firms may elect to receive a lower commission when a purchase payment is made, along with annual trail commissions up to 1.20% of account value (less purchase payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract owner elects to begin receiving regular income payments (referred to as "annuity payments"). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts. With respect to the contracts, the compensation paid to affiliated selling firms is generally not expected to exceed, on a present value basis, the aggregate amount of commission that is paid by Distributor to all other selling firms as noted above.

SALES BY OUR AFFILIATES. As previously noted, we and Distributor may offer the contracts through retail selling firms that are affiliates of ours. The amount of compensation the affiliated selling firms pass on to their sales representatives is determined in accordance with their own internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, non-qualified deferred compensation plans and other benefits. For sales representatives of certain affiliates, the amount of this additional compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by us or our affiliates. The managers who supervise these sales representatives may also be entitled to additional cash compensation based on the sale of proprietary products sold by their representatives. Because the additional cash compensation paid to these sales representatives and their managers is primarily based on sales of proprietary products, these sales representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

Sales representatives of our affiliate, MLIC, receive cash payments for the products they sell and service based upon a "gross dealer concession" model. The cash payment received by the sales representative is equal to a percentage of the gross dealer concession. For MLIC sales represenatives other than those in its MetLife Resources (MLR) division, the percentage is determined by a formula that takes into consideration the amount of proprietary products that the sales representative sells and services. The percentage could be as high as 100%. (MLR sales representatives receive compensation based on premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, MetLife sales representatives may be entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MLIC sales representatives are entitled, the sales representatives have an incentive to favor the sale of the contracts over other similar products issued by non-affiliates. In addition, because the MLIC sales managers' compensation is based upon the sales made by the sales representatives they supervise, the MLIC sales managers also have an incentive to favor the sale of proprietary products.

We may also make certain payments to the business unit responsible for the operation of the distribution systems through which the contracts are sold. These amounts are part of the total compensation paid for the sale of the contracts.

Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.

ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor have entered into distribution arrangements with certain selected selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of our variable insurance contracts (including the contracts). Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on account values of our variable insurance contracts (including account values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. We and Distributor have entered into such distribution agreements with our affiliates, Tower Square Securities, Inc. and Walnut Street Securities, Inc., as well as unaffiliated selling firms identified in the Statement of Additional Information. We and Distributor may enter into similar arrangements with other affiliates, such as MLIC and New England Securities Corporation.

The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative. (See the Statement of Additional Information - "Distribution" for a list of selling firms that received compensation during 2005, as well as the range of additional compensation paid.)

REQUESTS AND ELECTIONS

We will treat your request for a contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a purchase payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives a payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock Exchange on that day. If we receive the request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10366, Des Moines, IA 50306-0366.

Requests for service may be made:

o  Through your registered representative

o By telephone at (800) 343-8496, between the hours of 7:30AM and 5:30PM Central Time Monday through Thursday and 7:30AM and 5:00PM Central Time on Friday

o  In writing to our Annuity Service Center

o  By fax at (515) 457-4400 or

o  By Internet at www.metlifeinvestors.com

All other requests must be in written form, satisfactory to us.

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.

Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to our Annuity Service Center.

CONFIRMING TRANSACTIONS. We will send out written statements confirming that a transaction was recently completed. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.

OWNERSHIP

OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract.

These rights include the right to:

o  change the beneficiary.

o change the annuitant before the annuity date (subject to our underwriting and administrative rules).

o  assign the contract (subject to limitation).

o  change the payment option.

o exercise all other rights, benefits, options and privileges allowed by the contract or us.

The owner is as designated at the time the contract is issued, unless changed.

JOINT OWNER. The contract can be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If joint owners are named, unless you tell us otherwise, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary (unless you tell us otherwise).

ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base annuity payments. You can change the annuitant at any time prior to the annuity date, unless an owner is not a natural person. Any reference to annuitant includes any joint annuitant under an annuity option. The owner and the annuitant do not have to be the same person except as required under certain sections of the Internal Revenue Code or under a GMIB rider (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit").

ASSIGNMENT. You can assign a non-qualified contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

LEGAL PROCEEDINGS

In the ordinary course of business, MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors to meet its obligations under the contracts.

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Separate Account have been included in the SAI. The financial statements of General American Life have also been included in the SAI.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

     Company
     Experts
     Custodian
     Distribution
     Calculation of Performance Information
     Annuity Provisions
     Tax Status of the Contracts
     Condensed Financial Information
     Financial Statements

APPENDIX A
CONDENSED FINANCIAL INFORMATION

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2005. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. Chart 1 presents accumulation unit values for the lowest possible combination of separate account product charges and death benefit rider charges, and Chart 2 presents accumulation unit values for the highest possible combination of such charges. The SAI contains the accumulation unit values for all other possible combinations of separate account product charges and death benefit rider charges. (See "Cover Page" for how to obtain a copy of the SAI.)

CHART 1



                                          1.30% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                              NUMBER OF
                                                                         ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                        UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                         BEGINNING OF         END OF        OUTSTANDING AT
                                                                            PERIOD            PERIOD        END OF PERIOD
                                                                       ---------------   ---------------   ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
   05/01/2003                                         to  12/31/2003        8.707674         11.610242        18,486.1810
   01/01/2004                                         to  12/31/2004       11.610242         12.197049        40,065.2722
   01/01/2005                                         to  12/31/2005       12.197049         13.035149        53,642.9682
=============                                        ==== ==========       =========         =========        ===========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
   05/01/2004                                         to  12/31/2004        9.998932         11.979835        13,367.8597
   01/01/2005                                         to  12/31/2005       11.979835         13.308023        13,167.6232
=============                                        ==== ==========       =========         =========        ===========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
   05/01/2003                                         to  12/31/2003        8.751972         11.763336        16,600.5368
   01/01/2004                                         to  12/31/2004       11.763336         13.994100        30,652.6644
   01/01/2005                                         to  12/31/2005       13.994100         15.780483        21,323.4136
=============                                        ==== ==========       =========         =========        ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
   05/01/2003                                         to  12/31/2003        5.505944          6.717278        16,289.6786
   01/01/2004                                         to  12/31/2004        6.717278          7.189929        40,070.1428
   01/01/2005                                         to  12/31/2005        7.189929          8.060860        33,452.9874
=============                                        ==== ==========       =========         =========        ===========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT)
   05/01/2003                                         to  12/31/2003        9.728989         12.034528         5,621.4365
   01/01/2004                                         to  12/31/2004       12.034528         13.589483         7,216.6925
   01/01/2005                                         to  12/31/2005       13.589483         14.495473         5,645.2141
=============                                        ==== ==========       =========         =========        ===========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
   11/07/2005                                         to  12/31/2005       10.247456         10.627269             0.0000
=============                                        ==== ==========       =========         =========        ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                       1.30% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION      ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT         UNITS
                                   BEGINNING OF         END OF        OUTSTANDING AT
                                      PERIOD            PERIOD        END OF PERIOD
                                 ---------------   ---------------   ---------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  05/01/2003    to  12/31/2003       14.697264         16.114631        28,098.6251
  01/01/2004    to  12/31/2004       16.114631         17.204948        47,068.6669
  01/01/2005    to  12/31/2005       17.204948         17.236958        58,189.6357
============   ==== ==========       =========         =========       ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  05/01/2003    to  12/31/2003       34.555426         43.114082         7,362.7398
  01/01/2004    to  12/31/2004       43.114082         47.937816        25,252.5996
  01/01/2005    to  12/31/2005       47.937816         48.925372        31,803.5491
============   ==== ==========       =========         =========       ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  05/01/2003    to  12/31/2003        7.334391          9.497588         5,228.1806
  01/01/2004    to  12/31/2004        9.497588         11.208267        50,135.6553
  01/01/2005    to  12/31/2005       11.208267         12.880848        67,347.6876
============   ==== ==========       =========         =========       ============
 MONEY MARKET SUB-ACCOUNT
  05/01/2003    to  12/31/2003       10.096666         10.032199         4,608.4356
  01/01/2004    to  12/31/2004       10.032199          9.965778        37,511.8305
  01/01/2005    to  04/30/2005        9.965778          9.982068         7,711.3921
============   ==== ==========       =========         =========       ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004    to  12/31/2004        9.998932         12.842253         9,653.8096
  01/01/2005    to  12/31/2005       12.842253         14.361086        28,196.1715
============   ==== ==========       =========         =========       ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  05/01/2003    to  12/31/2003        6.545686          7.969640        46,086.5211
  01/01/2004    to  12/31/2004        7.969640          8.370190        82,978.8115
  01/01/2005    to  12/31/2005        8.370190          8.651885        68,633.7770
============   ==== ==========       =========         =========       ============
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003    to  12/31/2003       10.000000         10.442908        26,986.4099
  01/01/2004    to  12/31/2004       10.442908         11.236502        48,781.0429
  01/01/2005    to  12/31/2005       11.236502         11.245632        40,028.7563
============   ==== ==========       =========         =========       ============
 PIMCO TOTAL RETURN SUB-ACCOUNT
  05/01/2003    to  12/31/2003       11.613154         11.687477        18,909.9280
  01/01/2004    to  12/31/2004       11.687477         12.110712        75,948.0189
  01/01/2005    to  12/31/2005       12.110712         12.223413       126,487.6084
============   ==== ==========       =========         =========       ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  05/01/2003    to  12/31/2003        6.425734          7.727655         5,981.6893
  01/01/2004    to  11/19/2004        7.727655          7.945595         6,655.1741
============   ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                         1.30% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                             NUMBER OF
                                                                        ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                       UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                        BEGINNING OF         END OF        OUTSTANDING AT
                                                                           PERIOD            PERIOD        END OF PERIOD
                                                                      ---------------   ---------------   ---------------
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
   05/01/2003                                        to  12/31/2003        3.305316          4.602892           605.2449
   01/01/2004                                        to  12/31/2004        4.602892          4.347370         9,063.0898
   01/01/2005                                        to  12/31/2005        4.347370          4.764097         6,071.7196
=============                                       ==== ==========       =========         =========       ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
   05/01/2003                                        to  12/31/2003        4.758231          6.128422        42,619.2301
   01/01/2004                                        to  12/31/2004        6.128422          7.127233        93,453.5928
   01/01/2005                                        to  12/31/2005        7.127233          8.064495       158,264.0268
=============                                       ==== ==========       =========         =========       ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
   05/01/2003                                        to  12/31/2003        8.471513         11.488494        22,988.1333
   01/01/2004                                        to  12/31/2004       11.488494         14.345408        39,010.3129
   01/01/2005                                        to  12/31/2005       14.345408         16.352461        45,870.8643
=============                                       ==== ==========       =========         =========       ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
   05/01/2004                                        to  12/31/2004        9.998932         11.122514         8,327.5702
   01/01/2005                                        to  12/31/2005       11.122514         12.226213         4,810.4169
=============                                       ==== ==========       =========         =========       ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                        to  12/31/2005        9.998932         10.482927        44,832.8924
=============                                       ==== ==========       =========         =========       ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                        to  12/31/2005        9.982136         10.094014       121,970.9953
=============                                       ==== ==========       =========         =========       ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                        to  12/31/2003        8.556367         10.781850        29,745.7619
   01/01/2004                                        to  12/31/2004       10.781850         11.934370       107,483.4824
   01/01/2005                                        to  12/31/2005       11.934370         12.974739       165,953.8569
=============                                       ==== ==========       =========         =========       ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                        to  12/31/2003       10.939577         13.989331        14,248.0598
   01/01/2004                                        to  12/31/2004       13.989331         15.141040        21,050.8659
   01/01/2005                                        to  12/31/2005       15.141040         16.396913        16,078.3206
=============                                       ==== ==========       =========         =========       ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                        to  12/31/2003        8.069248          9.762009        18,894.6670
   01/01/2004                                        to  12/31/2004        9.762009         10.496784        57,078.8029
   01/01/2005                                        to  12/31/2005       10.496784         11.764232        92,485.8073
=============                                       ==== ==========       =========         =========       ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                        to  12/31/2003        8.627802         10.460062         7,800.4887
   01/01/2004                                        to  12/31/2004       10.460062         11.385874        43,259.2357
   01/01/2005                                        to  12/31/2005       11.385874         11.731023        43,433.6959
=============                                       ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                          1.30% SEPARATE ACCOUNT PRODUCT CHARGES
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========



                                                                                                            NUMBER OF
                                                                           ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                          UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                           BEGINNING OF       END OF      OUTSTANDING AT
                                                                              PERIOD          PERIOD      END OF PERIOD
                                                                         --------------- --------------- ---------------
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                15.969806       15.964032           0.0000
=============                                                                =========       =========     ============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.303038       10.693251       2,855.5524
   01/01/2005                                                                10.693251       11.651175      39,473.7165
=============                                                                =========       =========     ============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.103167       10.397106      96,971.8717
   01/01/2005                                                                10.397106       10.994107     339,969.3800
=============                                                                =========       =========     ============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                 9.943271       10.113107           0.0000
   01/01/2005                                                                10.113107       10.430055      11,735.6144
=============                                                                =========       =========     ============
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.243077       10.608115      79,385.4597
   01/01/2005                                                                10.608115       11.426958     182,739.3414
=============                                                                =========       =========     ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.013225       10.233375      35,475.3519
   01/01/2005                                                                10.233375       10.688727     143,283.5124
=============                                                                =========       =========     ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

CHART 2



                       1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION      ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT         UNITS
                                   BEGINNING OF         END OF        OUTSTANDING AT
                                      PERIOD            PERIOD        END OF PERIOD
                                 ---------------   ---------------   ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  05/01/2003    to  12/31/2003        8.639989         11.473990        27,902.8220
  01/01/2004    to  12/31/2004       11.473990         11.981598        35,167.9291
  01/01/2005    to  12/31/2005       11.981598         12.728544        23,071.7421
============   ==== ==========       =========         =========        ===========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004    to  12/31/2004        9.998438         11.931716        11,839.8324
  01/01/2005    to  12/31/2005       11.931716         13.175555         6,120.6462
============   ==== ==========       =========         =========        ===========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  05/01/2003    to  12/31/2003        8.683960         11.625277        32,837.1899
  01/01/2004    to  12/31/2004       11.625277         13.746952        34,962.0022
  01/01/2005    to  12/31/2005       13.746952         15.409353        19,402.4049
============   ==== ==========       =========         =========        ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  05/01/2003    to  12/31/2003        5.448004          6.620031        54,559.8131
  01/01/2004    to  12/31/2004        6.620031          7.043338        52,651.6041
  01/01/2005    to  12/31/2005        7.043338          7.849430        30,652.0835
============   ==== ==========       =========         =========        ===========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT)
  05/01/2003    to  12/31/2003        9.653416         11.893317        21,930.6625
  01/01/2004    to  12/31/2004       11.893317         13.349490        17,471.8921
  01/01/2005    to  12/31/2005       13.349490         14.154574        14,683.3310
============   ==== ==========       =========         =========        ===========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005    to  12/31/2005       10.246282         10.616793             0.0000
============   ==== ==========       =========         =========        ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  05/01/2003    to  12/31/2003       14.542867         15.881558        48,613.0851
  01/01/2004    to  12/31/2004       15.881558         16.854422        35,697.1623
  01/01/2005    to  12/31/2005       16.854422         16.785051        21,664.9068
============   ==== ==========       =========         =========        ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  05/01/2003    to  12/31/2003       34.192095         42.490294        46,162.4897
  01/01/2004    to  12/31/2004       42.490294         46.960946        43,335.8275
  01/01/2005    to  12/31/2005       46.960946         47.642491        35,702.7341
============   ==== ==========       =========         =========        ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  05/01/2003    to  12/31/2003        7.257269          9.360152        23,557.2992
  01/01/2004    to  12/31/2004        9.360152         10.979856        43,112.9653
  01/01/2005    to  12/31/2005       10.979856         12.543118        27,905.6679
============   ==== ==========       =========         =========        ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                       1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION      ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT         UNITS
                                   BEGINNING OF         END OF        OUTSTANDING AT
                                      PERIOD            PERIOD        END OF PERIOD
                                 ---------------   ---------------   ---------------
 MONEY MARKET SUB-ACCOUNT
  05/01/2003    to  12/31/2003        9.990560          9.887032        35,664.8713
  01/01/2004    to  12/31/2004        9.887032          9.762657        36,547.8708
  01/01/2005    to  04/30/2005        9.762657          9.759505             0.0000
============   ==== ==========       =========         =========        ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004    to  12/31/2004        9.998438         12.790697        10,958.2890
  01/01/2005    to  12/31/2005       12.790697         14.218141         5,965.2938
============   ==== ==========       =========         =========        ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  05/01/2003    to  12/31/2003        6.476827          7.854290        90,448.5411
  01/01/2004    to  12/31/2004        7.854290          8.199570        85,649.8677
  01/01/2005    to  12/31/2005        8.199570          8.424977        50,915.5441
============   ==== ==========       =========         =========        ===========
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003    to  12/31/2003       10.000000         10.401088        53,888.6597
  01/01/2004    to  12/31/2004       10.401088         11.124393        58,688.2608
  01/01/2005    to  12/31/2005       11.124393         11.067004        30,757.0329
============   ==== ==========       =========         =========        ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT
  05/01/2003    to  12/31/2003       11.491153         11.518393        88,651.3520
  01/01/2004    to  12/31/2004       11.518393         11.863917        68,264.3976
  01/01/2005    to  12/31/2005       11.863917         11.902882        65,754.2998
============   ==== ==========       =========         =========        ===========
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  05/01/2003    to  12/31/2003        6.358161          7.615832        11,368.6451
  01/01/2004    to  11/19/2004        7.615832          7.789155        12,948.2906
============   ==== ==========       =========         =========        ===========
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  05/01/2003    to  12/31/2003        3.270487          4.536216        14,773.4227
  01/01/2004    to  12/31/2004        4.536216          4.258682        21,476.3078
  01/01/2005    to  12/31/2005        4.258682          4.639082        13,440.0427
============   ==== ==========       =========         =========        ===========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  05/01/2003    to  12/31/2003        4.708135          6.039673        87,249.8417
  01/01/2004    to  12/31/2004        6.039673          6.981901        67,445.9940
  01/01/2005    to  12/31/2005        6.981901          7.852952        67,328.3340
============   ==== ==========       =========         =========        ===========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2003    to  12/31/2003        8.429221         11.385490        28,642.4298
  01/01/2004    to  12/31/2004       11.385490         14.131572        26,728.9689
  01/01/2005    to  12/31/2005       14.131572         16.012689        16,206.8614
============   ==== ==========       =========         =========        ===========
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004    to  12/31/2004        9.998438         11.077804        10,151.6688
  01/01/2005    to  12/31/2005       11.077804         12.104461         3,253.8703
============   ==== ==========       =========         =========        ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                          1.90% SEPARATE ACCOUNT PRODUCT CHARGES
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                             to  12/31/2003
   01/01/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                             to  12/31/2003
   01/01/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                             to  12/31/2003
   01/01/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                             to  12/31/2003
   01/01/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========



                                                                                                            NUMBER OF
                                                                           ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                          UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                           BEGINNING OF       END OF      OUTSTANDING AT
                                                                              PERIOD          PERIOD      END OF PERIOD
                                                                         --------------- --------------- ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                                 9.998438       10.440811       1,455.7559
=============                                                                =========       =========     ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                 9.759091        9.829291      37,883.1841
=============                                                                =========       =========     ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                 8.466410       10.625867      72,774.2330
   01/01/2004                                                                10.625867       11.691186     101,613.7811
   01/01/2005                                                                11.691186       12.634573      76,731.6326
=============                                                                =========       =========     ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                10.824616       13.787013      53,815.1391
   01/01/2004                                                                13.787013       14.832557      47,488.8813
   01/01/2005                                                                14.832557       15.967065      39,323.1567
=============                                                                =========       =========     ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                 8.028934        9.674439      55,705.3091
   01/01/2004                                                                 9.674439       10.340233      68,050.4053
   01/01/2005                                                                10.340233       11.519694      62,306.4467
=============                                                                =========       =========     ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                 8.560748       10.337295      45,758.1301
   01/01/2004                                                                10.337295       11.184770      40,467.8296
   01/01/2005                                                                11.184770       11.455096      45,034.1105
=============                                                                =========       =========     ============
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                14.993974       14.929039           0.0000
=============                                                                =========       =========     ============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.299826       10.683074      65,566.6432
   01/01/2005                                                                10.683074       11.570684      65,707.5131
=============                                                                =========       =========     ============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.100015       10.387206     399,494.9200
   01/01/2005                                                                10.387206       10.918136     648,990.3143
=============                                                                =========       =========     ============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                 9.940166       10.103473     105,131.8221
   01/01/2005                                                                10.103473       10.357964     153,792.1020
=============                                                                =========       =========     ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                    1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                 NUMBER OF
                                                           ACCUMULATION      ACCUMULATION       ACCUMULATION
                                                          UNIT VALUE AT     UNIT VALUE AT          UNITS
                                                           BEGINNING OF         END OF         OUTSTANDING AT
                                                              PERIOD            PERIOD         END OF PERIOD
                                                         ---------------   ---------------   -----------------
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                           to  12/31/2004       10.239883         10.598018         141,678.1766
   01/01/2005                           to  12/31/2005       10.598018         11.348007         495,572.8805
=============                          ==== ==========       =========         =========         ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                           to  12/31/2004       10.010099         10.223628          61,114.5589
   01/01/2005                           to  12/31/2005       10.223628         10.614857          60,131.1359
=============                          ==== ==========       =========         =========         ============

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

MET INVESTORS SERIES TRUST (CLASS B)

Met Investors Series Trust is managed by Met Investors Advisory, LLC, which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B portfolios are available under the contract:

MET/AIM SMALL CAP GROWTH PORTFOLIO

SUBADVISER: AIM Capital Management, Inc.

INVESTMENT OBJECTIVE: The Met/AIM Small Cap Growth Portfolio seeks long-term growth of capital.

GOLDMAN SACHS MID-CAP VALUE PORTFOLIO

SUBADVISER: Goldman Sachs Asset Management, L.P.

INVESTMENT OBJECTIVE: The Goldman Sachs Mid-Cap Value Portfolio seeks long-term capital appreciation.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO

SUBADVISER: Harris Associates L.P.

INVESTMENT OBJECTIVE: The Harris Oakmark International Portfolio seeks long-term capital appreciation.

LAZARD MID-CAP PORTFOLIO (formerly, Met/AIM Mid Cap Core Equity Portfolio)

SUBADVISER: Lazard Asset Management LLC (formerly,
AIM Capital Management, Inc.)

INVESTMENT OBJECTIVE: The Lazard Mid Cap Portfolio seeks long-term growth of capital.

LEGG MASON AGGRESSIVE GROWTH PORTFOLIO (formerly Janus Aggressive Growth Portfolio)

SUBADVISER: ClearBridge Advisors, LLC (formerly Janus Capital Management LLC)

INVESTMENT OBJECTIVE: The Legg Mason Aggressive Growth Portfolio seeks long-term growth of capital.

LEGG MASON VALUE EQUITY PORTFOLIO

SUBADVISER: Legg Mason Capital Management, Inc.

INVESTMENT OBJECTIVE: The Legg Mason Value Equity Portfolio seeks long-term capital appreciation.

LOOMIS SAYLES GLOBAL MARKETS PORTFOLIO

SUBADVISER: Loomis, Sayles & Company, L.P.

INVESTMENT OBJECTIVE: The Loomis Sayles Global Markets Portfolio seeks high total investment return through a combination of capital appreciation and total return.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuations in market value.

MFS (Reg. TM) EMERGING MARKETS EQUITY PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS (Reg. TM) Emerging Markets Equity Portfolio seeks capital appreciation.

MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.

NEUBERGER BERMAN REAL ESTATE PORTFOLIO

SUBADVISER: Neuberger Berman Management, Inc.

INVESTMENT OBJECTIVE: The Neuberger Berman Real Estate Portfolio seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO INFLATION PROTECTED BOND PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Inflation Protected Bond Portfolio seeks maximum real return, consistent with preservation of capital and prudent investment management.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

RCM GLOBAL TECHNOLOGY PORTFOLIO

SUBADVISER: RCM Capital Management LLC

INVESTMENT OBJECTIVE: The RCM Global Technology Portfolio seeks capital appreciation; no consideration is given to income.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: The T. Rowe Price Mid-Cap Growth Portfolio seeks to provide long-term growth of capital.

THIRD AVENUE SMALL CAP VALUE PORTFOLIO

SUBADVISER: Third Avenue Management LLC

INVESTMENT OBJECTIVE: The Third Avenue Small Cap Value Portfolio seeks long-term capital appreciation.

TURNER MID-CAP GROWTH PORTFOLIO

SUBADVISER: Turner Investment Partners, Inc.

INVESTMENT OBJECTIVE: The Turner Mid-Cap Growth Portfolio seeks capital appreciation.

VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management Inc.

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.

METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. The following Class B or Class E, as noted, portfolios are available under the contract:

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, Inc., L.P. may delegate any of its responsibilities to Davis Selected Advisers - NY, Inc., a wholly-owned subsidiary.

INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.

HARRIS OAKMARK FOCUSED VALUE PORTFOLIO

SUBADVISER: Harris Associates L.P.

INVESTMENT OBJECTIVE: The Harris Oakmark Focused Value Portfolio seeks long-term capital appreciation.

JENNISON GROWTH PORTFOLIO

SUBADVISER: Jennison Associates LLC

INVESTMENT OBJECTIVE: The Jennison Growth Portfolio seeks long-term growth of capital.

METLIFE STOCK INDEX PORTFOLIO

SUBADVISER: Metropolitan Life Insurance Company

INVESTMENT OBJECTIVE: The MetLife Stock Index Portfolio seeks to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.

WESTERN ASSET MANAGEMENT U.S. GOVERNMENT PORTFOLIO (formerly, Salomon Brothers U.S. Government Portfolio)

SUBADVISER: Western Asset Management Company (formerly, Salomon Brothers Asset Management Inc)

INVESTMENT OBJECTIVE: The Western Asset Management U.S. Government Portfolio seeks to maximize total return consistent with preservation of capital and maintenance of liquidity.

MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks a high level of current income with growth of capital, a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE BALANCED STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

METLIFE GROWTH STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks growth of capital primarily through its investments in underlying portfolios that invest primarily in equity securities and secondarily through its investments in underlying portfolios that invest primarily in fixed income securities.

METLIFE AGGRESSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks growth of capital through its investments in underlying portfolios that invest primarily in equity securities.

APPENDIX C
EDCA EXAMPLES WITH MULTIPLE PURCHASE PAYMENTS
In order to show how the EDCA program works, we have created some examples. The examples are purely hypothetical and are for illustrative purposes only. The interest rate earned in an EDCA account will be 3%, plus any additional interest which we may declare from time to time. In addition, each bucket attributable to a subsequent purchase payment will earn interest at the then-current interest rate applied to new allocations to an EDCA account of the same monthly term.

6-MONTH EDCA
The following example demonstrates how the 6-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $12,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $10,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $12,000 allocation amount by 6 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using the following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate)(1/12) - EDCA Transfer Amount

At the beginning of the 4th month, a second purchase payment of $6,000 is allocated to the EDCA program. The entire $6,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $6,000 allocation amount divided by 6) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.


                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                12000                   2000                  10000                10000
    2                                        2000                   8095                 8095
    3                                        2000                   6172                 6172
    4                 6000                   3000                   9230                 3230               6000
    5                                        3000                   6309                  261               6048
    6                                        3000                   3359                    0               3359
    7                                        3000                    386                    0                386
    8                                         389                      0                    0                  0
    9                                           0                      0                    0                  0
   10                                           0                      0                    0                  0
   11                                           0                      0                    0                  0
   12                                           0                      0                    0                  0
   13                                           0                      0                    0                  0
   14                                           0                      0                    0                  0
   15                                           0                      0                    0                  0

12-MONTH EDCA
The following example demonstrates how the 12-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $24,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $22,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $24,000 allocation amount by 12 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA account value are accumulated at the EDCA interest rate using the following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x

(1+EDCA Rate)(1/12) - EDCA Transfer Amount

At the beginning of the 6th month, a second purchase payment of $12,000 is allocated to the EDCA program. The entire $12,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $12,000 allocation amount divided by 12) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.


                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                24000                   2000                  22000                22000
    2                                        2000                  20209                20209
    3                                        2000                  18401                18401
    4                                        2000                  16575                16575
    5                                        2000                  14732                14732
    6                12000                   3000                  23872                11872              12000
    7                                        3000                  21801                 8985              12096
    8                                        3000                  18262                 6070              12192
    9                                        3000                  15417                 3128              12289
   10                                        3000                  12545                  157              12387
   11                                        3000                   9645                    0               9645
   12                                        3000                   6722                    0               6722
   13                                        3000                   3776                    0               3776
   14                                        3000                    806                    0                806
   15                                         812                      0                    0                  0

APPENDIX D
DESCRIPTION OF GMIB I
You can only elect the GMIB I at the time you purchase the contract and if you are age 75 or less. Once elected, the rider cannot be terminated except as described below. The GMIB I may be exercised after a 10 year waiting period, up through age 85, within 30 days following a contract anniversary.

INCOME BASE. The INCOME BASE is the greater of (a) or (b) minus (c) below:

(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. The Highest Anniversary Value is increased by additional purchase payments and will be reduced by the percentage reduction in account value caused by subsequent partial withdrawals. On each contract anniversary prior to your 81st birthday, the Highest Anniversary Value will be reset equal to the greater of the Highest Anniversary Value at that time or the account value on the date of the recalculation. After your 81st birthday, the Highest Anniversary Value will be increased for subsequent purchase payments and reduced by the percentage reduction in account value caused by subsequent partial withdrawals.

(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:

    (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 6% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter;

    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
          (1) or (2) as defined below:

         (1) The withdrawal adjustment for each withdrawal in a contract year is the value of the annual increase amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributable to that withdrawal; or


         (2) If total withdrawals in a contract year are 6% or less of the Annual Increase Amount on the issue date or previous contract anniversary, if later, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and will be treated as though the corresponding withdrawals occurred at the end of that contract year.

(c) An amount equal to the withdrawal charge which would be assessed upon a complete withdrawal plus premium and other taxes.

It is possible that the income base can be greater than your account value. The income base is not available for withdrawals and is only used for purposes of calculating the GMIB I payments and charges for the GMIB I rider.

OWNERSHIP. While the GMIB I rider is in effect, the owner (or joint owners) and annuitant (or joint annuitants) must be the same. If a non-natural person owns the contract, then annuitant will be deemed to be the owner in determining the income base and GMIB I payments. If joint owners are named, the age of the oldest owner will be used to determine the income base.

Upon the exercise of the GMIB I, your annuity payments will be the greater of:

o The annuity payment determined by applying the amount of the Income Base to the GMIB Annuity Table; or

o The annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")

EXERCISING THE GMIB I RIDER. When you elect to receive annuity payments under the GMIB I, you have your choice of two fixed annuity options:

o A life annuity with a ten year period certain (period certain shortens for ages 80 and above); or

o  A joint survivor life annuity with 10 year period certain.

TERMINATING THE GMIB I RIDER. The GMIB I rider will terminate upon the earliest of:

o The date you elect to receive annuity payments either under the GMIB I rider or the contract;

o The 30th day following the contract anniversary immediately after your 85th birthday;

o  The date you make a complete withdrawal of your account value;

o Death of the owner or death of the annuitant if a non-natural person owns the contract; or

o  Change of the owner, for any reason, unless we otherwise agree.

MetLife Investors currently waives the contractual requirement that terminates the GMIB I rider in the event of the death of the owner in circumstances where the spouse of the owner elects to continue the contract. (See "Death Benefit - General Death Benefit Provisions.") In such event the GMIB I rider will automatically continue unless the spouse elects to terminate the rider. We are permanently waiving this requirement with respect to purchasers of the contract offered by this prospectus who have elected the GMIB I rider.

When the GMIB I rider terminates, the corresponding GMIB I rider charge terminates.

APPENDIX E
GUARANTEED MINIMUM INCOME BENEFIT EXAMPLES
The purpose of these examples is to illustrate the operation of the Guaranteed Minimum Income Benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges.

(1) THE 5% ANNUAL INCREASE AMOUNT

    Determining a value upon which future income payments can be based
    ------------------------------------------------------------------

    Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your account value fluctuates above and below your initial purchase payment depending on the investment performance of the investment options you selected. Your purchase payments accumulate at the annual increase rate of 5%, until the contract anniversary on or immediately after the contract owner's 85th birthday. Your purchase payments are also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The line (your purchase payments accumulated at 5% a year adjusted for withdrawals and charges "the 5% Annual Increase Amount") is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]





    Determining your guaranteed lifetime income stream
    --------------------------------------------------

    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, your 5% Annual Increase Amount is higher than the Highest Anniversary Value and will produce a higher income benefit. Accordingly, the 5% Annual Increase Amount will be applied to the annuity pay-out rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.

[GRAPHIC APPEARS HERE]





(2) THE "HIGHEST ANNIVERSARY VALUE" ("HAV")

    Determining a value upon which future income payments can be based
    ------------------------------------------------------------------

    Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the account value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract anniversary immediately prior to the contract owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value line is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]

  Determining your guaranteed lifetime income stream
  --------------------------------------------------

    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, the Highest Anniversary Value is higher than the account value. Accordingly, the Highest Anniversary Value will be applied to the annuity payout rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.

[GRAPHIC APPEARS HERE]





(3) PUTTING IT ALL TOGETHER

    Prior to annuitization, the two calculations (the 5% Annual Increase Amount and the Highest Anniversary Value) work together to protect your future income. Upon annuitization of the contract, you will receive income payments for life and the income bases and the account value will cease to exist. Also, the Guaranteed Minimum Income Benefit may only be exercised no later than the contract anniversary on or following the contract owner's 85th birthday, after a 10 year waiting period, and then only within a 30 day period following the contract anniversary.

[GRAPHIC APPEARS HERE]





    With the Guaranteed Minimum Income Benefit, the Income Base is applied to special, conservative Guaranteed Minimum Income Benefit annuity purchase factors, which are guaranteed at the time the contract is issued. However, if then-current annuity purchase factors applied to the account value would produce a greater amount of income, then you will receive the greater amount. In other words, when you annuitize your contract you will receive whatever amount produces the greatest income payment. Therefore, if your account value would provide greater income than would the amount provided under the Guaranteed Minimum Income Benefit, you will have paid for the Guaranteed Minimum Income Benefit although it was never used.

[GRAPHIC APPEARS HERE]





(4) THE GUARANTEED PRINCIPAL OPTION - GMIB PLUS

    Initial purchase payment is $100,000. Assume that no withdrawals are taken.
      Assume that account value at the 10th contract anniversary is $50,000 due to poor market performance, and you exercise the Guaranteed Principal Option at this time.

    The effect of exercising the Guaranteed Principal Option:

    1) A Guaranteed Principal Adjustment of $100,000 - $50,000 = $50,000 is added to the account value 30 days after the 10th contract anniversary bringing the account value back up to $100,000.

    2) The GMIB Plus rider and rider fee terminates as of the date that the adjustment is made to the account value; the variable annuity contract continues.

    3) GMIB Plus allocation and transfer restrictions terminate as of the date that the adjustment is made to the account value.

[GRAPHIC APPEARS HERE]





    *Withdrawals reduce the original purchase payment (I.E. those payments credited within 120 days of contract issue date) proportionately and therefore, may have a significant impact on the amount of the Guaranteed Principal Adjustment.

(5) THE OPTIONAL RESET - GMIB PLUS

Assume your initial purchase payment is $100,000 and no withdrawals are taken. The 5% Annual Increase Amount increases to $105,000 on the first anniversary ($100,000 increased by 5% per year, compounded annually). Assume your account value at the first contract anniversary is $110,000 due to good market performance, and you elect an Optional Reset. (If you purchased your contract prior to February 27, 2006, you may elect an Optional Reset on any contract anniversary on or after the third contract anniversary and may elect an Optional Reset at any subsequent contract anniversary as long as it has been at least three years since the last Optional Reset, provided all other requirements are met.)

The effect of the Optional Reset election is:

   (1) The 5% Annual Increase Amount resets from $105,000 to $110,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the first contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

The 5% Annual Increase Amount increases to $115,500 on the second anniversary ($110,000 increased by 5% per year, compounded annually). Assume your account value at the second contract anniversary is $120,000 due to good market performance, and you elect an Optional Reset.

The effect of the Optional Reset election is:

   (1) The 5% Annual Increase Amount resets from $115,500 to $120,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the second contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

The 5% Annual Increase Amount increases to $126,000 on the third anniversary ($120,000 increased by 5% per year, compounded annually). Assume your account value at the third contract anniversary is $130,000 due to good market performance, and you elect an Optional Reset.

The effect of the Optional Reset election is:

   (1) The 5% Annual Increase Amount resets from $126,000 to $130,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the third contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

The 5% Annual Increase Amount increases to $136,500 on the fourth anniversary ($130,000 increased by 5% per year, compounded annually). Assume your account value at the fourth contract anniversary is $120,000 due to poor market performance. You may not elect an Optional Reset at this time, because the account value is less than the 5% Annual Increase Amount.

The 5% Annual Increase Amount increases to $165,917 on the eighth anniversary ($136,500 increased by 5% per year, compounded annually for four years). Assume your account value at the eighth contract anniversary is

$180,000 due to good market performance, but you do not elect an Optional
Reset.

Because you did not elect an Optional Reset:

   (1) The 5% Annual Increase Amount remains at $165,917;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit remains at the 13th contract anniversary (10 years from the date of the last reset);

   (3) The GMIB Plus rider charge remains at its current level; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


[GRAPHIC APPEARS HERE]




(6) THE OPTIONAL RESET: AUTOMATIC ANNUAL STEP-UP -
GMIB PLUS

Assume your initial investment is $100,000 and no withdrawals are taken. The 5% Annual Increase Amount increases to $105,000 on the first anniversary ($100,000 increased by 5% per year, compounded annually). Assume your account value at the first contract anniversary is $110,000 due to good market performance, and you elected Optional Resets to occur under the Automatic Annual Step-Up feature prior to the first contract anniversary. Because your account value is higher than your 5% Annual Increase Amount, an Optional Reset will automatically occur.

The effect of the Optional Reset is:

   (1) The 5% Annual Increase Amount automatically resets from $105,000 to $110,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the first contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

The 5% Annual Increase Amount increases to $115,500 on the second anniversary ($110,000 increased by 5% per year, compounded annually). Assume your account value at the second contract anniversary is $120,000 due to good market performance, and you have not discontinued the Automatic Annual Step-Up feature. Because your account value is higher than your 5% Annual Increase Amount, an Optional Reset will automatically occur.

The effect of the Optional Reset is:

   (1) The 5% Annual Increase Amount automatically resets from $115,500 to $120,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the second contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

Assume your account value increases by $10,000 at each contract anniversary in years three through seven. At each contract anniversary, your account value would exceed the 5% Annual Increase Amount and an Optional Reset would automatically occur (provided you had not discontinued the Automatic Annual Step-Up feature, and other requirements were met).

The effect of each Optional Reset is:

   (1) The 5% Annual Increase Amount automatically resets to the higher account value;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the date of the Optional Reset;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

After the seventh contract anniversary, the initial Automatic Annual Step-Up election expires. Assume you do not make a new election of the Automatic Annual Step-Up.

The 5% Annual Increase Amount increases to $178,500 on the eighth anniversary ($170,000 increased by 5% per year, compounded annually). Assume your account value at the eighth contract anniversary is $160,000 due to poor market performance. An Optional Reset is not permitted because your account value is lower than your 5% Annual Increase Amount. However, because the Optional Reset has locked-in previous gains, the 5% Annual Increase Amount remains at $178,500 despite poor market performance, and, provided the rider continues in effect, will continue to grow at 5% annually (subject to adjustments for additional purchase payments and/or withdrawals) through the contract anniversary on or after your 85th birthday. Also, please note:

   (1) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit remains at the 17th contract anniversary (10 years from the date of the last Optional Reset);

   (2) The GMIB Plus rider charge remains at its current level; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

[GRAPHIC APPEARS HERE]

APPENDIX F
GUARANTEED WITHDRAWAL BENEFIT EXAMPLES
The purpose of these examples is to illustrate the operation of the Guaranteed Withdrawal Benefit. (Unless otherwise noted, these examples are for GWB I and Enhanced GWB. Examples J, K and L are for the Lifetime Withdrawal Guarantee.) The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties.

A.   How Withdrawals Affect the Benefit Base

  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 ($100,000 + 5% GWB Bonus Amount). Assume that the account value grew to $110,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $105,000 - $10,000 = $95,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $100,000 exceeds the Benefit Base of $95,000, no further reduction to the Benefit Base is made.

  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000. Assume that the account value shrank to $90,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $95,000 and the account value would be reduced to $80,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $80,000 is less than the Benefit Base of $95,000, a further reduction of the $15,000 difference is made, bringing the Benefit Base to $80,000.

B. How Withdrawals and Subsequent Purchase Payments Affect the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350 ($105,000 x 7%). If $7,000 withdrawals were then made for each of the next five years, the Benefit Base would be decreased to $70,000. If a subsequent purchase payment of $10,000 were made the next day, the Benefit Base would be increased to $70,000 + $10,000 + (5% x $10,000) = $80,500. The Annual Benefit Payment would be reset to the greater of a) $7,350 (the Annual Benefit Payment before the second purchase payment) and b) $5,635 (7% multiplied by the Benefit Base after the second purchase payment). In this case, the Annual Benefit Payment would remain at $7,350.

C.   How Withdrawals Affect the Annual Benefit Payment

  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350. If a withdrawal of $9,000 was made the next day, and negative market performance reduced the account value by an additional $1,000, the account value would be reduced to $100,000 - $9,000 - $1,000 = $90,000.
     Since the withdrawal of $9,000 exceeded the Annual Benefit Payment of $7,350, the Annual Benefit Payment would be reset to the lower of a) $7,350 (the Annual Benefit Payment before the withdrawal) and b) $6,300 (7% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would be reset to $6,300.

  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350. If a withdrawal of $10,000 was made two years later after the account value had increased to $150,000, the account value would be reduced to $140,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $7,350, the Annual Benefit Payment would be reset to the lower of a) $7,350 (the Annual Benefit Payment before the withdrawal) and b) $9,800 (7% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would remain at $7,350.

D. How Withdrawals and Subsequent Purchase Payments Affect the Guaranteed Withdrawal Amount

An initial purchase payment is made of $100,000 and the initial Guaranteed Withdrawal Amount and initial Benefit Base would both be $105,000. Assume that over the next five years, withdrawals reduced the Benefit Base to $70,000. If a subsequent purchase payment of $10,000 was made, the Benefit Base would be increased to $70,000 + $10,000 + (5% x $10,000) = $80,500. The Guaranteed
Withdrawal Amount would be reset to the greater of a) $105,000 (the Guaranteed Withdrawal Amount before the second purchase payment) and b) $80,500 (the Benefit Base after the second purchase payment). In this case, the Guaranteed Withdrawal Amount would remain at $105,000.

E.   Putting It All Together

     1.   When Withdrawals Do Not Exceed the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000, and the Annual Benefit Payment would be $7,350. Assume that the Benefit Base was reduced to $82,950 due to 3 years of withdrawing $7,350 each year and assume that the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $7,350 at this time, your account value would be reduced to $50,000 - $7,350 = $42,650. Your Benefit Base would be reduced to $82,950 - $7,350 = $75,600. Since the withdrawal of $7,350 did not exceed the Annual Benefit Payment, there would be no additional reduction to the Benefit Base. The Guaranteed Withdrawal Amount would remain at $105,000 and the Annual Benefit Payment would remain at $7,350.

                                    [CHART]

              Annual Benefit      Actual          Account      Benefit
                 Payment        Withdrawals         Value        Base
              --------------    -----------        -------      -------
 0                    0                0           100,000      105,000
 1                7,350            7,350            85,000       97,650
 2                7,350            7,350            68,000       90,300
 3                7,350            7,350            50,000       82,950
 4                7,350            7,350            42,650       75,600
 5                7,350            7,350            35,300       68,250
 6                7,350            7,350            27,950       60,900
 7                7,350            7,350            20,600       53,550
 8                7,350            7,350            13,250       46,200
 9                7,350            7,350             5,900       38,850
10                7,350            7,350                 0       31,500
11                7,350            7,350                 0       24,150
12                7,350            7,350                 0       16,800
13                7,350            7,350                 0        9,450
14                7,350            7,350                 0        2,100
15                2,100            2,100                 0            0
16
17
18

  2.   When Withdrawals Do Exceed the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000, and the Annual Benefit Payment would be $7,350. Assume that the Benefit Base was reduced to $82,950 due to 3 years of withdrawing $7,350 each year. Assume the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $10,000 at this time, your account value would be reduced to $50,000 - $10,000 = $40,000. Your Benefit Base would be reduced to $82,950 - $10,000 = $72,950. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $7,350 and the resulting Benefit Base would be greater than the resulting account value, there would be an additional reduction to the Benefit Base. The Benefit Base after the withdrawal would be set equal to the account value after the withdrawal = $40,000. The Annual Benefit Payment would be set equal to the lesser of $7,350 and 7% x $40,000 = $2,800. The Guaranteed Withdrawal Amount would remain at $105,000, but this amount now no longer would be guaranteed to be received over time. The new Benefit Base of $40,000 would be now the amount guaranteed to be available to be withdrawn over time.

                                    [CHART]

              Annual Benefit      Actual           Account      Benefit
                 Payment        Withdrawals         Value        Base
              --------------    -----------       --------     --------
 0                   $0               $0          $100,000     $105,000
 1                7,350            7,350            85,000       97,650
 2                7,350            7,350            68,000       90,300
 3                7,350            7,350            50,000       82,950
 4                7,350           10,000            40,000       40,000
 5                2,800            2,800            37,200       37,200
 6                2,800            2,800            34,400       34,400
 7                2,800            2,800            31,600       31,600
 8                2,800            2,800            28,800       28,800
 9                2,800            2,800            26,000       26,000
10                2,800            2,800            23,200       23,200
11                2,800            2,800            20,400       20,400
12                2,800            2,800            17,600       17,600
13                2,800            2,800            14,800       14,800
14                2,800            2,800            12,000       12,000
15                2,800            2,800             9,200        9,200
16                2,800            2,800             6,400        6,400
17                2,800            2,800             3,600        3,600
18                2,800            2,800               800          800




F.   How the Optional Reset Works (may be elected prior to age 86 ) - GWB I

Assume that a contract had an initial purchase payment of $100,000 and the fee is .50%. The initial account value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350.

The account value on the fifth contract anniversary grew due to market performance to $195,850. Assume the fee remains at .50%. If an Optional Reset is elected, the charge would remain at .50%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $195,850, and the Annual Benefit Payment would become 7% x $195,850 = $13,710.

The account value on the tenth contract anniversary grew due to market performance to $250,488. Assume the fee has been increased to .60%. If an Optional Reset is elected, the charge would increase to .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $250,488, and the Annual Benefit Payment would become 7% x $250,488 = $17,534.

The account value on the fifteenth contract anniversary grew due to market performance to $395,016. Assume the fee is still .60%. If an Optional Reset is elected, the charge would remain at .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $395,016, and the Annual Benefit Payment would become 7% x $395,016 = $27,651.

The period of time over which the Annual Benefit Payment may be taken would be lengthened.

                                    [CHART]

              Annual Benefit     Cumulative        Account
                  Payment       Withdrawals         Value
              --------------    -----------      -----------
 1              $ 7,350.00      $  7,350.00      $105,000.00
 2                7,350.00        14,700.00       125,000.00
 3                7,350.00        22,050.00       130,000.00
 4                7,350.00        29,400.00       145,000.00
 5                7,350.00        36,750.00       185,000.00
 6               13,709.50        50,459.50       195,850.00
 7               13,709.50        64,169.00       175,000.00
 8               13,709.50        77,878.50       185,200.00
 9               13,709.50        91,588.00       189,300.00
10               13,709.50       105,297.50       205,200.00
11               17,534.16       122,831.70       250,488.00
12               17,534.16       140,365.80       260,322.00
13               17,534.16       157,900.00       245,000.00
14               17,534.16       175,434.10       285,000.00
15               17,534.16       192,968.30       315,000.00
16               27,651.12       220,619.40       395,016.00
17               27,651.12       248,270.50       410,100.00
18               27,651.12       275,921.70       425,200.00
19               27,651.12       303,572.80       420,200.00
20               27,651.12       331,223.90       452,000.00




G. How the Optional Reset Works If Elected on the 3rd Contract Anniversary (may be elected prior to age 86) - ENHANCED GWB

Assume that a contract had an initial purchase payment of $100,000 and the fee is .50%. The initial account value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350 (assuming you began withdrawing in your first year).

The account value on the third contract anniversary grew due to market performance to $148,350. Assume the fee remains at .50%. If an Optional Reset is elected, the charge would remain at .50%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $148,350, and the Annual Benefit Payment would become 7% x $148,350 = $10,385.

The account value on the sixth contract anniversary grew due to market performance to $179,859. Assume the fee has been increased to .60%. If an Optional Reset is elected, the charge would increase to .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $179,859, and the Annual Benefit Payment would become 7% x $179,859 = $12,590.

The account value on the ninth contract anniversary grew due to market performance to $282,582. Assume the fee is still .60%. If an Optional Reset is elected, the charge would remain at .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $282,582, and the Annual Benefit Payment would become 7% x $282,582 = $19,781.

The period of time over which the Annual Benefit Payment may be taken would be lengthened.

                        [CHART]

       Annual
      Benefit    Cumulative    Account
      Payment    Withdrawals    Value
      -------    ----------    -------
1       7350         7350      105000
2       7350        14700      125000
3       7350        22050      130000
4      10385        32435      148350
5      10385        42819      185000
6      10385        53204      195000
7      12590        65794      179859
8      12590        78384      210000
9      12590        90974      223000
10     19781       110755      282582
11     19781       130535      270000
12     19781       150316      278000
13         0            0      315000




H. How an Optional Reset May Increase the Benefit Base While Decreasing the Guaranteed Withdrawal Amount and Annual Benefit Payment

Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350.

Assume that the Benefit Base is reduced to $70,000 due to 5 years of withdrawing $7,000 each year, but also assume that, due to positive market performance, the account value at the end of 5 years is $80,000. If an Optional Reset is elected, the Benefit Base would be reset from $70,000 to $80,000, the Guaranteed Withdrawal Amount would be reduced from $105,000 to $80,000, and the Annual Benefit Payment would be reduced from $7,350 to $5,600 ($80,000 x 7%).

Under these circumstances, the Optional Reset increases the Benefit Base (the remaining amount of money you are guaranteed to receive) by $10,000, but also reduces the Annual Benefit Payment, thereby lengthening the period of time over which you will receive the money. This Optional Reset also reduces the Guaranteed Withdrawal Amount, against which the GWB rider charge is calculated. If the GWB rider charge fee rate does not increase in connection with the Optional Reset, the reduced Guaranteed Withdrawal Amount will result in a reduction in the amount of the annual GWB rider charge.

I.   Annual Benefit Payment Continuing When Account Value Reaches Zero

Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350 ($105,000 x 7%).

Assume that the Benefit Base was reduced to $31,500 due to 10 years of withdrawing $7,350 each year and assume that the account value was further reduced to $0 at year 11 due to poor market performance. We would commence making payments to you (equal, on an annual basis, to the Annual Benefit Payment) until the Benefit Base is exhausted.

In this situation (assuming monthly payments), there would be 51 payments of $612.50 and a final payment of $262.50, which, in sum, would deplete the $31,500 Benefit Base. The total amount withdrawn over the life of the contract would then be $105,000.

                                    [CHART]

          Annual
          Benefit          Account          Benefit
          Payment           Value            Base
          -------         ---------        ---------
 1        $7,350           $100,000        $105,000
 2         7,350             73,000          97,650
 3         7,350             52,750          90,300
 4         7,350           37,562.5          82,950
 5         7,350          26,171.88          75,600
 6         7,350          17,628.91          68,250
 7         7,350          11,221.68          60,900
 8         7,350           6,416.26          53,550
 9         7,350          2,812.195          46,200
10         7,350           109.1461          38,850
11         7,350                  0          31,500
12         7,350                  0          24,150
13         7,350                  0          16,800
14         7,350                  0           9,450
15         2,100                  0           2,100
16             0                                  0




J.   Lifetime Withdrawal Guarantee

     1.   When Withdrawals Do Not Exceed the Annual Benefit Payment

Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the Total Guaranteed Withdrawal Amount would be $100,000, the initial Remaining Guaranteed Withdrawal Amount would be $100,000 and the initial Annual Benefit Payment would be $5,000 ($100,000 x 5%).

Assume that $5,000 is withdrawn each year, beginning before the contract owner attains age 59 1/2. The Remaining Guaranteed Withdrawal Amount is reduced by $5,000 each year as withdrawals are taken (the Total Guaranteed Withdrawal Amount is not reduced by these withdrawals). The Annual Benefit Payment of $5,000 is guaranteed to be received until the Remaining Guaranteed Withdrawal Amount is depleted, even if the account value is reduced to zero.

If the first withdrawal is taken after age 59 1/2, then the Annual Benefit Payment of $5,000 is guaranteed to be received for the owner's lifetime, even if the Remaining Guaranteed Withdrawal Amount and the account value are reduced to zero.

                                   [CHART]
                                              Remaining
  Annual                                      Guaranteed      Guaranteed
  Benefit      Cumulative      Account        Withdrawal      Withdrawal
  Payment      Withdrawals      Value           Amount         Amount
 ---------    -------------  -----------      ----------     ------------
   $5,000       $  5,000      $100,000       $100,000        $100,000
    5,000         10,000        90,250         95,000         100,000
    5,000         15,000        80,987.5       90,000         100,000
    5,000         20,000        72,188.13      85,000         100,000
    5,000         25,000        63,828.72      80,000         100,000
    5,000         30,000        55,887.28      75,000         100,000
    5,000         35,000        48,342.92      70,000         100,000
    5,000         40,000        41,175.77      65,000         100,000
    5,000         45,000        34,366.98      60,000         100,000
    5,000         50,000        27,898.63      55,000         100,000
    5,000         55,000        21,753.7       50,000         100,000
    5,000         60,000        15,916.02      45,000         100,000
    5,000         65,000        10,370.22      40,000         100,000
    5,000         70,000         5,101.706     35,000         100,000
    5,000         75,000            96.62093   30,000         100,000
    5,000         80,000             0              0         100,000
    5,000         85,000             0              0         100,000
    5,000         90,000             0              0         100,000
    5,000         95,000             0              0         100,000
    5,000        100,000             0              0         100,000

     2.   When Withdrawals Do Exceed the Annual Benefit Payment

Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the Total Guaranteed Withdrawal Amount would be $100,000, the initial Remaining Guaranteed Withdrawal Amount would be $100,000 and the initial Annual Benefit Payment would be $5,000 ($100,000 x 5%).

Assume that the Remaining Guaranteed Withdrawal Amount is reduced to $95,000 due to a withdrawal of $5,000 in the first year. Assume the account value was further reduced to $75,000 at year two due to poor market performance. If you withdrew $10,000 at this time, your account value would be reduced to $75,000 - $10,000 = $65,000. Your Remaining Guaranteed Withdrawal Amount would be reduced to $95,000 - $10,000 = $85,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $5,000 and the resulting Remaining Guaranteed Withdrawal Amount would be greater than the resulting account value, there would be an additional reduction to the Remaining Guaranteed Withdrawal Amount. The Remaining Guaranteed Withdrawal Amount after the withdrawal would be set equal to the account value after the withdrawal ($65,000). This new Remaining Guaranteed Withdrawal Amount of $65,000 would now be the amount guaranteed to be available to be withdrawn over time. The Total Guaranteed Withdrawal Amount would also be reduced to $65,000. The Annual Benefit Payment would be set equal to 5% x $65,000 = $3,250.

K.   Lifetime Withdrawal Guarantee - 5% Compounding Income Amount

Assume that a contract had an initial purchase payment of $100,000. The initial Remaining Guaranteed Withdrawal Amount would be $100,000, the Total Guaranteed Withdrawal Amount would be $100,000, and the Annual Benefit Payment would be $5,000 ($100,000 x 5%).

The Total Guaranteed Withdrawal Amount will increase by 5% of the previous year's Total Guaranteed Withdrawal Amount until the earlier of the first withdrawal or the 10th contract anniversary. The Annual Benefit Payment will be recalculated as 5% of the new Total Guaranteed Withdrawal Amount.

If the first withdrawal is taken in the first contract year, then there would be no increase: the Total Guaranteed Withdrawal Amount would remain at $100,000 and the Annual Benefit Payment will remain at $5,000 ($100,000 x 5%).

If the first withdrawal is taken in the second contract year, then the Total Guaranteed Withdrawal Amount would increase to $105,000 ($100,000 x 105%), and the Annual Benefit Payment would increase to $5,250 ($105,000 x 5%).

If the first withdrawal is taken in the third contract year, then the Total Guaranteed Withdrawal Amount would increase to $110,250 ($105,000 x 105%), and the Annual Benefit Payment would increase to $5,513 ($110,250 x 5%).

If the first withdrawal is taken after the 10th contract year, then the Total Guaranteed Withdrawal Amount would increase to $162,890 (the initial $100,000, increased by 5% per year, compounded annually for 10 years), and the Annual Benefit Payment would increase to $8,144 ($162,890 x 5%).

                                    [CHART]

                         Year                  Annual
                       of First                Benefit
                      Withdrawal               Payment
                     ------------            ------------
                          1                    $5,000
                          2                     5,250
                          3                     5,513
                          4                     5,788
                          5                     6,078
                          6                     6,381
                          7                     6,700
                          8                     7,036
                          9                     7,387
                         10                     7,757
                         11                     8,144

L. Lifetime Withdrawal Guarantee - Automatic Annual Step-Ups and 5% Compounding Income Amount (No Withdrawals)

Assume that a contract had an initial purchase payment of $100,000. Assume that no withdrawals are taken.

At the first contract anniversary, provided that no withdrawals are taken, the Total Guaranteed Withdrawal Amount is increased to $105,000 ($100,000 increased by 5%, compounded annually). Assume the account value has increased to $110,000 at the first contract anniversary due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $105,000 to $110,000 and reset the Annual Benefit Payment to $5,500 ($110,000 x 5%).

At the second contract anniversary, provided that no withdrawals are taken, the Total Guaranteed Withdrawal Amount is increased to $115,500 ($110,000 increased by 5%, compounded annually). Assume the account value has increased to $120,000 at the second contract anniversary due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $115,500 to $120,000 and reset the Annual Benefit Payment to $6,000 ($120,000 x 5%).

Provided that no withdrawals are taken, each year the Total Guaranteed Withdrawal Amount would increase by 5%, compounded annually, from the second contract anniversary through the ninth contract anniversary, and at that point would be equal to $168,852. Assume that during these contract years the account value does not exceed the Total Guaranteed Withdrawal Amount due to poor market performance. Assume the account value at the ninth contract anniversary has increased to $180,000 due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $168,852 to $180,000 and reset the Annual Benefit Payment to $9,000 ($180,000 x 5%).

At the 10th contract anniversary, provided that no withdrawals are taken, the Total Guaranteed Withdrawal Amount is increased to $189,000 ($180,000 increased by 5%, compounded annually). Assume the account value is less than $189,000. There is no Automatic Annual Step-Up since the account value is below the Total Guaranteed Withdrawal Amount; however, due to the 5% increase in the Total Guaranteed Withdrawal Amount, the Annual Benefit Payment is increased to $9,450 ($189,000 x 5%).

[GRAPHIC APPEARS HERE]

                                                  THE VARIABLE ANNUITY CONTRACT

                                                                       ISSUED BY


                                            METLIFE INVESTORS INSURANCE COMPANY



                                                                             AND



                                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE



                                                                        CLASS AA



                                                                NOVEMBER 9, 2006



This prospectus describes the flexible premium deferred variable annuity contract offered by MetLife Investors Insurance Company (MetLife Investors or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.



                               The annuity contract has 45 investment choices -

a fixed account that offers an interest rate guaranteed by us, and 44 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios.

AIM VARIABLE INSURANCE FUNDS

(SERIES II):

     AIM V.I. International Growth Fund



FIDELITY VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2):

     VIP Equity-Income Portfolio



FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2):

     Templeton Developing Markets Securities Fund

     Templeton Foreign Securities Fund


MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED):

     Met/AIM Capital Appreciation Portfolio (Class A)

     Met/AIM Small Cap Growth Portfolio

     Cyclical Growth and Income ETF Portfolio

     Cyclical Growth ETF Portfolio

     Legg Mason Aggressive Growth Portfolio

         (formerly Janus Aggressive Growth Portfolio)

     Legg Mason Value Equity Portfolio

     Lord Abbett Bond Debenture Portfolio

     Lord Abbett Growth and Income Portfolio

     Lord Abbett Mid-Cap Value Portfolio

     MFS (Reg. TM) Research International Portfolio

     Neuberger Berman Real Estate Portfolio

     Oppenheimer Capital Appreciation Portfolio

     PIMCO Total Return Portfolio

     Met/Putnam Capital Opportunities Portfolio

     T. Rowe Price Mid-Cap Growth Portfolio

     Third Avenue Small Cap Value Portfolio

     Van Kampen Comstock Portfolio

     Van Kampen Mid-Cap Growth Portfolio

         (formerly Lord Abbett Growth Opportunities Portfolio)



METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED):

     BlackRock Bond Income Portfolio

     BlackRock Money Market Portfolio

     BlackRock Strategic Value Portfolio

     Capital Guardian U.S. Equity Portfolio

     Davis Venture Value Portfolio (Class E)

     FI International Stock Portfolio

     Franklin Templeton Small Cap Growth Portfolio

     Jennison Growth Portfolio

     MetLife Stock Index Portfolio

     T. Rowe Price Large Cap Growth Portfolio

     T. Rowe Price Small Cap Growth Portfolio

     Western Asset Management Strategic Bond Opportunities Portfolio

         (formerly, Salomon Brothers Strategic Bond Opportunities Portfolio)



PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS):

     PIMCO VIT High Yield Portfolio

     PIMCO VIT Low Duration Portfolio

     PIMCO VIT StocksPLUS Growth and Income Portfolio



PUTNAM VARIABLE TRUST (CLASS IB):

     Putnam VT Growth and Income Fund

     Putnam VT Vista Fund

MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B):

     MetLife Defensive Strategy Portfolio*

     MetLife Moderate Strategy Portfolio*



MET INVESTORS SERIES TRUST - GALLATIN ASSET ALLOCATION PORTFOLIOS (CLASS B):

     Strategic Growth and Income Portfolio*

     Strategic Conservative Growth Portfolio*

     Strategic Growth Portfolio*


* This portfolio is expected to be available on or about November 13, 2006.


Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors Variable Annuity Contract.


To learn more about the MetLife Investors Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated November 9, 2006. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 52 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at WWW.METLIFEINVESTORS.COM, or write to us at: 5 Park Plaza, Suite 1900, Irvine, CA 92614.



The contracts:

o  are not bank deposits

o  are not FDIC insured

o  are not insured by any federal government agency

o  are not guaranteed by any bank or credit union

o  may be subject to loss of principal


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


November 9, 2006





--------------------------------------------------------------------------------

The contracts were originally issued by MetLife Investors Insurance Company of California (MetLife Investors of California) and have become contracts of MetLife Investors as a result of the merger of MetLife Investors of California into MetLife Investors, with MetLife Investors as the surviving company. We no longer offer the contracts to new purchasers. We do continue to accept purchase payments from owners of existing contracts.

--------------------------------------------------------------------------------

TABLE OF CONTENTS                                              PAGE
                         PAGE




INDEX OF SPECIAL TERMS .................................   4
HIGHLIGHTS .............................................   5
FEE TABLES AND EXAMPLES ................................   6
1. THE ANNUITY CONTRACT ................................  13
     Market Timing .....................................  13
2. PURCHASE ............................................  13
     Purchase Payments .................................  13
     Termination for Low Account Value .................  14
     Allocation of Purchase Payments ...................  14
     Free Look .........................................  14
     Accumulation Units ................................  15
     Account Value .....................................  15
     Replacement of Contracts ..........................  15
3. INVESTMENT OPTIONS ..................................  16
     Transfers .........................................  18
     Dollar Cost Averaging Programs ....................  21
     Three Month Market Entry Program ..................  22
     Automatic Rebalancing Program .....................  22
     Description of the Gallatin Asset Allocation
       Portfolios ......................................  23
     Description of the MetLife Asset Allocation
       Program .........................................  23
     Voting Rights .....................................  24
     Substitution of Investment Options ................  24
4. EXPENSES ............................................  24
     Product Charges ...................................  24
     Account Fee .......................................  25
     Guaranteed Minimum Income Benefit - Rider
       Charge ..........................................  25
     Guaranteed Withdrawal Benefit - Rider Charge ......  25
     Withdrawal Charge .................................  26
     Reduction or Elimination of the Withdrawal
       Charge ..........................................  26
     Premium and Other Taxes ...........................  27
     Transfer Fee ......................................  27
     Income Taxes ......................................  27
     Investment Portfolio Expenses .....................  27
5. ANNUITY PAYMENTS
     (THE INCOME PHASE) ................................  28
     Annuity Date ......................................  28
     Annuity Payments ..................................  28
     Annuity Options ...................................  28
     Guaranteed Minimum Income Benefit .................  30
     Description of GMIB II ............................  30
     GMIB, Qualified Contracts and Decedent
       Contracts .......................................  32
6. ACCESS TO YOUR MONEY ................................  32
     Systematic Withdrawal Program .....................  33


     Suspension of Payments or Transfers ...............  33
7. LIVING BENEFITS .....................................  33
     Guaranteed Withdrawal Benefit .....................  33
8. PERFORMANCE .........................................  38
9. DEATH BENEFIT .......................................  38
     Upon Your Death ...................................  38
     Standard Death Benefit - Principal Protection .....  39
     Optional Death Benefit - Annual Step-Up ...........  39
     Optional Death Benefit - Compounded-Plus ..........  39
     Additional Death Benefit - Earnings Preservation
       Benefit .........................................  40
     General Death Benefit Provisions ..................  41
     Spousal Continuation ..............................  42
     Death of the Annuitant ............................  42
     Controlled Payout .................................  42
10. FEDERAL INCOME TAX STATUS ..........................  42
     Taxation of Non-Qualified Contracts ...............  42
     Taxation of Qualified Contracts ...................  44
     Foreign Tax Credits ...............................  47
     Possible Tax Law Changes ..........................  47
11. OTHER INFORMATION ..................................  47
     MetLife Investors .................................  47
     The Separate Account ..............................  48
     Distributor .......................................  48
     Selling Firms .....................................  49
     Requests and Elections ............................  50
     Ownership .........................................  51
     Legal Proceedings .................................  52
     Financial Statements ..............................  52
TABLE OF CONTENTS OF THE STATEMENT OF
ADDITIONAL INFORMATION .................................  52
APPENDIX A ............................................. A-1
     Condensed Financial Information ................... A-1
APPENDIX B ............................................. B-1
     Participating Investment Portfolios ............... B-1
APPENDIX C ............................................. C-1
     EDCA Examples with Multiple Purchase Payments...... C-1
APPENDIX D ............................................. D-1
     Description of GMIB I ............................. D-1
APPENDIX E ............................................. E-1
     Guaranteed Minimum Income Benefit Examples ........ E-1
APPENDIX F ............................................. F-1
     Guaranteed Withdrawal Benefit Examples ............ F-1

INDEX OF SPECIAL TERMS

Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.



                                                                            PAGE
Account Value..............................................................15
Accumulation Phase.........................................................13
Accumulation Unit..........................................................15
Annual Benefit Payment.....................................................35
Annuitant..................................................................51
Annuity Date...............................................................28
Annuity Options............................................................28
Annuity Payments...........................................................28
Annuity Units..............................................................28
Beneficiary................................................................51
Benefit Base...............................................................34
Business Day...............................................................14
Fixed Account..............................................................13
Guaranteed Withdrawal Amount...............................................35
GWB Withdrawal Rate........................................................35
Income Base...............................................30 and Appendix D-1
Income Phase...............................................................13
Investment Portfolios......................................................16
Joint Owners...............................................................51
Owner......................................................................51
Purchase Payment...........................................................13
Separate Account...........................................................48

HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company, where you agree to make at least one purchase payment to us and we agree to make a series of annuity payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in our fixed account and the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select a guaranteed minimum income benefit ("GMIB") or the guaranteed withdrawal benefit ("GWB").


The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the accumulation phase, we may assess a withdrawal charge of up to 7%. The income phase occurs when you or a designated payee begin receiving regular annuity payments from your contract. You and the annuitant (the person on whose life we base annuity payments) do not have to be the same, unless you purchase a tax qualified contract or elect a GMIB (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit").


You can have annuity payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable annuity payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolio(s) you select for the income phase. If you choose fixed annuity payments, the amount of each payment will not change during the income phase.


TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")


FREE LOOK. You may cancel the contract within 10 days after receiving it (30 days for seniors age 60 or older). You will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your payment depending upon the performance of the investment portfolios. You bear the risk of any decline in account value. We do not refund any charges or deductions assessed during the free look period. We will return your payment if required by law.


TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a non-qualified contract during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment until your investment is returned.


NON-NATURAL PERSONS AS OWNERS. If the owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral.


INQUIRIES. If you need more information, please contact our Annuity Service Center at:


                    MetLife Investors Distribution Company

                                P.O. Box 10366
                          Des Moines, Iowa 50306-0366
                                 (800) 343-8496


ELECTRONIC DELIVERY. As an owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the investment portfolios and other contract related documents.


Contact us at WWW.METLIFEINVESTORS.COM for more information and to enroll.

FEE TABLES AND EXAMPLES

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

--------------------------------------------------------------------------------

OWNER TRANSACTION EXPENSES TABLE



WITHDRAWAL CHARGE (Note 1)                    7%
(as a percentage of purchase payments)
TRANSFER FEE (Note 2)                         $0 (First 12 per year)
                                              $25 (Thereafter)

--------------------------------------------------------------------------------

Note 1. If an amount withdrawn is determined to include the withdrawal of prior purchase payments, a withdrawal charge may be assessed. Withdrawal charges are calculated in accordance with the following. (See "Expenses - Withdrawal Charge.")



Number of Complete Years from         Withdrawal Charge
Receipt of Purchase Payment           (% of Purchase Payment)
-------------------------------       ------------------------
               0                                 7

               1                                 6
               2                                 6
               3                                 5
               4                                 4
               5                                 3
               6                                 2
         7 and thereafter                        0

Note 2. There is no charge for the first 12 transfers in a contract year; thereafter the fee is $25 per transfer. MetLife Investors is currently waiving the transfer fee, but reserves the right to charge the fee in the future.



THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.

--------------------------------------------------------------------------------


ACCOUNT FEE (Note 1)         $30


SEPARATE ACCOUNT ANNUAL EXPENSES

(referred to as Separate Account Product Charges)
(as a percentage of average account value in the Separate Account)



Mortality and Expense Charge**                                           1.05%
Administration Charge                                                    0.25%
                                                                         ----
Total Separate Account Annual Expenses                                   1.30%

Death Benefit Rider Charges (Optional)
(as a percentage of average account value in the Separate Account)
Optional Death Benefit - Annual Step-Up                                  0.20%
Optional Death Benefit - Compounded-Plus                                 0.35%
Additional Death Benefit - Earnings Preservation Benefit                 0.25%

Total Separate Account Annual Expenses
Including Highest Charges for Optional Death Benefits                    1.90%

--------------------------------------------------------------------------------

Note 1. An Account Fee of $30 is charged on the last day of each contract year if account value is less than $50,000. Differnet policies apply during the income phase of the contract. (See "Expenses.")

** We are waiving the following amount of the Mortality and Expense Charge: an amount equal to the underlying fund expenses that are in excess of 0.92% for account value allocated to the T. Rowe Price Large Cap Growth Portfolio (Class
B).



ADDITIONAL OPTIONAL RIDER CHARGES TABLE*



GUARANTEED MINIMUM INCOME BENEFIT
(GMIB II) RIDER CHARGE
  GMIB II                                 0.50% of the Income
                                          Base (Note 1)
GUARANTEED WITHDRAWAL BENEFIT AND         0.50% of the
ENHANCED GUARANTEED WITHDRAWAL            Guaranteed
BENEFIT RIDER CHARGE                      Withdrawal Amount
PRIOR TO OPTIONAL RESET                   (Note 2)
GUARANTEED WITHDRAWAL BENEFIT AND         0.95% of the
ENHANCED GUARANTEED WITHDRAWAL            Guaranteed
BENEFIT RIDER CHARGE                      Withdrawal Amount
UPON OPTIONAL RESET (MAXIMUM)             (Note 2)

--------------------------------------------------------------------------------

Note 1. See "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit" for a definition of the term Income Base.



Note 2. See "Living Benefits - Guaranteed Withdrawal Benefit" for a definition of the term Guaranteed Withdrawal Amount.


* Certain periodic fees and expenses for contracts issued before May 1, 2005, are different. Certain fees and expenses may not apply during the income phase of the contract. (See "Expenses.")

--------------------------------------------------------------------------------

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.



Total Annual Investment                                                      Minimum           Maximum
                                                                             ----              ----

Portfolio Operating Expenses (expenses that are deducted from                0.54%             4.54%
investment portfolio assets, including management fees, 12b-1/service fees, and other expenses)

--------------------------------------------------------------------------------

FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF THE CONTRACTS, SEE "OTHER INFORMATION -


DISTRIBUTOR."

INVESTMENT PORTFOLIO EXPENSES

(as a percentage of the average daily net assets of an investment portfolio)


The following table is a summary. For more complete information on investment portfolio fees and expenses, please refer to the prospectus for each investment portfolio.



                                                                                                     TOTAL
                                                                         12B-1/                     ANNUAL
                                                          MANAGEMENT     SERVICE       OTHER       PORTFOLIO
                                                             FEES         FEES      EXPENSES(1)    EXPENSES
                                                         ------------ ------------ ------------- ------------
AIM VARIABLE INSURANCE FUNDS
 AIM V.I. International Growth Fund                         0.73%       0.25%         0.38%        1.36%
FIDELITY VARIABLE INSURANCE PRODUCTS
 VIP Equity-Income Portfolio                                0.47%       0.25%         0.09%        0.81%
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

 Templeton Developing Markets Securities Fund               1.24%       0.25%         0.29%        1.78%
 Templeton Foreign Securities Fund(2)                       0.65%       0.25%         0.17%        1.07%
MET INVESTORS SERIES TRUST

 Met/AIM Capital Appreciation Portfolio(3)                  0.76%       0.00%         0.05%        0.81%
 Met/AIM Small Cap Growth Portfolio(1)                      0.90%       0.25%         0.11%        1.26%
 Legg Mason Aggressive Growth Portfolio                     0.67%       0.25%         0.05%        0.97%
 Legg Mason Value Equity Portfolio(2)(4)                    0.70%       0.25%         3.59%        4.54%
 Lord Abbett Bond Debenture Portfolio                       0.51%       0.25%         0.05%        0.81%
 Lord Abbett Growth and Income Portfolio(5)                 0.50%       0.25%         0.04%        0.79%
 Lord Abbett Mid-Cap Value Portfolio                        0.68%       0.25%         0.08%        1.01%
 MFS (Reg. TM) Research International Portfolio(1)          0.74%       0.25%         0.23%        1.22%
 Neuberger Berman Real Estate Portfolio                     0.67%       0.25%         0.03%        0.95%
 Oppenheimer Capital Appreciation Portfolio(1)              0.59%       0.25%         0.10%        0.94%
 PIMCO Total Return Portfolio(1)                            0.50%       0.25%         0.07%        0.82%
 Met/Putnam Capital Opportunities Portfolio                 0.85%       0.25%         0.37%        1.47%
 T. Rowe Price Mid-Cap Growth Portfolio                     0.75%       0.25%         0.07%        1.07%
 Third Avenue Small Cap Value Portfolio                     0.75%       0.25%         0.05%        1.05%
 Van Kampen Comstock Portfolio(4)                           0.63%       0.25%         0.05%        0.93%
 Van Kampen Mid-Cap Growth Portfolio(2)(6)                  0.70%       0.25%         0.29%        1.24%
METROPOLITAN SERIES FUND, INC.

 BlackRock Bond Income Portfolio                            0.40%       0.25%         0.07%        0.72%
 BlackRock Money Market Portfolio(2)                        0.35%       0.25%         0.07%        0.67%
 BlackRock Strategic Value Portfolio                        0.83%       0.25%         0.06%        1.14%
 Capital Guardian U.S. Equity Portfolio                     0.67%       0.25%         0.06%        0.98%
 Davis Venture Value Portfolio                              0.72%       0.15%         0.04%        0.91%
 FI International Stock Portfolio                           0.86%       0.25%         0.20%        1.31%
 Franklin Templeton Small Cap Growth Portfolio              0.90%       0.25%         0.23%        1.38%
 Jennison Growth Portfolio                                  0.64%       0.25%         0.05%        0.94%
 MetLife Stock Index Portfolio(2)                           0.25%       0.25%         0.04%        0.54%
 T. Rowe Price Large Cap Growth Portfolio                   0.60%       0.25%         0.12%        0.97%
 T. Rowe Price Small Cap Growth Portfolio                   0.51%       0.25%         0.09%        0.85%
 Western Asset Management Strategic Bond Opportunities      0.65%       0.25%         0.10%        1.00%
 Portfolio
PIMCO VARIABLE INSURANCE TRUST

 PIMCO VIT High Yield Portfolio                             0.25%       0.00%         0.50%        0.75%
 PIMCO VIT Low Duration Portfolio                           0.25%       0.00%         0.40%        0.65%
 PIMCO VIT Stocks PLUS Growth and Income Portfolio          0.40%       0.00%         0.25%        0.65%
PUTNAM VARIABLE TRUST

 Putnam VT Growth and Income Fund                           0.49%       0.25%         0.05%        0.79%
 Putnam VT Vista Fund                                       0.65%       0.25%         0.09%        0.99%

                                                                                                          TOTAL
                                                                                                          ANNUAL
                                                                                                        PORTFOLIO
                                                                                          TOTAL     EXPENSES INCLUDING
                                                                 12B-1/                   ANNUAL       EXPENSES OF
                                                   MANAGEMENT   SERVICE      OTHER      PORTFOLIO       UNDERLYING
                                                      FEES        FEES    EXPENSES(1)    EXPENSES     PORTFOLIOS(8)
                                                  ------------ --------- ------------- ----------- -------------------
 MET INVESTORS SERIES TRUST

 Cyclical Growth and Income ETF Portfolio(7)(8)     0.45%       0.25%      3.03%         3.73%        4.06%
 Cyclical Growth ETF Portfolio(7)(8)                0.45%       0.25%      1.89%         2.59%        2.97%


                                                                                                      TOTAL
                                                                                                      ANNUAL
                                                                                                    PORTFOLIO
                                                                                      TOTAL     EXPENSES INCLUDING
                                                           12B-1/                     ANNUAL       EXPENSES OF
                                            MANAGEMENT     SERVICE       OTHER      PORTFOLIO       UNDERLYING
                                               FEES         FEES      EXPENSES(1)    EXPENSES     PORTFOLIOS(9)
                                           ------------ ------------ ------------- ----------- -------------------
MET INVESTORS SERIES TRUST -
 METLIFE ASSET ALLOCATION PROGRAM
 MetLife Defensive Strategy Portfolio(9)     0.10%        0.25%        0.05%         0.40%        1.04%
 MetLife Moderate Strategy Portfolio(9)      0.09%        0.25%        0.01%         0.35%        1.01%


                                                              12B-1/
                                                MANAGEMENT   SERVICE      OTHER
                                                   FEES        FEES    EXPENSES(1)
                                               ------------ --------- -------------
 MET INVESTORS SERIES TRUST -
 GALLATIN ASSET ALLOCATION PORTFOLIOS
 Strategic Growth and Income Portfolio(10)       0.15%       0.25%     0.13%
 Strategic Conservative Growth Portfolio(10)     0.15%       0.25%     0.13%
 Strategic Growth Portfolio(10)                  0.15%       0.25%     0.13%



                                                                                          NET TOTAL
                                                                                            ANNUAL
                                                                                          PORTFOLIO
                                                                                      EXPENSES INCLUDING
                                                  TOTAL     CONTRACTUAL   NET TOTAL       ESTIMATED
                                                  ANNUAL      EXPENSE       ANNUAL       EXPENSES OF
                                                PORTFOLIO     SUBSIDY     PORTFOLIO       UNDERLYING
                                                 EXPENSES   OR DEFERRAL    EXPENSES     PORTFOLIOS(10)
                                               ----------- ------------- ----------- -------------------
 MET INVESTORS SERIES TRUST -
 GALLATIN ASSET ALLOCATION PORTFOLIOS
 Strategic Growth and Income Portfolio(10)      0.53%       0.13%         0.40%        1.31%
 Strategic Conservative Growth Portfolio(10)    0.53%       0.13%         0.40%        1.45%
 Strategic Growth Portfolio(10)                 0.53%       0.13%         0.40%        1.63%

Total Annual Portfolio Expenses do not reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the investment portfolios through April 30, 2007 (excluding optional extensions). Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements. The investment portfolios provided the information on their expenses, and we have not independently verified the information. Unless otherwise indicated, the information provided is for the year ended December 31, 2005.


(1) Other Expenses may include amounts repaid to the investment advisers or managers pursuant to contractual arrangements for prior waivers or payments of portfolio expenses. The amounts repaid per portfolio are:
    0.04% for the Met/AIM Small Cap Growth Portfolio; 0.05% for the MFS (Reg.
    TM) Research International Portfolio; 0.05% for the Oppenheimer Capital Appreciation Portfolio; and 0.01% for the PIMCO Total Return Portfolio.


(2) The Net Total Annual Portfolio Expenses of the following portfolios are:
    Templeton Foreign Securities Fund, 1.02%; Legg Mason Value Equity Portfolio, 1.05%; Van Kampen Mid-Cap Growth Portfolio, 1.19%; BlackRock Money Market Portfolio, 0.66%; and MetLife Stock Index Portfolio, 0.53%. The Net Total Portfolio Expenses have been restated to reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the portfolios. Each of the contractual arrangements is in effect until at least April 30, 2007 (excluding optional extensions). Net Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.


(3) Portfolio expenses for this investment portfolio are estimated for the year ending December 31, 2006.


(4) Total Annual Portfolio Expenses for the Legg Mason Value Equity Portfolio and the Van Kampen Comstock Portfolio are annualized based on the months the portfolios were in operation in 2005. The Legg Mason Value Equity Portfolio commenced operations on November 1, 2005. The Van Kampen Comstock Portfolio commenced operations on May 1, 2005.


(5) The management fee has been restated to reflect a new fee schedule that became effective on January 1, 2006.


(6) Due to brokerage commission recaptures not shown in the table, actual Net Total Annual Portfolio Expenses for the Van Kampen Mid-Cap Growth Portfolio were 1.15% for the year ended December 31, 2005.


(7) Total Annual Portfolio Expenses for the Cyclical Growth and Income ETF Portfolio and the Cyclical Growth ETF Portfolio are annualized based on the months the portfolios were in operation in 2005. Each Portfolio commenced operations on October 1, 2005.


(8) Each Portfolio was designed on established principles of asset allocation. Each Portfolio will primarily invest its assets in other investment companies known as exchange-traded funds ("Underlying ETFs"). As an investor in an Underlying ETF or other investment company, the Portfolio also will bear its pro rata portion of the operating expenses of that Underlying ETF or other investment company. The expenses of the Underlying ETFs and other investment companies are: 0.33% for Cyclical Growth and Income ETF Portfolio and 0.38% for the Cyclical Growth ETF Portfolio. The expenses of the Underlying ETFs and other investment companies are based upon the weighted average of the total operating expenses of the Underlying ETFs or other investment company for the year ended December 31, 2005 (or in the case of Vanguard (Reg. TM) U.S. Sector Index Funds, for the fiscal year ended August 31, 2005) according to such Underlying ETFs' and other investment companies' allocation targets in place as of December 31, 2005. See the prospectus for the Portfolios for a description of the allocation targets for each Portfolio. The net total annual portfolio expenses of the Portfolios are 0.80% for the Cyclical Growth and Income ETF Portfolio and 0.80% for the Cyclical Growth ETF Portfolio. Net total annual portfolio expenses reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of the Portfolios have agreed to waive and/or pay expenses of the Portfolios. Each of these contractual arrangements is in effect until at least April 30, 2007 (excluding optional extensions). The net total annual portfolio expenses including expenses of underlying portfolios are 1.13% for the Cyclical Growth and Income ETF Portfolio and 1.18% for the Cyclical Growth ETF Portfolio. Commencing January 2006, the subadviser changed its investment strategies regarding investments in ETFs. As a result, the expenses of the Underlying ETFs and other investment companies were reduced to an annual rate of 0.29% for the Cyclical Growth and Income ETF Portfolio and 0.28% for the Cyclical Growth ETF Portfolio. If such reduction had been in place for all of 2005, the net total annual portfolio expenses including expenses of underlying portfolios would have been 1.09% for the Cyclical Growth and Income ETF Portfolio and 1.08% for the Cyclical Growth ETF Portfolio.


(9) These portfolios are expected to be available on or about November 13, 2006. Management fees have been restated to reflect a new fee schedule that became effective on May 1, 2005. Each MetLife Asset Allocation Program Portfolio invests substantially all of its assets in other underlying portfolios of the Met Investors Series Trust or of Metropolitan Series Fund, Inc. As an investor in an underlying portfolio, each Portfolio bears its pro rata portion of the operating expenses of that underlying portfolio, including the management fee. The weighted average of the total annual portfolio expenses of the underlying portfolios as of December 31, 2005 were 0.64% for the MetLife Defensive Strategy Portfolio and 0.66% for the MetLife Moderate Strategy Portfolio. A contractual expense limitation agreement is in effect until at least April 30, 2007 with respect to the MetLife Defensive Strategy Portfolio. After this expense limitation, the net total annual portfolio expenses of the MetLife Defensive Strategy Portfolio, including the weighted average of the total portfolio expenses of the underlying portfolios as of December 31, 2005, were 0.99%. Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.


(10) These portfolios are expected to be available on or about November 13, 2006. Total annual portfolio expenses are estimated for the year ending December 31, 2007. Each Gallatin Asset Allocation Portfolio will invest substantially all of its assets in other underlying portfolios of the Met Investors Series Trust or of Metropolitan Series Fund, Inc. As an investor in an underlying portfolio, the Portfolio also will bear its pro rata portion of the operating expenses of that underlying portfolio, including the management fee. The expenses of the underlying portfolios are based upon the weighted average of the total portfolio expenses of the underlying portfolios (before any
                                                                 ------
   applicable expense limitations) for the year ended December 31, 2005 (or in the case of an underlying portfolio not in existence on December 31, 2005,

   estimated expenses for the year ending December 31, 2006), according to the

   Portfolio's allocation target in place as of the date of the Portfolio prospectus. (See the Portfolio prospectus for a description of each

   Portfolio's allocation target.) After any applicable expense limitations,
                                   -----
   the estimated weighted average of the total operating expenses of the underlying portfolios is: 0.71% for the Strategic Growth and Income

   Portfolio; 0.80% for the Strategic Conservative Growth Portfolio; and 0.86%

   for the Strategic Growth Portfolio. The net total annual portfolio expenses including estimated expenses of the underlying portfolios (after any
                                                              -----
   applicable expense limitations) are: 1.11% for the Strategic Growth and Income Portfolio; 1.20% for the Strategic Conservative Growth Portfolio; and 1.26% for the Strategic Growth Portfolio. The expense limitations applicable to the underlying portfolios are in effect until at least April 30, 2007. The expense limitation arrangements applicable reflected in the Contractual Expense Subsidy or Deferral column of the table are in effect until at least April 30, 2008. Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.


THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: (A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE SUBSIDY AND/OR DEFERRAL). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:




CHART 1. Chart 1 assumes you select the Compounded-Plus Death Benefit rider, the Additional Death Benefit - Earnings Preservation Benefit and the Enhanced Guaranteed Withdrawal Benefit ("Enhanced GWB") rider (assuming the maximum 0.95% charge applies in all contract years), which is the most expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                               Time Periods
      1 year                3 years            5 years           10 years
------------------       ------------       ------------       ------------
       (a)$1,442          (a)$2,726          (a)$3,935          (a)$6,882
       (b)$1,050          (b)$1,611          (b)$2,176          (b)$3,868

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:



                            Time Periods
   1 year             3 years            5 years           10 years
------------       ------------       ------------       ------------
   (a)$742          (a)$2,186          (a)$3,575          (a)$6,882
   (b)$350          (b)$1,071          (b)$1,816          (b)$3,868



CHART 2.Chart 2 assumes you do not select optional death benefit riders, a Guaranteed Minimum Income Benefit rider, or a Guaranteed Withdrawal Benefit rider, which is the least expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                               Time Periods
      1 year                3 years            5 years           10 years
------------------       ------------       ------------       ------------
       (a)$1,284          (a)$2,276          (a)$3,224          (a)$5,590
         (b)$890          (b)$1,128          (b)$1,370          (b)$2,183

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:



                            Time Periods
   1 year             3 years            5 years           10 years
------------       ------------       ------------       ------------
   (a)$584          (a)$1,736          (a)$2,864          (a)$5,590
   (b)$190            (b)$588          (b)$1,010          (b)$2,183



The Examples should not be considered a representation of past or future expenses or annual rates of return of any investment portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information containing the accumulation unit value history appears in Appendix A of this prospectus as well as in the SAI.

1. THE ANNUITY CONTRACT

This prospectus describes the Variable Annuity Contract offered by us.


The variable annuity contract is a contract between you as the owner, and us, the insurance company, where we promise to pay an income to you, in the form of annuity payments, beginning on a designated date that you select. Until you decide to begin receiving annuity payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving annuity payments, your contract switches to the INCOME PHASE.


The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g., an IRA, 401 plan or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Tax Status.")


The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the investment portfolio(s) you select for the income phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion.


The contract also contains a FIXED ACCOUNT. The fixed account is not offered by this prospectus. The fixed account offers an interest rate that is guaranteed by us. If you select the fixed account, your money will be placed with our other general account assets, and the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The fixed account is part of our general account. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account. If you select a fixed annuity payment option during the income phase, payments are made from our general account assets.


The amount of the annuity payments you receive during the income phase from a fixed annuity payment option of the contract will remain level for the entire income phase, provided that the payment may increase in the event you make a transfer from a variable annuity payment option to the fixed annuity payment. Please see the terms of your actual contract for more detailed information.


As owner of the contract, you exercise all interests and rights under the contract. You can change the owner at any time by notifying us in writing. The contract may be owned generally by joint owners (limited to two natural persons). We provide more information on this under "Other Information."


MARKET TIMING


We have policies and procedures that attempt to detect transfer activity that may adversely affect other owners or investment portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (I.E., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the frequency and size of transfers into and out of particular investment portfolios made by owners within given periods of time and/or investigating transfer activity identified by the investment portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.


Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."




2. PURCHASE

PURCHASE PAYMENTS


A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial purchase payment is due on the date the contract is issued. Subject to the minimum and maximum payment requirements (see below), you may make additional purchase payments.


o The minimum initial purchase payment we will accept is $5,000 when the contract is purchased as a non-qualified contract.


o If you are purchasing the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum we will accept is $2,000.


o If you want to make an initial purchase payment of $1 million or more, or an additional purchase payment that would cause your total purchase payments to exceed $1 million, you will need our prior approval.


o You can make additional purchase payments of $500 or more to either type of contract (qualified and non-qualified) unless you have elected an electronic funds transfer program approved by us, in which case the minimum additional purchase payment is $100 per month.


o  We will accept a different amount if required by federal tax law.


We reserve the right to reject any application or purchase payment and to limit future purchase payments.


TERMINATION FOR LOW ACCOUNT VALUE


We may terminate your contract by paying you the account value in one sum if, prior to the annuity date, you do not make purchase payments for two consecutive contract years, the total amount of purchase payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the account value on or after the end of such two year period is less than $2,000. Accordingly, no contract will be terminated due solely to negative investment performance.


ALLOCATION OF PURCHASE PAYMENTS


When you purchase a contract, we will allocate your purchase payment to the fixed account and/or any of the investment portfolios you have selected. You may not choose more than 18 investment portfolios (including the fixed account) at the time your initial purchase payment is allocated. Each allocation must be at least $500 and must be in whole numbers.


We have reserved the right to restrict payments to the fixed account if any of the following conditions exist:


o the credited interest rate on the fixed account is equal to the guaranteed minimum rate; or


o your account value in the fixed account equals or exceeds our published maximum for fixed account allocation (currently, there is no limit); or


o  a transfer was made out of the fixed account within the previous 180 days.


If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. However, if you make an additional purchase payment and you have an EDCA or DCA program in effect, we will allocate your additional payments to the investment portfolios selected under the EDCA or DCA program unless you tell us otherwise. You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18 investment portfolios (including the fixed account) at the time you submit a subsequent purchase payment. If you wish to allocate the payment to more than 18 investment portfolios (including the fixed account), you must notify us of your chosen allocation one or more days prior to submitting the payment. If there are joint owners, unless we are instructed to the contrary, we will accept allocation instructions from either joint owner.


Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A business day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information
- Requests and Elections.") However, if you allocate purchase payments to a discontinued investment portfolio (see Appendix A), we will request reallocation instructions or if unable to obtain such instructions, we will return your purchase payment to you.


FREE LOOK


If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (30 days for seniors age 60 or older). We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this "free look" period, we will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. This may be more or less than your payment depending upon the performance of the portfolios you allocated your purchase payment to during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. Under certain circumstances, if you are a senior age 60 or older, we may be required to give you back your purchase payment. We do not refund any charges or deductions assessed during the free look period.


ACCUMULATION UNITS


The portion of your account value allocated to the Separate Account will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of this portion of your account value, we use a unit of measure we call an ACCUMULATION UNIT. (An accumulation unit works like a share of a mutual fund.)


Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:


1) dividing the net asset value per share of the investment portfolio at the end of the current business day, plus any dividend or capital gains per share declared on behalf of the investment portfolio as of that day, by the net asset value per share of the investment portfolio for the previous business day, and


2) multiplying it by one minus the Separate Account product charges (including any death benefit rider charge) for each day since the last business day and any charges for taxes.


The value of an accumulation unit may go up or down from day to day.


When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.


We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day (generally 4:00 p.m. Eastern
Time) and then credit your contract.


EXAMPLE:


   On Monday we receive an additional purchase payment of $5,000 from you before 4:00 p.m. Eastern Time. You have told us you want this to go to the Lord Abbett Growth and Income Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Lord Abbett Growth and Income Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Lord Abbett Growth and Income Portfolio.


ACCOUNT VALUE


ACCOUNT VALUE is equal to the sum of your interests in the investment portfolios, the fixed account, and the EDCA account. Your interest in each investment portfolio is determined by multiplying the number of accumulation units for that portfolio by the value of the accumulation unit.


REPLACEMENT OF CONTRACTS


From time to time we may offer programs under which certain fixed or variable annuity contracts previously issued by us may be exchanged for the contracts offered by this prospectus. The fees and charges in the new contract may be higher (or lower) and the benefits may be different. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for federal income tax purposes; however, you should consult your tax adviser.


Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old annuity, and there will be a new surrender charge period for this contract and other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed.

Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your registered representative whether the exchange would be advantageous, given the contract features, benefits and charges.




3. INVESTMENT OPTIONS

The contract offers 44 INVESTMENT PORTFOLIOS, which are listed below. Additional investment portfolios may be available in the future.


YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. COPIES OF THESE PROSPECTUSES WILL ACCOMPANY OR PRECEDE THE DELIVERY OF YOUR CONTRACT. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE CENTER, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://

WWW.SEC.GOV. CERTAIN INVESTMENT PORTFOLIOS DESCRIBED IN THE FUND PROSPECTUSES MAY NOT BE AVAILABLE WITH YOUR CONTRACT. (SEE APPENDIX A.) APPENDIX B CONTAINS A SUMMARY OF ADVISERS AND SUBADVISERS, AND INVESTMENT OBJECTIVES AND STRATEGIES FOR EACH INVESTMENT PORTFOLIO.


The investment objectives and policies of certain of the investment portfolios may be similar to the investment objectives and policies of other mutual funds that certain of the portfolios' investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.


Shares of the investment portfolios may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various owners participating in, and the interests of qualified plans investing in the investment portfolios may conflict. The investment portfolios will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.


CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory, LLC) or subadviser of an investment portfolio, or its affiliates, may compensate us and/or certain affiliates for administrative or other services relating to the investment portfolios. The amount of the compensation is not deducted from portfolio assets and does not decrease the portfolio's investment return. The amount of the compensation is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.


We and/or certain of our affiliated insurance companies have membership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory, LLC, which are formed as "limited liability companies." Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolio. We may benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios to the advisers and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)


Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in each investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and

"Distributor.") The payments are deducted from the assets of the investment portfolios and paid to our distributor, MetLife Investors Distribution Company. These payments decrease the portfolio's investment return.


We select the investment portfolios offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included investment portfolios based on recommendations made by broker dealers through which the contract is sold ("selling firms"). We review the investment portfolios periodically and may remove an investment portfolio or limit it availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from owners. We do not provide investment advice and do not recommend or endorse any particular investment portfolio.



AIM VARIABLE INSURANCE FUNDS (SERIES II)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. A I M Advisors, Inc. is the investment adviser to each portfolio. The following Series II portfolio is available under the contract:


     AIM V.I. International Growth Fund



FIDELITY VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)

Fidelity Variable Insurance Products is a variable insurance product portfolio fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. FMR Co., Inc. is the subadviser for the fund. The following Service Class 2 portfolio is available under the contract:


     VIP Equity-Income Portfolio



FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)

Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate series (the Fund or Funds). Funds may be available in multiple classes: Class 1, Class 2 and Class 3. The portfolios available in connection with your contract are Class 2 shares. Templeton Asset Management Ltd. is the investment adviser for the Templeton Developing Markets Securities Fund and Templeton Investment Counsel, LLC is the investment adviser for the Templeton Foreign Securities Fund. The following Class 2 portfolios are available under the contract:


     Templeton Developing Markets Securities Fund

     Templeton Foreign Securities Fund



MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED)

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or Class A, as noted, portfolios are available under the contract:


     Met/AIM Capital Appreciation Portfolio (Class A)

     Met/AIM Small Cap Growth Portfolio

     Cyclical Growth and Income ETF Portfolio

     Cyclical Growth ETF Portfolio

     Legg Mason Aggressive Growth Portfolio

         (formerly Janus Aggressive Growth Portfolio)

     Legg Mason Value Equity Portfolio

     Lord Abbett Bond Debenture Portfolio

     Lord Abbett Growth and Income Portfolio

     Lord Abbett Mid-Cap Value Portfolio

     MFS (Reg. TM) Research International Portfolio

     Neuberger Berman Real Estate Portfolio

     Oppenheimer Capital Appreciation Portfolio

     PIMCO Total Return Portfolio

     Met/Putnam Capital Opportunities Portfolio

     T. Rowe Price Mid-Cap Growth Portfolio

     Third Avenue Small Cap Value Portfolio

     Van Kampen Comstock Portfolio

     Van Kampen Mid-Cap Growth Portfolio

         (formerly Lord Abbett Growth Opportunities Portfolio)



METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or Class E, as noted, portfolios are available under the contract:


     BlackRock Bond Income Portfolio

     BlackRock Money Market Portfolio

     BlackRock Strategic Value Portfolio

     Capital Guardian U.S. Equity Portfolio

     Davis Venture Value Portfolio (Class E)

     FI International Stock Portfolio

     Franklin Templeton Small Cap Growth Portfolio

     Jennison Growth Portfolio

     MetLife Stock Index Portfolio

     T. Rowe Price Large Cap Growth Portfolio

     T. Rowe Price Small Cap Growth Portfolio

     Western Asset Management Strategic Bond Opportunities Portfolio

         (formerly, Salomon Brothers Strategic Bond Opportunities Portfolio)



PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)

PIMCO Variable Insurance Trust is a mutual fund with multiple portfolios. Pacific Investment Management Company LLC is the investment adviser to each portfolio. The following Administrative Class portfolios are available under the contract:


     PIMCO VIT High Yield Portfolio

     PIMCO VIT Low Duration Portfolio

     PIMCO VIT StocksPLUS Growth and Income Portfolio



PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolios are available under the contract:


     Putnam VT Growth and Income Fund

     Putnam VT Vista Fund



MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:


     MetLife Defensive Strategy Portfolio*

     MetLife Moderate Strategy Portfolio*



MET INVESTORS SERIES TRUST - GALLATIN ASSET ALLOCATION PORTFOLIOS (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust and Met Investors Series Trust - MetLife Asset Allocation Program, the following Class B portfolios are also available under the contract:


     Strategic Growth and Income Portfolio*

     Strategic Conservative Growth Portfolio*

     Strategic Growth Portfolio*


* This portfolio is expected to be available on or about November 13, 2006.


TRANSFERS


GENERAL. You can transfer a portion of your account value among the fixed account and the investment portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract owners. (See "Investment Options - Transfers -

Market Timing.") We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.


You can make a transfer to or from the fixed account and to or from any investment portfolio, subject to the limitations below. All transfers made on the same business day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the business day. The following apply to any transfer:


o Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.


o  Your request for transfer must clearly state how much the transfer is for.


o The minimum amount you can transfer is $500 from an investment portfolio, or your entire interest in the investment portfolio, if less (this does not apply to pre-scheduled transfer programs).


o The minimum amount that may be transferred from the fixed account is $500, or your entire interest in the fixed account. Transfers out of the fixed account during the accumulation phase are limited to the greater of: (a) 25% of the fixed account value at the beginning of the contract year, or (b) the amount transferred out of the fixed account in the prior contract year.


o You may not make a transfer to more than 18 investment portfolios (including the fixed account) at any time if the request is made by telephone to our voice response system or by Internet. A request to transfer to more than 18 investment portfolios (including the fixed account) may be made by calling or writing our Annuity Service Center.


During the accumulation phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another investment portfolio). In such a case, the redemption order would be processed at the source investment portfolio's next determined accumulation unit value. However, the purchase of the new investment portfolio would be effective at the next determined accumulation unit value for the new investment portfolio only after we receive the proceeds from the source investment portfolio, or we otherwise receive cash on behalf of the source investment portfolio.


For transfers during the accumulation phase, we have reserved the right to restrict transfers to the fixed account if any one of the following conditions exist:


o  The credited interest rate is equal to the guaranteed minimum rate;


o Your account value in the fixed account equals or exceeds our published maximum for fixed account contract values (currently, there is no limit); or


o  A transfer was made out of the fixed account within the previous 180 days.


During the income phase, you cannot make transfers from a fixed annuity payment option to the investment portfolios. You can, however, make transfers during the income phase from the investment portfolios to a fixed annuity payment option and among the investment portfolios.


TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in a form that we may require. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. (See "Other Information - Requests and Elections.")


All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the business day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after 4:00 p.m. Eastern Time to be received the following business day.


PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost
Averaging, Three Month Market Entry, and Automatic Rebalancing Programs.


MARKET TIMING. Frequent requests from contract owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring a portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect contract owners and other persons who may have an interest in the contracts (E.G., annuitants and beneficiaries).


We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the AIM V.I. International Growth Fund, Templeton Developing Markets Securities Fund, Templeton

Foreign Securities Fund, Met/AIM Small Cap Growth Portfolio, Lord Abbett Bond Debenture Portfolio, MFS (Reg. TM) Research International Portfolio, Met/Putnam Capital Opportunities Portfolio, Third Avenue Small Cap Value Portfolio, BlackRock Strategic Value Portfolio, FI International Stock Portfolio, Franklin Templeton Small Cap Growth Portfolio, T. Rowe Price Small Cap Growth Portfolio, Western Asset Management Strategic Bond Opportunities Portfolio, and PIMCO VIT High Yield Portfolio), and we monitor transfer activity in those portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.


We do not believe that other investment portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.


Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other owners or other persons who have an interest in the contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified investment portfolios under that contract to be submitted with an original signature.


Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.


The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect owners and other persons with interests in the contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any contract owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.


The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract owners and other persons with interests in the contracts should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios. However, under rules recently adopted by the Securities and Exchange Commission, effective April 16, 2007 we will be required to: (1) enter into a written agreement with each investment portfolio or its principal underwriter that will obligate us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual contract owners, and (2) execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading policies established by the investment portfolio.

In addition, contract owners and other persons with interests in the contracts should be aware that some investment portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/

or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios.


In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single contract owner). You should read the investment portfolio prospectuses for more details.


DOLLAR COST AVERAGING PROGRAMS


We offer two dollar cost averaging programs as described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You can elect only one dollar cost averaging program at a time. The dollar cost averaging programs are available only during the accumulation phase.


We reserve the right to modify, terminate or suspend any of the dollar cost averaging programs. There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus.


The two dollar cost averaging programs are:


1.    STANDARD DOLLAR COST AVERAGING (DCA)

     This program allows you to systematically transfer a set amount each month from the fixed account (new purchase payments only) or from a money market investment portfolio to any of the other available investment portfolio(s) you select. We provide certain exceptions from our normal fixed account restrictions to accommodate dollar cost averaging programs. These transfers are made on a date you select or, if you do not select a date, on the date that a purchase payment or account value is allocated to the dollar cost averaging program.


You can make subsequent purchase payments while you have an active DCA program in effect, provided, however, that no amount will be allocated to the DCA program without your express direction. (See "Purchase - Allocation of Purchase Payments.") If you make such an addition to your existing DCA program, the DCA transfer amount will not be increased; however, the number of months over which transfers are made is increased, unless otherwise elected in writing. You can terminate the program at any time, at which point transfers under the program will stop.


2.    ENHANCED DOLLAR COST AVERAGING PROGRAM (EDCA)

     The Enhanced Dollar Cost Averaging (EDCA) Program allows you to systematically transfer amounts from the EDCA account in the general account to any available investment portfolio(s) you select. Except as discussed below, only new purchase payments or portions thereof can be allocated to an EDCA account. The transfer amount will be equal to the amount allocated to the EDCA account divided by a specified number of months (currently 6 or 12 months). For example, a $12,000 allocation to a 6-month program will consist of six $2,000 transfers, and a final transfer of the interest processed separately as a seventh transfer.


You can make subsequent purchase payments while you have an active EDCA account in effect, provided, however, that no amount will be allocated to the EDCA account without your express direction. (See "Purchase - Allocation of Purchase Payments.") When a subsequent purchase payment is allocated by you to your existing EDCA account we create "buckets" within your EDCA account.

o The EDCA transfer amount will be increased by the subsequent purchase payment divided by the number of EDCA months (6 or 12 months as you selected) and thereby accelerates the time period over which transfers are made.


o Each allocation (bucket) resulting from a subsequent purchase payment will earn interest at the then current interest rate applied to new allocations to an EDCA account of the same monthly term.


o Allocations (buckets) resulting from each purchase payment, along with the interest credited, will be transferred on a first-in, first-out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 plus $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted.


(See Appendix C for further examples of EDCA with multiple purchase payments.)


The interest rate earned in an EDCA account will be the minimum guaranteed rate, plus any additional interest which we may declare from time to time. The interest rate earned in an EDCA account is paid over time on declining amounts in the EDCA account. Therefore, the amount of interest payments you receive will decrease as amounts are systematically transferred from the EDCA account to any investment portfolio, and the effective interest rate earned will therefore be less than the declared interest rate.


The first transfer we make under the EDCA program is the date your purchase payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for purchase payments allocated on the 29th, 30th, or 31st day of a month. If such a day is not a business day, the transfer will take place on the next business day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.


If you decide you no longer want to participate in the EDCA program, and your contract was issued prior to May 1, 2005, all money remaining in your EDCA account will be transferred to the BlackRock Money Market Portfolio, unless you specify otherwise. If your contract was issued on or after May 1, 2005, all money remaining in your EDCA account will be transferred to the investment portfolio(s) in accordance with the percentages you have chosen for the EDCA program, unless you specify otherwise.


THREE MONTH MARKET ENTRY PROGRAM


Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the Enhanced Dollar Cost Averaging Program, except it is of 3 months duration.


AUTOMATIC REBALANCING PROGRAM


Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually.


An automatic rebalancing program is intended to transfer account value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits, nor does it assure that you will not have losses.


We will measure the rebalancing periods from the anniversary of the date we issued your contract. If a dollar cost averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current DCA or EDCA allocations. If you are not participating in a dollar cost averaging program, we will make allocations based upon your current purchase payment allocations, unless you tell us otherwise.


The Automatic Rebalancing Program is available only during the accumulation phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.



EXAMPLE:

   Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Lord Abbett Bond Debenture Portfolio and 60% to be in the Van Kampen Mid-Cap Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Lord Abbett Bond

   Debenture Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the Lord Abbett Bond Debenture Portfolio to bring its value back to 40% and use the money to buy more units in the Van Kampen Mid-Cap Growth Portfolio to increase those holdings to 60%.


DESCRIPTION OF THE GALLATIN ASSET ALLOCATION PORTFOLIOS


The following Gallatin Asset Allocation Portfolios (Class B) are available under the contract:


o  Strategic Growth and Income Portfolio


o  Strategic Conservative Growth Portfolio


o  Strategic Growth Portfolio


Each of these portfolios is a portfolio of the Met Investors Series Trust. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of ours, is the investment manager of the Gallatin Asset Allocation Portfolios. Gallatin Asset Management, Inc. (Gallatin), an affiliate of A.G. Edwards, is the sub-adviser of each of these portfolios.


Each portfolio was designed on established principles of asset allocation and risk tolerance. Each portfolio will invest substantially all of its assets in other investment portfolios of the Met Investors Series Trust or of the Metropolitan Series Fund, Inc. that invest either in equity securities, fixed income securities or cash equivalent money market securities, as applicable. Each portfolio has a target allocation among the three primary asset classes (equity, fixed income and cash/money market). (See the fund prospectus for a description of each portfolio's target allocation.) Gallatin establishes specific target investment percentages for the asset classes and the various components of each asset category and then selects the underlying investment portfolios in which a portfolio invests based on, among other things, the underlying investment portfolios' investment objectives, policies, investment processes and portfolio analytical and management personnel. Gallatin may add new underlying investment portfolios or replace existing underlying investment portfolios or change the allocations among the underlying investment portfolios, dependent upon, among other factors, changing market dynamics, changes to the personnel, investment process, or criteria for holdings of the underlying investment portfolios, or the availability of other underlying investment portfolios that may provide a risk-adjusted benefit to a portfolio.


On a regular basis, Gallatin will evaluate each Gallatin Asset Allocation Portfolio's allocation among equity, fixed income and cash, inclusive of the exposure to various investment styles and asset sectors, relative to each portfolio's risk profile. Concurrently, Gallatin will consider whether to make changes to any of the underlying investment portfolios.


DESCRIPTION OF THE METLIFE ASSET ALLOCATION PROGRAM


The following MetLife Asset Allocation Program Portfolios (Class B) are available under the contract:


o  MetLife Defensive Strategy Portfolio


o  MetLife Moderate Strategy Portfolio


Each of these portfolios is a portfolio of the Met Investors Series Trust. Met Investors Advisory is the investment manager of the MetLife Asset Allocation Program Portfolios.


Each portfolio is well diversified and was designed on established principles of asset allocation and risk tolerance. Each portfolio will invest substantially all of its assets in the Class A shares of other investment portfolios of the Met Investors Series Trust or of the Metropolitan Series Fund, Inc., which invest either in equity securities, fixed income securities or cash equivalent money market securities, as applicable. Each portfolio has a target allocation among the three types of asset classes (equity, fixed income and cash/money market). Met Investors Advisory establishes specific target investment percentages for the asset classes and the various components of each asset category and then selects the underlying investment portfolios in which a portfolio invests based on, among other things, Met Investors Advisory's investment process, its outlook for the economy, interest rates, financial markets and historical performance of each underlying investment portfolio and/or asset class. At least annually, Met Investors Advisory will evaluate each portfolio's asset allocations among equities, fixed income and cash/money market securities including the allocation within such asset classes and may make changes in the target allocations. (See the fund prospectus for a description of each portfolio's target allocation.)

Met Investors Advisory has hired an independent consultant to provide research and consulting services with respect to the periodic asset allocation targets for each of the portfolios and investment in the underlying investment portfolios, which may assist Met Investors Advisory in determining the underlying investment portfolios that may be available for investment and with the selection of an allocation of each portfolio's investments among the underlying investment portfolios. Met Investors Advisory is responsible for paying the consulting fees.


VOTING RIGHTS


We are the legal owner of the investment portfolio shares. However, we believe that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.


SUBSTITUTION OF INVESTMENT OPTIONS


If investment in the investment portfolios or a particular investment portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another investment portfolio or investment portfolios without your consent. The substituted investment portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close investment portfolios to allocation of purchase payments or account value, or both, at any time in our sole discretion.




4. EXPENSES

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:


PRODUCT CHARGES


SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge, the administration charge and the charges related to any death benefit riders). We do this as part of our calculation of the value of the accumulation units and the annuity units.


MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge which is equal, on an annual basis, to 1.05% of the average daily net asset value of each investment portfolio. For contracts issued prior to May 1, 2004, the mortality and expense charge on an annual basis is 1.15% of the average daily net asset value of each investment portfolio.


This charge compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the contract. These guarantees include making annuity payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.


ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to 0.25% of the average daily net asset value of each investment portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.


DEATH BENEFIT RIDER CHARGES. If you select one of the following death benefit riders, we assess a daily charge during the accumulation phase equal, on an annual basis, to the percentages below of the average daily net asset value of each investment portfolio:

      Annual Step-Up Death Benefit                  0.20%
      Compounded-Plus Death Benefit                 0.35%
      Additional Death Benefit - Earnings
         Preservation Benefit                       0.25%


For contracts issued prior to May 1, 2004, the percentage charge for the Compounded-Plus Death Benefit rider is 0.15% of the average daily net asset value of each investment portfolio.


ACCOUNT FEE


During the accumulation phase, every contract year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $30 from your contract as an account fee for the prior contract year if your account value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the account value regardless of the amount of your account value. During the accumulation phase, the account fee is deducted pro rata from the investment portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.


A pro rata portion of the charge will be deducted from the account value on the annuity date if this date is other than a contract anniversary. If your account value on the annuity date is at least $50,000, then we will not deduct the account fee. After the annuity date, the charge will be collected monthly out of the annuity payment, regardless of the size of your contract.


GUARANTEED MINIMUM INCOME BENEFIT - RIDER CHARGE


We offer a Guaranteed Minimum Income Benefit ("GMIB") known as GMIB II which you can select when you purchase the contract. For contracts issued prior to February 9, 2004, we offered the GMIB I rider. If you elect the GMIB II, or currently own the GMIB I, we will assess a charge during the accumulation phase equal to 0.50% of the income base (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit" for a discussion of how the income base is determined) at the time the rider charge is assessed. For contracts issued from May 1, 2004 and prior to May 1, 2005, for which the GMIB II or GMIB I was elected, the rider charge is reduced to 0.45% of the income base if you elect either the optional Annual Step-Up Death Benefit or the Compounded-Plus Death Benefit. (See "Death Benefit.") For contracts issued prior to February 15, 2003, the GMIB I rider charge equals 0.35% of the income base.


The charge is first assessed at the first contract anniversary and then at each subsequent contract anniversary, up to and including the anniversary on or immediately before the date the rider is exercised. If you make a full withdrawal (surrender) or if you begin to receive annuity payments at the annuity date, a pro rata portion of the rider charge will be assessed. The GMIB rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account.


GUARANTEED WITHDRAWAL BENEFIT - RIDER CHARGE


We offer an optional Guaranteed Withdrawal Benefit ("GWB") that you can select when you purchase the contract. There are two versions of the GWB under this contract: GWB I and Enhanced GWB. We currently only offer the Enhanced GWB rider. For contracts issued prior to November 7, 2005, we only offered the GWB I rider. If you elect a GWB rider, a charge is deducted from your account value on each contract anniversary. The charge for the GWB I or Enhanced GWB rider is equal to 0.50% of the Guaranteed Withdrawal Amount (see "Living Benefits - Guaranteed Withdrawal Benefit - Description of Guaranteed Withdrawal Benefit I") on the applicable contract anniversary, prior to taking into account any Optional Reset occurring on such contract anniversary.


The GWB rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account. If you make a full withdrawal (surrender) of your account value, you apply your account value to an annuity option, there is a change in owners, joint owners or annuitants (if the owner is a non-natural person), or the contract terminates (except for a termination due to death or, under the Enhanced GWB, cancellation), a pro rata portion of the rider charge will be assessed based on the number of full months from the last contract anniversary to the date of the change.


If you elect an Optional Reset on the 5th contract anniversary under the GWB I rider or on the 3rd contract anniversary under the Enhanced GWB rider, or thereafter as permitted, we may increase the rider charge to the GWB

I/Enhanced GWB rider charge applicable to current contract purchases at the time of the reset, but no more than a maximum of 0.95% of the Guaranteed Withdrawal Amount.


If the GWB I rider is in effect, the rider charge will continue even if your Benefit Base (see "Living Benefits - Guaranteed Withdrawal Benefit - Description of Guaranteed Withdrawal Benefit I") equals zero. If the Enhanced GWB rider is in effect, the rider charge will not continue if your Benefit Base equals zero.


WITHDRAWAL CHARGE


During the accumulation phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior purchase payments, a withdrawal charge is assessed against the purchase payment withdrawn. To determine if your withdrawal includes prior purchase payments, amounts are withdrawn from your contract in the following order:


1. Earnings in your contract (earnings are equal to your account value, less purchase payments not previously withdrawn); then


2.    The free withdrawal amount described below; then


3. Purchase payments not previously withdrawn, in the order such purchase payments were made: the oldest purchase payment first, the next purchase payment second, etc. until all purchase payments have been withdrawn.


FREE WITHDRAWAL AMOUNT. The free withdrawal amount for each contract year after the first (there is no free withdrawal amount in the first contract year) is equal to 10% of your total purchase payments, less the total free withdrawal amount previously withdrawn in the same contract year. Also, we currently will not assess the withdrawal charge on amounts withdrawn during the first contract year under the Systematic Withdrawal Program. Any unused free withdrawal amount in one contract year does not carry over to the next contract year.


The withdrawal charge is calculated at the time of each withdrawal in accordance with the following:



Number of Complete Years from            Withdrawal Charge
Receipt of Purchase Payment           (% of Purchase Payment)
-------------------------------      ------------------------
  0                                             7

  1                                             6
  2                                             6
  3                                             5
  4                                             4
  5                                             3
  6                                             2
  7 and thereafter                              0

For a partial withdrawal, the withdrawal charge is deducted from the remaining account value, if sufficient. If the remaining account value is not sufficient, the withdrawal charge is deducted from the amount withdrawn.


If the account value is smaller than the total of all purchase payments, the withdrawal charge only applies up to the account value.


We do not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits, although we do assess the withdrawal charge in calculating GMIB annuity payments. In addition, we will not assess the withdrawal charge on required minimum distributions from qualified contracts but only as to amounts required to be distributed from this contract. We do not assess the withdrawal charge on earnings in your contract.


NOTE: For tax purposes, earnings from non-qualified contracts are considered to come out first.


REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE


GENERAL. We may elect to reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with us. We may not deduct a withdrawal charge under a contract issued to an officer, director, employee, or a family member of an officer, director, or employee of ours or any of our affiliates and we may not deduct a withdrawal charge under a contract issued to an officer, director or employee or family member of an officer, director or employee of a broker-dealer which is participating in the offering of the contract. In lieu of a withdrawal charge waiver, we may provide an account value credit.


NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you or your joint owner becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6 month break in confinement and the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). The confinement must be prescribed by a physician and be medically necessary. This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used.


TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you or your joint owner are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used.


For contracts issued on and after May 1, 2005, these riders are not available for owners who are age 81 or older (on the contract issue date). Additional conditions and requirements apply to the Nursing Home or Hospital Confinement rider and the Terminal Illness rider. They are specified in the rider(s) that are part of your contract.


PREMIUM AND OTHER TAXES


We reserve the right to deduct from purchase payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. Premium taxes generally range from 0 to 3.5%, depending on the state. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until annuity payments begin.


TRANSFER FEE


We currently allow unlimited transfers without charge during the accumulation phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.


If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.


INCOME TAXES


We will deduct from the contract for any income taxes which we incur because of the contract. At the present time, we are not making any such deductions.


INVESTMENT PORTFOLIO EXPENSES


There are deductions from and expenses paid out of the assets of each investment portfolio, which are described in the fee table in this prospectus and the investment portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each investment portfolio.

5.  ANNUITY PAYMENTS

        (THE INCOME PHASE)

ANNUITY DATE


Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month and must be at least 30 days after we issue the contract. Annuity payments must begin by the first day of the calendar month following the annuitant's 90th birthday or 10 years from the date we issue your contract, whichever is later (this requirement may be changed by us).


When you purchase the contract, the annuity date will be the later of the first day of the calendar month after the annuitant's 90th birthday or ten (10) years from the date your contract was issued. You can change the annuity date at any time before the annuity date with 30 days prior notice to us.


ANNUITY PAYMENTS


You (unless another payee is named) will receive the annuity payments during the income phase. The annuitant is the natural person(s) whose life we look to in the determination of annuity payments.


During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will be:


o  fixed annuity payments, or


o  variable annuity payments, or


o  a combination of both.


If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place just before the start of the income phase.


If you choose to have any portion of your annuity payments based on the investment portfolio(s), the dollar amount of your payment will vary and will depend upon 3 things:


1) the value of your contract in the investment portfolio(s) just before the start of the income phase,


2) the assumed investment return (AIR) (you select) used in the annuity table for the contract, and


3)    the performance of the investment portfolios you selected.


At the time you purchase the contract, you select the AIR, which must be acceptable to us. You can change the AIR with 30 days notice to us prior to the annuity date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your variable annuity payments will increase. Similarly, if the actual investment performance is less than the AIR, your variable annuity payments will decrease.


Your variable annuity payment is based on ANNUITY UNITS. An annuity unit is an accounting device used to calculate the dollar amount of annuity payments.


When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial variable annuity payment, but subsequent variable annuity payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the investment portfolios. On the other hand, a higher AIR will result in a higher initial variable annuity payment than a lower AIR, but later variable annuity payments will rise more slowly or fall more rapidly.


In the event of a transfer during the income phase from a variable annuity payment option to a fixed annuity payment option, this may result in a reduction in the amount of annuity payments.


If you choose to have any portion of your annuity payments be a fixed annuity payment, the dollar amount of each fixed annuity payment will not change.


Annuity payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an annuity option. In that case, we may provide your annuity payment in a single lump sum instead of annuity payments. Likewise, if your annuity payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your annuity payments are at least $100.


ANNUITY OPTIONS


You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us.

If you do not choose an annuity option at the time you purchase the contract, Option 2 which provides a life annuity with 10 years of guaranteed annuity payments will automatically be applied.


You can choose one of the following annuity options or any other annuity option acceptable to us. After annuity payments begin, you cannot change the annuity option.


OPTION 1. LIFE ANNUITY. Under this option, we will make annuity payments so long as the annuitant is alive. We stop making annuity payments after the annuitant's death. It is possible under this option to receive only one annuity payment if the annuitant dies before the due date of the second payment or to receive only two annuity payments if the annuitant dies before the due date of the third payment, and so on.


OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant is alive. If, when the annuitant dies, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. When the annuitant dies, if you do not want to continue receiving annuity payments, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.


OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. We will stop making annuity payments after the last survivor's death.


OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. If, at the last death of the annuitant and the joint annuitant, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. However, if you do not want to continue receiving annuity payments at the last death of the annuitant and the joint annuitant, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.


OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an annuity option under which fixed or variable monthly annuity payments are made for a selected number of years as approved by us, currently not less than 10 years. This annuity option may be limited or withdrawn by us in our discretion. After commencement of this annuity payout, you may elect to receive the partial or full commuted value of the remaining guaranteed variable annuity payments, and the payments will be commuted at the AIR selected.


There may be tax consequences resulting from the election of an annuity payment option containing a commutation feature (I.E., an annuity payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")



In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both tax qualified and non-tax qualified contracts.


In the event that you purchased the contract as a tax qualified contract, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.


GUARANTEED MINIMUM INCOME BENEFIT


At the time you buy the contract, you may elect the Guaranteed Minimum Income Benefit ("GMIB") rider. Version II of the rider ("GMIB II") is offered under the contract. Version I ("GMIB I") was offered under contracts issued prior to February 9, 2004. Collectively, we will refer to GMIB II and GMIB I as "GMIB". GMIB II is described below and GMIB I is described in Appendix D. You may not have this benefit and the Guaranteed Withdrawal Benefit in effect at the same time.


It is important to recognize that the "income base" (as described below) that is guaranteed by the GMIB is not available for cash withdrawals and does not establish or guarantee your account value or a minimum return for any investment portfolio. Rather, the GMIB is designed to provide you with a predictable minimum level of income for life after a minimum 10-year waiting period regardless of investment performance or actual account value, by providing a minimum guaranteed lifetime fixed income benefit in the form of fixed monthly annuity payments.


The amount of the benefit is determined by applying the income base (described below) at the time of exercise of the rider to the GMIB Annuity Table specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with a 7-year age set back with interest of 2.5% per annum. The annuity rates in the Table are conservative and a withdrawal charge may be applicable, so the amount of guaranteed minimum lifetime income that the GMIB II or GMIB I produces may be less than the amount of annuity income that would be provided by applying your account value on your annuity date to then-current annuity purchase rates. In this case, your annuity payments will be higher if you do not exercise the rider.


(See Appendix E for examples of the GMIB rider.)


DESCRIPTION OF GMIB II


The GMIB II may be exercised after a 10 year waiting period and then only within 30 days following a contract anniversary, provided that the exercise must occur no later than the 30 day period following the contract anniversary on or following the owner's 85th birthday. The GMIB II is only available for owners up through age 75, and you can only elect the GMIB II at the time you purchase the contract. Once elected, the rider cannot be terminated except as discussed below.


When you purchase the GMIB II, we will deduct an additional charge of 0.50% of the income base (see below) each year in arrears.


INCOME BASE. The INCOME BASE is the greater of (a) or (b) below.


(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the owner's 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the account value on the date of the recalculation.


(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. (For these purposes, all purchase payments credited within 120 days of the date we issued the contract will be treated as if they were received on the date we issue the contract.) Thereafter, the Annual Increase Amount is equal to (i) less
     (ii), where:


    (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary on or following the owner's 85th birthday and 0% thereafter; and


    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
          (1) or (2) as defined below:


         (1) The withdrawal adjustment for each withdrawal in a contract year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributed to that withdrawal (including any applicable withdrawal charge); or


         (2) If total withdrawals in a contract year are 5% or less of the Annual Increase Amount on the issue date or on the prior contract anniversary after the first contract year, and if these withdrawals are paid to you (or the annuitant if the contract is owned by a non-natural person) or other payee we agree to, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and be treated as though the corresponding withdrawals occurred at the end of that contract year.


In determining the GMIB II annuity income, an amount equal to the withdrawal charge that would be assessed upon a complete withdrawal and the amount of any premium and other taxes that may apply will be deducted from the income base.


The Highest Anniversary Value does not change after the contract anniversary immediately preceding the owner's 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionally by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). The Annual Increase Amount does not change after the contract anniversary on or following the owner's 85th birthday, except that it is increased for each subsequent purchase payment and reduced by the withdrawal adjustments described in (b)(ii) above.


OWNERSHIP. If the owner is a natural person, the owner must be the annuitant. If a non-natural person owns the contract, then annuitant will be considered the owner in determining the income base and GMIB II annuity payments. If joint owners are named, the age of the older will be used to determine the income base and GMIB II annuity payments.


EXERCISING THE GMIB II RIDER. If you exercise the GMIB II, you must elect to receive annuity payments under one of the following fixed annuity options:


(1) Life annuity with 10 years of annuity payments guaranteed. For annuitization ages over 79, the guaranteed component of the life annuity is reduced as follows:



 Age at Annuitization         Guarantee Period
----------------------       -----------------
          80                         9
          81                         8
          82                         7
          83                         6
       84 and 85                     5

(2) Joint and last survivor annuity with 10 years of annuity payments guaranteed.


These options are described in the contract and the GMIB II rider.


If you exercise the GMIB II, your annuity payments will be the greater of:


o the annuity payment determined by applying the amount of the income base to the GMIB Annuity Table, or


o the annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")


If you take a full withdrawal of your account value, your contract is terminated by us due to its small account value and inactivity (see "Purchase - Purchase Payments"), or your contract lapses and there remains any income base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the income base and any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.


If you choose not to receive annuity payments as guaranteed under the GMIB II, you may elect any of the annuity options available under the contract.


TERMINATING THE GMIB II RIDER. Except as otherwise provided in the GMIB II rider, the GMIB II will terminate upon the earliest of:


    a) The 30th day following the contract anniversary on or following your 85th birthday;


    b)    The date you make a complete withdrawal of your account value;

    c) The date you elect to receive annuity payments under the contract and you do not elect to receive payments under the GMIB II;


    d) Death of the owner or joint owner (unless the spouse (aged 84 or younger) is the beneficiary and elects to continue the contract), or death of the annuitant if a non-natural person owns the contract; or


    e) A change for any reason of the owner or joint owner or the annuitant if a non-natural person owns the contract.


When the GMIB II rider terminates, the corresponding GMIB II rider charge terminates.


GMIB, QUALIFIED CONTRACTS AND DECEDENT CONTRACTS


The GMIB may have limited usefulness in connection with a qualified contract, such as an IRA (see "Federal Income Tax Status - Taxation of Qualified Contracts"), in circumstances where the owner is planning to exercise the rider on a date later than the beginning date of required minimum distributions under the contract. In such event, required minimum distributions received from the contract will have the effect of reducing the income base either on a proportionate or dollar for dollar basis, as the case may be. This may have the effect of reducing or eliminating the value of annuity payments under the GMIB.



Additionally, the GMIB may not be appropriate for purchase by a beneficiary under a decedent's IRA (or where otherwise offered, under any other contract which is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases). Under the tax rules, such contracts generally require distributions to commence in accordance with tax regulations by the end of the calendar year following the year of the owner's death. The GMIB benefit may not be exercised until 10 years after purchase. It is not clear under these rules whether minimum distribution requirements will be met in all cases where income payments under a life contingent annuity (such as provided under the GMIB) do not begin until after the year following the year of death, as would be the case with a GMIB benefit purchased by such beneficiary. Even if minimum distribution requirements would be met, the value of such benefit may be adversely impacted or eliminated, depending on the beneficiary's own situation, because of required distributions prior to the time that the benefit could be exercised. You should consult your tax adviser prior to electing a GMIB rider.




6. ACCESS TO YOUR MONEY

You (or in the case of a death benefit, your beneficiary) can have access to the money in your contract:


(1)    by making a withdrawal (either a partial or a complete withdrawal);


(2)    by electing to receive annuity payments; or


(3)    when a death benefit is paid to your beneficiary.


Under most circumstances, withdrawals can only be made during the accumulation phase.


You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes. (See "Federal Income Tax Status.")


When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the account value of the contract at the end of the business day when we receive a written request for a withdrawal:


o  less any applicable withdrawal charge;


o  less any premium or other tax;


o  less any account fee; and


o  less any applicable pro rata GMIB or GWB rider charge.


Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the fixed account, the EDCA account and the investment portfolio(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the investment portfolio, fixed account or EDCA account. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the account value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.


We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect.


How to withdraw all or part of your account value:


o You must submit a request to our Annuity Service Center. (See "Other Information - Requests and Elections.")


o You must provide satisfactory evidence of terminal illness or confinement to a nursing home if you would like to have the withdrawal charge waived. (See "Expenses - Reduction or Elimination of the Withdrawal Charge.")


o You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).


o We have to receive your withdrawal request in our Annuity Service Center prior to the annuity date or owner's death.


There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.


SYSTEMATIC WITHDRAWAL PROGRAM


You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total purchase payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next business day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.


SUSPENSION OF PAYMENTS OR TRANSFERS


We may be required to suspend or postpone payments for withdrawals or transfers for any period when:


o the New York Stock Exchange is closed (other than customary weekend and holiday closings);


o  trading on the New York Stock Exchange is restricted;


o an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the investment portfolios is not reasonably practicable or we cannot reasonably value the shares of the investment portfolios; or


o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.


We have reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.


Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.




7. LIVING BENEFITS

GUARANTEED WITHDRAWAL BENEFIT


We offer an optional Guaranteed Withdrawal Benefit ("GWB") for an additional charge. There are two versions of the GWB under this contract:


o  Guaranteed Withdrawal Benefit I ("GWB I")


o  Enhanced Guaranteed Withdrawal Benefit ("Enhanced GWB")


CURRENTLY WE ONLY OFFER THE ENHANCED GWB RIDER. FOR CONTRACTS ISSUED PRIOR TO NOVEMBER 7, 2005, WE ONLY OFFERED THE GWB I RIDER. The description of the Enhanced GWB rider follows the description of the GWB I rider below. If you purchase the GWB, you must elect it at the time you purchase the contract, prior to age 86. You may not have this benefit and a GMIB rider in effect at the same time. Once elected, the GWB rider may not be terminated except as stated below in the description of each version of the GWB.


Each version of the GWB rider guarantees that the entire amount of purchase payments you make during the period of time specified in your rider will be returned to you through a series of withdrawals that you may begin taking immediately or at a later time, provided withdrawals in any contract year do not exceed the maximum amount allowed. This means that, regardless of negative investment performance, you can take specified annual withdrawals until the entire amount of the purchase payments you made during the time period specified in your rider has been returned to you.


THE GWB GUARANTEE MAY BE REDUCED IF YOUR ANNUAL WITHDRAWALS ARE GREATER THAN THE MAXIMUM AMOUNT ALLOWED, CALLED THE ANNUAL BENEFIT PAYMENT, WHICH IS DESCRIBED IN MORE DETAIL BELOW. The GWB does not establish or guarantee an account value or minimum return for any investment portfolio. The Benefit Base (as described below) cannot be taken as a lump sum. Income taxes and penalties may apply to your withdrawalswithdrawals, and withdrawal charges may apply to withdrawals during the first contract year unless you take the necessary steps to elect to take such withdrawals under a Systematic Withdrawal Program. Withdrawal charges will also apply to withdrawals of purchase payments that exceed the free withdrawal amount. (See "Expenses-Withdrawal Charge.")


IF IN ANY CONTRACT YEAR YOU TAKE CUMULATIVE WITHDRAWALS THAT EXCEED THE ANNUAL BENEFIT PAYMENT, THE TOTAL PAYMENTS THAT THE GWB GUARANTEES THAT YOU OR YOUR BENEFICIARY WILL RECEIVE FROM THE CONTRACT OVER TIME MAY BE LESS THAN THE INITIAL GUARANTEED WITHDRAWAL AMOUNT. THIS REDUCTION MAY BE SIGNIFICANT. THE GWB RIDER CHARGE WILL CONTINUE TO BE DEDUCTED AND CALCULATED BASED ON THE GUARANTEED WITHDRAWAL AMOUNT (WHICH DOES NOT DECREASE BECAUSE OF WITHDRAWALS) UNTIL TERMINATION OF THE CONTRACT.


IF THE GWB I RIDER IS IN EFFECT, WE WILL CONTINUE TO ASSESS THE GWB RIDER CHARGE EVEN IN THE CASE WHERE YOUR BENEFIT BASE, AS DESCRIBED BELOW, EQUALS ZERO. HOWEVER, IF THE ENHANCED GWB RIDER IS IN EFFECT, WE WILL NOT CONTINUE TO ASSESS THE GWB RIDER CHARGE IF YOUR BENEFIT BASE EQUALS ZERO.


The tax treatment of withdrawals under the GWB rider is uncertain. It is conceivable that the amount of potential gain could be determined based on the Benefit Base at the time of the withdrawal, if the Benefit Base is greater than the account value (prior to withdrawal charges, if applicable). This could result in a greater amount of taxable income reported under a withdrawal and conceivably a limited ability to recover any remaining basis if there is a loss on surrender of the contract. Consult your tax advisor prior to purchase.


DESCRIPTION OF GUARANTEED WITHDRAWAL BENEFIT I


BENEFIT BASE. The Guaranteed Withdrawal Amount is the maximum TOTAL amount of money that you are guaranteed to receive over time under the GWB I rider. At issue, the Guaranteed Withdrawal Amount and the Benefit Base are both equal to your initial purchase payment plus the GWB Bonus Amount. At any subsequent point in time, the BENEFIT BASE is the remaining amount of money that you are guaranteed to receive through withdrawals under the GWB I rider. Your Benefit Base will change with each purchase payment, or as the result of an Optional Reset. Also, each withdrawal will reduce your Benefit Base. If negative investment performance reduces your account value below the Benefit Base, you are still guaranteed to be able to withdraw the entire amount of your Benefit Base.


The Benefit Base is equal to:


o Your initial purchase payment, increased by any applicable GWB Bonus Amount (currently, 5% for the initial purchase payment);


o Increased by each subsequent purchase payment, and by any applicable GWB Bonus Amount (currently, 5% of each subsequent purchase payment);


o Reduced dollar for dollar by Benefits Paid, which are withdrawals (including any applicable withdrawal charge) and amounts applied to an annuity option (currently, you may not apply amounts less than your entire account value to an annuity option); and


o If a Benefit Paid from your contract is not payable to the contract owner or the contract owner's bank account (or to the annuitant or the annuitant's bank account, if the owner is a non-natural person), or results in cumulative Benefits Paid for the current contract year exceeding the Annual Benefit Payment, and the resulting Benefit Base exceeds the account value, an additional reduction in the Benefit Base will be made. This additional reduction will be equal to the difference between the Benefit Base and your account value after the decrease for the Benefits Paid. The Benefit Base will also be reset as a result of an Optional Reset as described below.


ANNUAL BENEFIT PAYMENT. The ANNUAL BENEFIT PAYMENT is the maximum amount of your Benefit Base you may withdraw each contract year without adversely impacting the amount guaranteed to be available to you through withdrawals over time. The initial Annual Benefit Payment is equal to the initial Benefit Base multiplied by the GWB WITHDRAWAL RATE (7%). The Annual Benefit Payment is reset after each subsequent purchase payment to the greater of: (1) the Annual Benefit Payment before the subsequent purchase payment, and (2) the GWB Withdrawal Rate multiplied by the Benefit Base after the subsequent purchase payment. The Annual Benefit Payment will also be reset as a result of an Optional Reset as described below. You can continue to receive annual withdrawals in an amount equal to or less than your Annual Benefit Payment until your Benefit Base is depleted.


It is important that you carefully manage your annual withdrawals. To retain the guarantees of this rider, your annual withdrawals (including any applicable withdrawal charge) cannot exceed the Annual Benefit Payment each contract year. If a withdrawal from your contract does result in annual withdrawals (including any applicable withdrawal charge) during a contract year exceeding the Annual Benefit Payment, or if the withdrawal is not payable to the contract owner or the contract owner's bank account (or to the annuitant or the annuitant's bank account, if the owner is a non-natural person), the Annual Benefit Payment will be recalculated and may be reduced. The new Annual Benefit Payment will equal the lower of (1) the Annual Benefit Payment before the withdrawal and (2) your account value after the decrease for the withdrawal (including any applicable withdrawal charge) multiplied by the GWB Withdrawal Rate. This reduction may be significant.


You can always take annual withdrawals less than the Annual Benefit Payment. However, if you choose to receive only a part of, or none of, your Annual Benefit Payment in any given contract year, your Annual Benefit Payment is not cumulative and your Benefit Base and Annual Benefit Payment will not increase. For example, if your Annual Benefit Payment is 7% of your Benefit Base and you withdraw only 4% one year, you cannot then withdraw 10% the next year without exceeding your Annual Benefit Payment.


For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. A beneficiary under a decedent's IRA (or where otherwise offered, under any other contract that is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases) may be required to take such withdrawals, which must commence, in accordance with tax regulations, by the end of the calendar year following the year of the owner's death. These required distributions may be larger than the Annual Benefit Payment and may therefore adversely impact your guarantee under the GWB I rider.


GUARANTEED WITHDRAWAL AMOUNT. We assess the GWB rider charge as a percentage of the GUARANTEED WITHDRAWAL AMOUNT, which is initially set at an amount equal to your initial purchase payment plus the GWB Bonus Amount. The Guaranteed Withdrawal Amount may increase with subsequent purchase payments. In this case, the Guaranteed Withdrawal Amount will be reset equal to the greater of: (1) the Guaranteed Withdrawal Amount before the purchase payment and (2) the Benefit Base after the purchase payment. Withdrawals do not decrease the Guaranteed Withdrawal Amount. The Guaranteed Withdrawal Amount will also be reset as a result of an Optional Reset as described below. If your Guaranteed Withdrawal Amount increases, the amount of the GWB I rider charge we deduct will increase because the rider charge is a percentage of your Guaranteed Withdrawal Amount.


OPTIONAL RESET. The purpose of an Optional Reset is to "lock-in" a higher Benefit Base, which may increase the amount of the Annual Benefit Payment and lengthen the period of time over which these withdrawals can be taken. Starting with the fifth contract anniversary (as long as it is prior to the owner's 86th birthday), you may ask us to reset the Annual Benefit Payment, Benefit Base and Guaranteed Withdrawal Amount, provided that your account value is larger than the Benefit Base immediately before the reset. You may elect an Optional Reset at any subsequent contract anniversary prior to the owner's 86th birthday as long as it has been at least five years since the last Optional Reset. We reserve the right to prohibit an

Optional Reset election if we no longer offer this benefit. The reset will:


o Reset your Guaranteed Withdrawal Amount and Benefit Base equal to the account value on the date of the reset plus the applicable GWB Bonus Amount (currently, 0%);


o Reset your Annual Benefit Payment equal to the account value on the date of the reset multiplied by the GWB Withdrawal Rate (7%); and


o Reset the GWB I rider charge equal to the then current level we charge at the time of the reset, up to the maximum charge of 0.95%.


An Optional Reset can also result in an increase of the Guaranteed Withdrawal Amount and the GWB I rider charge. However, locking in a higher Benefit Base by electing an Optional Reset can result in a decrease of the Annual Benefit Payment and the Guaranteed Withdrawal Amount if the account value before the reset was less than the Guaranteed Withdrawal Amount. Therefore, generally it may be beneficial to reset your Benefit Base only if your account value exceeds your Guaranteed Withdrawal Amount. However, any benefit of an Optional Reset also depends on the current GWB I rider charge. If the current charge in effect is higher than the charge you are paying, it may not be beneficial to reset your Benefit Base since we will begin applying the higher current charge at the time of the reset (even if the reset results in a decrease of your Annual Benefit Payment and/or your Guaranteed Withdrawal Amount).


We must receive your request for an Optional Reset in accordance with our administrative procedures (currently we require you to submit your request in writing to our Annuity Service Center) within the 30-day period ending on the day before the applicable contract anniversary. If the owner is a non-natural person, the annuitant's age is the basis for determining the birthday. If there are joint owners, the age of the oldest joint owner is used to determine the birthday. The Optional Reset will take effect on the next contract anniversary following our receipt of your written request.


WITHDRAWAL CHARGE. We will apply a withdrawal charge to withdrawals from purchase payments of up to 7% of purchase payments taken in the first seven years following receipt of the applicable purchase payment. (See "Expenses - Withdrawal Charge - Free Withdrawal Amount" and "Access to Your Money - Systematic Withdrawal Program.")


TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% federal tax penalty may apply.


TERMINATION OF THE GWB I RIDER. The GWB I rider will terminate on the earliest business day we:


(1)    process your request for a total withdrawal of your account value;


(2)    process your request to apply your account value to an annuity option;


(3) determine that your account value is not sufficient to pay the charge for the GWB I rider (whatever account value is available will be applied to pay the annual GWB I rider charge);


(4) receive due proof of the owner's death and a beneficiary claim form, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, or the annuitant dies if the owner is a non-natural person; note: (a) if the spouse elects to continue the contract (so long as the spouse is less than 85 years old and the GWB I rider is in effect at the time of continuation), all terms and conditions of the GWB I rider will apply to the surviving spouse; and (b) we will not terminate the rider until we receive both due proof of the owner's death and a beneficiary claim form (from certain beneficiaries, such as a trust, we may require additional information, such as the trust document), which means we will continue to deduct the GWB I rider charge until we receive this information;


(5) process a change in owners, joint owners or annuitants (if the owner is a non-natural person); or


(6)    process the termination of your contract.


ADDITIONAL INFORMATION. If you take a full withdrawal of your account value and the withdrawal does not exceed the Annual Benefit Payment, or your account value is reduced to zero because you do not have a sufficient account value to pay the GWB I rider charge and your Benefit Base after the withdrawal is greater than zero, we will commence making payments to the owner or joint owner (or to the annuitant if the owner is a non-natural person) on a monthly basis (or any mutually agreed upon frequency, but not less frequently than annually) until the Benefit Base is exhausted. The total annual payments cannot exceed the Annual Benefit Payment, except to the extent required under the Internal Revenue Code. If you or the joint owner (or the annuitant if the owner is a non-natural person) should die while these payments are being made, your beneficiary will receive these payments. No other death benefit will be paid.


If the owner or joint owner (or the annuitant if the owner is a non-natural person) should die while the GWB I rider is in effect, your beneficiary may elect to receive the Benefit Base as a death benefit instead of the standard death benefit, the Annual Step-Up death benefit or the Compounded-Plus death benefit, if those benefits had been purchased by the owner(s). Otherwise, the provisions of those death benefits will determine the amount of the death benefit and no benefit shall be payable under the GWB I rider.


If the beneficiary elects the Benefit Base as a death benefit, we will pay the remaining Benefit Base on a monthly basis (or any mutually agreed upon frequency, but no less frequently than annually) until the Benefit Base is exhausted. Except as may be required by the Internal Revenue Code, an annual payment will not exceed the Annual Benefit Payment. If your beneficiary dies while such payments are made, we will continue making the payments to the beneficiary's estate unless we have agreed to another payee in writing. If the contract is a nonqualified contract, any death benefit must be paid out over a time period and in a manner that satisfies Section 72(s) of the Internal Revenue Code. If the owner (or the annuitant, if the owner is not a natural person) dies prior to the "annuity starting date" (as defined under the Internal Revenue Code and regulations thereunder), the period over which the Benefit Base is paid as a death benefit cannot exceed the remaining life expectancy of the payee under the appropriate IRS tables. For purposes of the preceding sentence, if the payee is a non-natural person, the Benefit Base must be paid out within 5 years from the date of death. Payments under this death benefit must begin within 12 months following the date of death.


We reserve the right to accelerate any payment that is less than $500 or to comply with requirements under the Internal Revenue Code (including minimum distribution requirements for IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code and non-qualified contracts subject to
Section 72(s)). If you terminate the GWB I rider because (1) you make a total withdrawal of your account value; (2) your account value is insufficient to pay the GWB I rider charge; or (3) the contract owner or joint owner (or the annuitant, if the owner is a non-natural person) dies, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, you may not make additional purchase payments under the contract.


DESCRIPTION OF THE ENHANCED GUARANTEED WITHDRAWAL BENEFIT


We currently offer the Enhanced GWB rider instead of the GWB I rider. This version is the same as the GWB I rider described above, except with the following enhancements: (1) favorable treatment of required minimum distribution withdrawals; (2) availability of an optional reset every three contract years; (3) waiver of the GWB rider charge if the Benefit Base is zero; and (4) ability to cancel the rider within a 90-day period following the fifth contract anniversary. A description of these features follows.


REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your Annual Benefit Payment. After the first contract year, we will increase your Annual Benefit Payment to equal your required minimum distribution amount for that year, if such amounts are greater than your Annual Benefit Payment. YOU MUST BE ENROLLED IN THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM TO QUALIFY FOR THIS INCREASE IN THE ANNUAL BENEFIT PAYMENT. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.


OPTIONAL RESET. Starting with the third contract anniversary (as long as it is prior to the owner's 86th birthday), you may ask us to reset the Annual Benefit Payment, Benefit Base and Guaranteed Withdrawal Amount. Similar to the Optional Reset described above for the GWB I rider, we must receive your request in writing within a 30-day period prior to that contract anniversary. You may elect an Optional Reset at any subsequent contract anniversary as long as it has been at least three years since the last Optional Reset and it is prior to the owner's 86th birthday.


GWB RIDER CHARGE. Unlike the GWB I rider described above, we will not continue to assess the GWB rider charge if your Benefit Base equals zero.


CANCELLATION OF THE ENHANCED GWB RIDER. You may elect to cancel the Enhanced GWB rider in accordance with our Administrative Procedures (currently we require you to submit your cancellation request in writing to our Annuity Service Center) during the 90-day period following your fifth contract anniversary. Such cancellation will take effect upon our receipt of your request. If you cancel the Enhanced GWB rider, you may not re-elect it.


(See Appendix F for examples of the GWB.)




8. PERFORMANCE

We periodically advertise subaccount performance relating to the investment portfolios. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges (including death benefit rider charges) and the investment portfolio expenses. It does not reflect the deduction of any applicable account fee, withdrawal charge and GMIB or GWB rider charge. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the Separate Account product charges (including death benefit rider charges), account fee, withdrawal charges, GMIB or GWB rider charge and the investment portfolio expenses.


For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account.


In addition, the performance for the investment portfolios may be shown for the period commencing from the inception date of the investment portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.


We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the investment portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.


We may advertise the guaranteed withdrawal benefit riders using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.


We may advertise the guaranteed minimum income benefit or guaranteed withdrawal benefit riders using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.


You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.




9. DEATH BENEFIT

UPON YOUR DEATH


If you die during the accumulation phase, we will pay a death benefit to your beneficiary(ies). The Principal Protection is the standard death benefit for your contract. At the time you purchase the contract, you can select the optional Annual Step-Up death benefit rider or the Compounded-Plus death benefit rider and you can also select the Additional Death Benefit-Earnings Preservation Benefit. If you are 80 years old or older at the effective date of your contract, you are not eligible to select these optional death benefit riders. For contracts issued prior to May 1, 2004, the Annual Step-Up is the standard death benefit for your contract. The death benefits are described below. Check your contract and riders for the specific provisions applicable. One or more optional death benefits may not be available in your state (check with your registered representative regarding availability). The death benefit is determined as of the end of the business day on which we receive both due proof of death and an election for the payment method. Where there are multiple beneficiaries, the death benefit will only be determined as of the time the first beneficiary submits the necessary documentation in good order.


If you have a joint owner, the death benefit will be paid when the first owner dies. Upon the death of either owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary, unless instructed otherwise.


If a non-natural person owns the contract, the annuitant will be deemed to be the owner in determining the death benefit. If there are joint owners, the age of the oldest owner will be used to determine the death benefit amount.


STANDARD DEATH BENEFIT - PRINCIPAL PROTECTION


The death benefit will be the greater of:


(1)    the account value; or


(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal.


If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the account value as of the effective date of the change of owner, increased by purchase payments received after the date of the change of owner, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date."


In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.


OPTIONAL DEATH BENEFIT - ANNUAL STEP-UP


If you select the Annual Step-Up death benefit rider, the death benefit will be the greatest of:


(1)    the account value; or


(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal; or


(3)    the highest anniversary value, as defined below.


On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.


If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:


o Subsection (2) is changed to provide: "The account value as of the effective date of the change of owner, increased by purchase payments received after the date of change of owner, and reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date"; and


o for subsection (3), the highest anniversary value will be recalculated to equal your account value as of the effective date of the change of owner.


In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit is equal to the greatest of (1), (2) or (3).


OPTIONAL DEATH BENEFIT - COMPOUNDED-PLUS


If you select the Compounded-Plus death benefit rider, the death benefit will be the greater of:


(1)    the account value; or


(2)    the enhanced death benefit.


The enhanced death benefit is the greater of (a) or (b) below:


    (a) Highest Anniversary Value: On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.


    (b) Annual Increase Amount: On the date we issue your contract, the annual increase amount is equal to your initial purchase payment. Thereafter, the annual increase amount is equal to (i) less (ii), where:


         (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter; and


         (ii) is withdrawal adjustments accumulated at the annual increase rate. A withdrawal adjustment is equal to the value of the annual increase amount immediately prior to a withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal.


If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1) or (2); however, for purposes of calculating the enhanced death benefit under (2) above:


    (a) for the highest anniversary value, the highest anniversary value will be recalculated to equal your account value as of the effective date of the owner change; and


    (b) for the annual increase amount, the current annual increase amount will be reset to equal your account value as of the effective date of the owner change. For purposes of the calculation of the annual increase amount thereafter, the account value on the effective date of the owner change will be treated as the initial purchase payment and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.


In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount is equal to the greater of (1) or (2).


ADDITIONAL DEATH BENEFIT - EARNINGS PRESERVATION BENEFIT


The Additional Death Benefit - Earnings Preservation Benefit pays an additional death benefit that is intended to help pay part of the income taxes due at the time of death of the owner or joint owner. The benefit is only available up through age 79 (on the contract issue date). In certain situations, this benefit may not be available for qualified plans (check with your registered representative for details).


Before the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:


(a) is the death benefit under your contract; and


(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.


On or after the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:


(a) is the death benefit on the contract anniversary immediately prior to your 81st birthday, increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal; and


(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.


                               Benefit Percentage



   Issue Age                   Percentage
-----------------------

   Ages 69 or younger        40%
   Ages 70-79                25%
   Ages 80 and above          0%

If the owner is a natural person and the owner is changed to someone other than a spouse, the additional death benefit is as defined above; however, for the purposes of calculating subsection (b) above "total purchase payments not withdrawn" will be reset to equal the account value as of the effective date of the owner change, and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.


In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the additional death benefit will be determined and payable upon receipt of due proof of death of the first spousal beneficiary. Alternatively, the spousal beneficiary may elect to have the additional death benefit determined and added to the account value upon the election, in which case the additional death benefit rider will terminate (and the corresponding death benefit rider charge will also terminate).


GENERAL DEATH BENEFIT PROVISIONS


The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the beneficiary.


If the beneficiary under a tax qualified contract is the annuitant's spouse, the tax law generally allows distributions to begin by the year in which the annuitant would have reached 70 1/2 (which may be more or less than five years after the annuitant's death).


A beneficiary must elect the death benefit to be paid under one of the payment options (unless the owner has previously made the election). The entire death benefit must be paid within five years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. For non-qualified contracts, payment must begin within one year of the date of death. For tax qualified contracts, payment must begin no later than the end of the calendar year immediately following the year of death.


We may also offer a payment option, for both non-tax qualified contracts and certain tax qualified contracts, under which your beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your beneficiary in order to facilitate the distribution of payments. Your beneficiary may choose any optional death benefit available under the new contract. Upon the death of your beneficiary, the death benefit would be required to be distributed to your beneficiary's beneficiary at least as rapidly as under the method of distribution in effect at the time of your beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated beneficiary is permitted under our procedures to make additional purchase payments consisting of monies which are direct transfers (as permitted under tax law) from other tax qualified or non-tax qualified contracts, depending on which type of contract you own, held in the name of the decedent. Your beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.


If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the beneficiary under an annuity option may only be elected during the 60 day period beginning with the date we receive due proof of death. If we do not receive an election during such time, we will make a single sum payment to the beneficiary at the end of the 60 day period.


If the owner or a joint owner, who is not the annuitant, dies during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at the time of the owner's death. Upon the death of the owner or a joint owner during the income phase, the beneficiary becomes the owner.

SPOUSAL CONTINUATION


If the primary beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio and/or the fixed account in the ratio that the account value in the investment portfolio and/or the fixed account bears to the total account value. Spousal continuation will not satisfy minimum required distribution rules for tax qualified contracts other than IRAs.


DEATH OF THE ANNUITANT


If the annuitant, not an owner or joint owner, dies during the accumulation phase, you automatically become the annuitant. You can select a new annuitant if you do not want to be the annuitant (subject to our then current underwriting standards). However, if the owner is a non- natural person (for example, a trust), then the death of the primary annuitant will be treated as the death of the owner, and a new annuitant may not be named.


Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.


CONTROLLED PAYOUT


You may elect to have the death benefit proceeds paid to your beneficiary in the form of annuity payments for life or over a period of time that does not exceed your beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the beneficiary cannot revoke or modify your election. The Controlled Payout is only available to Non-Qualified Contracts (see "Federal Income Tax Status").




10. FEDERAL INCOME TAX STATUS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract.


When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money, generally for retirement purposes. If you invest in an annuity contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a "Qualified Contract." The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. You should note that for any Qualified Contract, the tax deferred accrual feature is provided by the tax qualified retirement plan, and as a result there should be reasons other than tax deferral for acquiring the contract within a qualified plan.


If your annuity is independent of any formal retirement or pension plan, it is termed a "Non-Qualified Contract."


Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.


TAXATION OF NON-QUALIFIED CONTRACTS


NON-NATURAL PERSON. If a non-natural person (e.g., a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.


The following discussion generally applies to Non-Qualified Contracts owned by natural persons.


WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the owner's investment in the contract (generally, the premiums or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the owner's investment in the contract.


In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.


It is conceivable that charges for certain benefits under a variable contract, such as any of the guaranteed death benefits (including, but not limited to, the Earnings Preservation Benefit) and certain living benefits (E.G., the GWB riders), may be considered as deemed distributions subject to immediate taxation. We currently intend to treat these charges as an intrinsic part of the annuity contract and we do not tax report these charges as taxable income. However, it is possible that this may change in the future if we determine that such reporting is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.


The tax treatment of withdrawals under a Guaranteed Withdrawal Benefit is also uncertain. It is conceivable that the amount of potential gain could be determined based on the Benefit Base at the time of the withdrawal, if greater than the account value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, we intend to tax report such withdrawals using the gross account value rather than the Benefit Base at the time of the withdrawal to determine gain. However, in cases where the maximum permitted withdrawal in any year under the GWB exceeds the gross account value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal. Consult your tax adviser.


We reserve the right to change our tax reporting practices if we determine that they are not in accordance with IRS guidance (whether formal or informal).


ADDITIONAL PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:


o  made on or after the taxpayer reaches age 59 1/2;


o  made on or after the death of an owner;


o  attributable to the taxpayer's becoming disabled;


o made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary; or


o under certain immediate income annuities providing for substantially equal payments made at least annually.


Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.


ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. In general, the amount of each payment under a variable annuity payment option that can be excluded from federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated. Once the investment in the contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.


The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between the fixed account and variable investment portfolios, as well as transfers between investment portfolios after the annuity starting date. Consult your tax adviser.


TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Non-Qualified Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.


See the Statement of Additional Information as well as "Death Benefit - General Death Benefit Provisions" in this prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.


TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the contract, a transfer or assignment of ownership of a Non-Qualified Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange or event should consult a tax adviser as to the tax consequences.


WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.


MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.


DIVERSIFICATION. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. However, the tax law concerning these rules is subject to change and to different interpretations. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to contract owners of gains under their contracts. Consult your tax adviser prior to purchase.


OWNERSHIP OF THE INVESTMENTS. In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of funds available and the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the contract does not give the contract owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract owner from being treated as the owner of the Separate Account assets supporting the contract.


FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."


TAXATION OF QUALIFIED CONTRACTS


The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.


INDIVIDUAL RETIREMENT ACCOUNTS (IRAS). IRAs, as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2006, $4,000 plus, for an owner age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. The Internal Revenue Service (IRS) has approved the forms of the IRA and SIMPLE IRA endorsements, when used with the contract and certain of its riders (including enhanced death benefits), but your contract may differ from the approved version because of differences in riders or state insurance law requirements. Traditional IRAs/SEPs, SIMPLE IRAs and Roth IRAs may not invest in life insurance. The contract may provide death benefits that could exceed the greater of premiums paid or the account balance. The final required minimum distribution income tax regulations generally treat such benefits as part of the annuity contract and not as life insurance and require the value of such benefits to be included in the participant's interest that is subject to the required minimum distribution rules.


SIMPLE IRA. A SIMPLE IRA permits certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for 2006. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.


ROTH IRA. A Roth IRA, as described in Code section 408A, permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.


PENSION PLANS. Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract. The contract includes optional death benefits that in some cases may exceed the greater of the premium payments or the account value.


TAX SHELTERED ANNUITIES. Tax Sheltered Annuities (TSA) that qualify under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.


Proposed income tax regulations issued in November 2004, would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and
(c) new restrictions
on withdrawals of amounts attributable to contributions other than elective deferrals.


The proposed regulations will generally not be effective until taxable years beginning after December 31, 2005, at the earliest; and may not be relied on until issued in final form. However, certain aspects, including a proposed prohibition on use of life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final form.


SECTION 457(B) PLANS. An eligible 457(b) plan, while not actually a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, which must be a tax-exempt entity under section 501(c) of the Code, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental section 457(b) plan are taxable and are subject to federal income tax withholding as wages.


SEPARATE ACCOUNT CHARGES FOR DEATH BENEFITS. For contracts purchased under section 401(a) plans or 403(b) plans, certain death benefits could conceivably be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefits, in certain cases, may exceed this limitation employers using the contract in connection with such plans should consult their tax adviser. Additionally, it is conceivable that the explicit charges for, or the amount of the mortality and expense charges allocable to, such benefits may be considered taxable distributions.


OTHER TAX ISSUES. Qualified Contracts (including contracts under section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount that should have been, but was not, distributed.


Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of account value, as well as all living benefits) must be added to the account value in computing the amount required to be distributed over the applicable period.


The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax adviser to determine whether your variable income annuity will satisfy these rules for your own situation.


Distributions from Qualified Contracts generally are subject to withholding for the owner's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not to have tax withheld from distributions.


"Eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457(b) plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.


COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consquences resulting from the election of an annuity payment option containing a commutation feature is uncertain and the IRS may determine that the taxable amount of annuity payments and withdrawals received for any year could be greater than or less than the taxable amount reported by us. The exercise of the commutation feature also may result in adverse tax consequences including:


o The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.


o The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.


o The possibility that the exercise of the commutation feature could adversely affect the amount excluded from federal income tax under any annuity payments made after such commutation.


A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.


FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.


GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.


ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to the U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.


FOREIGN TAX CREDITS


To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the investment portfolios to foreign jurisdictions.


POSSIBLE TAX LAW CHANGES


Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the contract.


We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.




11. OTHER INFORMATION

METLIFE INVESTORS


MetLife Investors Insurance Company (MetLife Investors) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company, which on that date changed its name to Cova

Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc., the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, MetLife Investors became a direct subsidary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.


Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors, which in turn is a direct subsidiary of MetLife, Inc. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.


For contracts issued on or before December 31, 2002, General American Life agreed to ensure that MetLife Investors will have sufficient funds to meet obligations under the contracts. In the event an owner of such a contract presents a legitimate claim for payment, General American Life will pay such claim directly to the contract owner if MetLife Investors is unable to make such payment. This guarantee is enforceable by such contract owners against General American Life directly without any requirement that contract owners first file a claim against MetLife Investors. The guarantee agreement is binding on General American Life, its successors or assignees and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American Life's rating.


We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.


We are a member of the Insurance Marketplace Standards Association (IMSA). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.


THE SEPARATE ACCOUNT


A SEPARATE ACCOUNT, MetLife Investors Variable Annuity Account Five (Separate Account), has been established to hold the assets that underlie the contracts. The Board of Directors of MetLife Investors Insurance Company of California (MetLife Investors of California) adopted a resolution to establish the Separate Account under California insurance law on March 24, 1992. On November 9, 2006, and in conjunction with the merger of MetLife Investors and MetLife Investors of California, the Separate Account became a separate account of MetLife Investors, maintained under Missouri law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.


The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the contracts are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.


We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.


DISTRIBUTOR


We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614,
for the distribution of the contracts. Distributor, and in certain cases, we, have entered into selling agreements with other selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.


Certain investment portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the investment portfolios. (See "Fee Tables and Examples - Investment Portfolio Expenses" and the fund prospectuses.) These payments range up to 0.25% of Separate Account assets invested in the particular investment portfolio.


SELLING FIRMS


As noted above, Distributor, and in certain cases, we, have entered into selling agreements with selling firms for the sale of the contracts. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.


COMPENSATION PAID TO SELLING FIRMS. We and Distributor pay compensation to all selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional purchase payments by selling firms is 8% of purchase payments. Some selling firms may elect to receive a lower commission when a purchase payment is made, along with annual trail commissions up to 1.20% of account value (less purchase payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract owner elects to begin receiving regular income payments (referred to as "annuity payments"). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts.


Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.


ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor have entered into distribution arrangements with certain selected selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of our variable insurance contracts (including the contracts). Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on account values of our variable insurance contracts (including account values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. We and Distributor have entered into such distribution agreements with selling firms identified in the Statement of Additional Information.


The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative. (See the Statement of Additional Information - "Distribution" for a list of selling firms that received compensation during 2005, as well as the range of additional compensation paid.)


As described above in "Investment Options," certain investment portfolios offered in the contracts compensate us and/or certain affiliates for administrative or other services relating to the investment portfolios. These payments are based on a percentage of assets allocated to the portfolio. Pursuant to agreements with A.G. Edwards, we pay to them a percentage amount equal to all or a portion of these payments, and we pay similar percentage fees on assets allocated to certain portfolios of affiliated investment portfolios. As a result of these arrangements, A.G. Edwards may have an incentive to recommend to its customers the purchase of the contracts for which we pay amounts with respect to the investment portfolios. The fees may vary from investment portfolio to portfolio and they may be significant. It is conceivable that A.G. Edwards may have an incentive to recommend to customers, in connection with the A.G. Edwards asset allocation program, that they allocate purchase payments and account value to the investment portfolios that result in payment of amounts or payment of higher amounts. During 2005, the percentage fees ranged from 0.05% to 0.25%. For more information about the nature and extent of these fees, you should ask your A.G. Edwards registered representative.


Gallatin Asset Management, Inc., an affiliate of A.G. Edwards, serves as the subadviser of the Cyclical Growth and Income ETF Portfolio, the Cyclical Growth ETF Portfolio, the Strategic Growth and Income Portfolio, the Strategic Conservative Growth Portfolio, and the Strategic Growth Portfolio (the "Gallatin-Subadvised Portfolios"). Accordingly, A.G. Edwards may benefit from assets allocated to the Gallatin-Subadvised Portfolios to the extent such assets result in profits to Gallatin Asset Management, Inc. (See the Statement of Additional Information for Met Investors Series Trust for information on the management fees paid to Gallatin Asset Management, Inc. by Met Investors Advisory, LLC, the investment adviser of Met Investors Series Trust.) In addition, pursuant to agreements with A.G. Edwards, we pay to them a percentage fee on assets allocated to the Gallatin-Subadvised Portfolios in this and other contracts issued by us and/or our affiliates. It is conceivable that A.G. Edwards may have an incentive to recommend to customers that they allocate purchase payments and account value to the Gallatin-Subadvised Portfolios.


REQUESTS AND ELECTIONS


We will treat your request for a contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a purchase payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives a payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock Exchange on that day. If we receive the request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10366, Des Moines, IA 50306-0366.


Requests for service may be made:


o  Through your registered representative


o By telephone at (800) 343-8496, between the hours of 7:30AM and 5:30PM Central Time Monday through Thursday and 7:30AM and 5:00PM Central Time on Friday


o  In writing to our Annuity Service Center

o  By fax at (515) 457-4400 or


o  By Internet at www.metlifeinvestors.com


All other requests must be in written form, satisfactory to us.


We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.


Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to our Annuity Service Center.


CONFIRMING TRANSACTIONS. We will send out written statements confirming that a transaction was recently completed. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.


OWNERSHIP


OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract.


These rights include the right to:


o  change the beneficiary.


o change the annuitant before the annuity date (subject to our underwriting and administrative rules).


o  assign the contract (subject to limitation).


o  change the payment option.


o exercise all other rights, benefits, options and privileges allowed by the contract or us.


The owner is as designated at the time the contract is issued, unless changed.


JOINT OWNER. The contract can be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated.


BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If joint owners are named, unless you tell us otherwise, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary (unless you tell us otherwise).


ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base annuity payments. You can change the annuitant at any time prior to the annuity date, unless an owner is not a natural person. Any reference to annuitant includes any joint annuitant under an annuity option. The owner and the annuitant do not have to be the same person except as required under certain sections of the Internal Revenue Code or under a GMIB rider (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit").


ASSIGNMENT. You can assign a non-qualified contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.


LEGAL PROCEEDINGS


In the ordinary course of business, MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.


It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors to meet its obligations under the contracts.


FINANCIAL STATEMENTS


Our financial statements and the financial statements of the Separate Account have been included in the SAI. The financial statements of General American Life have also been included in the SAI.



TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


     Company

     Experts

     Custodian

     Distribution

     Calculation of Performance Information

     Annuity Provisions

     Tax Status of the Contracts

     Condensed Financial Information

     Financial Statements

APPENDIX A
CONDENSED FINANCIAL INFORMATION

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2005. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. Chart 1 presents accumulation unit values for the lowest possible combination of separate account product charges and death benefit rider charges. Chart 2 presents accumulation unit values for the highest possible combination of such charges. The SAI contains the accumulation unit values for all other possible combinations of separate account product charges and death benefit rider charges. (See "Cover Page" for how to obtain a copy of the SAI.)



CHART 1




                        1.30% SEPARATE ACCOUNT PRODUCT CHARGES
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS FUND
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCT TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  04/30/2005
=============                                                        ==== ==========



                                                                                                        NUMBER OF
                                                                       ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                      UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                       BEGINNING OF       END OF      OUTSTANDING AT
                                                                          PERIOD          PERIOD      END OF PERIOD
                                                                     --------------- --------------- ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                            19.834903       21.251446           0.0000
   01/01/2005                                                            21.251446       22.777274           0.0000
=============                                                            =========       =========      ===========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                            15.412506       18.206389           0.0000
   01/01/2005                                                            18.206389       21.153435      12,881.7690
=============                                                            =========       =========      ===========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS FUND
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                            48.855332       53.347764           0.0000
   01/01/2005                                                            53.347764       55.594101       1,204.8421
=============                                                            =========       =========      ===========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCT TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                             6.960610        8.557905      18,235.9569
   01/01/2005                                                             8.557905       10.764717      49,402.1613
=============                                                            =========       =========      ===========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                            22.865318       26.352621      10,789.1030
   01/01/2005                                                            26.352621       28.658472      28,338.8117
=============                                                            =========       =========      ===========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                            11.448289       13.035149      53,642.9682
=============                                                            =========       =========      ===========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                            13.823168       14.565940      16,076.9372
   01/01/2005                                                            14.565940       12.512507           0.0000
=============                                                            =========       =========      ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                       1.30% SEPARATE ACCOUNT PRODUCT CHARGES
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                       to  12/31/2005
=============                                                      ==== ==========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                       to  12/31/2005
=============                                                      ==== ==========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to  12/31/2004
   01/01/2005                                                       to  12/31/2005
=============                                                      ==== ==========
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to  11/19/2004
=============                                                      ==== ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to  11/19/2004
=============                                                      ==== ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to  12/31/2004
   01/01/2005                                                       to  12/31/2005
=============                                                      ==== ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                       to  12/31/2004
   01/01/2005                                                       to  04/30/2005
=============                                                      ==== ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                       to  12/31/2004
   01/01/2005                                                       to  04/30/2005
=============                                                      ==== ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to  12/31/2004
   01/01/2005                                                       to  12/31/2005
=============                                                      ==== ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to  12/31/2004
   01/01/2005                                                       to  12/31/2005
=============                                                      ==== ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to  12/31/2004
   01/01/2005                                                       to  12/31/2005
=============                                                      ==== ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to  12/31/2004
   01/01/2005                                                       to  12/31/2005
=============                                                      ==== ==========



                                                                                                      NUMBER OF
                                                                     ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                    UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                     BEGINNING OF       END OF      OUTSTANDING AT
                                                                        PERIOD          PERIOD      END OF PERIOD
                                                                   --------------- --------------- ---------------
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                          10.000000       10.132557       1,842.5680
=============                                                          =========       =========      ===========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                          10.000000       10.170740       2,324.1314
=============                                                          =========       =========      ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                           6.611150        7.189929      40,070.1428
   01/01/2005                                                           7.189929        8.060860      33,452.9874
=============                                                          =========       =========      ===========
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                          14.664335       15.152734      14,203.1147
=============                                                          =========       =========      ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                          14.953016       16.069205           0.0000
=============                                                          =========       =========      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                          16.137459       17.204948      47,068.6669
   01/01/2005                                                          17.204948       17.236958      58,189.6357
=============                                                          =========       =========      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                          14.558790       15.650668       8,718.8142
   01/01/2005                                                          15.650668       15.157397           0.0000
=============                                                          =========       =========      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                          16.605671       17.886929           0.0000
   01/01/2005                                                          17.886929       17.207436           0.0000
=============                                                          =========       =========      ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                          43.242312       47.937816      25,252.5996
   01/01/2005                                                          47.937816       48.925372      31,803.5491
=============                                                          =========       =========      ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                           8.812961        9.792630       1,829.8715
   01/01/2005                                                           9.792630       10.109348       7,489.8750
=============                                                          =========       =========      ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                          20.314331       23.683379      18,443.1109
   01/01/2005                                                          23.683379       25.259591      47,248.9759
=============                                                          =========       =========      ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                           9.755208       11.208267      50,135.6553
   01/01/2005                                                          11.208267       12.880848      67,347.6876
=============                                                          =========       =========      ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                           1.30% SEPARATE ACCOUNT PRODUCT CHARGES
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  04/30/2005
=============                                                               ==== ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  04/30/2005
=============                                                               ==== ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========



                                                                                                               NUMBER OF
                                                                              ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                             UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                              BEGINNING OF       END OF      OUTSTANDING AT
                                                                                 PERIOD          PERIOD      END OF PERIOD
                                                                            --------------- --------------- ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    9.999714        9.965778      37,511.8305
   01/01/2005                                                                    9.965778        9.982068       7,711.3921
=============                                                                   =========       =========     ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                   12.499406       14.361086      28,196.1715
=============                                                                   =========       =========     ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                   15.206781       20.864603       7,637.4819
   01/01/2005                                                                   20.864603       20.017625           0.0000
=============                                                                   =========       =========     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    7.877115        8.370190      82,978.8115
   01/01/2005                                                                    8.370190        8.651885      68,633.7770
=============                                                                   =========       =========     ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   11.676306       12.110712      75,948.0189
   01/01/2005                                                                   12.110712       12.223413     126,487.6084
=============                                                                   =========       =========     ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   12.771613       14.819977         114.9253
   01/01/2005                                                                   14.819977       16.060762         127.8966
=============                                                                   =========       =========     ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    6.284295        7.127233      93,453.5928
   01/01/2005                                                                    7.127233        8.064495     158,264.0268
=============                                                                   =========       =========     ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   11.999476       14.345408      39,010.3129
   01/01/2005                                                                   14.345408       16.352461      45,870.8643
=============                                                                   =========       =========     ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                    9.998932       10.482927      44,832.8924
=============                                                                   =========       =========     ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                   45.644690       45.825002         487.5318
   01/01/2005                                                                   45.825002       46.209352       7,402.2798
=============                                                                   =========       =========     ============
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                    9.982136       10.094014     121,970.9953
=============                                                                   =========       =========     ============
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   16.173123       18.207351       5,379.0923
   01/01/2005                                                                   18.207351       18.675545       9,248.0424
=============                                                                   =========       =========     ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                              1.30% SEPARATE ACCOUNT PRODUCT CHARGES
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH (Reg. TM) SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========



                                                                                                                    NUMBER OF
                                                                                   ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                                  UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                                   BEGINNING OF       END OF      OUTSTANDING AT
                                                                                      PERIOD          PERIOD      END OF PERIOD
                                                                                 --------------- --------------- ---------------
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        10.632445       11.417835       3,144.8481
   01/01/2005                                                                        11.417835       11.891041      12,971.7826
=============                                                                        =========       =========     ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                                        11.077739       11.934370     107,483.4824
   01/01/2005                                                                        11.934370       12.974739     165,953.8569
=============                                                                        =========       =========     ============
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                        11.974762       13.688306           0.0000
   01/01/2005                                                                        13.688306       15.888294           0.0000
=============                                                                        =========       =========     ============
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         8.837372        9.791170         362.3512
   01/01/2005                                                                         9.791170       10.089451      42,902.9428
=============                                                                        =========       =========     ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         9.651722       10.496784      57,078.8029
   01/01/2005                                                                        10.496784       11.764232      92,485.8073
=============                                                                        =========       =========     ============
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         7.729082        8.573655           0.0000
   01/01/2005                                                                         8.573655        9.047333           0.0000
=============                                                                        =========       =========     ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        11.228408       12.175379      18,360.5142
   01/01/2005                                                                        12.175379       12.779031      49,118.4317
=============                                                                        =========       =========     ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH (Reg. TM) SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                        51.163633       53.195858       9,255.0479
   01/01/2005                                                                        53.195858       55.400156      24,834.1945
=============                                                                        =========       =========     ============
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        12.470698       13.304023           0.0000
   01/01/2005                                                                        13.304023       14.539868           0.0000
=============                                                                        =========       =========     ============
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                        18.835831       19.981733       1,604.9413
   01/01/2005                                                                        19.981733       20.229636       2,055.4805
=============                                                                        =========       =========     ============
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        11.935368       12.947911         906.6006
   01/01/2005                                                                        12.947911       13.308426      13,905.8715
=============                                                                        =========       =========     ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                           1.30% SEPARATE ACCOUNT PRODUCT CHARGES
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                               to  12/31/2004
   01/01/2005                                                               to  12/31/2005
=============                                                              ==== ==========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                               to  12/31/2004
   01/01/2005                                                               to  12/31/2005
=============                                                              ==== ==========
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                               to  12/31/2004
   01/01/2005                                                               to  12/31/2005
=============                                                              ==== ==========
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                               to  12/31/2004
   01/01/2005                                                               to  12/31/2005
=============                                                              ==== ==========



                                                                                                              NUMBER OF
                                                                             ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                            UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                             BEGINNING OF       END OF      OUTSTANDING AT
                                                                                PERIOD          PERIOD      END OF PERIOD
                                                                           --------------- --------------- ---------------
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                  12.162693       12.240853   0.0000
   01/01/2005                                                                  12.240853       12.205636   0.0000
=============                                                                  =========       =========   ======
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                  12.047022       13.152821   0.0000
   01/01/2005                                                                  13.152821       13.436290   0.0000
=============                                                                  =========       =========   ======
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                                  45.386183       49.298756   0.0000
   01/01/2005                                                                  49.298756       51.208076   0.0000
=============                                                                  =========       =========   ======
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                                  12.398267       14.133934   0.0000
   01/01/2005                                                                  14.133934       15.646903   0.0000
=============                                                                  =========       =========   ======

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

CHART 2




                        1.90% SEPARATE ACCOUNT PRODUCT CHARGES
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS FUND
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCT TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2))
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  04/30/2005
=============                                                        ==== ==========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========



                                                                                                        NUMBER OF
                                                                       ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                      UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                       BEGINNING OF       END OF      OUTSTANDING AT
                                                                          PERIOD          PERIOD      END OF PERIOD
                                                                     --------------- --------------- ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                            18.567621       19.814670           0.0000
   01/01/2005                                                            19.814670       21.110699           0.0000
=============                                                            =========       =========      ===========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                            14.427941       16.975707           0.0000
   01/01/2005                                                            16.975707       19.605943       1,704.8105
=============                                                            =========       =========      ===========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS FUND
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                            43.967239       47.819604           0.0000
   01/01/2005                                                            47.819604       49.535976           0.0000
=============                                                            =========       =========      ===========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCT TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                             6.627398        8.115896          43.4601
   01/01/2005                                                             8.115896       10.147894       4,889.9634
=============                                                            =========       =========      ===========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2))
   05/01/2004                                                            21.275514       24.423028         414.7897
   01/01/2005                                                            24.423028       26.401650         593.8155
=============                                                            =========       =========      ===========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                            11.223524       12.728544      23,071.7421
=============                                                            =========       =========      ===========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                            13.332967       13.993581         383.4850
   01/01/2005                                                            13.993581       11.997312           0.0000
=============                                                            =========       =========      ===========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                            10.000000       10.117411           0.0000
=============                                                            =========       =========      ===========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                            10.000000       10.155537           0.0000
=============                                                            =========       =========      ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                             6.502177        7.043338      52,651.6041
   01/01/2005                                                             7.043338        7.849430      30,652.0835
=============                                                            =========       =========      ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                           1.90% SEPARATE ACCOUNT PRODUCT CHARGES
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  11/19/2004
=============                                                               ==== ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  11/19/2004
=============                                                               ==== ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  04/30/2005
=============                                                               ==== ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  04/30/2005
=============                                                               ==== ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  04/30/2005
=============                                                               ==== ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  04/30/2005
=============                                                               ==== ==========



                                                                                                               NUMBER OF
                                                                              ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                             UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                              BEGINNING OF       END OF      OUTSTANDING AT
                                                                                 PERIOD          PERIOD      END OF PERIOD
                                                                            --------------- --------------- ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   13.976263       14.394588       1,268.3102
=============                                                                   =========       =========      ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   14.251352       15.265149           0.0000
=============                                                                   =========       =========      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   15.871678       16.854422      35,697.1623
   01/01/2005                                                                   16.854422       16.785051      21,664.9068
=============                                                                   =========       =========      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                   13.812031       14.788979       2,055.8101
   01/01/2005                                                                   14.788979       14.294863           0.0000
=============                                                                   =========       =========      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                   14.849635       15.931923           0.0000
   01/01/2005                                                                   15.931923       15.296730           0.0000
=============                                                                   =========       =========      ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   42.529947       46.960946      43,335.8275
   01/01/2005                                                                   46.960946       47.642491      35,702.7341
=============                                                                   =========       =========      ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    8.644194        9.566957           0.0000
   01/01/2005                                                                    9.566957        9.817471       1,331.1677
=============                                                                   =========       =========      ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   19.513349       22.659271       2,730.6200
   01/01/2005                                                                   22.659271       24.023204       3,670.0780
=============                                                                   =========       =========      ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    9.594492       10.979856      43,112.9653
   01/01/2005                                                                   10.979856       12.543118      27,905.6679
=============                                                                   =========       =========      ===========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    9.834948        9.762657      36,547.8708
   01/01/2005                                                                    9.762657        9.759505           0.0000
=============                                                                   =========       =========      ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                   12.424258       14.218141       5,965.2938
=============                                                                   =========       =========      ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                   14.933150       20.407953       2,972.4299
   01/01/2005                                                                   20.407953       19.541200           0.0000
=============                                                                   =========       =========      ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                           1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                                 NUMBER OF
                                                                            ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                           UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                            BEGINNING OF         END OF        OUTSTANDING AT
                                                                               PERIOD            PERIOD        END OF PERIOD
                                                                          ---------------   ---------------   ---------------
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004        7.747306          8.199570        85,649.8677
   01/01/2005                                            to  12/31/2005        8.199570          8.424977        50,915.5441
=============                                           ==== ==========       =========         =========       ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       11.483951         11.863917        68,264.3976
   01/01/2005                                            to  12/31/2005       11.863917         11.902882        65,754.2998
=============                                           ==== ==========       =========         =========       ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       12.172147         14.068303             0.0000
   01/01/2005                                            to  12/31/2005       14.068303         15.155264             0.0000
=============                                           ==== ==========       =========         =========       ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004        6.180690          6.981901        67,445.9940
   01/01/2005                                            to  12/31/2005        6.981901          7.852952        67,328.3340
=============                                           ==== ==========       =========         =========       ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       11.867701         14.131572        26,728.9689
   01/01/2005                                            to  12/31/2005       14.131572         16.012689        16,206.8614
=============                                           ==== ==========       =========         =========       ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005        9.998438         10.440811         1,455.7559
=============                                           ==== ==========       =========         =========       ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                            to  12/31/2004       40.305838         40.312488             0.0000
   01/01/2005                                            to  12/31/2005       40.312488         40.408096           380.7047
=============                                           ==== ==========       =========         =========       ============
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                            to  12/31/2005        9.759091          9.829291        37,883.1841
=============                                           ==== ==========       =========         =========       ============
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       15.805739         17.723119             0.0000
   01/01/2005                                            to  12/31/2005       17.723119         18.070456             0.0000
=============                                           ==== ==========       =========         =========       ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       10.505123         11.236317         1,752.5087
   01/01/2005                                            to  12/31/2005       11.236317         11.632206         2,631.6626
=============                                           ==== ==========       =========         =========       ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                            to  12/31/2004       10.895264         11.691186       101,613.7811
   01/01/2005                                            to  12/31/2005       11.691186         12.634573        76,731.6326
=============                                           ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                              1.90% SEPARATE ACCOUNT PRODUCT CHARGES
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========



                                                                                                                    NUMBER OF
                                                                                   ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                                  UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                                   BEGINNING OF       END OF      OUTSTANDING AT
                                                                                      PERIOD          PERIOD      END OF PERIOD
                                                                                 --------------- --------------- ---------------
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                        11.074965       12.609500           0.0000
   01/01/2005                                                                        12.609500       14.548836           0.0000
=============                                                                        =========       =========      ===========
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         8.679209        9.577756           0.0000
   01/01/2005                                                                         9.577756        9.810686       2,842.2631
=============                                                                        =========       =========      ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         9.545673       10.340233      68,050.4053
   01/01/2005                                                                        10.340233       11.519694      62,306.4467
=============                                                                        =========       =========      ===========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         7.499951        8.286461           0.0000
   01/01/2005                                                                         8.286461        8.692126           0.0000
=============                                                                        =========       =========      ===========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        10.864795       11.734328         653.8961
   01/01/2005                                                                        11.734328       12.242665       4,544.7139
=============                                                                        =========       =========      ===========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                        46.042512       47.681186         180.5769
   01/01/2005                                                                        47.681186       49.360843       1,845.0847
=============                                                                        =========       =========      ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        11.945157       12.692750           0.0000
   01/01/2005                                                                        12.692750       13.789115           0.0000
=============                                                                        =========       =========      ===========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                        17.791140       18.798576           0.0000
   01/01/2005                                                                        18.798576       18.918267           0.0000
=============                                                                        =========       =========      ===========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        11.512421       12.439516           0.0000
   01/01/2005                                                                        12.439516       12.709595       1,995.2079
=============                                                                        =========       =========      ===========
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        11.788139       11.816788           0.0000
   01/01/2005                                                                        11.816788       11.712494           0.0000
=============                                                                        =========       =========      ===========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        11.597247       12.611500           0.0000
   01/01/2005                                                                        12.611500       12.806465           0.0000
=============                                                                        =========       =========      ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                                                                                                 NUMBER OF
                                                                               ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                              UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                               BEGINNING OF         END OF        OUTSTANDING AT
                                                                                  PERIOD            PERIOD        END OF PERIOD
1.90% SEPARATE ACCOUNT PRODUCT CHARGES                                       ---------------   ---------------   ---------------
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                               to  12/31/2004       41.168501         44.539971          167.7802
   01/01/2005                                               to  12/31/2005       44.539971         45.989065          386.7231
=============                                              ==== ==========       =========         =========          ========
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                               to  12/31/2004       11.864131         13.471321            0.0000
   01/01/2005                                               to  12/31/2005       13.471321         14.824452            0.0000
=============                                              ==== ==========       =========         =========          ========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment options are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) Goldman Sachs Variable Insurance Trust:
Goldman Sachs Global Income Fund and Goldman Sachs Internet Tollkeeper Fund (closed effective April 25, 2002); (b) Scudder Variable Series II: Scudder Government & Agency Securities Portfolio and Scudder Small Cap Growth Portfolio (closed effective May 1, 2002); (c) Met Investors Series Trust (Class A): Lord Abbett Growth and Income Portfolio and for contracts issued prior to May 1, 2002, Lord Abbett Bond Debenture Portfolio (closed effective May 1, 2004) and for contracts issued prior to May 1, 2003, Lord Abbett Mid-Cap Value Portfolio, MFS (Reg. TM) Research International Portfolio; T. Rowe Price Mid-Cap Growth Portfolio (closed effective May 1, 2004); Third Avenue Small Cap Value Portfolio (closed effective May 1, 2005); (d) PIMCO Variable Insurance Trust (Administrative Class): PIMCO VIT Total Return Portfolio (closed effective November 22, 2004); (e) AIM Variable Insurance Funds (Series II Shares): AIM V.I. Capital Appreciation Fund (closed effective May 1, 2006); and (f) AIM Variable Insurance Funds (Series I Shares): AIM V.I. Capital Appreciation Fund (closed effective November 13, 2006).


Effective as of April 28, 2003, the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS (Reg. TM) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio. Effective as of May 1, 2004, the MFS (Reg. TM) Research Managers Portfolio was merged into the MFS (Reg. TM) Investors Trust Portfolio, both of the Metropolitan Series Fund, Inc.


Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) AIM Variable Insurance Funds: for contracts issued on or after May 1, 2002, the AIM V.I. Premier Equity Fund (Series II) was replaced with the Lord Abbett Growth and Income Fund (Class B); (b) AllianceBernstein Variable Products Series Fund, Inc. (Class B): the AllianceBernstein Premier Growth Portfolio was replaced with the Janus Aggressive Growth Portfolio (Class B) of the Met Investors Series Trust; the AllianceBernstein Value Portfolio (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class B) of the Met Investors Series Trust; and the AllianceBernstein Small Cap Value Portfolio (closed effective May 1, 2003) was replaced with the Third Avenue Small Cap Value Portfolio (Class B) of the Met Investors Series Trust;
(c) American Century Variable Portfolios, Inc.: the American Century VP Income & Growth Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust; the American Century VP Value Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Mid-Cap Value Portfolio (Class A) of the Met Investors Series Trust; and the American Century VP International Fund (closed effective May 1,
2003) was replaced with the MFS (Reg. TM) Research International Portfolio (Class A) of the Met Investors Series Trust; (d) Dreyfus Variable Investment Fund (Service Shares): the Dreyfus VIF - Disciplined Stock Portfolio (closed effective May 1, 2003) and the Dreyfus VIF - Appreciation Portfolio (closed effective May 1, 2003) were replaced with the Oppenheimer Capital Appreciation Portfolio (Class B) of the Met Investors Series Trust; (e) Franklin Templeton Variable Insurance Products Trust (Class 2): the Franklin Small Cap Fund (closed effective May 1, 2004) was replaced with the T. Rowe Price Small Cap Growth Fund (Class B) of the Metropolitan Series Fund, Inc.; and the Mutual Shares Securities Fund (closed effective May 1, 2004) was replaced with the Lord Abbett Growth and Income Portfolio (Class B) of the Met Investors Series Trust; (f) Goldman Sachs Variable Insurance Trust ("GSVIT"): the GSVIT Growth and Income Fund (closed effective May 1, 2002) was replaced with the Lord Abbett Growth and Income Fund (Class A) of the Met Investors Series Trust; and the GSVIT International Equity Fund (closed effective May 1, 2002) was replaced with the MFS (Reg. TM) Research International Portfolio (Class A) of the Met Investors Series Trust; (g) INVESCO Variable Investment Funds, Inc.: the INVESCO VIF-Dynamics Fund (closed effective May 1, 2003) was replaced with the
T. Rowe Price Mid-Cap Growth Portfolio (Class A) of the Met Investors Series Trust; and the INVESCO VIF-High Yield Fund (closed effective May 1, 2002) was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of Met

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

Investors Series Trust; (h) Liberty Variable Investments: the Newport Tiger Fund, Variable Series (Class A) (closed effective May 1, 2002) was replaced with the MFS (Reg. TM) Research International Portfolio (Class A) of the Met Investors Series Trust; (i) MFS (Reg. TM) Variable Insurance Trust (Service Class): MFS (Reg. TM) Research Series (closed effective May 1, 2003) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class B) of the Met Investors Series Trust; MFS (Reg. TM) Emerging Growth Series (closed effective May 1, 2004) was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class B) of the Metropolitan Series Fund; and the MFS (Reg. TM) Strategic Income Series (closed effective May 1, 2004) was replaced with the Salomon Brothers Strategic Bond Opportunities Portfolio (Class B) of the Metropolitan Series Fund; (j) Putnam Variable Trust (Class B): Putnam VT New Value Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Fund (Class B) of the Met Investors Series Trust; and the Putnam VT International New Opportunities Fund (closed effective May 1, 2003) was replaced with the MFS (Reg. TM) Research International Portfolio of the Met Investors Series Trust; (k) Scudder Variable Series I, (Class B): the Scudder International Portfolio (closed effective May 1, 2003) was replaced with the MFS (Reg. TM) Research International Portfolio (Class B) of the Met Investors Series Trust.


Effective as of November 22, 2004, the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Select Equity Portfolio of the Met Investors Series Trust was merged into the Capital Guardian U.S. Equity Portfolio of the Metropolitan Series Fund, Inc.; and J.P. Morgan Quality Bond Portfolio of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio of the Met Investors Series Trust.


Effective as of May 1, 2005, the Money Market Portfolio of the Met Investors Series Trust merged into the BlackRock Money Market Portfolio of the Metropolitan Series Fund, Inc.


Effective as of May 1, 2005, the following investment portfolios were replaced:
(a) AIM Variable Insurance Funds: the AIM V.I. Premier Equity Fund (Series I) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust; (b) AllianceBernstein Variable Products Series Fund, Inc.: the AllianceBernstein Real Estate Investment Portfolio (Class B) was replaced with the Neuberger Berman Real Estate Portfolio (Class B) of the Met Investors Series Trust; (c) the Dreyfus Stock Index Fund (Service Class) was replaced with the MetLife Stock Index Portfolio (Class B) of the Metropolitan Series Fund, Inc.; (d) MFS (Reg. TM) Variable Insurance Trust: the MFS (Reg. TM) High Income Series (Service Class) was replaced with the Lord Abbett Bond Debenture Portfolio (Class B) of the Met Investors Series Trust; and the MFS (Reg. TM) New Discovery Series (Service Class) was replaced with the Met/AIM Small Cap Growth Portfolio (Class B) of the Met Investors Series Trust; (e) Putnam Variable Trust: the Putnam VT International Equity Fund (Class IB) was replaced with the MFS (Reg. TM) Research International Portfolio (Class B) of the Met Investors Series Trust; (f) Scudder Variable Series II: the SVS Dreman Small Cap Value Portfolio (Class A) was replaced with the Third Avenue Small Cap Value Portfolio (Class A) of the Met Investors Series Trust; and (g) Fidelity Variable Insurance Products: the VIP High Income Portfolio (Service Class 2) was replaced with the Lord Abbett Bond Debenture Portfolio (Class B) of the Met Investors Series Trust.


Effective as of May 1, 2006, the MFS (Reg. TM) Investors Trust Portfolio (Class
B) of the Metropolitan Series Fund, Inc. merged into the Legg Mason Value Equity Portfolio (Class B) of the Met Investors Series Trust.


Effective as of May 1, 2006, Fidelity Variable Insurance Products: VIP Growth Portfolio (Service Class 2) was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class B) of the Metropolitan Series Fund, Inc.


Effective as of May 1, 2006, the following investment portfolios were renamed:
(a) Metropolitan Series Fund, Inc.: Salomon Brothers Strategic Bond Opportunities Portfolio (Class B) was renamed Metropolitan Series Fund, Inc.:
Western Asset Management Strategic Bond Opportunities Portfolio (Class B); (b) Scudder Variable Series II: Scudder Government & Agency Securities Portfolio (closed effective May 1, 2002) was renamed DWS Variable Series II: DWS Government & Agency Securities Portfolio (closed effective May 1, 2002); and
(c) Scudder Variable Series II: Scudder Small Cap Growth Portfolio (closed effective May 1, 2002) was renamed DWS Variable Series II: DWS Small Cap Growth Portfolio (closed effective May 1, 2002).

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

YOU SHOULD READ THE PROSPECTUSES FOR THESE DISCONTINUED INVESTMENT PORTFOLIOS FOR MORE INFORMATION ON FEES, CHARGES, INVESTMENT OBJECTIVES AND RISKS. A COPY OF THE FUND PROSPECTUSES HAS PREVIOUSLY BEEN PROVIDED TO YOU.

APPENDIX B

PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.


AIM VARIABLE INSURANCE FUNDS (SERIES II SHARES)


AIM Variable Insurance Funds is a mutual fund with multiple portfolios. AIM Advisors, Inc. is the investment adviser to each portfolio. The following Series II portfolios are available under the contract:


AIM V.I. INTERNATIONAL GROWTH FUND


INVESTMENT OBJECTIVE: The Fund's investment objective is to provide long-term growth of capital.


FIDELITY VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)


Fidelity Variable Insurance Products is a variable insurance product portfolio fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. FMR Co., Inc. is the subadviser for the fund. The following Service Class 2 portfolios are available under the contract:


VIP EQUITY-INCOME PORTFOLIO


INVESTMENT OBJECTIVE: The Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation.


FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)


Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate series (the Fund or Funds). Funds may be available in multiple classes: Class 1, Class 2 and Class 3. The portfolios available in connection with your contract are Class 2 shares. Templeton Asset Management Ltd. is the investment adviser for the Templeton Developing Markets Securities Fund and Templeton Investment Counsel, LLC is the investment adviser for the Templeton Foreign Securities Fund. The following Class 2 portfolios are available under the contract:


TEMPLETON DEVELOPING MARKETS SECURITIES FUND


INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital appreciation. Under normal market conditions, the Fund will invest at least 80% of its net assets in emerging market investments. Emerging market investments generally include equity securities that trade in emerging markets or are issued by companies that derive significant revenue from goods, services, or sales produced, or have their principal activities or significant assets in emerging market countries.


TEMPLETON FOREIGN SECURITIES FUND


INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital growth.


MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED)


Met Investors Series Trust is managed by Met Investors Advisory, LLC. which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or Class A, as noted, portfolios are available under the contract:


MET/AIM CAPITAL APPRECIATION PORTFOLIO (CLASS A)


SUBADVISER: AIM Capital Management, Inc.


INVESTMENT OBJECTIVE: The Met/AIM Capital Appreciation Portfolio seeks long-term growth of capital.


MET/AIM SMALL CAP GROWTH PORTFOLIO


SUBADVISER: AIM Capital Management, Inc.


INVESTMENT OBJECTIVE: The Met/AIM Small Cap Growth Portfolio seeks long-term growth of capital.


CYCLICAL GROWTH AND INCOME ETF PORTFOLIO


SUBADVISER: Gallatin Asset Management, Inc.


INVESTMENT OBJECTIVE: The Cyclical Growth and Income ETF Portfolio seeks growth of capital and income.

CYCLICAL GROWTH ETF PORTFOLIO


SUBADVISER: Gallatin Asset Management, Inc.


INVESTMENT OBJECTIVE: The Cyclical Growth ETF Portfolio seeks growth of capital.


LEGG MASON AGGRESSIVE GROWTH PORTFOLIO (formerly Janus Aggressive Growth Portfolio)


SUBADVISER: ClearBridge Advisors, LLC (formerly Janus Capital Management LLC)


INVESTMENT OBJECTIVE: The Legg Mason Aggressive Growth Portfolio seeks long-term growth of capital.


LEGG MASON VALUE EQUITY PORTFOLIO


SUBADVISER: Legg Mason Capital Management, Inc.


INVESTMENT OBJECTIVE: The Legg Mason Value Equity Portfolio seeks long-term capital appreciation.


LORD ABBETT BOND DEBENTURE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.


LORD ABBETT GROWTH AND INCOME PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.


LORD ABBETT MID-CAP VALUE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Mid-Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.


MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO


SUBADVISER: MFS (Reg. TM) Investment Management


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.


NEUBERGER BERMAN REAL ESTATE PORTFOLIO


SUBADVISER: Neuberger Berman Management, Inc.


INVESTMENT OBJECTIVE: The Neuberger Berman Real Estate Portfolio seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.


OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO


SUBADVISER: OppenheimerFunds, Inc.


INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.


PIMCO TOTAL RETURN PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.


MET/PUTNAM CAPITAL OPPORTUNITIES PORTFOLIO


SUBADVISER: Putnam Investment Management, LLC


INVESTMENT OBJECTIVE: The Met/Putnam Capital Opportunities Portfolio seeks to provide a high total return from a portfolio of equity securities of small and mid-sized companies.


T. ROWE PRICE MID-CAP GROWTH PORTFOLIO


SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Mid-Cap Growth Portfolio seeks to provide long-term growth of capital.


THIRD AVENUE SMALL CAP VALUE PORTFOLIO


SUBADVISER: Third Avenue Management LLC.


INVESTMENT OBJECTIVE: The Third Avenue Small Cap Value Portfolio seeks long-term capital appreciation.

VAN KAMPEN COMSTOCK PORTFOLIO


SUBADVISER: Morgan Stanley Investment Management Inc.


INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.


VAN KAMPEN MID-CAP GROWTH PORTFOLIO (formerly Lord Abbett Growth Opportunities Portfolio)


SUBADVISER: Morgan Stanley Investment Management Inc. (formerly Lord, Abbett & Co. LLC)


INVESTMENT OBJECTIVE: The Van Kampen Mid-Cap Growth Portfolio seeks capital appreciation.


METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)


Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. The following Class B or Class E, as noted, are available under the contract:


BLACKROCK BOND INCOME PORTFOLIO


SUBADVISER: BlackRock Advisors, Inc.


INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.


BLACKROCK MONEY MARKET PORTFOLIO


SUBADVISER: BlackRock Advisors, Inc.


INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio. During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.


BLACKROCK STRATEGIC VALUE PORTFOLIO


SUBADVISER:BlackRock Advisors, Inc.


INVESTMENT OBJECTIVE: The BlackRock Strategic Value Portfolio seeks a high total return, consisting principally of captial appreciation.


CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO


SUBADVISER: Capital Guardian Trust Company


INVESTMENT OBJECTIVE: The Capital Guardian U.S. Equity Portfolio seeks long-term growth of capital.


DAVIS VENTURE VALUE PORTFOLIO (CLASS E)


SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L. P. may delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary.


INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.


FI INTERNATIONAL STOCK PORTFOLIO


SUBADVISER: Fidelity Management & Research Company


INVESTMENT OBJECTIVE: The FI International Stock Portfolio seeks long-term growth of capital.


FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO


SUBADVISER: Franklin Advisers, Inc.


INVESTMENT OBJECTIVE: The Franklin Templeton Small Cap Growth Portfolio seeks long-term capital growth.


JENNISON GROWTH PORTFOLIO


SUBADVISER: Jennison Associates LLC


INVESTMENT OBJECTIVE: The Jennison Growth Portfolio seeks long-term growth of capital.


METLIFE STOCK INDEX PORTFOLIO


SUBADVISER: Metropolitan Life Insurance Company


INVESTMENT OBJECTIVE: The MetLife Stock Index Portfolio seeks to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.


T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO


SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Large Cap Growth Portfolio seeks long-term growth of capital and, secondarily, dividend income.


T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO


SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Small Cap Growth Portfolio seeks long-term capital growth.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO (formerly, Salomon Brothers Strategic Bond Opportunities Portfolio)


SUBADVISER: Western Asset Management Company (formerly, Salomon Brothers Asset Management Inc)


INVESTMENT OBJECTIVE: The Western Asset Management Strategic Bond Opportunities Portfolio seeks to maximize total return consistent with preservation of capital.


PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)


PIMCO Variable Insurance Trust is a mutual fund with multiple portfolios. Pacific Investment Management Company LLC is the investment adviser to each portfolio. The following Administrative Class portfolios are available under the contract:


PIMCO VIT HIGH YIELD PORTFOLIO


INVESTMENT OBJECTIVE: The High Yield Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The High Yield Portfolio invests at least 80% of its assets in a diversified portfolio of high yield securities ("junk bonds") rated below investment grade but rated at least Caa by Moody's or CCC by S&P, or, if unrated, determined by PIMCO to be of comparable quality subject to a maximum of 5% of its total assets in securities rated Caa by Moody's or CCC by S&P, or if unrated, determined by PIMCO to be of comparable quality.


PIMCO VIT LOW DURATION PORTFOLIO


INVESTMENT OBJECTIVE: The Low Duration Portfolio seeks to maximize total return, consistent with preservation of capital and prudent investment management. The Low Duration Portfolio invests under normal circumstances at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities.


PIMCO VIT STOCKSPLUS GROWTH AND INCOME PORTFOLIO


INVESTMENT OBJECTIVE: The StocksPLUS Growth and Income Portfolio seeks to achieve a total return which exceeds the total return performance of the S&P
500. The StocksPLUS Growth and Income Portfolio invests in common stocks, options, futures, options on futures and swaps. Under normal market conditions, the Portfolio invests substantially all of its assets in S&P 500 derivatives, backed by a portfolio of fixed income instruments.


PUTNAM VARIABLE TRUST (CLASS IB)


Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolios are available under the contract:


PUTNAM VT GROWTH AND INCOME FUND


INVESTMENT OBJECTIVE: The Fund seeks capital growth and current income.


PUTNAM VT VISTA FUND


INVESTMENT OBJECTIVE: The Fund seeks capital appreciation.


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)


In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios are available under the contract:


METLIFE DEFENSIVE STRATEGY PORTFOLIO*


INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks a high level of current income with growth of capital, a secondary objective.


METLIFE MODERATE STRATEGY PORTFOLIO*


INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.


MET INVESTORS SERIES TRUST - GALLATIN ASSET ALLOCATION PORTFOLIOS (CLASS B)


In addition to the Met Investors Series Trust portfolios and Met Investors Series Trust - MetLife Asset Allocation Program Portfolios listed above, the following Class B portfolios are also available under the contract:


STRATEGIC GROWTH AND INCOME PORTFOLIO*


SUBADVISER: Gallatin Asset Management, Inc.


INVESTMENT OBJECTIVE: The Strategic Growth and Income Portfolio seeks both growth of capital and income where growth takes precedence over income.

STRATEGIC CONSERVATIVE GROWTH PORTFOLIO*


SUBADVISER: Gallatin Asset Management, Inc.


INVESTMENT OBJECTIVE: The Strategic Conservative Growth Portfolio seeks primarily growth of capital with a level of risk expected to be less than that of an investor fully invested in stocks.


STRATEGIC GROWTH PORTFOLIO*


SUBADVISER: Gallatin Asset Management, Inc.


INVESTMENT OBJECTIVE: The Strategic Growth Portfolio seeks growth of capital.


* This portfolio is expected to be available on or about November 13, 2006.

APPENDIX C

EDCA EXAMPLES WITH MULTIPLE PURCHASE PAYMENTS

In order to show how the EDCA program works, we have created some examples. The examples are purely hypothetical and are for illustrative purposes only. The interest rate earned in an EDCA account will be 3%, plus any additional interest which we may declare from time to time. In addition, each bucket attributable to a subsequent purchase payment will earn interest at the then-current interest rate applied to new allocations to an EDCA account of the same monthly term.


6-MONTH EDCA

The following example demonstrates how the 6-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $12,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $10,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $12,000 allocation amount by 6 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using the following formula:


Account Value 1st Payment Bucket (month 2) =


Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate)(1/12) - EDCA Transfer Amount


At the beginning of the 4th month, a second purchase payment of $6,000 is allocated to the EDCA program. The entire $6,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $6,000 allocation amount divided by 6) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.



                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                12000                   2000                  10000                10000
    2                                        2000                   8095                 8095
    3                                        2000                   6172                 6172
    4                 6000                   3000                   9230                 3230               6000
    5                                        3000                   6309                  261               6048
    6                                        3000                   3359                    0               3359
    7                                        3000                    386                    0                386
    8                                         389                      0                    0                  0
    9                                           0                      0                    0                  0
   10                                           0                      0                    0                  0
   11                                           0                      0                    0                  0
   12                                           0                      0                    0                  0
   13                                           0                      0                    0                  0
   14                                           0                      0                    0                  0
   15                                           0                      0                    0                  0

12-MONTH EDCA

The following example demonstrates how the 12-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $24,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $22,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $24,000 allocation amount by 12 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA account value are accumulated at the EDCA interest rate using the following formula:


Account Value 1st Payment Bucket (month 2) =


Account Value 1st Payment Bucket (month 1) x


(1+EDCA Rate)(1/12) - EDCA Transfer Amount


At the beginning of the 6th month, a second purchase payment of $12,000 is allocated to the EDCA program. The entire $12,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $12,000 allocation amount divided by 12) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.



                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                24000                   2000                  22000                22000
    2                                        2000                  20209                20209
    3                                        2000                  18401                18401
    4                                        2000                  16575                16575
    5                                        2000                  14732                14732
    6                12000                   3000                  23872                11872              12000
    7                                        3000                  21801                 8985              12096
    8                                        3000                  18262                 6070              12192
    9                                        3000                  15417                 3128              12289
   10                                        3000                  12545                  157              12387
   11                                        3000                   9645                    0               9645
   12                                        3000                   6722                    0               6722
   13                                        3000                   3776                    0               3776
   14                                        3000                    806                    0                806
   15                                         812                      0                    0                  0

APPENDIX D

DESCRIPTION OF GMIB I

You can only elect the GMIB I at the time you purchase the contract and if you are age 75 or less. Once elected, the rider cannot be terminated except as described below. The GMIB I may be exercised after a 10 year waiting period, up through age 85, within 30 days following a contract anniversary.


INCOME BASE. The INCOME BASE is the greater of (a) or (b) minus (c) below:


(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. The Highest Anniversary Value is increased by additional purchase payments and will be reduced by the percentage reduction in account value caused by subsequent partial withdrawals. On each contract anniversary prior to your 81st birthday, the Highest Anniversary Value will be reset equal to the greater of the Highest Anniversary Value at that time or the account value on the date of the recalculation. After your 81st birthday, the Highest Anniversary Value will be increased for subsequent purchase payments and reduced by the percentage reduction in account value caused by subsequent partial withdrawals.


(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:


    (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 6% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter;


    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
          (1) or (2) as defined below:


         (1) The withdrawal adjustment for each withdrawal in a contract year is the value of the annual increase amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributable to that withdrawal; or



         (2) If total withdrawals in a contract year are 6% or less of the Annual Increase Amount on the issue date or previous contract anniversary, if later, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and will be treated as though the corresponding withdrawals occurred at the end of that contract year.


(c) An amount equal to the withdrawal charge which would be assessed upon a complete withdrawal plus premium and other taxes.


It is possible that the income base can be greater than your account value. The income base is not available for withdrawals and is only used for purposes of calculating the GMIB I payments and charges for the GMIB I rider.


OWNERSHIP. While the GMIB I rider is in effect, the owner (or joint owners) and annuitant (or joint annuitants) must be the same. If a non-natural person owns the contract, then annuitant will be deemed to be the owner in determining the income base and GMIB I payments. If joint owners are named, the age of the oldest owner will be used to determine the income base.


Upon the exercise of the GMIB I, your annuity payments will be the greater of:


o The annuity payment determined by applying the amount of the Income Base to the GMIB Annuity Table; or


o The annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")

EXERCISING THE GMIB I RIDER. When you elect to receive annuity payments under the GMIB I, you have your choice of two fixed annuity options:


o A life annuity with a ten year period certain (period certain shortens for ages 80 and above); or


o  A joint survivor life annuity with 10 year period certain.


TERMINATING THE GMIB I RIDER. The GMIB I rider will terminate upon the earliest of:


o The date you elect to receive annuity payments either under the GMIB I rider or the contract;


o The 30th day following the contract anniversary immediately after your 85th birthday;


o  The date you make a complete withdrawal of your account value;


o Death of the owner or death of the annuitant if a non-natural person owns the contract; or


o  Change of the owner, for any reason, unless we otherwise agree.


MetLife Investors currently waives the contractual requirement that terminates the GMIB I rider in the event of the death of the owner in circumstances where the spouse of the owner elects to continue the contract. (See "Death Benefit - General Death Benefit Provisions.") In such event the GMIB I rider will automatically continue unless the spouse elects to terminate the rider. We are permanently waiving this requirement with respect to purchasers of the contract offered by this prospectus who have elected the GMIB I rider.


When the GMIB I rider terminates, the corresponding GMIB I rider charge terminates.

APPENDIX E

GUARANTEED MINIMUM INCOME BENEFIT EXAMPLES

The purpose of these examples is to illustrate the operation of the Guaranteed Minimum Income Benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges.


(1) THE 5% ANNUAL INCREASE AMOUNT


    Determining a value upon which future income payments will be based
    -------------------------------------------------------------------


    Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your account value fluctuates above and below your initial purchase payment depending on the investment performance of the investment options you selected. Your purchase payments accumulate at the annual increase rate of 5%, until the contract anniversary on or immediately after the contract owner's 85th birthday. Your purchase payments are also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The line (your purchase payments accumulated at 5% a year adjusted for withdrawals and charges "the 5% Annual Increase Amount") is the value upon which future income payments can be based.


[GRAPHIC APPEARS HERE]






    Determining your guaranteed lifetime income stream
    --------------------------------------------------


    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, your 5% Annual Increase Amount is higher than the Highest Anniversary Value and will produce a higher income benefit. Accordingly, the 5% Annual Increase Amount will be applied to the annuity pay-out rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.


[GRAPHIC APPEARS HERE]






(2) THE "HIGHEST ANNIVERSARY VALUE" ("HAV")


    Determining a value upon which future income payments will be based
    -------------------------------------------------------------------


    Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the account value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract anniversary immediately prior to the contract owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value line is the value upon which future income payments can be based.


[GRAPHIC APPEARS HERE]

    Determining your guaranteed lifetime income stream
    --------------------------------------------------


    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, the Highest Anniversary Value is higher than the account value. Accordingly, the Highest Anniversary Value will be applied to the annuity payout rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.


[GRAPHIC APPEARS HERE]






(3) PUTTING IT ALL TOGETHER


    Prior to annuitization, the two calculations (the 5% Annual Increase Amount and the Highest Anniversary Value) work together to protect your future income. Upon annuitization of the contract, you will receive income payments for life and the income bases and the account value will cease to exist. Also, the Guaranteed Minimum Income Benefit may only be exercised no later than the contract anniversary on or following the contract owner's 85th birthday, after a 10 year waiting period, and then only within a 30 day period following the contract anniversary.


[GRAPHIC APPEARS HERE]






    With the Guaranteed Minimum Income Benefit, the Income Base is applied to special, conservative Guaranteed Minimum Income Benefit annuity purchase factors, which are guaranteed at the time the contract is issued. However, if then-current annuity purchase factors applied to the account value would produce a greater amount of income, then you will receive the greater amount. In other words, when you annuitize your contract you will receive whatever amount produces the greatest income payment. Therefore, if your account value would provide greater income than would the amount provided under the Guaranteed Minimum Income Benefit, you will have paid for the Guaranteed Minimum Income Benefit although it was never used.


[GRAPHIC APPEARS HERE]

APPENDIX F

GUARANTEED WITHDRAWAL BENEFIT EXAMPLES

The purpose of these examples is to illustrate the operation of the Guaranteed Withdrawal Benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties.


A.   How Withdrawals Affect the Benefit Base


  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 ($100,000 + 5% GWB Bonus Amount). Assume that the account value grew to $110,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $105,000 - $10,000 = $95,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $100,000 exceeds the Benefit Base of $95,000, no further reduction to the Benefit Base is made.


  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000. Assume that the account value shrank to $90,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $95,000 and the account value would be reduced to $80,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $80,000 is less than the Benefit Base of $95,000, a further reduction of the $15,000 difference is made, bringing the Benefit Base to $80,000.


B. How Withdrawals and Subsequent Purchase Payments Affect the Annual Benefit Payment


An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350 ($105,000 x 7%). If $7,000 withdrawals were then made for each of the next five years, the Benefit Base would be decreased to $70,000. If a subsequent purchase payment of $10,000 were made the next day, the Benefit Base would be increased to $70,000 + $10,000 + (5% x $10,000) = $80,500. The Annual Benefit Payment would be reset to the greater of a) $7,350 (the Annual Benefit Payment before the second purchase payment) and b) $5,635 (7% multiplied by the Benefit Base after the second purchase payment). In this case, the Annual Benefit Payment would remain at $7,350.


C.   How Withdrawals Affect the Annual Benefit Payment


  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350. If a withdrawal of $9,000 was made the next day, and negative market performance reduced the account value by an additional $1,000, the account value would be reduced to $100,000 - $9,000 - $1,000 = $90,000.
     Since the withdrawal of $9,000 exceeded the Annual Benefit Payment of $7,350, the Annual Benefit Payment would be reset to the lower of a) $7,350 (the Annual Benefit Payment before the withdrawal) and b) $6,300 (7% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would be reset to $6,300.


  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350. If a withdrawal of $10,000 was made two years later after the account value had increased to $150,000, the account value would be reduced to $140,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $7,350, the Annual Benefit Payment would be reset to the lower of a) $7,350 (the Annual Benefit Payment before the withdrawal) and b) $9,800 (7% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would remain at $7,350.


D. How Withdrawals and Subsequent Purchase Payments Affect the Guaranteed Withdrawal Amount


An initial purchase payment is made of $100,000 and the initial Guaranteed Withdrawal Amount and initial Benefit Base would both be $105,000. Assume that over the next five years, withdrawals reduced the Benefit Base to $70,000. If a subsequent purchase payment of $10,000 was made, the Benefit Base would be increased to $70,000 + $10,000 + (5% x

$10,000) = $80,500. The Guaranteed Withdrawal Amount would be reset to the greater of a) $105,000 (the Guaranteed Withdrawal Amount before the second purchase payment) and b) $80,500 (the Benefit Base after the second purchase payment). In this case, the Guaranteed Withdrawal Amount would remain at $105,000.


E.   Putting It All Together


     1.   When Withdrawals Do Not Exceed the Annual Benefit Payment


An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000, and the Annual Benefit Payment would be $7,350. Assume that the Benefit Base was reduced to $82,950 due to 3 years of withdrawing $7,350 each year and assume that the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $7,350 at this time, your account value would be reduced to $50,000 - $7,350 = $42,650. Your Benefit Base would be reduced to $82,950 - $7,350 = $75,600. Since the withdrawal of $7,350 did not exceed the Annual Benefit Payment, there would be no additional reduction to the Benefit Base. The Guaranteed Withdrawal Amount would remain at $105,000 and the Annual Benefit Payment would remain at $7,350.


[GRAPHIC APPEARS HERE]

              Annual Benefit       Actual          Account      Benefit
                 Payment        Withdrawals         Value        Base
                 -------        -----------        -------      -------
 0                    0                0           100,000      105,000
 1                7,350            7,350            85,000       97,650
 2                7,350            7,350            68,000       90,300
 3                7,350            7,350            50,000       82,950
 4                7,350            7,350            42,650       75,600
 5                7,350            7,350            35,300       68,250
 6                7,350            7,350            27,950       60,900
 7                7,350            7,350            20,600       53,550
 8                7,350            7,350            13,250       46,200
 9                7,350            7,350             5,900       38,850
10                7,350            7,350                 0       31,500
11                7,350            7,350                 0       24,150
12                7,350            7,350                 0       16,800
13                7,350            7,350                 0        9,450
14                7,350            7,350                 0        2,100
15                2,100            2,100                 0            0
16
17
18

  2.   When Withdrawals Do Exceed the Annual Benefit Payment


An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000, and the Annual Benefit Payment would be $7,350. Assume that the Benefit Base was reduced to $82,950 due to 3 years of withdrawing $7,350 each year. Assume the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $10,000 at this time, your account value would be reduced to $50,000 - $10,000 = $40,000. Your Benefit Base would be reduced to $82,950 - $10,000 = $72,950. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $7,350 and the resulting Benefit Base would be greater than the resulting account value, there would be an additional reduction to the Benefit Base. The Benefit Base after the withdrawal would be set equal to the account value after the withdrawal = $40,000. The Annual Benefit Payment would be set equal to the lesser of $7,350 and 7% x $40,000 = $2,800. The Guaranteed Withdrawal Amount would remain at $105,000, but this amount now no longer would be guaranteed to be received over time. The new Benefit Base of $40,000 would be now the amount guaranteed to be available to be withdrawn over time.


[GRAPHIC APPEARS HERE]

              Annual Benefit       Actual          Account      Benefit
                 Payment        Withdrawals         Value        Base
                 -------        -----------        -------      -------
 0                   $0               $0          $100,000     $105,000
 1                7,350            7,350            85,000       97,650
 2                7,350            7,350            68,000       90,300
 3                7,350            7,350            50,000       82,950
 4                7,350           10,000            40,000       40,000
 5                2,800            2,800            37,200       37,200
 6                2,800            2,800            34,400       34,400
 7                2,800            2,800            31,600       31,600
 8                2,800            2,800            28,800       28,800
 9                2,800            2,800            26,000       26,000
10                2,800            2,800            23,200       23,200
11                2,800            2,800            20,400       20,400
12                2,800            2,800            17,600       17,600
13                2,800            2,800            14,800       14,800
14                2,800            2,800            12,000       12,000
15                2,800            2,800             9,200        9,200
16                2,800            2,800             6,400        6,400
17                2,800            2,800             3,600        3,600
18                2,800            2,800               800          800


F. How the Optional Reset Works If Elected on the 5th Contract Anniversary (may be elected prior to age 86) - GWB I


Assume that a contract had an initial purchase payment of $100,000 and the fee is .50%. The initial account value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350.


The account value on the fifth contract anniversary grew due to market performance to $195,850. Assume the fee remains at .50%. If an Optional Reset is elected, the charge would remain at .50%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $195,850, and the Annual Benefit Payment would become 7% x $195,850 = $13,710.


The account value on the tenth contract anniversary grew due to market performance to $250,488. Assume the fee has been increased to .60%. If an Optional Reset is elected, the charge would increase to .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $250,488, and the Annual Benefit Payment would become 7% x $250,488 = $17,534.

The account value on the fifteenth contract anniversary grew due to market performance to $395,016. Assume the fee is still .60%. If an Optional Reset is elected, the charge would remain at .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $395,016, and the Annual Benefit Payment would become 7% x $395,016 = $27,651.


The period of time over which the Annual Benefit Payment may be taken would be lengthened.


[GRAPHIC APPEARS HERE]

              Annual Benefit     Cumulative       Account
                Payment         Withdrawals        Value
              --------------    -----------       -------
 1              $ 7,350.00      $  7,350.00      $105,000.00
 2                7,350.00        14,700.00       125,000.00
 3                7,350.00        22,050.00       130,000.00
 4                7,350.00        29,400.00       145,000.00
 5                7,350.00        36,750.00       185,000.00
 6               13,709.50        50,459.50       195,850.00
 7               13,709.50        64,169.00       175,000.00
 8               13,709.50        77,878.50       185,200.00
 9               13,709.50        91,588.00       189,300.00
10               13,709.50       105,297.50       205,200.00
11               17,534.16       122,831.70       250,488.00
12               17,534.16       140,365.80       260,322.00
13               17,534.16       157,900.00       245,000.00
14               17,534.16       175,434.10       285,000.00
15               17,534.16       192,968.30       315,000.00
16               27,651.12       220,619.40       395,016.00
17               27,651.12       248,270.50       410,100.00
18               27,651.12       275,921.70       425,200.00
19               27,651.12       303,572.80       420,200.00
20               27,651.12       331,223.90       452,000.00


G. How the Optional Reset Works If Elected on the 3rd Contract Anniversary (may be elected prior to age 86) - ENHANCED GWB


Assume that a contract had an initial purchase payment of $100,000 and the fee is .50%. The initial account value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350.


The account value on the third contract anniversary grew due to market performance to $148,350. Assume the fee remains at .50%. If an Optional Reset is elected, the charge would remain at .50%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $148,350, and the Annual Benefit Payment would become 7% x $148,350 = $10,385.


The account value on the sixth contract anniversary grew due to market performance to $179,859. Assume the fee has been increased to .60%. If an Optional Reset is elected, the charge would increase to .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $179,859, and the Annual Benefit Payment would become 7% x $179,859 = $12,590.

The account value on the ninth contract anniversary grew due to market performance to $282,582. Assume the fee is still .60%. If an Optional Reset is elected, the charge would remain at .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $282,582, and the Annual Benefit Payment would become 7% x $282,582 = $19,781.


The period of time over which the Annual Benefit Payment may be taken would be lengthened.


[GRAPHIC APPEARS HERE]

               Annual
              Benefit    Cumulative    Account
              Payment    Withdrawals    Value
              -------    -----------   -------
1               7350         7350      105000
2               7350        14700      125000
3               7350        22050      130000
4              10385        32435      148350
5              10385        42819      185000
6              10385        53204      195000
7              12590        65794      179859
8              12590        78384      210000
9              12590        90974      223000
10             19781       110755      282582
11             19781       130535      270000
12             19781       150316      278000
13                 0            0      315000


H. How an Optional Reset May Increase the Benefit Base While Decreasing the Guaranteed Withdrawal Amount and Annual Benefit Payment


Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350.


Assume that the Benefit Base is reduced to $70,000 due to 5 years of withdrawing $7,000 each year, but also assume that, due to positive market performance, the account value at the end of 5 years is $80,000. If an Optional Reset is elected, the Benefit Base would be reset from $70,000 to $80,000, the Guaranteed Withdrawal Amount would be reduced from $105,000 to $80,000, and the Annual Benefit Payment would be reduced from $7,350 to $5,600 ($80,000 x 7%).


Under these circumstances, the Optional Reset increases the Benefit Base (the remaining amount of money you are guaranteed to receive) by $10,000, but also reduces the Annual Benefit Payment, thereby lengthening the period of time over which you will receive the money. This Optional Reset also reduces the Guaranteed Withdrawal Amount, against which the GWB rider charge is calculated. If the GWB rider charge fee rate does not increase in connection with the Optional Reset, the reduced Guaranteed Withdrawal Amount will result in a reduction in the amount of the annual GWB rider charge.

I.   Annual Benefit Payment Continuing When Account Value Reaches Zero


Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350 ($105,000 x 7%).


Assume that the Benefit Base was reduced to $31,500 due to 10 years of withdrawing $7,350 each year and assume that the account value was further reduced to $0 at year 11 due to poor market performance. We would commence making payments to you (equal, on an annual basis, to the Annual Benefit Payment) until the Benefit Base is exhausted.


In this situation (assuming monthly payments), there would be 51 payments of $612.50 and a final payment of $262.50, which, in sum, would deplete the $31,500 Benefit Base. The total amount withdrawn over the life of the contract would then be $105,000.


[GRAPHIC APPEARS HERE]

         Annual
         Benefit        Account          Benefit
         Payment         Value            Base
         --------      ---------        ---------
1        $7,350         $100,000        $105,000
2         7,350           73,000          97,650
3         7,350           52,750          90,300
4         7,350         37,562.5          82,950
5         7,350        26,171.88          75,600
6         7,350        17,628.91          68,250
7         7,350        11,221.68          60,900
8         7,350         6,416.26          53,550
9         7,350        2,812.195          46,200
10        7,350         109.1461          38,850
11        7,350                0          31,500
12        7,350                0          24,150
13        7,350                0          16,800
14        7,350                0           9,450
15        2,100                0           2,100
16            0                                0

                                                  THE VARIABLE ANNUITY CONTRACT
                                                                       ISSUED BY

                                            METLIFE INVESTORS INSURANCE COMPANY


                                                                             AND


                                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE


                                                                         CLASS B


                                                                NOVEMBER 9, 2006


This prospectus describes the flexible premium deferred variable annuity contract offered by MetLife Investors Insurance Company (MetLife Investors or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.


                               The annuity contract has 28 investment choices -
a fixed account that offers an interest rate guaranteed by us, and 27 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios.


AMERICAN FUNDS INSURANCE SERIES
(CLASS 2):
     American Funds Global Growth Fund*


FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2):
     Templeton Growth Securities Fund


MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED):
     Lord Abbett America's Value Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Growth and Income Portfolio
     Lord Abbett Mid-Cap Value Portfolio
     MFS (Reg. TM) Research International Portfolio
     Oppenheimer Capital Appreciation Portfolio
     PIMCO Total Return Portfolio
     Pioneer Fund Portfolio (Class A)
     Pioneer Mid-Cap Value Portfolio (Class A)
     Pioneer Strategic Income Portfolio (Class A)
     Met/Putnam Capital Opportunities Portfolio
     Van Kampen Comstock Portfolio
     Van Kampen Mid-Cap Growth Portfolio
         (formerly Lord Abbett Growth Opportunities Portfolio)


METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED):
     BlackRock Bond Income Portfolio
     BlackRock Money Market Portfolio
     Capital Guardian U.S. Equity Portfolio
     Davis Venture Value Portfolio (Class E)
     MFS (Reg. TM) Total Return Portfolio
     Oppenheimer Global Equity Portfolio


PUTNAM VARIABLE TRUST (CLASS IB):
     Putnam VT Equity Income Fund


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B):
     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

* This portfolio is expected to be available on or about November 13, 2006.

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors Variable Annuity Contract.

To learn more about the MetLife Investors Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated November 9, 2006. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 47 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at WWW.METLIFEINVESTORS.COM, or write to us at: 5 Park Plaza, Suite 1900, Irvine, CA 92614.

The contracts:
o  are not bank deposits
o  are not FDIC insured
o  are not insured by any federal government agency

o  are not guaranteed by any bank or credit union
o  may be subject to loss of principal

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

November 9, 2006


--------------------------------------------------------------------------------
The contracts were originally issued by MetLife Investors Insurance Company of California (MetLife Investors of California) and have become contracts of MetLife Investors as a result of the merger of MetLife Investors of California into MetLife Investors, with MetLife Investors as the surviving company. We no longer offer the contracts to new purchasers. We do continue to accept purchase payments from owners of existing contracts.
--------------------------------------------------------------------------------

TABLE OF CONTENTS                                              PAGE
                         PAGE




INDEX OF SPECIAL TERMS .................................   4
HIGHLIGHTS .............................................   5
FEE TABLES AND EXAMPLES ................................   6
1. THE ANNUITY CONTRACT ................................  11
     Market Timing .....................................  11
2. PURCHASE ............................................  11
     Purchase Payments .................................  11
     Termination for Low Account Value .................  12
     Allocation of Purchase Payments ...................  12
     Free Look .........................................  12
     Accumulation Units ................................  13
     Account Value .....................................  13
     Replacement of Contracts ..........................  13
3. INVESTMENT OPTIONS ..................................  14
     Transfers .........................................  16
     Dollar Cost Averaging Programs ....................  18
     Three Month Market Entry Program ..................  20
     Automatic Rebalancing Program .....................  20
     Description of the MetLife Asset Allocation
       Program .........................................  20
     Voting Rights .....................................  21
     Substitution of Investment Options ................  21
4. EXPENSES ............................................  21
     Product Charges ...................................  21
     Account Fee .......................................  22
     Lifetime Income Solution and Guaranteed
       Minimum Income Benefit Rider Charges ............  22
     Guaranteed Withdrawal Benefit - Rider Charge ......  22
     Withdrawal Charge .................................  23
     Reduction or Elimination of the Withdrawal
       Charge ..........................................  23
     Premium and Other Taxes ...........................  24
     Transfer Fee ......................................  24
     Income Taxes ......................................  24
     Investment Portfolio Expenses .....................  24
5. ANNUITY PAYMENTS
     (THE INCOME PHASE) ................................  24
     Annuity Date ......................................  24
     Annuity Payments ..................................  24
     Annuity Options ...................................  25
     Lifetime Income Solution and Guaranteed
       Minimum Income Benefit ..........................  26
     Description of LIS ................................  27
     LIS, GMIB, Qualified Contracts and Decedent
       Contracts .......................................  28
6. ACCESS TO YOUR MONEY ................................  29
     Systematic Withdrawal Program .....................  29


     Suspension of Payments or Transfers ...............  30
7. LIVING BENEFITS .....................................  30
     Guaranteed Withdrawal Benefit .....................  30
8. PERFORMANCE .........................................  33
9. DEATH BENEFIT .......................................  34
     Upon Your Death ...................................  34
     Standard Death Benefit - Principal Protection .....  34
     Optional Death Benefit - Annual Step-Up ...........  34
     Optional Death Benefit - Compounded-Plus ..........  35
     Additional Death Benefit - Earnings Preservation
       Benefit .........................................  35
     General Death Benefit Provisions ..................  36
     Spousal Continuation ..............................  37
     Death of the Annuitant ............................  37
     Controlled Payout .................................  37
10. FEDERAL INCOME TAX STATUS ..........................  37
     Taxation of Non-Qualified Contracts ...............  37
     Taxation of Qualified Contracts ...................  39
     Foreign Tax Credits ...............................  42
     Possible Tax Law Changes ..........................  42
11. OTHER INFORMATION ..................................  42
     MetLife Investors .................................  42
     The Separate Account ..............................  43
     Distributor .......................................  44
     Selling Firms .....................................  44
     Requests and Elections ............................  45
     Ownership .........................................  46
     Legal Proceedings .................................  46
     Financial Statements ..............................  47
TABLE OF CONTENTS OF THE STATEMENT OF
ADDITIONAL INFORMATION .................................  47
APPENDIX A ............................................. A-1
     Condensed Financial Information ................... A-1
APPENDIX B ............................................. B-1
     Participating Investment Portfolios ............... B-1
APPENDIX C ............................................. C-1
     EDCA Examples with Multiple Purchase Payments...... C-1
APPENDIX D ............................................. D-1
     Description of GMIB ............................... D-1
APPENDIX E ............................................. E-1
     Lifetime Income Solution Examples ................. E-1
APPENDIX F ............................................. F-1
     Guaranteed Withdrawal Benefit Examples ............ F-1

INDEX OF SPECIAL TERMS
Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.


                                                                            PAGE
Account Value..............................................................13
Accumulation Phase.........................................................11
Accumulation Unit..........................................................13
Annuitant..................................................................46
Annuity Date...............................................................24
Annuity Options............................................................25
Annuity Payments...........................................................24
Annuity Units..............................................................25
Beneficiary................................................................46
Business Day...............................................................12
Fixed Account..............................................................11
Income Base...............................................27 and Appendix D-1
Income Phase...............................................................11
Investment Portfolios......................................................14
Joint Owners...............................................................46
Owner......................................................................46
Purchase Payment...........................................................11
Separate Account...........................................................43

HIGHLIGHTS
The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company, where you agree to make at least one purchase payment to us and we agree to make a series of annuity payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in our fixed account and the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose optional death benefits and fixed and variable income options. You can also select the Lifetime Income Solution ("LIS") or the guaranteed withdrawal benefit ("GWB").

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the accumulation phase, we may assess a withdrawal charge of up to 7%. The income phase occurs when you or a designated payee begin receiving regular annuity payments from your contract. You and the annuitant (the person on whose life we base annuity payments) do not have to be the same, unless you purchase a tax qualified contract or you previously elected the LIS or Guaranteed Minimum Income Benefit ("GMIB") (see "Annuity Payments (The Income Phase) - Lifetime Income Solution and Guaranteed Minimum Income Benefit").

You can have annuity payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable annuity payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolio(s) you select for the income phase. If you choose fixed annuity payments, the amount of each payment will not change during the income phase.

TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")

FREE LOOK. You may cancel the contract within 10 days after receiving it (30 days for seniors age 60 or older). You will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your payment depending upon the performance of the investment portfolios. You bear the risk of any decline in account value. We do not refund any charges or deductions assessed during the free look period. We will return your payment if required by law.

TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a non-qualified contract during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment until your investment is returned.

NON-NATURAL PERSONS AS OWNERS. If the owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral.

INQUIRIES. If you need more information, please contact our Annuity Service Center at:

                    MetLife Investors Distribution Company
                                P.O. Box 10366
                          Des Moines, Iowa 50306-0366
                                 (800) 343-8496

ELECTRONIC DELIVERY. As an owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the investment portfolios and other contract related documents.

Contact us at WWW.METLIFEINVESTORS.COM for more information and to enroll.

FEE TABLES AND EXAMPLES
THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.
--------------------------------------------------------------------------------
OWNER TRANSACTION EXPENSES TABLE


WITHDRAWAL CHARGE (Note 1)                    7%
(as a percentage of purchase payments)
TRANSFER FEE (Note 2)                         $0 (First 12 per year)
                                              $25 (Thereafter)

--------------------------------------------------------------------------------
Note 1. If an amount withdrawn is determined to include the withdrawal of prior purchase payments, a withdrawal charge may be assessed. Withdrawal charges are calculated in accordance with the following. (See "Expenses - Withdrawal Charge.")


Number of Complete Years from         Withdrawal Charge
Receipt of Purchase Payment           (% of Purchase Payment)
-------------------------------       ------------------------
               0                                 7
               1                                 6
               2                                 6
               3                                 5
               4                                 4
               5                                 3
               6                                 2
         7 and thereafter                        0

Note 2. There is no charge for the first 12 transfers in a contract year; thereafter the fee is $25 per transfer. MetLife Investors is currently waiving the transfer fee, but reserves the right to charge the fee in the future.


THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.
--------------------------------------------------------------------------------

ACCOUNT FEE (Note 1)         $30

SEPARATE ACCOUNT ANNUAL EXPENSES
(referred to as Separate Account Product Charges)
(as a percentage of average account value in the Separate Account)


Mortality and Expense Charge                                             1.05%
Administration Charge                                                    0.25%
                                                                         ----
Total Separate Account Annual Expenses                                   1.30%

Death Benefit Rider Charges (Optional)
(as a percentage of average account value in the Separate Account)
Optional Death Benefit - Annual Step-Up                                  0.20%
Optional Death Benefit - Compounded-Plus                                 0.35%
Additional Death Benefit - Earnings Preservation Benefit                 0.25%

Total Separate Account Annual Expenses
Including Highest Charges for Optional Death Benefits                    1.90%

--------------------------------------------------------------------------------
Note 1. An Account Fee of $30 is charged on the last day of each contract year if account value is less than $50,000. Different policies apply during the income phase of the contract. (See "Expenses.")

ADDITIONAL OPTIONAL RIDER CHARGES TABLE*


LIFETIME INCOME SOLUTION (LIS) RIDER CHARGE         0.50% of the Income Base (Note 1)
GUARANTEED WITHDRAWAL BENEFIT RIDER CHARGE          0.25% of the Guaranteed Withdrawal Amount (Note
                                                      2)

Note 1. See "Annuity Payments (The Income Phase) - Lifetime Income Solution and Guaranteed Minimum Income Benefit" for a definition of the term Income Base.

Note 2. See "Living Benefits - Guaranteed Withdrawal Benefit" for a definition of the term Guaranteed Withdrawal Amount.

*Certain periodic fees and expenses for contracts issued before May 1, 2004, are different. Certain fees and expenses may not apply during the income phase of the contract. (See "Expenses.")
--------------------------------------------------------------------------------
THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED
BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.


Total Annual Investment                                                      Minimum           Maximum
                                                                             ----              ----
Portfolio Operating Expenses (expenses that are deducted from                0.67%             3.59%
investment portfolio assets, including management fees, 12b-1/service fees, and other expenses)

--------------------------------------------------------------------------------
FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF THE CONTRACTS, SEE "OTHER INFORMATION -

DISTRIBUTOR."

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

The following table is a summary. For more complete information on investment portfolio fees and expenses, please refer to the prospectus for each investment portfolio.




                                                                                                 TOTAL
                                                                     12B-1/                      ANNUAL
                                                      MANAGEMENT     SERVICE       OTHER       PORTFOLIO
                                                         FEES         FEES      EXPENSES(1)     EXPENSES
                                                     ------------ ------------ ------------- -------------
AMERICAN FUNDS INSURANCE SERIES
 American Funds Global Growth Fund(2)                   0.58%       0.25%         0.04%         0.87%
FRANKLIN TEMPLETON VIP TRUST
 Templeton Growth Securities Fund                       0.75%       0.25%         0.07%         1.07%
MET INVESTORS SERIES TRUST
 Lord Abbett America's Value Portfolio(3)               0.65%       0.25%         0.28%         1.18%
 Lord Abbett Bond Debenture Portfolio                   0.51%       0.25%         0.05%         0.81%
 Lord Abbett Growth and Income Portfolio(4)             0.50%       0.25%         0.04%         0.79%
 Lord Abbett Mid-Cap Value Portfolio                    0.68%       0.25%         0.08%         1.01%
 MFS (Reg. TM) Research International Portfolio(1)      0.74%       0.25%         0.23%         1.22%
 Oppenheimer Capital Appreciation                       0.59%       0.25%         0.10%         0.94%
 Portfolio(1)
 PIMCO Total Return Portfolio(1)                        0.50%       0.25%         0.07%         0.82%
 Pioneer Fund Portfolio(3)(5)                           0.75%       0.00%         0.28%         1.03%
 Pioneer Mid-Cap Value Portfolio(3)(5)                  0.75%       0.00%         2.84%         3.59%
 Pioneer Strategic Income Portfolio(5)                  0.73%       0.00%         0.09%         0.82%
 Met/Putnam Capital Opportunities Portfolio             0.85%       0.25%         0.37%         1.47%
 Van Kampen Comstock Portfolio(6)                       0.63%       0.25%         0.05%         0.93%
 Van Kampen Mid-Cap Growth Portfolio(3)(7)              0.70%       0.25%         0.29%         1.24%
METROPOLITAN SERIES FUND, INC.
 BlackRock Bond Income Portfolio                        0.40%       0.25%         0.07%         0.72%
 BlackRock Money Market Portfolio(3)                    0.35%       0.25%         0.07%         0.67%
 Capital Guardian U.S. Equity Portfolio                 0.67%       0.25%         0.06%         0.98%
 Davis Venture Value Portfolio                          0.72%       0.15%         0.04%         0.91%
 MFS (Reg. TM) Total Return Portfolio(8)                0.57%       0.25%         0.16%         0.98%
 Oppenheimer Global Equity Portfolio                    0.60%       0.25%         0.33%         1.18%
PUTNAM VARIABLE TRUST
 Putnam VT Equity Income Fund                           0.65%       0.25%         0.17%         1.07%

                                                                                                       TOTAL
                                                                                                      ANNUAL
                                                                                                     PORTFOLIO
                                                                                                     EXPENSES
                                                                                         TOTAL       INCLUDING
                                                                                         ANNUAL     EXPENSES OF
                                             MANAGEMENT   12B-1/SERVICE      OTHER     PORTFOLIO    UNDERLYING
                                                FEES           FEES        EXPENSES     EXPENSES   PORTFOLIOS(9)
                                            ------------ --------------- ------------ ----------- --------------
MET INVESTORS SERIES TRUST -
 METLIFE ASSET ALLOCATION PROGRAM
 MetLife Defensive Strategy Portfolio(9)      0.10%        0.25%           0.05%        0.40%       1.04%
 MetLife Moderate Strategy Portfolio(9)       0.09%        0.25%           0.01%        0.35%       1.01%
 MetLife Balanced Strategy Portfolio(9)       0.06%        0.25%           0.01%        0.32%       1.02%
 MetLife Growth Strategy Portfolio(9)         0.07%        0.25%           0.01%        0.33%       1.08%
 MetLife Aggressive Strategy Portfolio(9)     0.10%        0.25%           0.02%        0.37%       1.15%


Total Annual Portfolio Expenses do not reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the investment portfolios through April 30, 2007 (excluding optional extensions). Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements. The investment portfolios provided the information on their expenses, and we have not independently verified the information. Unless otherwise indicated the information provided is for the year ended December 31, 2005.

(1) Other Expenses may include amounts repaid to investment advisers or managers pursuant to contractual arrangements for prior waivers or payments of portfolio expenses. The amounts repaid per portfolio are:
    0.05% for the MFS (Reg. TM) Research International Portfolio; 0.05% for the Oppenheimer Capital Appreciation Portfolio; and 0.01% for the PIMCO Total Return Portfolio.

(2) The American Funds Global Growth Fund is expected to be available on or about November 13, 2006. The portfolio's investment adviser began waiving 5% of its management fees on September 1, 2004. Beginning April 1, 2005, this waiver increased to 10% and will continue at this level until further review. Total Annual Portfolio Expenses do not reflect this waiver. With this waiver, net total annual portfolio expenses are 0.82%.

(3) The net total annual portfolio expenses are: 1.10% for Lord Abbett America's Value Portfolio; 1.00% for Pioneer Fund Portfolio; 1.00% for Pioneer Mid-Cap Value Portfolio; 1.19% for Van Kampen Mid-Cap Growth Portfolio; and 0.66% for BlackRock Money Market Portfolio. Net total annual portfolio expenses reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the portfolios. Each of these expense limitation arrangements is in effect until at least April 30, 2007 (excluding optional extensions). Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.

(4) The management fee has been restated to reflect a new management fee schedule that became effective on January 1, 2006.

(5) Portfolio expenses for this investment portfolio are estimated for the year ending December 31, 2006.

(6) Total Annual Portfolio Expenses for the Van Kampen Comstock Portfolio are annualized based on the months the portfolio was in operation in 2005. The Van Kampen Comstock Portfolio commenced operations on May 1, 2005.

(7) Due to certain brokerage commission recaptures not shown in the table, actual net total annual portfolio expenses for the Van Kampen Mid-Cap Growth Portfolio were 1.15% for the year ended December 31, 2005.

(8) The management fee has been restated to reflect a new management fee schedule that became effective on May 1, 2006.

(9) Management fees have been restated to reflect a new fee schedule that became effective on May 1, 2005. Because the MetLife Asset Allocation

    Program portfolios (the "Portfolios") invest in other underlying portfolios, each Portfolio also will bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. The weighted average of the total annual portfolio expenses of the underlying portfolios (before any
                                                            ------
    applicable expense limitations) as of December 31, 2005 were: 0.64% for the MetLife Defensive Strategy Portfolio; 0.66% for the MetLife Moderate

    Strategy Portfolio; 0.70% for the MetLife Balanced Strategy Portfolio;

    0.75% for the MetLife Growth Strategy Portfolio; and 0.78% for the MetLife

    Aggressive Strategy Portfolio. The weighted average of the total annual portfolio expenses of the underlying portfolios (after any applicable
                                                     -----
    expense limitations) as of December 31, 2005 were: 0.64% for the MetLife

    Defensive Strategy Portfolio; 0.66% for the MetLife Moderate Strategy

    Portfolio; 0.70% for the MetLife Balanced Strategy Portfolio; 0.74% for

    the MetLife Growth Strategy Portfolio; and 0.77% for the MetLife

    Aggressive Strategy Portfolio. The net total annual portfolio expenses of the Portfolios, including the weighted average of the total portfolio expenses of the underlying portfolios (after any applicable expense
                                           -----
    limitations) as of December 31, 2005 were: 0.99% for the MetLife Defensive Strategy Portfolio; 1.01% for the MetLife Moderate Strategy Portfolio; 1.02% for the MetLife Balanced Strategy Portfolio; 1.07% for the MetLife Growth Strategy Portfolio; and 1.12% for the MetLife Aggressive Strategy Portfolio. Each of these expense limitation arrangements is in effect until at least April 30, 2007 (excluding optional extensions). Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.

EXAMPLES
THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.

THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: (A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE SUBSIDY AND/OR DEFERRAL). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:

CHART 1. Chart 1 assumes you select the Compounded-Plus Death Benefit rider, the Additional Death Benefit - Earnings Preservation Benefit and the Lifetime Income Solution rider, which is the most expensive way to purchase the contract.

(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:


                               Time Periods
      1 year                3 years            5 years           10 years
------------------       ------------       ------------       ------------
       (a)$1,305          (a)$2,343          (a)$3,346          (a)$5,876
       (b)$1,017          (b)$1,512          (b)$2,018          (b)$3,517

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:


                            Time Periods
   1 year             3 years            5 years           10 years
------------       ------------       ------------       ------------
   (a)$605          (a)$1,803          (a)$2,986          (a)$5,876
   (b)$317            (b)$972          (b)$1,658          (b)$3,517

CHART 2. Chart 2 assumes that you do not select the optional death benefit riders, the Lifetime Income Solution rider or the Guaranteed Withdrawal Benefit rider, which is the least expensive way to purchase the contract.

(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                               Time Periods
      1 year                3 years            5 years           10 years
------------------       ------------       ------------       ------------
       (a)$1,194          (a)$2,021          (a)$2,827          (a)$4,927
         (b)$904          (b)$1,171          (b)$1,442          (b)$2,331

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:


                            Time Periods
   1 year             3 years            5 years           10 years
------------       ------------       ------------       ------------
   (a)$494          (a)$1,481          (a)$2,467          (a)$4,927
   (b)$204            (b)$631          (b)$1,082          (b)$2,331


The Examples should not be considered a representation of past or future expenses or annual rates of return of any investment portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information containing the accumulation unit value history appears in Appendix A of this prospectus as well as in the SAI.

1. THE ANNUITY CONTRACT
This prospectus describes the Variable Annuity Contract offered by us.

The variable annuity contract is a contract between you as the owner, and us, the insurance company, where we promise to pay an income to you, in the form of annuity payments, beginning on a designated date that you select. Until you decide to begin receiving annuity payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving annuity payments, your contract switches to the INCOME PHASE.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g., an IRA, 401 plan or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Tax Status.")

The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the investment portfolio(s) you select for the income phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion.

The contract also contains a FIXED ACCOUNT. The fixed account is not offered by this prospectus. The fixed account offers an interest rate that is guaranteed by us. If you select the fixed account, your money will be placed with our other general account assets, and the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The fixed account is part of our general account. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account. If you select a fixed annuity payment option during the income phase, payments are made from our general account assets.

The amount of the annuity payments you receive during the income phase from a fixed annuity payment option of the contract will remain level for the entire income phase, provided that the payment may increase in the event you make a transfer from a variable annuity payment option to the fixed annuity payment. Please see the terms of your actual contract for more detailed information.

As owner of the contract, you exercise all interests and rights under the contract. You can change the owner at any time by notifying us in writing. The contract may be owned generally by joint owners (limited to two natural persons). We provide more information on this under "Other Information."

MARKET TIMING

We have policies and procedures that attempt to detect transfer activity that may adversely affect other owners or investment portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (I.E., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the frequency and size of transfers into and out of particular investment portfolios made by owners within given periods of time and/or investigating transfer activity identified by the investment portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."



2. PURCHASE
PURCHASE PAYMENTS

A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial purchase payment is due on the date the contract is issued. Subject to the minimum and maximum payment requirements (see below), you may make additional purchase payments.

o The minimum initial purchase payment we will accept is $5,000 when the contract is purchased as a non-qualified contract.

o If you are purchasing the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum we will accept is $2,000.

o If you want to make an initial purchase payment of $1 million or more, or an additional purchase payment that would cause your total purchase payments to exceed $1 million, you will need our prior approval.

o You can make additional purchase payments of $500 or more to either type of contract (qualified and non-qualified) unless you have elected an electronic funds transfer program approved by us, in which case the minimum additional purchase payment is $100 per month.

o  We will accept a different amount if required by federal tax law.

We reserve the right to reject any application or purchase payment and to limit future purchase payments.

TERMINATION FOR LOW ACCOUNT VALUE

We may terminate your contract by paying you the account value in one sum if, prior to the annuity date, you do not make purchase payments for two consecutive contract years, the total amount of purchase payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the account value on or after the end of such two year period is less than $2,000. Accordingly, no contract will be terminated due solely to negative investment performance.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your purchase payment to the fixed account and/or any of the investment portfolios you have selected. You may not choose more than 18 investment portfolios (including the fixed account) at the time your initial purchase payment is allocated. Each allocation must be at least $500 and must be in whole numbers.

We have reserved the right to restrict payments to the fixed account if any of the following conditions exist:

o the credited interest rate on the fixed account is equal to the guaranteed minimum rate; or

o your account value in the fixed account equals or exceeds our published maximum for fixed account allocation (currently, there is no limit); or

o  a transfer was made out of the fixed account within the previous 180 days.

If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. However, if you make an additional purchase payment and you have an EDCA or DCA program in effect, we will allocate your additional payments to the investment portfolios selected under the EDCA or DCA program unless you tell us otherwise. You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18 investment portfolios (including the fixed account) at the time you submit a subsequent purchase payment. If you wish to allocate the payment to more than 18 investment portfolios (including the fixed account), you must notify us of your chosen allocation one or more days prior to submitting the payment. If there are joint owners, unless we are instructed to the contrary, we will accept allocation instructions from either joint owner.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A business day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information
- Requests and Elections.") However, if you allocate purchase payments to a discontinued investment portfolio (see Appendix A), we will request reallocation instructions or if unable to obtain such instructions, we will return your purchase payment to you.

FREE LOOK

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (30 days for seniors age 60 or older). We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this "free look" period, we will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. This may be more or less than your payment depending upon the performance of the portfolios you allocated your purchase payment to during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. Under certain circumstances, if you are a senior age 60 or older, we may be required to give you back your purchase payment if you decide to cancel your contract. We do not refund any charges or deductions assessed during the free look period.

ACCUMULATION UNITS

The portion of your account value allocated to the Separate Account will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of this portion of your account value, we use a unit of measure we call an ACCUMULATION UNIT. (An accumulation unit works like a share of a mutual fund.)

Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:

1) dividing the net asset value per share of the investment portfolio at the end of the current business day, plus any dividend or capital gains per share declared on behalf of the investment portfolio as of that day, by the net asset value per share of the investment portfolio for the previous business day, and

2) multiplying it by one minus the Separate Account product charges (including any death benefit rider charge) for each day since the last business day and any charges for taxes.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day (generally 4:00 p.m. Eastern
Time) and then credit your contract.

EXAMPLE:

   On Monday we receive an additional purchase payment of $5,000 from you before 4:00 p.m. Eastern Time. You have told us you want this to go to the Lord Abbett Growth and Income Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Lord Abbett Growth and Income Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Lord Abbett Growth and Income Portfolio.

ACCOUNT VALUE

ACCOUNT VALUE is equal to the sum of your interests in the investment portfolios, the fixed account, and the EDCA account. Your interest in each investment portfolio is determined by multiplying the number of accumulation units for that portfolio by the value of the accumulation unit.

REPLACEMENT OF CONTRACTS

From time to time we may offer programs under which certain fixed or variable annuity contracts previously issued by us may be exchanged for the contracts offered by this prospectus. The fees and charges in the new contract may be higher (or lower) and the benefits may be different. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for federal income tax purposes; however, you should consult your tax adviser.

Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old annuity, and there will be a new surrender charge period for this contract and other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed. Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your registered representative whether the exchange would be advantageous, given the contract features, benefits and charges.



3. INVESTMENT OPTIONS
The contract offers 27 INVESTMENT PORTFOLIOS, which are listed below. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. COPIES OF THESE PROSPECTUSES WILL ACCOMPANY OR PRECEDE THE DELIVERY OF YOUR CONTRACT. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE CENTER, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP:// WWW.SEC.GOV. CERTAIN INVESTMENT PORTFOLIOS DESCRIBED IN THE FUND PROSPECTUSES MAY NOT BE AVAILABLE WITH YOUR CONTRACT. (SEE APPENDIX A.) APPENDIX B CONTAINS A SUMMARY OF ADVISERS AND SUBADVISERS, AND INVESTMENT OBJECTIVES AND STRATEGIES FOR EACH INVESTMENT PORTFOLIO.

The investment objectives and policies of certain of the investment portfolios may be similar to the investment objectives and policies of other mutual funds that certain of the portfolios' investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.

Shares of the investment portfolios may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various owners participating in, and the interests of qualified plans investing in the investment portfolios may conflict. The investment portfolios will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory, LLC) or subadviser of an investment portfolio, or its affiliates, may compensate us and/or certain affiliates for administrative or other services relating to the investment portfolios. The amount of the compensation is not deducted from portfolio assets and does not decrease the portfolio's investment return. The amount of the compensation is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.

We and/or certain of our affiliated insurance companies have membership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory, LLC, which are formed as "limited liability companies." Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolio. We may benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios to the advisers and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in each investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Distributor.") The payments are deducted from the assets of the investment portfolios and paid to our distributor, MetLife Investors Distribution Company. These payments decrease the portfolio's investment return.

We select the investment portfolios offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included investment portfolios based on recommendations made by broker dealers through which the contract is sold ("selling firms"). We review the investment portfolios periodically and may remove an investment portfolio or limit it availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from owners. We do not provide investment advice and do not recommend or endorse any particular investment portfolio.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Other Information - Distributor.")


AMERICAN FUNDS INSURANCE SERIES (CLASS 2)
American Funds Insurance Series is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolio is available under the contract:

     American Funds Global Growth Fund*

* This portfolio is expected to be available on or about November 13, 2006.


FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)
Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate series (the Fund or Funds). Funds may be available in multiple classes: Class 1, Class 2 and Class 3. Templeton Global Advisors Limited is the investment adviser for the Templeton Growth Securities Fund. The following Class 2 portfolio is available under the contract:

     Templeton Growth Securities Fund


MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED)
Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or Class A, as noted, portfolios are available under the contract:

     Lord Abbett America's Value Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Growth and Income Portfolio
     Lord Abbett Mid-Cap Value Portfolio
     MFS (Reg. TM) Research International Portfolio
     Oppenheimer Capital Appreciation Portfolio
     PIMCO Total Return Portfolio
     Pioneer Fund Portfolio (Class A)
     Pioneer Mid-Cap Value Portfolio (Class A)
     Pioneer Strategic Income Portfolio (Class A)
     Met/Putnam Capital Opportunities Portfolio
     Van Kampen Comstock Portfolio
     Van Kampen Mid-Cap Growth Portfolio
         (formerly Lord Abbett Growth Opportunities Portfolio)


METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)
Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or Class E, as noted, portfolios are available under the contract:

     BlackRock Bond Income Portfolio
     BlackRock Money Market Portfolio
     Capital Guardian U.S. Equity Portfolio
     Davis Venture Value Portfolio (Class E)
     MFS (Reg. TM) Total Return Portfolio
     Oppenheimer Global Equity Portfolio


PUTNAM VARIABLE TRUST (CLASS IB)
Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolios are available under the contract:

     Putnam VT Equity Income Fund


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

TRANSFERS

GENERAL. You can transfer a portion of your account value among the fixed account and the investment portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract owners. (See "Investment Options - Transfers -
Market Timing.") We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

You can make a transfer to or from the fixed account and to or from any investment portfolio, subject to the limitations below. All transfers made on the same business day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the business day. The following apply to any transfer:

o Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.

o  Your request for transfer must clearly state how much the transfer is for.

o The minimum amount you can transfer is $500 from an investment portfolio, or your entire interest in the investment portfolio, if less (this does not apply to pre-scheduled transfer programs).

o The minimum amount that may be transferred from the fixed account is $500, or your entire interest in the fixed account. Transfers out of the fixed account during the accumulation phase are limited to the greater of: (a) 25% of the fixed account value at the beginning of the contract year, or
     (b) the amount transferred out of the fixed account in the prior contract year.

o You may not make a transfer to more than 18 investment portfolios (including the fixed account) at any time if the request is made by telephone to our voice response system or by Internet. A request to transfer to more than 18 investment portfolios (including the fixed account) may be made by calling or writing our Annuity Service Center.

During the accumulation phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another investment portfolio). In such a case, the redemption order would be processed at the source investment portfolio's next determined accumulation unit value. However, the purchase of the new investment portfolio would be effective at the next determined accumulation unit value for the new investment portfolio only after we receive the proceeds from the source investment portfolio, or we otherwise receive cash on behalf of the source investment portfolio.

For transfers during the accumulation phase, we have reserved the right to restrict transfers to the fixed account if any one of the following conditions exist:

o  The credited interest rate is equal to the guaranteed minimum rate;

o Your account value in the fixed account equals or exceeds our published maximum for fixed account contract values (currently, there is no limit); or

o  A transfer was made out of the fixed account within the previous 180 days.

During the income phase, you cannot make transfers from a fixed annuity payment option to the investment portfolios. You can, however, make transfers during the income phase from the investment portfolios to a fixed annuity payment option and among the investment portfolios.

TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in a form that we may require. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. (See "Other Information - Requests and Elections.")

All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the business day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after 4:00 p.m. Eastern Time to be received the following business day.

PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost
Averaging, Three Month Market Entry, and Automatic Rebalancing Programs.

MARKET TIMING. Frequent requests from contract owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring a portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect contract owners and other persons who may have an interest in the contracts (E.G., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the American Funds Global Growth Fund, Templeton Growth Securities Fund, Lord Abbett Bond Debenture Portfolio, MFS (Reg. TM) Research International Portfolio, Pioneer Strategic Income Portfolio, Met/Putnam Capital Opportunities Portfolio, and Oppenheimer Global Equity Portfolio), and we monitor transfer activity in those portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

We do not believe that other investment portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other owners or other persons who have an interest in the contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified investment portfolios under that contract to be submitted with an original signature.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect owners and other persons with interests in the contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any contract owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract owners and other persons with interests in the contracts should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios. However, under rules recently adopted by the Securities and Exchange Commission, effective April 16, 2007 we will be required to: (1) enter into a written agreement with each investment portfolio or its principal underwriter that will obligate us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual contract owners, and (2) execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading policies established by the investment portfolio.

In addition, contract owners and other persons with interests in the contracts should be aware that some investment portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/ or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single contract owner). You should read the investment portfolio prospectuses for more details.

DOLLAR COST AVERAGING PROGRAMS

We offer two dollar cost averaging programs as described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You can elect only one dollar cost averaging program at a time. The dollar cost averaging programs are available only during the accumulation phase.

We reserve the right to modify, terminate or suspend any of the dollar cost averaging programs. There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus.

The two dollar cost averaging programs are:

1.    STANDARD DOLLAR COST AVERAGING (DCA)
     This program allows you to systematically transfer a set amount each month from the fixed account (new purchase payments only) or from a money market investment portfolio to any of the other available investment portfolio(s) you select. We provide certain exceptions from our normal fixed account restrictions to accommodate dollar cost averaging programs. These transfers are made on a date you select or, if you do not select a date, on the date that a purchase payment or account value is allocated to the dollar cost averaging program.

You can make subsequent purchase payments while you have an active DCA program in effect, provided, however, that no amount will be allocated to the DCA program without your express direction. (See "Purchase - Allocation of Purchase Payments.") If you make such an addition to your existing DCA program, the DCA transfer amount will not be increased; however, the number of months over which transfers are made is increased, unless otherwise elected in writing. You can terminate the program at any time, at which point transfers under the program will stop.

2.    ENHANCED DOLLAR COST AVERAGING PROGRAM (EDCA)
     The Enhanced Dollar Cost Averaging (EDCA) Program allows you to systematically transfer amounts from the EDCA account in the general account to any available investment portfolio(s) you select. Except as discussed below, only new purchase payments or portions thereof can be allocated to an EDCA account. The transfer amount will be equal to the amount allocated to the EDCA account divided by a specified number of months (currently 6 or 12 months). For example, a $12,000 allocation to a 6-month program will consist of six $2,000 transfers, and a final transfer of the interest processed separately as a seventh transfer.

You can make subsequent purchase payments while you have an active EDCA account in effect, provided, however, that no amount will be allocated to the EDCA account without your express direction. (See "Purchase - Allocation of Purchase Payments.") When a subsequent purchase payment is allocated by you to your existing EDCA account we create "buckets" within your EDCA account.

o The EDCA transfer amount will be increased by the subsequent purchase payment divided by the number of EDCA months (6 or 12 months as you selected) and thereby accelerates the time period over which transfers are made.

o Each allocation (bucket) resulting from a subsequent purchase payment will earn interest at the then current interest rate applied to new allocations to an EDCA account of the same monthly term.

o Allocations (buckets) resulting from each purchase payment, along with the interest credited, will be transferred on a first-in, first-out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 plus $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted.

(See Appendix C for further examples of EDCA with multiple purchase payments.)

The interest rate earned in an EDCA account will be the minimum guaranteed rate, plus any additional interest which we may declare from time to time. The interest rate earned in an EDCA account is paid over time on declining amounts in the EDCA account. Therefore, the amount of interest payments you receive will decrease as amounts are systematically transferred from the EDCA account to any investment portfolio, and the effective interest rate earned will therefore be less than the declared interest rate.

The first transfer we make under the EDCA program is the date your purchase payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for purchase payments allocated on the 29th, 30th, or 31st day of a month. If such a day is not a business day, the transfer will take place on the next business day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.

If you decide you no longer want to participate in the EDCA program, and your contract was issued prior to May 1, 2005, all money remaining in your EDCA account will be transferred to the BlackRock Money Market

Portfolio, unless you specify otherwise. If your contract was issued on or after May 1, 2005, all money remaining in your EDCA account will be transferred to the investment portfolio(s) in accordance with the percentages you have chosen for the EDCA program, unless you specify otherwise.

THREE MONTH MARKET ENTRY PROGRAM

Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the Enhanced Dollar Cost Averaging Program, except it is of 3 months duration.

AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually.

An automatic rebalancing program is intended to transfer account value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits, nor does it assure that you will not have losses.

We will measure the rebalancing periods from the anniversary of the date we issued your contract. If a dollar cost averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current DCA or EDCA allocations. If you are not participating in a dollar cost averaging program, we will make allocations based upon your current purchase payment allocations, unless you tell us otherwise.

The Automatic Rebalancing Program is available only during the accumulation phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.


EXAMPLE:
   Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Lord Abbett Bond Debenture Portfolio and 60% to be in the Van Kampen Mid-Cap Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Lord Abbett Bond Debenture Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the Lord Abbett Bond Debenture Portfolio to bring its value back to 40% and use the money to buy more units in the Van Kampen Mid-Cap Growth Portfolio to increase those holdings to 60%.

DESCRIPTION OF THE METLIFE ASSET ALLOCATION PROGRAM

The MetLife Asset Allocation Program consists of the following five MetLife asset allocation portfolios (Class B), each of which is a portfolio of the Met Investors Series Trust. Met Investors Advisory, LLC ("Met Investors Advisory"), an affiliate of ours, is the investment manager of the MetLife asset allocation portfolios.

METLIFE ASSET ALLOCATION PROGRAM PORTFOLIOS
-------------------------------------------

     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

Each portfolio is well diversified and was designed on established principles of asset allocation and risk tolerance. Each portfolio will invest substantially all of its assets in the Class A shares of other investment portfolios of the Met Investors Series Trust or of the Metropolitan Series Fund, Inc., which invest either in equity securities, fixed income securities or cash equivalent money market securities, as applicable. Each portfolio has a target allocation among the three types of asset classes (equity, fixed income and cash/money market). Met Investors Advisory establishes specific target investment percentages for the asset classes and the various components of each asset category and then selects the underlying investment portfolios in which a portfolio invests based on, among other things, Met Investors Advisory's investment process, its outlook for the economy, interest rates, financial markets and historical performance of each underlying investment portfolio and/or asset class. At least annually, Met Investors Advisory will evaluate each portfolio's asset allocations among equities, fixed income and cash/money market securities including the allocation within such asset classes and may make changes in the target allocations. (See the fund prospectus for a description of each portfolio's target allocation.)

Met Investors Advisory has hired an independent consultant to provide research and consulting services with respect to the periodic asset allocation targets for each of the portfolios and investment in the underlying investment portfolios, which may assist Met Investors Advisory in determining the underlying investment portfolios which may be available for investment and with the selection of an allocation of each portfolio's investments among the underlying investment portfolios. Met Investors Advisory is responsible for paying the consulting fees.

VOTING RIGHTS

We are the legal owner of the investment portfolio shares. However, we believe that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION OF INVESTMENT OPTIONS

If investment in the investment portfolios or a particular investment portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another investment portfolio or investment portfolios without your consent. The substituted investment portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close investment portfolios to allocation of purchase payments or account value, or both, at any time in our sole discretion.



4. EXPENSES
There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

PRODUCT CHARGES

SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge, the administration charge and the charges related to any death benefit riders). We do this as part of our calculation of the value of the accumulation units and the annuity units.

MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge which is equal, on an annual basis, to 1.05% of the average daily net asset value of each investment portfolio. For contracts issued prior to May 1, 2004, the mortality and expense charge on an annual basis is 1.15% of the average daily net asset value of each investment portfolio.

This charge compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the contract. These guarantees include making annuity payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.

ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to 0.25% of the average daily net asset value of each investment portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.

DEATH BENEFIT RIDER CHARGES. If you select one of the following death benefit riders, we assess a daily charge during the accumulation phase equal, on an annual basis, to the percentages below of the average daily net asset value of each investment portfolio:


      Annual Step-Up Death Benefit                  0.20%
      Compounded-Plus Death Benefit                 0.35%
      Additional Death Benefit - Earnings
         Preservation Benefit                       0.25%

For contracts issued prior to May 1, 2004, the percentage charge for the Compounded-Plus Death Benefit rider is 0.15% of the average daily net asset value of each investment portfolio.

ACCOUNT FEE

During the accumulation phase, every contract year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $30 from your contract as an account fee for the prior contract year if your account value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the account value regardless of the amount of your account value. During the accumulation phase, the account fee is deducted pro rata from the investment portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.

A pro rata portion of the charge will be deducted from the account value on the annuity date if this date is other than a contract anniversary. If your account value on the annuity date is at least $50,000, then we will not deduct the account fee. After the annuity date, the charge will be collected monthly out of the annuity payment, regardless of the size of your contract.

LIFETIME INCOME SOLUTION AND GUARANTEED MINIMUM INCOME BENEFIT RIDER CHARGES

We currently offer the Lifetime Income Solution ("LIS"), which is a rider to the contract that provides a guaranteed minimum income benefit. If you select the LIS rider, we will assess a charge during the accumulation period equal to 0.50% of the income base. For contracts purchased prior to July 1, 2002, we offered a different guaranteed minimum income benefit ("GMIB"). If you selected the GMIB rider, we assess a charge during the accumulation period equal to 0.35% of the income base. (See "Annuity Payments (The Income Phase) - Lifetime Income Solution and Guaranteed Minimum Income Benefit" and Appendix D for a discussion of how the income base for the LIS and GMIB riders are calculated at the time the rider charge is assessed.)

The charge for the LIS or GMIB rider is first assessed at the first contract anniversary and then at each subsequent contract anniversary, up to and including the anniversary on or immediately before the date the rider is exercised. The rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account. If you make a full withdrawal (surrender) or if you begin to receive annuity payments at the annuity date, a pro rata portion of the rider charge will be assessed.

GUARANTEED WITHDRAWAL BENEFIT - RIDER CHARGE

We offer a Guaranteed Withdrawal Benefit ("GWB") rider that you can select when you purchase the contract. If you elect the GWB rider, a charge is deducted from your account value on each contract anniversary beginning with the first anniversary following your election of the rider. The charge for the GWB rider is equal to 0.25% of the Guaranteed Withdrawal Amount (see "Living Benefits - Guaranteed Withdrawal Benefit") on the applicable contract anniversary. The GWB rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account. If you make a full withdrawal (surrender) of your account value, you apply your account value to an annuity option, there is a change in owners, joint owners or annuitants (if the owner is a non-natural person), you cancel the rider in accordance with the cancellation provisions, or the contract terminates (except for a termination due to death), a pro rata portion of the rider charge will be assessed based on the number of full months from the last contract anniversary to the date of such a change.

WITHDRAWAL CHARGE

During the accumulation phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior purchase payments, a withdrawal charge is assessed against the purchase payment withdrawn. To determine if your withdrawal includes prior purchase payments, amounts are withdrawn from your contract in the following order:

1. Earnings in your contract (earnings are equal to your account value, less purchase payments not previously withdrawn); then

2.    The free withdrawal amount described below; then

3. Purchase payments not previously withdrawn, in the order such purchase payments were made: the oldest purchase payment first, the next purchase payment second, etc. until all purchase payments have been withdrawn.

FREE WITHDRAWAL AMOUNT. The free withdrawal amount for each contract year after the first (there is no free withdrawal amount in the first contract year) is equal to 10% of your total purchase payments, less the total free withdrawal amount previously withdrawn in the same contract year. Also, we currently will not assess the withdrawal charge on amounts withdrawn during the first contract year under the Systematic Withdrawal Program. Any unused free withdrawal amount in one contract year does not carry over to the next contract year.

The withdrawal charge is calculated at the time of each withdrawal in accordance with the following:


Number of Complete Years from            Withdrawal Charge
Receipt of Purchase Payment           (% of Purchase Payment)
-------------------------------      ------------------------
  0                                             7
  1                                             6
  2                                             6
  3                                             5
  4                                             4
  5                                             3
  6                                             2
  7 and thereafter                              0

For a partial withdrawal, the withdrawal charge is deducted from the remaining account value, if sufficient. If the remaining account value is not sufficient, the withdrawal charge is deducted from the amount withdrawn.

If the account value is smaller than the total of all purchase payments, the withdrawal charge only applies up to the account value.

We do not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits, although we do assess the withdrawal charge in calculating GMIB annuity payments. In addition, we will not assess the withdrawal charge on required minimum distributions from qualified contracts but only as to amounts required to be distributed from this contract. We do not assess the withdrawal charge on earnings in your contract.

NOTE: For tax purposes, earnings from non-qualified contracts are considered to come out first.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

GENERAL. We may elect to reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with us. We may not deduct a withdrawal charge under a contract issued to an officer, director, employee, or a family member of an officer, director, or employee of ours or any of our affiliates and we may not deduct a withdrawal charge under a contract issued to an officer, director or employee or family member of an officer, director or employee of a broker-dealer which is participating in the offering of the contract. In lieu of a withdrawal charge waiver, we may provide an account value credit.

NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you or your joint owner becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6 month break in confinement and the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). The confinement must be prescribed by a physician and be medically necessary. This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used.

TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you or your joint owner are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used.

For contracts issued on and after May 1, 2005, these riders are not available for owners who are age 81 or older (on the contract issue date). Additional conditions and requirements apply to the Nursing Home or Hospital Confinement rider and the Terminal Illness rider. They are specified in the rider(s) that are part of your contract.

PREMIUM AND OTHER TAXES

We reserve the right to deduct from purchase payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. Premium taxes generally range from 0 to 3.5%, depending on the state. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until annuity payments begin.

TRANSFER FEE

We currently allow unlimited transfers without charge during the accumulation phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.

INCOME TAXES

We will deduct from the contract for any income taxes which we incur because of the contract. At the present time, we are not making any such deductions.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of each investment portfolio, which are described in the fee table in this prospectus and the investment portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each investment portfolio.



5.  ANNUITY PAYMENTS
        (THE INCOME PHASE)
ANNUITY DATE

Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month and must be at least 30 days after we issue the contract. Annuity payments must begin by the first day of the calendar month following the annuitant's 90th birthday or 10 years from the date we issue your contract, whichever is later (this requirement may be changed by us).

When you purchase the contract, the annuity date will be the later of the first day of the calendar month after the annuitant's 90th birthday or ten (10) years from the date your contract was issued. You can change the annuity date at any time before the annuity date with 30 days prior notice to us.

ANNUITY PAYMENTS

You (unless another payee is named) will receive the annuity payments during the income phase. The annuitant is the natural person(s) whose life we look to in the determination of annuity payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will be:

o  fixed annuity payments, or

o  variable annuity payments, or

o  a combination of both.

If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place just before the start of the income phase.

If you choose to have any portion of your annuity payments based on the investment portfolio(s), the dollar amount of your payment will vary and will depend upon 3 things:

1) the value of your contract in the investment portfolio(s) just before the start of the income phase,

2) the assumed investment return (AIR) (you select) used in the annuity table for the contract, and

3)    the performance of the investment portfolios you selected.

At the time you purchase the contract, you select the AIR, which must be acceptable to us. You can change the AIR with 30 days notice to us prior to the annuity date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your variable annuity payments will increase. Similarly, if the actual investment performance is less than the AIR, your variable annuity payments will decrease.

Your variable annuity payment is based on ANNUITY UNITS. An annuity unit is an accounting device used to calculate the dollar amount of annuity payments.

When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial variable annuity payment, but subsequent variable annuity payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the investment portfolios. On the other hand, a higher AIR will result in a higher initial variable annuity payment than a lower AIR, but later variable annuity payments will rise more slowly or fall more rapidly.

In the event of a transfer during the income phase from a variable annuity payment option to a fixed annuity payment option, this may result in a reduction in the amount of annuity payments.

If you choose to have any portion of your annuity payments be a fixed annuity payment, the dollar amount of each fixed annuity payment will not change.

Annuity payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an annuity option. In that case, we may provide your annuity payment in a single lump sum instead of annuity payments. Likewise, if your annuity payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your annuity payments are at least $100.

ANNUITY OPTIONS

You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us.

If you do not choose an annuity option at the time you purchase the contract, Option 2 which provides a life annuity with 10 years of guaranteed annuity payments will automatically be applied.

You can choose one of the following annuity options or any other annuity option acceptable to us. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make annuity payments so long as the annuitant is alive. We stop making annuity payments after the annuitant's death. It is possible under this option to receive only one annuity payment if the annuitant dies before the due date of the second payment or to receive only two annuity payments if the annuitant dies before the due date of the third payment, and so on.

OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant is alive. If, when the annuitant dies, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. When the annuitant dies, if you do not want to continue receiving annuity payments, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. We will stop making annuity payments after the last survivor's death.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. If, at the last death of the annuitant and the joint annuitant, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. However, if you do not want to continue receiving annuity payments at the last death of the annuitant and the joint annuitant, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an annuity option under which fixed or variable monthly annuity payments are made for a selected number of years as approved by us, currently not less than 10 years. This annuity option may be limited or withdrawn by us in our discretion. After commencement of this annuity payout, you may elect to receive the partial or full commuted value of the remaining guaranteed variable annuity payments, and the payments will be commuted at the AIR selected.

There may be tax consequences resulting from the election of an annuity payment option containing a commutation feature (I.E., an annuity payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")


In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both tax qualified and non-tax qualified contracts.

In the event that you purchased the contract as a tax qualified contract, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

LIFETIME INCOME SOLUTION AND GUARANTEED MINIMUM INCOME BENEFIT

We currently offer the Lifetime Income Solution ("LIS"), which is a rider to the contract that provides a guaranteed minimum income benefit. The LIS is only offered in states where it has been approved for sale. For contracts purchased prior to July 1, 2002, we offered a different guaranteed minimum income benefit ("GMIB"). The LIS is described below and the GMIB is described in Appendix D to the prospectus. You may not have the LIS or GMIB rider and the GWB rider in effect at the same time.

It is important to recognize that the "income base" (as described below) that is guaranteed by the LIS or the GMIB is not available for cash withdrawals and does not establish or guarantee your account value or a minimum return for any investment portfolio. Rather, the LIS and the GMIB are designed to provide you with a predictable minimum level of income for life after a minimum 10-year waiting period regardless of investment performance or actual account value, by providing a minimum guaranteed lifetime fixed income benefit in the form of fixed monthly annuity payments.

The amount of the benefit is determined by applying the income base (described below) at the time of exercise to the LIS or GMIB Annuity Table specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with a 7-year age set back with interest of 2.5% per annum. The annuity rates in the Table are conservative, and a withdrawal charge may be applicable so the amount of guaranteed minimum lifetime income that the LIS or

GMIB produces may be less than the amount of annuity income that would be provided by applying your account value on your annuity date to then-current annuity purchase rates. In this case, your annuity payments will be higher if you do not exercise the rider.

DESCRIPTION OF LIS

You may exercise the LIS after a 10 year waiting period, but only during the 30-day period following any contract anniversary up to and including the contract anniversary on or following your 85th birthday. You may elect the LIS only at the time you purchase the contract, and you may not be older than age 75 at the time of the purchase. If you have a qualified contract, the commencement of payments is controlled by the plan and the amount of the payment must meet minimum required distribution requirements. Once elected, the rider cannot be terminated except as described below.

INCOME BASE. The INCOME BASE is the greater of (a) or (b) below.

(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to your 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the account value on the date of the recalculation.

(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. (For these purposes, all purchase payments credited within 120 days of the date we issued the contract will be treated as if they were received on the date we issue the contract.) Thereafter, the Annual Increase Amount is equal to (i) less
     (ii), where:

    (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary on or following your 85th birthday and 0% thereafter; and

    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
          (1) or (2) as defined below:

         (1) The withdrawal adjustment for each withdrawal in a contract year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributable to that withdrawal (including any applicable withdrawal charge); or

         (2) If total withdrawals in a contract year are 5% or less of the Annual Increase Amount on the previous contract anniversary and if these withdrawals are paid to you (or the annuitant if the contract is owned by a non-natural person) or other payee we agree to, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and be treated as though the corresponding withdrawals occurred at the end of that contract year.

In determining LIS annuity income, an amount equal to the withdrawal charge that would be assessed upon a complete withdrawal and the amount of any premium and other taxes that may apply will be deducted from the income base.

The Highest Anniversary Value does not change after the contract anniversary immediately preceding your 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionally by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). The Annual Increase Amount does not change after the contract anniversary on or following your 85th birthday, except that it is increased for each subsequent purchase payment and reduced by the withdrawal adjustments described in (b)(ii) above.

OWNERSHIP. While the LIS is effective, if the owner is a natural person, the owner must be the annuitant. If a non- natural person owns the contract, the annuitant will be considered the owner in determining the income base and LIS annuity payments. If joint owners are named, the age of the oldest owner will be used to determine the income base and LIS annuity payments.

EXERCISING THE LIS RIDER. If you exercise the LIS, you must elect to receive annuity payments under one of the following fixed annuity options:

(1) Life annuity with 10 years of annuity payments guaranteed. For annuitization ages over 79, the guaranteed component of the life annuity is reduced as follows:


 Age at Annuitization         Guarantee Period
----------------------       -----------------
          80                         9
          81                         8
          82                         7
          83                         6
       84 and 85                     5

(2) Joint and last survivor annuity with 10 years of annuity payments guaranteed.

These options are described in the contract and the LIS rider.

If you exercise the LIS, your annuity payments will be the greater of:

o The annuity payment determined by applying the amount of the income base to the LIS Annuity Table, or

o The annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")

If you take a full withdrawal of your account value, your contract is terminated by us due to its small account value and inactivity (see "Purchase - Purchase Payments"), or your contract lapses and there remains any income base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the income base and any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.

If you choose not to receive annuity payments as guaranteed under the LIS, you may elect any of the annuity options available under the contract.

TERMINATING THE LIS RIDER. Except as otherwise provided in the LIS rider, the LIS will terminate upon the earliest of:

a) The 30th day following the contract anniversary on or following your 85th birthday;

b)    The date you make a complete withdrawal of your account value;

c) The date you elect to receive annuity payments under the contract and you do not elect to receive annuity payments under the LIS;

d) Death of the owner or joint owner (unless the spouse (aged 84 or younger) is the beneficiary and elects to continue the contract), or death of the annuitant if a non-natural person owns the contract, or

e) A change for any reason of the owner or joint owner or the annuitant if a non-natural person owns the contract.

When the LIS rider terminates, the corresponding LIS rider charge terminates.

LIS, GMIB, QUALIFIED CONTRACTS AND DECEDENT CONTRACTS

The LIS and GMIB may have limited usefulness in connection with a qualified contract, such as an IRA (see "Federal Income Tax Status - Taxation of Qualified Contracts"), in circumstances where the owner is planning to exercise the LIS or GMIB on a date later than the beginning date of required minimum distributions under the contract. In such event, required minimum distributions received from the contract will have the effect of reducing the income base either on a proportionate or dollar for dollar basis, as the case may be. This may have the effect of reducing or eliminating the value of annuity payments under the LIS or GMIB.

Additionally, the LIS and GMIB may not be appropriate for purchase by a beneficiary under a decedent's IRA (or where otherwise offered, under any other contract which is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases). Under the tax rules, such contracts generally require distributions to commence in accordance with tax regulations by the end of the calendar year following the year of the owner's death. The LIS and GMIB benefit may not be exercised until 10 years after purchase. It is not clear under these rules whether minimum distribution requirements will be met in all cases where income payments under a life contingent annuity (such as provided under the LIS and GMIB) do not begin until after the year following the year of death, as would be the case with an LIS or GMIB benefit purchased by such beneficiary. Even if minimum distribution requirements would be met, the value of such benefit may be adversely impacted or eliminated, depending on the beneficiary's own situation, because of required distributions prior to the time that the benefit could be exercised. You should consult your tax adviser prior to electing the LIS or GMIB rider.

(See Appendix E for examples of the LIS rider.)



6. ACCESS TO YOUR MONEY
You (or in the case of a death benefit, your beneficiary) can have access to the money in your contract:

(1)    by making a withdrawal (either a partial or a complete withdrawal);

(2)    by electing to receive annuity payments; or

(3)    when a death benefit is paid to your beneficiary.

Under most circumstances, withdrawals can only be made during the accumulation phase.

You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes. (See "Federal Income Tax Status.")

When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the account value of the contract at the end of the business day when we receive a written request for a withdrawal:

o  less any applicable withdrawal charge;

o  less any premium or other tax;

o  less any account fee; and

o  less any applicable pro rata LIS, GMIB or GWB rider charge.

Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the fixed account, the EDCA account and the investment portfolio(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the investment portfolio, fixed account or EDCA account. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the account value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.

We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect.

How to withdraw all or part of your account value:

o You must submit a request to our Annuity Service Center. (See "Other Information - Requests and Elections.")

o You must provide satisfactory evidence of terminal illness or confinement to a nursing home if you would like to have the withdrawal charge waived. (See "Expenses - Reduction or Elimination of the Withdrawal Charge.")

o You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).

o We have to receive your withdrawal request in our Annuity Service Center prior to the annuity date or owner's death.

There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL PROGRAM

You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total purchase payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next business day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

o the New York Stock Exchange is closed (other than customary weekend and holiday closings);

o  trading on the New York Stock Exchange is restricted;

o an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the investment portfolios is not reasonably practicable or we cannot reasonably value the shares of the investment portfolios; or

o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.



7. LIVING BENEFITS
GUARANTEED WITHDRAWAL BENEFIT

In states where approved, we offer an optional Guaranteed Withdrawal Benefit ("GWB") for an additional charge. Please check with your financial representative for state availability. You may elect the GWB rider at the time you purchase the contract, prior to age 86. Once elected, the GWB cannot be terminated except as described below. You may not elect the GWB if you have elected the LIS rider or previously elected the GMIB rider under your contract.


The GWB guarantees that the entire amount of purchase payments you make until termination of the rider will be returned to you through a series of withdrawals which you may begin taking immediately or at a later time, provided withdrawals in any contract year do not exceed the maximum amount allowed. The total amount you are guaranteed to receive is the "Guaranteed Withdrawal Amount." This means that regardless of negative investment performance, you can take specified annual withdrawals until the entire amount of the purchase payments you made during the time period specified in your rider has been returned to you.

This GWB guarantee applies ONLY IF YOUR ANNUAL WITHDRAWALS ARE LESS THAN OR EQUAL TO THE MAXIMUM AMOUNT ALLOWED, CALLED THE ANNUAL BENEFIT PAYMENT, WHICH IS DESCRIBED IN MORE DETAIL BELOW. However, the GWB does not establish or guarantee an account value or minimum return for any investment portfolio. The Benefit Base (as described below) cannot be taken as a lump sum. Income taxes and penalties may apply to your withdrawals, and withdrawal charges may apply to withdrawals during the first contract year unless you take the necessary steps to elect such withdrawals under a Systematic Withdrawal Program. Withdrawal charges will also apply to withdrawals of purchase payments that exceed the free withdrawal amount (see "Expenses - Withdrawal Charge").

IF IN ANY CONTRACT YEAR YOU TAKE CUMULATIVE WITHDRAWALS THAT EXCEED THE ANNUAL BENEFIT PAYMENT, THE TOTAL PAYMENTS THAT THE GWB GUARANTEES THAT YOU OR YOUR BENEFICIARY WILL RECEIVE FROM THE CONTRACT OVER TIME MAY BE LESS THAN THE GUARANTEED WITHDRAWAL AMOUNT. THIS REDUCTION MAY BE SIGNIFICANT. HOWEVER, THE GWB RIDER CHARGE WILL CONTINUE TO BE DEDUCTED AND CALCULATED BASED ON THE GUARANTEED WITHDRAWAL AMOUNT (WHICH DOES NOT DECREASE DUE TO WITHDRAWALS) UNLESS YOUR BENEFIT BASE, AS DESCRIBED BELOW, EQUALS ZERO OR UNTIL THE TERMINATION OF THE CONTRACT.

DESCRIPTION OF THE GWB BENEFIT BASE. At issue, the Guaranteed Withdrawal Amount is the maximum total amount of money that you are guaranteed to receive over time under the GWB rider. At issue, the Guaranteed Withdrawal Amount and the Benefit Base are both equal to your initial purchase payment. At any subsequent point in time, the Benefit Base is the remaining amount of money that you are guaranteed to receive through annual withdrawals under the GWB rider. Your initial Benefit Base is set at an amount equal to your initial purchase payment. Your Benefit Base will change with each purchase payment made. Also, each withdrawal will reduce your Benefit Base.

If negative investment performance reduces your account value below the Benefit Base, you are still guaranteed to be able to withdraw the entire amount of your Benefit Base.

The Benefit Base is equal to:

o  Your initial purchase payment;

o  Increased by each subsequent purchase payment made;

o Less the amount of any withdrawals; provided, however, that if a withdrawal from your contract is not payable to the contract owner or contract owner's bank account (or to the annuitant or annuitant's bank account, if the owner is a non-natural person), or results in cumulative withdrawals (including any applicable withdrawal charge) for the current contract year exceeding the Annual Benefit Payment, and the resulting Benefit Base exceeds the account value, an additional reduction in the Benefit Base will be made. This additional reduction will be equal to the difference between the Benefit Base after the decrease for the withdrawal and your account value after the decrease for the withdrawal.

ANNUAL BENEFIT PAYMENT. The Annual Benefit Payment is the maximum amount of your Benefit Base you may withdraw each contract year without adversely impacting the amount guaranteed to be available to you through withdrawals overtime. The initial Annual Benefit Payment is equal to the initial Benefit Base multiplied by the GWB Withdrawal Rate (5%). The Annual Benefit Payment is reset after each subsequent purchase payment to the greater of: (1) the Annual Benefit Payment before the subsequent purchase payment and (2) the GWB Withdrawal Rate multiplied by the Benefit Base afterthe subsequent purchase payment. You can continue to receive annual withdrawals in an amount equal to or less than your Annual Benefit Payment until your Benefit Base is depleted.

It is important that you carefully manage your annual withdrawals. To retain the GWB guarantees, your annual withdrawals (including any applicable withdrawal charge) cannot exceed the Annual Benefit Payment each contract year. If a withdrawal from your contract does result in annual withdrawals (including any applicable withdrawal charge) during a contract year exceeding the Annual Benefit Payment or is not payable to the contract owner or contract owner's bank account (or to the annuitant or annuitant's bank account, if the owner is a non-natural person), the Annual Benefit Payment will be recalculated and may be reduced. The new Annual Benefit Payment will equal the lower of: (1)the Annual Benefit Payment before the withdrawal and (2) your account value after the decrease for the withdrawal (including any applicable withdrawal charge) multiplied by the GWB Withdrawal Rate. This reduction may be significant.

You can always take annual withdrawals less than the Annual Benefit Payment. However, if you choose to receive only a part of, or none of, your Annual Benefit Payment in any given contract year, your Annual Benefit Payment is not cumulative and your Benefit Base and Annual Benefit Payment will not increase. For example, if your Annual Benefit Payment is 5% of your Benefit Base and you withdraw 3% one year, you cannot then withdraw 7% the next year without exceeding your Annual Benefit Payment.

For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. A beneficiary under a decedent's IRA (or where otherwise offered, under any other contract that is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases) may be required to take such withdrawals which must commence, in accordance with tax regulations, by the end of the calendar year following the year of the owner's death. These required distributions may be larger than the Annual Benefit Payment. After the first contract year, we will increase your Annual Benefit Payment to equal your required minimum distribution amount for that year, if such amounts are greater than your Annual Benefit Payment. YOU MUST BE ENROLLED IN THE AUTOMATED
REQUIRED MINIMUM DISTRIBUTION PROGRAM TO QUALIFY FOR THIS INCREASE IN ANNUAL BENEFIT PAYMENT. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE
AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION
RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.

GUARANTEED WITHDRAWAL AMOUNT. We assess the GWB rider charge as a percentage of the GUARANTEED WITHDRAWAL AMOUNT, which is initially set at an amount equal to your initial purchase payment. The Guaranteed Withdrawal Amount may increase with additional purchase payments. In this case, the Guaranteed Withdrawal Amount will be reset equal to the greater of: (1) the Guaranteed Withdrawal Amount before the purchase payment and (2) the Benefit Base after the purchase payment. Withdrawals do not decrease the

Guaranteed Withdrawal Amount. If your Guaranteed Withdrawal Amount increases, the amount of the GWB rider charge we deduct will increase since the charge is a percentage of your Guaranteed Withdrawal Amount.

WITHDRAWAL CHARGE. We will apply a withdrawal charge to withdrawals from purchase payments of up to 7% of purchase payments taken in the first seven years following receipt of the applicable purchase payment. (See "Expenses - Withdrawal Charge - Free Withdrawal Amount" and "Access to Your Money - Systematic Withdrawal Program.")

TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% federal tax penalty may apply.

CANCELLATION. You (or your spouse, upon spousal continuation of the contract) may elect to cancel the GWB rider in accordance with our Administrative Procedures (currently we require you to submit your cancellation request in writing to our Annuity Service Center) during the 90-day period following the 5th contract anniversary. Such cancellation will take effect upon our receipt of the request. Otherwise, the rider may not be canceled. If the GWB rider is canceled, it may not be re-elected.

TERMINATION. The GWB rider will terminate upon the earliest business day we:

(1) process your request for a total withdrawal of your account value;

(2) process your request to apply your account value to an annuity option;

(3) determine that your account value is not sufficient to pay the charge for the GWB rider (whatever account value is available will be applied to pay the annual GWB rider charge);

(4) receive due proof of the owner's death and a beneficiary claim form, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, or the annuitant dies if the owner is a non-natural person; note: (1) if the spouse elects to continue the contract (so long as the spouse is less than 85 years old and the GWB rider is in effect at the time of continuation), all terms and conditions of the GWB rider will apply to the surviving spouse; and
(2) we will not terminate the rider until we receive both due proof of the owner's death and a beneficiary claim form (from certain beneficiaries, such as a trust, we may require additional information, such as the trust document), which means we will continue to deduct the GWB rider charge until we receive this information;

(5) process a change in owners, joint owners, or annuitants (if the owner is a non-natural person);

(6) process the termination of your contract; or

(7) process your request for cancellation of the GWB rider.

ADDITIONAL INFORMATION. If you take a full withdrawal of your account value and the withdrawal does not exceed the Annual Benefit Payment, or your account value is reduced to zero because you do not have a sufficient account value to pay the GWB rider charge and your Benefit Base after the withdrawal is more than zero, we will commence making payments to the owner or joint owner (or the annuitant if the owner is a non-natural person) on a monthly basis (or any mutually agreed upon frequency, but not less frequently than annually) until the Benefit Base is exhausted. The total annual payments cannot exceed the Annual Benefit Payment, except to the extent required under the Internal Revenue Code. If you or the joint owner (or the annuitant if the owner is a non-natural person) dies while these payments are being made, your beneficiary will receive these payments. No other death benefit will be paid.

If you cancel the rider or apply your entire account value to an annuity option, we will not deduct the GWB rider charge from your account value after we deduct the charge on the effective date of the cancellation or the application of your account value to an annuity option. We will not pay any benefits as a result of the rider on or after the effective date of the cancellation or the application of your account value to an annuity option.

If the owner or joint owner (or the annuitant if the owner is a non-natural person) should die while the GWB rider is in effect, your beneficiary may elect to receive the Benefit Base as a death benefit instead of the standard death benefit, the Annual Step-Up death benefit or the Compounded-Plus death benefit, if those benefits had been purchased by the owner(s). Otherwise, the provisions of those death benefits will determine the amount of the death benefit and no benefit shall be payable under the GWB rider.

If the beneficiary elects the Benefit Base as a death benefit, we will pay the remaining Benefit Base on a monthly basis (or any mutually agreed upon frequency, but no less frequently than annually) until the Benefit Base is exhausted. Except as may be required by the Internal Revenue Code, an annual payment will not exceed the

Annual Benefit Payment. If your beneficiary dies while such payments are made, we will continue making the payments to the beneficiary's estate unless we have agreed to another payee in writing. If the contract is a nonqualified contract, any death benefit must be paid out over a time period and in a manner that satisfies Section 72(s) of the Internal Revenue Code. If the owner (or the annuitant, where the owner is not a natural person) dies prior to the "annuity starting date" (as defined under the Internal Revenue Code and regulations thereunder), the period over which the Benefit Base is paid as a death benefit cannot exceed the remaining life expectancy of the payee under the appropriate IRS tables. For purposes of the preceding sentence, if the payee is a non-natural person, the Benefit Base must be paid out within 5 years from the date of death. Payments under this death benefit must begin within 12 months following the date of death.

We reserve the right to accelerate any payment that is less than $500 or to comply with requirements under the Internal Revenue Code (including minimum distribution requirements for IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code and non-qualified contracts subject to
Section 72(s)). If you terminate the GWB rider because: (1) you make a total withdrawal of your account value; (2) your account value is insufficient to pay the GWB rider charge; or (3) the contract owner or joint owner (or the annuitant if the owner is a non-natural person) dies, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, you may not make additional purchase payments under the contract.

(See Appendix F for examples of the GWB.)



8. PERFORMANCE
We periodically advertise subaccount performance relating to the investment portfolios. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges (including death benefit rider charges) and the investment portfolio expenses. It does not reflect the deduction of any applicable account fee, withdrawal charge, and LIS, GMIB or GWB rider charge. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures that reflect the deduction of the Separate Account product charges (including death benefit rider charges), account fee, withdrawal charges, LIS, GMIB or GWB rider charge and the investment portfolio expenses.

For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account.

In addition, the performance for the investment portfolios may be shown for the period commencing from the inception date of the investment portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.

We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the investment portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

We may advertise the guaranteed withdrawal benefit riders using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.

We may advertise the LIS rider or the GWB rider using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.

You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.



9. DEATH BENEFIT
UPON YOUR DEATH

If you die during the accumulation phase, we will pay a death benefit to your beneficiary(ies). The Principal Protection is the standard death benefit for your contract. At the time you purchase the contract, you can select the optional Annual Step-Up death benefit rider or the Compounded-Plus death benefit rider and you can also select the Additional Death Benefit-Earnings Preservation Benefit. If you are 80 years old or older at the effective date of your contract, you are not eligible to select these optional death benefit riders. For contracts issued prior to May 1, 2004, the Annual Step-Up is the standard death benefit for your contract. The death benefits are described below. Check your contract and riders for the specific provisions applicable. One or more optional death benefits may not be available in your state (check with your registered representative regarding availability). The death benefit is determined as of the end of the business day on which we receive both due proof of death and an election for the payment method. Where there are multiple beneficiaries, the death benefit will only be determined as of the time the first beneficiary submits the necessary documentation in good order.

If you have a joint owner, the death benefit will be paid when the first owner dies. Upon the death of either owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary, unless instructed otherwise.

If a non-natural person owns the contract, the annuitant will be deemed to be the owner in determining the death benefit. If there are joint owners, the age of the oldest owner will be used to determine the death benefit amount.

STANDARD DEATH BENEFIT - PRINCIPAL PROTECTION

The death benefit will be the greater of:

(1)    the account value; or

(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the account value as of the effective date of the change of owner, increased by purchase payments received after the date of the change of owner, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date."

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.

OPTIONAL DEATH BENEFIT - ANNUAL STEP-UP

If you select the Annual Step-Up death benefit rider, the death benefit will be the greatest of:

(1)    the account value; or

(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal; or

(3)    the highest anniversary value, as defined below.

On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:

o Subsection (2) is changed to provide: "The account value as of the effective date of the change of owner, increased by purchase payments received after the date of change of owner, and reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date"; and

o for subsection (3), the highest anniversary value will be recalculated to equal your account value as of the effective date of the change of owner.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit is equal to the greatest of (1), (2) or (3).

OPTIONAL DEATH BENEFIT - COMPOUNDED-PLUS

If you select the Compounded-Plus death benefit rider, the death benefit will be the greater of:

(1)    the account value; or

(2)    the enhanced death benefit.

The enhanced death benefit is the greater of (a) or (b) below:

    (a) Highest Anniversary Value: On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

    (b) Annual Increase Amount: On the date we issue your contract, the annual increase amount is equal to your initial purchase payment. Thereafter, the annual increase amount is equal to (i) less (ii), where:

         (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter; and

         (ii) is withdrawal adjustments accumulated at the annual increase rate. A withdrawal adjustment is equal to the value of the annual increase amount immediately prior to a withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1) or (2); however, for purposes of calculating the enhanced death benefit under (2) above:

    (a) for the highest anniversary value, the highest anniversary value will be recalculated to equal your account value as of the effective date of the owner change; and

    (b) for the annual increase amount, the current annual increase amount will be reset to equal your account value as of the effective date of the owner change. For purposes of the calculation of the annual increase amount thereafter, the account value on the effective date of the owner change will be treated as the initial purchase payment and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount is equal to the greater of (1) or (2).

ADDITIONAL DEATH BENEFIT - EARNINGS PRESERVATION BENEFIT

The Additional Death Benefit - Earnings Preservation Benefit pays an additional death benefit that is intended to help pay part of the income taxes due at the time of death of the owner or joint owner. The benefit is only available up through age 79 (on the contract issue date). In certain situations, this benefit may not be available for qualified plans (check with your registered representative for details).

Before the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:

(a) is the death benefit under your contract; and

(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.

On or after the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:

(a) is the death benefit on the contract anniversary immediately prior to your 81st birthday, increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal; and

(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.

                               Benefit Percentage


   Issue Age                   Percentage
-----------------------
   Ages 69 or younger        40%
   Ages 70-79                25%
   Ages 80 and above          0%

If the owner is a natural person and the owner is changed to someone other than a spouse, the additional death benefit is as defined above; however, for the purposes of calculating subsection (b) above "total purchase payments not withdrawn" will be reset to equal the account value as of the effective date of the owner change, and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the additional death benefit will be determined and payable upon receipt of due proof of death of the first spousal beneficiary. Alternatively, the spousal beneficiary may elect to have the additional death benefit determined and added to the account value upon the election, in which case the additional death benefit rider will terminate (and the corresponding death benefit rider charge will also terminate).

GENERAL DEATH BENEFIT PROVISIONS

The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the beneficiary.

If the beneficiary under a tax qualified contract is the annuitant's spouse, the tax law generally allows distributions to begin by the year in which the annuitant would have reached 70 1/2 (which may be more or less than five years after the annuitant's death).

A beneficiary must elect the death benefit to be paid under one of the payment options (unless the owner has previously made the election). The entire death benefit must be paid within five years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. For non-qualified contracts, payment must begin within one year of the date of death. For tax qualified contracts, payment must begin no later than the end of the calendar year immediately following the year of death.

We may also offer a payment option, for both non-tax qualified contracts and certain tax qualified contracts, under which your beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your beneficiary in order to facilitate the distribution of payments. Your beneficiary may choose any optional death benefit available under the new contract. Upon the death of your beneficiary, the death benefit would be required to be distributed to your beneficiary's beneficiary at least as rapidly as under the method of distribution in effect at the time of your beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated beneficiary is permitted under our procedures to make additional purchase payments consisting of monies which are direct transfers (as permitted under tax law) from other tax qualified or non-tax qualified contracts, depending on which type of contract you own, held in the name of the decedent. Your beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.

If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the beneficiary under an annuity option may only be elected during the 60 day period beginning with the date we receive due proof of death. If we do not receive an election during such time, we will make a single sum payment to the beneficiary at the end of the 60 day period.

If the owner or a joint owner, who is not the annuitant, dies during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at the time of the owner's death. Upon the death of the owner or a joint owner during the income phase, the beneficiary becomes the owner.

SPOUSAL CONTINUATION

If the primary beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio and/or the fixed account in the ratio that the account value in the investment portfolio and/or the fixed account bears to the total account value. Spousal continuation will not satisfy minimum required distribution rules for tax qualified contracts other than IRAs.

DEATH OF THE ANNUITANT

If the annuitant, not an owner or joint owner, dies during the accumulation phase, you automatically become the annuitant. You can select a new annuitant if you do not want to be the annuitant (subject to our then current underwriting standards). However, if the owner is a non- natural person (for example, a trust), then the death of the primary annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

CONTROLLED PAYOUT

You may elect to have the death benefit proceeds paid to your beneficiary in the form of annuity payments for life or over a period of time that does not exceed your beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the beneficiary cannot revoke or modify your election. The Controlled Payout is only available to Non-Qualified Contracts (see "Federal Income Tax Status").

10. FEDERAL INCOME TAX STATUS
The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money, generally for retirement purposes. If you invest in an annuity contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a "Qualified Contract." The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. You should note that for any Qualified Contract, the tax deferred accrual feature is provided by the tax qualified retirement plan, and as a result there should be reasons other than tax deferral for acquiring the contract within a qualified plan.

If your annuity is independent of any formal retirement or pension plan, it is termed a "Non-Qualified Contract."

Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

TAXATION OF NON-QUALIFIED CONTRACTS

NON-NATURAL PERSON. If a non-natural person (e.g., a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Non-Qualified Contracts owned by natural persons.

WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the owner's investment in the contract (generally, the premiums or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the owner's investment in the contract.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

It is conceivable that charges for certain benefits under a variable contract, such as any of the guaranteed death benefits (including, but not limited to, the Earnings Preservation Benefit) and certain living benefits (E.G., the GWB rider), may be considered as deemed distributions subject to immediate taxation. We currently intend to treat these charges as an intrinsic part of the annuity contract and we do not tax report these charges as taxable income. However, it is possible that this may change in the future if we determine that such reporting is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

The tax treatment of withdrawals under a Guaranteed Withdrawal Benefit is also uncertain. It is conceivable that the amount of potential gain could be determined based on the Benefit Base at the time of the withdrawal, if greater than the account value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, we intend to tax report such withdrawals using the gross account value rather than the Benefit Base at the time of the withdrawal to determine gain. However, in cases where the maximum permitted withdrawal in any year under the GWB exceeds the gross account value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal. Consult your tax adviser.

We reserve the right to change our tax reporting practices if we determine that they are not in accordance with IRS guidance (whether formal or informal).

ADDITIONAL PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

o  made on or after the taxpayer reaches age 59 1/2;

o  made on or after the death of an owner;

o  attributable to the taxpayer's becoming disabled;

o made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary; or

o under certain immediate income annuities providing for substantially equal payments made at least annually.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. In general, the amount of each payment under a variable annuity payment option that can be excluded from federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated. Once the investment in the contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between the fixed account and variable investment portfolios, as well as transfers between investment portfolios after the annuity starting date. Consult your tax adviser.

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Non-Qualified Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

See the Statement of Additional Information as well as "Death Benefit - General Death Benefit Provisions" in this prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the contract, a transfer or assignment of ownership of a Non-Qualified Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange or event should consult a tax adviser as to the tax consequences.

WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.

DIVERSIFICATION. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. However, the tax law concerning these rules is subject to change and to different interpretations. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to contract owners of gains under their contracts. Consult your tax adviser prior to purchase.

OWNERSHIP OF THE INVESTMENTS. In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of funds available and the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the contract does not give the contract owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract owner from being treated as the owner of the Separate Account assets supporting the contract.

FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract.

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

INDIVIDUAL RETIREMENT ACCOUNTS (IRAS). IRAs, as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2006, $4,000 plus, for an owner age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. The Internal Revenue Service (IRS) has approved the forms of the IRA and SIMPLE IRA endorsements, when used with the contract and certain of its riders (including enhanced death benefits), but your contract may differ from the approved version because of differences in riders or state insurance law requirements. Traditional IRAs/SEPs, SIMPLE IRAs and Roth IRAs may not invest in life insurance. The contract may provide death benefits that could exceed the greater of premiums paid or the account balance. The final required minimum distribution income tax regulations generally treat such benefits as part of the annuity contract and not as life insurance and require the value of such benefits to be included in the participant's interest that is subject to the required minimum distribution rules.

SIMPLE IRA. A SIMPLE IRA permits certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for 2006. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

ROTH IRA. A Roth IRA, as described in Code section 408A, permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

PENSION PLANS. Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract. The contract includes optional death benefits that in some cases may exceed the greater of the premium payments or the account value.

TAX SHELTERED ANNUITIES. Tax Sheltered Annuities (TSA) that qualify under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Proposed income tax regulations issued in November 2004, would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and
(c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The proposed regulations will generally not be effective until taxable years beginning after December 31, 2005, at the earliest; and may not be relied on until issued in final form. However, certain aspects, including a proposed prohibition on use of life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final form.

SECTION 457(B) PLANS. An eligible 457(b) plan, while not actually a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, which must be a tax-exempt entity under section 501(c) of the Code, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

SEPARATE ACCOUNT CHARGES FOR DEATH BENEFITS. For contracts purchased under section 401(a) plans or 403(b) plans, certain death benefits could conceivably be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefits, in certain cases, may exceed this limitation employers using the contract in connection with such plans should consult their tax adviser. Additionally, it is conceivable that the explicit charges for, or the amount of the mortality and expense charges allocable to, such benefits may be considered taxable distributions.

OTHER TAX ISSUES. Qualified Contracts (including contracts under section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount that should have been, but was not, distributed.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of account value, as well as all living benefits) must be added to the account value in computing the amount required to be distributed over the applicable period.

The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax adviser to determine whether your variable income annuity will satisfy these rules for your own situation.

Distributions from Qualified Contracts generally are subject to withholding for the owner's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not to have tax withheld from distributions.

"Eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457(b) plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consquences resulting from the election of an annuity payment option containing a commutation feature is uncertain and the IRS may determine that the taxable amount of annuity payments and withdrawals received for any year could be greater than or less than the taxable amount reported by us. The exercise of the commutation feature also may result in adverse tax consequences including:

o The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

o The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

o The possibility that the exercise of the commutation feature could adversely affect the amount excluded from federal income tax under any annuity payments made after such commutation.

A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to the U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

FOREIGN TAX CREDITS

To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the investment portfolios to foreign jurisdictions.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the contract.

We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.



11. OTHER INFORMATION
METLIFE INVESTORS

MetLife Investors Insurance Company (MetLife Investors) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company, which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc., the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, MetLife Investors became a direct subsidary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors, which in turn is a direct subsidiary of MetLife, Inc. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.

For contracts issued on or before December 31, 2002, General American Life agreed to ensure that MetLife Investors will have sufficient funds to meet obligations under the contracts. In the event an owner of such a contract presents a legitimate claim for payment, General American Life will pay such claim directly to the contract owner if MetLife Investors is unable to make such payment. This guarantee is enforceable by such contract owners against General American Life directly without any requirement that contract owners first file a claim against MetLife Investors. The guarantee agreement is binding on General American Life, its successors or assignees and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American Life's rating.

We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.

We are a member of the Insurance Marketplace Standards Association (IMSA). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

THE SEPARATE ACCOUNT

A SEPARATE ACCOUNT, MetLife Investors Variable Annuity Account Five (Separate Account), has been established to hold the assets that underlie the contracts. The Board of Directors of MetLife Investors Insurance Company of California (MetLife Investors of California) adopted a resolution to establish the Separate Account under California insurance law on March 24, 1992. On November 9, 2006, and in conjunction with the merger of MetLife Investors and MetLife Investors of California, the Separate Account became a separate account of MetLife Investors, maintained under Missouri law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the contracts are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.

DISTRIBUTOR

We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor, and in certain cases, we, have entered into selling agreements with other selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

Certain investment portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the investment portfolios. (See "Fee Tables and Examples - Investment Portfolio Expenses" and the fund prospectuses.) These payments range up to 0.25% of Separate Account assets invested in the particular investment portfolio.

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of purchase payments allocated to the American Funds Global Growth Fund for the services it provides in marketing the Fund's shares in connection with the contract.

SELLING FIRMS

As noted above, Distributor, and in certain cases, we, have entered into selling agreements with selling firms for the sale of the contracts. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.

COMPENSATION PAID TO SELLING FIRMS. We and Distributor pay compensation to all selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional purchase payments by selling firms is 8% of purchase payments. Some selling firms may elect to receive a lower commission when a purchase payment is made, along with annual trail commissions up to 1.20% of account value (less purchase payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract owner elects to begin receiving regular income payments (referred to as "annuity payments"). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts.

Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.

ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor have entered into distribution arrangements with certain selected selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of our variable insurance contracts (including the contracts). Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on account values of our variable insurance contracts (including account values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. We and Distributor have entered into such distribution agreements with selling firms identified in the Statement of Additional Information.

The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative. (See the Statement of Additional Information - "Distribution" for a list of selling firms that received compensation during 2005, as well as the range of additional compensation paid.)

REQUESTS AND ELECTIONS

We will treat your request for a contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a purchase payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives a payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock Exchange on that day. If we receive the request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10366, Des Moines, IA 50306-0366.

Requests for service may be made:

o  Through your registered representative

o By telephone at (800) 343-8496, between the hours of 7:30AM and 5:30PM Central Time Monday through Thursday and 7:30AM and 5:00PM Central Time on Friday

o  In writing to our Annuity Service Center

o  By fax at (515) 457-4400 or

o  By Internet at www.metlifeinvestors.com

All other requests must be in written form, satisfactory to us.

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.

Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to our Annuity Service Center.

CONFIRMING TRANSACTIONS. We will send out written statements confirming that a transaction was recently completed. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.

OWNERSHIP

OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract.

These rights include the right to:

o  change the beneficiary.

o change the annuitant before the annuity date (subject to our underwriting and administrative rules).

o  assign the contract (subject to limitation).

o  change the payment option.

o exercise all other rights, benefits, options and privileges allowed by the contract or us.

The owner is as designated at the time the contract is issued, unless changed.

JOINT OWNER. The contract can be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If joint owners are named, unless you tell us otherwise, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary (unless you tell us otherwise).

ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base annuity payments. You can change the annuitant at any time prior to the annuity date, unless an owner is not a natural person. Any reference to annuitant includes any joint annuitant under an annuity option. The owner and the annuitant do not have to be the same person except as required under certain sections of the Internal Revenue Code or under the LIS or GMIB riders (see "Annuity Payments (The Income Phase) - Lifetime Income Solution and Guaranteed Minimum Income Benefit").

ASSIGNMENT. You can assign a non-qualified contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

LEGAL PROCEEDINGS

In the ordinary course of business, MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors to meet its obligations under the contracts.

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Separate Account have been included in the SAI. The financial statements of General American Life have also been included in the SAI.


TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

     Company
     Experts
     Custodian
     Distribution
     Calculation of Performance Information
     Annuity Provisions
     Tax Status of the Contracts
     Condensed Financial Information
     Financial Statements

APPENDIX A
CONDENSED FINANCIAL INFORMATION

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2005. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. Chart 1 presents accumulation unit values for the lowest possible combination of separate account product charges and death benefit rider charges. The SAI contains the accumulation unit values for all other possible combinations of separate account product charges and death benefit rider charges. (See "Cover Page" for how to obtain a copy of the SAI.)

CHART 1



                                           1.30% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                                 NUMBER OF
                                                                                ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                               UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                                BEGINNING OF       END OF      OUTSTANDING AT
                                                                                   PERIOD          PERIOD      END OF PERIOD
                                                                              --------------- --------------- ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  11/19/2004       14.664335       15.152734      14,203.1147
=============                                               ==== ==========       =========       =========      ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  11/19/2004       14.953016       16.069205           0.0000
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       12.332467       13.946009       7,125.4376
   01/01/2005                                                to  12/31/2005       13.946009       14.309969      15,701.0546
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       16.137459       17.204948      47,068.6669
   01/01/2005                                                to  12/31/2005       17.204948       17.236958      58,189.6357
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       43.242312       47.937816      25,252.5996
   01/01/2005                                                to  12/31/2005       47.937816       48.925372      31,803.5491
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004        8.812961        9.792630       1,829.8715
   01/01/2005                                                to  12/31/2005        9.792630       10.109348       7,489.8750
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       20.314331       23.683379      18,443.1109
   01/01/2005                                                to  12/31/2005       23.683379       25.259591      47,248.9759
=============                                               ==== ==========       =========       =========      ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004        9.755208       11.208267      50,135.6553
   01/01/2005                                                to  12/31/2005       11.208267       12.880848      67,347.6876
=============                                               ==== ==========       =========       =========      ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                           1.30% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                                 NUMBER OF
                                                                            ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                           UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                            BEGINNING OF         END OF        OUTSTANDING AT
                                                                               PERIOD            PERIOD        END OF PERIOD
                                                                          ---------------   ---------------   ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004        9.999714          9.965778        37,511.8305
   01/01/2005                                            to  04/30/2005        9.965778          9.982068         7,711.3921
=============                                           ==== ==========       =========         =========       ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005        7.962826          8.651885        68,633.7770
=============                                           ==== ==========       =========         =========       ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       11.676306         12.110712        75,948.0189
   01/01/2005                                            to  12/31/2005       12.110712         12.223413       126,487.6084
=============                                           ==== ==========       =========         =========       ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       12.771613         14.819977           114.9253
   01/01/2005                                            to  12/31/2005       14.819977         16.060762           127.8966
=============                                           ==== ==========       =========         =========       ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005        9.998932         10.482927        44,832.8924
=============                                           ==== ==========       =========         =========       ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005       45.981915         46.209352         7,402.2798
=============                                           ==== ==========       =========         =========       ============
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                            to  12/31/2005        9.982136         10.094014       121,970.9953
=============                                           ==== ==========       =========         =========       ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       10.632445         11.417835         3,144.8481
   01/01/2005                                            to  12/31/2005       11.417835         11.891041        12,971.7826
=============                                           ==== ==========       =========         =========       ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                            to  12/31/2004       11.077739         11.934370       107,483.4824
   01/01/2005                                            to  12/31/2005       11.934370         12.974739       165,953.8569
=============                                           ==== ==========       =========         =========       ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005        9.787225         11.764232        92,485.8073
=============                                           ==== ==========       =========         =========       ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                            to  12/31/2004        4.242724          4.432154         5,148.8497
   01/01/2005                                            to  04/30/2005        4.432154          4.077964             0.0000
=============                                           ==== ==========       =========         =========       ============
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       37.396362         40.689761         1,107.9770
   01/01/2005                                            to  12/31/2005       40.689761         41.310730         1,928.1936
=============                                           ==== ==========       =========         =========       ============
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005       14.483434         16.974149           394.9828
=============                                           ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                                                                                                 NUMBER OF
                                                                               ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                              UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                               BEGINNING OF         END OF        OUTSTANDING AT
                                                                                  PERIOD            PERIOD        END OF PERIOD
1.30% SEPARATE ACCOUNT PRODUCT CHARGES                                       ---------------   ---------------   ---------------
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to  12/31/2004       12.035463         13.280968         2,420.2294
   01/01/2005                                               to  12/31/2005       13.280968         13.831712         3,352.4748
=============                                              ==== ==========       =========         =========         ==========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                               to  12/31/2004       45.386183         49.298756             0.0000
   01/01/2005                                               to  12/31/2005       49.298756         51.208076             0.0000
=============                                              ==== ==========       =========         =========         ==========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

CHART 2



                                           1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                                 NUMBER OF
                                                                                ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                               UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                                BEGINNING OF       END OF      OUTSTANDING AT
                                                                                   PERIOD          PERIOD      END OF PERIOD
                                                                              --------------- --------------- ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  11/19/2004       13.976263       14.394588       1,268.3102
=============                                               ==== ==========       =========       =========      ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  11/19/2004       14.251352       15.265149           0.0000
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       12.258171       13.806983         430.4694
   01/01/2005                                                to  12/31/2005       13.806983       14.082815         897.3156
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       15.871678       16.854422      35,697.1623
   01/01/2005                                                to  12/31/2005       16.854422       16.785051      21,664.9068
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       42.529947       46.960946      43,335.8275
   01/01/2005                                                to  12/31/2005       46.960946       47.642491      35,702.7341
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004        8.644194        9.566957           0.0000
   01/01/2005                                                to  12/31/2005        9.566957        9.817471       1,331.1677
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       19.513349       22.659271       2,730.6200
   01/01/2005                                                to  12/31/2005       22.659271       24.023204       3,670.0780
=============                                               ==== ==========       =========       =========      ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004        9.594492       10.979856      43,112.9653
   01/01/2005                                                to  12/31/2005       10.979856       12.543118      27,905.6679
=============                                               ==== ==========       =========       =========      ===========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004        9.834948        9.762657      36,547.8708
   01/01/2005                                                to  04/30/2005        9.762657        9.759505           0.0000
=============                                               ==== ==========       =========       =========      ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                to  12/31/2005        7.784877        8.424977      50,915.5441
=============                                               ==== ==========       =========       =========      ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       11.483951       11.863917      68,264.3976
   01/01/2005                                                to  12/31/2005       11.863917       11.902882      65,754.2998
=============                                               ==== ==========       =========       =========      ===========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       12.172147       14.068303           0.0000
   01/01/2005                                                to  12/31/2005       14.068303       15.155264           0.0000
=============                                               ==== ==========       =========       =========      ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                                                                                                 NUMBER OF
                                                                               ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                              UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                               BEGINNING OF         END OF        OUTSTANDING AT
                                                                                  PERIOD            PERIOD        END OF PERIOD
1.90% SEPARATE ACCOUNT PRODUCT CHARGES                                       ---------------   ---------------   ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to  12/31/2005        9.998438         10.440811         1,455.7559
=============                                              ==== ==========       =========         =========       ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to  12/31/2005       40.369489         40.408096           380.7047
=============                                              ==== ==========       =========         =========       ============
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                               to  12/31/2005        9.759091          9.829291        37,883.1841
=============                                              ==== ==========       =========         =========       ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to  12/31/2004       10.505123         11.236317         1,752.5087
   01/01/2005                                               to  12/31/2005       11.236317         11.632206         2,631.6626
=============                                              ==== ==========       =========         =========       ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                               to  12/31/2004       10.895264         11.691186       101,613.7811
   01/01/2005                                               to  12/31/2005       11.691186         12.634573        76,731.6326
=============                                              ==== ==========       =========         =========       ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to  12/31/2005        9.621932         11.519694        62,306.4467
=============                                              ==== ==========       =========         =========       ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                               to  12/31/2004        4.141757          4.309501             0.0000
   01/01/2005                                               to  04/30/2005        4.309501          3.957356             0.0000
=============                                              ==== ==========       =========         =========       ============
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to  12/31/2004       33.766553         36.594443             0.0000
   01/01/2005                                               to  12/31/2005       36.594443         36.931300             0.0000
=============                                              ==== ==========       =========         =========       ============
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to  12/31/2005       13.790599         16.098065             0.0000
=============                                              ==== ==========       =========         =========       ============
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to  12/31/2004       11.962766         13.148348             0.0000
   01/01/2005                                               to  12/31/2005       13.148348         13.611929             0.0000
=============                                              ==== ==========       =========         =========       ============
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                               to  12/31/2004       41.168501         44.539971           167.7802
   01/01/2005                                               to  12/31/2005       44.539971         45.989065           386.7231
=============                                              ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) AIM Variable Insurance Funds ("AIM VI"):
AIM VI Capital Appreciation Fund (Series I); and AIM International Growth Fund (Series I) (closed effective May 1, 2002); (b) Met Investors Series Trust: T. Rowe Price Mid Cap Growth Portfolio (closed effective May 1, 2003); for contracts issued prior to May 1, 2002, Lord Abbett Growth and Income Portfolio (Class A) (closed effective May 1, 2004); Jennison Growth Portfolio (closed effective May 1, 2005); and Legg Mason Value Equity Portfolio (closed effective May 1, 2006); (c) Franklin Templeton Variable Insurance Products Trust:
Templeton Foreign Securities Fund (closed effective May 1, 2003); (d) Metropolitan Series Fund, Inc.: FI International Stock Portfolio (formerly Putnam International Stock Portfolio) (closed effective December 19, 2003); T. Rowe Price Small Cap Growth Portfolio and T. Rowe Price Large Cap Growth Portfolio (closed effective May 1, 2004); and (e) Putnam Variable Trust (Class
IB): Putnam VT Growth and Income Fund (closed effective May 1, 2006). Franklin Templeton Variable Insurance Products Trust (Class 2): Templeton Growth Securities Fund was closed effective May 1, 2002 and reopened effective May 1, 2006.

Effective as of April 28, 2003, the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS (Reg. TM) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) Franklin Templeton Variable Insurance Products Trust: Franklin Small Cap Fund (closed effective May 1, 2002) was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class B) of the Metropolitan Series Fund, Inc.; Templeton Global Income Securities Fund (closed effective May 1, 2002) was replaced with the PIMCO Total Return Portfolio (Class B) of Met Investors Series Trust; Franklin Large Cap Growth Securities Fund (closed effective May 1, 2003) was replaced with the T. Rowe Price Large Cap Portfolio (Class B) of the Metropolitan Series Fund, Inc. and; Mutual Shares Securities Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class B) of Met Investors Series Trust; and (b) AIM Variable Insurance Funds: for contracts issued prior to May 1, 2002, AIM V.I. Premier Equity Fund (Series I) (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class A), and for contracts issued on and after May 1, 2002, the AIM V.I. Premier Equity Fund (Series II) (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class B) of the Met Investors Series Trust.

Effective as of November 22, 2004, the following investment portfolios were merged: J.P. Morgan Select Equity Portfolio of the Met Investors Series Trust merged into the Capital Guardian U.S. Equity Portfolio of the Metropolitan Series Fund, Inc.; and J.P. Morgan Quality Bond Portfolio of Met Investors Series Trust merged into the PIMCO Total Return Portfolio of Met Investors Series Trust.

Effective as of May 1, 2005, the following portfolios were merged: Met/Putnam Voyager Portfolio merged into the Jennison Growth Portfolio; and Money Market Portfolio merged into the BlackRock Money Market Portfolio.

Effective as of May 1, 2006, Metropolitan Series Fund, Inc.: MFS (Reg. TM) Investors Trust Series (closed effective May 1, 2003) merged into Met Investors Series Trust: Legg Mason Value Equity Portfolio (Class B).

YOU SHOULD READ THE PROSPECTUSES FOR THESE DISCONTINUED INVESTMENT PORTFOLIOS FOR MORE INFORMATION ON FEES, CHARGES, INVESTMENT OBJECTIVES AND RISKS. A COPY OF THE FUND PROSPECTUSES HAS PREVIOUSLY BEEN PROVIDED TO YOU.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AMERICAN FUNDS INSURANCE SERIES
(CLASS 2)

American Funds Insurance Series is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolio is available under the contract:

AMERICAN FUNDS GLOBAL GROWTH FUND*

INVESTMENT OBJECTIVE: The American Funds Global Growth Fund seeks capital appreciation through stocks.

* The portfolio is expected to be available on or about November 13, 2006.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)

Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate series (the Fund or Funds). Funds may be available in multiple classes: Class 1, Class 2 and Class 3. Templeton Global Advisers Limited is the investment adviser for the Templeton Growth Securities Fund. The following Class 2 portfolio is available under the contract:

TEMPLETON GROWTH SECURITIES FUND

INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital growth.

MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED)

Met Investors Series Trust is managed by Met Investors Advisory, LLC, (Met Investors Advisory), which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or Class A, as noted, portfolios are available under the contract:

LORD ABBETT AMERICA'S VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett America's Value Portfolio seeks current income and capital appreciation.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.

LORD ABBETT MID-CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Mid-Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIONEER FUND PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.

PIONEER MID-CAP VALUE PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Mid-Cap Value Portfolio seeks capital appreciation.

PIONEER STRATEGIC INCOME PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.

MET/PUTNAM CAPITAL OPPORTUNITIES PORTFOLIO

SUBADVISER: Putnam Investment Management, LLC

INVESTMENT OBJECTIVE: The Met/Putnam Capital Opportunities Portfolio seeks to provide a high total return from a portfolio of equity securities of small and mid-sized companies.

VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management Inc.

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.

VAN KAMPEN MID-CAP GROWTH PORTFOLIO (formerly Lord Abbett Growth Opportunities Portfolio)

SUBADVISER: Morgan Stanley Investment Management Inc. (formerly Lord, Abbett & Co. LLC)

INVESTMENT OBJECTIVE: The Van Kampen Mid-Cap Growth Portfolio seeks capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate ofMetLife Investors, is the investment adviser to the portfolios. The following Class B or Class E, as noted, portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO

SUBADVISER: Capital Guardian Trust Company

INVESTMENT OBJECTIVE: The Capital Guardian U.S. Equity Portfolio seeks long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers - NY, Inc., a wholly-owned subsidiary.

INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.

MFS (Reg. TM) TOTAL RETURN PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS (Reg. TM) Total Return Portfolio seeks a favorable total return through investment in a diversified portfolio.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Global Equity Portfolio seeks capital appreciation.

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

PUTNAM VT EQUITY INCOME FUND

INVESTMENT OBJECTIVE: The Fund seeks current income. Capital growth is a secondary objective when consistent with seeking current income.

MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks a high level of current income with growth of capital, a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE BALANCED STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

METLIFE GROWTH STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks growth of capital primarily through its investments in underlying portfolios that invest primarily in equity securities and secondarily through its investments in underlying portfolios that invest primarily in fixed income securities.

METLIFE AGGRESSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks growth of capital through its investments in underlying portfolios that invest primarily in equity securities.

APPENDIX C
EDCA EXAMPLES WITH MULTIPLE PURCHASE PAYMENTS
In order to show how the EDCA program works, we have created some examples. The examples are purely hypothetical and are for illustrative purposes only. The interest rate earned in an EDCA account will be 3%, plus any additional interest which we may declare from time to time. In addition, each bucket attributable to a subsequent purchase payment will earn interest at the then-current interest rate applied to new allocations to an EDCA account of the same monthly term.

6-MONTH EDCA
The following example demonstrates how the 6-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $12,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $10,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $12,000 allocation amount by 6 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using the following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate)(1/12) - EDCA Transfer Amount

At the beginning of the 4th month, a second purchase payment of $6,000 is allocated to the EDCA program. The entire $6,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $6,000 allocation amount divided by 6) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.


                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                12000                   2000                  10000                10000
    2                                        2000                   8095                 8095
    3                                        2000                   6172                 6172
    4                 6000                   3000                   9230                 3230               6000
    5                                        3000                   6309                  261               6048
    6                                        3000                   3359                    0               3359
    7                                        3000                    386                    0                386
    8                                         389                      0                    0                  0
    9                                           0                      0                    0                  0
   10                                           0                      0                    0                  0
   11                                           0                      0                    0                  0
   12                                           0                      0                    0                  0
   13                                           0                      0                    0                  0
   14                                           0                      0                    0                  0
   15                                           0                      0                    0                  0

12-MONTH EDCA
The following example demonstrates how the 12-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $24,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $22,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $24,000 allocation amount by 12 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA account value are accumulated at the EDCA interest rate using the following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x

(1+EDCA Rate)(1/12) - EDCA Transfer Amount

At the beginning of the 6th month, a second purchase payment of $12,000 is allocated to the EDCA program. The entire $12,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $12,000 allocation amount divided by 12) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.


                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                24000                   2000                  22000                22000
    2                                        2000                  20209                20209
    3                                        2000                  18401                18401
    4                                        2000                  16575                16575
    5                                        2000                  14732                14732
    6                12000                   3000                  23872                11872              12000
    7                                        3000                  21801                 8985              12096
    8                                        3000                  18262                 6070              12192
    9                                        3000                  15417                 3128              12289
   10                                        3000                  12545                  157              12387
   11                                        3000                   9645                    0               9645
   12                                        3000                   6722                    0               6722
   13                                        3000                   3776                    0               3776
   14                                        3000                    806                    0                806
   15                                         812                      0                    0                  0

APPENDIX D
DESCRIPTION OF GMIB
The Guaranteed Minimum Income Benefit (GMIB) rider was only offered under the contracts prior to July 1, 2002. If you elected the GMIB under your contract, you may not terminate it. You may exercise the GMIB after a 10-year waiting period, but only during the 30-day period following any contract anniversary up to and including the contract anniversary on or following your 85th birthday.

INCOME BASE. The INCOME BASE is the greater of (a) or (b) minus (c) below:

(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. The "Highest Anniversary Value" is increased by additional purchase payments and will be reduced by the percentage reduction in account value caused by subsequent partial withdrawals. On each contract anniversary prior to your 81st birthday, the Highest Anniversary Value will be reset equal to the greater of the Highest Anniversary Value at that time or the account value on the date of the recalculation. After your 81st birthday, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced by the percentage reduction in account value caused by subsequent partial withdrawals.

(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:

    (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 6% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter;

    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
          (1) or (2) as defined below:

         (1) The withdrawal adjustment for each partial withdrawal in a contract year is the value of the annual increase amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal; or

         (2) If total withdrawals in a contract year are 6% or less of the Annual Increase Amount on the issue date or previous contract anniversary, if later, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and will be treated as though the corresponding withdrawals occurred at the end of that contract year.

(c) An amount equal to the withdrawal charge which would be assessed upon a complete withdrawal plus premium and other taxes.

THE INCOME BASE IS NOT AVAILABLE FOR WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GMIB PAYMENT AND CHARGES FOR THE GMIB RIDER.

OWNERSHIP. While the GMIB rider is in effect, the owner (or joint owners) and annuitant (or joint annuitants) must be the same. If a non-natural person owns the contract, then the annuitant will deemed to be the owner in determining the income base and GMIB payments. If joint owners are named, the age of the oldest owner will be used to determine the income base.

EXERCISING THE GMIB RIDER. When you elect to receive annuity payments under the GMIB, you have your choice of two fixed annuity options:

o A life annuity with a ten year period certain (period certain shortens for ages 80 and above); or

o  A joint survivor life annuity with a 10 year period certain.

TERMINATING THE GMIB RIDER. The GMIB rider will terminate upon the earliest of:


o The date you elect to receive annuity payments either under the GMIB rider or the contract;

o The 30th day following the contract anniversary immediately after your 85th birthday;

o  The date you make a complete withdrawal of your account value;

o Death of the owner or death of the annuitant if a non-natural person owns the contract; or

o  Change of the owner, for any reason, unless we otherwise agree.

MetLife Investors currently waives the contractual requirement that terminates the GMIB rider in the event of the death of the owner in circumstances where the spouse of the owner elects to continue the contract. (See "Death Benefit - General Death Benefit Provisions.") In such event the GMIB rider will automatically continue unless the spouse elects to terminate the rider. We are permanently waiving this requirement with respect to purchasers of the contract offered by this prospectus who have elected the GMIB rider.

When the GMIB rider terminates, the corresponding GMIB rider charge terminates.

APPENDIX E
LIFETIME INCOME SOLUTION EXAMPLES
The purpose of these examples is to illustrate the operation of the Lifetime Income Solution. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges.

(1) THE 5% ANNUAL INCREASE AMOUNT

    Determining a value upon which future income payments will be based
    -------------------------------------------------------------------

    Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your account value fluctuates above and below your initial purchase payment depending on the investment performance of the investment options you selected. Your purchase payments accumulate at the annual increase rate of 5%, until the contract anniversary on or immediately after the contract owner's 85th birthday. Your purchase payments are also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The line (your purchase payments accumulated at 5% a year adjusted for withdrawals and charges "the 5% Annual Increase Amount") is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]





    Determining your guaranteed lifetime income stream
    --------------------------------------------------

    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, your 5% Annual Increase Amount is higher than the Highest Anniversary Value and will produce a higher income benefit. Accordingly, the 5% Annual Increase Amount will be applied to the annuity pay-out rates in the Lifetime Income Solution Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE LIFETIME INCOME SOLUTION PAYMENT AND THE CHARGE FOR THE BENEFIT.

[GRAPHIC APPEARS HERE]





(2) THE "HIGHEST ANNIVERSARY VALUE" ("HAV")

    Determining a value upon which future income payments will be based
    -------------------------------------------------------------------

    Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the account value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract anniversary immediately prior to the contract owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value line is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]

    Determining your guaranteed lifetime income stream
    --------------------------------------------------

    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, the Highest Anniversary Value is higher than the account value. Accordingly, the Highest Anniversary Value will be applied to the annuity payout rates in the Lifetime Income Solution Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE LIFETIME INCOME SOLUTION PAYMENT AND THE CHARGE FOR THE BENEFIT.

[GRAPHIC APPEARS HERE]





(3) PUTTING IT ALL TOGETHER

    Prior to annuitization, the two calculations (the 5% Annual Increase Amount and the Highest Anniversary Value) work together to protect your future income. Upon annuitization of the contract, you will receive income payments for life and the income bases and the account value will cease to exist. Also, the Lifetime Income Solution may only be exercised no later than the contract anniversary on or following the contract owner's 85th birthday, after a 10 year waiting period, and then only within a 30 day period following the contract anniversary.


[GRAPHIC APPEARS HERE]





    With the Lifetime Income Solution, the income base is applied to special, conservative guaranteed minimum income benefit annuity purchase factors, which are guaranteed at the time the contract is issued. However, if then-current annuity purchase factors applied to the account value would produce a greater amount of income, then you will receive the greater amount. In other words, when you annuitize your contract you will receive whatever amount produces the greatest income payment. Therefore, if your account value would provide greater income than would the amount provided under the Lifetime Income Solution, you will have paid for the Lifetime Income Solution although it was never used.

[GRAPHIC APPEARS HERE]

APPENDIX F
GUARANTEED WITHDRAWAL BENEFIT EXAMPLES
The purpose of these examples is to illustrate the operation of the Guaranteed Withdrawal Benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties.

A.   How Withdrawals Affect the Benefit Base

  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000. Assume that the account value grew to $110,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $100,000 - $10,000 = $90,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $100,000 exceeds the Benefit Base of $90,000, no further reduction to the Benefit Base is made.

  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000. Assume that the account value shrank to $90,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $90,000 and the account value would be reduced to $80,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $80,000 is less than the Benefit Base of $90,000, a further reduction of the $10,000 difference is made, bringing the Benefit Base to $80,000.

B. How Withdrawals and Subsequent Purchase Payments Affect the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000 and the initial Annual Benefit Payment would be $5,000. If $5,000 withdrawals were then made for each of the next five years, the Benefit Base would be decreased to $75,000. If a subsequent purchase payment of $10,000 were made the next day, the Benefit Base would be increased to $75,000 + $10,000 = $85,000. The Annual Benefit Payment would be reset to the greater of a) $5,000 (the Annual Benefit Payment before the second purchase payment) and b) $4,250 (5% multiplied by the Benefit Base after the second purchase payment). In this case, the Annual Benefit Payment would remain at $5,000.

C.   How Withdrawals Affect the Annual Benefit Payment

  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000 and the initial Annual Benefit Payment would be $5,000. If a withdrawal of $9,000 was made the next day, and negative market performance reduced the account value by an additional $1,000, the account value would be reduced to $100,000 - $9,000 - $1,000 = $90,000.
     Since the withdrawal of $9,000 exceeded the Annual Benefit Payment of $5,000, the Annual Benefit Payment would be reset to the lower of a) $5,000 (the Annual Benefit Payment before the withdrawal) and b) $4,500 (5% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would be reset to $4,500.

  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000 and the initial Annual Benefit Payment would be $5,000. If a withdrawal of $10,000 was made two years later after the account value had increased to $150,000, the account value would be reduced to $140,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $5,000, the Annual Benefit Payment would be reset to the lower of a) $5,000 (the Annual Benefit Payment before the withdrawal) and b) $7,000 (5% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would remain at $5,000.

D. How Withdrawals and Subsequent Purchase Payments Affect the Guaranteed Withdrawal Amount

An initial purchase payment is made of $100,000 and the initial Guaranteed Withdrawal Amount and initial Benefit Base would both be $100,000. Assume that over the next five years, withdrawals reduced the Benefit Base to $75,000. If a subsequent purchase payment of $10,000 was made, the Benefit Base would be increased to $75,000 + $10,000 = $85,000. The Guaranteed Withdrawal Amount would be reset to the greater of a) $100,000 (the Guaranteed Withdrawal Amount before the second purchase payment) and b) $85,000 (the Benefit Base after the second purchase payment). In this case, the Guaran- teed Withdrawal Amount would remain at $100,000.

E.   Putting It All Together

     1.   When Withdrawals Do Not Exceed the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000, the Guaranteed Withdrawal Amount would be $100,000, and the Annual Benefit Payment would be $5,000. Assume that the Benefit Base was reduced to $85,000 due to 3 years of withdrawing $5,000 each year and assume that the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $5,000 at this time, your account value would be reduced to $50,000 - $5,000 = $45,000. Your Benefit Base would be reduced to $85,000 - $5,000 = $80,000. Since the withdrawal of $5,000 did not exceed the Annual Benefit Payment, there would be no additional reduction to the Benefit Base. The Guaranteed Withdrawal Amount would remain at $100,000 and the Annual Benefit Payment would remain at $5,000.

                              [CHART]

Actual
Benefit      Actual         Account       Benefit
Payment     Withdrawals      Value         Base
--------    -----------    ----------   ----------
$    0        $    0        $100,000     $100,000
 5,000         5,000          85,000       95,000
 5,000         5,000          68,000       90,000
 5,000         5,000          50,000       85,000
 5,000         5,000          45,000       80,000
 5,000         5,000          40,000       75,000
 5,000         5,000          35,000       70,000
 5,000         5,000          30,000       65,000
 5,000         5,000          25,000       60,000
 5,000         5,000          20,000       55,000
 5,000         5,000          15,000       50,000
 5,000         5,000          10,000       45,000
 5,000         5,000           5,000       40,000
 5,000         5,000               0       35,000
 5,000         5,000               0       30,000
 5,000         5,000               0       25,000
 5,000         5,000               0       20,000
 5,000         5,000               0       15,000
     0             0               0       15,000

  2.   When Withdrawals Do Exceed the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000, the Guaranteed Withdrawal Amount would be $100,000, and the Annual Benefit Payment would be $5,000. Assume that the Benefit Base was reduced to $85,000 due to 3 years of withdrawing $5,000 each year. Assume the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $10,000 at this time, your account value would be reduced to $50,000 - $10,000 = $40,000. Your Benefit Base would be reduced to $85,000 - $10,000 = $75,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $5,000 and the resulting Benefit Base would be greater than the resulting account value, there would be an additional reduction to the Benefit Base. The Benefit Base after the withdrawal would be set equal to the account value after the withdrawal = $40,000. The Annual Benefit Payment would be set equal to the lesser of $5,000 and 5% x $40,000 = $2,000. The Guaranteed Withdrawal Amount would remain at $100,000, but this amount now no longer would be guaranteed to be received over time. The new Benefit Base of $40,000 would be now the amount guaranteed to be available to be withdrawn over time.

                               [CHART]

   Annual
   Benefit          Actual           Account           Benefit
   Payment        Withdrawals         Value             Base
  ---------       -----------       ---------        ----------
   $    0          $     0          $100,000          $100,000
    5,000            5,000            85,000            95,000
    5,000            5,000            68,000            90,000
    5,000            5,000            50,000            85,000
    5,000           10,000            40,000            40,000
    2,000            2,000            38,000            38,000
    2,000            2,000            36,000            36,000
    2,000            2,000            34,000            34,000
    2,000            2,000            32,000            32,000
    2,000            2,000            30,000            30,000
    2,000            2,000            28,000            28,000
    2,000            2,000            26,000            26,000
    2,000            2,000            24,000            24,000
    2,000            2,000            22,000            22,000
    2,000            2,000            20,000            20,000
    2,000            2,000            18,000            18,000
    2,000            2,000            16,000            16,000
    2,000            2,000            14,000            14,000
    2,000            2,000            12,000            12,000

                      STATEMENT OF ADDITIONAL INFORMATION


                 INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

                                   ISSUED BY


                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE


                                      AND


                      METLIFE INVESTORS INSURANCE COMPANY


                         CLASS VA, CLASS AA AND CLASS B

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED NOVEMBER 9, 2006, FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT THAT IS DESCRIBED HEREIN.


THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS WRITE US AT: P.O. BOX 10366, DES MOINES, IOWA 50306-0366, OR CALL (800) 343-8496.


THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED NOVEMBER 9, 2006.


SAI-1106CAVAAAB

TABLE OF CONTENTS                                                         PAGE


COMPANY ......................................................        2
EXPERTS ......................................................        2
CUSTODIAN ....................................................        3
DISTRIBUTION .................................................        3
     Reduction or Elimination of the Withdrawal Charge .......        4
CALCULATION OF PERFORMANCE INFORMATION .......................        5
     Total Return ............................................        5
     Historical Unit Values ..................................        5
     Reporting Agencies ......................................        6
ANNUITY PROVISIONS ...........................................        6
     Variable Annuity ........................................        6
     Fixed Annuity ...........................................        7
     Mortality and Expense Guarantee .........................        7
     Legal or Regulatory Restrictions on Transactions ........        7
TAX STATUS OF THE CONTRACTS ..................................        8
CONDENSED FINANCIAL INFORMATION ..............................       10
     Class VA ................................................       10
     Class AA ................................................       52
     Class B .................................................      104
FINANCIAL STATEMENTS .........................................      134

COMPANY

MetLife Investors Insurance Company (MetLife Investors or the Company) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company, which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc. (MetLife), the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, MetLife Investors became a direct subsidiary of MetLife. MetLife, through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.


Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors, which in turn is a direct subsidiary of MetLife, Inc. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.


On December 31, 2002, MetLife entered into a net worth maintenance agreement with MetLife Investors. Under the agreement, MetLife agreed, without limitation as to the amount, to cause MetLife Investors to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2005, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels. MetLife and MetLife Investors entered into the agreement in part to enhance and maintain the financial strength of MetLife Investors as set forth in the agreement. Creditors of MetLife Investors (including its policyholders) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of MetLife Investors with recourse to or against any of the assets of MetLife. MetLife has the right to terminate the agreement upon thirty days written notice to MetLife Investors. MetLife has agreed not to terminate the agreement unless one of certain designated events occur, including if the Company attains a financial strength rating from Moody's Investors Service, Inc. without giving weight to the support of the agreement, that is the same as or better than its rating of such rating agency with such support.


General American Life Insurance Company has entered into a contingent reinsurance agreement with MetLife Investors. Under this agreement, in the event that MetLife Investors' statutory capital and surplus fall below certain levels, General American Life Insurance Company would assume as assumption reinsurance, subject to regulatory approvals and required consents, all of MetLife Investors' life insurance and annuity contracts. At December 31, 2005, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels.


We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.


We are a member of the Insurance Marketplace Standards Association (IMSA). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.




EXPERTS

The consolidated financial statements of MetLife Investors Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for certain non-traditional long duration contracts and separate accounts as required by new accounting guidance which became effective on January 1, 2004), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 E. Kennedy Boulevard, Tampa, Florida 33602.


The financial statements of the sub-accounts of MetLife Investors Variable Annuity Account Five included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 100 South 4th Street, St. Louis, Missouri 63102.


The consolidated financial statements of General American Life Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 E. Kennedy Boulevard, Tampa, Florida 33602.




CUSTODIAN

MetLife Investors Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614, is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.


DISTRIBUTION

Information about the distribution of the contracts is contained in the prospectus. (See "Other Information.") Additional information is provided below.


The contracts are offered to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.


MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the contracts. Distributor is a Missouri corporation and its home office is located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. In December 2004, MetLife Investors Distribution Company, which was then a Delaware corporation, was merged into General American Distributors, Inc., and the name of the surviving corporation was changed to MetLife Investors Distribution Company. Distributor is an indirect, wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of NASD, Inc. Distributor is not a member of the Securities Investor Protection Corporation. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.



Distributor (including its predecessor) received sales compensation with respect to all contracts issued from the Separate Account in the following amounts during the periods indicated:




                                                 Aggregate Amount of
                                                 Commissions Retained
                     Aggregate Amount of         by Distributor After
                     Commissions Paid to         Payments to Selling
Fiscal year              Distributor                    Firms
-------------       ---------------------       ---------------------
2003                $11,225,106                 $0
2004                $ 9,014,241                 $0
2005                $ 7,986,011                 $0

Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing, and other expenses of distributing the contracts.

As noted in the prospectus, we and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. We and Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amount may be significant. The amount of additional compensation (non-commission amounts) paid to selected selling firms during 2005 ranged from $4,122,607 to $1,000. The amount of commissions paid to selected selling firms during 2005 ranged from $26,272,688 to $0. The amount of total compensation (includes non-commission and commission amounts) paid to selected selling firms during 2005 ranged from $30,302,543 to $1,000. For purposes of calculating such amounts, the amount of compensation received by a selling firm may include additional compensation received by the firm for the sale of insurance products issued by our affiliates within the MetLife Investors group of companies (First MetLife Investors Insurance Company, MetLife Investors USA Insurance Company and MetLife Investors Insurance Company of California).


The following list sets forth the names of selling firms that received additional compensation in 2005 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the contracts). The selling firms are listed in alphabetical order.


A.G. Edwards & Sons, Inc.
Commonwealth
Edward Jones
Firstar Investments
HSBC Brokerage
J.J.B Hilliard, W.L. Lyons, Inc.
Linsco Private Ledger
RBC Dain Rauscher, Inc.
Stifer, Nicolaus & Co., Incorporated
UBS Financial Services
Vision Investment Services
Wachovia Securities, LLC


As described in "Investment Options" in the prospectus, certain investment portfolios offered in the contracts compensate us and/or certain affiliates for administrative or other services relating to the investment portfolios. These payments are based on a percentage of assets allocated to the portfolio. Pursuant to agreements with A.G. Edwards & Sons, Inc. ("A.G. Edwards"), we pay to them a percentage amount equal to all or a portion of these payments, and we pay similar percentage fees on assets allocated to certain portfolios of affiliated investment portfolios. As a result of these arrangements, A.G. Edwards may have an incentive to recommend to its customers the purchase of the contract for which we pay amounts with respect to the investment portfolios. The fees may vary from investment portfolio to portfolio and they may be significant. It is conceivable that A.G. Edwards may have an incentive to recommend to customers, in connection with the A.G. Edwards asset allocation program, that they allocate purchase payments and account value to the investment portfolios that result in payment of amounts or payment of higher amounts. During 2005, the percentage fees ranged from 0.05% to 0.25%. For more information about the nature and extent of these fees, you should ask your A.G. Edwards registered representative.


There are other broker dealers who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.



REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE


The amount of the withdrawal charge on the contracts may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the withdrawal charge will be determined by the Company after examination of all the relevant factors such as:


1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.

2. The total amount of purchase payments to be received will be considered. Per contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

3. Any prior or existing relationship with the Company will be considered. Per contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the contract with fewer sales contacts.

4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the withdrawal charge.


The withdrawal charge may be eliminated when the contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person. In lieu of a withdrawal charge waiver, we may provide an account value credit.




CALCULATION OF PERFORMANCE INFORMATION


TOTAL RETURN


From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an accumulation unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the accumulation unit value at the beginning of the period.


Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the separate account product charges (including death benefit rider charges), the expenses for the underlying investment portfolio being advertised, and any applicable account fee, withdrawal charges, and/or GMIB, GWB or GMAB rider charge. For purposes of calculating performance information, the GWB rider charge is reflected as a percentage of account value. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.


The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable account fee and any applicable sales charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:


  P (1 + T)n = ERV


Where:


  P = a hypothetical initial payment of $1,000


  T = average annual total return


  n = number of years


  ERV =  ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods used.


The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of a withdrawal charge, GMIB, GWB or applicable GMAB rider charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.


Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.



HISTORICAL UNIT VALUES


The Company may also show historical accumulation unit values in certain advertisements containing illustrations. These illustrations will be based on actual accumulation unit values.


In addition, the Company may distribute sales literature which compares the percentage change in accumulation unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.



REPORTING AGENCIES


The Company may also distribute sales literature which compares the performance of the accumulation unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.


The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of thousands of investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.


The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.


Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.




ANNUITY PROVISIONS


VARIABLE ANNUITY


A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount in proportion to the amount that the net investment factor exceeds the assumed investment return selected.


The Adjusted Contract Value (contract value, less any applicable premium taxes, account fee, and prorated GMIB, GWB or GMAB rider charge, if any) will be applied to the applicable Annuity Table to determine the first annuity payment. The Adjusted Contract Value is determined on the annuity calculation date, which is a business day no more than five (5) business days before the annuity date. The dollar amount of the first variable annuity payment is determined as follows: The first variable annuity payment will be based upon the annuity option elected, the annuitant's age and sex, and the appropriate variable annuity option table. If, as of the annuity calculation date, the then current variable annuity option rates applicable to this class of contracts provide a first annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.


The dollar amount of variable annuity payments after the first payment is determined as follows:


1. the dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each applicable investment portfolio as of the annuity calculation date. This establishes the number of annuity units for each monthly payment. The number of annuity units for each applicable investment portfolio remains fixed during the annuity period, unless you transfer values from the investment portfolio to another investment portfolio;

2. the fixed number of annuity units per payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the business day for which the annuity payment is being calculated. This result is the dollar amount of the payment for each applicable investment portfolio, less any account fee. The account fee will be deducted pro rata out of each annuity payment.

The total dollar amount of each variable annuity payment is the sum of all investment portfolio variable annuity payments.


ANNUITY UNIT - The initial annuity unit value for each investment portfolio of the Separate Account was set by us.


The subsequent annuity unit value for each investment portfolio is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor for the investment portfolio for the current business day and multiplying the result by a factor for each day since the last business day which offsets the assumed investment return used to develop the variable annuity tables.


(1) the dollar amount of the first annuity payment is divided by the value of an annuity unit as of the annuity date. This establishes the number of annuity units for each monthly payment. The number of annuity units remains fixed during the annuity payment period.


(2) the fixed number of annuity units is multiplied by the annuity unit value for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.


NET INVESTMENT FACTOR - The net investment factor for each investment portfolio is determined by dividing A by B and multiplying by (1-C) where:


A is (i)    the net asset value per share of the portfolio at the end of the current business day; plus

      (ii) any dividend or capital gains per share declared on behalf of such portfolio that has an ex-dividend date as of the current business day.

B is     the net asset value per share of the portfolio for the immediately preceding business day.

C is (i)    the separate account product charges and for each day since the last business day. The daily charge is equal to the annual separate account product charges divided by 365; plus

      (ii) a charge factor, if any, for any taxes or any tax reserve we have established as a result of the operation of the Separate Account.

Transfers During the Annuity Phase:


o  You may not make a transfer from the fixed account to the Separate Account;

o Transfers among the subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units; and

o You may make a transfer from the variable annuity option to the fixed annuity option. The amount transferred from a subaccount of the Separate Account will be equal to the product of "(a)" multiplied by "(b)" multiplied by "(c)", where (a) is the number of annuity units representing your interest in the subaccount per annuity payment; (b) is the annuity unit value for the subaccount; and (c) is the present value of $1.00 per payment period for the remaining annuity benefit period based on the attained age of the annuitant at the time of transfer, calculated using the same actuarial basis as the variable annuity rates applied on the annuity date for the annuity option elected. Amounts transferred to the fixed annuity option will be applied under the annuity option elected at the attained age of the annuitant at the time of the transfer using the fixed annuity option table. If at the time of transfer, the then current fixed annuity option rates applicable to this class of contracts provide a greater payment, the greater payment will be made. All amounts and annuity unit values will be determined as of the end of the business day on which the Company receives a notice.


FIXED ANNUITY


A fixed annuity is a series of payments made during the annuity phase which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The Adjusted Contract Value on the day immediately preceding the annuity date will be used to determine the fixed annuity monthly payment. The first monthly annuity payment will be based upon the annuity option elected and the appropriate annuity option table.



MORTALITY AND EXPENSE GUARANTEE


The Company guarantees that the dollar amount of each annuity payment after the first annuity payment will not be affected by variations in mortality or expense experience.



LEGAL OR REGULATORY RESTRICTIONS ON TRANSACTIONS


If mandated under applicable law, the Company may be required to reject a premium payment. The Company may also be required to block a contract owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, death benefits or continue making annuity payments until instructions are received from the appropriate regulator.

TAX STATUS OF THE CONTRACTS

Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.


REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code generally requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract (or on the death of, or change in, any primary annuitant where the contract is owned by a non-natural person). Specifically, Section 72(s) requires that: (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.


The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.


Other rules may apply to Qualified Contracts.


MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS. Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for 5% or more owners). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e., determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.


Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your tax adviser as to how these rules affect your contract.


MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH. Upon the death of the contract owner and/or annuitant of a Qualified Contract, the funds remaining in the contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply in the case of an IRA where the beneficiary is the surviving spouse which allow the spouse to assume the contract as owner. Alternative rules permit a spousal beneficiary under a qualified contract, including an IRA, to defer the minimum distribution requirements until the end of the year in which the deceased spouse would have attained age 70 1/2 or to rollover the death proceeds to his or her own IRA or to another eligible retirement plan in which he or she participates.

CONDENSED FINANCIAL INFORMATION

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2005. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. The charts present accumulation unit values based upon which riders you select. The charts are in addition to the charts in the prospectus.


CLASS VA




                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            11.852311               10.0000
  01/01/2002         to       12/31/2002           11.852311             8.472945           17,517.8061
  01/01/2003         to       12/31/2003            8.472945            11.602508           34,789.0702
  01/01/2004         to       12/31/2004           11.602508            12.176705           25,544.9025
  01/01/2005         to       12/31/2005           12.176705            13.000440          183,120.1976
============        ====      ==========           =========            =========          ============
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998849            11.971801           11,303.8704
  01/01/2005         to       12/31/2005           11.971801            13.285850            4,220.4093
============        ====      ==========           =========            =========          ============
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            10.935611               10.0000
  01/01/2002         to       12/31/2002           10.935611             8.832552           10,226.8312
  01/01/2003         to       12/31/2003            8.832552            11.755482           53,082.2175
  01/01/2004         to       12/31/2004           11.755482            13.970748           36,006.7248
  01/01/2005         to       12/31/2005           13.970748            15.738453           13,091.2313
============        ====      ==========           =========            =========          ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  02/12/2001         to       12/31/2001           10.000000             7.308054               10.0000
  01/01/2002         to       12/31/2002            7.308054             5.200438           37,465.0965
  01/01/2003         to       12/31/2003            5.200438             6.712800           66,997.4779
  01/01/2004         to       12/31/2004            6.712800             7.177933          750,920.9399
  01/01/2005         to       12/31/2005            7.177933             8.039394          582,806.5248
============        ====      ==========           =========            =========          ============
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
  10/09/2001         to       12/31/2001           10.000000            10.991234               10.0000
  01/01/2002         to       12/31/2002           10.991234             9.665975            9,524.7853
  01/01/2003         to       12/31/2003            9.665975            12.026501           33,887.3469
  01/01/2004         to       12/31/2004           12.026501            13.566810           20,280.9253
  01/01/2005         to       12/31/2005           13.566810            14.456870           15,079.2113
============        ====      ==========           =========            =========          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005         to       12/31/2005           10.247260            10.625522                0.0000
============        ====      ==========           =========            =========                ======
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  04/02/2001         to       12/31/2001           13.960333            13.978494           24,768.8353
  01/01/2002         to       12/31/2002           13.978494            13.705136          114,804.8029
  01/01/2003         to       12/31/2003           13.705136            16.103871          199,086.9132
  01/01/2004         to       12/31/2004           16.103871            17.176230          182,155.1125
  01/01/2005         to       12/31/2005           17.176230            17.191034          299,801.3907
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  04/02/2001         to       12/31/2001           39.912615            41.392944           41,612.6312
  01/01/2002         to       12/31/2002           41.392944            33.421284          152,027.0401
  01/01/2003         to       12/31/2003           33.421284            43.085314          236,541.4192
  01/01/2004         to       12/31/2004           43.085314            47.857828          264,416.6649
  01/01/2005         to       12/31/2005           47.857828            48.795052          248,094.6896
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  02/12/2001         to       12/31/2001           10.000000             8.381159               10.0000
  01/01/2002         to       12/31/2002            8.381159             7.289280            2,859.3087
  01/01/2003         to       12/31/2003            7.289280             9.491245           28,455.9525
  01/01/2004         to       12/31/2004            9.491245            11.189560          167,940.4514
  01/01/2005         to       12/31/2005           11.189560            12.850864          318,310.6814
============        ====      ==========           =========            =========          ============
 MONEY MARKET SUB-ACCOUNT
  02/12/2001         to       12/31/2001           10.000000            10.154282            9,324.1301
  01/01/2002         to       12/31/2002           10.154282            10.122875           38,733.0679
  01/01/2003         to       12/31/2003           10.122875            10.025490           52,925.8278
  01/01/2004         to       12/31/2004           10.025490             9.949131           25,093.5954
  01/01/2005         to       04/30/2005            9.949131             9.962144                0.0000
============        ====      ==========           =========            =========          ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998849            12.833645           13,142.2227
  01/01/2005         to       12/31/2005           12.833645            14.337160          203,491.7367
============        ====      ==========           =========            =========          ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  02/12/2001         to       12/31/2001           10.000000             8.466912               10.0000
  01/01/2002         to       12/31/2002            8.466912             6.283863           69,500.0352
  01/01/2003         to       12/31/2003            6.283863             7.964318          134,514.8959
  01/01/2004         to       12/31/2004            7.964318             8.356218          212,690.9759
  01/01/2005         to       12/31/2005            8.356218             8.628835          175,741.5626
============        ====      ==========           =========            =========          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.000000            10.435925           61,780.7331
  01/01/2004         to       12/31/2004           10.435925            11.217736           55,636.3493
  01/01/2005         to       12/31/2005           11.217736            11.215657           24,101.5917
============        ====      ==========           =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT
  02/12/2001         to       12/31/2001           10.000000            10.536235               10.0000
  01/01/2002         to       12/31/2002           10.536235            11.355362          131,061.1500
  01/01/2003         to       12/31/2003           11.355362            11.679662          378,638.3904
  01/01/2004         to       12/31/2004           11.679662            12.090485          678,350.4424
  01/01/2005         to       12/31/2005           12.090485            12.190831          648,817.1870
============        ====      ==========           =========            =========          ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  02/12/2001         to       12/31/2001           10.000000             8.065922               10.0000
  01/01/2002         to       12/31/2002            8.065922             6.298411            4,432.6834
  01/01/2003         to       12/31/2003            6.298411             7.722500           16,670.6804
  01/01/2004         to       11/19/2004            7.722500             7.933271           12,690.6925
============        ====      ==========           =========            =========          ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  02/12/2001         to       12/31/2001           10.000000             6.093409               10.0000
  01/01/2002         to       12/31/2002            6.093409             2.960358               20.6585
  01/01/2003         to       12/31/2003            2.960358             4.599830            3,155.0149
  01/01/2004         to       12/31/2004            4.599830             4.340121           13,984.5632
  01/01/2005         to       12/31/2005            4.340121             4.751414            5,065.8076
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  02/12/2001         to       12/31/2001           10.000000             8.236645               10.0000
  01/01/2002         to       12/31/2002            8.236645             4.545270           41,303.0605
  01/01/2003         to       12/31/2003            4.545270             6.124338          162,737.4758
  01/01/2004         to       12/31/2004            6.124338             7.115346          235,402.0958
  01/01/2005         to       12/31/2005            7.115346             8.043025          219,340.3085
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2002         to       12/31/2002           10.000000             8.232502           15,791.6772
  01/01/2003         to       12/31/2003            8.232502            11.480838           46,084.2099
  01/01/2004         to       12/31/2004           11.480838            14.321488           39,753.1329
  01/01/2005         to       12/31/2005           14.321488            16.308935           30,834.8408
============        ====      ==========           =========            =========          ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998849            11.115049           10,317.5059
  01/01/2005         to       12/31/2005           11.115049            12.205834            2,921.9312
============        ====      ==========           =========            =========          ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
  05/01/2005         to       12/31/2005            9.998849            10.475896           42,216.2695
============        ====      ==========           =========            =========          ============

                               1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   10/09/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     9.962131            10.067108
=============                                                                     ========            =========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                    10.197594            10.156586
   01/01/2002                                                                    10.156586             8.357717
   01/01/2003                                                                     8.357717            10.774657
   01/01/2004                                                                    10.774657            11.914458
   01/01/2005                                                                    11.914458            12.940186
=============                                                                    =========            =========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                    10.164480            11.947753
   01/01/2002                                                                    11.947753            10.713489
   01/01/2003                                                                    10.713489            13.979999
   01/01/2004                                                                    13.979999            15.115774
   01/01/2005                                                                    15.115774            16.353241
=============                                                                    =========            =========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                    10.000000             7.628086
   01/01/2003                                                                     7.628086             9.755498
   01/01/2004                                                                     9.755498            10.479270
   01/01/2005                                                                    10.479270            11.732904
=============                                                                    =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   10/09/2001                                                                    10.000000            10.849814
   01/01/2002                                                                    10.849814             8.289818
   01/01/2003                                                                     8.289818            10.453078
   01/01/2004                                                                    10.453078            11.366871
   01/01/2005                                                                    11.366871            11.701349
=============                                                                    =========            =========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                    15.802857            15.786672
=============                                                                    =========            =========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.302502            10.691554
   01/01/2005                                                                    10.691554            11.637720
=============                                                                    =========            =========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.102642            10.395455
   01/01/2005                                                                    10.395455            10.981407
=============                                                                    =========            =========



                                                                                 NUMBER OF
                                                                                ACCUMULATION
                                                                                   UNITS
                                                                               OUTSTANDING AT
                                                                               END OF PERIOD
                                                                              ---------------
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                   32,946.5560
=============                                                                   ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                        9.8062
   01/01/2002                                                                   70,108.0499
   01/01/2003                                                                  275,816.2448
   01/01/2004                                                                  412,235.2164
   01/01/2005                                                                  366,526.5029
=============                                                                  ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                        9.8382
   01/01/2002                                                                   30,178.3503
   01/01/2003                                                                   50,186.0230
   01/01/2004                                                                   21,141.8417
   01/01/2005                                                                    7,835.2796
=============                                                                  ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                   46,536.9842
   01/01/2003                                                                   55,203.2423
   01/01/2004                                                                   77,090.3496
   01/01/2005                                                                   66,247.8586
=============                                                                  ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   10/09/2001                                                                       10.0000
   01/01/2002                                                                   10,695.7557
   01/01/2003                                                                   12,700.3733
   01/01/2004                                                                   12,425.9464
   01/01/2005                                                                   23,774.1855
=============                                                                  ============
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                        0.0000
=============                                                                  ============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    2,081.2802
   01/01/2005                                                                   20,254.5203
=============                                                                  ============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                   16,122.1012
   01/01/2005                                                                  162,531.2098
=============                                                                  ============

              1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                 to       12/31/2004
   01/01/2005                                 to       12/31/2005
=============                                ====      ==========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                 to       12/31/2004
   01/01/2005                                 to       12/31/2005
=============                                ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                 to       12/31/2004
   01/01/2005                                 to       12/31/2005
=============                                ====      ==========



                                                                                          NUMBER OF
                                               ACCUMULATION         ACCUMULATION         ACCUMULATION
                                              UNIT VALUE AT        UNIT VALUE AT            UNITS
                                               BEGINNING OF            END OF           OUTSTANDING AT
                                                  PERIOD               PERIOD           END OF PERIOD
                                             ---------------      ---------------      ---------------
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                    9.942753           10.111501               117.7315
   01/01/2005                                   10.111501           10.418004            61,880.6893
=============                                   =========           =========            ===========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                   10.242545           10.606431           309,111.5416
   01/01/2005                                   10.606431           11.413760           486,095.3975
=============                                   =========           =========           ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                   10.012704           10.231750               117.7771
   01/01/2005                                   10.231750           10.676378             6,298.5951
=============                                   =========           =========           ============

CLASS VA




                                 1.50% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.707674            11.594771           10,840.2955
  01/01/2004         to       12/31/2004           11.594771            12.156391           21,632.0368
  01/01/2005         to       12/31/2005           12.156391            12.965826           33,055.7222
============        ====      ==========           =========            =========           ===========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998767            11.963775           11,644.9479
  01/01/2005         to       12/31/2005           11.963775            13.263723           12,959.4066
============        ====      ==========           =========            =========           ===========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.751972            11.747643           25,858.3299
  01/01/2004         to       12/31/2004           11.747643            13.947450           37,474.6367
  01/01/2005         to       12/31/2005           13.947450            15.696557           35,413.8461
============        ====      ==========           =========            =========           ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            5.505944             6.708323           30,348.2710
  01/01/2004         to       12/31/2004            6.708323             7.165960           29,471.3091
  01/01/2005         to       12/31/2005            7.165960             8.017990           22,740.5610
============        ====      ==========           =========            =========           ===========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
  05/01/2003         to       12/31/2003            9.728989            12.018475           15,026.1903
  01/01/2004         to       12/31/2004           12.018475            13.544176           13,507.6436
  01/01/2005         to       12/31/2005           13.544176            14.418376            8,779.1969
============        ====      ==========           =========            =========           ===========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005         to       12/31/2005           10.247064            10.623775                0.0000
============        ====      ==========           =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  05/01/2003         to       12/31/2003           14.697264            16.093112           21,805.3087
  01/01/2004         to       12/31/2004           16.093112            17.147561           40,812.3562
  01/01/2005         to       12/31/2005           17.147561            17.145239           37,732.3419
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  05/01/2003         to       12/31/2003           34.555426            43.056580           12,740.1296
  01/01/2004         to       12/31/2004           43.056580            47.778007           29,453.9375
  01/01/2005         to       12/31/2005           47.778007            48.665131           28,908.0559
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  05/01/2003         to       12/31/2003            7.334391             9.484912           11,484.2248
  01/01/2004         to       12/31/2004            9.484912            11.170897           54,572.7273
  01/01/2005         to       12/31/2005           11.170897            12.812338           67,268.4416
============        ====      ==========           =========            =========           ===========

                                 1.50% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.096666            10.018792              571.1111
  01/01/2004         to       12/31/2004           10.018792             9.932521           15,318.0847
  01/01/2005         to       04/30/2005            9.932521             9.942272                0.0000
============        ====      ==========           =========            =========           ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998767            12.825046           11,562.3091
  01/01/2005         to       12/31/2005           12.825046            14.313282           21,525.3414
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  05/01/2003         to       12/31/2003            6.545686             7.959003           51,348.6866
  01/01/2004         to       12/31/2004            7.959003             8.342276           74,624.4012
  01/01/2005         to       12/31/2005            8.342276             8.605857           39,096.0983
============        ====      ==========           =========            =========           ===========
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.000000            10.428951           28,258.9334
  01/01/2004         to       12/31/2004           10.428951            11.199010           49,633.1659
  01/01/2005         to       12/31/2005           11.199010            11.185776           23,519.4849
============        ====      ==========           =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT
  05/01/2003         to       12/31/2003           11.613154            11.671860           21,986.6670
  01/01/2004         to       12/31/2004           11.671860            12.070302           87,552.2124
  01/01/2005         to       12/31/2005           12.070302            12.158353          114,186.7827
============        ====      ==========           =========            =========          ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            6.425734             7.717350                0.0000
  01/01/2004         to       11/19/2004            7.717350             7.920970            9,263.1671
============        ====      ==========           =========            =========          ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  05/01/2003         to       12/31/2003            3.305316             4.596762            2,155.4253
  01/01/2004         to       12/31/2004            4.596762             4.332878           18,070.4928
  01/01/2005         to       12/31/2005            4.332878             4.738761           15,554.1178
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            4.758231             6.120250           44,865.8520
  01/01/2004         to       12/31/2004            6.120250             7.103474           79,218.4620
  01/01/2005         to       12/31/2005            7.103474             8.021608          114,262.3376
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.471513            11.473181           27,108.3470
  01/01/2004         to       12/31/2004           11.473181            14.297607           31,941.6447
  01/01/2005         to       12/31/2005           14.297607            16.265528           37,566.1721
============        ====      ==========           =========            =========          ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998767            11.107592            8,776.8672
  01/01/2005         to       12/31/2005           11.107592            12.185496            6,503.0763
============        ====      ==========           =========            =========          ============

                               1.50% SEPARATE ACCOUNT PRODUCT CHARGES
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                                     9.998767            10.468869
=============                                                                     ========            =========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     9.942177            10.040284
=============                                                                     ========            =========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                     8.556367            10.767472
   01/01/2004                                                                    10.767472            11.894586
   01/01/2005                                                                    11.894586            12.905737
=============                                                                    =========            =========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                    10.939577            13.970674
   01/01/2004                                                                    13.970674            15.090555
   01/01/2005                                                                    15.090555            16.309697
=============                                                                    =========            =========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     8.069248             9.748996
   01/01/2004                                                                     9.748996            10.461794
   01/01/2005                                                                    10.461794            11.701673
=============                                                                    =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     8.627802            10.446114
   01/01/2004                                                                    10.446114            11.347920
   01/01/2005                                                                    11.347920            11.668631
=============                                                                    =========            =========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                    15.637653            15.611281
=============                                                                    =========            =========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.301967            10.689858
   01/01/2005                                                                    10.689858            11.624285
=============                                                                    =========            =========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.102117            10.393805
   01/01/2005                                                                    10.393805            10.968727
=============                                                                    =========            =========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                     9.942236            10.109895
   01/01/2005                                                                    10.109895            10.405971
=============                                                                    =========            =========



                                                                                 NUMBER OF
                                                                                ACCUMULATION
                                                                                   UNITS
                                                                               OUTSTANDING AT
                                                                               END OF PERIOD
                                                                              ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                                   35,323.4884
=============                                                                   ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  102,307.6252
=============                                                                  ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                   40,670.4614
   01/01/2004                                                                  115,879.1229
   01/01/2005                                                                  144,187.8083
=============                                                                  ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                   24,466.5463
   01/01/2004                                                                   23,301.1451
   01/01/2005                                                                   18,629.3354
=============                                                                  ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                   25,958.3828
   01/01/2004                                                                   61,889.0047
   01/01/2005                                                                   79,296.7275
=============                                                                  ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                    3,138.5706
   01/01/2004                                                                    4,252.5802
   01/01/2005                                                                   21,149.2952
=============                                                                  ============
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                        0.0000
=============                                                                  ============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                   12,939.0286
   01/01/2005                                                                   12,876.4908
=============                                                                  ============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                      677.1532
   01/01/2005                                                                  174,221.1428
=============                                                                  ============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                        0.0000
   01/01/2005                                                                    5,375.5470
=============                                                                  ============

              1.50% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========



                                                                                         NUMBER OF
                                              ACCUMULATION         ACCUMULATION         ACCUMULATION
                                             UNIT VALUE AT        UNIT VALUE AT            UNITS
                                              BEGINNING OF            END OF           OUTSTANDING AT
                                                 PERIOD               PERIOD           END OF PERIOD
                                            ---------------      ---------------      ---------------
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.242012            10.604748           202,260.5991
   01/01/2005                                 10.604748            11.400582           317,567.5823
=============                                 =========            =========           ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.012183            10.230125            22,204.5689
   01/01/2005                                 10.230125            10.664048           157,312.2669
=============                                 =========            =========           ============

CLASS VA




                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            11.848284              909.5980
  01/01/2002         to       12/31/2002           11.848284             8.457339            2,153.6888
  01/01/2003         to       12/31/2003            8.457339            11.563798           30,658.2009
  01/01/2004         to       12/31/2004           11.563798            12.117839           42,007.6251
  01/01/2005         to       12/31/2005           12.117839            12.918267           61,414.7952
============        ====      ==========           =========            =========           ===========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998726            11.959762           11,590.4299
  01/01/2005         to       12/31/2005           11.959762            13.252669           13,924.6298
============        ====      ==========           =========            =========           ===========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            10.931888            1,413.5343
  01/01/2002         to       12/31/2002           10.931888             8.816298            2,550.0289
  01/01/2003         to       12/31/2003            8.816298            11.716282           34,790.3890
  01/01/2004         to       12/31/2004           11.716282            13.903248           48,396.4104
  01/01/2005         to       12/31/2005           13.903248            15.639015           42,298.8474
============        ====      ==========           =========            =========           ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  04/02/2001         to       12/31/2001            7.791070             7.299489               12.8346
  01/01/2002         to       12/31/2002            7.299489             5.186539              978.4342
  01/01/2003         to       12/31/2003            5.186539             6.684840           52,476.7859
  01/01/2004         to       12/31/2004            6.684840             7.137295          173,462.3050
  01/01/2005         to       12/31/2005            7.137295             7.981937          127,673.5973
============        ====      ==========           =========            =========          ============
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
  10/09/2001         to       12/31/2001           10.000000            10.987487               10.0000
  01/01/2002         to       12/31/2002           10.987487             9.648180            1,129.6438
  01/01/2003         to       12/31/2003            9.648180            11.986389           29,538.3815
  01/01/2004         to       12/31/2004           11.986389            13.501246           23,980.0492
  01/01/2005         to       12/31/2005           13.501246            14.365513           16,424.3213
============        ====      ==========           =========            =========          ============
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005         to       12/31/2005           10.246967            10.622902                0.0000
============        ====      ==========           =========            =========          ============

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  04/02/2001         to       12/31/2001           13.959643            13.962133            8,168.4712
  01/01/2002         to       12/31/2002           13.962133            13.668578           16,133.3381
  01/01/2003         to       12/31/2003           13.668578            16.036858          113,250.8997
  01/01/2004         to       12/31/2004           16.036858            17.079057          101,893.0522
  01/01/2005         to       12/31/2005           17.079057            17.068231           74,375.2510
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  04/02/2001         to       12/31/2001           39.910653            41.344503           17,245.9811
  01/01/2002         to       12/31/2002           41.344503            33.332049           26,942.6715
  01/01/2003         to       12/31/2003           33.332049            42.905952           71,691.6496
  01/01/2004         to       12/31/2004           42.905952            47.587002           68,471.3810
  01/01/2005         to       12/31/2005           47.587002            48.446417           58,121.9750
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  04/02/2001         to       12/31/2001            8.739813             8.371336            1,930.9534
  01/01/2002         to       12/31/2002            8.371336             7.269814            5,925.7458
  01/01/2003         to       12/31/2003            7.269814             9.451731           47,789.4642
  01/01/2004         to       12/31/2004            9.451731            11.126240           96,389.9982
  01/01/2005         to       12/31/2005           11.126240            12.759052           97,625.0930
============        ====      ==========           =========            =========          ============
 MONEY MARKET SUB-ACCOUNT
  04/02/2001         to       12/31/2001           10.041941            10.142360                9.9589
  01/01/2002         to       12/31/2002           10.142360            10.095827           15,478.5104
  01/01/2003         to       12/31/2003           10.095827             9.983712           11,961.9825
  01/01/2004         to       12/31/2004            9.983712             9.892782           78,810.9568
  01/01/2005         to       04/30/2005            9.892782             9.900879                0.0000
============        ====      ==========           =========            =========          ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998726            12.820747           14,575.0170
  01/01/2005         to       12/31/2005           12.820747            14.301354           72,766.7275
============        ====      ==========           =========            =========          ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  04/02/2001         to       12/31/2001            8.580057             8.456989              747.6498
  01/01/2002         to       12/31/2002            8.456989             6.267067            3,760.1029
  01/01/2003         to       12/31/2003            6.267067             7.931148          137,415.9651
  01/01/2004         to       12/31/2004            7.931148             8.308913          180,996.2874
  01/01/2005         to       12/31/2005            8.308913             8.567167           95,134.7548
============        ====      ==========           =========            =========          ============
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.000000            10.425465           98,928.4175
  01/01/2004         to       12/31/2004           10.425465            11.189656           94,462.0468
  01/01/2005         to       12/31/2005           11.189656            11.170860           34,180.6371
============        ====      ==========           =========            =========          ============

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO TOTAL RETURN SUB-ACCOUNT
  04/02/2001         to       12/31/2001           10.075368            10.523893                9.9247
  01/01/2002         to       12/31/2002           10.523893            11.325063           33,722.1519
  01/01/2003         to       12/31/2003           11.325063            11.631034          169,552.5005
  01/01/2004         to       12/31/2004           11.631034            12.022053          252,587.0740
  01/01/2005         to       12/31/2005           12.022053            12.103714          193,743.2413
============        ====      ==========           =========            =========          ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  04/02/2001         to       12/31/2001            8.189391             8.056476            2,422.7418
  01/01/2002         to       12/31/2002            8.056476             6.281590            2,052.6998
  01/01/2003         to       12/31/2003            6.281590             7.690349           40,506.3741
  01/01/2004         to       11/19/2004            7.690349             7.889764           34,306.7900
============        ====      ==========           =========            =========          ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  04/02/2001         to       12/31/2001            6.761984             6.086250            1,543.0729
  01/01/2002         to       12/31/2002            6.086250             2.952425            3,013.1738
  01/01/2003         to       12/31/2003            2.952425             4.580635            8,489.8096
  01/01/2004         to       12/31/2004            4.580635             4.315511           38,923.1722
  01/01/2005         to       12/31/2005            4.315511             4.717416            8,699.0671
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  04/02/2001         to       12/31/2001            7.615300             8.226988            1,613.9483
  01/01/2002         to       12/31/2002            8.226988             4.533110            3,621.6049
  01/01/2003         to       12/31/2003            4.533110             6.098811          109,954.3551
  01/01/2004         to       12/31/2004            6.098811             7.075043          134,925.7963
  01/01/2005         to       12/31/2005            7.075043             7.985522           98,230.0301
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2002         to       12/31/2002           10.000000             8.224231            2,171.0641
  01/01/2003         to       12/31/2003            8.224231            11.452136           57,718.7330
  01/01/2004         to       12/31/2004           11.452136            14.264232           65,032.8854
  01/01/2005         to       12/31/2005           14.264232            16.219476           57,881.4369
============        ====      ==========           =========            =========          ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998726            11.103863            7,885.1847
  01/01/2005         to       12/31/2005           11.103863            12.175337            4,055.7038
============        ====      ==========           =========            =========          ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
  05/01/2005         to       12/31/2005            9.998726            10.465357           16,798.6109
============        ====      ==========           =========            =========          ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
  05/01/2005         to       12/31/2005            9.900743             9.995128           71,699.1752
============        ====      ==========           =========            =========          ============

                                  1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                              NUMBER OF
                                                  ACCUMULATION         ACCUMULATION          ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT             UNITS
                                                  BEGINNING OF            END OF            OUTSTANDING AT
                                                     PERIOD               PERIOD            END OF PERIOD
                                                ---------------      ---------------      -----------------
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
  04/02/2001         to       12/31/2001           10.197092            10.144691              1,905.9408
  01/01/2002         to       12/31/2002           10.144691             8.335400             11,033.7659
  01/01/2003         to       12/31/2003            8.335400            10.729806            116,702.4230
  01/01/2004         to       12/31/2004           10.729806            11.847038            186,284.9180
  01/01/2005         to       12/31/2005           11.847038            12.847742            166,649.5060
============        ====      ==========           =========            =========            ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           10.163981            11.933782                  9.8382
  01/01/2002         to       12/31/2002           11.933782            10.684902              1,143.4311
  01/01/2003         to       12/31/2003           10.684902            13.921813             57,584.1479
  01/01/2004         to       12/31/2004           13.921813            15.030239             64,114.2578
  01/01/2005         to       12/31/2005           15.030239            16.236413             42,326.8360
============        ====      ==========           =========            =========            ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             7.620419              1,242.4475
  01/01/2003         to       12/31/2003            7.620419             9.731099             52,642.2887
  01/01/2004         to       12/31/2004            9.731099            10.437354             40,232.5087
  01/01/2005         to       12/31/2005           10.437354            11.668521             28,707.3898
============        ====      ==========           =========            =========            ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  10/09/2001         to       12/31/2001           10.000000            10.846117                 10.0000
  01/01/2002         to       12/31/2002           10.846117             8.274548              3,970.4340
  01/01/2003         to       12/31/2003            8.274548            10.418203             14,077.6155
  01/01/2004         to       12/31/2004           10.418203            11.311929             20,574.9138
  01/01/2005         to       12/31/2005           11.311929            11.627388             31,256.8457
============        ====      ==========           =========            =========            ============
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
  05/01/2005         to       12/31/2005           15.555699            15.524317                676.1869
============        ====      ==========           =========            =========            ============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004           10.301699            10.689009             18,696.6870
  01/01/2005         to       12/31/2005           10.689009            11.617570             29,855.4040
============        ====      ==========           =========            =========            ============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004           10.101854            10.392980            569,410.0028
  01/01/2005         to       12/31/2005           10.392980            10.962390          1,013,136.1005
============        ====      ==========           =========            =========          ==============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004            9.941977            10.109092             34,283.6212
  01/01/2005         to       12/31/2005           10.109092            10.399957              1,986.4384
============        ====      ==========           =========            =========          ==============

              1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========



                                                                                         NUMBER OF
                                              ACCUMULATION         ACCUMULATION         ACCUMULATION
                                             UNIT VALUE AT        UNIT VALUE AT            UNITS
                                              BEGINNING OF            END OF           OUTSTANDING AT
                                                 PERIOD               PERIOD           END OF PERIOD
                                            ---------------      ---------------      ---------------
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.241746            10.603907           366,906.6170
   01/01/2005                                 10.603907            11.393996           756,690.6713
=============                                 =========            =========           ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.011923            10.229313           198,684.2784
   01/01/2005                                 10.229313            10.657886           455,262.2900
=============                                 =========            =========           ============

CLASS VA




                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            11.845599            2,835.0103
  01/01/2002         to       12/31/2002           11.845599             8.446962           65,638.5673
  01/01/2003         to       12/31/2003            8.446962            11.538078           93,380.7073
  01/01/2004         to       12/31/2004           11.538078            12.078766           91,747.8813
  01/01/2005         to       12/31/2005           12.078766            12.863783          135,909.9894
============        ====      ==========           =========            =========          ============
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998644            11.951741           15,360.9655
  01/01/2005         to       12/31/2005           11.951741            13.230588           14,272.7506
============        ====      ==========           =========            =========          ============
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            10.929396               10.0000
  01/01/2002         to       12/31/2002           10.929396             8.805453           26,633.5374
  01/01/2003         to       12/31/2003            8.805453            11.690181           85,278.7713
  01/01/2004         to       12/31/2004           11.690181            13.858377           72,072.3770
  01/01/2005         to       12/31/2005           13.858377            15.573010           55,607.4131
============        ====      ==========           =========            =========          ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  04/02/2001         to       12/31/2001            7.790814             7.293775               12.8346
  01/01/2002         to       12/31/2002            7.293775             5.177286           59,372.4730
  01/01/2003         to       12/31/2003            5.177286             6.666256          172,253.3350
  01/01/2004         to       12/31/2004            6.666256             7.110320          300,987.3396
  01/01/2005         to       12/31/2005            7.110320             7.943847          256,757.4246
============        ====      ==========           =========            =========          ============
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
  10/09/2001         to       12/31/2001           10.000000            10.984994            3,065.3189
  01/01/2002         to       12/31/2002           10.984994             9.636340           45,322.3834
  01/01/2003         to       12/31/2003            9.636340            11.959724           80,687.0899
  01/01/2004         to       12/31/2004           11.959724            13.457712           61,132.6092
  01/01/2005         to       12/31/2005           13.457712            14.304925           51,965.3474
============        ====      ==========           =========            =========          ============
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005         to       12/31/2005           10.246771            10.621157                0.0000
============        ====      ==========           =========            =========          ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  04/02/2001         to       12/31/2001           13.959185            13.951241            8,553.7396
  01/01/2002         to       12/31/2002           13.951241            13.644245          103,615.7632
  01/01/2003         to       12/31/2003           13.644245            15.992320          186,800.7013
  01/01/2004         to       12/31/2004           15.992320            17.014558          118,553.3450
  01/01/2005         to       12/31/2005           17.014558            16.986823          139,493.6525
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  04/02/2001         to       12/31/2001           39.909345            41.312239           15,514.9738
  01/01/2002         to       12/31/2002           41.312239            33.272684          100,186.4942
  01/01/2003         to       12/31/2003           33.272684            42.786777          132,230.3034
  01/01/2004         to       12/31/2004           42.786777            47.407274          124,235.7989
  01/01/2005         to       12/31/2005           47.407274            48.215337          113,963.9762
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  04/02/2001         to       12/31/2001            8.739526             8.364799            5,535.7263
  01/01/2002         to       12/31/2002            8.364799             7.256874           48,101.6017
  01/01/2003         to       12/31/2003            7.256874             9.425479           63,712.7516
  01/01/2004         to       12/31/2004            9.425479            11.084222          115,450.5339
  01/01/2005         to       12/31/2005           11.084222            12.698204          149,576.1978
============        ====      ==========           =========            =========          ============
 MONEY MARKET SUB-ACCOUNT
  04/02/2001         to       12/31/2001           10.041611            10.134443           36,451.6327
  01/01/2002         to       12/31/2002           10.134443            10.077868          333,927.2498
  01/01/2003         to       12/31/2003           10.077868             9.955999          380,669.4091
  01/01/2004         to       12/31/2004            9.955999             9.855432          350,199.1193
  01/01/2005         to       04/30/2005            9.855432             9.860283                0.0000
============        ====      ==========           =========            =========          ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998644            12.812153           16,476.7302
  01/01/2005         to       12/31/2005           12.812153            14.277527           57,701.0409
============        ====      ==========           =========            =========          ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  04/02/2001         to       12/31/2001            8.579774             8.450379           11,907.4557
  01/01/2002         to       12/31/2002            8.450379             6.255898          128,705.6953
  01/01/2003         to       12/31/2003            6.255898             7.909106          253,268.7978
  01/01/2004         to       12/31/2004            7.909106             8.277517          243,537.9258
  01/01/2005         to       12/31/2005            8.277517             8.526290          199,821.6503
============        ====      ==========           =========            =========          ============
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.000000            10.418489          100,489.7103
  01/01/2004         to       12/31/2004           10.418489            11.170963           81,435.6673
  01/01/2005         to       12/31/2005           11.170963            11.141080          253,928.7270
============        ====      ==========           =========            =========          ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO TOTAL RETURN SUB-ACCOUNT
  04/02/2001         to       12/31/2001           10.075038            10.515687            2,014.3428
  01/01/2002         to       12/31/2002           10.515687            11.304919          196,889.3786
  01/01/2003         to       12/31/2003           11.304919            11.598744          302,919.6275
  01/01/2004         to       12/31/2004           11.598744            11.976661          340,152.8475
  01/01/2005         to       12/31/2005           11.976661            12.045993          310,961.1468
============        ====      ==========           =========            =========          ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  04/02/2001         to       12/31/2001            8.189120             8.050186            8,599.3444
  01/01/2002         to       12/31/2002            8.050186             6.270402           26,921.1592
  01/01/2003         to       12/31/2003            6.270402             7.668982           42,219.9623
  01/01/2004         to       11/19/2004            7.668982             7.860884           32,075.7675
============        ====      ==========           =========            =========          ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  04/02/2001         to       12/31/2001            6.761758             6.081488            7,383.9799
  01/01/2002         to       12/31/2002            6.081488             2.947164           61,040.8579
  01/01/2003         to       12/31/2003            2.947164             4.567923           48,555.5267
  01/01/2004         to       12/31/2004            4.567923             4.299219           62,837.2238
  01/01/2005         to       12/31/2005            4.299219             4.694924           44,088.2485
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  04/02/2001         to       12/31/2001            7.615046             8.220557            1,372.2868
  01/01/2002         to       12/31/2002            8.220557             4.525032           77,425.7419
  01/01/2003         to       12/31/2003            4.525032             6.081870          187,981.8823
  01/01/2004         to       12/31/2004            6.081870             7.048322          175,594.4137
  01/01/2005         to       12/31/2005            7.048322             7.947436          175,300.7845
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2002         to       12/31/2002           10.000000             8.218733           25,041.8488
  01/01/2003         to       12/31/2003            8.218733            11.433062          106,569.2001
  01/01/2004         to       12/31/2004           11.433062            14.226210           80,241.8424
  01/01/2005         to       12/31/2005           14.226210            16.160130           67,279.3684
============        ====      ==========           =========            =========          ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998644            11.096411           12,636.2609
  01/01/2005         to       12/31/2005           11.096411            12.155042            8,976.5506
============        ====      ==========           =========            =========          ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
  05/01/2005         to       12/31/2005            9.998644            10.458340           23,167.9952
============        ====      ==========           =========            =========          ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
  05/01/2005         to       12/31/2005            9.860067             9.947469          292,790.8318
============        ====      ==========           =========            =========          ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
  04/02/2001         to       12/31/2001           10.196756            10.136771            9,127.4963
  01/01/2002         to       12/31/2002           10.136771             8.320551          108,702.5335
  01/01/2003         to       12/31/2003            8.320551            10.699997          186,166.8661
  01/01/2004         to       12/31/2004           10.699997            11.802287          212,709.5808
  01/01/2005         to       12/31/2005           11.802287            12.786459          232,576.1332
============        ====      ==========           =========            =========          ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           10.163646            11.924478            6,344.1728
  01/01/2002         to       12/31/2002           11.924478            10.665887           91,701.7540
  01/01/2003         to       12/31/2003           10.665887            13.883167          162,599.7754
  01/01/2004         to       12/31/2004           13.883167            14.973492          115,842.4694
  01/01/2005         to       12/31/2005           14.973492            16.158995           94,592.6075
============        ====      ==========           =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             7.615315           59,345.4543
  01/01/2003         to       12/31/2003            7.615315             9.714878          102,835.1346
  01/01/2004         to       12/31/2004            9.714878            10.409513           98,379.0737
  01/01/2005         to       12/31/2005           10.409513            11.625804           95,428.7817
============        ====      ==========           =========            =========          ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  10/09/2001         to       12/31/2001           10.000000            10.843650           10,267.1808
  01/01/2002         to       12/31/2002           10.843650             8.264381          113,552.3597
  01/01/2003         to       12/31/2003            8.264381            10.395014          164,231.4982
  01/01/2004         to       12/31/2004           10.395014            11.275442          163,000.8996
  01/01/2005         to       12/31/2005           11.275442            11.578333          162,326.7547
============        ====      ==========           =========            =========          ============
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
  05/01/2005         to       12/31/2005           15.393136            15.351902                0.0000
============        ====      ==========           =========            =========          ============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004           10.301164            10.687313           57,912.3045
  01/01/2005         to       12/31/2005           10.687313            11.604154           61,499.2680
============        ====      ==========           =========            =========          ============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004           10.101328            10.391330          159,916.2770
  01/01/2005         to       12/31/2005           10.391330            10.949726          292,805.2410
============        ====      ==========           =========            =========          ============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004            9.941459            10.107486           88,393.5364
  01/01/2005         to       12/31/2005           10.107486            10.387940           84,576.2746
============        ====      ==========           =========            =========          ============

              1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========



                                                                                         NUMBER OF
                                              ACCUMULATION         ACCUMULATION         ACCUMULATION
                                             UNIT VALUE AT        UNIT VALUE AT            UNITS
                                              BEGINNING OF            END OF           OUTSTANDING AT
                                                 PERIOD               PERIOD           END OF PERIOD
                                            ---------------      ---------------      ---------------
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.241214            10.602224           347,420.7304
   01/01/2005                                 10.602224            11.380836           477,008.0447
=============                                 =========            =========           ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.011402            10.227688            20,168.0535
   01/01/2005                                 10.227688            10.645573            59,627.4913
=============                                 =========            =========           ============

CLASS VA




                                 1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.707674            11.575448           26,985.6161
  01/01/2004         to       12/31/2004           11.575448            12.105739           41,527.9117
  01/01/2005         to       12/31/2005           12.105739            12.879664           29,240.2054
============        ====      ==========           =========            =========           ===========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998562            11.943726           18,650.7436
  01/01/2005         to       12/31/2005           11.943726            13.208544           16,005.2526
============        ====      ==========           =========            =========           ===========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.751972            11.728055           45,620.7072
  01/01/2004         to       12/31/2004           11.728055            13.889348           63,129.7125
  01/01/2005         to       12/31/2005           13.889348            15.592262           57,641.4470
============        ====      ==========           =========            =========           ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            5.505944             6.697139           67,857.3546
  01/01/2004         to       12/31/2004            6.697139             7.136100           59,712.4230
  01/01/2005         to       12/31/2005            7.136100             7.964706           38,823.2133
============        ====      ==========           =========            =========           ===========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
  05/01/2003         to       12/31/2003            9.728989            11.998433           22,691.7743
  01/01/2004         to       12/31/2004           11.998433            13.487739           16,342.4105
  01/01/2005         to       12/31/2005           13.487739            14.322557           19,408.1108
============        ====      ==========           =========            =========           ===========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005         to       12/31/2005           10.246575            10.619411                0.0000
============        ====      ==========           =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  05/01/2003         to       12/31/2003           14.697264            16.066264           58,092.8529
  01/01/2004         to       12/31/2004           16.066264            17.076098           57,230.5550
  01/01/2005         to       12/31/2005           17.076098            17.031269           46,480.7488
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  05/01/2003         to       12/31/2003           34.555426            42.984805           29,740.7176
  01/01/2004         to       12/31/2004           42.984805            47.578964           26,102.7311
  01/01/2005         to       12/31/2005           47.578964            48.341721           22,580.2984
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  05/01/2003         to       12/31/2003            7.334391             9.469098           22,405.8443
  01/01/2004         to       12/31/2004            9.469098            11.124362           38,709.6149
  01/01/2005         to       12/31/2005           11.124362            12.727210           37,053.7441
============        ====      ==========           =========            =========           ===========

                                 1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.096666            10.002057           14,365.8447
  01/01/2004         to       12/31/2004           10.002057             9.891100           21,998.9819
  01/01/2005         to       04/30/2005            9.891100             9.892743           25,101.7337
============        ====      ==========           =========            =========           ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998562            12.803566           12,941.4109
  01/01/2005         to       12/31/2005           12.803566            14.253740           16,551.1876
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  05/01/2003         to       12/31/2003            6.545686             7.945738          115,033.4478
  01/01/2004         to       12/31/2004            7.945738             8.307522          109,801.5293
  01/01/2005         to       12/31/2005            8.307522             8.548668           86,238.4135
============        ====      ==========           =========            =========          ============
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.000000            10.411529          113,742.7452
  01/01/2004         to       12/31/2004           10.411529            11.152314          124,147.8181
  01/01/2005         to       12/31/2005           11.152314            11.111391          113,051.1628
============        ====      ==========           =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT
  05/01/2003         to       12/31/2003           11.613154            11.652364           55,236.2252
  01/01/2004         to       12/31/2004           11.652364            12.019969           80,805.2582
  01/01/2005         to       12/31/2005           12.019969            12.077499           82,136.0118
============        ====      ==========           =========            =========          ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            6.425734             7.704481           14,365.3006
  01/01/2004         to       11/19/2004            7.704481             7.890285           11,195.8569
============        ====      ==========           =========            =========          ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  05/01/2003         to       12/31/2003            3.305316             4.589108            6,254.8622
  01/01/2004         to       12/31/2004            4.589108             4.314826           18,948.8269
  01/01/2005         to       12/31/2005            4.314826             4.707273           13,647.3265
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            4.758231             6.110051           66,353.8268
  01/01/2004         to       12/31/2004            6.110051             7.073886           48,651.4879
  01/01/2005         to       12/31/2005            7.073886             7.968314           59,712.2999
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.471513            11.454065           45,058.7926
  01/01/2004         to       12/31/2004           11.454065            14.238069           51,426.2084
  01/01/2005         to       12/31/2005           14.238069            16.157491           43,176.1362
============        ====      ==========           =========            =========          ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998562            11.088963           13,932.5975
  01/01/2005         to       12/31/2005           11.088963            12.134782            9,920.6166
============        ====      ==========           =========            =========          ============

                               1.75% SEPARATE ACCOUNT PRODUCT CHARGES
 VAN KAMPEN COMSTOCK PORTFOLIO SUB-ACCOUNT
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 VAN KAMPEN COMSTOCK PORTFOLIO SUB-ACCOUNT
   05/01/2005                                                                     9.998562            10.451325
=============                                                                     ========            =========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     9.892445             9.973519
=============                                                                     ========            =========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                     8.556367            10.749521
   01/01/2004                                                                    10.749521            11.845032
   01/01/2005                                                                    11.845032            12.819984
=============                                                                    =========            =========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                    10.939577            13.947388
   01/01/2004                                                                    13.947388            15.027679
   01/01/2005                                                                    15.027679            16.201314
=============                                                                    =========            =========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     8.069248             9.732750
   01/01/2004                                                                     9.732750            10.418212
   01/01/2005                                                                    10.418212            11.623927
=============                                                                    =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     8.627802            10.428700
   01/01/2004                                                                    10.428700            11.300646
   01/01/2005                                                                    11.300646            11.591091
=============                                                                    =========            =========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                    15.232212            15.181339
=============                                                                    =========            =========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.300629            10.685617
   01/01/2005                                                                    10.685617            11.590752
=============                                                                    =========            =========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.100803            10.389680
   01/01/2005                                                                    10.389680            10.937077
=============                                                                    =========            =========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                     9.940942            10.105881
   01/01/2005                                                                    10.105881            10.375938
=============                                                                    =========            =========



                                                                                  NUMBER OF
                                                                                 ACCUMULATION
                                                                                    UNITS
                                                                                OUTSTANDING AT
                                                                                END OF PERIOD
                                                                              -----------------
 VAN KAMPEN COMSTOCK PORTFOLIO SUB-ACCOUNT
   05/01/2005                                                                      8,946.8357
=============                                                                      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     36,635.6863
=============                                                                     ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                     64,464.3053
   01/01/2004                                                                    139,437.8224
   01/01/2005                                                                    119,911.1899
=============                                                                    ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     51,397.1887
   01/01/2004                                                                     70,987.4773
   01/01/2005                                                                     64,917.4585
=============                                                                    ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     48,559.2699
   01/01/2004                                                                     59,292.1117
   01/01/2005                                                                     56,568.9550
=============                                                                    ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                      6,324.7603
   01/01/2004                                                                     21,392.5611
   01/01/2005                                                                     25,524.6468
=============                                                                    ============
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                          0.0000
=============                                                                    ============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                     27,317.1546
   01/01/2005                                                                     58,549.5860
=============                                                                    ============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    466,119.8777
   01/01/2005                                                                  1,111,428.8443
=============                                                                  ==============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                     11,127.4947
   01/01/2005                                                                     42,682.3398
=============                                                                  ==============

              1.75% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========



                                                                                         NUMBER OF
                                              ACCUMULATION         ACCUMULATION         ACCUMULATION
                                             UNIT VALUE AT        UNIT VALUE AT            UNITS
                                              BEGINNING OF            END OF           OUTSTANDING AT
                                                 PERIOD               PERIOD           END OF PERIOD
                                            ---------------      ---------------      ---------------
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.240681            10.600541           308,719.6911
   01/01/2005                                 10.600541            11.367691           709,211.4258
=============                                 =========            =========           ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.010881            10.226064            18,653.2336
   01/01/2005                                 10.226064            10.633274            43,014.4364
=============                                 =========            =========           ============

CLASS VA




                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            11.841568               10.0000
  01/01/2002         to       12/31/2002           11.841568             8.431404            4,953.3586
  01/01/2003         to       12/31/2003            8.431404            11.499598           29,885.4363
  01/01/2004         to       12/31/2004           11.499598            12.020385           65,374.1633
  01/01/2005         to       12/31/2005           12.020385            12.782480          103,726.7545
============        ====      ==========           =========            =========          ============
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998521            11.939720           19,927.7659
  01/01/2005         to       12/31/2005           11.939720            13.197536           13,382.7119
============        ====      ==========           =========            =========          ============
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            10.925670               10.0000
  01/01/2002         to       12/31/2002           10.925670             8.789245            4,671.4013
  01/01/2003         to       12/31/2003            8.789245            11.651185           52,992.1002
  01/01/2004         to       12/31/2004           11.651185            13.791399           81,939.9445
  01/01/2005         to       12/31/2005           13.791399            15.474588           64,552.7642
============        ====      ==========           =========            =========          ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  04/02/2001         to       12/31/2001            7.790426             7.285235               12.8346
  01/01/2002         to       12/31/2002            7.285235             5.163465            7,488.2380
  01/01/2003         to       12/31/2003            5.163465             6.638491           64,580.0110
  01/01/2004         to       12/31/2004            6.638491             7.070062          261,246.4626
  01/01/2005         to       12/31/2005            7.070062             7.887068          217,160.1813
============        ====      ==========           =========            =========          ============
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
  10/09/2001         to       12/31/2001           10.000000            10.981256               10.0000
  01/01/2002         to       12/31/2002           10.981256             9.618604            3,171.5311
  01/01/2003         to       12/31/2003            9.618604            11.919827           37,622.6241
  01/01/2004         to       12/31/2004           11.919827            13.392661           36,713.5887
  01/01/2005         to       12/31/2005           13.392661            14.214507           23,291.8155
============        ====      ==========           =========            =========          ============
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005         to       12/31/2005           10.246477            10.618538                0.0000
============        ====      ==========           =========            =========          ============

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  04/02/2001         to       12/31/2001           13.958495            13.934910            2,524.6418
  01/01/2002         to       12/31/2002           13.934910            13.607857           15,349.2954
  01/01/2003         to       12/31/2003           13.607857            15.925780          141,489.9297
  01/01/2004         to       12/31/2004           15.925780            16.918301          154,166.9455
  01/01/2005         to       12/31/2005           16.918301            16.865474           96,907.9733
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  04/02/2001         to       12/31/2001           39.907383            41.263886            2,262.1461
  01/01/2002         to       12/31/2002           41.263886            33.183838           14,364.5587
  01/01/2003         to       12/31/2003           33.183838            42.608637           60,853.9710
  01/01/2004         to       12/31/2004           42.608637            47.138957           97,968.4229
  01/01/2005         to       12/31/2005           47.138957            47.870784           81,951.4300
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  04/02/2001         to       12/31/2001            8.739093             8.354994              276.6536
  01/01/2002         to       12/31/2002            8.354994             7.237479            9,352.8493
  01/01/2003         to       12/31/2003            7.237479             9.386204           62,367.1300
  01/01/2004         to       12/31/2004            9.386204            11.021453          144,384.7077
  01/01/2005         to       12/31/2005           11.021453            12.607434          167,547.5556
============        ====      ==========           =========            =========          ============
 MONEY MARKET SUB-ACCOUNT
  04/02/2001         to       12/31/2001           10.041115            10.122589            1,650.6933
  01/01/2002         to       12/31/2002           10.122589            10.050994           56,592.4217
  01/01/2003         to       12/31/2003           10.050994             9.914562          119,443.0019
  01/01/2004         to       12/31/2004            9.914562             9.799660          113,854.5075
  01/01/2005         to       04/30/2005            9.799660             9.799690                0.0000
============        ====      ==========           =========            =========          ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998521            12.799274           27,245.8566
  01/01/2005         to       12/31/2005           12.799274            14.241861           61,575.1459
============        ====      ==========           =========            =========          ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  04/02/2001         to       12/31/2001            8.579351             8.440489               11.6544
  01/01/2002         to       12/31/2002            8.440489             6.239188           13,524.5637
  01/01/2003         to       12/31/2003            6.239188             7.876171          171,517.6121
  01/01/2004         to       12/31/2004            7.876171             8.230659          357,874.4935
  01/01/2005         to       12/31/2005            8.230659             8.465353          254,687.9887
============        ====      ==========           =========            =========          ============
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.000000            10.408048          229,837.8347
  01/01/2004         to       12/31/2004           10.408048            11.142998          277,337.1341
  01/01/2005         to       12/31/2005           11.142998            11.096573          197,131.6708
============        ====      ==========           =========            =========          ============

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO TOTAL RETURN SUB-ACCOUNT
  04/02/2001         to       12/31/2001           10.074541            10.503380              165.7883
  01/01/2002         to       12/31/2002           10.503380            11.274776           40,562.7622
  01/01/2003         to       12/31/2003           11.274776            11.550473          347,214.2650
  01/01/2004         to       12/31/2004           11.550473            11.908891          398,329.9819
  01/01/2005         to       12/31/2005           11.908891            11.959923          314,209.9923
============        ====      ==========           =========            =========          ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  04/02/2001         to       12/31/2001            8.188716             8.040755               12.2103
  01/01/2002         to       12/31/2002            8.040755             6.253646            5,022.6894
  01/01/2003         to       12/31/2003            6.253646             7.637036           57,811.6374
  01/01/2004         to       11/19/2004            7.637036             7.817754           63,340.7647
============        ====      ==========           =========            =========          ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  04/02/2001         to       12/31/2001            6.761420             6.074341               14.7878
  01/01/2002         to       12/31/2002            6.074341             2.939266            3,405.6802
  01/01/2003         to       12/31/2003            2.939266             4.548861           12,007.6101
  01/01/2004         to       12/31/2004            4.548861             4.274839           35,521.3705
  01/01/2005         to       12/31/2005            4.274839             4.661325           26,737.4729
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  04/02/2001         to       12/31/2001            7.614667             8.210931               13.1308
  01/01/2002         to       12/31/2002            8.210931             4.512937            8,644.0856
  01/01/2003         to       12/31/2003            4.512937             6.056532          163,208.2613
  01/01/2004         to       12/31/2004            6.056532             7.008410          210,161.2161
  01/01/2005         to       12/31/2005            7.008410             7.890626          149,829.3541
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2002         to       12/31/2002           10.000000             8.210477            5,112.1554
  01/01/2003         to       12/31/2003            8.210477            11.404493           64,653.8402
  01/01/2004         to       12/31/2004           11.404493            14.169346           74,639.3149
  01/01/2005         to       12/31/2005           14.169346            16.071495           43,578.6208
============        ====      ==========           =========            =========          ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998521            11.085242           18,620.0919
  01/01/2005         to       12/31/2005           11.085242            12.124664           13,123.5324
============        ====      ==========           =========            =========          ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
  05/01/2005         to       12/31/2005            9.998521            10.447819            2,255.5610
============        ====      ==========           =========            =========          ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
  05/01/2005         to       12/31/2005            9.799354             9.876390           79,544.2847
============        ====      ==========           =========            =========          ============

                                  1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                              NUMBER OF
                                                  ACCUMULATION         ACCUMULATION          ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT             UNITS
                                                  BEGINNING OF            END OF            OUTSTANDING AT
                                                     PERIOD               PERIOD            END OF PERIOD
                                                ---------------      ---------------      -----------------
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
  04/02/2001         to       12/31/2001           10.196255            10.124913                173.3580
  01/01/2002         to       12/31/2002           10.124913             8.298345             10,833.8340
  01/01/2003         to       12/31/2003            8.298345            10.655482            168,382.9138
  01/01/2004         to       12/31/2004           10.655482            11.735525            271,643.7885
  01/01/2005         to       12/31/2005           11.735525            12.695134            277,020.8442
============        ====      ==========           =========            =========            ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           10.163146            11.910526                  9.8382
  01/01/2002         to       12/31/2002           11.910526            10.637413              6,033.6411
  01/01/2003         to       12/31/2003           10.637413            13.825385             78,578.7303
  01/01/2004         to       12/31/2004           13.825385            14.888758             75,169.8605
  01/01/2005         to       12/31/2005           14.888758            16.043544             45,109.0658
============        ====      ==========           =========            =========            ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             7.607663              7,775.6814
  01/01/2003         to       12/31/2003            7.607663             9.690594            102,806.5882
  01/01/2004         to       12/31/2004            9.690594            10.367887            142,638.4997
  01/01/2005         to       12/31/2005           10.367887            11.562016            102,774.4863
============        ====      ==========           =========            =========            ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  10/09/2001         to       12/31/2001           10.000000            10.839954                 10.0000
  01/01/2002         to       12/31/2002           10.839954             8.249162                184.6805
  01/01/2003         to       12/31/2003            8.249162            10.360344             48,771.7101
  01/01/2004         to       12/31/2004           10.360344            11.220948             60,678.3751
  01/01/2005         to       12/31/2005           11.220948            11.505159             68,951.0156
============        ====      ==========           =========            =========            ============
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
  05/01/2005         to       12/31/2005           15.152382            15.096769                  0.0000
============        ====      ==========           =========            =========            ============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004           10.300361            10.684769             20,723.5113
  01/01/2005         to       12/31/2005           10.684769            11.584057             60,759.5812
============        ====      ==========           =========            =========            ============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004           10.100540            10.388855            410,680.2058
  01/01/2005         to       12/31/2005           10.388855            10.930758          1,203,844.2004
============        ====      ==========           =========            =========          ==============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004            9.940683            10.105078                  0.0000
  01/01/2005         to       12/31/2005           10.105078            10.369941             19,604.2195
============        ====      ==========           =========            =========          ==============

              1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========



                                                                                         NUMBER OF
                                              ACCUMULATION         ACCUMULATION         ACCUMULATION
                                             UNIT VALUE AT        UNIT VALUE AT            UNITS
                                              BEGINNING OF            END OF           OUTSTANDING AT
                                                 PERIOD               PERIOD           END OF PERIOD
                                            ---------------      ---------------      ---------------
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.240415            10.599700           199,062.3500
   01/01/2005                                 10.599700            11.361125           615,639.8342
=============                                 =========            =========           ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.010620            10.225252           123,942.8252
   01/01/2005                                 10.225252            10.627130           568,705.7939
=============                                 =========            =========           ============

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2005. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. The charts present accumulation unit values based upon which riders you select. The charts are in addition to the charts in the prospectus.




CLASS AA




                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  01/01/2001         to       12/31/2001           14.783765            11.183281          293,287.9725
  01/01/2002         to       12/31/2002           11.183281             8.341693          239,036.9951
  01/01/2003         to       12/31/2003            8.341693            10.654094          205,733.6639
  01/01/2004         to       12/31/2004           10.654094            11.201681          181,618.5554
  01/01/2005         to       12/31/2005           11.201681            12.022461           23,869.0305
============        ====      ==========           =========            =========          ============
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
  05/01/2002         to       12/31/2002           10.501043             8.332567            2,441.5748
  01/01/2003         to       12/31/2003            8.332567            10.614723           10,232.3784
  01/01/2004         to       12/31/2004           10.614723            11.129593           10,412.5589
  01/01/2005         to       12/31/2005           11.129593            11.916798            7,585.6624
============        ====      ==========           =========            =========          ============
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  01/01/2001         to       12/31/2001           12.671029             9.553604           56,837.5896
  01/01/2002         to       12/31/2002            9.553604             7.944031           42,392.2720
  01/01/2003         to       12/31/2003            7.944031            10.110304           35,156.6462
  01/01/2004         to       12/31/2004           10.110304            12.362600           22,877.5558
  01/01/2005         to       12/31/2005           12.362600            14.376903            1,558.8134
============        ====      ==========           =========            =========          ============
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
  05/01/2002         to       12/31/2002            9.707071             7.929173               10.3018
  01/01/2003         to       12/31/2003            7.929173            10.055097            1,815.6959
  01/01/2004         to       12/31/2004           10.055097            12.265257            2,127.4419
  01/01/2005         to       12/31/2005           12.265257            14.236421           19,868.9016
============        ====      ==========           =========            =========          ============
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
  04/26/2001         to       12/31/2001           11.741897            11.141971                8.5165
  01/01/2002         to       12/31/2002           11.141971             9.102437            4,517.9198
  01/01/2003         to       12/31/2003            9.102437            11.671358            7,635.6360
  01/01/2004         to       12/31/2004           11.671358            12.801496           11,349.9041
  01/01/2005         to       12/31/2005           12.801496            13.327240            8,464.8860
============        ====      ==========           =========            =========          ============

                             1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   01/01/2001                                                              to       12/31/2001
   01/01/2002                                                              to       04/25/2002
=============                                                             ====      ==========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   01/01/2001                                                              to       12/31/2001
   01/01/2002                                                              to       04/25/2002
=============                                                             ====      ==========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       04/30/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========



                                                                            ACCUMULATION         ACCUMULATION
                                                                           UNIT VALUE AT        UNIT VALUE AT
                                                                            BEGINNING OF            END OF
                                                                               PERIOD               PERIOD
                                                                          ---------------      ---------------
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                                 6.977784             6.977321
   01/01/2002                                                                 6.977321             6.870187
   01/01/2003                                                                 6.870187            10.364889
   01/01/2004                                                                10.364889            12.746084
   01/01/2005                                                                12.746084            16.016930
=============                                                                =========            =========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                                 9.492602             8.918168
   01/01/2002                                                                 8.918168             7.161705
   01/01/2003                                                                 7.161705             9.337160
   01/01/2004                                                                 9.337160            10.912970
   01/01/2005                                                                10.912970            11.856027
=============                                                                =========            =========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   01/01/2001                                                                11.353358            11.732665
   01/01/2002                                                                11.732665            11.704773
=============                                                                =========            =========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   01/01/2001                                                                 6.512850             4.259904
   01/01/2002                                                                 4.259904             3.441767
=============                                                                =========            =========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                11.425372            13.000440
=============                                                                =========            =========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                 7.390419             8.041413
   01/01/2002                                                                 8.041413             5.407779
   01/01/2003                                                                 5.407779             7.115415
   01/01/2004                                                                 7.115415             7.451877
   01/01/2005                                                                 7.451877             6.399259
=============                                                                =========            =========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.130031
=============                                                                =========            =========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.168205
=============                                                                =========            =========



                                                                             NUMBER OF
                                                                            ACCUMULATION
                                                                               UNITS
                                                                           OUTSTANDING AT
                                                                           END OF PERIOD
                                                                          ---------------
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                               14,999.7538
   01/01/2002                                                               62,134.8761
   01/01/2003                                                              133,826.8284
   01/01/2004                                                              145,851.8002
   01/01/2005                                                              130,841.8248
=============                                                              ============
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                                6,621.7671
   01/01/2002                                                               21,235.7970
   01/01/2003                                                               73,464.6917
   01/01/2004                                                              132,483.3354
   01/01/2005                                                              132,565.7501
=============                                                              ============
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   01/01/2001                                                                8,563.7600
   01/01/2002                                                                    0.0000
=============                                                              ============
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   01/01/2001                                                               18,659.6201
   01/01/2002                                                                    0.0000
=============                                                              ============
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              183,120.1976
=============                                                              ============
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                               25,817.6793
   01/01/2002                                                              138,347.6570
   01/01/2003                                                              292,044.0114
   01/01/2004                                                              363,922.1053
   01/01/2005                                                                    0.0000
=============                                                              ============
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                4,815.9132
=============                                                              ============
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                              ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004            6.604499             7.177933          750,920.9399
  01/01/2005         to       12/31/2005            7.177933             8.039394          582,806.5248
============        ====      ==========            ========             ========          ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN PREMIER GROWTH SUB-ACCOUNT (CLASS B))
  04/10/2001         to       12/31/2001           13.360301            12.767316           28,918.9821
  01/01/2002         to       12/31/2002           12.767316             8.706807          175,756.0567
  01/01/2003         to       12/31/2003            8.706807            10.592078          425,278.6563
  01/01/2004         to       04/30/2004           10.592078            10.484133          506,256.8632
============        ====      ==========           =========            =========          ============
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           17.111181            17.140791            7,969.7273
  01/01/2002         to       12/31/2002           17.140791            12.656819           15,161.5770
  01/01/2003         to       04/24/2003           12.656819            13.147480           16,687.6055
============        ====      ==========           =========            =========          ============
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           11.366251            10.512950              613.0395
  01/01/2002         to       12/31/2002           10.512950             8.654755            1,423.4311
  01/01/2003         to       04/25/2003            8.654755             8.409175            1,413.9383
============        ====      ==========           =========            =========          ============
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.042663            13.402074           15,219.3489
  01/01/2002         to       12/31/2002           13.402074            14.351445           88,634.3373
  01/01/2003         to       12/31/2003           14.351445            14.683714          170,135.5102
  01/01/2004         to       11/19/2004           14.683714            15.066905          193,531.1902
============        ====      ==========           =========            =========          ============
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           14.909620            15.718285           21,168.7305
  01/01/2002         to       12/31/2002           15.718285            11.496546           27,735.0663
  01/01/2003         to       12/31/2003           11.496546            15.100620           28,539.6568
  01/01/2004         to       11/19/2004           15.100620            16.257944           27,326.2094
============        ====      ==========           =========            =========          ============
 LEGG MASON VALUE EQUITY SUB-ACCONUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (SERVICE CLASS))
  04/10/2001         to       12/31/2001           11.029498            10.343215           24,980.4047
  01/01/2002         to       12/31/2002           10.343215             8.041738           81,648.4761
  01/01/2003         to       12/31/2003            8.041738             9.661587           76,925.0237
  01/01/2004         to       12/31/2004            9.661587            10.586787           62,875.6101
  01/01/2005         to       12/31/2005           10.586787            11.173251           51,422.5728
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           16.252965            17.331204          542,469.9474
  01/01/2005         to       12/31/2005           17.331204            17.400043            1,156.3990
============        ====      ==========           =========            =========          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS A)
  (FORMERLY INVESCO VIF - HIGH YIELD SUB-ACCOUNT)
  01/01/2001         to       12/31/2001            8.814651             7.395337           16,526.8241
  01/01/2002         to       12/31/2002            7.395337             7.198007           14,849.2817
  01/01/2003         to       12/31/2003            7.198007             8.875049           12,174.2594
  01/01/2004         to       04/30/2004            8.875049             9.011550           12,022.8126
============        ====      ==========            ========             ========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.960333            13.978494           24,768.8353
  01/01/2002         to       12/31/2002           13.978494            13.705136          114,804.8029
  01/01/2003         to       12/31/2003           13.705136            16.103871          199,086.9132
  01/01/2004         to       12/31/2004           16.103871            17.176230          182,155.1125
  01/01/2005         to       12/31/2005           17.176230            17.191034          299,801.3907
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
  04/10/2001         to       12/31/2001            9.733531             9.539603            9,121.9420
  01/01/2002         to       12/31/2002            9.539603             9.625843           72,600.2408
  01/01/2003         to       12/31/2003            9.625843            11.172186          172,362.2525
  01/01/2004         to       12/31/2004           11.172186            11.988395          201,203.9201
  01/01/2005         to       04/30/2005           11.988395            11.606763                0.0000
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
  04/26/2001         to       12/31/2001           10.000000             9.025089               10.0000
  01/01/2002         to       12/31/2002            9.025089             9.193222            1,119.4376
  01/01/2003         to       12/31/2003            9.193222            11.490888            3,473.1600
  01/01/2004         to       12/31/2004           11.490888            12.393944            3,055.1742
  01/01/2005         to       04/30/2005           12.393944            11.919231                0.0000
============        ====      ==========           =========            =========          ============
 LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            9.170160            10.607266            8,257.3886
  01/01/2002         to       12/31/2002           10.607266             7.412032           13,938.2582
  01/01/2003         to       04/25/2003            7.412032             7.526499           13,940.0943
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           43.409333            48.171871           69,889.3300
  01/01/2005         to       12/31/2005           48.171871            49.250312           62,011.2636
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  01/01/2001         to       12/31/2001           14.096940            12.153563          468,035.6256
  01/01/2002         to       12/31/2002           12.153563             8.357993          372,636.7447
  01/01/2003         to       12/31/2003            8.357993            10.308953          314,408.9589
  01/01/2004         to       04/30/2004           10.308953            10.119601           47,414.5357
============        ====      ==========           =========            =========          ============

                                   1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   01/01/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   01/01/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   01/01/2001                                                                             9.100007             8.223442
   01/01/2002                                                                             8.223442             6.538203
   01/01/2003                                                                             6.538203             8.339884
   01/01/2004                                                                             8.339884             8.419097
=============                                                                             ========             ========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   01/01/2001                                                                             9.683455             8.656980
   01/01/2002                                                                             8.656980             7.568604
   01/01/2003                                                                             7.568604             9.281577
   01/01/2004                                                                             9.281577             9.460724
=============                                                                             ========             ========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                            39.912615            41.392944
   01/01/2002                                                                            41.392944            33.421284
   01/01/2003                                                                            33.421284            43.085314
   01/01/2004                                                                            43.085314            47.857828
   01/01/2005                                                                            47.857828            48.795052
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                            10.833047             8.340204
   01/01/2003                                                                             8.340204            10.266421
   01/01/2004                                                                            10.266421            10.067069
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                            10.000000             9.976213
   01/01/2002                                                                             9.976213             8.563449
   01/01/2003                                                                             8.563449            10.847816
   01/01/2004                                                                            10.847816            10.875436
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                            11.957464            12.232460
   01/01/2002                                                                            12.232460            10.637552
   01/01/2003                                                                            10.637552            13.127728
   01/01/2004                                                                            13.127728            13.339526
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   01/01/2001                                                                          127,069.2016
   01/01/2002                                                                          330,731.8322
   01/01/2003                                                                          453,164.2948
   01/01/2004                                                                          428,351.0678
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   01/01/2001                                                                           34,763.0828
   01/01/2002                                                                           23,091.0828
   01/01/2003                                                                           22,499.5492
   01/01/2004                                                                           22,413.7272
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                           41,612.6312
   01/01/2002                                                                          152,027.0401
   01/01/2003                                                                          236,541.4192
   01/01/2004                                                                          264,416.6649
   01/01/2005                                                                          248,094.6896
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                            3,742.6508
   01/01/2003                                                                            5,831.6362
   01/01/2004                                                                            6,765.7521
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                               35.7300
   01/01/2002                                                                            2,563.4782
   01/01/2003                                                                            3,059.6104
   01/01/2004                                                                            3,089.9683
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                            9,277.9091
   01/01/2002                                                                           47,401.7028
   01/01/2003                                                                           67,539.8195
   01/01/2004                                                                           71,111.5610
=============                                                                          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT NEW VALUE SUB-ACCOUNT (CLASS IB))
  04/10/2001         to       12/31/2001           12.663647            12.763839                7.8966
  01/01/2002         to       12/31/2002           12.763839            10.622335            1,021.3172
  01/01/2003         to       12/31/2003           10.622335            13.876698            3,968.6762
  01/01/2004         to       04/30/2004           13.876698            13.962049            3,965.5388
============        ====      ==========           =========            =========            ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  02/12/2001         to       12/31/2001           10.000000             8.819461           14,361.7742
  01/01/2002         to       12/31/2002            8.819461             6.573580           40,449.3863
  01/01/2003         to       12/31/2003            6.573580             8.796747           66,396.3660
  01/01/2004         to       12/31/2004            8.796747             9.753649           73,412.5249
  01/01/2005         to       12/31/2005            9.753649            10.059071           72,430.4295
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           20.447743            23.866772          268,653.3240
  01/01/2005         to       12/31/2005           23.866772            25.484343           27,018.3506
============        ====      ==========           =========            =========          ============
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS A)
  (FORMERLY AMERICAN CENTURY VP VALUE SUB-ACCOUNT)
  01/01/2001         to       12/31/2001           11.172495            12.429283           58,262.7798
  01/01/2002         to       12/31/2002           12.429283            10.709523           67,093.3247
  01/01/2003         to       12/31/2003           10.709523            13.619029           68,911.4090
  01/01/2004         to       04/30/2004           13.619029            14.047055           63,935.9134
============        ====      ==========           =========            =========          ============
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           15.845706            17.457790           31,692.2562
  01/01/2002         to       12/31/2002           17.457790            15.565227          115,089.8999
  01/01/2003         to       12/31/2003           15.565227            19.320918          223,290.9694
  01/01/2004         to       12/31/2004           19.320918            23.719979          254,956.9157
  01/01/2005         to       12/31/2005           23.719979            25.273416          252,927.1317
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004            9.799014            11.267259          343,629.6866
  01/01/2005         to       12/31/2005           11.267259            12.974461            3,233.4961
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY AMERICAN CENTURY VP INTERNATIONAL SUB-ACCOUNT)
  01/01/2001         to       12/31/2001           10.292299             7.187549            5,918.0448
  01/01/2002         to       12/31/2002            7.187549             5.643647            8,057.5389
  01/01/2003         to       12/31/2003            5.643647             6.929297            8,816.9290
  01/01/2004         to       04/30/2004            6.929297             6.999389            8,816.9290
============        ====      ==========           =========            =========          ============

                                   1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   01/01/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CALSS A))
   01/01/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   02/12/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB))
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB))
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       04/30/2005
=============                                                                         ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   01/01/2001                                                                            12.810216            10.298309
   01/01/2002                                                                            10.298309             8.432185
   01/01/2003                                                                             8.432185            12.039793
   01/01/2004                                                                            12.039793            12.099773
=============                                                                            =========            =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CALSS A))
   01/01/2001                                                                            12.707776             9.740698
   01/01/2002                                                                             9.740698             7.843897
   01/01/2003                                                                             7.843897            10.480095
   01/01/2004                                                                            10.480095            10.233746
=============                                                                            =========            =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   02/12/2001                                                                            10.000000             8.381159
   01/01/2002                                                                             8.381159             7.289280
   01/01/2003                                                                             7.289280             9.491245
   01/01/2004                                                                             9.491245            11.189560
   01/01/2005                                                                            11.189560            12.850864
=============                                                                            =========            =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB))
   04/10/2001                                                                            10.870934             9.723656
   01/01/2002                                                                             9.723656             8.281257
   01/01/2003                                                                             8.281257            10.878096
   01/01/2004                                                                            10.878096            10.787203
=============                                                                            =========            =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB))
   04/10/2001                                                                            14.406299            12.931708
   01/01/2002                                                                            12.931708            10.498595
   01/01/2003                                                                            10.498595            13.306143
   01/01/2004                                                                            13.306143            15.245624
   01/01/2005                                                                            15.245624            14.807213
=============                                                                            =========            =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                             7.574525             6.129472
   01/01/2002                                                                             6.129472             4.918752
   01/01/2003                                                                             4.918752             6.185145
   01/01/2004                                                                             6.185145             6.288503
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   01/01/2001                                                                            7,298.0775
   01/01/2002                                                                            6,861.0765
   01/01/2003                                                                            6,584.6827
   01/01/2004                                                                            6,496.2655
=============                                                                            ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CALSS A))
   01/01/2001                                                                           32,627.0808
   01/01/2002                                                                           23,655.0302
   01/01/2003                                                                           22,119.1431
   01/01/2004                                                                           20,465.0182
=============                                                                           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   02/12/2001                                                                               10.0000
   01/01/2002                                                                            2,859.3087
   01/01/2003                                                                           28,455.9525
   01/01/2004                                                                          167,940.4514
   01/01/2005                                                                          318,310.6814
=============                                                                          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB))
   04/10/2001                                                                                9.1988
   01/01/2002                                                                              364.0018
   01/01/2003                                                                              387.6223
   01/01/2004                                                                              403.4557
=============                                                                          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB))
   04/10/2001                                                                           19,600.9849
   01/01/2002                                                                          108,194.7208
   01/01/2003                                                                          193,809.3100
   01/01/2004                                                                          148,152.0166
   01/01/2005                                                                                0.0000
=============                                                                          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                            9,274.5193
   01/01/2002                                                                           51,808.6960
   01/01/2003                                                                           77,762.4354
   01/01/2004                                                                           71,205.6554
=============                                                                          ============

                                1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   02/12/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========



                                                                                   ACCUMULATION         ACCUMULATION
                                                                                  UNIT VALUE AT        UNIT VALUE AT
                                                                                   BEGINNING OF            END OF
                                                                                      PERIOD               PERIOD
                                                                                 ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   02/12/2001                                                                       10.000000            10.154282
   01/01/2002                                                                       10.154282            10.122875
   01/01/2003                                                                       10.122875            10.025490
   01/01/2004                                                                       10.025490             9.949131
   01/01/2005                                                                        9.949131             9.962144
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                       12.486848            14.337160
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                        9.045983            10.192752
   01/01/2002                                                                       10.192752            10.282946
   01/01/2003                                                                       10.282946            14.097215
   01/01/2004                                                                       14.097215            18.804577
   01/01/2005                                                                       18.804577            18.035334
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        7.869183             8.356218
   01/01/2005                                                                        8.356218             8.628835
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                        8.945879             8.832633
   01/01/2002                                                                        8.832633             7.238554
   01/01/2003                                                                        7.238554             8.624669
   01/01/2004                                                                        8.624669             8.667666
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                        8.119154             7.869049
   01/01/2002                                                                        7.869049             5.996300
   01/01/2003                                                                        5.996300             7.291438
   01/01/2004                                                                        7.291438             7.202509
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                       11.749005            10.837961
   01/01/2002                                                                       10.837961             8.045246
   01/01/2003                                                                        8.045246             9.866625
   01/01/2004                                                                        9.866625            10.053375
=============                                                                       =========            =========



                                                                                    NUMBER OF
                                                                                   ACCUMULATION
                                                                                      UNITS
                                                                                  OUTSTANDING AT
                                                                                  END OF PERIOD
                                                                                 ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   02/12/2001                                                                       9,324.1301
   01/01/2002                                                                      38,733.0679
   01/01/2003                                                                      52,925.8278
   01/01/2004                                                                      25,093.5954
   01/01/2005                                                                           0.0000
=============                                                                      ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     203,491.7367
=============                                                                     ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                      12,678.8591
   01/01/2002                                                                      60,097.2323
   01/01/2003                                                                     149,289.0019
   01/01/2004                                                                     164,958.9702
   01/01/2005                                                                           0.0000
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     212,690.9759
   01/01/2005                                                                     175,741.5626
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                      11,286.9101
   01/01/2002                                                                      68,262.2095
   01/01/2003                                                                     105,684.0274
   01/01/2004                                                                     100,019.3150
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                       5,468.8114
   01/01/2002                                                                       5,308.0211
   01/01/2003                                                                       5,366.2503
   01/01/2004                                                                       5,173.6147
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                       1,033.6583
   01/01/2002                                                                       4,114.5924
   01/01/2003                                                                       4,305.8174
   01/01/2004                                                                       4,296.3745
=============                                                                     ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  02/12/2001         to       12/31/2001           10.000000            10.536235               10.0000
  01/01/2002         to       12/31/2002           10.536235            11.355362          131,061.1500
  01/01/2003         to       12/31/2003           11.355362            11.679662          378,638.3904
  01/01/2004         to       12/31/2004           11.679662            12.090485          678,350.4424
  01/01/2005         to       12/31/2005           12.090485            12.190831          648,817.1870
============        ====      ==========           =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.031953            14.261437            1,491.7359
  01/01/2002         to       12/31/2002           14.261437            11.082847            8,622.7838
  01/01/2003         to       12/31/2003           11.082847            14.019403            8,466.7547
  01/01/2004         to       12/31/2004           14.019403            16.357674            8,341.0092
  01/01/2005         to       12/31/2005           16.357674            17.709541            8,919.0084
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004            6.336384             7.192372          190,056.3996
  01/01/2005         to       12/31/2005            7.192372             8.147300          127,801.5916
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS A)
  (FORMERLY INVESCO VIF - DYNAMICS SUB-ACCOUNT)
  01/01/2001         to       12/31/2001           10.605154             7.201833           72,627.5238
  01/01/2002         to       12/31/2002            7.201833             4.836232          174,816.0337
  01/01/2003         to       12/31/2003            4.836232             6.572879          220,517.0333
  01/01/2004         to       04/30/2004            6.572879             6.709481          206,667.4498
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
  02/12/2001         to       12/31/2001           10.000000             8.236645               10.0000
  01/01/2002         to       12/31/2002            8.236645             4.545270           41,303.0605
  01/01/2003         to       12/31/2003            4.545270             6.124338          162,737.4758
  01/01/2004         to       12/31/2004            6.124338             7.115346          235,402.0958
  01/01/2005         to       12/31/2005            7.115346             8.043025          219,340.3085
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS A)
  05/01/2005         to       12/31/2005           15.238612            18.076806            4,628.1647
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS A)
  (FORMERLY SVS DREMAN SMALL CAP VALUE SUB-ACCOUNT (SERIES II))
  01/01/2001         to       12/31/2001            9.117475            10.580230           32,714.4671
  01/01/2002         to       12/31/2002           10.580230             9.248856           29,585.3417
  01/01/2003         to       12/31/2003            9.248856            12.953750           22,481.5248
  01/01/2004         to       12/31/2004           12.953750            16.097777           19,685.4713
  01/01/2005         to       04/30/2005           16.097777            15.119831                0.0000
============        ====      ==========           =========            =========          ============

                               1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       04/30/2004
=============                                                                 ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    11.987410            14.321488
   01/01/2005                                                                    14.321488            16.308935
=============                                                                    =========            =========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                    10.000000            11.095691
   01/01/2002                                                                    11.095691            10.244108
   01/01/2003                                                                    10.244108            14.232675
   01/01/2004                                                                    14.232675            14.431880
=============                                                                    =========            =========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     9.998849            10.475896
=============                                                                    =========            =========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                    44.822579            44.856392
   01/01/2005                                                                    44.856392            45.187527
=============                                                                    =========            =========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     9.962131            10.067108
=============                                                                    =========            =========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    16.111298            18.125728
   01/01/2005                                                                    18.125728            18.573296
=============                                                                    =========            =========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                    10.000000             7.816345
   01/01/2003                                                                     7.816345            10.593988
   01/01/2004                                                                    10.593988            11.387381
   01/01/2005                                                                    11.387381            11.847505
=============                                                                    =========            =========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                    10.197594            10.156586
   01/01/2002                                                                    10.156586             8.357717
   01/01/2003                                                                     8.357717            10.774657
   01/01/2004                                                                    10.774657            11.914458
   01/01/2005                                                                    11.914458            12.940186
=============                                                                    =========            =========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                    10.000000            12.622994
   01/01/2004                                                                    12.622994            14.684894
   01/01/2005                                                                    14.684894            17.028072
=============                                                                    =========            =========



                                                                                 NUMBER OF
                                                                                ACCUMULATION
                                                                                   UNITS
                                                                               OUTSTANDING AT
                                                                               END OF PERIOD
                                                                              ---------------
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   39,753.1329
   01/01/2005                                                                   30,834.8408
=============                                                                   ===========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                      325.2869
   01/01/2002                                                                    6,912.0145
   01/01/2003                                                                   13,595.4376
   01/01/2004                                                                   11,417.3681
=============                                                                   ===========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                   42,216.2695
=============                                                                   ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                      595.2103
   01/01/2005                                                                    6,216.6100
=============                                                                   ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                   32,946.5560
=============                                                                   ===========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   10,567.7667
   01/01/2005                                                                    6,799.9352
=============                                                                   ===========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                   37,256.7743
   01/01/2003                                                                   67,804.1630
   01/01/2004                                                                  143,798.9679
   01/01/2005                                                                  106,058.7994
=============                                                                  ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                        9.8062
   01/01/2002                                                                   70,108.0499
   01/01/2003                                                                  275,816.2448
   01/01/2004                                                                  412,235.2164
   01/01/2005                                                                  366,526.5029
=============                                                                  ============
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                   76,983.5074
   01/01/2004                                                                   92,310.7476
   01/01/2005                                                                   68,880.6103
=============                                                                  ============

                              1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                 to       12/31/2001
   01/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       04/30/2005
=============                                                                ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       04/30/2004
=============                                                                ====      ==========
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                 to       12/31/2001
   01/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       04/30/2004
=============                                                                ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========



                                                                               ACCUMULATION         ACCUMULATION
                                                                              UNIT VALUE AT        UNIT VALUE AT
                                                                               BEGINNING OF            END OF
                                                                                  PERIOD               PERIOD
                                                                             ---------------      ---------------
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    8.810810             9.755269
   01/01/2005                                                                    9.755269            10.042441
=============                                                                    ========            =========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    9.642010            10.479270
   01/01/2005                                                                   10.479270            11.732904
=============                                                                   =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                   10.894299            11.701349
=============                                                                   =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                    8.158267             7.968599
   01/01/2002                                                                    7.968599             6.085947
   01/01/2003                                                                    6.085947             7.685052
   01/01/2004                                                                    7.685052             8.362426
   01/01/2005                                                                    8.362426             7.978882
=============                                                                   =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                   10.000000             8.286021
   01/01/2003                                                                    8.286021             9.930208
   01/01/2004                                                                    9.930208            10.885772
   01/01/2005                                                                   10.885772            11.475744
=============                                                                   =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                   10.000000            11.829026
   01/01/2004                                                                   11.829026            12.045271
=============                                                                   =========            =========
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                   10.665345            10.940184
   01/01/2002                                                                   10.940184            11.671485
   01/01/2003                                                                   11.671485            12.671349
   01/01/2004                                                                   12.671349            12.638233
=============                                                                   =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   11.166965            12.100728
   01/01/2005                                                                   12.100728            12.688022
=============                                                                   =========            =========



                                                                                NUMBER OF
                                                                               ACCUMULATION
                                                                                  UNITS
                                                                              OUTSTANDING AT
                                                                              END OF PERIOD
                                                                             ---------------
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   5,370.4598
   01/01/2005                                                                  48,126.3885
=============                                                                  ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  77,090.3496
   01/01/2005                                                                  66,247.8586
=============                                                                  ===========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                  23,774.1855
=============                                                                  ===========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                      12.2575
   01/01/2002                                                                  15,501.0092
   01/01/2003                                                                  19,379.7592
   01/01/2004                                                                  16,979.1464
   01/01/2005                                                                       0.0000
=============                                                                  ===========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                  83,925.6797
   01/01/2003                                                                 301,728.8898
   01/01/2004                                                                 338,013.5218
   01/01/2005                                                                 257,020.7767
=============                                                                 ============
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                       0.0000
   01/01/2004                                                                       0.0000
=============                                                                 ============
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                       9.3762
   01/01/2002                                                                   4,825.6619
   01/01/2003                                                                  37,881.0297
   01/01/2004                                                                  40,973.0242
=============                                                                 ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  39,817.9899
   01/01/2005                                                                  76,805.5607
=============                                                                 ============

                                   1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   01/01/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                            13.158597            11.968714
   01/01/2002                                                                            11.968714             7.806484
   01/01/2003                                                                             7.806484            10.002331
   01/01/2004                                                                            10.002331            10.208412
=============                                                                            =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                            14.011787            12.611329
   01/01/2002                                                                            12.611329             8.668190
   01/01/2003                                                                             8.668190            11.329334
   01/01/2004                                                                            11.329334            11.520218
   01/01/2005                                                                            11.520218            11.985630
=============                                                                            =========            =========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            12.381520            13.200126
   01/01/2005                                                                            13.200126            14.411949
=============                                                                            =========            =========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                            11.207439            12.198150
   01/01/2002                                                                            12.198150             8.578154
   01/01/2003                                                                             8.578154            11.609599
   01/01/2004                                                                            11.609599            11.828180
=============                                                                            =========            =========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            18.657531            19.779469
   01/01/2005                                                                            19.779469            20.004902
=============                                                                            =========            =========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   01/01/2001                                                                             9.864135             9.953420
   01/01/2002                                                                             9.953420             9.698219
   01/01/2003                                                                             9.698219            11.756845
   01/01/2004                                                                            11.756845            12.701643
   01/01/2005                                                                            12.701643            13.042286
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                                7.5996
   01/01/2002                                                                                7.5996
   01/01/2003                                                                            1,447.7041
   01/01/2004                                                                            1,630.3044
=============                                                                            ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                              901.1159
   01/01/2002                                                                            7,103.0965
   01/01/2003                                                                           64,946.8927
   01/01/2004                                                                          150,983.4814
   01/01/2005                                                                          185,254.4080
=============                                                                          ============
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                           50,328.6431
   01/01/2005                                                                           40,819.1417
=============                                                                          ============
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                            6,839.8936
   01/01/2002                                                                           18,000.9624
   01/01/2003                                                                           57,546.8436
   01/01/2004                                                                           59,725.4393
=============                                                                          ============
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                           30,822.2341
   01/01/2005                                                                           32,424.1754
=============                                                                          ============
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   01/01/2001                                                                            1,334.3417
   01/01/2002                                                                            6,570.9692
   01/01/2003                                                                           40,824.6141
   01/01/2004                                                                           40,985.8636
   01/01/2005                                                                           18,276.0097
=============                                                                          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  01/01/2001         to       12/31/2001           10.693186            11.348021           13,280.7832
  01/01/2002         to       12/31/2002           11.348021            11.980090           21,590.6708
  01/01/2003         to       12/31/2003           11.980090            12.091203           33,801.0521
  01/01/2004         to       12/31/2004           12.091203            12.141475           28,711.3645
  01/01/2005         to       12/31/2005           12.141475            12.094474           14,947.5382
============        ====      ==========           =========            =========           ===========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  01/01/2001         to       12/31/2001            9.279000             8.109327              195.3468
  01/01/2002         to       12/31/2002            8.109327             6.379619           10,910.6194
  01/01/2003         to       12/31/2003            6.379619             8.202163           22,964.5220
  01/01/2004         to       12/31/2004            8.202163             8.962166           25,102.1431
  01/01/2005         to       12/31/2005            8.962166             9.146194           21,778.3715
============        ====      ==========           =========            =========           ===========
 PIMCO VIT TOTAL RETURN SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  01/01/2001         to       12/31/2001           10.753921            11.492649           80,941.2461
  01/01/2002         to       12/31/2002           11.492649            12.362084          145,839.9890
  01/01/2003         to       12/31/2003           12.362084            12.806587          134,465.4478
  01/01/2004         to       12/31/2004           12.806587            13.240421          135,541.3823
  01/01/2005         to       12/31/2005           13.240421            13.377174           64,968.0135
============        ====      ==========           =========            =========          ============
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.579412            11.222898              934.9937
  01/01/2002         to       12/31/2002           11.222898             8.965451           28,658.6893
  01/01/2003         to       12/31/2003            8.965451            11.261659           31,060.8024
  01/01/2004         to       12/31/2004           11.261659            12.338602           18,078.6611
  01/01/2005         to       12/31/2005           12.338602            12.803698           15,296.3069
============        ====      ==========           =========            =========          ============
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.886743            11.036442                8.4127
  01/01/2002         to       12/31/2002           11.036442             7.552586            1,165.1322
  01/01/2003         to       12/31/2003            7.552586             9.917688            1,573.1893
  01/01/2004         to       12/31/2004            9.917688            11.599128            1,526.8890
  01/01/2005         to       12/31/2005           11.599128            12.827966            1,506.9740
============        ====      ==========           =========            =========          ============
 SCUDDER VARIABLE SERIES II
 DWS GOVERNMENT AND AGENCY SECURITIES VIP SUB-ACCOUNT (SERIES II)
  01/01/2001         to       12/31/2001           11.550173            12.242645           79,054.8914
  01/01/2002         to       12/31/2002           12.242645            13.044457           68,739.8813
  01/01/2003         to       12/31/2003           13.044457            13.153468           51,798.4896
  01/01/2004         to       12/31/2004           13.153468            13.456753           29,476.3368
  01/01/2005         to       12/31/2005           13.456753            13.611711            3,037.6923
============        ====      ==========           =========            =========          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 DWS SMALL CAP GROWTH VIP SUB-ACCOUNT (SERIES II)
  01/01/2001         to       12/31/2001           13.645796            9.581495            20,745.5179
  01/01/2002         to       12/31/2002            9.581495            6.286321            22,912.2319
  01/01/2003         to       12/31/2003            6.286321            8.241190            22,237.0336
  01/01/2004         to       12/31/2004            8.241190            9.022074            21,365.6703
  01/01/2005         to       12/31/2005            9.022074            9.526020             2,448.1428
============        ====      ==========           =========            ========            ===========

CLASS AA




                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           11.401035            11.170733            2,193.1556
  01/01/2002         to       12/31/2002           11.170733             8.319806            8,582.8946
  01/01/2003         to       12/31/2003            8.319806            10.610223            9,077.3115
  01/01/2004         to       12/31/2004           10.610223            11.138793            4,978.2520
  01/01/2005         to       12/31/2005           11.138793            11.937104            4,962.9851
============        ====      ==========           =========            =========            ==========
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
  05/01/2002         to       12/31/2002           10.484032             8.310710                9.5383
  01/01/2003         to       12/31/2003            8.310710            10.571040              646.1556
  01/01/2004         to       12/31/2004           10.571040            11.067135                0.0000
  01/01/2005         to       12/31/2005           11.067135            11.832220                0.0000
============        ====      ==========           =========            =========            ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           10.460362             9.542879            2,521.5419
  01/01/2002         to       12/31/2002            9.542879             7.923193            2,519.2420
  01/01/2003         to       12/31/2003            7.923193            10.068687            2,505.0229
  01/01/2004         to       12/31/2004           10.068687            12.293226            1,933.1765
  01/01/2005         to       12/31/2005           12.293226            14.274871            2,195.9574
============        ====      ==========           =========            =========            ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
  05/01/2002         to       12/31/2002            9.691350             7.908380               10.3185
  01/01/2003         to       12/31/2003            7.908380            10.013720            1,195.7480
  01/01/2004         to       12/31/2004           10.013720            12.196445            3,725.0081
  01/01/2005         to       12/31/2005           12.196445            14.135404            8,140.0217
============        ====      ==========           =========            =========            ==========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
  04/26/2001         to       12/31/2001           11.741897            11.130575                8.5165
  01/01/2002         to       12/31/2002           11.130575             9.079468              764.7344
  01/01/2003         to       12/31/2003            9.079468            11.624489            3,116.9778
  01/01/2004         to       12/31/2004           11.624489            12.730934           10,596.0158
  01/01/2005         to       12/31/2005           12.730934            13.233978           10,510.4318
============        ====      ==========           =========            =========           ===========

                             1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       04/25/2002
=============                                                             ====      ==========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       04/25/2002
=============                                                             ====      ==========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       04/30/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========



                                                                            ACCUMULATION         ACCUMULATION
                                                                           UNIT VALUE AT        UNIT VALUE AT
                                                                            BEGINNING OF            END OF
                                                                               PERIOD               PERIOD
                                                                          ---------------      ---------------
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                                 6.977784             6.969734
   01/01/2002                                                                 6.969734             6.852423
   01/01/2003                                                                 6.852423            10.322620
   01/01/2004                                                                10.322620            12.675041
   01/01/2005                                                                12.675041            15.903877
=============                                                                =========            =========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                                 9.492602             8.908162
   01/01/2002                                                                 8.908162             7.142932
   01/01/2003                                                                 7.142932             9.298745
   01/01/2004                                                                 9.298745            10.851748
   01/01/2005                                                                10.851748            11.771900
=============                                                                =========            =========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   04/10/2001                                                                11.599133            11.719888
   01/01/2002                                                                11.719888            11.686505
=============                                                                =========            =========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   04/10/2001                                                                 4.961921             4.255263
   01/01/2002                                                                 4.255263             3.436389
=============                                                                =========            =========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                11.364438            12.918267
=============                                                                =========            =========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                 7.390419             8.032660
   01/01/2002                                                                 8.032660             5.393776
   01/01/2003                                                                 5.393776             7.086383
   01/01/2004                                                                 7.086383             7.410317
   01/01/2005                                                                 7.410317             6.360454
=============                                                                =========            =========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.126243
=============                                                                =========            =========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.164403
=============                                                                =========            =========



                                                                             NUMBER OF
                                                                            ACCUMULATION
                                                                               UNITS
                                                                           OUTSTANDING AT
                                                                           END OF PERIOD
                                                                          ---------------
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                                2,526.9829
   01/01/2002                                                                9,153.2524
   01/01/2003                                                               17,428.3278
   01/01/2004                                                               23,991.5653
   01/01/2005                                                               22,649.2443
=============                                                               ===========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                                   10.5345
   01/01/2002                                                                2,140.4107
   01/01/2003                                                               14,204.3885
   01/01/2004                                                               24,984.2603
   01/01/2005                                                               29,412.9293
=============                                                               ===========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   04/10/2001                                                                  441.0815
   01/01/2002                                                                    0.0000
=============                                                               ===========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   04/10/2001                                                                2,256.8233
   01/01/2002                                                                    0.0000
=============                                                               ===========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                               61,414.7952
=============                                                               ===========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                6,844.7993
   01/01/2002                                                               29,287.6353
   01/01/2003                                                               66,398.1542
   01/01/2004                                                               75,878.2973
   01/01/2005                                                                2,091.4950
=============                                                               ===========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                               ===========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                               ===========

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004            6.573641             7.137295          173,462.3050
  01/01/2005         to       12/31/2005            7.137295             7.981937          127,673.5973
============        ====      ==========            ========             ========          ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN PREMIER GROWTH SUB-ACCOUNT (CLASS B))
  04/10/2001         to       12/31/2001           13.360301            12.753411            9,848.6171
  01/01/2002         to       12/31/2002           12.753411             8.684257           35,444.3029
  01/01/2003         to       12/31/2003            8.684257            10.548834           76,011.0638
  01/01/2004         to       04/30/2004           10.548834            10.436185           87,360.2504
============        ====      ==========           =========            =========          ============
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           17.111181            17.121564            1,376.6355
  01/01/2002         to       12/31/2002           17.121564            12.623646            2,823.7567
  01/01/2003         to       04/24/2003           12.623646            13.106879            2,819.1219
============        ====      ==========           =========            =========          ============
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           11.366251            10.501147              470.9543
  01/01/2002         to       12/31/2002           10.501147             8.632060              470.9543
  01/01/2003         to       04/25/2003            8.632060             8.383197              470.9543
============        ====      ==========           =========            =========          ============
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.042663            13.387055            4,848.5062
  01/01/2002         to       12/31/2002           13.387055            14.313884           39,967.4057
  01/01/2003         to       12/31/2003           14.313884            14.623334           51,060.5203
  01/01/2004         to       11/19/2004           14.623334            14.985048           59,273.7047
============        ====      ==========           =========            =========          ============
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           14.909620            15.700656              559.8207
  01/01/2002         to       12/31/2002           15.700656            11.466409            1,808.7533
  01/01/2003         to       12/31/2003           11.466409            15.038501            2,564.0067
  01/01/2004         to       11/19/2004           15.038501            16.169597            2,469.2074
============        ====      ==========           =========            =========          ============
 LEGG MASON VALUE EQUITY SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (SERVICE CLASS))
  04/10/2001         to       12/31/2001           11.029498            10.331954            4,119.2201
  01/01/2002         to       12/31/2002           10.331954             8.020934           17,894.9599
  01/01/2003         to       12/31/2003            8.020934             9.622170           19,509.9427
  01/01/2004         to       12/31/2004            9.622170            10.527754           16,399.7170
  01/01/2005         to       12/31/2005           10.527754            11.094348           12,282.8529
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           16.058812            17.107155            1,562.3237
  01/01/2005         to       12/31/2005           17.107155            17.149437                0.0000
============        ====      ==========           =========            =========          ============

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS A)
  (FORMERLY INVESCO VIF - HIGH YIELD SUB-ACCOUNT)
  04/10/2001         to       12/31/2001            8.738366             7.387287            3,156.8182
  01/01/2002         to       12/31/2002            7.387287             7.179396            3,301.2151
  01/01/2003         to       12/31/2003            7.179396             8.838844            2,777.2950
  01/01/2004         to       04/30/2004            8.838844             8.970366            2,777.2950
============        ====      ==========            ========             ========            ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.959643            13.962133            8,168.4712
  01/01/2002         to       12/31/2002           13.962133            13.668578           16,133.3381
  01/01/2003         to       12/31/2003           13.668578            16.036858          113,250.8997
  01/01/2004         to       12/31/2004           16.036858            17.079057          101,893.0522
  01/01/2005         to       12/31/2005           17.079057            17.068231           74,375.2510
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
  04/10/2001         to       12/31/2001            9.733531             9.529217            1,686.3184
  01/01/2002         to       12/31/2002            9.529217             9.600956           18,543.5846
  01/01/2003         to       12/31/2003            9.600956            11.126610           48,594.5323
  01/01/2004         to       12/31/2004           11.126610            11.921553           54,135.3382
  01/01/2005         to       04/30/2005           11.921553            11.536404            2,344.9478
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
  04/26/2001         to       12/31/2001           10.000000             9.015854               10.0000
  01/01/2002         to       12/31/2002            9.015854             9.170045               10.0000
  01/01/2003         to       12/31/2003            9.170045            11.444762            1,145.1175
  01/01/2004         to       12/31/2004           11.444762            12.325648            3,923.0582
  01/01/2005         to       04/30/2005           12.325648            11.847753                0.0000
============        ====      ==========           =========            =========          ============
 LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            9.170160            10.595365                0.0000
  01/01/2002         to       12/31/2002           10.595365             7.392581            2,755.2698
  01/01/2003         to       04/25/2003            7.392581             7.503232            2,752.0619
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           42.480556            47.094351           15,293.1836
  01/01/2005         to       12/31/2005           47.094351            48.076720           12,568.3339
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  04/02/2001         to       12/31/2001           12.328241            12.139920            5,756.2592
  01/01/2002         to       12/31/2002           12.139920             8.336069            4,507.4375
  01/01/2003         to       12/31/2003            8.336069            10.266527            6,372.4912
  01/01/2004         to       04/30/2004           10.266527            10.072988            6,451.1218
============        ====      ==========           =========            =========          ============

                                   1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   04/10/2001                                                                             8.268891             8.214478
   01/01/2002                                                                             8.214478             6.521269
   01/01/2003                                                                             6.521269             8.305836
   01/01/2004                                                                             8.305836             8.380595
=============                                                                             ========             ========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   04/10/2001                                                                             8.657172             8.647553
   01/01/2002                                                                             8.647553             7.549018
   01/01/2003                                                                             7.549018             9.243696
   01/01/2004                                                                             9.243696             9.417471
=============                                                                             ========             ========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                            39.910653            41.344503
   01/01/2002                                                                            41.344503            33.332049
   01/01/2003                                                                            33.332049            42.905952
   01/01/2004                                                                            42.905952            47.587002
   01/01/2005                                                                            47.587002            48.446417
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                            10.815494             8.318328
   01/01/2003                                                                             8.318328            10.224189
   01/01/2004                                                                            10.224189            10.020717
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                            10.000000             9.966212
   01/01/2002                                                                             9.966212             8.542022
   01/01/2003                                                                             8.542022            10.804480
   01/01/2004                                                                            10.804480            10.826653
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                            11.957464            12.219247
   01/01/2002                                                                            12.219247            10.610126
   01/01/2003                                                                            10.610126            13.074268
   01/01/2004                                                                            13.074268            13.278657
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   04/10/2001                                                                           10,406.4367
   01/01/2002                                                                           52,032.4045
   01/01/2003                                                                           87,483.4081
   01/01/2004                                                                           83,596.2890
=============                                                                           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   04/10/2001                                                                               11.5511
   01/01/2002                                                                               11.5511
   01/01/2003                                                                                0.0000
   01/01/2004                                                                                0.0000
=============                                                                           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                           17,245.9811
   01/01/2002                                                                           26,942.6715
   01/01/2003                                                                           71,691.6496
   01/01/2004                                                                           68,471.3810
   01/01/2005                                                                           58,121.9750
=============                                                                           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                               80.7748
   01/01/2003                                                                              425.0698
   01/01/2004                                                                              424.5266
=============                                                                           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                               10.0000
   01/01/2002                                                                               10.0000
   01/01/2003                                                                                0.0000
   01/01/2004                                                                                0.0000
=============                                                                           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                            3,223.7328
   01/01/2002                                                                            7,856.6885
   01/01/2003                                                                            8,210.9174
   01/01/2004                                                                            8,063.0451
=============                                                                           ===========

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT NEW VALUE SUB-ACCOUNT (CLASS IB))
  04/10/2001         to       12/31/2001           12.663647            12.749942                7.8966
  01/01/2002         to       12/31/2002           12.749942            10.594831                7.8966
  01/01/2003         to       12/31/2003           10.594831            13.820051                0.0000
  01/01/2004         to       04/30/2004           13.820051            13.898203                0.0000
============        ====      ==========           =========            =========                ======
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            8.163640             8.809572            2,043.6725
  01/01/2002         to       12/31/2002            8.809572             6.556337            5,364.3615
  01/01/2003         to       12/31/2003            6.556337             8.760522            9,045.4348
  01/01/2004         to       12/31/2004            8.760522             9.698886            9,054.9744
  01/01/2005         to       12/31/2005            9.698886             9.987647           11,147.1527
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           20.243136            23.604478           10,048.2268
  01/01/2005         to       12/31/2005           23.604478            25.166617            8,963.2235
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS A)
  (FORMERLY AMERICAN CENTURY VP VALUE SUB-ACCOUNT)
  04/10/2001         to       12/31/2001           11.138556            12.415765            4,248.6333
  01/01/2002         to       12/31/2002           12.415765            10.681818           19,220.5462
  01/01/2003         to       12/31/2003           10.681818            13.563446           17,041.1354
  01/01/2004         to       04/30/2004           13.563446            13.982834           16,362.1415
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           15.845706            17.438226            4,641.5827
  01/01/2002         to       12/31/2002           17.438226            15.524450           18,885.4863
  01/01/2003         to       12/31/2003           15.524450            19.241447           34,023.1182
  01/01/2004         to       12/31/2004           19.241447            23.586938           37,285.8459
  01/01/2005         to       12/31/2005           23.586938            25.094115           37,149.8014
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004            9.751753            11.201776                0.0000
  01/01/2005         to       12/31/2005           11.201776            12.879788                0.0000
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY AMERICAN CENTURY VP INTERNATIONAL SUB-ACCOUNT)
  04/10/2001         to       12/31/2001            8.495151             7.179717              620.4316
  01/01/2002         to       12/31/2002            7.179717             5.629027              647.6801
  01/01/2003         to       12/31/2003            5.629027             6.900995              628.7958
  01/01/2004         to       04/30/2004            6.900995             6.967368              641.5893
============        ====      ==========           =========            =========           ===========

                            1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CALSS A))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
   01/01/2005                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
   01/01/2005                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====



                                                                                                              ACCUMULATION
                                                                                                             UNIT VALUE AT
                                                                                                              BEGINNING OF
                                                                                                                 PERIOD
                                                                                                            ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                             12/31/2001           10.955669
   01/01/2002                                                                             12/31/2002           10.287093
   01/01/2003                                                                             12/31/2003            8.410350
   01/01/2004                                                                             04/30/2004           11.990655
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CALSS A))
   04/10/2001                                                                             12/31/2001           11.035464
   01/01/2002                                                                             12/31/2002            9.730088
   01/01/2003                                                                             12/31/2003            7.823598
   01/01/2004                                                                             04/30/2004           10.437326
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                             12/31/2001            8.739813
   01/01/2002                                                                             12/31/2002            8.371336
   01/01/2003                                                                             12/31/2003            7.269814
   01/01/2004                                                                             12/31/2004            9.451731
   01/01/2005                                                                             12/31/2005           11.126240
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                             12/31/2001           10.870934
   01/01/2002                                                                             12/31/2002            9.713052
   01/01/2003                                                                             12/31/2003            8.259805
   01/01/2004                                                                             04/30/2004           10.833672
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                             12/31/2001           14.406299
   01/01/2002                                                                             12/31/2002           12.917622
   01/01/2003                                                                             12/31/2003           10.471423
   01/01/2004                                                                             12/31/2004           13.251831
   01/01/2005                                                                             04/30/2005           15.160593
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                             12/31/2001            7.574525
   01/01/2002                                                                             12/31/2002            6.122784
   01/01/2003                                                                             12/31/2003            4.905998
   01/01/2004                                                                             04/30/2004            6.159874
=============                                                                             ==========           =========



                                                                                            ACCUMULATION
                                                                                           UNIT VALUE AT
                                                                                               END OF
                                                                                               PERIOD
                                                                                          ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                10.287093
   01/01/2002                                                                                 8.410350
   01/01/2003                                                                                11.990655
   01/01/2004                                                                                12.044454
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CALSS A))
   04/10/2001                                                                                 9.730088
   01/01/2002                                                                                 7.823598
   01/01/2003                                                                                10.437326
   01/01/2004                                                                                10.186964
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                                 8.371336
   01/01/2002                                                                                 7.269814
   01/01/2003                                                                                 9.451731
   01/01/2004                                                                                11.126240
   01/01/2005                                                                                12.759052
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                 9.713052
   01/01/2002                                                                                 8.259805
   01/01/2003                                                                                10.833672
   01/01/2004                                                                                10.737859
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                12.917622
   01/01/2002                                                                                10.471423
   01/01/2003                                                                                13.251831
   01/01/2004                                                                                15.160593
   01/01/2005                                                                                14.717424
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                                 6.122784
   01/01/2002                                                                                 4.905998
   01/01/2003                                                                                 6.159874
   01/01/2004                                                                                 6.259725
=============                                                                                =========



                                                                                             NUMBER OF
                                                                                            ACCUMULATION
                                                                                               UNITS
                                                                                           OUTSTANDING AT
                                                                                           END OF PERIOD
                                                                                          ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                    9.1277
   01/01/2002                                                                                    9.1277
   01/01/2003                                                                                    0.0000
   01/01/2004                                                                                    0.0000
=============                                                                                    ======
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CALSS A))
   04/10/2001                                                                                    9.0617
   01/01/2002                                                                                    9.0617
   01/01/2003                                                                                    0.0000
   01/01/2004                                                                                    0.0000
=============                                                                                    ======
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                                1,930.9534
   01/01/2002                                                                                5,925.7458
   01/01/2003                                                                               47,789.4642
   01/01/2004                                                                               96,389.9982
   01/01/2005                                                                               97,625.0930
=============                                                                               ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                    9.1988
   01/01/2002                                                                                1,048.4895
   01/01/2003                                                                                2,048.8706
   01/01/2004                                                                                2,063.4432
=============                                                                               ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                4,731.6431
   01/01/2002                                                                               24,645.5431
   01/01/2003                                                                               38,016.8800
   01/01/2004                                                                               31,911.7545
   01/01/2005                                                                                2,237.5785
=============                                                                               ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                                3,465.9875
   01/01/2002                                                                                5,840.5607
   01/01/2003                                                                                8,918.0981
   01/01/2004                                                                                7,912.1532
=============                                                                               ===========

                                1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========



                                                                                   ACCUMULATION         ACCUMULATION
                                                                                  UNIT VALUE AT        UNIT VALUE AT
                                                                                   BEGINNING OF            END OF
                                                                                      PERIOD               PERIOD
                                                                                 ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                       10.041941            10.142360
   01/01/2002                                                                       10.142360            10.095827
   01/01/2003                                                                       10.095827             9.983712
   01/01/2004                                                                        9.983712             9.892782
   01/01/2005                                                                        9.892782             9.900879
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                       12.468040            14.301354
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                        9.045834            10.182084
   01/01/2002                                                                       10.182084            10.256787
   01/01/2003                                                                       10.256787            14.040312
   01/01/2004                                                                       14.040312            18.700545
   01/01/2005                                                                       18.700545            17.926779
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        7.832420             8.308913
   01/01/2005                                                                        8.308913             8.567167
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                        8.945879             8.823014
   01/01/2002                                                                        8.823014             7.219814
   01/01/2003                                                                        7.219814             8.589452
   01/01/2004                                                                        8.589452             8.628021
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                        8.119154             7.860477
   01/01/2002                                                                        7.860477             5.980777
   01/01/2003                                                                        5.980777             7.261669
   01/01/2004                                                                        7.261669             7.169569
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                       11.749005            10.826156
   01/01/2002                                                                       10.826156             8.024413
   01/01/2003                                                                        8.024413             9.826337
   01/01/2004                                                                        9.826337            10.007392
=============                                                                       =========            =========



                                                                                    NUMBER OF
                                                                                   ACCUMULATION
                                                                                      UNITS
                                                                                  OUTSTANDING AT
                                                                                  END OF PERIOD
                                                                                 ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                           9.9589
   01/01/2002                                                                      15,478.5104
   01/01/2003                                                                      11,961.9825
   01/01/2004                                                                      78,810.9568
   01/01/2005                                                                           0.0000
=============                                                                      ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                      72,766.7275
=============                                                                      ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                       3,445.9808
   01/01/2002                                                                      17,798.4051
   01/01/2003                                                                      29,167.7401
   01/01/2004                                                                      29,868.6639
   01/01/2005                                                                       1,070.7132
=============                                                                      ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     180,996.2874
   01/01/2005                                                                      95,134.7548
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                      10,608.6156
   01/01/2002                                                                      16,515.9200
   01/01/2003                                                                      20,644.4565
   01/01/2004                                                                      19,704.3768
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                          12.3166
   01/01/2002                                                                          12.3166
   01/01/2003                                                                           0.0000
   01/01/2004                                                                           0.0000
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                           8.5114
   01/01/2002                                                                           8.5114
   01/01/2003                                                                           0.0000
   01/01/2004                                                                           0.0000
=============                                                                     ============

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           10.075368            10.523893                9.9247
  01/01/2002         to       12/31/2002           10.523893            11.325063           33,722.1519
  01/01/2003         to       12/31/2003           11.325063            11.631034          169,552.5005
  01/01/2004         to       12/31/2004           11.631034            12.022053          252,587.0740
  01/01/2005         to       12/31/2005           12.022053            12.103714          193,743.2413
============        ====      ==========           =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.031953            14.245441                7.6734
  01/01/2002         to       12/31/2002           14.245441            11.053795            1,002.2128
  01/01/2003         to       12/31/2003           11.053795            13.961730            1,027.7213
  01/01/2004         to       12/31/2004           13.961730            16.265910            1,067.4580
  01/01/2005         to       12/31/2005           16.265910            17.583892            1,066.2679
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004            6.305802             7.150545           32,556.3324
  01/01/2005         to       12/31/2005            7.150545             8.087822           24,120.0234
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS A)
  (FORMERLY INVESCO VIF - DYNAMICS SUB-ACCOUNT)
  04/10/2001         to       12/31/2001            7.687457             7.193990            6,554.8821
  01/01/2002         to       12/31/2002            7.193990             4.823712           26,869.3205
  01/01/2003         to       12/31/2003            4.823712             6.546051           40,105.1145
  01/01/2004         to       04/30/2004            6.546051             6.678804           37,123.6047
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            7.615300             8.226988            1,613.9483
  01/01/2002         to       12/31/2002            8.226988             4.533110            3,621.6049
  01/01/2003         to       12/31/2003            4.533110             6.098811          109,954.3551
  01/01/2004         to       12/31/2004            6.098811             7.075043          134,925.7963
  01/01/2005         to       12/31/2005            7.075043             7.985522           98,230.0301
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS A)
  05/01/2005         to       12/31/2005           15.146228            17.949379            3,348.7225
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS A)
  (FORMERLY SVS DREMAN SMALL CAP VALUE SUB-ACCOUNT (SERIES II))
  04/10/2001         to       12/31/2001            8.896468            10.568840              912.7454
  01/01/2002         to       12/31/2002           10.568840             9.225035            6,456.1560
  01/01/2003         to       12/31/2003            9.225035            12.901055            4,087.4768
  01/01/2004         to       12/31/2004           12.901055            16.008213            3,360.7868
  01/01/2005         to       04/30/2005           16.008213            15.028352                0.0000
============        ====      ==========           =========            =========          ============

                               1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       04/30/2004
=============                                                                 ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    11.951357            14.264232
   01/01/2005                                                                    14.264232            16.219476
=============                                                                    =========            =========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                    10.000000            11.084570
   01/01/2002                                                                    11.084570            10.218483
   01/01/2003                                                                    10.218483            14.175824
   01/01/2004                                                                    14.175824            14.367149
=============                                                                    =========            =========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     9.998726            10.465357
=============                                                                    =========            =========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                    43.416984            43.442059
   01/01/2005                                                                    43.442059            43.697348
=============                                                                    =========            =========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     9.900743             9.995128
=============                                                                    =========            =========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    16.019003            18.003978
   01/01/2005                                                                    18.003978            18.420972
=============                                                                    =========            =========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                    10.000000             7.808491
   01/01/2003                                                                     7.808491            10.567500
   01/01/2004                                                                    10.567500            11.341842
   01/01/2005                                                                    11.341842            11.782494
=============                                                                    =========            =========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                    10.197092            10.144691
   01/01/2002                                                                    10.144691             8.335400
   01/01/2003                                                                     8.335400            10.729806
   01/01/2004                                                                    10.729806            11.847038
   01/01/2005                                                                    11.847038            12.847742
=============                                                                    =========            =========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                    10.000000            12.610360
   01/01/2004                                                                    12.610360            14.648163
   01/01/2005                                                                    14.648163            16.960108
=============                                                                    =========            =========



                                                                                 NUMBER OF
                                                                                ACCUMULATION
                                                                                   UNITS
                                                                               OUTSTANDING AT
                                                                               END OF PERIOD
                                                                              ---------------
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   65,032.8854
   01/01/2005                                                                   57,881.4369
=============                                                                   ===========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                       10.0000
   01/01/2002                                                                       10.0000
   01/01/2003                                                                        0.0000
   01/01/2004                                                                        0.0000
=============                                                                   ===========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                   16,798.6109
=============                                                                   ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                        0.0000
   01/01/2005                                                                      894.8783
=============                                                                   ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                   71,699.1752
=============                                                                   ===========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      212.8434
   01/01/2005                                                                    1,975.4476
=============                                                                   ===========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                    6,018.1804
   01/01/2003                                                                   10,572.2917
   01/01/2004                                                                   28,242.9990
   01/01/2005                                                                   27,031.3622
=============                                                                   ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                    1,905.9408
   01/01/2002                                                                   11,033.7659
   01/01/2003                                                                  116,702.4230
   01/01/2004                                                                  186,284.9180
   01/01/2005                                                                  166,649.5060
=============                                                                  ============
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                   13,265.5343
   01/01/2004                                                                   15,678.7576
   01/01/2005                                                                   14,478.7883
=============                                                                  ============

                              1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                 to       12/31/2001
   01/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       04/30/2005
=============                                                                ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       04/30/2004
=============                                                                ====      ==========
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                 to       12/31/2001
   01/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       04/30/2004
=============                                                                ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========



                                                                               ACCUMULATION         ACCUMULATION
                                                                              UNIT VALUE AT        UNIT VALUE AT
                                                                               BEGINNING OF            END OF
                                                                                  PERIOD               PERIOD
                                                                             ---------------      ---------------
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    8.771116             9.701665
   01/01/2005                                                                    9.701665             9.972336
=============                                                                    ========             ========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    9.612997            10.437354
   01/01/2005                                                                   10.437354            11.668521
=============                                                                   =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                   10.836205            11.627388
=============                                                                   =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                    8.158267             7.959924
   01/01/2002                                                                    7.959924             6.070194
   01/01/2003                                                                    6.070194             7.653693
   01/01/2004                                                                    7.653693             8.315793
   01/01/2005                                                                    8.315793             7.930507
=============                                                                   =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                   10.000000             8.277696
   01/01/2003                                                                    8.277696             9.905380
   01/01/2004                                                                    9.905380            10.842241
   01/01/2005                                                                   10.842241            11.412777
=============                                                                   =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                   10.000000            11.817192
   01/01/2004                                                                   11.817192            12.027294
=============                                                                   =========            =========
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                   10.665345            10.928274
   01/01/2002                                                                   10.928274            11.641311
   01/01/2003                                                                   11.641311            12.619650
   01/01/2004                                                                   12.619650            12.580464
=============                                                                   =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   11.075452            11.989635
   01/01/2005                                                                   11.989635            12.552755
=============                                                                   =========            =========



                                                                                NUMBER OF
                                                                               ACCUMULATION
                                                                                  UNITS
                                                                              OUTSTANDING AT
                                                                              END OF PERIOD
                                                                             ---------------
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     104.9413
   01/01/2005                                                                  11,963.0859
=============                                                                  ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  40,232.5087
   01/01/2005                                                                  28,707.3898
=============                                                                  ===========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                  31,256.8457
=============                                                                  ===========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                      12.2575
   01/01/2002                                                                   2,237.3439
   01/01/2003                                                                       0.0000
   01/01/2004                                                                       0.0000
   01/01/2005                                                                       0.0000
=============                                                                  ===========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                  18,696.6270
   01/01/2003                                                                  66,626.9804
   01/01/2004                                                                  72,382.2899
   01/01/2005                                                                  51,930.3208
=============                                                                  ===========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                       0.0000
   01/01/2004                                                                       0.0000
=============                                                                  ===========
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                       9.3762
   01/01/2002                                                                      59.0773
   01/01/2003                                                                  11,398.1411
   01/01/2004                                                                  11,906.8760
=============                                                                  ===========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   9,867.2327
   01/01/2005                                                                  17,229.1185
=============                                                                  ===========

                                   1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                            13.158597            11.955671
   01/01/2002                                                                            11.955671             7.786244
   01/01/2003                                                                             7.786244             9.961475
   01/01/2004                                                                             9.961475            10.161706
=============                                                                            =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                            14.011787            12.598422
   01/01/2002                                                                            12.598422             8.646314
   01/01/2003                                                                             8.646314            11.283815
   01/01/2004                                                                            11.283815            11.456686
   01/01/2005                                                                            11.456686            11.901724
=============                                                                            =========            =========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            12.248977            13.045836
   01/01/2005                                                                            13.045836            14.222221
=============                                                                            =========            =========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                            11.207439            12.184460
   01/01/2002                                                                            12.184460             8.555648
   01/01/2003                                                                             8.555648            11.561812
   01/01/2004                                                                            11.561812            11.773691
=============                                                                            =========            =========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            18.393302            19.479977
   01/01/2005                                                                            19.479977            19.672551
=============                                                                            =========            =========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   04/10/2001                                                                             9.813112             9.942579
   01/01/2002                                                                             9.942579             9.673140
   01/01/2003                                                                             9.673140            11.708885
   01/01/2004                                                                            11.708885            12.630823
   01/01/2005                                                                            12.630823            12.950182
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                                7.5996
   01/01/2002                                                                                7.5996
   01/01/2003                                                                              669.8031
   01/01/2004                                                                              669.8031
=============                                                                              ========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                                7.1368
   01/01/2002                                                                                7.1368
   01/01/2003                                                                            5,627.7732
   01/01/2004                                                                           19,251.6051
   01/01/2005                                                                           32,116.8521
=============                                                                           ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            6,533.9778
   01/01/2005                                                                            4,598.1353
=============                                                                           ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                                8.9226
   01/01/2002                                                                                8.9226
   01/01/2003                                                                            2,345.8869
   01/01/2004                                                                            6,652.2662
=============                                                                           ===========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            8,094.9815
   01/01/2005                                                                            7,947.5297
=============                                                                           ===========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   04/10/2001                                                                               10.1904
   01/01/2002                                                                               10.1904
   01/01/2003                                                                            2,901.8510
   01/01/2004                                                                            4,571.8220
   01/01/2005                                                                            5,554.1922
=============                                                                           ===========

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  04/10/2001         to       12/31/2001           10.898695            11.335672              921.9013
  01/01/2002         to       12/31/2002           11.335672            11.949116            3,980.8434
  01/01/2003         to       12/31/2003           11.949116            12.041860            8,297.0610
  01/01/2004         to       12/31/2004           12.041860            12.073754            9,046.6991
  01/01/2005         to       12/31/2005           12.073754            12.009040            9,143.4395
============        ====      ==========           =========            =========            ==========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  04/10/2001         to       12/31/2001            8.168710             8.100489            3,829.7348
  01/01/2002         to       12/31/2002            8.100489             6.363091            1,080.9607
  01/01/2003         to       12/31/2003            6.363091             8.168666            2,093.0626
  01/01/2004         to       12/31/2004            8.168666             8.912156            2,081.5367
  01/01/2005         to       12/31/2005            8.912156             9.081567            2,626.1410
============        ====      ==========           =========            =========            ==========
 PIMCO VIT TOTAL RETURN SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  04/10/2001         to       12/31/2001           10.990799            11.480143            5,979.5864
  01/01/2002         to       12/31/2002           11.480143            12.330129           43,952.5055
  01/01/2003         to       12/31/2003           12.330129            12.754334           39,209.6567
  01/01/2004         to       12/31/2004           12.754334            13.166581           41,761.1720
  01/01/2005         to       12/31/2005           13.166581            13.282689           38,113.9093
============        ====      ==========           =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.579412            11.210673            1,342.5056
  01/01/2002         to       12/31/2002           11.210673             8.942238            2,043.8923
  01/01/2003         to       12/31/2003            8.942238            11.215695            9,336.6909
  01/01/2004         to       12/31/2004           11.215695            12.269782            8,858.2789
  01/01/2005         to       12/31/2005           12.269782            12.713260            8,445.0789
============        ====      ==========           =========            =========           ===========
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.886743            11.024422                8.4127
  01/01/2002         to       12/31/2002           11.024422             7.533023                8.4127
  01/01/2003         to       12/31/2003            7.533023             9.877193                0.0000
  01/01/2004         to       12/31/2004            9.877193            11.534411                0.0000
  01/01/2005         to       12/31/2005           11.534411            12.737341                0.0000
============        ====      ==========           =========            =========           ===========
 SCUDDER VARIABLE SERIES II
 DWS GOVERNMENT AND AGENCY SECURITIES VIP SUB-ACCOUNT (SERIES II)
  04/10/2001         to       12/31/2001           11.799539            12.229458                8.4749
  01/01/2002         to       12/31/2002           12.229458            13.010875              730.0024
  01/01/2003         to       12/31/2003           13.010875            13.099938              765.4582
  01/01/2004         to       12/31/2004           13.099938            13.381848                0.0000
  01/01/2005         to       12/31/2005           13.381848            13.515712                0.0000
============        ====      ==========           =========            =========           ===========

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 DWS SMALL CAP GROWTH VIP SUB-ACCOUNT (SERIES II)
  04/10/2001         to       12/31/2001           9.865125             9.571151              10.1367
  01/01/2002         to       12/31/2002           9.571151             6.270096              10.1367
  01/01/2003         to       12/31/2003           6.270096             8.207621               0.0000
  01/01/2004         to       12/31/2004           8.207621             8.971822               0.0000
  01/01/2005         to       12/31/2005           8.971822             9.458814               0.0000
============        ====      ==========           ========             ========              =======

CLASS AA




                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           11.401035            11.162385            7,311.7802
  01/01/2002         to       12/31/2002           11.162385             8.305264           10,417.8186
  01/01/2003         to       12/31/2003            8.305264            10.581112           10,965.8865
  01/01/2004         to       12/31/2004           10.581112            11.097097           11,231.4951
  01/01/2005         to       12/31/2005           11.097097            11.880570           10,778.7236
============        ====      ==========           =========            =========           ===========
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
  05/01/2002         to       12/31/2002           10.472720             8.296190                9.5486
  01/01/2003         to       12/31/2003            8.296190            10.542031                0.0000
  01/01/2004         to       12/31/2004           10.542031            11.025703                0.0000
  01/01/2005         to       12/31/2005           11.025703            11.776177                0.0000
============        ====      ==========           =========            =========           ===========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           10.460362             9.535727              526.3286
  01/01/2002         to       12/31/2002            9.535727             7.909335              541.3707
  01/01/2003         to       12/31/2003            7.909335            10.041034                0.0000
  01/01/2004         to       12/31/2004           10.041034            12.247186                0.0000
  01/01/2005         to       12/31/2005           12.247186            14.207240              183.8374
============        ====      ==========           =========            =========           ===========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
  05/01/2002         to       12/31/2002            9.680874             7.894540               10.3296
  01/01/2003         to       12/31/2003            7.894540             9.986198                0.0000
  01/01/2004         to       12/31/2004            9.986198            12.150742                0.0000
  01/01/2005         to       12/31/2005           12.150742            14.068404            6,664.3296
============        ====      ==========           =========            =========           ===========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
  04/26/2001         to       12/31/2001           11.741897            11.122980            3,614.5869
  01/01/2002         to       12/31/2002           11.122980             9.064194            6,786.7088
  01/01/2003         to       12/31/2003            9.064194            11.593342            7,097.7223
  01/01/2004         to       12/31/2004           11.593342            12.684101            7,043.0502
  01/01/2005         to       12/31/2005           12.684101            13.172154            6,342.9655
============        ====      ==========           =========            =========           ===========

                             1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       04/25/2002
=============                                                             ====      ==========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       04/25/2002
=============                                                             ====      ==========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       04/30/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========



                                                                            ACCUMULATION         ACCUMULATION
                                                                           UNIT VALUE AT        UNIT VALUE AT
                                                                            BEGINNING OF            END OF
                                                                               PERIOD               PERIOD
                                                                          ---------------      ---------------
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                                 6.977784             6.964671
   01/01/2002                                                                 6.964671             6.840593
   01/01/2003                                                                 6.840593            10.294514
   01/01/2004                                                                10.294514            12.627869
   01/01/2005                                                                12.627869            15.828910
=============                                                                =========            =========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                                 9.492602             8.901506
   01/01/2002                                                                 8.901506             7.130450
   01/01/2003                                                                 7.130450             9.273224
   01/01/2004                                                                 9.273224            10.811123
   01/01/2005                                                                10.811123            11.716144
=============                                                                =========            =========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   04/10/2001                                                                11.599133            11.711380
   01/01/2002                                                                11.711380            11.674340
=============                                                                =========            =========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   04/10/2001                                                                 4.961921             4.252165
   01/01/2002                                                                 4.252165             3.432803
=============                                                                =========            =========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                11.324007            12.863783
=============                                                                =========            =========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                 7.390419             8.026828
   01/01/2002                                                                 8.026828             5.384463
   01/01/2003                                                                 5.384463             7.067084
   01/01/2004                                                                 7.067084             7.382727
   01/01/2005                                                                 7.382727             6.334705
=============                                                                =========            =========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.123720
=============                                                                =========            =========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.161869
=============                                                                =========            =========



                                                                             NUMBER OF
                                                                            ACCUMULATION
                                                                               UNITS
                                                                           OUTSTANDING AT
                                                                           END OF PERIOD
                                                                          ---------------
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                               11,943.4585
   01/01/2002                                                               17,571.4298
   01/01/2003                                                               22,159.6706
   01/01/2004                                                               34,220.4952
   01/01/2005                                                               40,970.4046
=============                                                               ===========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                                  461.4075
   01/01/2002                                                                2,807.8021
   01/01/2003                                                                5,311.9503
   01/01/2004                                                               25,691.3114
   01/01/2005                                                               34,900.0447
=============                                                               ===========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   04/10/2001                                                                1,183.8013
   01/01/2002                                                                    0.0000
=============                                                               ===========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   04/10/2001                                                                  912.3804
   01/01/2002                                                                    0.0000
=============                                                               ===========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              135,909.9894
=============                                                              ============
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                               20,913.2988
   01/01/2002                                                               82,512.4738
   01/01/2003                                                               95,245.2967
   01/01/2004                                                              110,890.2341
   01/01/2005                                                                    0.0000
=============                                                              ============
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                              ============
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                              ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004            6.553140             7.110320          300,987.3396
  01/01/2005         to       12/31/2005            7.110320             7.943847          256,757.4246
============        ====      ==========            ========             ========          ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN PREMIER GROWTH SUB-ACCOUNT (CLASS B))
  04/10/2001         to       12/31/2001           13.360301            12.744148           21,721.4771
  01/01/2002         to       12/31/2002           12.744148             8.669262           77,432.3935
  01/01/2003         to       12/31/2003            8.669262            10.520105          102,532.9306
  01/01/2004         to       04/30/2004           10.520105            10.404342          108,762.7640
============        ====      ==========           =========            =========          ============
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           17.111181            17.108764              657.8996
  01/01/2002         to       12/31/2002           17.108764            12.601558            1,964.5527
  01/01/2003         to       04/24/2003           12.601558            13.079856            2,343.6620
============        ====      ==========           =========            =========          ============
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           11.366251            10.493282                8.7980
  01/01/2002         to       12/31/2002           10.493282             8.616959                8.7980
  01/01/2003         to       04/25/2003            8.616959             8.365912                0.0000
============        ====      ==========           =========            =========          ============
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.042663            13.377050            5,219.7784
  01/01/2002         to       12/31/2002           13.377050            14.288890           20,958.8089
  01/01/2003         to       12/31/2003           14.288890            14.583206           29,940.8037
  01/01/2004         to       11/19/2004           14.583206            14.930708           37,882.3270
============        ====      ==========           =========            =========          ============
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           14.909620            15.688912            1,512.3557
  01/01/2002         to       12/31/2002           15.688912            11.446361            1,526.7737
  01/01/2003         to       12/31/2003           11.446361            14.997217              838.8436
  01/01/2004         to       11/19/2004           14.997217            16.110947              835.5955
============        ====      ==========           =========            =========          ============
 LEGG MASON VALUE EQUITY SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (SERVICE CLASS))
  04/10/2001         to       12/31/2001           11.029498            10.324448           14,306.4034
  01/01/2002         to       12/31/2002           10.324448             8.007075           33,205.5396
  01/01/2003         to       12/31/2003            8.007075             9.595958           34,165.3871
  01/01/2004         to       12/31/2004            9.595958            10.488555           29,437.2941
  01/01/2005         to       12/31/2005           10.488555            11.042024           23,833.1340
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           15.930635            16.959364            1,310.3099
  01/01/2005         to       12/31/2005           16.959364            16.984334            1,341.6682
============        ====      ==========           =========            =========          ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS A)
  (FORMERLY INVESCO VIF - HIGH YIELD SUB-ACCOUNT)
  04/10/2001         to       12/31/2001            8.738366             7.381925            3,857.0212
  01/01/2002         to       12/31/2002            7.381925             7.167015            3,886.7343
  01/01/2003         to       12/31/2003            7.167015             8.814799            3,520.3897
  01/01/2004         to       04/30/2004            8.814799             8.943022            3,528.9028
============        ====      ==========            ========             ========            ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.959185            13.951241            8,553.7396
  01/01/2002         to       12/31/2002           13.951241            13.644245          103,615.7632
  01/01/2003         to       12/31/2003           13.644245            15.992320          186,800.7013
  01/01/2004         to       12/31/2004           15.992320            17.014558          118,553.3450
  01/01/2005         to       12/31/2005           17.014558            16.986823          139,493.6525
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
  04/10/2001         to       12/31/2001            9.733531             9.522312            3,861.7645
  01/01/2002         to       12/31/2002            9.522312             9.584415           16,757.7141
  01/01/2003         to       12/31/2003            9.584415            11.096348           26,804.4613
  01/01/2004         to       12/31/2004           11.096348            11.877216           38,340.5148
  01/01/2005         to       04/30/2005           11.877216            11.489750                0.0000
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
  04/26/2001         to       12/31/2001           10.000000             9.009707               10.0000
  01/01/2002         to       12/31/2002            9.009707             9.154638              407.6428
  01/01/2003         to       12/31/2003            9.154638            11.414125              699.2220
  01/01/2004         to       12/31/2004           11.414125            12.280336              656.7088
  01/01/2005         to       04/30/2005           12.280336            11.800348                0.0000
============        ====      ==========           =========            =========          ============
 LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            9.170160            10.587451            1,338.0137
  01/01/2002         to       12/31/2002           10.587451             7.379656            5,878.5934
  01/01/2003         to       04/25/2003            7.379656             7.487776            6,890.6689
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           41.872288            46.389254           19,179.7826
  01/01/2005         to       12/31/2005           46.389254            47.309714           17,700.1080
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT(SERIES I))
  04/02/2001         to       12/31/2001           12.328241            12.130840           10,835.3030
  01/01/2002         to       12/31/2002           12.130840             8.321485           13,981.5352
  01/01/2003         to       12/31/2003            8.321485            10.238325           13,664.4029
  01/01/2004         to       04/30/2004           10.238325            10.042015           13,855.8228
============        ====      ==========           =========            =========          ============

                                   1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   04/10/2001                                                                             8.305836             8.208521
   01/01/2002                                                                             8.208521             6.510021
   01/01/2003                                                                             6.510021             8.283229
   01/01/2004                                                                             8.283229             8.355039
=============                                                                             ========             ========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   04/10/2001                                                                             8.657172             8.641278
   01/01/2002                                                                             8.641278             7.535981
   01/01/2003                                                                             7.535981             9.218508
   01/01/2004                                                                             9.218508             9.388724
=============                                                                             ========             ========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                            39.909345            41.312239
   01/01/2002                                                                            41.312239            33.272684
   01/01/2003                                                                            33.272684            42.786777
   01/01/2004                                                                            42.786777            47.407274
   01/01/2005                                                                            47.407274            48.215337
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                            10.803813             8.303774
   01/01/2003                                                                             8.303774            10.196100
   01/01/2004                                                                            10.196100             9.989902
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                            10.000000             9.959547
   01/01/2002                                                                             9.959547             8.527764
   01/01/2003                                                                             8.527764            10.775679
   01/01/2004                                                                            10.775679            10.794246
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                            11.957464            12.210438
   01/01/2002                                                                            12.210438            10.591865
   01/01/2003                                                                            10.591865            13.038724
   01/01/2004                                                                            13.038724            13.238207
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   04/10/2001                                                                           33,758.8506
   01/01/2002                                                                           74,801.9732
   01/01/2003                                                                          100,023.1459
   01/01/2004                                                                           97,999.2093
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   04/10/2001                                                                              632.7616
   01/01/2002                                                                               11.5511
   01/01/2003                                                                                0.0000
   01/01/2004                                                                                0.0000
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                           15,514.9738
   01/01/2002                                                                          100,186.4942
   01/01/2003                                                                          132,230.3034
   01/01/2004                                                                          124,235.7989
   01/01/2005                                                                          113,963.9762
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                              241.0308
   01/01/2003                                                                              699.2060
   01/01/2004                                                                              699.2060
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                               10.0000
   01/01/2002                                                                            2,738.5779
   01/01/2003                                                                            3,076.9043
   01/01/2004                                                                            3,043.8920
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                           12,778.4336
   01/01/2002                                                                           13,616.7431
   01/01/2003                                                                           15,959.9159
   01/01/2004                                                                           15,991.9133
=============                                                                          ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT NEW VALUE SUB-ACCOUNT (CLASS IB))
  04/10/2001         to       12/31/2001           12.663647            12.740689                7.8966
  01/01/2002         to       12/31/2002           12.740689            10.576546              801.4718
  01/01/2003         to       12/31/2003           10.576546            13.782424                0.0000
  01/01/2004         to       04/30/2004           13.782424            13.855810                0.0000
============        ====      ==========           =========            =========              ========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            8.163640             8.802984            9,292.0785
  01/01/2002         to       12/31/2002            8.802984             6.544880           21,387.1753
  01/01/2003         to       12/31/2003            6.544880             8.736494           26,241.0823
  01/01/2004         to       12/31/2004            8.736494             9.662589           20,260.2402
  01/01/2005         to       12/31/2005            9.662589             9.940352           19,110.0319
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           20.107837            23.431176           10,898.4631
  01/01/2005         to       12/31/2005           23.431176            24.956952            9,934.0775
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS A)
  (FORMERLY AMERICAN CENTURY VP VALUE SUB-ACCOUNT)
  04/10/2001         to       12/31/2001           11.138556            12.406758           16,311.3607
  01/01/2002         to       12/31/2002           12.406758            10.663385           18,410.0915
  01/01/2003         to       12/31/2003           10.663385            13.526526           18,128.6876
  01/01/2004         to       04/30/2004           13.526526            13.940191           17,930.5589
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           15.845706            17.425201           11,660.6097
  01/01/2002         to       12/31/2002           17.425201            15.497327           33,631.0251
  01/01/2003         to       12/31/2003           15.497327            19.188657           40,858.0245
  01/01/2004         to       12/31/2004           19.188657            23.498662           53,879.2163
  01/01/2005         to       12/31/2005           23.498662            24.975286           64,796.1183
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004            9.720365            11.158321            4,656.9695
  01/01/2005         to       12/31/2005           11.158321            12.817041            4,606.7543
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY AMERICAN CENTURY VP INTERNATIONAL SUB-ACCOUNT)
  04/10/2001         to       12/31/2001            8.495151             7.174500               11.7714
  01/01/2002         to       12/31/2002            7.174500             5.619310            4,788.9347
  01/01/2003         to       12/31/2003            5.619310             6.882211            5,557.8589
  01/01/2004         to       04/30/2004            6.882211             6.946122            5,557.8589
============        ====      ==========           =========            =========           ===========

                            1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
   01/01/2005                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
   01/01/2005                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====



                                                                                                              ACCUMULATION
                                                                                                             UNIT VALUE AT
                                                                                                              BEGINNING OF
                                                                                                                 PERIOD
                                                                                                            ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                             12/31/2001           10.955669
   01/01/2002                                                                             12/31/2002           10.279624
   01/01/2003                                                                             12/31/2003            8.395837
   01/01/2004                                                                             04/30/2004           11.958008
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                             12/31/2001           11.035464
   01/01/2002                                                                             12/31/2002            9.723017
   01/01/2003                                                                             12/31/2003            7.810082
   01/01/2004                                                                             04/30/2004           10.408896
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                             12/31/2001            8.739526
   01/01/2002                                                                             12/31/2002            8.364799
   01/01/2003                                                                             12/31/2003            7.256874
   01/01/2004                                                                             12/31/2004            9.425479
   01/01/2005                                                                             12/31/2005           11.084222
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                             12/31/2001           10.870934
   01/01/2002                                                                             12/31/2002            9.705998
   01/01/2003                                                                             12/31/2003            8.245550
   01/01/2004                                                                             04/30/2004           10.804180
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                             12/31/2001           14.406299
   01/01/2002                                                                             12/31/2002           12.908230
   01/01/2003                                                                             12/31/2003           10.453331
   01/01/2004                                                                             12/31/2004           13.215719
   01/01/2005                                                                             04/30/2005           15.104135
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                             12/31/2001            7.574525
   01/01/2002                                                                             12/31/2002            6.118329
   01/01/2003                                                                             12/31/2003            4.897527
   01/01/2004                                                                             04/30/2004            6.143105
=============                                                                             ==========           =========



                                                                                            ACCUMULATION
                                                                                           UNIT VALUE AT
                                                                                               END OF
                                                                                               PERIOD
                                                                                          ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                10.279624
   01/01/2002                                                                                 8.395837
   01/01/2003                                                                                11.958008
   01/01/2004                                                                                12.007714
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                 9.723017
   01/01/2002                                                                                 7.810082
   01/01/2003                                                                                10.408896
   01/01/2004                                                                                10.155880
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                                 8.364799
   01/01/2002                                                                                 7.256874
   01/01/2003                                                                                 9.425479
   01/01/2004                                                                                11.084222
   01/01/2005                                                                                12.698204
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                 9.705998
   01/01/2002                                                                                 8.245550
   01/01/2003                                                                                10.804180
   01/01/2004                                                                                10.705111
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                12.908230
   01/01/2002                                                                                10.453331
   01/01/2003                                                                                13.215719
   01/01/2004                                                                                15.104135
   01/01/2005                                                                                14.657833
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                                 6.118329
   01/01/2002                                                                                 4.897527
   01/01/2003                                                                                 6.143105
   01/01/2004                                                                                 6.240635
=============                                                                                =========



                                                                                             NUMBER OF
                                                                                            ACCUMULATION
                                                                                               UNITS
                                                                                           OUTSTANDING AT
                                                                                           END OF PERIOD
                                                                                          ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                    9.1277
   01/01/2002                                                                                    9.1277
   01/01/2003                                                                                    0.0000
   01/01/2004                                                                                    0.0000
=============                                                                                    ======
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                  975.0701
   01/01/2002                                                                                1,038.0170
   01/01/2003                                                                                1,097.1999
   01/01/2004                                                                                1,096.5105
=============                                                                                ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                                5,535.7263
   01/01/2002                                                                               48,101.6017
   01/01/2003                                                                               63,712.7516
   01/01/2004                                                                              115,450.5339
   01/01/2005                                                                              149,576.1978
=============                                                                              ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                  408.9410
   01/01/2002                                                                                  407.0477
   01/01/2003                                                                                  481.9302
   01/01/2004                                                                                  481.9302
=============                                                                              ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                               14,195.3470
   01/01/2002                                                                               32,983.4269
   01/01/2003                                                                               45,040.0442
   01/01/2004                                                                               37,916.2570
   01/01/2005                                                                                    0.0000
=============                                                                              ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                                9,526.0187
   01/01/2002                                                                               17,584.8375
   01/01/2003                                                                               19,520.8151
   01/01/2004                                                                               18,934.1311
=============                                                                              ============

                                1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========



                                                                                   ACCUMULATION         ACCUMULATION
                                                                                  UNIT VALUE AT        UNIT VALUE AT
                                                                                   BEGINNING OF            END OF
                                                                                      PERIOD               PERIOD
                                                                                 ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                       10.041611            10.134443
   01/01/2002                                                                       10.134443            10.077868
   01/01/2003                                                                       10.077868             9.955999
   01/01/2004                                                                        9.955999             9.855432
   01/01/2005                                                                        9.855432             9.860283
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                       12.455514            14.277527
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                        9.045735            10.174973
   01/01/2002                                                                       10.174973            10.239382
   01/01/2003                                                                       10.239382            14.002497
   01/01/2004                                                                       14.002497            18.631496
   01/01/2005                                                                       18.631496            17.854757
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        7.808000             8.277517
   01/01/2005                                                                        8.277517             8.526290
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                        8.945879             8.816609
   01/01/2002                                                                        8.816609             7.207355
   01/01/2003                                                                        7.207355             8.566070
   01/01/2004                                                                        8.566070             8.601707
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                        8.119154             7.854776
   01/01/2002                                                                        7.854776             5.970450
   01/01/2003                                                                        5.970450             7.241893
   01/01/2004                                                                        7.241893             7.147694
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                       11.749005            10.818288
   01/01/2002                                                                       10.818288             8.010563
   01/01/2003                                                                        8.010563             9.799582
   01/01/2004                                                                        9.799582             9.976867
=============                                                                       =========            =========



                                                                                    NUMBER OF
                                                                                   ACCUMULATION
                                                                                      UNITS
                                                                                  OUTSTANDING AT
                                                                                  END OF PERIOD
                                                                                 ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                      36,451.6327
   01/01/2002                                                                     333,927.2498
   01/01/2003                                                                     380,669.4091
   01/01/2004                                                                     350,199.1193
   01/01/2005                                                                           0.0000
=============                                                                     ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                      57,701.0409
=============                                                                     ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                       9,003.7151
   01/01/2002                                                                      18,494.4980
   01/01/2003                                                                      25,393.9995
   01/01/2004                                                                      28,158.7302
   01/01/2005                                                                           0.0000
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     243,537.9258
   01/01/2005                                                                     199,821.6503
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                      14,185.7048
   01/01/2002                                                                      32,178.6937
   01/01/2003                                                                      36,551.6625
   01/01/2004                                                                      36,519.0574
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                          12.3166
   01/01/2002                                                                          12.3166
   01/01/2003                                                                           0.0000
   01/01/2004                                                                           0.0000
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                         507.1236
   01/01/2002                                                                           8.5114
   01/01/2003                                                                           0.0000
   01/01/2004                                                                           0.0000
=============                                                                     ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           10.075038            10.515687            2,014.3428
  01/01/2002         to       12/31/2002           10.515687            11.304919          196,889.3786
  01/01/2003         to       12/31/2003           11.304919            11.598744          302,919.6275
  01/01/2004         to       12/31/2004           11.598744            11.976661          340,152.8475
  01/01/2005         to       12/31/2005           11.976661            12.045993          310,961.1468
============        ====      ==========           =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.031953            14.234792            2,152.2695
  01/01/2002         to       12/31/2002           14.234792            11.034466            6,352.2446
  01/01/2003         to       12/31/2003           11.034466            13.923398            7,251.1998
  01/01/2004         to       12/31/2004           13.923398            16.204999            7,156.5539
  01/01/2005         to       12/31/2005           16.204999            17.500594            6,883.6823
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004            6.285491             7.122789           45,694.8672
  01/01/2005         to       12/31/2005            7.122789             8.048401           38,137.2114
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS A)
  (FORMERLY INVESCO VIF - DYNAMICS SUB-ACCOUNT)
  04/10/2001         to       12/31/2001            7.687457             7.188752           18,042.8306
  01/01/2002         to       12/31/2002            7.188752             4.815363           44,528.6173
  01/01/2003         to       12/31/2003            4.815363             6.528193           54,645.8905
  01/01/2004         to       04/30/2004            6.528193             6.658396           53,073.8141
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            7.615046             8.220557            1,372.2868
  01/01/2002         to       12/31/2002            8.220557             4.525032           77,425.7419
  01/01/2003         to       12/31/2003            4.525032             6.081870          187,981.8823
  01/01/2004         to       12/31/2004            6.081870             7.048322          175,594.4137
  01/01/2005         to       12/31/2005            7.048322             7.947436          175,300.7845
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS A)
  05/01/2005         to       12/31/2005           15.084961            17.864943            3,778.8687
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS A)
  (FORMERLY SVS DREMAN SMALL CAP VALUE SUB-ACCOUNT (SERIES II))
  04/10/2001         to       12/31/2001            8.896468            10.561257               11.2404
  01/01/2002         to       12/31/2002           10.561257             9.209199            3,842.2052
  01/01/2003         to       12/31/2003            9.209199            12.866057            4,014.1544
  01/01/2004         to       12/31/2004           12.866057            15.948792            3,874.2557
  01/01/2005         to       04/30/2005           15.948792            14.967683                0.0000
============        ====      ==========           =========            =========          ============

                               1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       04/30/2004
=============                                                                 ====      ==========
 VAN KAMPEN COMSTOCK PORTFOLIO (CLASS B)
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    11.927402            14.226210
   01/01/2005                                                                    14.226210            16.160130
=============                                                                    =========            =========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                    10.000000            11.077159
   01/01/2002                                                                    11.077159            10.201433
   01/01/2003                                                                    10.201433            14.138051
   01/01/2004                                                                    14.138051            14.324158
=============                                                                    =========            =========
 VAN KAMPEN COMSTOCK PORTFOLIO (CLASS B)
   05/01/2005                                                                     9.998644            10.458340
=============                                                                    =========            =========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                    42.504269            42.523806
   01/01/2005                                                                    42.523806            42.731058
=============                                                                    =========            =========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     9.860067             9.947469
=============                                                                    =========            =========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    15.957788            17.923294
   01/01/2005                                                                    17.923294            18.320153
=============                                                                    =========            =========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                    10.000000             7.803262
   01/01/2003                                                                     7.803262            10.549879
   01/01/2004                                                                    10.549879            11.311583
   01/01/2005                                                                    11.311583            11.739347
=============                                                                    =========            =========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                    10.196756            10.136771
   01/01/2002                                                                    10.136771             8.320551
   01/01/2003                                                                     8.320551            10.699997
   01/01/2004                                                                    10.699997            11.802287
   01/01/2005                                                                    11.802287            12.786459
=============                                                                    =========            =========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                    10.000000            12.601949
   01/01/2004                                                                    12.601949            14.623726
   01/01/2005                                                                    14.623726            16.914945
=============                                                                    =========            =========



                                                                                 NUMBER OF
                                                                                ACCUMULATION
                                                                                   UNITS
                                                                               OUTSTANDING AT
                                                                               END OF PERIOD
                                                                              ---------------
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   80,241.8424
   01/01/2005                                                                   67,279.3684
=============                                                                   ===========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                    1,664.9071
   01/01/2002                                                                    3,548.0096
   01/01/2003                                                                    3,597.5919
   01/01/2004                                                                    3,565.0748
=============                                                                   ===========
 VAN KAMPEN COMSTOCK PORTFOLIO (CLASS B)
   05/01/2005                                                                   23,167.9952
=============                                                                   ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                      928.7568
   01/01/2005                                                                    3,311.4787
=============                                                                   ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  292,790.8318
=============                                                                  ============
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    3,423.3910
   01/01/2005                                                                    8,826.6342
=============                                                                  ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                    1,733.9391
   01/01/2003                                                                    8,213.9793
   01/01/2004                                                                   17,927.5627
   01/01/2005                                                                   21,384.8451
=============                                                                  ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                    9,127.4963
   01/01/2002                                                                  108,702.5335
   01/01/2003                                                                  186,166.8661
   01/01/2004                                                                  212,709.5808
   01/01/2005                                                                  232,576.1332
=============                                                                  ============
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                    1,618.8737
   01/01/2004                                                                    1,429.0335
   01/01/2005                                                                    1,390.2412
=============                                                                  ============

                              1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                 to       12/31/2001
   01/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       04/30/2005
=============                                                                ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       04/30/2004
=============                                                                ====      ==========
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                 to       12/31/2001
   01/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       04/30/2004
=============                                                                ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========



                                                                               ACCUMULATION         ACCUMULATION
                                                                              UNIT VALUE AT        UNIT VALUE AT
                                                                               BEGINNING OF            END OF
                                                                                  PERIOD               PERIOD
                                                                             ---------------      ---------------
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    8.744763             9.666106
   01/01/2005                                                                    9.666106             9.925888
=============                                                                    ========             ========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    9.593715            10.409513
   01/01/2005                                                                   10.409513            11.625804
=============                                                                   =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                   10.797642            11.578333
=============                                                                   =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                    8.158267             7.954140
   01/01/2002                                                                    7.954140             6.059699
   01/01/2003                                                                    6.059699             7.632826
   01/01/2004                                                                    7.632826             8.284811
   01/01/2005                                                                    8.284811             7.898384
=============                                                                   =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                   10.000000             8.272157
   01/01/2003                                                                    8.272157             9.888863
   01/01/2004                                                                    9.888863            10.813315
   01/01/2005                                                                   10.813315            11.370986
=============                                                                   =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                   10.000000            11.809301
   01/01/2004                                                                   11.809301            12.015314
=============                                                                   =========            =========
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                   10.665345            10.920347
   01/01/2002                                                                   10.920347            11.621240
   01/01/2003                                                                   11.621240            12.585301
   01/01/2004                                                                   12.585301            12.542098
=============                                                                   =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   11.014845            11.916121
   01/01/2005                                                                   11.916121            12.463356
=============                                                                   =========            =========



                                                                                NUMBER OF
                                                                               ACCUMULATION
                                                                                  UNITS
                                                                              OUTSTANDING AT
                                                                              END OF PERIOD
                                                                             ---------------
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   7,870.2913
   01/01/2005                                                                  23,239.9653
=============                                                                  ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  98,379.0737
   01/01/2005                                                                  95,428.7817
=============                                                                  ===========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                 162,326.7547
=============                                                                 ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                     321.7961
   01/01/2002                                                                  41,354.5354
   01/01/2003                                                                  39,437.0290
   01/01/2004                                                                  30,221.7503
   01/01/2005                                                                       0.0000
=============                                                                 ============
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                   8,529.8174
   01/01/2003                                                                  29,813.9350
   01/01/2004                                                                  29,741.8297
   01/01/2005                                                                  29,243.8069
=============                                                                 ============
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                       0.0000
   01/01/2004                                                                       0.0000
=============                                                                 ============
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                       9.3762
   01/01/2002                                                                     932.0538
   01/01/2003                                                                   1,697.5883
   01/01/2004                                                                   1,750.4315
=============                                                                 ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  20,452.0217
   01/01/2005                                                                  31,615.2976
=============                                                                 ============

                                   1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                            13.158597            11.946982
   01/01/2002                                                                            11.946982             7.772782
   01/01/2003                                                                             7.772782             9.934321
   01/01/2004                                                                             9.934321            10.130677
=============                                                                            =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                            14.011787            12.589814
   01/01/2002                                                                            12.589814             8.631748
   01/01/2003                                                                             8.631748            11.253576
   01/01/2004                                                                            11.253576            11.414530
   01/01/2005                                                                            11.414530            11.846113
=============                                                                            =========            =========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            12.161383            12.943954
   01/01/2005                                                                            12.943954            14.097094
=============                                                                            =========            =========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                            11.207439            12.175342
   01/01/2002                                                                            12.175342             8.540681
   01/01/2003                                                                             8.540681            11.530067
   01/01/2004                                                                            11.530067            11.737509
=============                                                                            =========            =========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            18.219189            19.282790
   01/01/2005                                                                            19.282790            19.454003
=============                                                                            =========            =========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   04/10/2001                                                                             9.813112             9.935372
   01/01/2002                                                                             9.935372             9.656462
   01/01/2003                                                                             9.656462            11.677014
   01/01/2004                                                                            11.677014            12.583819
   01/01/2005                                                                            12.583819            12.889127
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                                7.5996
   01/01/2002                                                                                7.5996
   01/01/2003                                                                                0.0000
   01/01/2004                                                                                0.0000
=============                                                                                ======
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                            6,022.8256
   01/01/2002                                                                           11,294.3960
   01/01/2003                                                                           15,222.8772
   01/01/2004                                                                           49,906.1399
   01/01/2005                                                                           71,749.2131
=============                                                                           ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            5,124.6290
   01/01/2005                                                                            3,520.0072
=============                                                                           ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                            1,589.3950
   01/01/2002                                                                            3,043.2107
   01/01/2003                                                                            5,315.3579
   01/01/2004                                                                            5,262.7047
=============                                                                           ===========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                              581.8613
   01/01/2005                                                                              568.0713
=============                                                                           ===========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   04/10/2001                                                                              312.3453
   01/01/2002                                                                            2,224.4436
   01/01/2003                                                                            3,667.7908
   01/01/2004                                                                            3,861.3838
   01/01/2005                                                                            6,527.4525
=============                                                                           ===========

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  04/10/2001         to       12/31/2001           10.898695            11.327448                9.1754
  01/01/2002         to       12/31/2002           11.327448            11.928507            1,418.2556
  01/01/2003         to       12/31/2003           11.928507            12.009083               78.0242
  01/01/2004         to       12/31/2004           12.009083            12.028821              105.8178
  01/01/2005         to       12/31/2005           12.028821            11.952419              114.6594
============        ====      ==========           =========            =========            ==========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  04/10/2001         to       12/31/2001            8.168710             8.094606              258.2229
  01/01/2002         to       12/31/2002            8.094606             6.352110              357.0079
  01/01/2003         to       12/31/2003            6.352110             8.146422              326.4164
  01/01/2004         to       12/31/2004            8.146422             8.878981              305.8819
  01/01/2005         to       12/31/2005            8.878981             9.038745              286.9282
============        ====      ==========           =========            =========            ==========
 PIMCO VIT TOTAL RETURN SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  04/10/2001         to       12/31/2001           10.990799            11.471803           14,603.7468
  01/01/2002         to       12/31/2002           11.471803            12.308845           27,984.1959
  01/01/2003         to       12/31/2003           12.308845            12.719587           28,980.2882
  01/01/2004         to       12/31/2004           12.719587            13.117550           27,736.3913
  01/01/2005         to       12/31/2005           13.117550            13.220032           24,068.6377
============        ====      ==========           =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.579412            11.202545              206.9405
  01/01/2002         to       12/31/2002           11.202545             8.926812            6,553.3512
  01/01/2003         to       12/31/2003            8.926812            11.185167            6,525.7520
  01/01/2004         to       12/31/2004           11.185167            12.224123            6,497.9522
  01/01/2005         to       12/31/2005           12.224123            12.653328            7,120.0547
============        ====      ==========           =========            =========           ===========
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.886743            11.016404                8.4127
  01/01/2002         to       12/31/2002           11.016404             7.520003            1,036.1757
  01/01/2003         to       12/31/2003            7.520003             9.850282                0.0000
  01/01/2004         to       12/31/2004            9.850282            11.491458                0.0000
  01/01/2005         to       12/31/2005           11.491458            12.677266                0.0000
============        ====      ==========           =========            =========           ===========
 SCUDDER VARIABLE SERIES II
 DWS GOVERNMENT AND AGENCY SECURITIES VIP SUB-ACCOUNT (SERIES II)
  04/10/2001         to       12/31/2001           11.799539            12.220680                8.4749
  01/01/2002         to       12/31/2002           12.220680            12.988538            1,577.1109
  01/01/2003         to       12/31/2003           12.988538            13.064372            1,608.1719
  01/01/2004         to       12/31/2004           13.064372            13.332140            1,341.8273
  01/01/2005         to       12/31/2005           13.332140            13.452082            1,370.4057
============        ====      ==========           =========            =========           ===========

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 DWS SMALL CAP GROWTH VIP SUB-ACCOUNT (SERIES II)
  04/10/2001         to       12/31/2001           9.865125             9.564269                10.1367
  01/01/2002         to       12/31/2002           9.564269             6.259309             2,048.1894
  01/01/2003         to       12/31/2003           6.259309             8.185333             2,051.4675
  01/01/2004         to       12/31/2004           8.185333             8.938491               758.5739
  01/01/2005         to       12/31/2005           8.938491             9.414286               758.5739
============        ====      ==========           ========             ========             ==========

CLASS AA




                             1.50% SEPARATE ACCOUNT PRODUCT CHARGES
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (FUND 2)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (FUND 2)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       04/30/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========



                                                                            ACCUMULATION         ACCUMULATION
                                                                           UNIT VALUE AT        UNIT VALUE AT
                                                                            BEGINNING OF            END OF
                                                                               PERIOD               PERIOD
                                                                          ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                                19.403176            20.761338
   01/01/2005                                                                20.761338            22.207661
=============                                                                =========            =========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                                15.077094            17.786584
   01/01/2005                                                                17.786584            20.624526
=============                                                                =========            =========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                                47.168508            51.437589
   01/01/2005                                                                51.437589            53.496731
=============                                                                =========            =========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (FUND 2)
   05/01/2004                                                                 6.847729             8.407970
   01/01/2005                                                                 8.407970            10.555071
=============                                                                =========            =========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (FUND 2)
   05/01/2004                                                                22.322642            25.693100
   01/01/2005                                                                25.693100            27.885593
=============                                                                =========            =========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                11.402499            12.965826
=============                                                                =========            =========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                13.657809            14.372612
   01/01/2005                                                                14.372612            12.338375
=============                                                                =========            =========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.127506
=============                                                                =========            =========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.165670
=============                                                                =========            =========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 6.597854             7.165960
   01/01/2005                                                                 7.165960             8.017990
=============                                                                =========            =========



                                                                             NUMBER OF
                                                                            ACCUMULATION
                                                                               UNITS
                                                                           OUTSTANDING AT
                                                                           END OF PERIOD
                                                                          ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                                    0.0000
   01/01/2005                                                                    0.0000
=============                                                                    ======
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                                    0.0000
   01/01/2005                                                                7,686.8827
=============                                                                ==========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                                    0.0000
   01/01/2005                                                                   53.8236
=============                                                                ==========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (FUND 2)
   05/01/2004                                                               18,776.9871
   01/01/2005                                                               39,548.8475
=============                                                               ===========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (FUND 2)
   05/01/2004                                                               11,355.5279
   01/01/2005                                                               19,695.8195
=============                                                               ===========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                               33,055.7222
=============                                                               ===========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                               17,781.8230
   01/01/2005                                                                    0.0000
=============                                                               ===========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                               ===========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                1,665.6208
=============                                                               ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                               29,471.3091
   01/01/2005                                                               22,740.5610
=============                                                               ===========

                                1.50% SEPARATE ACCOUNT PRODUCT CHARGES
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       11/19/2004
=============                                                                    ====      ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       11/19/2004
=============                                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========



                                                                                   ACCUMULATION         ACCUMULATION
                                                                                  UNIT VALUE AT        UNIT VALUE AT
                                                                                   BEGINNING OF            END OF
                                                                                      PERIOD               PERIOD
                                                                                 ---------------      ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       14.431310            14.895701
=============                                                                       =========            =========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       14.715388            15.796607
=============                                                                       =========            =========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       16.104967            17.147561
   01/01/2005                                                                       17.147561            17.145239
=============                                                                       =========            =========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                       14.305507            15.358021
   01/01/2005                                                                       15.358021            14.864274
=============                                                                       =========            =========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                       15.998431            17.210010
   01/01/2005                                                                       17.210010            16.545435
=============                                                                       =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       43.155329            47.778007
   01/01/2005                                                                       47.778007            48.665131
=============                                                                       =========            =========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        8.756346             9.716826
   01/01/2005                                                                        9.716826            10.011111
=============                                                                       =========            =========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       20.043768            23.336992
   01/01/2005                                                                       23.336992            24.840578
=============                                                                       =========            =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        9.735580            11.170897
   01/01/2005                                                                       11.170897            12.812338
=============                                                                       =========            =========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        9.979567             9.932521
   01/01/2005                                                                        9.932521             9.942272
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                       12.474308            14.313282
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                       15.115025            20.711273
   01/01/2005                                                                       20.711273            19.857551
=============                                                                       =========            =========



                                                                                    NUMBER OF
                                                                                   ACCUMULATION
                                                                                      UNITS
                                                                                  OUTSTANDING AT
                                                                                  END OF PERIOD
                                                                                 ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      14,582.8953
=============                                                                      ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                           0.0000
=============                                                                      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      40,812.3562
   01/01/2005                                                                      37,732.3419
=============                                                                      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                      14,037.7760
   01/01/2005                                                                           0.0000
=============                                                                      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                           0.0000
   01/01/2005                                                                           0.0000
=============                                                                      ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      29,453.9375
   01/01/2005                                                                      28,908.0559
=============                                                                      ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         833.1723
   01/01/2005                                                                       2,493.5899
=============                                                                      ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      18,918.4799
   01/01/2005                                                                      38,455.4621
=============                                                                      ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      54,572.7273
   01/01/2005                                                                      67,268.4416
=============                                                                      ===========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      15,318.0847
   01/01/2005                                                                           0.0000
=============                                                                      ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                      21,525.3414
=============                                                                      ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                       7,226.4916
   01/01/2005                                                                           0.0000
=============                                                                      ===========

                      1.50% SEPARATE ACCOUNT PRODUCT CHARGES
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========



                                                                                                          NUMBER OF
                                                               ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                              UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                               BEGINNING OF            END OF           OUTSTANDING AT
                                                                  PERIOD               PERIOD           END OF PERIOD
                                                             ---------------      ---------------      ---------------
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    7.861263             8.342276           74,624.4012
   01/01/2005                                                    8.342276             8.605857           39,096.0983
=============                                                    ========             ========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   11.652784            12.070302           87,552.2124
   01/01/2005                                                   12.070302            12.158353          114,186.7827
=============                                                   =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   12.568596            14.565078                0.0000
   01/01/2005                                                   14.565078            15.753095                0.0000
=============                                                   =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    6.271657             7.103474           79,218.4620
   01/01/2005                                                    7.103474             8.021608          114,262.3376
=============                                                   =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   11.975352            14.297607           31,941.6447
   01/01/2005                                                   14.297607            16.265528           37,566.1721
=============                                                   =========            =========          ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    9.998767            10.468869           35,323.4884
=============                                                   =========            =========          ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                   43.880664            43.908593            2,788.1386
   01/01/2005                                                   43.908593            44.188654            6,212.8961
=============                                                   =========            =========          ============
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                    9.942177            10.040284          102,307.6252
=============                                                   =========            =========          ============
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   16.049731            18.044500            2,227.8336
   01/01/2005                                                   18.044500            18.471644            3,751.3585
=============                                                   =========            =========          ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   10.589837            11.357010            9,007.6386
   01/01/2005                                                   11.357010            11.804135           10,182.7740
=============                                                   =========            =========          ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                   11.055459            11.894586          115,879.1229
   01/01/2005                                                   11.894586            12.905737          144,187.8083
=============                                                   =========            =========          ============

                                 1.50% SEPARATE ACCOUNT PRODUCT CHARGES
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========



                                                                                    ACCUMULATION         ACCUMULATION
                                                                                   UNIT VALUE AT        UNIT VALUE AT
                                                                                    BEGINNING OF            END OF
                                                                                       PERIOD               PERIOD
                                                                                  ---------------      ---------------
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                        11.667009            13.318846
   01/01/2005                                                                        13.318846            15.428671
=============                                                                        =========            =========
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         8.784337             9.719514
   01/01/2005                                                                         9.719514             9.995667
=============                                                                        =========            =========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         9.632312            10.461794
   01/01/2005                                                                        10.461794            11.701673
=============                                                                        =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         7.651943             8.476841
   01/01/2005                                                                         8.476841             8.927355
=============                                                                        =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        11.105880            12.026561
   01/01/2005                                                                        12.026561            12.597694
=============                                                                        =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                        49.396368            51.290314
   01/01/2005                                                                        51.290314            53.309267
=============                                                                        =========            =========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                        18.480982            19.579325
   01/01/2005                                                                        19.579325            19.782744
=============                                                                        =========            =========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        11.792697            12.776191
   01/01/2005                                                                        12.776191            13.105759
=============                                                                        =========            =========
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        12.036546            12.097844
   01/01/2005                                                                        12.097844            12.039003
=============                                                                        =========            =========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        11.895202            12.969860
   01/01/2005                                                                        12.969860            13.222995
=============                                                                        =========            =========



                                                                                     NUMBER OF
                                                                                    ACCUMULATION
                                                                                       UNITS
                                                                                   OUTSTANDING AT
                                                                                   END OF PERIOD
                                                                                  ---------------
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            0.0000
   01/01/2005                                                                        1,345.7237
=============                                                                        ==========
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                           86.4992
   01/01/2005                                                                       32,033.6767
=============                                                                       ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       61,889.0047
   01/01/2005                                                                       79,296.7275
=============                                                                       ===========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            0.0000
   01/01/2005                                                                            0.0000
=============                                                                       ===========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       21,762.4472
   01/01/2005                                                                       49,114.7662
=============                                                                       ===========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                        9,373.7820
   01/01/2005                                                                       20,478.4288
=============                                                                       ===========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            0.0000
   01/01/2005                                                                            0.0000
=============                                                                       ===========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        3,163.1599
   01/01/2005                                                                       11,864.6610
=============                                                                       ===========
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        6,661.1851
   01/01/2005                                                                        6,293.5093
=============                                                                       ===========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                            0.0000
   01/01/2005                                                                            0.0000
=============                                                                       ===========

                        1.50% SEPARATE ACCOUNT PRODUCT CHARGES
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========



                                                                                                             NUMBER OF
                                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                                     PERIOD               PERIOD           END OF PERIOD
                                                                ---------------      ---------------      ---------------
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                     43.934444            47.658643              0.0000
   01/01/2005                                                     47.658643            49.405839              0.0000
=============                                                     =========            =========              ======
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                     12.217615            13.909535              0.0000
   01/01/2005                                                     13.909535            15.367824              0.0000
=============                                                     =========            =========              ======

CLASS AA




                             1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       04/30/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========



                                                                            ACCUMULATION         ACCUMULATION
                                                                           UNIT VALUE AT        UNIT VALUE AT
                                                                            BEGINNING OF            END OF
                                                                               PERIOD               PERIOD
                                                                          ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                                10.314681            11.025703
   01/01/2005                                                                11.025703            11.776177
=============                                                                =========            =========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                                10.310025            12.150742
   01/01/2005                                                                12.150742            14.068404
=============                                                                =========            =========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                                11.642953            12.684101
   01/01/2005                                                                12.684101            13.172154
=============                                                                =========            =========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                                10.294783            12.627869
   01/01/2005                                                                12.627869            15.828910
=============                                                                =========            =========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                                 9.402248            10.811123
   01/01/2005                                                                10.811123            11.716144
=============                                                                =========            =========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                11.324007            12.863783
=============                                                                =========            =========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                 7.022543             7.382727
   01/01/2005                                                                 7.382727             6.334705
=============                                                                =========            =========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.123720
=============                                                                =========            =========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.161869
=============                                                                =========            =========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 6.553140             7.110320
   01/01/2005                                                                 7.110320             7.943847
=============                                                                =========            =========



                                                                             NUMBER OF
                                                                            ACCUMULATION
                                                                               UNITS
                                                                           OUTSTANDING AT
                                                                           END OF PERIOD
                                                                          ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                                    0.0000
   01/01/2005                                                                    0.0000
=============                                                                    ======
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                                    0.0000
   01/01/2005                                                                6,664.3296
=============                                                                ==========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                                7,043.0502
   01/01/2005                                                                6,342.9655
=============                                                                ==========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                               34,220.4952
   01/01/2005                                                               40,970.4046
=============                                                               ===========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                               25,691.3114
   01/01/2005                                                               34,900.0447
=============                                                               ===========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              135,909.9894
=============                                                              ============
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                              110,890.2341
   01/01/2005                                                                    0.0000
=============                                                              ============
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                              ============
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                              ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                              300,987.3396
   01/01/2005                                                              256,757.4246
=============                                                              ============

                                1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       11/19/2004
=============                                                                    ====      ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       11/19/2004
=============                                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========



                                                                                   ACCUMULATION         ACCUMULATION
                                                                                  UNIT VALUE AT        UNIT VALUE AT
                                                                                   BEGINNING OF            END OF
                                                                                      PERIOD               PERIOD
                                                                                 ---------------      ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       14.477060            14.930708
=============                                                                       =========            =========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       15.020493            16.110947
=============                                                                       =========            =========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       15.995949            17.014558
   01/01/2005                                                                       17.014558            16.986823
=============                                                                       =========            =========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                       11.074253            11.877216
   01/01/2005                                                                       11.877216            11.489750
=============                                                                       =========            =========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                       11.427160            12.280336
   01/01/2005                                                                       12.280336            11.800348
=============                                                                       =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       42.863071            47.407274
   01/01/2005                                                                       47.407274            48.215337
=============                                                                       =========            =========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        8.716138             9.662589
   01/01/2005                                                                        9.662589             9.940352
=============                                                                       =========            =========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       20.202701            23.498662
   01/01/2005                                                                       23.498662            24.975286
=============                                                                       =========            =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        9.669653            11.084222
   01/01/2005                                                                       11.084222            12.698204
=============                                                                       =========            =========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        9.911967             9.855432
   01/01/2005                                                                        9.855432             9.860283
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                       12.455514            14.277527
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                       13.610718            18.631496
   01/01/2005                                                                       18.631496            17.854757
=============                                                                       =========            =========



                                                                                    NUMBER OF
                                                                                   ACCUMULATION
                                                                                      UNITS
                                                                                  OUTSTANDING AT
                                                                                  END OF PERIOD
                                                                                 ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      37,882.3270
=============                                                                      ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         835.5955
=============                                                                      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     118,553.3450
   01/01/2005                                                                     139,493.6525
=============                                                                     ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                      38,340.5148
   01/01/2005                                                                           0.0000
=============                                                                     ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                         656.7088
   01/01/2005                                                                           0.0000
=============                                                                     ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     124,235.7989
   01/01/2005                                                                     113,963.9762
=============                                                                     ============
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      20,260.2402
   01/01/2005                                                                      19,110.0319
=============                                                                     ============
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      53,879.2163
   01/01/2005                                                                      64,796.1183
=============                                                                     ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     115,450.5339
   01/01/2005                                                                     149,576.1978
=============                                                                     ============
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     350,199.1193
   01/01/2005                                                                           0.0000
=============                                                                     ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                      57,701.0409
=============                                                                     ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                      28,158.7302
   01/01/2005                                                                           0.0000
=============                                                                     ============

                      1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========



                                                                                                          NUMBER OF
                                                               ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                              UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                               BEGINNING OF            END OF           OUTSTANDING AT
                                                                  PERIOD               PERIOD           END OF PERIOD
                                                             ---------------      ---------------      ---------------
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    7.808000             8.277517          243,537.9258
   01/01/2005                                                    8.277517             8.526290          199,821.6503
=============                                                    ========             ========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   11.573887            11.976661          340,152.8475
   01/01/2005                                                   11.976661            12.045993          310,961.1468
=============                                                   =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   13.997639            16.204999            7,156.5539
   01/01/2005                                                   16.204999            17.500594            6,883.6823
=============                                                   =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    6.229156             7.048322          175,594.4137
   01/01/2005                                                    7.048322             7.947436          175,300.7845
=============                                                   =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   11.927402            14.226210           80,241.8424
   01/01/2005                                                   14.226210            16.160130           67,279.3684
=============                                                   =========            =========          ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    9.998644            10.458340           23,167.9952
=============                                                   =========            =========          ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                   42.504269            42.523806              928.7568
   01/01/2005                                                   42.523806            42.731058            3,311.4787
=============                                                   =========            =========          ============
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                    9.860067             9.947469          292,790.8318
=============                                                   =========            =========          ============
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   15.957788            17.923294            3,423.3910
   01/01/2005                                                   17.923294            18.320153            8,826.6342
=============                                                   =========            =========          ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   10.557975            11.311583           17,927.5627
   01/01/2005                                                   11.311583            11.739347           21,384.8451
=============                                                   =========            =========          ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                   10.980587            11.802287          212,709.5808
   01/01/2005                                                   11.802287            12.786459          232,576.1332
=============                                                   =========            =========          ============

                                   1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            12.822799            14.623726
   01/01/2005                                                                            14.623726            16.914945
=============                                                                            =========            =========
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                             8.744763             9.666106
   01/01/2005                                                                             9.666106             9.925888
=============                                                                            =========            =========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                             9.593715            10.409513
   01/01/2005                                                                            10.409513            11.625804
=============                                                                            =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                             9.770763            10.813315
   01/01/2005                                                                            10.813315            11.370986
=============                                                                            =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            11.014845            11.916121
   01/01/2005                                                                            11.916121            12.463356
=============                                                                            =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                            11.003981            11.414530
   01/01/2005                                                                            11.414530            11.846113
=============                                                                            =========            =========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            12.161383            12.943954
   01/01/2005                                                                            12.943954            14.097094
=============                                                                            =========            =========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            18.219189            19.282790
   01/01/2005                                                                            19.282790            19.454003
=============                                                                            =========            =========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                            11.626689            12.583819
   01/01/2005                                                                            12.583819            12.889127
=============                                                                            =========            =========
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                            11.979783            12.028821
   01/01/2005                                                                            12.028821            11.952419
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            1,429.0335
   01/01/2005                                                                            1,390.2412
=============                                                                            ==========
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            7,870.2913
   01/01/2005                                                                           23,239.9653
=============                                                                           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                           98,379.0737
   01/01/2005                                                                           95,428.7817
=============                                                                           ===========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                           29,741.8297
   01/01/2005                                                                           29,243.8069
=============                                                                           ===========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                           20,452.0217
   01/01/2005                                                                           31,615.2976
=============                                                                           ===========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                           49,906.1399
   01/01/2005                                                                           71,749.2131
=============                                                                           ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            5,124.6290
   01/01/2005                                                                            3,520.0072
=============                                                                           ===========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                              581.8613
   01/01/2005                                                                              568.0713
=============                                                                           ===========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                            3,861.3838
   01/01/2005                                                                            6,527.4525
=============                                                                           ===========
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                              105.8178
   01/01/2005                                                                              114.6594
=============                                                                           ===========

                                1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                    to       12/31/2004
   01/01/2005                                                                    to       12/31/2005
=============                                                                   ====      ==========
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                                    to       12/31/2004
   01/01/2005                                                                    to       12/31/2005
=============                                                                   ====      ==========
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                                    to       12/31/2004
   01/01/2005                                                                    to       12/31/2005
=============                                                                   ====      ==========



                                                                                  ACCUMULATION         ACCUMULATION
                                                                                 UNIT VALUE AT        UNIT VALUE AT
                                                                                  BEGINNING OF            END OF
                                                                                     PERIOD               PERIOD
                                                                                ---------------      ---------------
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                       8.151389             8.878981
   01/01/2005                                                                       8.878981             9.038745
=============                                                                       ========             ========
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                                      11.280104            12.224123
   01/01/2005                                                                      12.224123            12.653328
=============                                                                      =========            =========
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                                      10.103712            11.491458
   01/01/2005                                                                      11.491458            12.677266
=============                                                                      =========            =========



                                                                                   NUMBER OF
                                                                                  ACCUMULATION
                                                                                     UNITS
                                                                                 OUTSTANDING AT
                                                                                 END OF PERIOD
                                                                                ---------------
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        305.8819
   01/01/2005                                                                        286.9282
=============                                                                        ========
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                                      6,497.9522
   01/01/2005                                                                      7,120.0547
=============                                                                      ==========
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                                          0.0000
   01/01/2005                                                                          0.0000
=============                                                                      ==========

CLASS AA




                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           11.401035            11.149853            1,634.5859
  01/01/2002         to       12/31/2002           11.149853             8.283479            1,657.6502
  01/01/2003         to       12/31/2003            8.283479            10.537557            1,645.9571
  01/01/2004         to       12/31/2004           10.537557            11.034807            1,643.3542
  01/01/2005         to       12/31/2005           11.034807            11.796229            1,640.7975
============        ====      ==========           =========            =========            ==========
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
  05/01/2002         to       12/31/2002           10.455755             8.274422                9.5641
  01/01/2003         to       12/31/2003            8.274422            10.498626                0.0000
  01/01/2004         to       12/31/2004           10.498626            10.963802                0.0000
  01/01/2005         to       12/31/2005           10.963802            11.692564                0.0000
============        ====      ==========           =========            =========            ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           10.460362             9.525031            1,033.9456
  01/01/2002         to       12/31/2002            9.525031             7.888596            1,064.1345
  01/01/2003         to       12/31/2003            7.888596             9.999711            1,054.5746
  01/01/2004         to       12/31/2004            9.999711            12.178466            1,054.5746
  01/01/2005         to       12/31/2005           12.178466            14.106414            1,054.5746
============        ====      ==========           =========            =========            ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
  05/01/2002         to       12/31/2002            9.665202             7.873851            1,704.9159
  01/01/2003         to       12/31/2003            7.873851             9.945120            2,470.1927
  01/01/2004         to       12/31/2004            9.945120            12.082586            2,185.4702
  01/01/2005         to       12/31/2005           12.082586            13.968589            2,211.0183
============        ====      ==========           =========            =========            ==========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
  04/26/2001         to       12/31/2001           11.741897            11.111610                8.5165
  01/01/2002         to       12/31/2002           11.111610             9.041335            1,732.3729
  01/01/2003         to       12/31/2003            9.041335            11.546785            2,465.1229
  01/01/2004         to       12/31/2004           11.546785            12.614180            2,205.3851
  01/01/2005         to       12/31/2005           12.614180            13.079966              487.0517
============        ====      ==========           =========            =========            ==========

                             1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       04/25/2002
=============                                                             ====      ==========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       04/25/2002
=============                                                             ====      ==========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       04/30/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========



                                                                            ACCUMULATION         ACCUMULATION
                                                                           UNIT VALUE AT        UNIT VALUE AT
                                                                            BEGINNING OF            END OF
                                                                               PERIOD               PERIOD
                                                                          ---------------      ---------------
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                                 6.977784             6.957091
   01/01/2002                                                                 6.957091             6.822902
   01/01/2003                                                                 6.822902            10.252540
   01/01/2004                                                                10.252540            12.557490
   01/01/2005                                                                12.557490            15.717185
=============                                                                =========            =========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                                 9.492602             8.891510
   01/01/2002                                                                 8.891510             7.111749
   01/01/2003                                                                 7.111749             9.235060
   01/01/2004                                                                 9.235060            10.750454
   01/01/2005                                                                10.750454            11.632986
=============                                                                =========            =========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   04/10/2001                                                                11.599133            11.698638
   01/01/2002                                                                11.698638            11.656126
=============                                                                =========            =========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   04/10/2001                                                                 4.961921             4.247531
   01/01/2002                                                                 4.247531             3.427434
=============                                                                =========            =========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                11.263622            12.782480
=============                                                                =========            =========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                 7.390419             8.018085
   01/01/2002                                                                 8.018085             5.370516
   01/01/2003                                                                 5.370516             7.038229
   01/01/2004                                                                 7.038229             7.341529
   01/01/2005                                                                 7.341529             6.296271
=============                                                                =========            =========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.119934
=============                                                                =========            =========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.158070
=============                                                                =========            =========



                                                                             NUMBER OF
                                                                            ACCUMULATION
                                                                               UNITS
                                                                           OUTSTANDING AT
                                                                           END OF PERIOD
                                                                          ---------------
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                               26,476.0108
   01/01/2002                                                               33,366.3267
   01/01/2003                                                               42,553.2200
   01/01/2004                                                               40,606.4480
   01/01/2005                                                               35,348.1404
=============                                                               ===========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                                   10.5345
   01/01/2002                                                                   10.5345
   01/01/2003                                                                  577.8437
   01/01/2004                                                                9,744.1218
   01/01/2005                                                                9,277.2834
=============                                                               ===========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   04/10/2001                                                                  315.1386
   01/01/2002                                                                    0.0000
=============                                                               ===========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   04/10/2001                                                                   20.1535
   01/01/2002                                                                    0.0000
=============                                                               ===========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              103,726.7545
=============                                                              ============
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                               32,965.8884
   01/01/2002                                                               55,133.5616
   01/01/2003                                                               81,491.7590
   01/01/2004                                                               92,070.6186
   01/01/2005                                                                    0.0000
=============                                                              ============
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                              ============
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                              ============

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004            6.522523             7.070062          261,246.4626
  01/01/2005         to       12/31/2005            7.070062             7.887068          217,160.1813
============        ====      ==========            ========             ========          ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN PREMIER GROWTH SUB-ACCOUNT (CLASS B))
  04/10/2001         to       12/31/2001           13.360301            12.730273           46,090.8741
  01/01/2002         to       12/31/2002           12.730273             8.646800           77,043.4990
  01/01/2003         to       12/31/2003            8.646800            10.477136          125,145.1235
  01/01/2004         to       04/30/2004           10.477136            10.356737          132,731.9286
============        ====      ==========           =========            =========          ============
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           17.111181            17.089569              776.3739
  01/01/2002         to       12/31/2002           17.089569            12.568520            2,133.4546
  01/01/2003         to       04/24/2003           12.568520            13.039455            2,127.6105
============        ====      ==========           =========            =========          ============
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           11.366251            10.481506              732.1904
  01/01/2002         to       12/31/2002           10.481506             8.594369            1,942.6846
  01/01/2003         to       04/25/2003            8.594369             8.340065            1,940.5412
============        ====      ==========           =========            =========          ============
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.042663            13.362058            7,091.0646
  01/01/2002         to       12/31/2002           13.362058            14.251499           12,444.4353
  01/01/2003         to       12/31/2003           14.251499            14.523236           26,126.1392
  01/01/2004         to       11/19/2004           14.523236            14.849583           25,002.8136
============        ====      ==========           =========            =========          ============
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           14.909620            15.671320                6.7071
  01/01/2002         to       12/31/2002           15.671320            11.416343              404.4832
  01/01/2003         to       12/31/2003           11.416343            14.935490              407.4530
  01/01/2004         to       11/19/2004           14.935490            16.023358              405.6996
============        ====      ==========           =========            =========          ============
 LEGG MASON VALUE EQUITY SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (SERVICE CLASS))
  04/10/2001         to       12/31/2001           11.029498            10.313205           30,449.7061
  01/01/2002         to       12/31/2002           10.313205             7.986347           40,510.5540
  01/01/2003         to       12/31/2003            7.986347             9.556775           39,821.0964
  01/01/2004         to       12/31/2004            9.556775            10.430031           29,357.4315
  01/01/2005         to       12/31/2005           10.430031            10.964002           28,277.8754
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           15.740284            16.740068            3,106.9841
  01/01/2005         to       12/31/2005           16.740068            16.739654            3,130.7675
============        ====      ==========           =========            =========          ============

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS A)
  (FORMERLY INVESCO VIF - HIGH YIELD SUB-ACCOUNT)
  04/10/2001         to       12/31/2001            8.738366             7.373879            4,829.3380
  01/01/2002         to       12/31/2002            7.373879             7.148465            6,049.1378
  01/01/2003         to       12/31/2003            7.148465             8.778808            5,579.6200
  01/01/2004         to       04/30/2004            8.778808             8.902118            5,566.8920
============        ====      ==========            ========             ========            ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.958495            13.934910            2,524.6418
  01/01/2002         to       12/31/2002           13.934910            13.607857           15,349.2954
  01/01/2003         to       12/31/2003           13.607857            15.925780          141,489.9297
  01/01/2004         to       12/31/2004           15.925780            16.918301          154,166.9455
  01/01/2005         to       12/31/2005           16.918301            16.865474           96,907.9733
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
  04/10/2001         to       12/31/2001            9.733531             9.511941           11,415.8176
  01/01/2002         to       12/31/2002            9.511941             9.559619           16,065.8911
  01/01/2003         to       12/31/2003            9.559619            11.051057           37,725.3784
  01/01/2004         to       12/31/2004           11.051057            11.810963           38,095.7483
  01/01/2005         to       04/30/2005           11.810963            11.420069                0.0000
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
  04/26/2001         to       12/31/2001           10.000000             9.000486               10.0000
  01/01/2002         to       12/31/2002            9.000486             9.131561               10.0000
  01/01/2003         to       12/31/2003            9.131561            11.368295                0.0000
  01/01/2004         to       12/31/2004           11.368295            12.212649                0.0000
  01/01/2005         to       04/30/2005           12.212649            11.729565                0.0000
============        ====      ==========           =========            =========          ============
 LORD ABBET DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            9.170160            10.575580               10.9049
  01/01/2002         to       12/31/2002           10.575580             7.360312            5,908.3833
  01/01/2003         to       04/25/2003            7.360312             7.464640            8,444.5866
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           40.976171            45.351346           23,674.2059
  01/01/2005         to       12/31/2005           45.351346            46.182080           23,516.6438
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  04/02/2001         to       12/31/2001           12.328241            12.117240                8.1115
  01/01/2002         to       12/31/2002           12.117240             8.299670              673.1608
  01/01/2003         to       12/31/2003            8.299670            10.196192              681.7775
  01/01/2004         to       04/30/2004           10.196192             9.995761            1,592.7009
============        ====      ==========           =========            =========          ============

                                   1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   04/10/2001                                                                             8.268891             8.199582
   01/01/2002                                                                             8.199582             6.493162
   01/01/2003                                                                             6.493162             8.249417
   01/01/2004                                                                             8.249417             8.316834
=============                                                                             ========             ========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   04/10/2001                                                                             8.657172             8.631869
   01/01/2002                                                                             8.631869             7.516483
   01/01/2003                                                                             7.516483             9.180895
   01/01/2004                                                                             9.180895             9.345810
=============                                                                             ========             ========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                            39.907383            41.263886
   01/01/2002                                                                            41.263886            33.183838
   01/01/2003                                                                            33.183838            42.608637
   01/01/2004                                                                            42.608637            47.138957
   01/01/2005                                                                            47.138957            47.870784
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                            10.786324             8.281995
   01/01/2003                                                                             8.281995            10.154134
   01/01/2004                                                                            10.154134             9.943881
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                            10.000000             9.949574
   01/01/2002                                                                             9.949574             8.506437
   01/01/2003                                                                             8.506437            10.732635
   01/01/2004                                                                            10.732635            10.745829
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                            11.957464            12.197249
   01/01/2002                                                                            12.197249            10.564552
   01/01/2003                                                                            10.564552            12.985622
   01/01/2004                                                                            12.985622            13.177793
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   04/10/2001                                                                           71,390.6390
   01/01/2002                                                                          109,098.6506
   01/01/2003                                                                          135,108.1252
   01/01/2004                                                                          128,738.4061
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   04/10/2001                                                                               11.5511
   01/01/2002                                                                               11.5511
   01/01/2003                                                                                0.0000
   01/01/2004                                                                                0.0000
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                            2,262.1461
   01/01/2002                                                                           14,364.5587
   01/01/2003                                                                           60,853.9710
   01/01/2004                                                                           97,968.4229
   01/01/2005                                                                           81,951.4300
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                            1,549.3692
   01/01/2003                                                                            2,392.4037
   01/01/2004                                                                            2,392.4037
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                               10.0000
   01/01/2002                                                                               10.0000
   01/01/2003                                                                                0.0000
   01/01/2004                                                                                0.0000
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                           20,428.4505
   01/01/2002                                                                           27,534.2468
   01/01/2003                                                                           28,456.6968
   01/01/2004                                                                           28,417.9337
=============                                                                          ============

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT NEW VALUE AUB-ACCOUNT (CLASS IB))
  04/10/2001         to       12/31/2001           12.663647            12.726824              361.6420
  01/01/2002         to       12/31/2002           12.726824            10.549166              361.2104
  01/01/2003         to       12/31/2003           10.549166            13.726168              352.8591
  01/01/2004         to       04/30/2004           13.726168            13.792454              352.8591
============        ====      ==========           =========            =========              ========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            8.163640             8.793111               63.2332
  01/01/2002         to       12/31/2002            8.793111             6.527712            4,850.9936
  01/01/2003         to       12/31/2003            6.527712             8.700539           17,073.6604
  01/01/2004         to       12/31/2004            8.700539             9.608357            7,656.0331
  01/01/2005         to       12/31/2005            9.608357             9.869788            7,636.7196
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           19.906580            23.173605           14,823.9253
  01/01/2005         to       12/31/2005           23.173605            24.645723           14,213.0759
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS A)
  (FORMERLY AMERICAN CENTURY VP VALUE SUB-ACCOUNT)
  04/10/2001         to       12/31/2001           11.138556            12.393257           20,862.5797
  01/01/2002         to       12/31/2002           12.393257            10.635782           26,509.3128
  01/01/2003         to       12/31/2003           10.635782            13.471328           25,759.4468
  01/01/2004         to       04/30/2004           13.471328            13.876463           25,464.4428
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           15.845706            17.405673            1,630.4301
  01/01/2002         to       12/31/2002           17.405673            15.456728            9,565.7199
  01/01/2003         to       12/31/2003           15.456728            19.109721           22,182.3037
  01/01/2004         to       12/31/2004           19.109721            23.366842           25,402.8178
  01/01/2005         to       12/31/2005           23.366842            24.798069           24,140.0125
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004            9.673473            11.093455                0.0000
  01/01/2005         to       12/31/2005           11.093455            12.723493                0.0000
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY AMERICAN CENTURY VP INTERNATIONAL SUB-ACCOUNT)
  04/10/2001         to       12/31/2001            8.495151             7.166682               11.7714
  01/01/2002         to       12/31/2002            7.166682             5.604760               11.7714
  01/01/2003         to       12/31/2003            5.604760             6.854102                0.0000
  01/01/2004         to       04/30/2004            6.854102             6.914345                0.0000
============        ====      ==========           =========            =========           ===========

                            1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
   01/01/2005                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
   01/01/2005                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====



                                                                                                              ACCUMULATION
                                                                                                             UNIT VALUE AT
                                                                                                              BEGINNING OF
                                                                                                                 PERIOD
                                                                                                            ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                             12/31/2001           10.955669
   01/01/2002                                                                             12/31/2002           10.268429
   01/01/2003                                                                             12/31/2003            8.374106
   01/01/2004                                                                             04/30/2004           11.909222
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                             12/31/2001           11.035464
   01/01/2002                                                                             12/31/2002            9.712412
   01/01/2003                                                                             12/31/2003            7.789851
   01/01/2004                                                                             04/30/2004           10.366385
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                             12/31/2001            8.739093
   01/01/2002                                                                             12/31/2002            8.354994
   01/01/2003                                                                             12/31/2003            7.237479
   01/01/2004                                                                             12/31/2004            9.386204
   01/01/2005                                                                             12/31/2005           11.021453
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                             12/31/2001           10.870934
   01/01/2002                                                                             12/31/2002            9.695419
   01/01/2003                                                                             12/31/2003            8.224198
   01/01/2004                                                                             04/30/2004           10.760064
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                             12/31/2001           14.406299
   01/01/2002                                                                             12/31/2002           12.894161
   01/01/2003                                                                             12/31/2003           10.426258
   01/01/2004                                                                             12/31/2004           13.161745
   01/01/2005                                                                             04/30/2005           15.019852
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                             12/31/2001            7.574525
   01/01/2002                                                                             12/31/2002            6.111659
   01/01/2003                                                                             12/31/2003            4.884831
   01/01/2004                                                                             04/30/2004            6.118002
=============                                                                             ==========           =========



                                                                                            ACCUMULATION
                                                                                           UNIT VALUE AT
                                                                                               END OF
                                                                                               PERIOD
                                                                                          ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                10.268429
   01/01/2002                                                                                 8.374106
   01/01/2003                                                                                11.909222
   01/01/2004                                                                                11.952832
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                 9.712412
   01/01/2002                                                                                 7.789851
   01/01/2003                                                                                10.366385
   01/01/2004                                                                                10.109422
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                                 8.354994
   01/01/2002                                                                                 7.237479
   01/01/2003                                                                                 9.386204
   01/01/2004                                                                                11.021453
   01/01/2005                                                                                12.607434
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                 9.695419
   01/01/2002                                                                                 8.224198
   01/01/2003                                                                                10.760064
   01/01/2004                                                                                10.656147
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                12.894161
   01/01/2002                                                                                10.426258
   01/01/2003                                                                                13.161745
   01/01/2004                                                                                15.019852
   01/01/2005                                                                                14.568909
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                                 6.111659
   01/01/2002                                                                                 4.884831
   01/01/2003                                                                                 6.118002
   01/01/2004                                                                                 6.212071
=============                                                                                =========



                                                                                             NUMBER OF
                                                                                            ACCUMULATION
                                                                                               UNITS
                                                                                           OUTSTANDING AT
                                                                                           END OF PERIOD
                                                                                          ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                    9.1277
   01/01/2002                                                                                    9.1277
   01/01/2003                                                                                    0.0000
   01/01/2004                                                                                    0.0000
=============                                                                                    ======
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                    9.0617
   01/01/2002                                                                                    9.0617
   01/01/2003                                                                                    0.0000
   01/01/2004                                                                                    0.0000
=============                                                                                    ======
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                                  276.6536
   01/01/2002                                                                                9,352.8493
   01/01/2003                                                                               62,367.1300
   01/01/2004                                                                              144,384.7077
   01/01/2005                                                                              167,547.5556
=============                                                                              ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                  443.9878
   01/01/2002                                                                                  443.4573
   01/01/2003                                                                                  433.6996
   01/01/2004                                                                                  433.6996
=============                                                                              ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                               30,437.7453
   01/01/2002                                                                               46,077.4372
   01/01/2003                                                                               60,645.2472
   01/01/2004                                                                               49,186.8266
   01/01/2005                                                                                    0.0000
=============                                                                              ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                               21,291.0437
   01/01/2002                                                                               35,399.6542
   01/01/2003                                                                               39,279.4215
   01/01/2004                                                                               38,845.7452
=============                                                                              ============

                                1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========



                                                                                   ACCUMULATION         ACCUMULATION
                                                                                  UNIT VALUE AT        UNIT VALUE AT
                                                                                   BEGINNING OF            END OF
                                                                                      PERIOD               PERIOD
                                                                                 ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                       10.041115            10.122589
   01/01/2002                                                                       10.122589            10.050994
   01/01/2003                                                                       10.050994             9.914562
   01/01/2004                                                                        9.914562             9.799660
   01/01/2005                                                                        9.799660             9.799690
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                       12.436748            14.241861
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                        9.045586            10.164324
   01/01/2002                                                                       10.164324            10.213326
   01/01/2003                                                                       10.213326            13.945951
   01/01/2004                                                                       13.945951            18.528381
   01/01/2005                                                                       18.528381            17.747247
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        7.771527             8.230659
   01/01/2005                                                                        8.230659             8.465353
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                        8.945879             8.807008
   01/01/2002                                                                        8.807008             7.188696
   01/01/2003                                                                        7.188696             8.531099
   01/01/2004                                                                        8.531099             8.562370
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                        8.119154             7.846220
   01/01/2002                                                                        7.846220             5.954985
   01/01/2003                                                                        5.954985             7.212324
   01/01/2004                                                                        7.212324             7.115002
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                       11.749005            10.806499
   01/01/2002                                                                       10.806499             7.989801
   01/01/2003                                                                        7.989801             9.759540
   01/01/2004                                                                        9.759540             9.931205
=============                                                                       =========            =========



                                                                                    NUMBER OF
                                                                                   ACCUMULATION
                                                                                      UNITS
                                                                                  OUTSTANDING AT
                                                                                  END OF PERIOD
                                                                                 ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                       1,650.6933
   01/01/2002                                                                      56,592.4217
   01/01/2003                                                                     119,443.0019
   01/01/2004                                                                     113,854.5075
   01/01/2005                                                                           0.0000
=============                                                                     ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                      61,575.1459
=============                                                                     ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                      20,882.2789
   01/01/2002                                                                      25,313.2078
   01/01/2003                                                                      37,734.9658
   01/01/2004                                                                      34,639.8145
   01/01/2005                                                                           0.0000
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     357,874.4935
   01/01/2005                                                                     254,687.9887
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                      30,020.4345
   01/01/2002                                                                      47,683.1985
   01/01/2003                                                                      52,521.1138
   01/01/2004                                                                      52,016.7975
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                          12.3166
   01/01/2002                                                                          12.3166
   01/01/2003                                                                           0.0000
   01/01/2004                                                                           0.0000
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                           8.5114
   01/01/2002                                                                           8.5114
   01/01/2003                                                                           0.0000
   01/01/2004                                                                           0.0000
=============                                                                     ============

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           10.074541            10.503380              165.7883
  01/01/2002         to       12/31/2002           10.503380            11.274776            3,405.6802
  01/01/2003         to       12/31/2003           11.274776            11.550473          347,214.2650
  01/01/2004         to       12/31/2004           11.550473            11.908891          398,329.9819
  01/01/2005         to       12/31/2005           11.908891            11.959923          314,209.9923
============        ====      ==========           =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.031953            14.218826              752.9668
  01/01/2002         to       12/31/2002           14.218826            11.005539              858.4182
  01/01/2003         to       12/31/2003           11.005539            13.866110              847.4219
  01/01/2004         to       12/31/2004           13.866110            16.114072              845.6257
  01/01/2005         to       12/31/2005           16.114072            17.376400              844.0579
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004            6.255147             7.081356           60,452.2594
  01/01/2005         to       12/31/2005            7.081356             7.989630           55,583.6440
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS A)
  (FORMERLY INVESCO VIF - DYNAMICS SUB-ACCOUNT)
  04/10/2001         to       12/31/2001            7.687457             7.180915           32,717.8142
  01/01/2002         to       12/31/2002            7.180915             4.802890           58,253.3748
  01/01/2003         to       12/31/2003            4.802890             6.501549           66,794.1807
  01/01/2004         to       04/30/2004            6.501549             6.627953           64,598.0923
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            7.614667             8.210931               13.1308
  01/01/2002         to       12/31/2002            8.210931             4.512937            8,644.0856
  01/01/2003         to       12/31/2003            4.512937             6.056532          163,208.2613
  01/01/2004         to       12/31/2004            6.056532             7.008410          210,161.2161
  01/01/2005         to       12/31/2005            7.008410             7.890626          149,829.3541
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS A)
  05/01/2005         to       12/31/2005           14.993458            17.738948                0.0000
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS A)
  (FORMERLY SVS DREMAN SMALL CAP VALUE SUB-ACCOUNT (SERIES II))
  04/10/2001         to       12/31/2001            8.896468            10.549871               11.2404
  01/01/2002         to       12/31/2002           10.549871             9.185451               11.2404
  01/01/2003         to       12/31/2003            9.185451            12.813681                0.0000
  01/01/2004         to       12/31/2004           12.813681            15.860004                0.0000
  01/01/2005         to       04/30/2005           15.860004            14.877073                0.0000
============        ====      ==========           =========            =========          ============

                               1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       04/30/2004
=============                                                                 ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    11.891543            14.169346
   01/01/2005                                                                    14.169346            16.071495
=============                                                                    =========            =========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                    10.000000            11.066056
   01/01/2002                                                                    11.066056            10.175919
   01/01/2003                                                                    10.175919            14.081587
   01/01/2004                                                                    14.081587            14.259919
=============                                                                    =========            =========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     9.998521            10.447819
=============                                                                    =========            =========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                    41.171037            41.182681
   01/01/2005                                                                    41.182681            41.321531
=============                                                                    =========            =========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     9.799354             9.876390
=============                                                                    =========            =========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    15.866371            17.802902
   01/01/2005                                                                    17.802902            18.169902
=============                                                                    =========            =========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                    10.000000             7.795430
   01/01/2003                                                                     7.795430            10.523522
   01/01/2004                                                                    10.523522            11.266366
   01/01/2005                                                                    11.266366            11.674945
=============                                                                    =========            =========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                    10.196255            10.124913
   01/01/2002                                                                    10.124913             8.298345
   01/01/2003                                                                     8.298345            10.655482
   01/01/2004                                                                    10.655482            11.735525
   01/01/2005                                                                    11.735525            12.695134
=============                                                                    =========            =========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                    10.000000            12.589326
   01/01/2004                                                                    12.589326            14.587130
   01/01/2005                                                                    14.587130            16.847404
=============                                                                    =========            =========



                                                                                 NUMBER OF
                                                                                ACCUMULATION
                                                                                   UNITS
                                                                               OUTSTANDING AT
                                                                               END OF PERIOD
                                                                              ---------------
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   74,639.3149
   01/01/2005                                                                   43,578.6208
=============                                                                   ===========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                       10.0000
   01/01/2002                                                                       10.0000
   01/01/2003                                                                        0.0000
   01/01/2004                                                                        0.0000
=============                                                                   ===========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                    2,255.5610
=============                                                                   ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                        0.0000
   01/01/2005                                                                    1,397.4431
=============                                                                   ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                   79,544.2847
=============                                                                   ===========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        0.5794
   01/01/2005                                                                        0.0000
=============                                                                   ===========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                       10.0000
   01/01/2003                                                                        0.0000
   01/01/2004                                                                      591.8326
   01/01/2005                                                                      589.3334
=============                                                                   ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                      173.3580
   01/01/2002                                                                   10,833.8340
   01/01/2003                                                                  168,382.9138
   01/01/2004                                                                  271,643.7885
   01/01/2005                                                                  277,020.8442
=============                                                                  ============
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                   16,218.1039
   01/01/2004                                                                   16,740.3174
   01/01/2005                                                                   14,487.2181
=============                                                                  ============

                              1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                 to       12/31/2001
   01/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       04/30/2005
=============                                                                ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       04/30/2004
=============                                                                ====      ==========
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                 to       12/31/2001
   01/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       04/30/2004
=============                                                                ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========



                                                                               ACCUMULATION         ACCUMULATION
                                                                              UNIT VALUE AT        UNIT VALUE AT
                                                                               BEGINNING OF            END OF
                                                                                  PERIOD               PERIOD
                                                                             ---------------      ---------------
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    8.705366             9.612991
   01/01/2005                                                                    9.612991             9.856596
=============                                                                    ========             ========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    9.564860            10.367887
   01/01/2005                                                                   10.367887            11.562016
=============                                                                   =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                   10.740070            11.505159
=============                                                                   =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                    8.158267             7.945482
   01/01/2002                                                                    7.945482             6.044010
   01/01/2003                                                                    6.044010             7.601675
   01/01/2004                                                                    7.601675             8.238601
   01/01/2005                                                                    8.238601             7.850487
=============                                                                   =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                   10.000000             8.263852
   01/01/2003                                                                    8.263852             9.864141
   01/01/2004                                                                    9.864141            10.770073
   01/01/2005                                                                   10.770073            11.308589
=============                                                                   =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                   10.000000            11.797482
   01/01/2004                                                                   11.797482            11.997376
=============                                                                   =========            =========
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                   10.665345            10.908456
   01/01/2002                                                                   10.908456            11.591189
   01/01/2003                                                                   11.591189            12.533942
   01/01/2004                                                                   12.533942            12.484757
=============                                                                   =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   10.924556            11.806694
   01/01/2005                                                                   11.806694            12.330450
=============                                                                   =========            =========



                                                                                NUMBER OF
                                                                               ACCUMULATION
                                                                                  UNITS
                                                                              OUTSTANDING AT
                                                                              END OF PERIOD
                                                                             ---------------
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       0.0000
   01/01/2005                                                                   2,241.2549
=============                                                                   ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 142,638.4997
   01/01/2005                                                                 102,774.4863
=============                                                                 ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                  68,951.0156
=============                                                                 ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                      12.2575
   01/01/2002                                                                      12.2575
   01/01/2003                                                                       0.0000
   01/01/2004                                                                       0.0000
   01/01/2005                                                                       0.0000
=============                                                                 ============
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                   4,319.9123
   01/01/2003                                                                  53,285.9772
   01/01/2004                                                                  54,441.8442
   01/01/2005                                                                  49,279.1751
=============                                                                 ============
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                       0.0000
   01/01/2004                                                                       0.0000
=============                                                                 ============
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                       9.3762
   01/01/2002                                                                     916.3955
   01/01/2003                                                                   2,339.6784
   01/01/2004                                                                   2,879.8433
=============                                                                 ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  10,821.3806
   01/01/2005                                                                  11,085.3529
=============                                                                 ============

                                   1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                            13.158597            11.933961
   01/01/2002                                                                            11.933961             7.752653
   01/01/2003                                                                             7.752653             9.893753
   01/01/2004                                                                             9.893753            10.084335
=============                                                                            =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                            14.011787            12.576934
   01/01/2002                                                                            12.576934             8.609956
   01/01/2003                                                                             8.609956            11.208363
   01/01/2004                                                                            11.208363            11.351579
   01/01/2005                                                                            11.351579            11.763177
=============                                                                            =========            =========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            12.031163            12.792619
   01/01/2005                                                                            12.792619            13.911464
=============                                                                            =========            =========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                            11.207439            12.161685
   01/01/2002                                                                            12.161685             8.518278
   01/01/2003                                                                             8.518278            11.482618
   01/01/2004                                                                            11.482618            11.683449
=============                                                                            =========            =========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            17.961102            18.990743
   01/01/2005                                                                            18.990743            19.130722
=============                                                                            =========            =========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   04/10/2001                                                                             9.813112             9.924556
   01/01/2002                                                                             9.924556             9.631487
   01/01/2003                                                                             9.631487            11.629367
   01/01/2004                                                                            11.629367            12.513638
   01/01/2005                                                                            12.513638            12.798080
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                              331.8841
   01/01/2002                                                                              715.8196
   01/01/2003                                                                              707.7567
   01/01/2004                                                                              707.7567
=============                                                                              ========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                                7.1368
   01/01/2002                                                                            1,474.9209
   01/01/2003                                                                            2,781.6558
   01/01/2004                                                                           13,853.7463
   01/01/2005                                                                           15,780.8324
=============                                                                           ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                              971.5539
   01/01/2005                                                                              916.7716
=============                                                                           ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                                8.9226
   01/01/2002                                                                               93.1179
   01/01/2003                                                                               78.8962
   01/01/2004                                                                              998.4306
=============                                                                           ===========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            1,168.6701
   01/01/2005                                                                            1,119.8768
=============                                                                           ===========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   04/10/2001                                                                               10.1904
   01/01/2002                                                                              286.7113
   01/01/2003                                                                            1,287.0200
   01/01/2004                                                                            1,819.4922
   01/01/2005                                                                            3,394.0360
=============                                                                           ===========

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  04/10/2001         to       12/31/2001           10.898695            11.315125                9.1754
  01/01/2002         to       12/31/2002           11.315125            11.897675            1,825.4716
  01/01/2003         to       12/31/2003           11.897675            11.960083            1,826.3609
  01/01/2004         to       12/31/2004           11.960083            11.961732            1,814.8498
  01/01/2005         to       12/31/2005           11.961732            11.867987            2,780.5521
============        ====      ==========           =========            =========            ==========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  04/10/2001         to       12/31/2001            8.168710             8.085799               12.2418
  01/01/2002         to       12/31/2002            8.085799             6.335664               12.2418
  01/01/2003         to       12/31/2003            6.335664             8.113168                0.0000
  01/01/2004         to       12/31/2004            8.113168             8.829449                0.0000
  01/01/2005         to       12/31/2005            8.829449             8.974888                0.0000
============        ====      ==========           =========            =========            ==========
 PIMCO VIT TOTAL RETURN SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  04/10/2001         to       12/31/2001           10.990799            11.459325           31,005.3872
  01/01/2002         to       12/31/2002           11.459325            12.277043           37,337.3338
  01/01/2003         to       12/31/2003           12.277043            12.667701           37,093.3186
  01/01/2004         to       12/31/2004           12.667701            13.044403           33,309.0539
  01/01/2005         to       12/31/2005           13.044403            13.126659           34,087.9483
============        ====      ==========           =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.579412            11.190345                8.6360
  01/01/2002         to       12/31/2002           11.190345             8.903701                8.6360
  01/01/2003         to       12/31/2003            8.903701            11.139506                0.0000
  01/01/2004         to       12/31/2004           11.139506            12.155928                0.0000
  01/01/2005         to       12/31/2005           12.155928            12.563934                0.0000
============        ====      ==========           =========            =========           ===========
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.886743            11.004394              635.5936
  01/01/2002         to       12/31/2002           11.004394             7.500515            1,036.0499
  01/01/2003         to       12/31/2003            7.500515             9.810046            1,026.7947
  01/01/2004         to       12/31/2004            9.810046            11.427320            1,026.4894
  01/01/2005         to       12/31/2005           11.427320            12.587676              269.3584
============        ====      ==========           =========            =========           ===========
 SCUDDER VARIABLE SERIES II
 DWS GOVERNMENT AND AGENCY SECURITIES VIP SUB-ACCOUNT (SERIES II)
  04/10/2001         to       12/31/2001           11.799539            12.207514                8.4749
  01/01/2002         to       12/31/2002           12.207514            12.955100              573.4382
  01/01/2003         to       12/31/2003           12.955100            13.011200              521.2509
  01/01/2004         to       12/31/2004           13.011200            13.257919                0.0000
  01/01/2005         to       12/31/2005           13.257919            13.357193                0.0000
============        ====      ==========           =========            =========           ===========

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 DWS SMALL CAP GROWTH VIP SUB-ACCOUNT (SERIES II)
  04/10/2001         to       12/31/2001           9.865125             9.553958               10.1367
  01/01/2002         to       12/31/2002           9.553958             6.243156              194.2877
  01/01/2003         to       12/31/2003           6.243156             8.151985                0.0000
  01/01/2004         to       12/31/2004           8.151985             8.888694                0.0000
  01/01/2005         to       12/31/2005           8.888694             9.347852                0.0000
============        ====      ==========           ========             ========              ========

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2005. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. The charts present accumulation unit values based upon which riders you select. The charts are in addition to the charts in the prospectus.




CLASS B




                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           11.401035            11.170733            2,193.1556
  01/01/2002         to       12/31/2002           11.170733             8.319806            8,582.8946
  01/01/2003         to       12/31/2003            8.319806            10.610223            9,077.3115
  01/01/2004         to       12/31/2004           10.610223            11.138793            4,978.2520
  01/01/2005         to       12/31/2005           11.138793            11.937104            4,962.9851
============        ====      ==========           =========            =========            ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           10.460362             9.542879            2,521.5419
  01/01/2002         to       12/31/2002            9.542879             7.923193            2,519.2420
  01/01/2003         to       12/31/2003            7.923193            10.068687            2,505.0229
  01/01/2004         to       12/31/2004           10.068687            12.293226            1,933.1765
  01/01/2005         to       12/31/2005           12.293226            14.274871            2,195.9574
============        ====      ==========           =========            =========            ==========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCT TRUST
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
  04/02/2001         to       12/31/2001            9.492602             8.908162               10.5345
  01/01/2002         to       12/31/2002            8.908162             7.142932            2,140.4107
  01/01/2003         to       12/31/2003            7.142932             9.298745           14,204.3885
  01/01/2004         to       12/31/2004            9.298745            10.851748           24,984.2603
  01/01/2005         to       12/31/2005           10.851748            11.771900           29,412.9293
============        ====      ==========           =========            =========           ===========
 TEMPLETON GROWTH SECURITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           12.599543            12.933004                7.9368
  01/01/2002         to       12/31/2002           12.933004            10.379482              600.0213
  01/01/2003         to       12/31/2003           10.379482            13.504219              589.6139
  01/01/2004         to       12/31/2004           13.504219            15.426876              587.5037
  01/01/2005         to       12/31/2005           15.426876            16.536666              585.4253
============        ====      ==========           =========            =========           ===========

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           17.111181            17.121564            1,376.6355
  01/01/2002         to       12/31/2002           17.121564            12.623646            2,823.7567
  01/01/2003         to       04/24/2003           12.623646            13.106879            2,819.1219
============        ====      ==========           =========            =========            ==========
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           11.366251            10.501147              470.9543
  01/01/2002         to       12/31/2002           10.501147             8.632060              470.9543
  01/01/2003         to       04/25/2003            8.632060             8.383197              470.9543
============        ====      ==========           =========            =========            ==========
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.042663            13.387055            4,848.5062
  01/01/2002         to       12/31/2002           13.387055            14.313884           39,967.4057
  01/01/2003         to       12/31/2003           14.313884            14.623334           51,060.5203
  01/01/2004         to       11/19/2004           14.623334            14.985048           59,273.7047
============        ====      ==========           =========            =========           ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           14.909620            15.700656              559.8207
  01/01/2002         to       12/31/2002           15.700656            11.466409            1,808.7533
  01/01/2003         to       12/31/2003           11.466409            15.038501            2,564.0067
  01/01/2004         to       11/19/2004           15.038501            16.169597            2,469.2074
============        ====      ==========           =========            =========           ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            11.980868            1,956.3825
  01/01/2004         to       12/31/2004           11.980868            13.887916            6,539.6704
  01/01/2005         to       12/31/2005           13.887916            14.214885            7,926.6038
============        ====      ==========           =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.959643            13.962133            8,168.4712
  01/01/2002         to       12/31/2002           13.962133            13.668578           16,133.3381
  01/01/2003         to       12/31/2003           13.668578            16.036858          113,250.8997
  01/01/2004         to       12/31/2004           16.036858            17.079057          101,893.0522
  01/01/2005         to       12/31/2005           17.079057            17.068231           74,375.2510
============        ====      ==========           =========            =========          ============
 LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            9.170160            10.595365                0.0000
  01/01/2002         to       12/31/2002           10.595365             7.392581            2,755.2698
  01/01/2003         to       04/25/2003            7.392581             7.503232            2,752.0619
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           42.480556            47.094351           15,293.1836
  01/01/2005         to       12/31/2005           47.094351            48.076720           12,568.3339
============        ====      ==========           =========            =========          ============

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  04/02/2001         to       12/31/2001           12.328241            12.139920            5,756.2592
  01/01/2002         to       12/31/2002           12.139920             8.336069            4,507.4375
  01/01/2003         to       12/31/2003            8.336069            10.266527            6,372.4912
  01/01/2004         to       04/30/2004           10.266527            10.072988            6,451.1218
============        ====      ==========           =========            =========            ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           39.910653            41.344503           17,245.9811
  01/01/2002         to       12/31/2002           41.344503            33.332049           26,942.6715
  01/01/2003         to       12/31/2003           33.332049            42.905952           71,691.6496
  01/01/2004         to       12/31/2004           42.905952            47.587002           68,471.3810
  01/01/2005         to       12/31/2005           47.587002            48.446417           58,121.9750
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
  05/01/2002         to       12/31/2002           10.815494             8.318328               80.7748
  01/01/2003         to       12/31/2003            8.318328            10.224189              425.0698
  01/01/2004         to       04/30/2004           10.224189            10.020717              424.5266
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
  04/12/2001         to       12/31/2001           11.957464            12.219247            3,223.7328
  01/01/2002         to       12/31/2002           12.219247            10.610126            7,856.6885
  01/01/2003         to       12/31/2003           10.610126            13.074268            8,210.9174
  01/01/2004         to       04/30/2004           13.074268            13.278657            8,063.0451
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            8.163640             8.809572            2,043.6725
  01/01/2002         to       12/31/2002            8.809572             6.556337            5,364.3615
  01/01/2003         to       12/31/2003            6.556337             8.760522            9,045.4348
  01/01/2004         to       12/31/2004            8.760522             9.698886            9,054.9744
  01/01/2005         to       12/31/2005            9.698886             9.987647           11,147.1527
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           15.845706            17.438226            4,641.5827
  01/01/2002         to       12/31/2002           17.438226            15.524450           18,885.4863
  01/01/2003         to       12/31/2003           15.524450            19.241447           34,023.1182
  01/01/2004         to       12/31/2004           19.241447            23.586938           37,285.8459
  01/01/2005         to       12/31/2005           23.586938            25.094115           37,149.8014
============        ====      ==========           =========            =========           ===========

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            8.739813             8.371336            1,930.9534
  01/01/2002         to       12/31/2002            8.371336             7.269814            5,925.7458
  01/01/2003         to       12/31/2003            7.269814             9.451731           47,789.4642
  01/01/2004         to       12/31/2004            9.451731            11.126240           96,389.9982
  01/01/2005         to       12/31/2005           11.126240            12.759052           97,625.0930
============        ====      ==========           =========            =========           ===========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           10.041941            10.142360                9.9589
  01/01/2002         to       12/31/2002           10.142360            10.095827           15,478.5104
  01/01/2003         to       12/31/2003           10.095827             9.983712           11,961.9825
  01/01/2004         to       12/31/2004            9.983712             9.892782           78,810.9568
  01/01/2005         to       04/30/2005            9.892782             9.900879                0.0000
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005            7.897927             8.567167           95,134.7548
============        ====      ==========           =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.610052            12.022053          252,587.0740
  01/01/2005         to       12/31/2005           12.022053            12.103714          193,743.2413
============        ====      ==========           =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  (FORMERLY TEMPLETON GLOBAL INCOME SECURITIES SUB-ACCOUNT (CLASS 2))
  04/02/2001         to       12/31/2001            9.755873            10.132982               10.2502
  01/01/2002         to       12/31/2002           10.132982            12.087221               10.2502
  01/01/2003         to       12/31/2003           12.087221            14.571765                0.0000
  01/01/2004         to       04/30/2004           14.571765            14.178039                0.0000
============        ====      ==========           =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.031953            14.245441                7.6734
  01/01/2002         to       12/31/2002           14.245441            11.053795            1,002.2128
  01/01/2003         to       12/31/2003           11.053795            13.961730            1,027.7213
  01/01/2004         to       12/31/2004           13.961730            16.265910            1,067.4580
  01/01/2005         to       12/31/2005           16.265910            17.583892            1,066.2679
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.075452            11.989635            9,867.2327
  01/01/2005         to       12/31/2005           11.989635            12.552755           17,229.1185
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN LARGE CAP GROWTH SECURITIES SUB-ACCOUNT (CLASS 2))
  04/02/2001         to       12/31/2001           13.874050            13.290455            1,267.3965
  01/01/2002         to       12/31/2002           13.290455            10.051367            2,305.8395
  01/01/2003         to       12/31/2003           10.051367            12.563726            2,298.6318
  01/01/2004         to       04/30/2004           12.563726            12.572003            2,298.6318
============        ====      ==========           =========            =========          ============

                     1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   04/02/2001                                               to       12/31/2001
   01/01/2002                                               to       12/31/2002
   01/01/2003                                               to       12/31/2003
   01/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                               to       12/31/2001
   01/01/2002                                               to       12/31/2002
   01/01/2003                                               to       12/31/2003
   01/01/2004                                               to       04/30/2004
=============                                              ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                               to       12/31/2002
   01/01/2003                                               to       12/31/2003
   01/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                               to       12/31/2001
   01/01/2002                                               to       12/31/2002
   01/01/2003                                               to       12/31/2003
   01/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========



                                                                                                        NUMBER OF
                                                             ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                            UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                             BEGINNING OF            END OF           OUTSTANDING AT
                                                                PERIOD               PERIOD           END OF PERIOD
                                                           ---------------      ---------------      ---------------
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   04/02/2001                                                  7.615300             8.226988            1,613.9483
   01/01/2002                                                  8.226988             4.533110            3,621.6049
   01/01/2003                                                  4.533110             6.098811          109,954.3551
   01/01/2004                                                  6.098811             7.075043          134,925.7963
   01/01/2005                                                  7.075043             7.985522           98,230.0301
=============                                                  ========             ========          ============
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 12.248977            13.045836            6,533.9778
   01/01/2005                                                 13.045836            14.222221            4,598.1353
=============                                                 =========            =========          ============
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                 11.207439            12.184460                8.9226
   01/01/2002                                                 12.184460             8.555648                8.9226
   01/01/2003                                                  8.555648            11.561812            2,345.8869
   01/01/2004                                                 11.561812            11.773691            6,652.2662
=============                                                 =========            =========          ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                  9.998726            10.465357           16,798.6109
=============                                                 =========            =========          ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                 43.554407            43.697348              894.8783
=============                                                 =========            =========          ============
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                  9.900743             9.995128           71,699.1752
=============                                                 =========            =========          ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                 10.000000             7.808491            6,018.1804
   01/01/2003                                                  7.808491            10.567500           10,572.2917
   01/01/2004                                                 10.567500            11.341842           28,242.9990
   01/01/2005                                                 11.341842            11.782494           27,031.3622
=============                                                 =========            =========          ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                 10.197092            10.144691            1,905.9408
   01/01/2002                                                 10.144691             8.335400           11,033.7659
   01/01/2003                                                  8.335400            10.729806          116,702.4230
   01/01/2004                                                 10.729806            11.847038          186,284.9180
   01/01/2005                                                 11.847038            12.847742          166,649.5060
=============                                                 =========            =========          ============

                         1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       04/30/2005
=============                                                      ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   04/10/2001                                                       to       12/31/2001
   01/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========



                                                                                                                NUMBER OF
                                                                     ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                    UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                     BEGINNING OF            END OF           OUTSTANDING AT
                                                                        PERIOD               PERIOD           END OF PERIOD
                                                                   ---------------      ---------------      ---------------
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            12.610360           13,265.5343
   01/01/2004                                                         12.610360            14.648163           15,678.7576
   01/01/2005                                                         14.648163            16.960108           14,478.7883
=============                                                         =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                          9.723681            11.668521           28,707.3898
=============                                                         =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            11.720239                0.0000
   01/01/2004                                                         11.720239            12.078039            2,706.9303
   01/01/2005                                                         12.078039            11.103774                0.0000
=============                                                         =========            =========           ===========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                         10.000000             8.277696           18,696.6270
   01/01/2003                                                          8.277696             9.905380           66,626.9804
   01/01/2004                                                          9.905380            10.842241           72,382.2899
   01/01/2005                                                         10.842241            11.412777           51,930.3208
=============                                                         =========            =========           ===========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2002                                                         10.000000             9.114200              176.5401
   01/01/2003                                                          9.114200            10.475325            1,495.5056
   01/01/2004                                                         10.475325            11.447329            6,108.7161
   01/01/2005                                                         11.447329            11.593093            5,839.8743
=============                                                         =========            =========           ===========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         14.190605            16.603445                0.0000
=============                                                         =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2003                                                         10.000000            12.025534              271.6234
   01/01/2004                                                         12.025534            13.239350            4,210.1333
   01/01/2005                                                         13.239350            13.754048            4,130.6141
=============                                                         =========            =========           ===========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   04/10/2001                                                         11.579412            11.210673            1,342.5056
   01/01/2002                                                         11.210673             8.942238            2,043.8923
   01/01/2003                                                          8.942238            11.215695            9,336.6909
   01/01/2004                                                         11.215695            12.269782            8,858.2789
   01/01/2005                                                         12.269782            12.713260            8,445.0789
=============                                                         =========            =========           ===========

CLASS B




                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           11.401035            11.162385            7,311.7802
  01/01/2002         to       12/31/2002           11.162385             8.305264           10,417.8186
  01/01/2003         to       12/31/2003            8.305264            10.581112           10,965.8865
  01/01/2004         to       12/31/2004           10.581112            11.097097           11,231.4951
  01/01/2005         to       12/31/2005           11.097097            11.880570           10,778.7236
============        ====      ==========           =========            =========           ===========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           10.460362             9.535727              526.3286
  01/01/2002         to       12/31/2002            9.535727             7.909335              541.3707
  01/01/2003         to       12/31/2003            7.909335            10.041034                0.0000
  01/01/2004         to       12/31/2004           10.041034            12.247186                0.0000
  01/01/2005         to       12/31/2005           12.247186            14.207240              183.8374
============        ====      ==========           =========            =========           ===========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCT TRUST
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
  04/02/2001         to       12/31/2001            9.492602             8.901506              461.4075
  01/01/2002         to       12/31/2002            8.901506             7.130450            2,807.8021
  01/01/2003         to       12/31/2003            7.130450             9.273224            5,311.9503
  01/01/2004         to       12/31/2004            9.273224            10.811123           25,691.3114
  01/01/2005         to       12/31/2005           10.811123            11.716144           34,900.0447
============        ====      ==========           =========            =========           ===========
 TEMPLETON GROWTH SECURITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           12.599543            12.923341                7.9368
  01/01/2002         to       12/31/2002           12.923341            10.361354              325.8700
  01/01/2003         to       12/31/2003           10.361354            13.467177              328.0052
  01/01/2004         to       12/31/2004           13.467177            15.369147              307.8469
  01/01/2005         to       12/31/2005           15.369147            16.458365              296.6920
============        ====      ==========           =========            =========           ===========
 MET INVESTORS SERIES TRUST
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           17.111181            17.108764              657.8996
  01/01/2002         to       12/31/2002           17.108764            12.601558            1,964.5527
  01/01/2003         to       04/24/2003           12.601558            13.079856            2,343.6620
============        ====      ==========           =========            =========           ===========
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           11.366251            10.493282                8.7980
  01/01/2002         to       12/31/2002           10.493282             8.616959                8.7980
  01/01/2003         to       04/25/2003            8.616959             8.365912                0.0000
============        ====      ==========           =========            =========           ===========

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.042663            13.377050            5,219.7784
  01/01/2002         to       12/31/2002           13.377050            14.288890           20,958.8089
  01/01/2003         to       12/31/2003           14.288890            14.583206           29,940.8037
  01/01/2004         to       11/19/2004           14.583206            14.930708           37,882.3270
============        ====      ==========           =========            =========           ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           14.909620            15.688912            1,512.3557
  01/01/2002         to       12/31/2002           15.688912            11.446361            1,526.7737
  01/01/2003         to       12/31/2003           11.446361            14.997217              838.8436
  01/01/2004         to       11/19/2004           14.997217            16.110947              835.5955
============        ====      ==========           =========            =========           ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            11.972863                0.0000
  01/01/2004         to       12/31/2004           11.972863            13.864733            4,589.4366
  01/01/2005         to       12/31/2005           13.864733            14.177012            6,246.4833
============        ====      ==========           =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.959185            13.951241            8,553.7396
  01/01/2002         to       12/31/2002           13.951241            13.644245          103,615.7632
  01/01/2003         to       12/31/2003           13.644245            15.992320          186,800.7013
  01/01/2004         to       12/31/2004           15.992320            17.014558          118,553.3450
  01/01/2005         to       12/31/2005           17.014558            16.986823          139,493.6525
============        ====      ==========           =========            =========          ============
 LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            9.170160            10.587451            1,338.0137
  01/01/2002         to       12/31/2002           10.587451             7.379656            5,878.5934
  01/01/2003         to       04/25/2003            7.379656             7.487776            6,890.6689
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           41.872288            46.389254           19,179.7826
  01/01/2005         to       12/31/2005           46.389254            47.309714           17,700.1080
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  04/02/2001         to       12/31/2001           12.328241            12.130840           10,835.3030
  01/01/2002         to       12/31/2002           12.130840             8.321485           13,981.5352
  01/01/2003         to       12/31/2003            8.321485            10.238325           13,664.4029
  01/01/2004         to       04/30/2004           10.238325            10.042015           13,855.8228
============        ====      ==========           =========            =========          ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           39.909345            41.312239           15,514.9738
  01/01/2002         to       12/31/2002           41.312239            33.272684          100,186.4942
  01/01/2003         to       12/31/2003           33.272684            42.786777          132,230.3034
  01/01/2004         to       12/31/2004           42.786777            47.407274          124,235.7989
  01/01/2005         to       12/31/2005           47.407274            48.215337          113,963.9762
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
  05/01/2002         to       12/31/2002           10.803813             8.303774              241.0308
  01/01/2003         to       12/31/2003            8.303774            10.196100              699.2060
  01/01/2004         to       04/30/2004           10.196100             9.989902              699.2060
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
  04/12/2001         to       12/31/2001           11.957464            12.210438           12,778.4336
  01/01/2002         to       12/31/2002           12.210438            10.591865           13,616.7431
  01/01/2003         to       12/31/2003           10.591865            13.038724           15,959.9159
  01/01/2004         to       04/30/2004           13.038724            13.238207           15,991.9133
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            8.163640             8.802984            9,292.0785
  01/01/2002         to       12/31/2002            8.802984             6.544880           21,387.1753
  01/01/2003         to       12/31/2003            6.544880             8.736494           26,241.0823
  01/01/2004         to       12/31/2004            8.736494             9.662589           20,260.2402
  01/01/2005         to       12/31/2005            9.662589             9.940352           19,110.0319
============        ====      ==========           =========            =========          ============
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           15.845706            17.425201           11,660.6097
  01/01/2002         to       12/31/2002           17.425201            15.497327           33,631.0251
  01/01/2003         to       12/31/2003           15.497327            19.188657           40,858.0245
  01/01/2004         to       12/31/2004           19.188657            23.498662           53,879.2163
  01/01/2005         to       12/31/2005           23.498662            24.975286           64,796.1183
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            8.739526             8.364799            5,535.7263
  01/01/2002         to       12/31/2002            8.364799             7.256874           48,101.6017
  01/01/2003         to       12/31/2003            7.256874             9.425479           63,712.7516
  01/01/2004         to       12/31/2004            9.425479            11.084222          115,450.5339
  01/01/2005         to       12/31/2005           11.084222            12.698204          149,576.1978
============        ====      ==========           =========            =========          ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           10.041611            10.134443           36,451.6327
  01/01/2002         to       12/31/2002           10.134443            10.077868          333,927.2498
  01/01/2003         to       12/31/2003           10.077868             9.955999          380,669.4091
  01/01/2004         to       12/31/2004            9.955999             9.855432          350,199.1193
  01/01/2005         to       04/30/2005            9.855432             9.860283                0.0000
============        ====      ==========           =========            =========          ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005            7.865453             8.526290          199,821.6503
============        ====      ==========           =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.573887            11.976661          340,152.8475
  01/01/2005         to       12/31/2005           11.976661            12.045993          310,961.1468
============        ====      ==========           =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  (FORMERLY TEMPLETON GLOBAL INCOME SECURITIES SUB-ACCOUNT (CLASS 2))
  04/02/2001         to       12/31/2001            9.755873            10.125396               10.2502
  01/01/2002         to       12/31/2002           10.125396            12.066122               10.2502
  01/01/2003         to       12/31/2003           12.066122            14.531807                0.0000
  01/01/2004         to       04/30/2004           14.531807            14.134513                0.0000
============        ====      ==========           =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.031953            14.234792            2,152.2695
  01/01/2002         to       12/31/2002           14.234792            11.034466            6,352.2446
  01/01/2003         to       12/31/2003           11.034466            13.923398            7,251.1998
  01/01/2004         to       12/31/2004           13.923398            16.204999            7,156.5539
  01/01/2005         to       12/31/2005           16.204999            17.500594            6,883.6823
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.014845            11.916121           20,452.0217
  01/01/2005         to       12/31/2005           11.916121            12.463356           31,615.2976
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN LARGE CAP GROWTH SECURITIES SUB-ACCOUNT (CLASS 2))
  04/02/2001         to       12/31/2001           13.874050            13.280510               83.3622
  01/01/2002         to       12/31/2002           13.280510            10.033783              509.4551
  01/01/2003         to       12/31/2003           10.033783            12.529229              512.3333
  01/01/2004         to       04/30/2004           12.529229            12.533363              520.8474
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            7.615046             8.220557            1,372.2868
  01/01/2002         to       12/31/2002            8.220557             4.525032           77,425.7419
  01/01/2003         to       12/31/2003            4.525032             6.081870          187,981.8823
  01/01/2004         to       12/31/2004            6.081870             7.048322          175,594.4137
  01/01/2005         to       12/31/2005            7.048322             7.947436          175,300.7845
============        ====      ==========           =========            =========          ============

                         1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                       to       12/31/2001
   01/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       04/30/2004
=============                                                      ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                       to       12/31/2001
   01/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========



                                                                                                                NUMBER OF
                                                                     ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                    UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                     BEGINNING OF            END OF           OUTSTANDING AT
                                                                        PERIOD               PERIOD           END OF PERIOD
                                                                   ---------------      ---------------      ---------------
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                         12.161383            12.943954            5,124.6290
   01/01/2005                                                         12.943954            14.097094            3,520.0072
=============                                                         =========            =========            ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                         11.207439            12.175342            1,589.3950
   01/01/2002                                                         12.175342             8.540681            3,043.2107
   01/01/2003                                                          8.540681            11.530067            5,315.3579
   01/01/2004                                                         11.530067            11.737509            5,262.7047
=============                                                         =========            =========            ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                          9.998644            10.458340           23,167.9952
=============                                                         =========            =========           ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         42.619530            42.731058            3,311.4787
=============                                                         =========            =========           ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                          9.860067             9.947469          292,790.8318
=============                                                         =========            =========          ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                         10.000000             7.803262            1,733.9391
   01/01/2003                                                          7.803262            10.549879            8,213.9793
   01/01/2004                                                         10.549879            11.311583           17,927.5627
   01/01/2005                                                         11.311583            11.739347           21,384.8451
=============                                                         =========            =========          ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                         10.196756            10.136771            9,127.4963
   01/01/2002                                                         10.136771             8.320551          108,702.5335
   01/01/2003                                                          8.320551            10.699997          186,166.8661
   01/01/2004                                                         10.699997            11.802287          212,709.5808
   01/01/2005                                                         11.802287            12.786459          232,576.1332
=============                                                         =========            =========          ============
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            12.601949            1,618.8737
   01/01/2004                                                         12.601949            14.623726            1,429.0335
   01/01/2005                                                         14.623726            16.914945            1,390.2412
=============                                                         =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                          9.694501            11.625804           95,428.7817
=============                                                         =========            =========          ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
  05/01/2003         to       12/31/2003           10.000000            11.712423                0.0000
  01/01/2004         to       12/31/2004           11.712423            12.057889            1,132.3294
  01/01/2005         to       04/30/2005           12.057889            11.081632                0.0000
============        ====      ==========           =========            =========            ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             8.272157            8,529.8174
  01/01/2003         to       12/31/2003            8.272157             9.888863           29,813.9350
  01/01/2004         to       12/31/2004            9.888863            10.813315           29,741.8297
  01/01/2005         to       12/31/2005           10.813315            11.370986           29,243.8069
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             9.108103               10.0000
  01/01/2003         to       12/31/2003            9.108103            10.457852                0.0000
  01/01/2004         to       12/31/2004           10.457852            11.416784            6,128.0463
  01/01/2005         to       12/31/2005           11.416784            11.550635            9,577.5130
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005           14.075179            16.457492              462.7982
============        ====      ==========           =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            12.017508                0.0000
  01/01/2004         to       12/31/2004           12.017508            13.217257            3,566.4926
  01/01/2005         to       12/31/2005           13.217257            13.717413            4,412.7970
============        ====      ==========           =========            =========           ===========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.579412            11.202545              206.9405
  01/01/2002         to       12/31/2002           11.202545             8.926812            6,553.3512
  01/01/2003         to       12/31/2003            8.926812            11.185167            6,525.7520
  01/01/2004         to       12/31/2004           11.185167            12.224123            6,497.9522
  01/01/2005         to       12/31/2005           12.224123            12.653328            7,120.0547
============        ====      ==========           =========            =========           ===========

DISCONTINUED INVESTMENT PORTFOLIOS. See Appendix A "Condensed Financial Information - Discontinued Investment Portfolios" in the prospectus.

CLASS B




                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  01/01/2001         to       12/31/2001           14.783765            11.183281          293,287.9725
  01/01/2002         to       12/31/2002           11.183281             8.341693          239,036.9951
  01/01/2003         to       12/31/2003            8.341693            10.654094          205,733.6639
  01/01/2004         to       12/31/2004           10.654094            11.201681          181,618.5554
  01/01/2005         to       12/31/2005           11.201681            12.022461           23,869.0305
============        ====      ==========           =========            =========          ============
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  01/01/2001         to       12/31/2001           12.671029             9.553604           56,837.5896
  01/01/2002         to       12/31/2002            9.553604             7.944031           42,392.2720
  01/01/2003         to       12/31/2003            7.944031            10.110304           35,156.6462
  01/01/2004         to       12/31/2004           10.110304            12.362600           22,877.5558
  01/01/2005         to       12/31/2005           12.362600            14.376903            1,558.8134
============        ====      ==========           =========            =========          ============
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCT TRUST
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
  04/02/2001         to       12/31/2001            9.492602             8.918168            6,621.7671
  01/01/2002         to       12/31/2002            8.918168             7.161705           21,235.7970
  01/01/2003         to       12/31/2003            7.161705             9.337160           73,464.6917
  01/01/2004         to       12/31/2004            9.337160            10.912970          132,483.3354
  01/01/2005         to       12/31/2005           10.912970            11.856027          132,565.7501
============        ====      ==========           =========            =========          ============
 TEMPLETON GROWTH SECURITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           12.599543            12.947524            3,810.8682
  01/01/2002         to       12/31/2002           12.947524            10.406767            7,728.0120
  01/01/2003         to       12/31/2003           10.406767            13.560020            6,940.2697
  01/01/2004         to       12/31/2004           13.560020            15.513927            6,618.6154
  01/01/2005         to       12/31/2005           15.513927            16.654863            4,298.3452
============        ====      ==========           =========            =========          ============
 MET INVESTORS SERIES TRUST
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           17.111181            17.140791            7,969.7273
  01/01/2002         to       12/31/2002           17.140791            12.656819           15,161.5770
  01/01/2003         to       04/24/2003           12.656819            13.147480           16,687.6055
============        ====      ==========           =========            =========          ============
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           11.366251            10.512950              613.0395
  01/01/2002         to       12/31/2002           10.512950             8.654755            1,423.4311
  01/01/2003         to       04/25/2003            8.654755             8.409175            1,413.9383
============        ====      ==========           =========            =========          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.042663            13.402074           15,219.3489
  01/01/2002         to       12/31/2002           13.402074            14.351445           88,634.3373
  01/01/2003         to       12/31/2003           14.351445            14.683714          170,135.5102
  01/01/2004         to       11/19/2004           14.683714            15.066905          193,531.1902
============        ====      ==========           =========            =========          ============
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           14.909620            15.718285           21,168.7305
  01/01/2002         to       12/31/2002           15.718285            11.496546           27,735.0663
  01/01/2003         to       12/31/2003           11.496546            15.100620           28,539.6568
  01/01/2004         to       11/19/2004           15.100620            16.257944           27,326.2094
============        ====      ==========           =========            =========          ============
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            11.992867           24,527.2961
  01/01/2004         to       12/31/2004           11.992867            13.922739           49,658.8786
  01/01/2005         to       12/31/2005           13.922739            14.271853           23,751.7083
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.960333            13.978494           24,768.8353
  01/01/2002         to       12/31/2002           13.978494            13.705136          114,804.8029
  01/01/2003         to       12/31/2003           13.705136            16.103871          199,086.9132
  01/01/2004         to       12/31/2004           16.103871            17.176230          182,155.1125
  01/01/2005         to       12/31/2005           17.176230            17.191034          299,801.3907
============        ====      ==========           =========            =========          ============
 LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            9.170160            10.607266            8,257.3886
  01/01/2002         to       12/31/2002           10.607266             7.412032           13,938.2582
  01/01/2003         to       04/25/2003            7.412032             7.526499           13,940.0943
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           43.409333            48.171871           69,889.3339
  01/01/2005         to       12/31/2005           48.171871            49.250312           62,011.2636
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  01/01/2001         to       12/31/2001           14.096940            12.153563          468,035.6256
  01/01/2002         to       12/31/2002           12.153563             8.357993          372,636.7447
  01/01/2003         to       12/31/2003            8.357993            10.308953          314,408.9589
  01/01/2004         to       04/30/2004           10.308953            10.119601           47,414.5357
============        ====      ==========           =========            =========          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           39.912615            41.392944           41,612.6312
  01/01/2002         to       12/31/2002           41.392944            33.421284          152,027.0401
  01/01/2003         to       12/31/2003           33.421284            43.085314          236,541.4192
  01/01/2004         to       12/31/2004           43.085314            47.857828          264,416.6649
  01/01/2005         to       12/31/2005           47.857828            48.795052          248,094.6896
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
  05/01/2002         to       12/31/2002           10.833047             8.340204            3,742.6508
  01/01/2003         to       12/31/2003            8.340204            10.266421            5,831.6362
  01/01/2004         to       04/30/2004           10.266421            10.067069            6,765.7521
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
  04/12/2001         to       12/31/2001           11.957464            12.232460            9,277.9091
  01/01/2002         to       12/31/2002           12.232460            10.637552           47,401.7028
  01/01/2003         to       12/31/2003           10.637552            13.127728           67,539.8195
  01/01/2004         to       04/30/2004           13.127728            13.339526           71,111.5610
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  02/12/2001         to       12/31/2001           10.000000             8.819461           14,361.7742
  01/01/2002         to       12/31/2002            8.819461             6.573580           40,449.3863
  01/01/2003         to       12/31/2003            6.573580             8.796747           66,396.3660
  01/01/2004         to       12/31/2004            8.796747             9.753649           73,412.5249
  01/01/2005         to       12/31/2005            9.753649            10.059071           72,430.4295
============        ====      ==========           =========            =========          ============
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           15.845706            17.457790           31,692.2562
  01/01/2002         to       12/31/2002           17.457790            15.565227          115,089.8999
  01/01/2003         to       12/31/2003           15.565227            19.320918          223,290.9694
  01/01/2004         to       12/31/2004           19.320918            23.719979          254,956.9157
  01/01/2005         to       12/31/2005           23.719979            25.273416          252,927.1317
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  02/12/2001         to       12/31/2001           10.000000             8.381159               10.0000
  01/01/2002         to       12/31/2002            8.381159             7.289280            2,859.3087
  01/01/2003         to       12/31/2003            7.289280             9.491245           28,455.9525
  01/01/2004         to       12/31/2004            9.491245            11.189560          167,940.4514
  01/01/2005         to       12/31/2005           11.189560            12.850864          318,310.6814
============        ====      ==========           =========            =========          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
  02/12/2001         to       12/31/2001           10.000000            10.154282            9,324.1301
  01/01/2002         to       12/31/2002           10.154282            10.122875           38,733.0679
  01/01/2003         to       12/31/2003           10.122875            10.025490           52,925.8278
  01/01/2004         to       12/31/2004           10.025490             9.949131           25,093.5954
  01/01/2005         to       04/30/2005            9.949131             9.962144                0.0000
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005            7.946876             8.628835          175,741.5626
============        ====      ==========           =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.664535            12.090485          678,350.4424
  01/01/2005         to       12/31/2005           12.090485            12.190831          648,817.1870
============        ====      ==========           =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  (FORMERLY TEMPLETON GLOBAL INCOME SECURITIES SUB-ACCOUNT (CLASS 2))
  04/02/2001         to       12/31/2001            9.755873            10.144355            1,897.6625
  01/01/2002         to       12/31/2002           10.144355            12.118940            1,327.8117
  01/01/2003         to       12/31/2003           12.118940            14.631923              626.1820
  01/01/2004         to       04/30/2004           14.631923            14.243593              626.1820
============        ====      ==========           =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.031953            14.261437            1,491.7359
  01/01/2002         to       12/31/2002           14.261437            11.082847            8,622.7838
  01/01/2003         to       12/31/2003           11.082847            14.019403            8,466.7547
  01/01/2004         to       12/31/2004           14.019403            16.357674            8,341.0092
  01/01/2005         to       12/31/2005           16.357674            17.709541            8,919.0084
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.166965            12.100728           39,817.9899
  01/01/2005         to       12/31/2005           12.100728            12.688022           76,805.5607
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN LARGE CAP GROWTH SECURITIES SUB-ACCOUNT (CLASS 2))
  04/02/2001         to       12/31/2001           13.874050            13.305369            2,791.1769
  01/01/2002         to       12/31/2002           13.305369            10.077786            5,415.7237
  01/01/2003         to       12/31/2003           10.077786            12.615636            5,866.9597
  01/01/2004         to       04/30/2004           12.615636            12.630169            5,861.9046
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
  02/12/2001         to       12/31/2001           10.000000             8.236645               10.0000
  01/01/2002         to       12/31/2002            8.236645             4.545270           41,303.0605
  01/01/2003         to       12/31/2003            4.545270             6.124338          162,737.4758
  01/01/2004         to       12/31/2004            6.124338             7.115346          235,402.0958
  01/01/2005         to       12/31/2005            7.115346             8.043025          219,340.3085
============        ====      ==========           =========            =========          ============

                         1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                       to       12/31/2001
   01/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       04/30/2004
=============                                                      ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                       to       12/31/2001
   01/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========



                                                                                                                NUMBER OF
                                                                     ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                    UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                     BEGINNING OF            END OF           OUTSTANDING AT
                                                                        PERIOD               PERIOD           END OF PERIOD
                                                                   ---------------      ---------------      ---------------
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                         12.381520            13.200126           50,328.6431
   01/01/2005                                                         13.200126            14.411949           40,819.1417
=============                                                         =========            =========           ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                         11.207439            12.198150            6,839.8936
   01/01/2002                                                         12.198150             8.578154           18,000.9624
   01/01/2003                                                          8.578154            11.609599           57,546.8436
   01/01/2004                                                         11.609599            11.828180           59,725.4393
=============                                                         =========            =========           ===========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                          9.998849            10.475896           42,216.2695
=============                                                         =========            =========           ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         44.994946            45.187527            6,216.6100
=============                                                         =========            =========           ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                          9.962131            10.067108           32,946.5560
=============                                                         =========            =========           ===========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                         10.000000             7.816345           37,256.7743
   01/01/2003                                                          7.816345            10.593988           67,804.1630
   01/01/2004                                                         10.593988            11.387381          143,798.9679
   01/01/2005                                                         11.387381            11.847505          106,058.7994
=============                                                         =========            =========          ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                         10.197594            10.156586                9.8062
   01/01/2002                                                         10.156586             8.357717           70,108.0499
   01/01/2003                                                          8.357717            10.774657          275,816.2448
   01/01/2004                                                         10.774657            11.914458          412,235.2164
   01/01/2005                                                         11.914458            12.940186          366,526.5029
=============                                                         =========            =========          ============
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            12.622994           76,983.5074
   01/01/2004                                                         12.622994            14.684894           92,310.7476
   01/01/2005                                                         14.684894            17.028072           68,880.6103
=============                                                         =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                          9.767628            11.732904           66,247.8586
=============                                                         =========            =========          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
  05/01/2003         to       12/31/2003           10.000000            11.731978            5,680.2412
  01/01/2004         to       12/31/2004           11.731978            12.108329            9,419.1517
  01/01/2005         to       04/30/2005           12.108329            11.137070                0.0000
============        ====      ==========           =========            =========            ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             8.286021           83,925.6797
  01/01/2003         to       12/31/2003            8.286021             9.930208          301,728.8898
  01/01/2004         to       12/31/2004            9.930208            10.885772          338,013.5218
  01/01/2005         to       12/31/2005           10.885772            11.475744          257,020.7767
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             9.123353           44,975.9536
  01/01/2003         to       12/31/2003            9.123353            10.501575           67,492.6135
  01/01/2004         to       12/31/2004           10.501575            11.493282           61,856.8804
  01/01/2005         to       12/31/2005           11.493282            11.657051           37,886.2475
============        ====      ==========           =========            =========          ============
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005           14.365585            16.824885              565.2538
============        ====      ==========           =========            =========          ============
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            12.037577           10,141.9815
  01/01/2004         to       12/31/2004           12.037577            13.272548           23,737.6793
  01/01/2005         to       12/31/2005           13.272548            13.809168            7,398.9492
============        ====      ==========           =========            =========          ============
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.579412            11.222898              934.9937
  01/01/2002         to       12/31/2002           11.222898             8.965451           28,658.6893
  01/01/2003         to       12/31/2003            8.965451            11.261659           31,060.8024
  01/01/2004         to       12/31/2004           11.261659            12.338602           18,078.6611
  01/01/2005         to       12/31/2005           12.338602            12.803698           15,296.3069
============        ====      ==========           =========            =========          ============

CLASS B




                        1.50% SEPARATE ACCOUNT PRODUCT CHARGES
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       04/30/2005
=============                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========



                                                                                                              NUMBER OF
                                                                   ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                  UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                   BEGINNING OF            END OF           OUTSTANDING AT
                                                                      PERIOD               PERIOD           END OF PERIOD
                                                                 ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       14.431310            14.895701           14,582.8953
=============                                                       =========            =========           ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       14.715388            15.796607                0.0000
=============                                                       =========            =========           ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       12.307654            13.899516            5,609.7787
   01/01/2005                                                       13.899516            14.233852            8,830.1715
=============                                                       =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       16.104967            17.147561           40,812.3562
   01/01/2005                                                       17.147561            17.145239           37,732.3419
=============                                                       =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       43.155329            47.778007           29,453.9375
   01/01/2005                                                       47.778007            48.665131           28,908.0559
=============                                                       =========            =========           ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        8.756346             9.716826              833.1723
   01/01/2005                                                        9.716826            10.011111            2,493.5899
=============                                                       =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       20.043768            23.336992           18,918.4799
   01/01/2005                                                       23.336992            24.840578           38,455.4621
=============                                                       =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        9.735580            11.170897           54,572.7273
   01/01/2005                                                       11.170897            12.812338           67,268.4416
=============                                                       =========            =========           ===========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        9.979567             9.932521           15,318.0847
   01/01/2005                                                        9.932521             9.942272                0.0000
=============                                                       =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                        7.930965             8.605857           39,096.0983
=============                                                       =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       11.652784            12.070302           87,552.2124
   01/01/2005                                                       12.070302            12.158353          114,186.7827
=============                                                       =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       12.568596            14.565078                0.0000
   01/01/2005                                                       14.565078            15.753095                0.0000
=============                                                       =========            =========          ============

                        1.50% SEPARATE ACCOUNT PRODUCT CHARGES
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       04/30/2005
=============                                                   ====      ==========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========



                                                                                                             NUMBER OF
                                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                                     PERIOD               PERIOD           END OF PERIOD
                                                                ---------------      ---------------      ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       9.998767            10.468869           35,323.4884
=============                                                       ========            =========           ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                      44.029505            44.188654            6,212.8961
=============                                                      =========            =========           ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                       9.942177            10.040284          102,307.6252
=============                                                      =========            =========          ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      10.589837            11.357010            9,007.6386
   01/01/2005                                                      11.357010            11.804135           10,182.7740
=============                                                      =========            =========          ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                      11.055459            11.894586          115,879.1229
   01/01/2005                                                      11.894586            12.905737          144,187.8083
=============                                                      =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       9.748079            11.701673           79,296.7275
=============                                                      =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                                       4.208800             4.390890            3,116.8215
   01/01/2005                                                       4.390890             4.037361                0.0000
=============                                                      =========            =========          ============
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      36.145109            39.276210           22,036.3904
   01/01/2005                                                      39.276210            39.796169           46,848.0953
=============                                                      =========            =========          ============
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                      14.248694            16.676933              124.4777
=============                                                      =========            =========          ============
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      12.011184            13.236617            4,553.2396
   01/01/2005                                                      13.236617            13.758065            5,353.8618
=============                                                      =========            =========          ============
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                      43.934444            47.658643                0.0000
   01/01/2005                                                      47.658643            49.405839                0.0000
=============                                                      =========            =========          ============

CLASS B




                        1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       04/30/2005
=============                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========



                                                                                                              NUMBER OF
                                                                   ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                  UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                   BEGINNING OF            END OF           OUTSTANDING AT
                                                                      PERIOD               PERIOD           END OF PERIOD
                                                                 ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       14.477060            14.930708           37,882.3270
=============                                                       =========            =========           ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       15.020493            16.110947              835.5955
=============                                                       =========            =========           ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       12.289066            13.864733            4,589.4366
   01/01/2005                                                       13.864733            14.177012            6,246.4833
=============                                                       =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       15.995949            17.014558          118,553.3450
   01/01/2005                                                       17.014558            16.986823          139,493.6525
=============                                                       =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       42.863071            47.407274          124,235.7989
   01/01/2005                                                       47.407274            48.215337          113,963.9762
=============                                                       =========            =========          ============
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        8.716138             9.662589           20,260.2402
   01/01/2005                                                        9.662589             9.940352           19,110.0319
=============                                                       =========            =========          ============
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       20.202701            23.498662           53,879.2163
   01/01/2005                                                       23.498662            24.975286           64,796.1183
=============                                                       =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        9.669653            11.084222          115,450.5339
   01/01/2005                                                       11.084222            12.698204          149,576.1978
=============                                                       =========            =========          ============
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        9.911967             9.855432          350,199.1193
   01/01/2005                                                        9.855432             9.860283                0.0000
=============                                                       =========            =========          ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                        7.865453             8.526290          199,821.6503
=============                                                       =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       11.573887            11.976661          340,152.8475
   01/01/2005                                                       11.976661            12.045993          310,961.1468
=============                                                       =========            =========          ============

                        1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       04/30/2005
=============                                                   ====      ==========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========



                                                                                                             NUMBER OF
                                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                                     PERIOD               PERIOD           END OF PERIOD
                                                                ---------------      ---------------      ---------------
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      13.997639            16.204999            7,156.5539
   01/01/2005                                                      16.204999            17.500594            6,883.6823
=============                                                      =========            =========            ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       9.998644            10.458340           23,167.9952
=============                                                      =========            =========           ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                      42.619530            42.731058            3,311.4787
=============                                                      =========            =========           ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                       9.860067             9.947469          292,790.8318
=============                                                      =========            =========          ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      10.557975            11.311583           17,927.5627
   01/01/2005                                                      11.311583            11.739347           21,384.8451
=============                                                      =========            =========          ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                      10.980587            11.802287          212,709.5808
   01/01/2005                                                      11.802287            12.786459          232,576.1332
=============                                                      =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       9.694501            11.625804           95,428.7817
=============                                                      =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                                      11.569352            12.057889            1,132.3294
   01/01/2005                                                      12.057889            11.081632                0.0000
=============                                                      =========            =========          ============
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      10.517092            11.416784            6,128.0463
   01/01/2005                                                      11.416784            11.550635            9,577.5130
=============                                                      =========            =========          ============
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                      14.075179            16.457492              462.7982
=============                                                      =========            =========          ============
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      12.005550            13.217257            3,566.4926
   01/01/2005                                                      13.217257            13.717413            4,412.7970
=============                                                      =========            =========          ============
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                      11.280104            12.224123            6,497.9522
   01/01/2005                                                      12.224123            12.653328            7,120.0547
=============                                                      =========            =========          ============

CLASS B




                        1.75% SEPARATE ACCOUNT PRODUCT CHARGES
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       04/30/2005
=============                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========



                                                                                                              NUMBER OF
                                                                   ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                  UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                   BEGINNING OF            END OF           OUTSTANDING AT
                                                                      PERIOD               PERIOD           END OF PERIOD
                                                                 ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       14.145175            14.580471              353.3464
=============                                                       =========            =========              ========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       14.423600            15.462288                0.0000
=============                                                       =========            =========              ========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       12.276701            13.841605            1,221.8352
   01/01/2005                                                       13.841605            14.139257            2,212.3221
=============                                                       =========            =========            ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       16.064451            17.076098           57,230.5550
   01/01/2005                                                       17.076098            17.031269           46,480.7488
=============                                                       =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       43.046833            47.578964           26,102.7311
   01/01/2005                                                       47.578964            48.341721           22,580.2984
=============                                                       =========            =========           ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        8.686076             9.622877                0.0000
   01/01/2005                                                        9.622877             9.889633            1,446.4086
=============                                                       =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       19.710562            22.911042            1,034.0243
   01/01/2005                                                       22.911042            24.326474            3,983.1538
=============                                                       =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        9.711106            11.124362           38,709.6149
   01/01/2005                                                       11.124362            12.727210           37,053.7441
=============                                                       =========            =========           ===========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        9.954439             9.891100           21,998.9819
   01/01/2005                                                        9.891100             9.892743           25,101.7337
=============                                                       =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                        7.891325             8.548668           86,238.4135
=============                                                       =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       11.623443            12.019969           80,805.2582
   01/01/2005                                                       12.019969            12.077499           82,136.0118
=============                                                       =========            =========           ===========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       12.319307            14.252550                0.0000
   01/01/2005                                                       14.252550            15.376713                0.0000
=============                                                       =========            =========           ===========

                        1.75% SEPARATE ACCOUNT PRODUCT CHARGES
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       04/30/2005
=============                                                   ====      ==========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========



                                                                                                             NUMBER OF
                                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                                     PERIOD               PERIOD           END OF PERIOD
                                                                ---------------      ---------------      ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       9.998562            10.451325            8,946.8357
=============                                                       ========            =========            ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                      41.704715            41.786131              182.1717
=============                                                      =========            =========            ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                       9.892445             9.973519           36,635.6863
=============                                                      =========            =========           ===========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      10.536806            11.281419              981.2498
   01/01/2005                                                      11.281419            11.696374              981.2498
=============                                                      =========            =========           ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                      11.027666            11.845032          139,437.8224
   01/01/2005                                                      11.845032            12.819984          119,911.1899
=============                                                      =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       9.699357            11.623927           56,568.9550
=============                                                      =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                                       4.166769             4.339839            2,521.3500
   01/01/2005                                                       4.339839             3.987166                0.0000
=============                                                      =========            =========          ============
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      34.639465            37.577802              435.3749
   01/01/2005                                                      37.577802            37.980470              435.3749
=============                                                      =========            =========          ============
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                      13.960650            16.312769                0.0000
=============                                                      =========            =========          ============
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      11.980897            13.181375            1,270.7671
   01/01/2005                                                      13.181375            13.666539            1,270.7671
=============                                                      =========            =========          ============
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                      42.184562            45.684643                0.0000
   01/01/2005                                                      45.684643            47.241564                0.0000
=============                                                      =========            =========          ============

CLASS B




                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           11.401035            11.149853            1,634.5859
  01/01/2002         to       12/31/2002           11.149853             8.283479            1,657.6502
  01/01/2003         to       12/31/2003            8.283479            10.537557            1,645.9571
  01/01/2004         to       12/31/2004           10.537557            11.034807            1,643.3542
  01/01/2005         to       12/31/2005           11.034807            11.796229            1,640.7975
============        ====      ==========           =========            =========            ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           10.460362             9.525031            1,033.9456
  01/01/2002         to       12/31/2002            9.525031             7.888596            1,064.1345
  01/01/2003         to       12/31/2003            7.888596             9.999711            1,054.5746
  01/01/2004         to       12/31/2004            9.999711            12.178466            1,054.5746
  01/01/2005         to       12/31/2005           12.178466            14.106414            1,054.5746
============        ====      ==========           =========            =========            ==========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCT TRUST
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
  04/02/2001         to       12/31/2001            9.492602             8.891510               10.5345
  01/01/2002         to       12/31/2002            8.891510             7.111749               10.5345
  01/01/2003         to       12/31/2003            7.111749             9.235060              577.8437
  01/01/2004         to       12/31/2004            9.235060            10.750454            9,744.1218
  01/01/2005         to       12/31/2005           10.750454            11.632986            9,277.2834
============        ====      ==========           =========            =========            ==========
 TEMPLETON GROWTH SECURITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           12.599543            12.908840                7.9368
  01/01/2002         to       12/31/2002           12.908840            10.334186              225.9481
  01/01/2003         to       12/31/2003           10.334186            13.411763              223.4268
  01/01/2004         to       12/31/2004           13.411763            15.282910              222.4657
  01/01/2005         to       12/31/2005           15.282910            16.341558              221.5261
============        ====      ==========           =========            =========            ==========
 MET INVESTORS SERIES TRUST
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           17.111181            17.089569              776.3739
  01/01/2002         to       12/31/2002           17.089569            12.568520            2,133.4546
  01/01/2003         to       04/24/2003           12.568520            13.039455            2,127.6105
============        ====      ==========           =========            =========            ==========
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           11.366251            10.481506              732.1904
  01/01/2002         to       12/31/2002           10.481506             8.594369            1,942.6846
  01/01/2003         to       04/25/2003            8.594369             8.340065            1,940.5412
============        ====      ==========           =========            =========            ==========

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.042663            13.362058            7,091.0646
  01/01/2002         to       12/31/2002           13.362058            14.251499           12,444.4353
  01/01/2003         to       12/31/2003           14.251499            14.523236           26,126.1392
  01/01/2004         to       11/19/2004           14.523236            14.849583           25,002.8136
============        ====      ==========           =========            =========           ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           14.909620            15.671320                6.7071
  01/01/2002         to       12/31/2002           15.671320            11.416343              404.4832
  01/01/2003         to       12/31/2003           11.416343            14.935490              407.4530
  01/01/2004         to       11/19/2004           14.935490            16.023358              405.6996
============        ====      ==========           =========            =========           ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            11.960884            1,545.1434
  01/01/2004         to       12/31/2004           11.960884            13.830052            2,582.7558
  01/01/2005         to       12/31/2005           13.830052            14.120413            2,582.7558
============        ====      ==========           =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.958495            13.934910            2,524.6418
  01/01/2002         to       12/31/2002           13.934910            13.607857           15,349.2954
  01/01/2003         to       12/31/2003           13.607857            15.925780          141,489.9297
  01/01/2004         to       12/31/2004           15.925780            16.918301          154,166.9455
  01/01/2005         to       12/31/2005           16.918301            16.865474           96,907.9733
============        ====      ==========           =========            =========          ============
 LORD ABBET DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            9.170160            10.575580               10.9049
  01/01/2002         to       12/31/2002           10.575580             7.360312            5,908.3833
  01/01/2003         to       04/25/2003            7.360312             7.464640            8,444.5866
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           40.976171            45.351346           23,674.2059
  01/01/2005         to       12/31/2005           45.351346            46.182080           23,516.6438
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  04/02/2001         to       12/31/2001           12.328241            12.117240                8.1115
  01/01/2002         to       12/31/2002           12.117240             8.299670              673.1608
  01/01/2003         to       12/31/2003            8.299670            10.196192              681.7775
  01/01/2004         to       04/30/2004           10.196192             9.995761            1,592.7009
============        ====      ==========           =========            =========          ============

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           39.907383            41.263886            2,262.1461
  01/01/2002         to       12/31/2002           41.263886            33.183838           14,364.5587
  01/01/2003         to       12/31/2003           33.183838            42.608637           60,853.9710
  01/01/2004         to       12/31/2004           42.608637            47.138957           97,968.4229
  01/01/2005         to       12/31/2005           47.138957            47.870784           81,951.4300
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SERIES SUB-ACCOUNT (SERIES II))
  05/01/2002         to       12/31/2002           10.786324             8.281995            1,549.3692
  01/01/2003         to       12/31/2003            8.281995            10.154134            2,392.4037
  01/01/2004         to       04/30/2004           10.154134             9.943881            2,392.4037
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
  04/12/2001         to       12/31/2001           11.957464            12.197249           20,428.4505
  01/01/2002         to       12/31/2002           12.197249            10.564552           27,534.2468
  01/01/2003         to       12/31/2003           10.564552            12.985622           28,456.6968
  01/01/2004         to       04/30/2004           12.985622            13.177793           28,417.9337
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            8.163640             8.793111               63.2332
  01/01/2002         to       12/31/2002            8.793111             6.527712            4,850.9936
  01/01/2003         to       12/31/2003            6.527712             8.700539           17,073.6604
  01/01/2004         to       12/31/2004            8.700539             9.608357            7,656.0331
  01/01/2005         to       12/31/2005            9.608357             9.869788            7,636.7196
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           15.845706            17.405673            1,630.4301
  01/01/2002         to       12/31/2002           17.405673            15.456728            9,565.7199
  01/01/2003         to       12/31/2003           15.456728            19.109721           22,182.3037
  01/01/2004         to       12/31/2004           19.109721            23.366842           25,402.8178
  01/01/2005         to       12/31/2005           23.366842            24.798069           24,140.0125
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            8.739093             8.354994              276.6536
  01/01/2002         to       12/31/2002            8.354994             7.237479            9,352.8493
  01/01/2003         to       12/31/2003            7.237479             9.386204           62,367.1300
  01/01/2004         to       12/31/2004            9.386204            11.021453          144,384.7077
  01/01/2005         to       12/31/2005           11.021453            12.607434          167,547.5556
============        ====      ==========           =========            =========          ============

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           10.041115            10.122589            1,650.6933
  01/01/2002         to       12/31/2002           10.122589            10.050994           56,592.4217
  01/01/2003         to       12/31/2003           10.050994             9.914562          119,443.0019
  01/01/2004         to       12/31/2004            9.914562             9.799660          113,854.5075
  01/01/2005         to       04/30/2005            9.799660             9.799690                0.0000
============        ====      ==========           =========            =========          ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005            7.817006             8.465353          254,687.9887
============        ====      ==========           =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.519847            11.908891          398,329.9819
  01/01/2005         to       12/31/2005           11.908891            11.959923          314,209.9923
============        ====      ==========           =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  (FORMERLY TEMPLETON GLOBAL INCOME SECURITIES SUB-ACCOUNT (CLASS 2))
  04/02/2001         to       12/31/2001            9.755873            10.114046               10.2502
  01/01/2002         to       12/31/2002           10.114046            12.034541               10.2502
  01/01/2003         to       12/31/2003           12.034541            14.472057                0.0000
  01/01/2004         to       04/30/2004           14.472057            14.069456                0.0000
============        ====      ==========           =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.031953            14.218826              752.9668
  01/01/2002         to       12/31/2002           14.218826            11.005539              858.4182
  01/01/2003         to       12/31/2003           11.005539            13.866110              847.4219
  01/01/2004         to       12/31/2004           13.866110            16.114072              845.6257
  01/01/2005         to       12/31/2005           16.114072            17.376400              844.0579
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           10.924556            11.806694           10,821.3806
  01/01/2005         to       12/31/2005           11.806694            12.330450           11,085.3529
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN LARGE CAP GROWTH SECURITIES SUB-ACCOUNT (CLASS 2))
  04/02/2001         to       12/31/2001           13.874050            13.265620                7.2077
  01/01/2002         to       12/31/2002           13.265620            10.007490                7.2077
  01/01/2003         to       12/31/2003           10.007490            12.477682                0.0000
  01/01/2004         to       04/30/2004           12.477682            12.475648                0.0000
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            7.614667             8.210931               13.1308
  01/01/2002         to       12/31/2002            8.210931             4.512937            8,644.0856
  01/01/2003         to       12/31/2003            4.512937             6.056532          163,208.2613
  01/01/2004         to       12/31/2004            6.056532             7.008410          210,161.2161
  01/01/2005         to       12/31/2005            7.008410             7.890626          149,829.3541
============        ====      ==========           =========            =========          ============

                         1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                       to       12/31/2001
   01/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       04/30/2004
=============                                                      ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                       to       12/31/2001
   01/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========



                                                                                                                NUMBER OF
                                                                     ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                    UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                     BEGINNING OF            END OF           OUTSTANDING AT
                                                                        PERIOD               PERIOD           END OF PERIOD
                                                                   ---------------      ---------------      ---------------
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                         12.031163            12.792619              971.5539
   01/01/2005                                                         12.792619            13.911464              916.7716
=============                                                         =========            =========              ========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                         11.207439            12.161685                8.9226
   01/01/2002                                                         12.161685             8.518278               93.1179
   01/01/2003                                                          8.518278            11.482618               78.8962
   01/01/2004                                                         11.482618            11.683449              998.4306
=============                                                         =========            =========              ========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                          9.998521            10.447819            2,255.5610
=============                                                         =========            =========            ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         41.254696            41.321531            1,397.4431
=============                                                         =========            =========            ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                          9.799354             9.876390           79,544.2847
=============                                                         =========            =========           ===========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                         10.000000             7.795430               10.0000
   01/01/2003                                                          7.795430            10.523522                0.0000
   01/01/2004                                                         10.523522            11.266366              591.8326
   01/01/2005                                                         11.266366            11.674945              589.3334
=============                                                         =========            =========           ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                         10.196255            10.124913              173.3580
   01/01/2002                                                         10.124913             8.298345           10,833.8340
   01/01/2003                                                          8.298345            10.655482          168,382.9138
   01/01/2004                                                         10.655482            11.735525          271,643.7885
   01/01/2005                                                         11.735525            12.695134          277,020.8442
=============                                                         =========            =========          ============
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            12.589326           16,218.1039
   01/01/2004                                                         12.589326            14.587130           16,740.3174
   01/01/2005                                                         14.587130            16.847404           14,487.2181
=============                                                         =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                          9.650892            11.562016          102,774.4863
=============                                                         =========            =========          ============

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
  05/01/2003         to       12/31/2003           10.000000            11.700696                0.0000
  01/01/2004         to       12/31/2004           11.700696            12.027712                0.0000
  01/01/2005         to       04/30/2005           12.027712            11.048488                0.0000
============        ====      ==========           =========            =========                ======
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             8.263852            4,319.9123
  01/01/2003         to       12/31/2003            8.263852             9.864141           53,285.9772
  01/01/2004         to       12/31/2004            9.864141            10.770073           54,441.8442
  01/01/2005         to       12/31/2005           10.770073            11.308589           49,279.1751
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             9.098968               10.0000
  01/01/2003         to       12/31/2003            9.098968            10.431707                0.0000
  01/01/2004         to       12/31/2004           10.431707            11.371128                0.0000
  01/01/2005         to       12/31/2005           11.371128            11.487246                0.0000
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005           13.903735            16.240884                0.0000
============        ====      ==========           =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            12.005481                0.0000
  01/01/2004         to       12/31/2004           12.005481            13.184189                0.0000
  01/01/2005         to       12/31/2005           13.184189            13.662644                0.0000
============        ====      ==========           =========            =========           ===========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.579412            11.190345                8.6360
  01/01/2002         to       12/31/2002           11.190345             8.903701                8.6360
  01/01/2003         to       12/31/2003            8.903701            11.139506                0.0000
  01/01/2004         to       12/31/2004           11.139506            12.155928                0.0000
  01/01/2005         to       12/31/2005           12.155928            12.563934                0.0000
============        ====      ==========           =========            =========           ===========

FINANCIAL STATEMENTS

The financial statements of the Separate Account, the Company and General American Life Insurance Company are included herein.


The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the contract.


The financial statements of General American Life Insurance Company have been included because for contracts issued on or before December 31, 2002, General American Life Insurance Company agreed to ensure that the Company will have sufficient funds to meet its obligations under the contracts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MetLife Investors Insurance Company of California and
Contract Owners of MetLife Investors Variable Annuity Account Five:

We have audited the accompanying statement of assets and liabilities of each of the sub-accounts (as disclosed in Note 1 to the financial statements) comprising MetLife Investors Variable Annuity Account Five (the Separate Account) of MetLife Investors Insurance Company of California as of
December 31, 2005, the related statement of operations for each of the periods in the year then ended, the statements of changes in net assets for each of the periods in the two- year period then ended, and the financial highlights for each of the periods in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the sub-accounts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the sub-accounts of MetLife Investors Variable Annuity Account Five of MetLife Investors Insurance Company of California as of December 31, 2005, the results of their operations for each of the periods in the year then ended, the changes in their net assets for each of the periods in the two-year period then ended, and their financial highlights for each of the periods in the five-year period then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
March 31, 2006
(November 3, 2006 as to Note 7)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                                                     Met Investors
                                        -----------------------------------------------------------------------------
                                        Lord Abbett  Lord Abbett  Lord Abbett  Lord Abbett  Lord Abbett  Lord Abbett
                                        Growth and   Growth and      Bond         Bond        Growth       Growth
                                          Income       Income      Debenture    Debenture   Opportunity  Opportunity
                                         Portfolio   Portfolio B   Portfolio   Portfolio B   Portfolio   Portfolio B
                                        ------------ ------------ ------------ ------------ ------------ ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors):
Met Investors Lord Abbett Growth and
 Income Portfolio                       $ 58,784,287 $          - $          - $          - $          - $          -
   2,130,637 shares; cost $47,219,033
Met Investors Lord Abbett Growth and
 Income Portfolio B                                -   51,085,794            -            -            -            -
   1,863,085 shares; cost $43,615,065
Met Investors Lord Abbett Bond
 Debenture Portfolio                               -            -    7,961,112            -            -            -
   648,299 shares; cost $7,687,903
Met Investors Lord Abbett Bond
 Debenture Portfolio B                             -            -            -   23,433,252            -            -
   1,922,334 shares; cost $22,956,140
Met Investors Lord Abbett Growth
 Opportunity Portfolio                             -            -            -            -    1,536,324            -
   150,768 shares; cost $1,152,174
Met Investors Lord Abbett Growth
 Opportunity Portfolio B                           -            -            -            -            -    2,830,970
   281,969 shares; cost $2,453,843
Met Investors Lord Abbett Mid-Cap
 Value Portfolio                                   -            -            -            -            -            -
   312,717 shares; cost $5,228,189
Met Investors Lord Abbett Mid-Cap
 Value Portfolio B                                 -            -            -            -            -            -
   804,750 shares; cost $14,607,277
                                        ------------ ------------ ------------ ------------ ------------ ------------
Total Investments                         58,784,287   51,085,794    7,961,112   23,433,252    1,536,324    2,830,970
Cash and Accounts Receivable                       -            -            -            -            -            -
Due from MetLife Investors Insurance
 Company                                           -            -            1            -            1            -
                                        ------------ ------------ ------------ ------------ ------------ ------------
Total Assets                            $ 58,784,287   51,085,794    7,961,113   23,433,252    1,536,325    2,830,970
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           -            1            -            -            -            -
                                        ------------ ------------ ------------ ------------ ------------ ------------
NET ASSETS                              $ 58,784,287   51,085,793    7,961,113   23,433,252    1,536,325    2,830,970
                                        ============ ============ ============ ============ ============ ============
Outstanding Units                          1,231,925    1,046,799      463,506    1,364,065      150,720      278,359
Unit Fair Values                        $      14.23 $      47.00 $      12.90 $      12.42 $      10.19 $       9.82
                                                  to           to           to           to           to           to
                                        $      53.80 $      52.55 $      17.40 $      18.12 $      10.45 $      10.38

                                        --------------------------
                                        Lord Abbett  Lord Abbett
                                          Mid-Cap      Mid-Cap
                                           Value        Value
                                         Portfolio   Portfolio B
                                        ------------ ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors):
Met Investors Lord Abbett Growth and
 Income Portfolio                       $          - $          -
   2,130,637 shares; cost $47,219,033
Met Investors Lord Abbett Growth and
 Income Portfolio B                                -            -
   1,863,085 shares; cost $43,615,065
Met Investors Lord Abbett Bond
 Debenture Portfolio                               -            -
   648,299 shares; cost $7,687,903
Met Investors Lord Abbett Bond
 Debenture Portfolio B                             -            -
   1,922,334 shares; cost $22,956,140
Met Investors Lord Abbett Growth
 Opportunity Portfolio                             -            -
   150,768 shares; cost $1,152,174
Met Investors Lord Abbett Growth
 Opportunity Portfolio B                           -            -
   281,969 shares; cost $2,453,843
Met Investors Lord Abbett Mid-Cap
 Value Portfolio                           7,026,738            -
   312,717 shares; cost $5,228,189
Met Investors Lord Abbett Mid-Cap
 Value Portfolio B                                 -   17,929,823
   804,750 shares; cost $14,607,277
                                        ------------ ------------
Total Investments                          7,026,738   17,929,823
Cash and Accounts Receivable                       -            -
Due from MetLife Investors Insurance
 Company                                           5            -
                                        ------------ ------------
Total Assets                               7,026,743   17,929,823
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           -            1
                                        ------------ ------------
NET ASSETS                                 7,026,743   17,929,822
                                        ============ ============
Outstanding Units                            276,077      706,363
Unit Fair Values                        $      24.65 $      24.02
                                                  to           to
                                        $      25.56 $      26.45

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                                                       Met Investors
                                        ---------------------------------------------------------------------------------
                                        Lord Abbett   Met/Putnam    Met/Putnam   Oppenheimer  Oppenheimer      PIMCO
                                         America's      Capital       Capital      Capital      Capital      Inflation
                                           Value     Opportunities Opportunities Appreciation Appreciation Protected Bond
                                        Portfolio B    Portfolio    Portfolio B   Portfolio   Portfolio B   Portfolio B
                                        ------------ ------------- ------------- ------------ ------------ --------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors Lord Abbett America's
 Value Portfolio B                      $  6,253,220 $          -  $          -  $          - $          -  $          -
   444,753 shares; cost $5,807,923
Met Investors Met/Putnam Capital
 Opportunities Portfolio                           -    4,523,393             -             -            -             -
   291,644 shares; cost $3,695,230
Met Investors Met/Putnam Capital
 Opportunities Portfolio B                         -            -       542,638             -            -             -
   35,328 shares; cost $397,158
Met Investors Oppenheimer Capital
 Appreciation Portfolio                            -            -             -     2,018,205            -             -
   232,245 shares; cost $1,868,592
Met Investors Oppenheimer Capital
 Appreciation Portfolio B                          -            -             -             -   14,175,268             -
   1,644,463 shares; cost $13,570,809
Met Investors PIMCO Inflation
 Protected Bond Portfolio B                        -            -             -             -            -    12,668,248
   1,177,346 shares; cost $12,547,979
Met Investors Janus Aggressive Growth
 Portfolio                                         -            -             -             -            -             -
   213,452 shares; cost $1,475,651
Met Investors Janus Aggressive Growth
 Portfolio B                                       -            -             -             -            -             -
   1,433,052 shares; cost $9,917,417
                                        ------------ ------------  ------------  ------------ ------------  ------------
Total Investments                          6,253,220    4,523,393       542,638     2,018,205   14,175,268    12,668,248
Cash and Accounts Receivable                       -            -             -             -            -             -
Due from MetLife Investors Insurance
 Company                                           -            1             -             1            -             -
                                        ------------ ------------  ------------  ------------ ------------  ------------
Total Assets                            $  6,253,220    4,523,394       542,638     2,018,206   14,175,268    12,668,248
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           -            -             -             -            1             3
                                        ------------ ------------  ------------  ------------ ------------  ------------
NET ASSETS                              $  6,253,220    4,523,394       542,638     2,018,206   14,175,267    12,668,245
                                        ============ ============  ============  ============ ============  ============
Outstanding Units                            433,986      255,463        30,510       190,414    1,662,013     1,139,393
Unit Fair Values                        $      14.08 $       8.42  $      15.16  $      10.60 $       8.31  $      10.93
                                                  to           to            to                         to            to
                                        $      14.52 $      17.91  $      18.17               $       8.91  $      11.25

                                        --------------------------
                                           Janus        Janus
                                         Aggressive  Aggressive
                                           Growth      Growth
                                         Portfolio   Portfolio B
                                        ------------ ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors Lord Abbett America's
 Value Portfolio B                      $          - $          -
   444,753 shares; cost $5,807,923
Met Investors Met/Putnam Capital
 Opportunities Portfolio                           -            -
   291,644 shares; cost $3,695,230
Met Investors Met/Putnam Capital
 Opportunities Portfolio B                         -            -
   35,328 shares; cost $397,158
Met Investors Oppenheimer Capital
 Appreciation Portfolio                            -            -
   232,245 shares; cost $1,868,592
Met Investors Oppenheimer Capital
 Appreciation Portfolio B                          -            -
   1,644,463 shares; cost $13,570,809
Met Investors PIMCO Inflation
 Protected Bond Portfolio B                        -            -
   1,177,346 shares; cost $12,547,979
Met Investors Janus Aggressive Growth
 Portfolio                                 1,857,030            -
   213,452 shares; cost $1,475,651
Met Investors Janus Aggressive Growth
 Portfolio B                                       -   12,324,244
   1,433,052 shares; cost $9,917,417
                                        ------------ ------------
Total Investments                          1,857,030   12,324,244
Cash and Accounts Receivable                       -            -
Due from MetLife Investors Insurance
 Company                                           -            -
                                        ------------ ------------
Total Assets                               1,857,030   12,324,244
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           -            1
                                        ------------ ------------
NET ASSETS                                 1,857,030   12,324,243
                                        ============ ============
Outstanding Units                            167,265    1,546,320
Unit Fair Values                        $      11.10 $       7.74
                                                               to
                                                     $       8.06

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                                                       Met Investors
                                        --------------------------------------------------------------------------------
                                           PIMCO        PIMCO         RCM      T. Rowe Price T. Rowe Price      MFS
                                        Total Return Total Return   Global        Mid-Cap       Mid-Cap      Research
                                            Bond         Bond     Technology      Growth        Growth     International
                                         Portfolio   Portfolio B  Portfolio B    Portfolio    Portfolio B    Portfolio
                                        ------------ ------------ ------------ ------------- ------------- -------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors PIMCO Total Return Bond
 Portfolio                              $  4,656,137 $          - $          - $          -  $          -  $          -
   401,391 shares; cost $4,550,291
Met Investors PIMCO Total Return Bond
 Portfolio B                                       -   31,650,665            -            -             -             -
   2,752,232 shares; cost $31,530,548
Met Investors RCM Global Technology
 Portfolio B                                       -            -    1,030,919            -             -             -
   204,142 shares; cost $878,118
Met Investors T. Rowe Price Mid-Cap
 Growth Portfolio                                  -            -            -    2,190,426             -             -
   258,001 shares; cost $1,695,517
Met Investors T. Rowe Price Mid-Cap
 Growth Portfolio B                                -            -            -            -    12,242,441             -
   1,460,912 shares; cost $9,389,591
Met Investors MFS Research
 International Portfolio                           -            -            -            -             -     6,083,031
   467,926 shares; cost $4,197,734
Met Investors MFS Research
 International Portfolio B                         -            -            -            -             -             -
   1,248,961 shares; cost $13,298,108
Met Investors AIM Small-Cap Growth
 Portfolio B                                       -            -            -            -             -             -
   753,761 shares; cost $8,912,059
                                        ------------ ------------ ------------ ------------  ------------  ------------
Total Investments                          4,656,137   31,650,665    1,030,919    2,190,426    12,242,441     6,083,031
Cash and Accounts Receivable                       -            -            -            -             -             -
Due from MetLife Investors Insurance
 Company                                           1            -            -            1             -             1
                                        ------------ ------------ ------------ ------------  ------------  ------------
Total Assets                            $  4,656,138   31,650,665    1,030,919    2,190,427    12,242,441     6,083,032
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           -            4            -            -             3             -
                                        ------------ ------------ ------------ ------------  ------------  ------------
NET ASSETS                              $  4,656,138   31,650,661    1,030,919    2,190,427    12,242,438     6,083,032
                                        ============ ============ ============ ============  ============  ============
Outstanding Units                            377,259    2,614,749      219,715      270,568     1,537,676       338,829
Unit Fair Values                        $      12.34 $      11.74 $       4.58 $       7.99  $       7.75  $      12.72
                                                  to           to           to           to            to            to
                                        $      12.68 $      12.59 $       4.76 $       8.15  $       8.30  $      18.32

                                        ---------------------------
                                             MFS          AIM
                                          Research     Small-Cap
                                        International   Growth
                                         Portfolio B  Portfolio B
                                        ------------- ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors PIMCO Total Return Bond
 Portfolio                              $          -  $          -
   401,391 shares; cost $4,550,291
Met Investors PIMCO Total Return Bond
 Portfolio B                                       -             -
   2,752,232 shares; cost $31,530,548
Met Investors RCM Global Technology
 Portfolio B                                       -             -
   204,142 shares; cost $878,118
Met Investors T. Rowe Price Mid-Cap
 Growth Portfolio                                  -             -
   258,001 shares; cost $1,695,517
Met Investors T. Rowe Price Mid-Cap
 Growth Portfolio B                                -             -
   1,460,912 shares; cost $9,389,591
Met Investors MFS Research
 International Portfolio                           -             -
   467,926 shares; cost $4,197,734
Met Investors MFS Research
 International Portfolio B                16,161,563             -
   1,248,961 shares; cost $13,298,108
Met Investors AIM Small-Cap Growth
 Portfolio B                                       -    10,183,314
   753,761 shares; cost $8,912,059
                                        ------------  ------------
Total Investments                         16,161,563    10,183,314
Cash and Accounts Receivable                       -             -
Due from MetLife Investors Insurance
 Company                                           -             -
                                        ------------  ------------
Total Assets                              16,161,563    10,183,314
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           9             1
                                        ------------  ------------
NET ASSETS                                16,161,554    10,183,313
                                        ============  ============
Outstanding Units                          1,266,878       789,854
Unit Fair Values                        $      12.37  $      12.54
                                                  to            to
                                        $      13.26  $      13.04

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                                                  Met Investors
                                     -------------------------------------------------------------------------------------------
                                                     Harris       Met/AIM    Third Avenue Third Avenue  Neuberger    Neuberger
                                       Lazard        Oakmark     Small-Cap    Small-Cap    Small-Cap     Berman       Berman
                                       Mid-Cap    International   Growth        Value        Value     Real Estate  Real Estate
                                     Portfolio B   Portfolio B   Portfolio    Portfolio   Portfolio B   Portfolio   Portfolio B
                                     ------------ ------------- ------------ ------------ ------------ ------------ ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors Lazard Mid-Cap
 Portfolio B                         $  3,606,558 $          -  $          - $          - $          - $          - $          -
   265,774 shares; cost $3,349,434
Met Investors Harris Oakmark
 International Portfolio B                      -   10,792,417             -            -            -            -            -
   669,920 shares; cost $8,685,336
Met Investors Met/AIM Small-Cap
 Growth Portfolio                               -            -       299,962            -            -            -            -
   21,959 shares; cost $264,811
Met Investors Third Avenue Small-Cap
 Value Portfolio                                -            -             -      444,732            -            -            -
   26,775 shares; cost $370,142
Met Investors Third Avenue Small-Cap
 Value Portfolio B                              -            -             -            -    9,232,251                         -
   557,840 shares; cost $7,137,505
Met Investors Neuberger Berman Real
 Estate Portfolio                               -            -             -            -            -      821,171            -
   58,033 shares; cost $715,304
Met Investors Neuberger Berman Real
 Estate Portfolio B                             -            -             -            -            -            -    7,836,678
   555,399 shares; cost $6,768,211
Met Investors Turner Mid-Cap Growth
 Portfolio B                                    -            -             -            -            -            -            -
   86,982 shares; cost $872,907
                                     ------------ ------------  ------------ ------------ ------------ ------------ ------------
Total Investments                       3,606,558   10,792,417       299,962      444,732    9,232,251      821,171    7,836,678
Cash and Accounts Receivable                    -            -             -            -            -            -            -
Due from MetLife Investors Insurance
 Company                                        -            -             -            -            -            -            -
                                     ------------ ------------  ------------ ------------ ------------ ------------ ------------
Total Assets                         $  3,606,558   10,792,417       299,962      444,732    9,232,251      821,171    7,836,678
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                        -            1             -            -            3            1            1
                                     ------------ ------------  ------------ ------------ ------------ ------------ ------------
NET ASSETS                           $  3,606,558   10,792,416       299,962      444,732    9,232,248      821,170    7,836,677
                                     ============ ============  ============ ============ ============ ============ ============
Outstanding Units                         252,387      694,932        40,203       24,670      571,711       39,242      548,137
Unit Fair Values                     $      13.95 $      15.18  $       7.46 $      16.13 $      15.81 $      20.93 $      14.11
                                               to           to                         to           to                        to
                                     $      14.50 $      15.78               $      18.08 $      16.35              $      14.49

                                     -------------
                                       Turner
                                       Mid-Cap
                                       Growth
                                     Portfolio B
                                     ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors Lazard Mid-Cap
 Portfolio B                         $          -
   265,774 shares; cost $3,349,434
Met Investors Harris Oakmark
 International Portfolio B                      -
   669,920 shares; cost $8,685,336
Met Investors Met/AIM Small-Cap
 Growth Portfolio                               -
   21,959 shares; cost $264,811
Met Investors Third Avenue Small-Cap
 Value Portfolio                                -
   26,775 shares; cost $370,142
Met Investors Third Avenue Small-Cap
 Value Portfolio B                              -
   557,840 shares; cost $7,137,505
Met Investors Neuberger Berman Real
 Estate Portfolio                               -
   58,033 shares; cost $715,304
Met Investors Neuberger Berman Real
 Estate Portfolio B                             -
   555,399 shares; cost $6,768,211
Met Investors Turner Mid-Cap Growth
 Portfolio B                            1,051,608
   86,982 shares; cost $872,907
                                     ------------
Total Investments                       1,051,608
Cash and Accounts Receivable                    -
Due from MetLife Investors Insurance
 Company                                        -
                                     ------------
Total Assets                            1,051,608
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                        2
                                     ------------
NET ASSETS                              1,051,606
                                     ============
Outstanding Units                          86,600
Unit Fair Values                     $      12.01
                                               to
                                     $      12.34

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                                                     Met Investors
                                        ------------------------------------------------------------------------------
                                        Goldman Sachs  Defensive     Moderate     Balanced      Growth     Aggressive
                                           Mid-Cap     Strategy      Strategy     Strategy     Strategy     Strategy
                                            Value       Fund of      Fund of      Fund of      Fund of      Fund of
                                         Portfolio B    Fund B        Fund B       Fund B       Fund B       Fund B
                                        ------------- ------------ ------------ ------------ ------------ ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors Goldman Sachs Mid-Cap
 Value Portfolio B                      $  2,291,365  $          - $          - $          - $          - $          -
   182,579 shares; cost $2,100,578
Met Investors Defensive Strategy Fund
 of Fund B                                         -     4,652,330            -            -            -            -
   452,121 shares; cost $4,500,592
Met Investors Moderate Strategy Fund
 of Fund B                                         -             -   28,626,945            -            -            -
   2,708,320 shares; cost $27,412,240
Met Investors Balanced Strategy Fund of
 Fund B                                            -             -            -   85,583,664            -            -
   7,837,332 shares; cost $81,066,113
Met Investors Growth Strategy Fund of
 Fund B                                            -             -            -            -   75,989,322            -
   6,665,730 shares; cost $70,609,484
Met Investors Aggressive Strategy Fund
 of Fund B                                         -             -            -            -            -    7,713,432
   660,397 shares; cost $7,006,571
Met Investors Van Kampen Comstock
 Portfolio B                                       -             -            -            -            -            -
   306,429 shares; cost $3,123,708
Met Investors Cyclical Growth ETF
 Portfolio B                                       -             -            -            -            -            -
   4,001 shares; cost $40,794
                                        ------------  ------------ ------------ ------------ ------------ ------------
Total Investments                          2,291,365     4,652,330   28,626,945   85,583,664   75,989,322    7,713,432
Cash and Accounts Receivable                       -             -            -            -            -            -
Due from MetLife Investors Insurance
 Company                                           -             -            -            -            -            -
                                        ------------  ------------ ------------ ------------ ------------ ------------
Total Assets                            $  2,291,365     4,652,330   28,626,945   85,583,664   75,989,322    7,713,432
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           -             3            4            3            2            1
                                        ------------  ------------ ------------ ------------ ------------ ------------
NET ASSETS                              $  2,291,365     4,652,327   28,626,941   85,583,661   75,989,320    7,713,431
                                        ============  ============ ============ ============ ============ ============
Outstanding Units                            173,267       448,336    2,689,712    7,822,973    6,681,818      665,696
Unit Fair Values                        $      13.08  $      10.30 $      10.56 $      10.86 $      11.29 $      11.51
                                                  to            to           to           to           to           to
                                        $      13.43  $      10.43 $      10.69 $      10.99 $      11.43 $      11.65

                                        --------------------------

                                        Van Kampen    Cyclical
                                         Comstock    Growth ETF
                                        Portfolio B  Portfolio B
                                        ------------ ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors Goldman Sachs Mid-Cap
 Value Portfolio B                      $          - $          -
   182,579 shares; cost $2,100,578
Met Investors Defensive Strategy Fund
 of Fund B                                         -            -
   452,121 shares; cost $4,500,592
Met Investors Moderate Strategy Fund
 of Fund B                                         -            -
   2,708,320 shares; cost $27,412,240
Met Investors Balanced Strategy Fund of
 Fund B                                            -            -
   7,837,332 shares; cost $81,066,113
Met Investors Growth Strategy Fund of
 Fund B                                            -            -
   6,665,730 shares; cost $70,609,484
Met Investors Aggressive Strategy Fund
 of Fund B                                         -            -
   660,397 shares; cost $7,006,571
Met Investors Van Kampen Comstock
 Portfolio B                               3,183,797            -
   306,429 shares; cost $3,123,708
Met Investors Cyclical Growth ETF
 Portfolio B                                       -       40,571
   4,001 shares; cost $40,794
                                        ------------ ------------
Total Investments                          3,183,797       40,571
Cash and Accounts Receivable                       -            -
Due from MetLife Investors Insurance
 Company                                           -            -
                                        ------------ ------------
Total Assets                               3,183,797       40,571
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           1            -
                                        ------------ ------------
NET ASSETS                                 3,183,796       40,571
                                        ============ ============
Outstanding Units                            303,632        3,990
Unit Fair Values                        $      10.41 $      10.16
                                                  to           to
                                        $      10.52 $      10.17

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                           Met Investors                                   Russell
                                     ------------------------- ------------------------------------------------------
                                      Cyclical
                                     Growth and    Legg Mason  Multi-Style   Aggressive
                                     Income ETF   Value Equity   Equity        Equity      Non-U.S.       Core Bond
                                     Portfolio B  Portfolio B     Fund          Fund         Fund           Fund
                                     ------------ ------------ ------------ ------------ ------------    ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors Cyclical Growth and
 Income ETF Portfolio B              $     67,454 $          - $          - $          - $          -    $          -
   6,672 shares; cost $67,600
Met Investors Legg Mason Value
 Equity Portfolio B                             -            -            -            -            -               -
   - shares; cost $0
Russell Insurance Funds (Russell):
Russell Multi-Style Equity Fund                 -            -    3,300,258            -            -               -
   246,841 shares; cost $3,452,045
Russell Aggressive Equity Fund                  -            -            -      585,928            -               -
   40,690 shares; cost $511,549
Russell Non-U.S. Fund                           -            -            -            -    1,620,218               -
   127,777 shares; cost $1,383,831
Russell Core Bond Fund                          -            -            -            -            -       2,366,951
   231,374 shares; cost $2,366,646
Russell Real Estate Securities Fund             -            -            -            -            -               -
   20,644 shares; cost $251,305
AIM Variable Insurance Funds, Inc.
 (AIM):
AIM Capital Appreciation Fund                   -            -            -            -            -               -
   91,074 shares; cost $2,697,807
                                     ------------ ------------ ------------ ------------ ------------    ------------
Total Investments                          67,454            -    3,300,258      585,928    1,620,218       2,366,951
Cash and Accounts Receivable                    -                         -            -            -               -
Due from MetLife Investors Insurance
 Company                                        -                         2            1            -               3
                                     ------------ ------------ ------------ ------------ ------------    ------------
Total Assets                               67,454            -    3,300,260      585,929    1,620,218       2,366,954
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                        -                         -            -            -               -
                                     ------------ ------------ ------------ ------------ ------------    ------------
NET ASSETS                           $     67,454            -    3,300,260      585,929    1,620,218       2,366,954
                                     ============ ============ ============ ============ ============    ============
Outstanding Units                           6,658                   277,883       43,722      113,408         169,522
Unit Fair Values                     $      10.12 $      10.61 $      11.88 $      13.40 $      14.29    $      13.96
                                               to           to
                                     $      10.13 $      10.63

                                                      AIM
                                     ----------   ------------

                                     Real Estate    Capital
                                     Securities   Appreciation
                                        Fund          Fund
                                     ------------ ------------
ASSETS:
Investments at Fair Value:
Met Investors Series Trust
 (Met Investors), continued:
Met Investors Cyclical Growth and
 Income ETF Portfolio B              $          - $          -
   6,672 shares; cost $67,600
Met Investors Legg Mason Value
 Equity Portfolio B                             -            -
   - shares; cost $0
Russell Insurance Funds (Russell):
Russell Multi-Style Equity Fund                 -            -
   246,841 shares; cost $3,452,045
Russell Aggressive Equity Fund                  -            -
   40,690 shares; cost $511,549
Russell Non-U.S. Fund                           -            -
   127,777 shares; cost $1,383,831
Russell Core Bond Fund                          -            -
   231,374 shares; cost $2,366,646
Russell Real Estate Securities Fund       356,731            -
   20,644 shares; cost $251,305
AIM Variable Insurance Funds, Inc.
 (AIM):
AIM Capital Appreciation Fund                   -    2,247,715
   91,074 shares; cost $2,697,807
                                     ------------ ------------
Total Investments                         356,731    2,247,715
Cash and Accounts Receivable                    -            -
Due from MetLife Investors Insurance
 Company                                        2            -
                                     ------------ ------------
Total Assets                              356,733    2,247,715
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                        -            3
                                     ------------ ------------
NET ASSETS                                356,733    2,247,712
                                     ============ ============
Outstanding Units                          13,869      202,445
Unit Fair Values                     $      25.72 $       6.54
                                                            to
                                                  $      12.25

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                           AIM                           Scudder II             MFS
                                         ---------------------------------------- ------------------------- ------------

                                           Capital    International International  Small-Cap    Government   Investors
                                         Appreciation    Growth        Growth       Growth      Securities     Trust
                                            Fund B        Fund         Fund B      Portfolio    Portfolio    Series B
                                         ------------ ------------- ------------- ------------ ------------ ------------
ASSETS:
Investments at Fair Value:
AIM Variable Insurance
 Funds, Inc. (AIM), continued:
AIM Capital Appreciation Fund B          $    106,062 $          -  $          -  $          - $          - $          -
   4,341 shares; cost $84,252
AIM International Growth Fund                       -      342,819             -             -            -            -
   14,796 shares; cost $293,005
AIM International Growth Fund B                     -            -     1,003,751             -            -            -
   43,641 shares; cost $869,613
Scudder Variable Series II (Scudder II):
Scudder II Small-Cap Growth Portfolio               -            -             -       183,892            -            -
   13,642 shares; cost $235,863
Scudder II Government Securities
 Portfolio                                          -            -             -             -      281,570            -
   22,967 shares; cost $278,075
MFS Variable Insurance Trust (MFS):
MFS Investors Trust Series B                        -            -             -             -            -    1,284,034
   66,912 shares; cost $1,079,712
Metropolitan Series Funds, Inc.
 (MetLife):
MetLife Davis Venture Value A                       -            -             -             -            -            -
   5,991 shares; cost $159,220
MetLife Davis Venture Value E                       -            -             -             -            -            -
   1,046,940 shares; cost $26,782,854
                                         ------------ ------------  ------------  ------------ ------------ ------------
Total Investments                             106,062      342,819     1,003,751       183,892      281,570    1,284,034
Cash and Accounts Receivable                        -            -             -             -            -            -
Due from MetLife Investors Insurance
 Company                                            -            -             1             1            1            -
                                         ------------ ------------  ------------  ------------ ------------ ------------
Total Assets                             $    106,062      342,819     1,003,752       183,893      281,571    1,284,034
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                            3            1             -             -            -            2
                                         ------------ ------------  ------------  ------------ ------------ ------------
NET ASSETS                               $    106,059      342,818     1,003,752       183,893      281,571    1,284,032
                                         ============ ============  ============  ============ ============ ============
Outstanding Units                               8,314       24,660        59,995        19,313       20,702      115,816
Unit Fair Values                         $      11.69 $       9.19  $      13.97  $       9.35 $      13.36 $      10.96
                                                   to           to            to            to           to           to
                                         $      22.78 $      14.65  $      21.15  $       9.53 $      13.61 $      11.17

                                                  MetLife
                                         -------------------------

                                            Davis        Davis
                                           Venture      Venture
                                           Value A      Value E
                                         ------------ ------------
ASSETS:
Investments at Fair Value:
AIM Variable Insurance
 Funds, Inc. (AIM), continued:
AIM Capital Appreciation Fund B          $          - $          -
   4,341 shares; cost $84,252
AIM International Growth Fund                       -            -
   14,796 shares; cost $293,005
AIM International Growth Fund B                     -            -
   43,641 shares; cost $869,613
Scudder Variable Series II (Scudder II):
Scudder II Small-Cap Growth Portfolio               -            -
   13,642 shares; cost $235,863
Scudder II Government Securities
 Portfolio                                          -            -
   22,967 shares; cost $278,075
MFS Variable Insurance Trust (MFS):
MFS Investors Trust Series B                        -            -
   66,912 shares; cost $1,079,712
Metropolitan Series Funds, Inc.
 (MetLife):
MetLife Davis Venture Value A                 185,180            -
   5,991 shares; cost $159,220
MetLife Davis Venture Value E                       -   32,203,876
   1,046,940 shares; cost $26,782,854
                                         ------------ ------------
Total Investments                             185,180   32,203,876
Cash and Accounts Receivable                        -            -
Due from MetLife Investors Insurance
 Company                                            2            -
                                         ------------ ------------
Total Assets                                  185,182   32,203,876
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                            -            3
                                         ------------ ------------
NET ASSETS                                    185,182   32,203,873
                                         ============ ============
Outstanding Units                               5,405    2,466,071
Unit Fair Values                         $      34.26 $      12.46
                                                                to
                                                      $      36.24

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                                                     MetLife
                                     ------------------------------------------------------------------------------------------
                                       Harris                      MFS          MFS          MFS        Capital      Capital
                                       Oakmark     Jennison     Investors      Total        Total      Guardian     Guardian
                                       Focused      Growth        Trust        Return       Return    U.S. Equity  U.S. Equity
                                       Value B    Portfolio B   Series B      Series A     Series B    Series A     Series B
                                     ------------ ------------ ------------ ------------ ------------ ------------ ------------
ASSETS:
Investments at Fair Value:
Metropolitan Series Funds,
 Inc. (MetLife), continued:
MetLife Harris Oakmark Focused
 Value B                             $ 10,274,891 $          - $          - $          - $          - $          - $          -
   39,467 shares; cost $8,524,649
MetLife Jennison Growth Portfolio B             -   10,298,435            -            -            -            -            -
   835,234 shares; cost $8,464,946
MetLife MFS Investors Trust Series B            -            -    4,702,141            -            -            -            -
   482,766 shares; cost $3,671,239
MetLife MFS Total Return Series A               -            -            -      785,147            -            -            -
   5,302 shares; cost $740,740
MetLife MFS Total Return Series B               -            -            -            -    4,776,718            -            -
   32,570 shares; cost $4,492,292
MetLife Capital Guardian U.S. Equity
 Series A                                       -            -            -            -            -    8,076,368            -
   655,018 shares; cost $7,347,449
MetLife Capital Guardian U.S. Equity
 Series B                                       -            -            -            -            -            -    6,721,077
   547,765 shares; cost $6,005,403
MetLife Putnam International Stock
 Portfolio B                                    -            -            -            -            -            -            -
   135,028 shares; cost $1,262,509
                                     ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total Investments                      10,274,891   10,298,435    4,702,141      785,147    4,776,718    8,076,368    6,721,077
Cash and Accounts Receivable                    -            -            -            -            -            -            -
Due from MetLife Investors Insurance
 Company                                        -            -            2            -            -            -            -
                                     ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total Assets                         $ 10,274,891   10,298,435    4,702,143      785,147    4,776,718    8,076,368    6,721,077
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                       24            -            -            2            3            -            1
                                     ------------ ------------ ------------ ------------ ------------ ------------ ------------
NET ASSETS                           $ 10,274,867   10,298,435    4,702,143      785,145    4,776,715    8,076,368    6,721,076
                                     ============ ============ ============ ============ ============ ============ ============
Outstanding Units                         638,062      913,032      411,016       18,317      271,749      675,865      562,184
Unit Fair Values                     $      15.75 $       4.90 $       8.69 $      42.86 $      11.49 $      11.95 $      11.63
                                               to           to           to                        to           to           to
                                     $      16.40 $      13.61 $      11.71              $      45.78 $      12.19 $      12.13

                                     --------------
                                        Putnam
                                     International
                                         Stock
                                      Portfolio B
                                     -------------
ASSETS:
Investments at Fair Value:
Metropolitan Series Funds,
 Inc. (MetLife), continued:
MetLife Harris Oakmark Focused
 Value B                             $          -
   39,467 shares; cost $8,524,649
MetLife Jennison Growth Portfolio B             -
   835,234 shares; cost $8,464,946
MetLife MFS Investors Trust Series B            -
   482,766 shares; cost $3,671,239
MetLife MFS Total Return Series A               -
   5,302 shares; cost $740,740
MetLife MFS Total Return Series B               -
   32,570 shares; cost $4,492,292
MetLife Capital Guardian U.S. Equity
 Series A                                       -
   655,018 shares; cost $7,347,449
MetLife Capital Guardian U.S. Equity
 Series B                                       -
   547,765 shares; cost $6,005,403
MetLife Putnam International Stock
 Portfolio B                            1,798,571
   135,028 shares; cost $1,262,509
                                     ------------
Total Investments                       1,798,571
Cash and Accounts Receivable                    -
Due from MetLife Investors Insurance
 Company                                        -
                                     ------------
Total Assets                            1,798,571
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                        -
                                     ------------
NET ASSETS                              1,798,571
                                     ============
Outstanding Units                         105,927
Unit Fair Values                     $      14.55
                                               to
                                     $      17.28

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                                                       MetLife
                                     ------------------------------------------------------------------------------------------
                                      BlackRock    BlackRock                              BlackRock    BlackRock    BlackRock
                                        Money        Money        Stock        Stock        Bond         Bond       Strategic
                                       Market       Market        Index        Index       Income       Income        Value
                                      Portfolio   Portfolio B   Portfolio   Portfolio B   Portfolio   Portfolio B  Portfolio B
                                     ------------ ------------ ------------ ------------ ------------ ------------ ------------
ASSETS:
Investments at Fair Value:
Metropolitan Series Funds,
 Inc. (MetLife), continued:
MetLife BlackRock Money Market
 Portfolio                           $  1,055,722 $          - $          - $          - $          - $          - $          -
   10,557 shares; cost $1,055,722
MetLife BlackRock Money Market
 Portfolio B                                    -    9,834,783            -            -            -            -            -
   98,348 shares; cost $9,834,783
MetLife Stock Index Portfolio                   -            -       60,086            -            -            -            -
   1,810 shares; cost $55,254
MetLife Stock Index Portfolio B                 -            -            -   10,241,418            -            -            -
   315,996 shares; cost $8,908,386
MetLife BlackRock Bond Income
 Portfolio                                      -            -            -            -      725,965            -            -
   6,570 shares; cost $716,509
MetLife BlackRock Bond Income
 Portfolio B                                    -            -            -            -            -    1,180,324            -
   10,809 shares; cost $1,178,334
MetLife BlackRock Strategic Value
 Portfolio B                                    -            -            -            -            -            -      569,075
   30,995 shares; cost $544,000
MetLife Franklin Templeton
 Small-Cap Portfolio B                          -            -            -            -            -            -            -
   167,900 shares; cost $1,626,338
                                     ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total Investments                       1,055,722    9,834,783       60,086   10,241,418      725,965    1,180,324      569,075
Cash and Accounts Receivable                    -            -            -            -            -            -            -
Due from MetLife Investors
 Insurance Company                              -            4            3            -            -            5            -
                                     ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total Assets                         $  1,055,722    9,834,787       60,089   10,241,418      725,965    1,180,329      569,075
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                        4            -            -            -            5            -            -
                                     ------------ ------------ ------------ ------------ ------------ ------------ ------------
NET ASSETS                           $  1,055,718    9,834,787       60,089   10,241,418      725,960    1,180,329      569,075
                                     ============ ============ ============ ============ ============ ============ ============
Outstanding Units                         104,958      986,244        6,872      885,892       15,209       26,458       30,746
Unit Fair Values                     $      10.06 $       9.70 $       8.74 $      11.29 $      47.73 $      40.41 $      18.07
                                               to           to                        to                        to           to
                                     $      10.21 $      10.39              $      11.73              $      52.26 $      19.25

                                     -----------------
                                         Franklin
                                        Templeton
                                     Small-Cap Growth
                                       Portfolio B
                                     ----------------
ASSETS:
Investments at Fair Value:
Metropolitan Series Funds,
 Inc. (MetLife), continued:
MetLife BlackRock Money Market
 Portfolio                             $          -
   10,557 shares; cost $1,055,722
MetLife BlackRock Money Market
 Portfolio B                                      -
   98,348 shares; cost $9,834,783
MetLife Stock Index Portfolio                     -
   1,810 shares; cost $55,254
MetLife Stock Index Portfolio B                   -
   315,996 shares; cost $8,908,386
MetLife BlackRock Bond Income
 Portfolio                                        -
   6,570 shares; cost $716,509
MetLife BlackRock Bond Income
 Portfolio B                                      -
   10,809 shares; cost $1,178,334
MetLife BlackRock Strategic Value
 Portfolio B                                      -
   30,995 shares; cost $544,000
MetLife Franklin Templeton
 Small-Cap Portfolio B                    1,732,727
   167,900 shares; cost $1,626,338
                                       ------------
Total Investments                         1,732,727
Cash and Accounts Receivable                      -
Due from MetLife Investors
 Insurance Company                                -
                                       ------------
Total Assets                              1,732,727
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                          -
                                       ------------
NET ASSETS                                1,732,727
                                       ============
Outstanding Units                           173,044
Unit Fair Values                       $       9.81
                                                 to
                                       $      10.09

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                                                              MetLife
                                        ---------------------------------------------------------------------------------------
                                           Salomon        Salomon         Salomon
                                           Brothers       Brothers       Brothers     T. Rowe Price T. Rowe Price T. Rowe Price
                                        Strategic Bond Strategic Bond U.S. Government   Small-Cap     Small-Cap     Large-Cap
                                          Portfolio     Portfolio B     Portfolio B     Portfolio    Portfolio B    Portfolio
                                        -------------- -------------- --------------- ------------- ------------- -------------
ASSETS:
Investments at Fair Value:
Metropolitan Series Funds,
 Inc. (MetLife), continued:
MetLife Salomon Brothers Strategic Bond
 Portfolio                               $     94,513   $          -   $          -   $          -  $          -  $          -
   7,430 shares; cost $91,149
MetLife Salomon Brothers Strategic Bond
 Portfolio B                                        -        879,048              -              -             -             -
   69,435 shares; cost $857,299
MetLife Salomon Brothers U.S.
 Government Portfolio B                             -              -         32,794              -             -             -
   2,697 shares; cost $32,727
MetLife T. Rowe Price Small-Cap
 Portfolio                                          -              -              -        526,246             -             -
   34,782 shares; cost $442,372
MetLife T. Rowe Price Small-Cap
 Portfolio B                                        -              -              -              -       726,001             -
   48,790 shares; cost $603,972
MetLife T. Rowe Price Large-Cap
 Portfolio                                          -              -              -              -             -       999,944
   73,906 shares; cost $865,252
MetLife T. Rowe Price Large-Cap
 Portfolio B                                        -              -              -              -             -             -
   245,331 shares; cost $2,964,979
MetLife Oppenheimer Global Equity
 Portfolio B                                        -              -              -              -             -             -
   29,706 shares; cost $421,536
                                         ------------   ------------   ------------   ------------  ------------  ------------
Total Investments                              94,513        879,048         32,794        526,246       726,001       999,944
Cash and Accounts Receivable                        -              -              -              -             -             -
Due from MetLife Investors Insurance
 Company                                            -              -              -              -             -             1
                                         ------------   ------------   ------------   ------------  ------------  ------------
Total Assets                             $     94,513        879,048         32,794        526,246       726,001       999,945
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                            -              -              1              -             -             -
                                         ------------   ------------   ------------   ------------  ------------  ------------
NET ASSETS                               $     94,513        879,048         32,793        526,246       726,001       999,945
                                         ============   ============   ============   ============  ============  ============
Outstanding Units                               4,607         44,115          2,161         35,933        50,518        77,598
Unit Fair Values                         $      20.52   $      18.92   $      14.20   $      14.64  $      13.79  $      12.86
                                                                  to             to             to            to            to
                                                        $      21.51   $      16.79   $      15.37  $      15.26  $      13.38

                                        ----------------------------

                                        T. Rowe Price  Oppenheimer
                                          Large-Cap   Global Equity
                                         Portfolio B   Portfolio B
                                        ------------- -------------
ASSETS:
Investments at Fair Value:
Metropolitan Series Funds,
 Inc. (MetLife), continued:
MetLife Salomon Brothers Strategic Bond
 Portfolio                              $          -  $          -
   7,430 shares; cost $91,149
MetLife Salomon Brothers Strategic Bond
 Portfolio B                                       -             -
   69,435 shares; cost $857,299
MetLife Salomon Brothers U.S.
 Government Portfolio B                            -             -
   2,697 shares; cost $32,727
MetLife T. Rowe Price Small-Cap
 Portfolio                                         -             -
   34,782 shares; cost $442,372
MetLife T. Rowe Price Small-Cap
 Portfolio B                                       -             -
   48,790 shares; cost $603,972
MetLife T. Rowe Price Large-Cap
 Portfolio                                         -             -
   73,906 shares; cost $865,252
MetLife T. Rowe Price Large-Cap
 Portfolio B                               3,304,603             -
   245,331 shares; cost $2,964,979
MetLife Oppenheimer Global Equity
 Portfolio B                                       -       447,379
   29,706 shares; cost $421,536
                                        ------------  ------------
Total Investments                          3,304,603       447,379
Cash and Accounts Receivable                       -             -
Due from MetLife Investors Insurance
 Company                                           -             1
                                        ------------  ------------
Total Assets                               3,304,603       447,380
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           -             -
                                        ------------  ------------
NET ASSETS                                 3,304,603       447,380
                                        ============  ============
Outstanding Units                            261,114        25,536
Unit Fair Values                        $      12.24  $      16.10
                                                  to            to
                                        $      13.29  $      17.82

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                                   Putnam                                            Templeton
                                      ---------------------------------------------------------------- -------------------------

                                       Growth and   Growth and                               Equity       Growth       Growth
                                         Income       Income       Vista        Vista        Income     Securities   Securities
                                          Fund        Fund B       Fund         Fund B       Fund B        Fund        Fund B
                                      ------------ ------------ ------------ ------------ ------------ ------------ ------------
ASSETS:
Investments at Fair Value:
Putnam Variable Trust
 (Putnam), continued:
Putnam Growth and Income Fund         $  1,037,346 $          - $          - $          - $          - $          - $          -
   39,130 shares; cost $995,153
Putnam Growth and Income Fund B                  -      901,869            -            -            -            -            -
   34,227 shares; cost $792,075
Putnam Vista Fund                                -            -      410,122            -            -            -            -
   28,984 shares; cost $463,659
Putnam Vista Fund B                              -            -            -       22,721            -            -            -
   1,630 shares; cost $15,602
Putnam Equity Income Fund B                      -            -            -            -    2,905,614            -            -
   209,037 shares; cost $2,646,619
Franklin Templeton Variable Insurance
 Products Trust (Templeton):                     -
Templeton Growth Securities Fund                              -            -            -            -      263,315            -
   18,835 shares; cost $237,688                  -
Templeton Growth Securities Fund B                            -            -            -            -            -       89,771
   6,501 shares; cost $68,035
Templeton Foreign Securities Fund                             -            -            -            -            -            -
   44,911 shares; cost $644,930
                                      ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total Investments                        1,037,346      901,869      410,122       22,721    2,905,614      263,315       89,771
Cash and Accounts Receivable                     -            -            -            -            -            -            -
Due from MetLife Investors Insurance
 Company                                         2            3            -            1            -            1            1
                                      ------------ ------------ ------------ ------------ ------------ ------------ ------------
Total Assets                          $  1,037,348      901,872      410,122       22,722    2,905,614      263,316       89,772
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                         -            -            -            -            -            -            -
                                      ------------ ------------ ------------ ------------ ------------ ------------ ------------
NET ASSETS                            $  1,037,348      901,872      410,122       22,722    2,905,614      263,316       89,772
                                      ============ ============ ============ ============ ============ ============ ============
Outstanding Units                           79,914       57,422       31,552        1,776      208,518       15,640        5,402
Unit Fair Values                      $      12.98 $      12.56 $      13.00 $      12.59 $      13.61 $      13.54 $      16.34
                                                             to                        to           to           to           to
                                                   $      56.51              $      15.65 $      14.04 $      17.89 $      17.08

                                      -------------

                                        Foreign
                                       Securities
                                          Fund
                                      ------------
ASSETS:
Investments at Fair Value:
Putnam Variable Trust
 (Putnam), continued:
Putnam Growth and Income Fund         $          -
   39,130 shares; cost $995,153
Putnam Growth and Income Fund B                  -
   34,227 shares; cost $792,075
Putnam Vista Fund                                -
   28,984 shares; cost $463,659
Putnam Vista Fund B                              -
   1,630 shares; cost $15,602
Putnam Equity Income Fund B                      -
   209,037 shares; cost $2,646,619
Franklin Templeton Variable Insurance
 Products Trust (Templeton):
Templeton Growth Securities Fund                 -
   18,835 shares; cost $237,688
Templeton Growth Securities Fund B               -
   6,501 shares; cost $68,035
Templeton Foreign Securities Fund          711,396
   44,911 shares; cost $644,930
                                      ------------
Total Investments                          711,396
Cash and Accounts Receivable                     -
Due from MetLife Investors Insurance
 Company                                         -
                                      ------------
Total Assets                               711,396
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                         -
                                      ------------
NET ASSETS                                 711,396
                                      ============
Outstanding Units                           59,307
Unit Fair Values                      $      11.44
                                                to
                                      $      12.01

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                      Templeton                                            Fidelity
                                        -------------------------------------- ---------------------------------------
                                                      Developing   Developing
                                          Foreign      Markets      Markets                                 Growth
                                         Securities   Securities   Securities    Growth       Growth     Opportunities
                                           Fund B        Fund        Fund B     Portfolio   Portfolio B    Portfolio
                                        ------------ ------------ ------------ ------------ ------------ -------------
ASSETS:
Investments at Fair Value:
Franklin Templeton
 Variable Insurance
 Products Trust
 (Templeton), continued:
Templeton Foreign Securities Fund B     $  4,010,648 $          - $          - $          - $          - $          -
   256,764 shares; cost $3,310,578
Templeton Developing Markets
 Securities Fund                                   -      407,176            -            -            -            -
   37,050 shares; cost $220,652
Templeton Developing Markets
 Securities Fund B                                 -            -    4,709,529            -            -            -
   432,067 shares; cost $2,819,034
Variable Insurance Products Fund,
 Fund II, and Fund III (Fidelity):
Fidelity Growth Portfolio                          -            -            -       46,407            -            -
   1,377 shares; cost $55,410
Fidelity Growth Portfolio B                        -            -            -            -    6,420,612            -
   192,869 shares; cost $5,850,916
Fidelity Growth Opportunities Portfolio            -            -            -            -            -       13,736
   792 shares; cost $16,373
Fidelity Growth and Income Portfolio               -            -            -            -            -            -
   3,125 shares; cost $46,126
Fidelity Equity Income Portfolio                   -            -            -            -            -            -
   310 shares; cost $7,475
                                        ------------ ------------ ------------ ------------ ------------ ------------
Total Investments                          4,010,648      407,176    4,709,529       46,407    6,420,612       13,736
Cash and Accounts Receivable                       -            -            -            -            -            -
Due from MetLife Investors Insurance
 Company                                           -            1            2            -            -            -
                                        ------------ ------------ ------------ ------------ ------------ ------------
Total Assets                            $  4,010,648      407,177    4,709,531       46,407    6,420,612       13,736
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           -            -            -            2            3            1
                                        ------------ ------------ ------------ ------------ ------------ ------------
NET ASSETS                              $  4,010,648      407,177    4,709,531       46,405    6,420,609       13,735
                                        ============ ============ ============ ============ ============ ============
Outstanding Units                            269,382       25,079      328,572        3,813      363,370        1,463
Unit Fair Values                        $      11.63 $      16.24 $      10.15 $      12.17 $      11.76 $       9.39
                                                  to                        to                        to
                                        $      30.90              $      16.02              $      55.40

                                        --------------------------

                                         Growth and    Equity
                                           Income      Income
                                         Portfolio    Portfolio
                                        ------------ ------------
ASSETS:
Investments at Fair Value:
Franklin Templeton
 Variable Insurance
 Products Trust
 (Templeton), continued:
Templeton Foreign Securities Fund B     $          - $          -
   256,764 shares; cost $3,310,578
Templeton Developing Markets
 Securities Fund                                   -            -
   37,050 shares; cost $220,652
Templeton Developing Markets
 Securities Fund B                                 -            -
   432,067 shares; cost $2,819,034
Variable Insurance Products Fund,
 Fund II, and Fund III (Fidelity):
Fidelity Growth Portfolio                          -            -
   1,377 shares; cost $55,410
Fidelity Growth Portfolio B                        -            -
   192,869 shares; cost $5,850,916
Fidelity Growth Opportunities Portfolio            -            -
   792 shares; cost $16,373
Fidelity Growth and Income Portfolio          46,096            -
   3,125 shares; cost $46,126
Fidelity Equity Income Portfolio                   -        7,899
   310 shares; cost $7,475
                                        ------------ ------------
Total Investments                             46,096        7,899
Cash and Accounts Receivable                       -            -
Due from MetLife Investors Insurance
 Company                                           -            -
                                        ------------ ------------
Total Assets                                  46,096        7,899
LIABILITIES:
Due to MetLife Investors Insurance
 Company                                           -            6
                                        ------------ ------------
NET ASSETS                                    46,096        7,893
                                        ============ ============
Outstanding Units                              3,675          582
Unit Fair Values                        $      12.54 $      13.56



See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2005

                                                         Fidelity                           PIMCO
                                                        ------------ ---------------------------------------------------
                                                                                                StocksPLUS
                                                          Equity        High                    Growth and     Total
                                                          Income        Yield     Low Duration    Income      Return
                                                        Portfolio B   Portfolio    Portfolio    Portfolio    Portfolio
                                                        ------------ ------------ ------------ ------------ ------------
ASSETS:
Investments at Fair Value:
Variable Insurance Products Fund, Fund II, and Fund III
 (Fidelity), continued:
Fidelity Equity Income Portfolio B                      $    452,632 $          - $          - $          - $          -
   17,983 shares; cost $402,358
PIMCO Variable Insurance Trust (PIMCO):
PIMCO High Yield Portfolio                                         -      853,342            -            -            -
   104,194 shares; cost $847,915
PIMCO Low Duration Portfolio                                       -            -      553,145            -            -
   54,821 shares; cost $561,752
PIMCO StocksPLUS Growth and Income Portfolio                       -            -            -      225,632            -
   22,121 shares; cost $178,788
PIMCO Total Return Portfolio                                       -            -            -            -    2,864,796
   279,765 shares; cost $2,835,180
                                                        ------------ ------------ ------------ ------------ ------------
Total Investments                                            452,632      853,342      553,145      225,632    2,864,796
Cash and Accounts Receivable                                       -            -            -            -            -
Due from MetLife Investors Insurance Company                       2            7            2            -            -
                                                        ------------ ------------ ------------ ------------ ------------
Total Assets                                            $    452,634      853,349      553,147      225,632    2,864,796
LIABILITIES:
Due to MetLife Investors Insurance Company                         -            -            -            -            5
                                                        ------------ ------------ ------------ ------------ ------------
NET ASSETS                                              $    452,634      853,349      553,147      225,632    2,864,791
                                                        ============ ============ ============ ============ ============
Outstanding Units                                             30,136       65,343       45,882       24,691      215,346
Unit Fair Values                                        $      13.08 $      12.71 $      11.71 $       8.97 $      13.13
                                                                  to           to           to           to           to
                                                        $      55.59 $      13.31 $      12.21 $      13.44 $      13.38

See accompanying notes to financial statements

                                                                    (Concluded)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                          Met Investors
                                         ---------------------------------------------------------------------------------
                                           Lord Abbett     Lord Abbett                                       Lord Abbett
                                           Growth and      Growth and     Lord Abbett       Lord Abbett        Growth
                                             Income          Income      Bond Debenture    Bond Debenture    Opportunity
                                            Portfolio      Portfolio B     Portfolio        Portfolio B       Portfolio
                                         --------------  --------------  --------------    --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                              $    1,797,249  $    1,414,780  $      358,309    $      988,953  $      103,691
                                         --------------  --------------  --------------    --------------  --------------
Expenses:
  Mortality and expense charges                 771,228         582,944         106,557           262,968          19,466
  Administrative fee                             98,958         120,984          13,085            53,807           2,367
                                         --------------  --------------  --------------    --------------  --------------
    Total Expenses                              870,186         703,928         119,642           316,775          21,833
                                         --------------  --------------  --------------    --------------  --------------
    Net investment (loss) income                927,063         710,852         238,667           672,178          81,858
                                         --------------  --------------  --------------    --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON
 INVESTMENTS:
  Net realized gains (losses) from
   security transactions                      2,784,186       1,115,113         162,624           818,980          88,603
  Change in unrealized appreciation
   (depreciation) of investments             (2,572,976)       (914,627)       (376,440)       (1,324,084)       (123,748)
                                         --------------  --------------  --------------    --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                    211,210         200,486        (213,816)         (505,104)        (35,145)
                                         --------------  --------------  --------------    --------------  --------------
    NET INCREASE (DECREASE)
     IN NET ASSETS RESULTING
     FROM OPERATIONS                     $    1,138,273  $      911,338  $       24,851    $      167,074  $       46,713
                                         ==============  ==============  ==============    ==============  ==============

                                         -----------------------------
                                           Lord Abbett
                                             Growth        Lord Abbett
                                           Opportunity    Mid-Cap Value
                                           Portfolio B      Portfolio
                                         --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                              $      193,651  $      291,044
                                         --------------  --------------
Expenses:
  Mortality and expense charges                  23,430          89,005
  Administrative fee                              6,450          12,254
                                         --------------  --------------
    Total Expenses                               29,880         101,259
                                         --------------  --------------
    Net investment (loss) income                163,771         189,785
                                         --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON
 INVESTMENTS:
  Net realized gains (losses) from
   security transactions                         35,968         461,058
  Change in unrealized appreciation
   (depreciation) of investments                (93,722)       (186,860)
                                         --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                    (57,754)        274,198
                                         --------------  --------------
    NET INCREASE (DECREASE)
     IN NET ASSETS RESULTING
     FROM OPERATIONS                     $      106,017  $      463,983
                                         ==============  ==============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                         Met Investors
                                         ------------------------------------------------------------------------------
                                                          Lord Abbett     Met/Putnam      Met/Putnam     Oppenheimer
                                          Lord Abbett      America's        Capital         Capital        Capital
                                         Mid-Cap Value       Value       Opportunities   Opportunities   Appreciation
                                          Portfolio B     Portfolio B      Portfolio      Portfolio B     Portfolio
                                         -------------- --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                              $      718,818 $       11,139  $       13,105  $          746  $       20,436
                                         -------------- --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                 165,333         38,999          58,802           4,811          21,323
  Administrative fee                             39,028         11,149           7,090           1,182           2,559
                                         -------------- --------------  --------------  --------------  --------------
    Total Expenses                              204,361         50,148          65,892           5,993          23,882
                                         -------------- --------------  --------------  --------------  --------------
    Net investment (loss) income                514,457        (39,009)        (52,787)         (5,247)         (3,446)
                                         -------------- --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON
 INVESTMENTS:
  Net realized gains (losses) from
   security transactions                        231,752         54,339         165,053           4,701           8,725
  Change in unrealized appreciation
   (depreciation) of investments                348,520        167,937         254,113          38,616         132,770
                                         -------------- --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                    580,272        222,276         419,166          43,317         141,495
                                         -------------- --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE)
     IN NET ASSETS RESULTING
     FROM OPERATIONS                     $    1,094,729 $      183,267  $      366,379  $       38,070  $      138,049
                                         ============== ==============  ==============  ==============  ==============

                                         --------------------------------
                                          Oppenheimer
                                            Capital           Money
                                          Appreciation       Market
                                          Portfolio B    Portfolio B (a)
                                         --------------  ---------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                              $      134,504  $       50,704
                                         --------------  --------------
Expenses:
  Mortality and expense charges                 198,311          40,201
  Administrative fee                             34,613           7,123
                                         --------------  --------------
    Total Expenses                              232,924          47,324
                                         --------------  --------------
    Net investment (loss) income                (98,420)          3,380
                                         --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON
 INVESTMENTS:
  Net realized gains (losses) from
   security transactions                        580,386               -
  Change in unrealized appreciation
   (depreciation) of investments               (170,174)              -
                                         --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                    410,212               -
                                         --------------  --------------
    NET INCREASE (DECREASE)
     IN NET ASSETS RESULTING
     FROM OPERATIONS                     $      311,792  $        3,380
                                         ==============  ==============

(a) For the period from January 1, 2005 to April 29, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                         Met Investors
                                         -------------------------------------------------------------------------------
                                             PIMCO           Janus            Janus          PIMCO           PIMCO
                                           Inflation       Aggressive      Aggressive     Total Return    Total Return
                                         Protected Bond      Growth          Growth           Bond            Bond
                                          Portfolio B      Portfolio       Portfolio B     Portfolio      Portfolio B
                                         --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                              $       20,517  $        1,938  $       13,005  $       32,196  $      203,537
                                         --------------  --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                 169,318          23,045         161,543          61,050         407,079
  Administrative fee                             28,658           2,765          30,057           7,350          76,732
                                         --------------  --------------  --------------  --------------  --------------
    Total Expenses                              197,976          25,810         191,600          68,400         483,811
                                         --------------  --------------  --------------  --------------  --------------
    Net investment (loss) income               (177,459)        (23,872)       (178,595)        (36,204)       (280,274)
                                         --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON
 INVESTMENTS:
  Net realized gains (losses) from
   security transactions                        169,893          48,424         326,684          17,276         (24,444)
  Change in unrealized appreciation
   (depreciation) of investments                (56,444)        182,879       1,121,600          71,989         496,901
                                         --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                    113,449         231,303       1,448,284          89,265         472,457
                                         --------------  --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE)
     IN NET ASSETS RESULTING
     FROM OPERATIONS                     $      (64,010) $      207,431  $    1,269,689  $       53,061  $      192,183
                                         ==============  ==============  ==============  ==============  ==============

                                         -------------------------------
                                               RCM       T. Rowe Price
                                             Global         Mid-Cap
                                           Technology       Growth
                                           Portfolio B     Portfolio
                                         --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                              $        7,094  $       46,414
                                         --------------  --------------
Expenses:
  Mortality and expense charges                  14,691          27,876
  Administrative fee                              2,598           5,222
                                         --------------  --------------
    Total Expenses                               17,289          33,098
                                         --------------  --------------
    Net investment (loss) income                (10,195)         13,316
                                         --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON
 INVESTMENTS:
  Net realized gains (losses) from
   security transactions                          3,231          72,851
  Change in unrealized appreciation
   (depreciation) of investments                 65,175         174,068
                                         --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                     68,406         246,919
                                         --------------  --------------
    NET INCREASE (DECREASE)
     IN NET ASSETS RESULTING
     FROM OPERATIONS                     $       58,211  $      260,235
                                         ==============  ==============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                           Met Investors
                                             ---------------------------------------------------------------------------
                                             T. Rowe Price       MFS            MFS            AIM
                                                Mid-Cap       Research       Research       Small-Cap        Lazard
                                                Growth      International  International     Growth          Mid-Cap
                                              Portfolio B     Portfolio     Portfolio B    Portfolio B     Portfolio B
                                             -------------- -------------- -------------- -------------- --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $      261,400 $      308,966 $      785,753 $      210,815 $      387,657
                                             -------------- -------------- -------------- -------------- --------------
Expenses:
  Mortality and expense charges                     150,559         68,569        174,231        118,473         52,151
  Administrative fee                                 26,598          8,631         33,378         21,562          9,037
                                             -------------- -------------- -------------- -------------- --------------
    Total Expenses                                  177,157         77,200        207,609        140,035         61,188
                                             -------------- -------------- -------------- -------------- --------------
    Net investment (loss) income                     84,243        231,766        578,144         70,780        326,469
                                             -------------- -------------- -------------- -------------- --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                     482,360        598,605        818,499        327,404        274,339
  Change in unrealized appreciation
   (depreciation) of investments                    763,426         56,178        811,059        512,670       (395,073)
                                             -------------- -------------- -------------- -------------- --------------
    Net realized and unrealized gains
     (losses) on investments                      1,245,786        654,783      1,629,558        840,074       (120,734)
                                             -------------- -------------- -------------- -------------- --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM OPERATIONS                         $    1,330,029 $      886,549 $    2,207,702 $      910,854 $      205,735
                                             ============== ============== ============== ============== ==============

                                             -------------------------------
                                                 Harris         Met/AIM
                                                 Oakmark       Small-Cap
                                              International     Growth
                                               Portfolio B   Portfolio (b)
                                             --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $      126,444  $        6,146
                                             --------------  --------------
Expenses:
  Mortality and expense charges                     148,167           2,694
  Administrative fee                                 24,059             323
                                             --------------  --------------
    Total Expenses                                  172,226           3,017
                                             --------------  --------------
    Net investment (loss) income                    (45,782)          3,129
                                             --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                     794,061           7,004
  Change in unrealized appreciation
   (depreciation) of investments                    358,872          35,151
                                             --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                      1,152,933          42,155
                                             --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM OPERATIONS                         $    1,107,151  $       45,284
                                             ==============  ==============

(b) For the period from May 2, 2005 to December 31, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                              Met Investors
                                             -------------------------------------------------------------------------------
                                              Third Avenue    Third Avenue      Neuberger       Neuberger        Turner
                                                Small-Cap      Small-Cap         Berman          Berman          Mid-Cap
                                                  Value          Value         Real Estate     Real Estate       Growth
                                              Portfolio (b)   Portfolio B     Portfolio (b)    Portfolio B     Portfolio B
                                             --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $        1,194  $       24,519  $          974  $        9,283  $       34,311
                                             --------------  --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                       3,645         118,487           7,011          72,568          14,941
  Administrative fee                                    570          20,582             841          13,614           2,641
                                             --------------  --------------  --------------  --------------  --------------
    Total Expenses                                    4,215         139,069           7,852          86,182          17,582
                                             --------------  --------------  --------------  --------------  --------------
    Net investment (loss) income                     (3,021)       (114,550)         (6,878)        (76,899)         16,729
                                             --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                       2,768         956,404          12,554         338,322          78,529
  Change in unrealized appreciation
   (depreciation) of investments                     74,590         179,148         105,867         601,635         (18,872)
                                             --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                         77,358       1,135,552         118,421         939,957          59,657
                                             --------------  --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $       74,337  $    1,021,002  $      111,543  $      863,058  $       76,386
                                             ==============  ==============  ==============  ==============  ==============

                                             -------------------------------
                                              Goldman Sachs     Defensive
                                                 Mid-Cap        Strategy
                                                  Value          Fund of
                                               Portfolio B       Fund B
                                             --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $      153,404  $       47,407
                                             --------------  --------------
Expenses:
  Mortality and expense charges                      28,316          67,610
  Administrative fee                                  4,998          11,419
                                             --------------  --------------
    Total Expenses                                   33,314          79,029
                                             --------------  --------------
    Net investment (loss) income                    120,090         (31,622)
                                             --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                     178,353             234
  Change in unrealized appreciation
   (depreciation) of investments                   (107,956)        162,878
                                             --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                         70,397         163,112
                                             --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $      190,487  $      131,490
                                             ==============  ==============

(b) For the period from May 2, 2005 to December 31, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                               Met Investors
                                             ----------------------------------------------------------------------------------

                                                 Moderate         Balanced     Growth Strategy    Aggressive      Van Kampen
                                             Strategy Fund of Strategy Fund of     Fund of     Strategy Fund of    Comstock
                                                  Fund B           Fund B          Fund B           Fund B      Portfolio B (b)
                                             ---------------- ---------------- --------------- ---------------- ---------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                   $      342,483   $      957,113  $      817,151   $       77,718  $       55,815
                                              --------------   --------------  --------------   --------------  --------------
Expenses:
  Mortality and expense charges                      336,116          937,208         833,684           99,404          12,736
  Administrative fee                                  58,948          159,066         142,185           16,238           2,856
                                              --------------   --------------  --------------   --------------  --------------
    Total Expenses                                   395,064        1,096,274         975,869          115,642          15,592
                                              --------------   --------------  --------------   --------------  --------------
    Net investment (loss) income                     (52,581)        (139,161)       (158,718)         (37,924)         40,223
                                              --------------   --------------  --------------   --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                       90,943           98,925         290,369           44,868           1,447
  Change in unrealized appreciation
   (depreciation) of investments                   1,212,460        4,255,769       4,808,088          600,321          60,089
                                              --------------   --------------  --------------   --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                       1,303,403        4,354,694       5,098,457          645,189          61,536
                                              --------------   --------------  --------------   --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                               $    1,250,822   $    4,215,533  $    4,939,739   $      607,265  $      101,759
                                              ==============   ==============  ==============   ==============  ==============

                                             -------------------------------
                                                                Cyclical
                                                Cyclical       Growth and
                                               Growth ETF      Income ETF
                                             Portfolio B (c) Portfolio B (c)
                                             --------------- ---------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $          255  $          102
                                             --------------  --------------
Expenses:
  Mortality and expense charges                          25              11
  Administrative fee                                      6               3
                                             --------------  --------------
    Total Expenses                                       31              14
                                             --------------  --------------
    Net investment (loss) income                        224              88
                                             --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                           1               -
  Change in unrealized appreciation
   (depreciation) of investments                       (224)           (145)
                                             --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                           (223)           (145)
                                             --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $            1  $          (57)
                                             ==============  ==============

(b) For the period from May 2, 2005 to December 31, 2005
(c) For the period September 30, 2005 to December 31, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                           Met Investors                                     Russell
                                                          --------------- ----------------------------------------------

                                                            Legg Mason
                                                           Value Equity     Multi-Style     Aggressive
                                                          Portfolio B (d)   Equity Fund     Equity Fund   Non-U.S. Fund
                                                          --------------- --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                               $            -  $       38,545  $       58,449  $       26,986
                                                          --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                                        -          43,034           7,904          20,570
  Administrative fee                                                   -           5,164             949           2,469
                                                          --------------  --------------  --------------  --------------
    Total Expenses                                                     -          48,198           8,853          23,039
                                                          --------------  --------------  --------------  --------------
    Net investment (loss) income                                       -          (9,653)         49,596           3,947
                                                          --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security transactions               -         (91,199)         47,417          25,900
  Change in unrealized appreciation (depreciation) of
   investments                                                         -         283,133         (72,447)        151,305
                                                          --------------  --------------  --------------  --------------
    Net realized and unrealized gains (losses) on
     investments                                                       -         191,934         (25,030)        177,205
                                                          --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     OPERATIONS                                           $            -  $      182,281  $       24,566  $      181,152
                                                          ==============  ==============  ==============  ==============

                                                          -------------------------------


                                                                            Real Estate
                                                          Core Bond Fund  Securities Fund
                                                          --------------  ---------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                               $      117,820  $       39,676
                                                          --------------  --------------
Expenses:
  Mortality and expense charges                                   31,901           4,619
  Administrative fee                                               3,828             556
                                                          --------------  --------------
    Total Expenses                                                35,729           5,175
                                                          --------------  --------------
    Net investment (loss) income                                  82,091          34,501
                                                          --------------  --------------
NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security transactions           9,950          51,726
  Change in unrealized appreciation (depreciation) of
   investments                                                   (77,199)        (51,077)
                                                          --------------  --------------
    Net realized and unrealized gains (losses) on
     investments                                                 (67,249)            649
                                                          --------------  --------------
    NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     OPERATIONS                                           $       14,842  $       35,150
                                                          ==============  ==============

(d) For the period November 7, 2005 to December 31, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                   AIM
                                             ------------------------------------------------------------------------------

                                                Capital         Capital       International   International     Premier
                                              Appreciation    Appreciation       Growth          Growth          Equity
                                                  Fund           Fund B           Fund           Fund B         Fund (a)
                                             --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $        1,409  $            -  $        2,138  $        5,472  $            -
                                             --------------  --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                      27,243           1,097           4,011           6,934             382
  Administrative fee                                  4,051             245             585           1,421              91
                                             --------------  --------------  --------------  --------------  --------------
    Total Expenses                                   31,294           1,342           4,596           8,355             473
                                             --------------  --------------  --------------  --------------  --------------
    Net investment (loss) income                    (29,885)         (1,342)         (2,458)         (2,883)           (473)
                                             --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                    (115,784)          4,108           4,483          17,725           1,600
  Change in unrealized appreciation
   (depreciation) of investments                    304,160           1,752          48,666         107,909          (5,245)
                                             --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                        188,376           5,860          53,149         125,634          (3,645)
                                             --------------  --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $      158,491  $        4,518  $       50,691  $      122,751  $       (4,118)
                                             ==============  ==============  ==============  ==============  ==============

                                                        Alliance
                                             ------------------------------

                                                Bernstein       Bernstein
                                               Real Estate     Real Estate
                                              Portfolio (a)  Portfolio B (a)
                                             --------------  ---------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $            -  $            -
                                             --------------  --------------
Expenses:
  Mortality and expense charges                       3,189          19,105
  Administrative fee                                    383           3,848
                                             --------------  --------------
    Total Expenses                                    3,572          22,953
                                             --------------  --------------
    Net investment (loss) income                     (3,572)        (22,953)
                                             --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                     362,781       1,564,228
  Change in unrealized appreciation
   (depreciation) of investments                   (394,028)     (1,765,860)
                                             --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                        (31,247)       (201,632)
                                             --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $      (34,819) $     (224,585)
                                             ==============  ==============

(a) For the period from January 1, 2005 to April 29, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                               Scudder II
                                             ----------------------------------------------  ---------------
                                                                 Dremen
                                                Small-Cap       Small-Cap      Government         High
                                                 Growth           Value        Securities        Income
                                                Portfolio     Portfolio (a)    Portfolio       Series (a)
                                             --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $            -  $       39,387  $       18,947  $       21,582
                                             --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                       2,318           1,675           4,358           1,342
  Administrative fee                                    319             281             602             161
                                             --------------  --------------  --------------  --------------
    Total Expenses                                    2,637           1,956           4,960           1,503
                                             --------------  --------------  --------------  --------------
    Net investment (loss) income                     (2,637)         37,431          13,987          20,079
                                             --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                     (10,809)         74,979             987         (10,847)
  Change in unrealized appreciation
   (depreciation) of investments                     23,553        (137,489)        (11,047)        (19,388)
                                             --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                         12,744         (62,510)        (10,060)        (30,235)
                                             --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $       10,107  $      (25,079) $        3,927  $      (10,156)
                                             ==============  ==============  ==============  ==============

                                                            MFS
                                             -----------------------------------------------

                                                  High         Investors          Investors
                                                 Income          Trust              Trust
                                              Series B (a)     Series (a)         Series B
                                             --------------  --------------    --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $      282,914  $        6,266    $        4,353
                                             --------------  --------------    --------------
Expenses:
  Mortality and expense charges                      17,569           4,909            17,561
  Administrative fee                                  3,553             589             3,356
                                             --------------  --------------    --------------
    Total Expenses                                   21,122           5,498            20,917
                                             --------------  --------------    --------------
    Net investment (loss) income                    261,792             768           (16,564)
                                             --------------  --------------    --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                      23,810         (77,268)           30,437
  Change in unrealized appreciation
   (depreciation) of investments                   (425,341)         25,918            53,006
                                             --------------  --------------    --------------
    Net realized and unrealized gains
     (losses) on investments                       (401,531)        (51,350)           83,443
                                             --------------  --------------    --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $     (139,739) $      (50,582)   $       66,879
                                             ==============  ==============    ==============

(a) For the period from January 1, 2005 to April 29, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                MFS                                                   MetLife
                                                  ------------------------------  -----------------------------------------------
                                                                                                                      Harris
                                                       New             New             Davis           Davis          Oakmark
                                                    Discovery       Discovery         Venture         Venture         Focused
                                                    Series (a)     Series B (a)       Value A         Value E         Value B
                                                  --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                       $            -  $            -  $        1,013  $      146,327  $      103,621
                                                  --------------  --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                            1,373          20,053           2,133         388,380         151,944
  Administrative fee                                         165           4,013             257          69,605          24,625
                                                  --------------  --------------  --------------  --------------  --------------
    Total Expenses                                         1,538          24,066           2,390         457,985         176,569
                                                  --------------  --------------  --------------  --------------  --------------
    Net investment (loss) income                          (1,538)        (24,066)         (1,377)       (311,658)        (72,948)
                                                  --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                          (17,430)         22,886           3,500       1,110,097         676,161
  Change in unrealized appreciation
   (depreciation) of investments                         (30,937)       (730,291)         11,651       1,526,284          82,993
                                                  --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized gains (losses)
     on investments                                      (48,367)       (707,405)         15,151       2,636,381         759,154
                                                  --------------  --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                                   $      (49,905) $     (731,471) $       13,774  $    2,324,723  $      686,206
                                                  ==============  ==============  ==============  ==============  ==============

                                                  -------------------------------
                                                                        MFS
                                                     Jennison        Investors
                                                      Growth           Trust
                                                    Portfolio B      Series B
                                                  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                       $            -  $        9,517
                                                  --------------  --------------
Expenses:
  Mortality and expense charges                          121,783          58,924
  Administrative fee                                      22,088          11,649
                                                  --------------  --------------
    Total Expenses                                       143,871          70,573
                                                  --------------  --------------
    Net investment (loss) income                        (143,871)        (61,056)
                                                  --------------  --------------
NET REALIZED AND UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                          488,532         208,084
  Change in unrealized appreciation
   (depreciation) of investments                         744,718          80,313
                                                  --------------  --------------
    Net realized and unrealized gains (losses)
     on investments                                    1,233,250         288,397
                                                  --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                                   $    1,089,379  $      227,341
                                                  ==============  ==============

(a) For the period from January 1, 2005 to April 29, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                                MetLife
                                             -------------------------------------------------------------------------------
                                                  MFS             MFS            Capital         Capital         Putnam
                                                 Total           Total          Guardian        Guardian      International
                                                 Return          Return        U.S. Equity     U.S. Equity        Stock
                                                Series A        Series B        Series A        Series B       Portfolio B
                                             --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $       22,125  $       95,922  $        2,351  $            -  $        7,662
                                             --------------  --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                       8,354          30,896         108,639          51,949          20,516
  Administrative fee                                  1,002           9,578          13,079          13,485           4,220
                                             --------------  --------------  --------------  --------------  --------------
    Total Expenses                                    9,356          40,474         121,718          65,434          24,736
                                             --------------  --------------  --------------  --------------  --------------
    Net investment (loss) income                     12,769          55,448        (119,367)        (65,434)        (17,074)
                                             --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                       3,034          39,238         106,967          84,622         102,333
  Change in unrealized appreciation
   (depreciation) of investments                       (238)        (12,748)        312,405         286,412         158,707
                                             --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                          2,796          26,490         419,372         371,034         261,040
                                             --------------  --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $       15,565  $       81,938  $      300,005  $      305,600  $      243,966
                                             ==============  ==============  ==============  ==============  ==============

                                             -------------------------------
                                               BlackRock       BlackRock
                                                 Money           Money
                                                Market          Market
                                               Portfolio    Portfolio B (b)
                                             -------------- ---------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $       32,227 $      202,570
                                             -------------- --------------
Expenses:
  Mortality and expense charges                      14,254         94,976
  Administrative fee                                  1,712         17,133
                                             -------------- --------------
    Total Expenses                                   15,966        112,109
                                             -------------- --------------
    Net investment (loss) income                     16,261         90,461
                                             -------------- --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                           -              -
  Change in unrealized appreciation
   (depreciation) of investments                          -              -
                                             -------------- --------------
    Net realized and unrealized gains
     (losses) on investments                              -              -
                                             -------------- --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $       16,261 $       90,461
                                             ============== ==============

(b) For the period from May 2, 2005 to December 31, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                                 MetLife
                                             -------------------------------------------------------------------------------
                                                                                BlackRock       BlackRock       BlackRock
                                                  Stock           Stock           Bond            Bond          Strategic
                                                  Index           Index          Income          Income           Value
                                              Portfolio (b)    Portfolio B      Portfolio      Portfolio B     Portfolio B
                                             --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $            -  $      146,543  $       38,985  $       19,541  $       31,550
                                             --------------  --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                         476         155,956           9,340           8,849           5,598
  Administrative fee                                     57          25,865           1,121           1,831           1,188
                                             --------------  --------------  --------------  --------------  --------------
    Total Expenses                                      533         181,821          10,461          10,680           6,786
                                             --------------  --------------  --------------  --------------  --------------
    Net investment (loss) income                       (533)        (35,278)         28,524           8,861          24,764
                                             --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                          27         406,257           2,442          (8,830)          5,383
  Change in unrealized appreciation
   (depreciation) of investments                      4,832         (74,372)        (23,850)          1,584         (20,218)
                                             --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                          4,859         331,885         (21,408)         (7,246)        (14,835)
                                             --------------  --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $        4,326  $      296,607  $        7,116  $        1,615  $        9,929
                                             ==============  ==============  ==============  ==============  ==============

                                             --------------------------------
                                                 Franklin
                                                Templeton       Met/Putnam
                                             Small-Cap Growth     Voyager
                                               Portfolio B    Portfolio B (a)
                                             ---------------- ---------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                   $       22,568  $        2,144
                                              --------------  --------------
Expenses:
  Mortality and expense charges                       12,802           2,040
  Administrative fee                                   2,625             618
                                              --------------  --------------
    Total Expenses                                    15,427           2,658
                                              --------------  --------------
    Net investment (loss) income                       7,141            (514)
                                              --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                       12,961         (17,813)
  Change in unrealized appreciation
   (depreciation) of investments                      88,409         (42,684)
                                              --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                         101,370         (60,497)
                                              --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                               $      108,511  $      (61,011)
                                              ==============  ==============

(a) For the period from January 1, 2005 to April 29, 2005
(b) For the period from May 2, 2005 to December 31, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                                 MetLife
                                     -------------------------------------------------------------------------------
                                        Salomon         Salomon          Salomon         T. Rowe         T. Rowe
                                        Brothers        Brothers        Brothers          Price           Price
                                     Strategic Bond  Strategic Bond  U.S. Government    Small-Cap       Small-Cap
                                       Portfolio      Portfolio B    Portfolio B (b)    Portfolio      Portfolio B
                                     --------------  --------------  --------------- --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                          $        6,877  $       44,878  $            -  $            -  $            -
                                     --------------  --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges               1,571          10,551             139           6,124           8,668
  Administrative fee                            190           2,247              23             746           1,845
                                     --------------  --------------  --------------  --------------  --------------
    Total Expenses                            1,761          12,798             162           6,870          10,513
                                     --------------  --------------  --------------  --------------  --------------
    Net investment (loss) income              5,116          32,080            (162)         (6,870)        (10,513)
                                     --------------  --------------  --------------  --------------  --------------
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from
   security transactions                      3,653           4,457               1           6,239          12,161
  Change in unrealized appreciation
   (depreciation) of investments             (6,835)        (26,039)             67          44,951          55,130
                                     --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized
     gains (losses) on
     investments                             (3,182)        (21,582)             68          51,190          67,291
                                     --------------  --------------  --------------  --------------  --------------
    NET INCREASE
     (DECREASE) IN NET
     ASSETS RESULTING
     FROM OPERATIONS                 $        1,934  $       10,498  $          (94) $       44,320  $       56,778
                                     ==============  ==============  ==============  ==============  ==============

                                     -----------------------------------------------
                                         T. Rowe         T. Rowe
                                          Price           Price        Oppenheimer
                                        Large-Cap       Large-Cap     Global Equity
                                        Portfolio      Portfolio B   Portfolio B (b)
                                     --------------  --------------  ---------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                          $        5,631  $        8,554  $            -
                                     --------------  --------------  --------------
Expenses:
  Mortality and expense charges              12,241          29,840             831
  Administrative fee                          1,510           6,359             264
                                     --------------  --------------  --------------
    Total Expenses                           13,751          36,199           1,095
                                     --------------  --------------  --------------
    Net investment (loss) income             (8,120)        (27,645)         (1,095)
                                     --------------  --------------  --------------
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from
   security transactions                     17,711          18,527             260
  Change in unrealized appreciation
   (depreciation) of investments             41,081         189,227          25,843
                                     --------------  --------------  --------------
    Net realized and unrealized
     gains (losses) on
     investments                             58,792         207,754          26,103
                                     --------------  --------------  --------------
    NET INCREASE
     (DECREASE) IN NET
     ASSETS RESULTING
     FROM OPERATIONS                 $       50,672  $      180,109  $       25,008
                                     ==============  ==============  ==============

(a) For the period from January 1, 2005 to April 29, 2005
(b) For the period from May 2, 2005 to December 31, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                              Oppenheimer                                               Putnam
                                             --------------  -------------------------------------------------------------

                                                Capital        Growth and     Growth and
                                              Appreciation       Income         Income          Vista          Vista
                                                Fund (a)          Fund          Fund B          Fund           Fund B
                                             --------------  -------------- -------------- --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $        2,226  $       19,970 $       11,814 $            -  $            -
                                             --------------  -------------- -------------- --------------  --------------
Expenses:
  Mortality and expense charges                         936          13,570          7,877          5,240             332
  Administrative fee                                    117           1,628          2,062            631              76
                                             --------------  -------------- -------------- --------------  --------------
    Total Expenses                                    1,053          15,198          9,939          5,871             408
                                             --------------  -------------- -------------- --------------  --------------
    Net investment (loss) income                      1,173           4,772          1,875         (5,871)           (408)
                                             --------------  -------------- -------------- --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                     (55,486)            807         22,260        (26,336)          2,681
  Change in unrealized appreciation
   (depreciation) of investments                     42,525          36,555         12,175         75,100             337
                                             --------------  -------------- -------------- --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                        (12,961)         37,362         34,435         48,764           3,018
                                             --------------  -------------- -------------- --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $      (11,788) $       42,134 $       36,310 $       42,893  $        2,610
                                             ==============  ============== ============== ==============  ==============

                                             ------------------------------

                                                 Equity      International
                                                 Income         Growth
                                                 Fund B        Fund (a)
                                             -------------- --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $       44,765 $       16,773
                                             -------------- --------------
Expenses:
  Mortality and expense charges                      18,513          4,268
  Administrative fee                                  5,374            512
                                             -------------- --------------
    Total Expenses                                   23,887          4,780
                                             -------------- --------------
    Net investment (loss) income                     20,878         11,993
                                             -------------- --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                      15,872        (44,018)
  Change in unrealized appreciation
   (depreciation) of investments                     79,562          3,692
                                             -------------- --------------
    Net realized and unrealized gains
     (losses) on investments                         95,434        (40,326)
                                             -------------- --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING FROM
     OPERATIONS                              $      116,312 $      (28,333)
                                             ============== ==============

(a) For the period from January 1, 2005 to April 29, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                 Putnam                                                Templeton
                                             --------------  ---------------------------------------------------------------

                                              International      Growth          Growth         Foreign         Foreign
                                                 Equity        Securities      Securities      Securities      Securities
                                               Fund B (a)         Fund           Fund B           Fund           Fund B
                                             --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $       57,221  $        3,225  $        1,208  $        9,490  $       39,251
                                             --------------  --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                      16,291           2,980           1,261           9,056          39,757
  Administrative fee                                  3,193             401             290           1,105           8,488
                                             --------------  --------------  --------------  --------------  --------------
    Total Expenses                                   19,484           3,381           1,551          10,161          48,245
                                             --------------  --------------  --------------  --------------  --------------
    Net investment (loss) income                     37,737            (156)           (343)           (671)         (8,994)
                                             --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                     869,145             905           8,098           5,524          62,069
  Change in unrealized appreciation
   (depreciation) of investments                 (1,018,125)         17,981            (752)         57,800         264,440
                                             --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                       (148,980)         18,886           7,346          63,324         326,509
                                             --------------  --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM OPERATIONS                         $     (111,243) $       18,730  $        7,003  $       62,653  $      317,515
                                             ==============  ==============  ==============  ==============  ==============

                                             ------------------------------
                                               Developing     Developing
                                                Markets        Markets
                                               Securities     Securities
                                                  Fund          Fund B
                                             -------------- --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $        5,901 $       50,776
                                             -------------- --------------
Expenses:
  Mortality and expense charges                       5,109         49,068
  Administrative fee                                    613          9,817
                                             -------------- --------------
    Total Expenses                                    5,722         58,885
                                             -------------- --------------
    Net investment (loss) income                        179         (8,109)
                                             -------------- --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                      59,645        225,403
  Change in unrealized appreciation
   (depreciation) of investments                     34,205        728,390
                                             -------------- --------------
    Net realized and unrealized gains
     (losses) on investments                         93,850        953,793
                                             -------------- --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM OPERATIONS                         $       94,029 $      945,684
                                             ============== ==============

(a) For the period from January 1, 2005 to April 29, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                                                                                Fidelity
                                             ---------------------------------------------------------------------------------

                                                                                                 Growth        Growth and
                                               Contrafund        Growth          Growth       Opportunities      Income
                                              Portfolio (a)     Portfolio      Portfolio B      Portfolio      Portfolio
                                             --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $          150  $          227  $       10,933  $          119  $          640
                                             --------------  --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                         184             579          62,620             168             546
  Administrative fee                                     27              72          12,782              22              68
                                             --------------  --------------  --------------  --------------  --------------
    Total Expenses                                      211             651          75,402             190             614
                                             --------------  --------------  --------------  --------------  --------------
Net investment (loss) income                            (61)           (424)        (64,469)            (71)             26
                                             --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                       5,733          (2,117)         32,754            (580)           (236)
  Change in unrealized appreciation
   (depreciation) of investments                     (7,191)          4,535         328,612           1,642           2,976
                                             --------------  --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                         (1,458)          2,418         361,366           1,062           2,740
                                             --------------  --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM OPERATIONS                         $       (1,519) $        1,994  $      296,897  $          991  $        2,766
                                             ==============  ==============  ==============  ==============  ==============

                                             -----------------------------

                                                 Equity          Equity
                                                 Income          Income
                                                Portfolio      Portfolio B
                                             --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                                  $          484  $       20,224
                                             --------------  --------------
Expenses:
  Mortality and expense charges                         119           5,710
  Administrative fee                                     15           1,116
                                             --------------  --------------
    Total Expenses                                      134           6,826
                                             --------------  --------------
Net investment (loss) income                            350          13,398
                                             --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON INVESTMENTS:
  Net realized gains (losses) from security
   transactions                                          69          13,260
  Change in unrealized appreciation
   (depreciation) of investments                         (7)         (7,196)
                                             --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                             62           6,064
                                             --------------  --------------
    NET INCREASE (DECREASE) IN
     NET ASSETS RESULTING
     FROM OPERATIONS                         $          412  $       19,462
                                             ==============  ==============

(a) For the period from January 1, 2005 to April 29, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Operations
For the Year Ended December 31, 2005

                                            Fidelity                 Dryefus
                                         --------------- ------------------------------  ---------------

                                              High           Stock           Stock            High
                                             Income          Index           Index            Yield
                                         Portfolio B (a)    Fund (a)       Fund B (a)       Portfolio
                                         --------------- --------------  --------------  --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                              $        7,007  $          203  $        1,241  $       43,215
                                         --------------  --------------  --------------  --------------
Expenses:
  Mortality and expense charges                     364             250           1,603           8,066
  Administrative fee                                 87              34             323           1,645
                                         --------------  --------------  --------------  --------------
    Total Expenses                                  451             284           1,926           9,711
                                         --------------  --------------  --------------  --------------
    Net investment (loss) income                  6,556             (81)           (685)         33,504
                                         --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON
 INVESTMENTS:
  Net realized gains (losses) from
   security transactions                            212          (9,297)         44,582          27,040
  Change in unrealized appreciation
   (depreciation) of investments                (10,152)          6,713         (61,960)        (36,844)
                                         --------------  --------------  --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                     (9,940)         (2,584)        (17,378)         (9,804)
                                         --------------  --------------  --------------  --------------
    NET INCREASE (DECREASE)
     IN NET ASSETS RESULTING
     FROM OPERATIONS                     $       (3,384) $       (2,665) $      (18,063) $       23,700
                                         ==============  ==============  ==============  ==============

                                                       PIMCO
                                         ------------------------------------------------

                                               Low          StocksPLUS         Total
                                            Duration        Growth and        Return
                                            Portfolio    Income Portfolio    Portfolio
                                         --------------  ---------------- --------------
INVESTMENT INCOME (LOSS):
Income:
  Dividends                              $       17,862   $        5,214  $      147,711
                                         --------------   --------------  --------------
Expenses:
  Mortality and expense charges                   7,134            2,621          38,779
  Administrative fee                              1,315              571           6,741
                                         --------------   --------------  --------------
    Total Expenses                                8,449            3,192          45,520
                                         --------------   --------------  --------------
    Net investment (loss) income                  9,413            2,022         102,191
                                         --------------   --------------  --------------
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON
 INVESTMENTS:
  Net realized gains (losses) from
   security transactions                           (216)           5,917          23,878
  Change in unrealized appreciation
   (depreciation) of investments                (11,694)          (3,954)        (96,576)
                                         --------------   --------------  --------------
    Net realized and unrealized gains
     (losses) on investments                    (11,910)           1,963         (72,698)
                                         --------------   --------------  --------------
    NET INCREASE (DECREASE)
     IN NET ASSETS RESULTING
     FROM OPERATIONS                     $       (2,497)  $        3,985  $       29,493
                                         ==============   ==============  ==============

(a) For the period from January 1, 2005 to April 29, 2005

See accompanying notes to financial statements

                                                                    (Concluded)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004


                                  -------------------------------
                                            Lord Abbett
                                              Growth
                                                and
                                         Income Portfolio
                                  ------------------------------
                                       2005            2004
                                  --------------  --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income     $      927,063  $     (599,768)
 Net realized gains (losses)
   from security transactions          2,784,186       1,956,088
 Change in unrealized
   appreciation
   (depreciation) of
   investments                        (2,572,976)      5,944,727
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from operations                   1,138,273       7,301,047
                                  --------------  --------------
From capital transactions:
 Net purchase payments                   456,539         260,102
 Net investment division
   transfers                          (1,239,560)      9,498,828
 Other net transfers                 (10,642,668)     (9,984,821)
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions       (11,425,689)       (225,891)
                                  --------------  --------------
    NET CHANGE IN NET ASSETS         (10,287,416)      7,075,156
NET ASSETS - BEGINNING OF
 PERIOD                               69,071,703      61,996,547
                                  --------------  --------------
NET ASSETS - END OF PERIOD        $   58,784,287  $   69,071,703
                                  ==============  ==============

                                                            Met Investors
                                  -----------------------------------------------------------------------------------------------
                                            Lord Abbett
                                              Growth                          Lord Abbett
                                                and                              Bond
                                        Income Portfolio B                Debenture Portfolio
                                  ------------------------------    ------------------------------
                                       2005            2004              2005            2004
                                  --------------  --------------    --------------  --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income     $      710,852  $     (569,918)   $      238,667  $      171,729
 Net realized gains (losses)
   from security transactions          1,115,113       1,864,001           162,624         157,907
 Change in unrealized
   appreciation
   (depreciation) of
   investments                          (914,627)      4,227,560          (376,440)        344,705
                                  --------------  --------------    --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from operations                     911,338       5,521,643            24,851         674,341
                                  --------------  --------------    --------------  --------------
From capital transactions:
 Net purchase payments                 2,038,807       9,570,010            10,305          17,069
 Net investment division
   transfers                            (864,188)     (1,250,373)         (171,146)        197,690
 Other net transfers                  (2,454,095)     (2,084,742)       (1,699,518)     (2,680,428)
                                  --------------  --------------    --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions        (1,279,476)      6,234,895        (1,860,359)     (2,465,669)
                                  --------------  --------------    --------------  --------------
    NET CHANGE IN NET ASSETS            (368,138)     11,756,538        (1,835,508)     (1,791,328)
NET ASSETS - BEGINNING OF
 PERIOD                               51,453,931      39,697,393         9,796,621      11,587,949
                                  --------------  --------------    --------------  --------------
NET ASSETS - END OF PERIOD        $   51,085,793  $   51,453,931    $    7,961,113  $    9,796,621
                                  ==============  ==============    ==============  ==============

                                  -----------------------------

                                            Lord Abbett
                                               Bond
                                       Debenture Portfolio B
                                  ------------------------------
                                       2005            2004
                                  --------------  --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income     $      672,178  $      335,126
 Net realized gains (losses)
   from security transactions            818,980       1,002,765
 Change in unrealized
   appreciation
   (depreciation) of
   investments                        (1,324,084)        194,054
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from operations                     167,074       1,531,945
                                  --------------  --------------
From capital transactions:
 Net purchase payments                   731,103       7,292,867
 Net investment division
   transfers                           1,088,572      (4,698,476)
 Other net transfers                  (1,416,713)     (1,543,481)
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions           402,962       1,050,910
                                  --------------  --------------
    NET CHANGE IN NET ASSETS             570,036       2,582,855
NET ASSETS - BEGINNING OF
 PERIOD                               22,863,216      20,280,361
                                  --------------  --------------
NET ASSETS - END OF PERIOD        $   23,433,252  $   22,863,216
                                  ==============  ==============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                           Met Investors
                                  -----------------------------------------------------------------------------------------------

                                            Lord Abbett                     Lord Abbett                     Lord Abbett
                                              Growth                          Growth                          Mid-Cap
                                       Opportunity Portfolio          Opportunity Portfolio B             Value Portfolio
                                  ------------------------------  ------------------------------  ------------------------------
                                       2005            2004            2005            2004            2005            2004
                                  --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income     $       81,858  $      (23,109) $      163,771  $      (25,400) $      189,785  $      105,392
 Net realized gains (losses)
   from security transactions             88,603          64,023          35,968          48,793         461,058         326,509
 Change in unrealized
   appreciation
   (depreciation) of
   investments                          (123,748)        131,267         (93,722)        197,688        (186,860)        935,451
                                  --------------  --------------  --------------  --------------  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from operations                      46,713         172,181         106,017         221,081         463,983       1,367,352
                                  --------------  --------------  --------------  --------------  --------------  --------------
From capital transactions:
 Net purchase payments                    36,464             440         203,042         103,500          38,899          13,975
 Net investment division
   transfers                             (25,853)         16,620         417,909         198,210         148,592       1,823,572
 Other net transfers                    (257,877)       (183,176)       (151,222)       (128,536)     (1,082,982)       (874,412)
                                  --------------  --------------  --------------  --------------  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions          (247,266)       (166,116)        469,729         173,174        (895,491)        963,135
                                  --------------  --------------  --------------  --------------  --------------  --------------
    NET CHANGE IN NET ASSETS            (200,553)          6,065         575,746         394,255        (431,508)      2,330,487
NET ASSETS - BEGINNING OF
 PERIOD                                1,736,878       1,730,813       2,255,224       1,860,969       7,458,251       5,127,764
                                  --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS - END OF PERIOD        $    1,536,325  $    1,736,878  $    2,830,970  $    2,255,224  $    7,026,743  $    7,458,251
                                  ==============  ==============  ==============  ==============  ==============  ==============

                                  -------------------------------

                                            Lord Abbett
                                              Mid-Cap
                                         Value Portfolio B
                                  ------------------------------
                                       2005            2004
                                  --------------  --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income     $      514,457  $      203,327
 Net realized gains (losses)
   from security transactions            231,752          66,936
 Change in unrealized
   appreciation
   (depreciation) of
   investments                           348,520       2,041,814
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from operations                   1,094,729       2,312,077
                                  --------------  --------------
From capital transactions:
 Net purchase payments                 1,519,211       1,530,004
 Net investment division
   transfers                           2,555,146       2,246,911
 Other net transfers                    (870,518)       (478,319)
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions         3,203,839       3,298,596
                                  --------------  --------------
    NET CHANGE IN NET ASSETS           4,298,568       5,610,673
NET ASSETS - BEGINNING OF
 PERIOD                               13,631,254       8,020,581
                                  --------------  --------------
NET ASSETS - END OF PERIOD        $   17,929,822  $   13,631,254
                                  ==============  ==============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                      Met Investors
                                  -----------------------------------------------------------------------------------------

                                            Lord Abbett                    JP Morgan                    JP Morgan
                                             America's                      Quality                      Quality
                                         Value Portfolio B               Bond Portfolio              Bond Portfolio B
                                  ------------------------------  ---------------------------  ---------------------------
                                       2005            2004                       2004 (f)                     2004 (f)
                                  --------------  --------------               --------------               --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income     $      (39,009) $       59,000               $      399,352               $      515,881
 Net realized gains (losses)
   from security transactions             54,339          14,816                      132,583                     (427,307)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                           167,937         240,174                     (391,823)                      52,852
                                  --------------  --------------               --------------               --------------
    Net increase (decrease)
     in net assets resulting
     from operations                     183,267         313,990                      140,112                      141,426
                                  --------------  --------------               --------------               --------------
From capital transactions:
 Net purchase payments                   730,020         748,319                            -                    1,007,333
 Net investment division
   transfers                           2,653,205       1,505,041                   (5,310,539)                  (5,639,399)
 Other net transfers                    (354,633)        (61,730)                  (1,539,447)                    (354,880)
                                  --------------  --------------               --------------               --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions         3,028,592       2,191,630                   (6,849,986)                  (4,986,946)
                                  --------------  --------------               --------------               --------------
    NET CHANGE IN NET ASSETS           3,211,859       2,505,620                   (6,709,874)                  (4,845,520)
NET ASSETS - BEGINNING OF
 PERIOD                                3,041,361         535,741                    6,709,874                    4,845,520
                                  --------------  --------------               --------------               --------------
NET ASSETS - END OF PERIOD        $    6,253,220  $    3,041,361               $            -               $            -
                                  ==============  ==============               ==============               ==============

                                  ----------------------------

                                           JP Morgan
                                             Select
                                        Equity Portfolio
                                  ---------------------------
                                                  2004 (f)
                                               --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income                  $       36,418
 Net realized gains (losses)
   from security transactions                        (609,282)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                      1,185,338
                                               --------------
    Net increase (decrease)
     in net assets resulting
     from operations                                  612,474
                                               --------------
From capital transactions:
 Net purchase payments                                 25,573
 Net investment division
   transfers                                       (9,398,661)
 Other net transfers                               (2,271,090)
                                               --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions                    (11,644,178)
                                               --------------
    NET CHANGE IN NET ASSETS                      (11,031,704)
NET ASSETS - BEGINNING OF
 PERIOD                                            11,031,704
                                               --------------
NET ASSETS - END OF PERIOD                     $            -
                                               ==============

(f) For the period from January 1, 2004 to November 19, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                  Met Investors
                            ------------------------------------------------------------------------------------------

                                      JP Morgan                    Met/Putnam                    Met/Putnam
                                       Select                       Research                       Capital
                                 Equity Portfolio B               Portfolio B              Opportunities Portfolio
                            ----------------------------  ---------------------------  ------------------------------
                                             2004 (f)                     2004 (f)          2005            2004
                                          --------------               --------------  --------------  --------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                                 $        2,388               $      (19,751) $      (52,787) $      (74,837)
 Net realized gains
   (losses) from
   security transactions                          60,974                      268,898         165,053         (14,269)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                   (23,414)                    (239,343)        254,113         914,173
                                          --------------               --------------  --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                              39,948                        9,804         366,379         825,067
                                          --------------               --------------  --------------  --------------
From capital
 transactions:
 Net purchase payments                                                        497,895         108,599          92,821
 Net investment division
   transfers                                    (561,614)                  (2,802,868)       (153,398)       (266,316)
 Other net transfers                             (95,953)                    (103,053)     (1,167,362)     (1,032,592)
                                          --------------               --------------  --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                               (657,567)                  (2,408,026)     (1,212,161)     (1,206,087)
                                          --------------               --------------  --------------  --------------
    NET CHANGE IN NET
     ASSETS                                     (617,619)                  (2,398,222)       (845,782)       (381,020)
NET ASSETS - BEGINNING
 OF PERIOD                                       617,619                    2,398,222       5,369,176       5,750,196
                                          --------------               --------------  --------------  --------------
NET ASSETS - END OF
 PERIOD                                   $            -               $            -  $    4,523,394  $    5,369,176
                                          ==============               ==============  ==============  ==============

                            -------------------------------

                                      Met/Putnam
                                        Capital
                               Opportunities Portfolio B
                            ------------------------------
                                 2005            2004
                            --------------  --------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $       (5,247) $       (5,382)
 Net realized gains
   (losses) from
   security transactions             4,701           1,838
 Change in unrealized
   appreciation
   (depreciation) of
   investments                      38,616          70,316
                            --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                38,070          66,772
                            --------------  --------------
From capital
 transactions:
 Net purchase payments               1,101           4,988
 Net investment division
   transfers                        49,953           4,369
 Other net transfers               (11,136)         (8,833)
                            --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                   39,918             524
                            --------------  --------------
    NET CHANGE IN NET
     ASSETS                         77,988          67,296
NET ASSETS - BEGINNING
 OF PERIOD                         464,650         397,354
                            --------------  --------------
NET ASSETS - END OF
 PERIOD                     $      542,638  $      464,650
                            ==============  ==============

(f) For the period from January 1, 2004 to November 19, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004


                                  -------------------------------

                                            Oppenheimer
                                              Capital
                                      Appreciation Portfolio
                                  ------------------------------
                                       2005          2004 (g)
                                  --------------  --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income     $       (3,446) $       46,204
 Net realized gains (losses)
   from security transactions              8,725            (526)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                           132,770          16,843
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from operations                     138,049          62,521
                                  --------------  --------------
From capital transactions:
 Net purchase payments                       480             160
 Net investment division
   transfers                           1,261,595         938,122
 Other net transfers                    (300,919)        (81,802)
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions           961,156         856,480
                                  --------------  --------------
    NET CHANGE IN NET ASSETS           1,099,205         919,001
NET ASSETS - BEGINNING OF
 PERIOD                                  919,001               -
                                  --------------  --------------
NET ASSETS - END OF PERIOD        $    2,018,206  $      919,001
                                  ==============  ==============

                                                            Met Investors
                                  -----------------------------------------------------------------------------------------------

                                            Oppenheimer                          Money
                                              Capital                           Market
                                     Appreciation Portfolio B                 Portfolio B
                                  ------------------------------    ------------------------------
                                       2005              2004          2005 (a)          2004
                                  --------------    --------------  --------------  --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income     $      (98,420)   $      903,544  $        3,380  $     (105,147)
 Net realized gains (losses)
   from security transactions            580,386           837,551               -               -
 Change in unrealized
   appreciation
   (depreciation) of
   investments                          (170,174)         (848,736)              -               -
                                  --------------    --------------  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from operations                     311,792           892,359           3,380        (105,147)
                                  --------------    --------------  --------------  --------------
From capital transactions:
 Net purchase payments                   582,397         5,763,382       3,962,241       7,336,779
 Net investment division
   transfers                          (3,660,085)       (1,247,575)    (13,151,826)     (7,042,492)
 Other net transfers                    (868,423)         (617,785)       (130,327)       (773,391)
                                  --------------    --------------  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions        (3,946,111)        3,898,022      (9,319,912)       (479,104)
                                  --------------    --------------  --------------  --------------
    NET CHANGE IN NET ASSETS          (3,634,319)        4,790,381      (9,316,532)       (584,251)
NET ASSETS - BEGINNING OF
 PERIOD                               17,809,586        13,019,205       9,316,532       9,900,783
                                  --------------    --------------  --------------  --------------
NET ASSETS - END OF PERIOD        $   14,175,267    $   17,809,586  $            -  $    9,316,532
                                  ==============    ==============  ==============  ==============

                                  -----------------------------

                                          PIMCO Inflation
                                             Protected
                                         Bond Portfolio B
                                  ------------------------------
                                       2005            2004
                                  --------------  --------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income     $     (177,459) $      492,509
 Net realized gains (losses)
   from security transactions            169,893         456,817
 Change in unrealized
   appreciation
   (depreciation) of
   investments                           (56,444)        147,725
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from operations                     (64,010)      1,097,051
                                  --------------  --------------
From capital transactions:
 Net purchase payments                   477,620       5,824,012
 Net investment division
   transfers                          (1,659,818)     (2,084,647)
 Other net transfers                    (572,028)       (634,879)
                                  --------------  --------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions        (1,754,226)      3,104,486
                                  --------------  --------------
    NET CHANGE IN NET ASSETS          (1,818,236)      4,201,537
NET ASSETS - BEGINNING OF
 PERIOD                               14,486,481      10,284,944
                                  --------------  --------------
NET ASSETS - END OF PERIOD        $   12,668,245  $   14,486,481
                                  ==============  ==============

(a) For the period from January 1, 2005 to April 29, 2005
(g) For the period from May 3, 2004 to December 31, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                     Met Investors
                            -------------------------------------------------------------------------------------------------

                                         Janus                           Janus                           PIMCO
                                      Aggressive                      Aggressive                     Total Return
                                   Growth Portfolio               Growth Portfolio B                Bond Portfolio
                            ------------------------------  ------------------------------  ------------------------------
                                 2005          2004 (g)          2005            2004            2005          2004 (g)
                            --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $      (23,872) $      (19,165) $     (178,595) $     (202,789) $      (36,204) $        2,385
 Net realized gains
   (losses) from
   security transactions            48,424           9,718         326,684         815,044          17,276          (2,751)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                     182,879         198,500       1,121,600         590,259          71,989          33,857
                            --------------  --------------  --------------  --------------  --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from operations               207,431         189,053       1,269,689       1,202,514          53,061          33,491
                            --------------  --------------  --------------  --------------  --------------  --------------
From capital
 transactions:
 Net purchase payments                 480             320         372,792       2,585,596           2,000               -
 Net investment division
   transfers                      (151,508)      2,108,310      (2,346,784)      5,002,479         152,651       5,333,820
 Other net transfers              (250,925)       (246,131)       (707,146)       (475,857)       (842,342)        (76,543)
                            --------------  --------------  --------------  --------------  --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                 (401,953)      1,862,499      (2,681,138)      7,112,218        (687,691)      5,257,277
                            --------------  --------------  --------------  --------------  --------------  --------------
    NET CHANGE IN NET
     ASSETS                       (194,522)      2,051,552      (1,411,449)      8,314,732        (634,630)      5,290,768
NET ASSETS - BEGINNING
 OF PERIOD                       2,051,552               -      13,735,692       5,420,960       5,290,768               -
                            --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS - END OF
 PERIOD                     $    1,857,030  $    2,051,552  $   12,324,243  $   13,735,692  $    4,656,138  $    5,290,768
                            ==============  ==============  ==============  ==============  ==============  ==============

                            -----------------------------

                                         PIMCO
                                     Total Return
                                   Bond Portfolio B
                            ------------------------------
                                 2005            2004
                            --------------  --------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $     (280,274) $    1,402,742
 Net realized gains
   (losses) from
   security transactions           (24,444)          1,615
 Change in unrealized
   appreciation
   (depreciation) of
   investments                     496,901        (601,994)
                            --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from operations               192,183         802,363
                            --------------  --------------
From capital
 transactions:
 Net purchase payments           2,138,313       6,722,289
 Net investment division
   transfers                    (1,072,472)      3,640,137
 Other net transfers            (1,953,969)     (1,228,260)
                            --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                 (888,128)      9,134,166
                            --------------  --------------
    NET CHANGE IN NET
     ASSETS                       (695,945)      9,936,529
NET ASSETS - BEGINNING
 OF PERIOD                      32,346,606      22,410,077
                            --------------  --------------
NET ASSETS - END OF
 PERIOD                     $   31,650,661  $   32,346,606
                            ==============  ==============

(a) For the period from January 1, 2005 to April 29, 2005
(g) For the period from May 3, 2004 to December 31, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                 Met Investors
                            -------------------------------------------------------------------------------------------

                                                                  T. Rowe Price                 T. Rowe Price
                                     RCM Global                      Mid-Cap                       Mid-Cap
                               Technology Portfolio B           Growth Portfolio             Growth Portfolio B
                            ----------------------------  ----------------------------  ----------------------------
                                 2005           2004           2005         2004 (g)         2005           2004
                            -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $     (10,195) $     (22,345) $      13,316  $     (23,014) $      84,243  $    (167,472)
 Net realized gains
   (losses) from
   security transactions            3,231        125,899         72,851          9,847        482,360        596,256
 Change in unrealized
   appreciation
   (depreciation) of
   investments                     65,175        (79,632)       174,068        320,841        763,426        997,791
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations               58,211         23,922        260,235        307,674      1,330,029      1,426,575
                            -------------  -------------  -------------  -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments             32,548        519,833              -          6,421      1,009,788      2,752,323
 Net investment division
   transfers                     (405,651)       (32,994)      (280,537)     2,105,579       (389,150)    (1,299,281)
 Other net transfers              (63,441)       (48,763)      (142,582)       (66,363)      (574,064)      (307,410)
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                (436,544)       438,076       (423,119)     2,045,637         46,574      1,145,632
                            -------------  -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                      (378,333)       461,998       (162,884)     2,353,311      1,376,603      2,572,207
NET ASSETS - BEGINNING
 OF PERIOD                      1,409,252        947,254      2,353,311              -     10,865,835      8,293,628
                            -------------  -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                     $   1,030,919  $   1,409,252  $   2,190,427  $   2,353,311  $  12,242,438  $  10,865,835
                            =============  =============  =============  =============  =============  =============

                            ---------------------------

                                    MFS Research
                                    International
                                      Portfolio
                            ----------------------------
                                 2005           2004
                            -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $     231,766  $     (58,105)
 Net realized gains
   (losses) from
   security transactions          598,605        310,180
 Change in unrealized
   appreciation
   (depreciation) of
   investments                     56,178        612,915
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations              886,549        864,990
                            -------------  -------------
From capital
 transactions:
 Net purchase payments            147,944         79,642
 Net investment division
   transfers                      860,535        580,811
 Other net transfers           (1,293,929)      (935,548)
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                (285,450)      (275,095)
                            -------------  -------------
    NET CHANGE IN NET
     ASSETS                       601,099        589,895
NET ASSETS - BEGINNING
 OF PERIOD                      5,481,933      4,892,038
                            -------------  -------------
NET ASSETS - END OF
 PERIOD                     $   6,083,032  $   5,481,933
                            =============  =============

(g) For the period from May 3, 2004 to December 31, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                 Met Investors
                            -----------------------------------------------------------------------------------------
                                         MFS                           AIM
                                      Research                      Small-Cap                      Lazard
                                    International                    Growth                        Mid-Cap
                                     Portfolio B                   Portfolio B                   Portfolio B
                            ----------------------------  ----------------------------  ----------------------------
                                 2005           2004           2005           2004           2005           2004
                            -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $     578,144  $    (132,626) $      70,780  $    (130,212) $     326,469  $     (79,477)
 Net realized gains
   (losses) from
   security transactions          818,499        891,400        327,404        769,867        274,339        425,791
 Change in unrealized
   appreciation
   (depreciation) of
   investments                    811,059      1,318,202        512,670       (114,878)      (395,073)       157,060
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations            2,207,702      2,076,976        910,854        524,777        205,735        503,374
                            -------------  -------------  -------------  -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments          1,194,742      3,147,063        171,009      2,553,485        285,815      1,535,437
 Net investment division
   transfers                    1,701,747      2,504,374      2,749,934     (1,535,174)      (887,904)    (1,967,890)
 Other net transfers             (704,065)      (311,588)      (546,748)      (253,697)      (189,084)      (205,209)
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions               2,192,424      5,339,849      2,374,195        764,614       (791,173)      (637,662)
                            -------------  -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                     4,400,126      7,416,825      3,285,049      1,289,391       (585,438)      (134,288)
NET ASSETS - BEGINNING
 OF PERIOD                     11,761,428      4,344,603      6,898,264      5,608,873      4,191,996      4,326,284
                            -------------  -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                     $  16,161,554  $  11,761,428  $  10,183,313  $   6,898,264  $   3,606,558  $   4,191,996
                            =============  =============  =============  =============  =============  =============

                            -----------------------------
                                       Harris
                                       Oakmark
                                    International
                                     Portfolio B
                            ----------------------------
                                 2005           2004
                            -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $     (45,782) $    (180,199)
 Net realized gains
   (losses) from
   security transactions          794,061      1,556,081
 Change in unrealized
   appreciation
   (depreciation) of
   investments                    358,872        669,795
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations            1,107,151      2,045,677
                            -------------  -------------
From capital
 transactions:
 Net purchase payments          1,102,799      4,407,476
 Net investment division
   transfers                   (1,369,116)    (2,270,308)
 Other net transfers             (441,559)      (289,427)
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                (707,876)     1,847,741
                            -------------  -------------
    NET CHANGE IN NET
     ASSETS                       399,275      3,893,418
NET ASSETS - BEGINNING
 OF PERIOD                     10,393,141      6,499,723
                            -------------  -------------
NET ASSETS - END OF
 PERIOD                     $  10,792,416  $  10,393,141
                            =============  =============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                         Met Investors
                                         -------------------------------------------------------------------------------------
                                                                                                           Third
                                                  Met/AIM                     Third                       Avenue
                                                 Small-Cap               Avenue Small-Cap                Small-Cap
                                              Growth Portfolio           Value Portfolio             Value Portfolio B
                                         -------------------------- -------------------------- ----------------------------
                                            2005 (b)                   2005 (b)                     2005             2004
                                         -------------              -------------              -------------    -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $       3,129              $      (3,021)             $    (114,550)   $      30,085
  Net realized gains (losses) from
   security transactions                         7,004                      2,768                    956,404        1,491,399
  Change in unrealized appreciation
   (depreciation) of investments                35,151                     74,590                    179,148          731,562
                                         -------------              -------------              -------------    -------------
    Net increase (decrease) in net
     assets resulting from operations           45,284                     74,337                  1,021,002        2,253,046
                                         -------------              -------------              -------------    -------------
From capital transactions:
  Net purchase payments                              -                          -                    788,017        3,550,138
  Net investment division transfers            299,940                    386,636                 (1,313,120)      (3,732,602)
  Other net transfers                          (45,262)                   (16,241)                  (472,273)        (334,453)
                                         -------------              -------------              -------------    -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              254,678                    370,395                   (997,376)        (516,917)
                                         -------------              -------------              -------------    -------------
    NET CHANGE IN NET ASSETS                   299,962                    444,732                     23,626        1,736,129
NET ASSETS - BEGINNING OF
 PERIOD                                              -                          -                  9,208,622        7,472,493
                                         -------------              -------------              -------------    -------------
NET ASSETS - END OF PERIOD               $     299,962              $     444,732              $   9,232,248    $   9,208,622
                                         =============              =============              =============    =============

                                         -------------------------
                                                 Neuberger
                                                   Berman
                                                    Real
                                              Estate Portfolio
                                         --------------------------
                                            2005 (b)
                                         -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $      (6,878)
  Net realized gains (losses) from
   security transactions                        12,554
  Change in unrealized appreciation
   (depreciation) of investments               105,867
                                         -------------
    Net increase (decrease) in net
     assets resulting from operations          111,543
                                         -------------
From capital transactions:
  Net purchase payments                              -
  Net investment division transfers            813,418
  Other net transfers                         (103,791)
                                         -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              709,627
                                         -------------
    NET CHANGE IN NET ASSETS                   821,170
NET ASSETS - BEGINNING OF
 PERIOD                                              -
                                         -------------
NET ASSETS - END OF PERIOD               $     821,170
                                         =============

(b) For the period from May 2, 2005 to December 31, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                               Met Investors
                          -----------------------------------------------------------------------------------------

                                    Neuberger                      Turner                     Goldman Sachs
                                     Berman                        Mid-Cap                       Mid-Cap
                             Real Estate Portfolio B         Growth Portfolio B             Value Portfolio B
                          ----------------------------  ----------------------------  ----------------------------
                               2005         2004 (g)         2005         2004 (g)         2005         2004 (g)
                          -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                 $     (76,899) $      69,471  $      16,729  $     (23,900) $     120,090  $      (5,949)
 Net realized gains
   (losses) from
   security
   transactions                 338,322        319,936         78,529        160,483        178,353        269,732
 Change in unrealized
   appreciation
   (depreciation) of
   investments                  601,635        466,832        (18,872)       197,573       (107,956)       298,743
                          -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations            863,058        856,239         76,386        334,156        190,487        562,526
                          -------------  -------------  -------------  -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments          907,420        839,423         42,276        554,212        482,465        830,411
 Net investment
   division transfers         3,660,627      1,097,312       (500,622)       644,546       (379,486)       768,628
 Other net transfers           (281,549)      (105,853)       (61,800)       (37,548)       (94,921)       (68,745)
                          -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions             4,286,498      1,830,882       (520,146)     1,161,210          8,058      1,530,294
                          -------------  -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                   5,149,556      2,687,121       (443,760)     1,495,366        198,545      2,092,820
NET ASSETS - BEGINNING
 OF PERIOD                    2,687,121              -      1,495,366              -      2,092,820              -
                          -------------  -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                   $   7,836,677  $   2,687,121  $   1,051,606  $   1,495,366  $   2,291,365  $   2,092,820
                          =============  =============  =============  =============  =============  =============

                          -----------------------------

                                    Defensive
                                    Strategy
                                 Fund of Fund B
                          ----------------------------
                               2005         2004 (h)
                          -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                 $     (31,622) $      46,262
 Net realized gains
   (losses) from
   security
   transactions                     234             67
 Change in unrealized
   appreciation
   (depreciation) of
   investments                  162,878        (11,140)
                          -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations            131,490         35,189
                          -------------  -------------
From capital
 transactions:
 Net purchase payments          378,369        154,661
 Net investment
   division transfers         1,560,405      2,572,076
 Other net transfers           (178,599)        (1,264)
                          -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions             1,760,175      2,725,473
                          -------------  -------------
    NET CHANGE IN NET
     ASSETS                   1,891,665      2,760,662
NET ASSETS - BEGINNING
 OF PERIOD                    2,760,662              -
                          -------------  -------------
NET ASSETS - END OF
 PERIOD                   $   4,652,327  $   2,760,662
                          =============  =============

(g) For the period from May 3, 2004 to December 31, 2004
(h) For the period from November 22, 2004 to December 31, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                Met Investors
                            ----------------------------------------------------------------------------------------

                                      Moderate                      Balanced                      Growth
                                      Strategy                      Strategy                     Strategy
                                   Fund of Fund B                Fund of Fund B               Fund of Fund B
                            ----------------------------  ---------------------------- ----------------------------
                                 2005         2004 (h)         2005        2004 (h)         2005         2004 (h)
                            -------------  -------------  -------------  ------------- -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $     (52,581) $     100,594  $    (139,161) $     283,600 $    (158,718) $     192,226
 Net realized gains
   (losses) from
   security transactions           90,943             61         98,925             35       290,369             62
 Change in unrealized
   appreciation
   (depreciation) of
   investments                  1,212,460          2,245      4,255,769        261,782     4,808,088        571,750
                            -------------  -------------  -------------  ------------- -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations            1,250,822        102,900      4,215,533        545,417     4,939,739        764,038
                            -------------  -------------  -------------  ------------- -------------  -------------
From capital
 transactions:
 Net purchase payments          6,452,097        508,512     24,862,758      1,406,112    19,560,188      2,394,025
 Net investment division
   transfers                   15,247,272      7,210,752     28,184,847     30,437,103    16,671,629     33,770,768
 Other net transfers           (2,143,336)        (2,078)    (4,068,109)             -    (1,614,327)      (496,740)
                            -------------  -------------  -------------  ------------- -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions              19,556,033      7,717,186     48,979,496     31,843,215    34,617,490     35,668,053
                            -------------  -------------  -------------  ------------- -------------  -------------
    NET CHANGE IN NET
     ASSETS                    20,806,855      7,820,086     53,195,029     32,388,632    39,557,229     36,432,091
NET ASSETS - BEGINNING
 OF PERIOD                      7,820,086              -     32,388,632              -    36,432,091              -
                            -------------  -------------  -------------  ------------- -------------  -------------
NET ASSETS - END OF
 PERIOD                     $  28,626,941  $   7,820,086  $  85,583,661  $  32,388,632 $  75,989,320  $  36,432,091
                            =============  =============  =============  ============= =============  =============

                            -----------------------------

                                     Aggressive
                                      Strategy
                                   Fund of Fund B
                            ----------------------------
                                 2005         2004 (h)
                            -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $     (37,924) $       4,547
 Net realized gains
   (losses) from
   security transactions           44,868            105
 Change in unrealized
   appreciation
   (depreciation) of
   investments                    600,321        106,540
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations              607,265        111,192
                            -------------  -------------
From capital
 transactions:
 Net purchase payments          1,243,027        940,325
 Net investment division
   transfers                    1,320,569      3,683,841
 Other net transfers             (181,355)       (11,433)
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions               2,382,241      4,612,733
                            -------------  -------------
    NET CHANGE IN NET
     ASSETS                     2,989,506      4,723,925
NET ASSETS - BEGINNING
 OF PERIOD                      4,723,925              -
                            -------------  -------------
NET ASSETS - END OF
 PERIOD                     $   7,713,431  $   4,723,925
                            =============  =============

(h) For the period from November 22, 2004 to December 31, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                           Met Investors
                            ----------------------------------------------------------------------------------

                                                                                         Cyclical Growth
                                    Van Kampen                  Cyclical                       and
                               Comstock Portfolio B      Growth ETF Portfolio B       Income ETF Portfolio B
                            -------------------------- --------------------------   --------------------------
                               2005 (b)                   2005 (c)                     2005 (c)
                            -------------              -------------                -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $      40,223              $         224                $          88
 Net realized gains
   (losses) from
   security transactions            1,447                          1                            -
 Change in unrealized
   appreciation
   (depreciation) of
   investments                     60,089                       (224)                        (145)
                            -------------              -------------                -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations              101,759                          1                          (57)
                            -------------              -------------                -------------
From capital
 transactions:
 Net purchase payments            994,047                     22,800                            -
 Net investment division
   transfers                    2,105,172                     17,793                       67,511
 Other net transfers              (17,182)                       (23)                           -
                            -------------              -------------                -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions               3,082,037                     40,570                       67,511
                            -------------              -------------                -------------
    NET CHANGE IN NET
     ASSETS                     3,183,796                     40,571                       67,454
NET ASSETS - BEGINNING
 OF PERIOD                              -                          -                            -
                            -------------              -------------                -------------
NET ASSETS - END OF
 PERIOD                     $   3,183,796              $      40,571                $      67,454
                            =============              =============                =============

                            -------------------------

                                    Legg Mason
                                      Value
                                Equity Portfolio B
                            --------------------------
                              2005 (d)
                            -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $           -
 Net realized gains
   (losses) from
   security transactions                -
 Change in unrealized
   appreciation
   (depreciation) of
   investments                          -
                            -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                    -
                            -------------
From capital
 transactions:
 Net purchase payments                  -
 Net investment division
   transfers                            -
 Other net transfers                    -
                            -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                       -
                            -------------
    NET CHANGE IN NET
     ASSETS                             -
NET ASSETS - BEGINNING
 OF PERIOD                              -
                            -------------
NET ASSETS - END OF
 PERIOD                     $           -
                            =============

(b) For the period from May 2, 2005 to December 31, 2005
(c) For the period September 30, 2005 to December 31, 2005
(d) For the period November 7, 2005 to December 31, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                              Russell
                                      -----------------------------------------------------------------------------------------


                                               Multi-Style                   Aggressive                      Non-US
                                               Equity Fund                   Equity Fund                      Fund
                                      ----------------------------  ----------------------------  ----------------------------
                                           2005           2004           2005           2004           2005           2004
                                      -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS :
From operations
  Net investment (loss) income        $      (9,653) $     (25,079) $      49,596  $      17,067  $       3,947  $       7,996
  Net realized gains (losses) from
   security transactions                    (91,199)      (173,819)        47,417         26,738         25,900        (43,923)
  Change in unrealized appreciation
   (depreciation) of investments            283,133        489,470        (72,447)        54,442        151,305        311,745
                                      -------------  -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from
     operations                             182,281        290,572         24,566         98,247        181,152        275,818
                                      -------------  -------------  -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                       1,780          1,780            232            232            818            818
  Net investment division transfers          23,567          5,589         (9,824)       (62,450)       (53,793)      (153,644)
  Other net transfers                      (693,796)      (696,958)      (255,400)      (154,747)      (358,698)      (371,978)
                                      -------------  -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                          (668,449)      (689,589)      (264,992)      (216,965)      (411,673)      (524,804)
                                      -------------  -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                                (486,168)      (399,017)      (240,426)      (118,718)      (230,521)      (248,986)
NET ASSETS - BEGINNING OF
 PERIOD                                   3,786,428      4,185,445        826,355        945,073      1,850,739      2,099,725
                                      -------------  -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD            $   3,300,260  $   3,786,428  $     585,929  $     826,355  $   1,620,218  $   1,850,739
                                      =============  =============  =============  =============  =============  =============

                                      -----------------------------


                                                Core Bond
                                                  Fund
                                      ----------------------------
                                           2005           2004
                                      -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS :
From operations
  Net investment (loss) income        $      82,091  $      85,818
  Net realized gains (losses) from
   security transactions                      9,950         28,142
  Change in unrealized appreciation
   (depreciation) of investments            (77,199)       (25,799)
                                      -------------  -------------
    Net increase (decrease) in net
     assets resulting from
     operations                              14,842         88,161
                                      -------------  -------------
From capital transactions:
  Net purchase payments                         400            400
  Net investment division transfers          57,598         38,634
  Other net transfers                      (475,350)      (955,832)
                                      -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                          (417,352)      (916,798)
                                      -------------  -------------
    NET CHANGE IN NET
     ASSETS                                (402,510)      (828,637)
NET ASSETS - BEGINNING OF
 PERIOD                                   2,769,464      3,598,101
                                      -------------  -------------
NET ASSETS - END OF PERIOD            $   2,366,954  $   2,769,464
                                      =============  =============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                    Russell
                                         ----------------------------  -----------------------------

                                                  Real Estate                     Capital
                                                  Securities                   Appreciation
                                                     Fund                          Fund
                                         ----------------------------  ----------------------------
                                              2005           2004           2005           2004
                                         -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $      34,501  $      27,603  $     (29,885) $     (34,143)
  Net realized gains (losses) from
   security transactions                        51,726         34,977       (115,784)      (133,904)
  Change in unrealized appreciation
   (depreciation) of investments               (51,077)        58,874        304,160        287,068
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations           35,150        121,454        158,491        119,021
                                         -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                            170            170         17,562         57,541
  Net investment division transfers            (17,548)       (31,196)       (57,808)      (172,049)
  Other net transfers                          (96,992)       (53,560)      (326,274)      (186,947)
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                             (114,370)       (84,586)      (366,520)      (301,455)
                                         -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                   (79,220)        36,868       (208,029)      (182,434)
NET ASSETS - BEGINNING OF
 PERIOD                                        435,953        399,085      2,455,741      2,638,175
                                         -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD               $     356,733  $     435,953  $   2,247,712  $   2,455,741
                                         =============  =============  =============  =============

                                                       AIM
                                         -----------------------------------------------------------

                                                    Capital                    International
                                                 Appreciation                     Growth
                                                    Fund B                         Fund
                                         ----------------------------  ----------------------------
                                              2005           2004           2005           2004
                                         -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $      (1,342) $      (1,569) $      (2,458) $      (2,977)
  Net realized gains (losses) from
   security transactions                         4,108            974          4,483        (19,362)
  Change in unrealized appreciation
   (depreciation) of investments                 1,752          5,795         48,666         95,989
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations            4,518          5,200         50,691         73,650
                                         -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                              -            361          3,683          2,500
  Net investment division transfers            (14,037)        (4,658)        12,547        (66,303)
  Other net transfers                             (310)          (459)       (63,976)       (79,143)
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              (14,347)        (4,756)       (47,746)      (142,946)
                                         -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                    (9,829)           444          2,945        (69,296)
NET ASSETS - BEGINNING OF
 PERIOD                                        115,888        115,444        339,873        409,169
                                         -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD               $     106,059  $     115,888  $     342,818  $     339,873
                                         =============  =============  =============  =============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                  AIM
                                         -------------------------------------------------------------------------------------
                                                 International                    Premier                     Premier
                                                    Growth                        Equity                       Equity
                                                    Fund B                         Fund                        Fund B
                                         ----------------------------  ----------------------------  -------------------------
                                              2005           2004         2005 (a)         2004                     2004 (e)
                                         -------------  -------------  -------------  -------------              -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $      (2,883) $        (757) $        (473) $     (17,719)             $      (1,334)
  Net realized gains (losses) from
   security transactions                        17,725          1,442          1,600     (1,598,056)                    59,977
  Change in unrealized appreciation
   (depreciation) of investments               107,909         16,248         (5,245)     1,532,930                    (68,369)
                                         -------------  -------------  -------------  -------------              -------------
    Net increase (decrease) in net
     assets resulting from operations          122,751         16,933         (4,118)       (82,845)                    (9,726)
                                         -------------  -------------  -------------  -------------              -------------
From capital transactions:
  Net purchase payments                        225,480         28,925              -            750                      7,500
  Net investment division transfers            584,318            865        (96,559)    (3,558,799)                  (389,436)
  Other net transfers                          (26,729)        (3,588)          (642)      (126,411)                    (3,225)
                                         -------------  -------------  -------------  -------------              -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              783,069         26,202        (97,201)    (3,684,460)                  (385,161)
                                         -------------  -------------  -------------  -------------              -------------
    NET CHANGE IN NET ASSETS                   905,820         43,135       (101,319)    (3,767,305)                  (394,887)
NET ASSETS - BEGINNING OF
 PERIOD                                         97,932         54,797        101,319      3,868,624                    394,887
                                         -------------  -------------  -------------  -------------              -------------
NET ASSETS - END OF PERIOD               $   1,003,752  $      97,932  $           -  $     101,319              $           -
                                         =============  =============  =============  =============              =============

                                                  Alliance
                                         -------------------------
                                                  Premier
                                                   Growth
                                                 Portfolio
                                         -------------------------
                                                        2004 (e)
                                                     -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                       $     (10,753)
  Net realized gains (losses) from
   security transactions                                (1,070,021)
  Change in unrealized appreciation
   (depreciation) of investments                         1,029,254
                                                     -------------
    Net increase (decrease) in net
     assets resulting from operations                      (51,520)
                                                     -------------
From capital transactions:
  Net purchase payments                                        935
  Net investment division transfers                     (2,166,047)
  Other net transfers                                     (119,431)
                                                     -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                       (2,284,543)
                                                     -------------
    NET CHANGE IN NET ASSETS                            (2,336,063)
NET ASSETS - BEGINNING OF
 PERIOD                                                  2,336,063
                                                     -------------
NET ASSETS - END OF PERIOD                           $           -
                                                     =============

(a) For the period from January 1, 2005 to April 29, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                             Alliance
                                         --------------------------------------------------------------------------------------
                                                  Premier                     Bernstein                     Bernstein
                                                   Growth                    Real Estate                   Real Estate
                                                 Portfolio                    Portfolio                    Portfolio B
                                         -------------------------  ----------------------------  ----------------------------
                                                        2004 (e)       2005 (a)         2004         2005 (a)         2004
                                                     -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                       $     (42,139) $      (3,572) $       6,382  $     (22,953) $      31,787
  Net realized gains (losses) from
   security transactions                                   225,118        362,781        107,239      1,564,228        182,916
  Change in unrealized appreciation
   (depreciation) of investments                          (419,108)      (394,028)       122,512     (1,765,860)     1,067,300
                                                     -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations                     (236,129)       (34,819)       236,133       (224,585)     1,282,003
                                                     -------------  -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                                    738,051              -             25         20,014        713,066
  Net investment division transfers                     (8,038,502)      (812,379)      (107,827)    (4,824,193)         7,974
  Other net transfers                                     (159,652)       (29,769)      (121,945)      (170,016)      (200,176)
                                                     -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                       (7,460,103)      (842,148)      (229,747)    (4,974,195)       520,864
                                                     -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                            (7,696,232)      (876,967)         6,386     (5,198,780)     1,802,867
NET ASSETS - BEGINNING OF
 PERIOD                                                  7,696,232        876,967        870,581      5,198,780      3,395,913
                                                     -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD                           $           -  $           -  $     876,967  $           -  $   5,198,780
                                                     =============  =============  =============  =============  =============

                                         --------------------------
                                                 Bernstein
                                                 Small-Cap
                                                Portfolio B
                                         -------------------------
                                                        2004 (e)
                                                     -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                       $      (1,123)
  Net realized gains (losses) from
   security transactions                                    63,990
  Change in unrealized appreciation
   (depreciation) of investments                           (60,051)
                                                     -------------
    Net increase (decrease) in net
     assets resulting from operations                        2,816
                                                     -------------
From capital transactions:
  Net purchase payments                                          -
  Net investment division transfers                       (246,393)
  Other net transfers                                         (785)
                                                     -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                         (247,178)
                                                     -------------
    NET CHANGE IN NET ASSETS                              (244,362)
NET ASSETS - BEGINNING OF
 PERIOD                                                    244,362
                                                     -------------
NET ASSETS - END OF PERIOD                           $           -
                                                     =============

(a) For the period from January 1, 2005 to April 29, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                     Alliance                   Liberty
                            -------------------------  -------------------------
                                    Bernstein                   Newport
                                      Value                   Tiger Fund,
                                   Portfolio B              Variable Series
                            -------------------------  -------------------------
                                           2004 (e)                   2004 (e)
                                        -------------              -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                               $        (346)             $        (385)
 Net realized gains
   (losses) from
   security transactions                       13,607                     (2,505)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                (13,420)                     1,835
                                        -------------              -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                             (159)                    (1,055)
                                        -------------              -------------
From capital
 transactions:
 Net purchase payments                              -                          -
 Net investment division
   transfers                                  (65,817)                   (77,472)
 Other net transfers                             (370)                      (751)
                                        -------------              -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                             (66,187)                   (78,223)
                                        -------------              -------------
    NET CHANGE IN NET
     ASSETS                                   (66,346)                   (79,278)
NET ASSETS - BEGINNING
 OF PERIOD                                     66,346                     79,278
                                        -------------              -------------
NET ASSETS - END OF
 PERIOD                                 $           -              $           -
                                        =============              =============

                                                Goldman Sachs
                            ----------------------------------------------------
                                      Growth                 International
                                       and                       Equity
                                   Income Fund                    Fund
                            -------------------------  -------------------------
                                           2004 (e)                   2004 (e)
                                        -------------              -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                               $        (998)             $      (1,119)
 Net realized gains
   (losses) from
   security transactions                       (2,253)                   (49,672)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                  7,082                     44,745
                                        -------------              -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                            3,831                     (6,046)
                                        -------------              -------------
From capital
 transactions:
 Net purchase payments                              -                          -
 Net investment division
   transfers                                 (211,546)                  (219,107)
 Other net transfers                           (1,116)                   (18,078)
                                        -------------              -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                            (212,662)                  (237,185)
                                        -------------              -------------
    NET CHANGE IN NET
     ASSETS                                  (208,831)                  (243,231)
NET ASSETS - BEGINNING
 OF PERIOD                                    208,831                    243,231
                                        -------------              -------------
NET ASSETS - END OF
 PERIOD                                 $           -              $           -
                                        =============              =============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                             Scudder II
                                         -------------------------------------------------------------------------------------
                                                  Dreman                                                    Dreman
                                                High Return                  Small-Cap                     Small-Cap
                                             Equity Portfolio            Growth Portfolio               Value Portfolio
                                         ------------------------- ----------------------------  ----------------------------
                                                       2004 (e)         2005           2004         2005 (a)         2004
                                                     ------------- -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                       $           - $      (2,637) $      (2,765) $      37,431  $      (2,286)
  Net realized gains (losses) from
   security transactions                                         -       (10,809)       (12,456)        74,979         54,162
  Change in unrealized appreciation
   (depreciation) of investments                                 -        23,553         31,981       (137,489)        36,152
                                                     ------------- -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations                            -        10,107         16,760        (25,079)        88,028
                                                     ------------- -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                                          -             -              -              -              -
  Net investment division transfers                              -          (729)       (13,912)      (392,973)       (20,232)
  Other net transfers                                            -       (25,028)        (3,357)       (14,430)       (30,913)
                                                     ------------- -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                                -       (25,757)       (17,269)      (407,403)       (51,145)
                                                     ------------- -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                                     -       (15,650)          (509)      (432,482)        36,883
NET ASSETS - BEGINNING OF
 PERIOD                                                          -       199,543        200,052        432,482        395,599
                                                     ------------- -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD                           $           - $     183,893  $     199,543  $           -  $     432,482
                                                     ============= =============  =============  =============  =============

                                         -----------------------------

                                                  Government
                                             Securities Portfolio
                                         ----------------------------
                                              2005           2004
                                         -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $      13,987  $      12,530
  Net realized gains (losses) from
   security transactions                           987         10,082
  Change in unrealized appreciation
   (depreciation) of investments               (11,047)       (11,466)
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations            3,927         11,146
                                         -------------  -------------
From capital transactions:
  Net purchase payments                              -              -
  Net investment division transfers            (19,941)       (88,341)
  Other net transfers                         (116,960)      (227,409)
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                             (136,901)      (315,750)
                                         -------------  -------------
    NET CHANGE IN NET ASSETS                  (132,974)      (304,604)
NET ASSETS - BEGINNING OF
 PERIOD                                        414,545        719,149
                                         -------------  -------------
NET ASSETS - END OF PERIOD               $     281,571  $     414,545
                                         =============  =============

(a) For the period from January 1, 2005 to April 29, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                     MFS
                                  ---------------------------------------------------------------------------------


                                            Bond                     Research                   Research
                                           Series                     Series                    Series B
                                  ------------------------- -------------------------  -------------------------
                                                2004 (e)                   2004 (e)                   2004 (e)
                                              -------------             -------------              -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income                 $           -             $       3,764              $         190
 Net realized gains (losses)
   from security transactions                             -                  (266,228)                       867
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                            -                   270,705                       (570)
                                              -------------             -------------              -------------
    Net increase (decrease)
     in net assets resulting
     from operations                                      -                     8,241                        487
                                              -------------             -------------              -------------
From capital transactions:
 Net purchase payments                                    -                        80                          -
 Net investment division
   transfers                                              -                  (648,042)                   (42,871)
 Other net transfers                                      -                   (35,197)                      (100)
                                              -------------             -------------              -------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions                            -                  (683,159)                   (42,971)
                                              -------------             -------------              -------------
    NET CHANGE IN NET ASSETS                              -                  (674,918)                   (42,484)
NET ASSETS - BEGINNING OF
 PERIOD                                                   -                   674,918                     42,484
                                              -------------             -------------              -------------
NET ASSETS - END OF PERIOD                    $           -             $           -              $           -
                                              =============             =============              =============

                                  ------------------------


                                       Emerging Growth
                                            Series
                                  -------------------------
                                                 2004 (e)
                                              -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
 Net investment (loss) income                 $      (2,433)
 Net realized gains (losses)
   from security transactions                      (293,905)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                      300,443
                                              -------------
    Net increase (decrease)
     in net assets resulting
     from operations                                  4,105
                                              -------------
From capital transactions:
 Net purchase payments                                    -
 Net investment division
   transfers                                       (507,492)
 Other net transfers                                (20,657)
                                              -------------
    Net increase (decrease)
     in net assets resulting
     from capital transactions                     (528,149)
                                              -------------
    NET CHANGE IN NET ASSETS                       (524,044)
NET ASSETS - BEGINNING OF
 PERIOD                                             524,044
                                              -------------
NET ASSETS - END OF PERIOD                    $           -
                                              =============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                   MFS
                            ----------------------------------------------------------------------------------------

                                     Emerging                      High                            High
                                      Growth                      Income                          Income
                                     Series B                     Series                         Series B
                            -------------------------  ----------------------------    ----------------------------
                                           2004 (e)       2005 (a)           2004         2005 (a)         2004
                                        -------------  -------------    -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                               $        (157) $      20,079    $      15,411  $     261,792  $     110,666
 Net realized gains
   (losses) from
   security transactions                          783        (10,847)           1,190         23,810         18,081
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                   (519)       (19,388)           9,089       (425,341)       152,635
                                        -------------  -------------    -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                              107        (10,156)          25,690       (139,739)       281,382
                                        -------------  -------------    -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments                          1,454              -               25         82,092        646,285
 Net investment division
   transfers                                  (29,712)      (312,908)         (69,916)    (4,191,309)       447,569
 Other net transfers                               (4)        (3,307)        (109,969)       (98,207)      (208,766)
                                        -------------  -------------    -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                             (28,262)      (316,215)        (179,860)    (4,207,424)       885,088
                                        -------------  -------------    -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                                   (28,155)      (326,371)        (154,170)    (4,347,163)     1,166,470
NET ASSETS - BEGINNING
 OF PERIOD                                     28,155        326,371          480,541      4,347,163      3,180,693
                                        -------------  -------------    -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                                 $           -  $           -    $     326,371  $           -  $   4,347,163
                                        =============  =============    =============  =============  =============

                            ------------------------

                                    Strategic
                                      Income
                                      Series
                            -------------------------
                                           2004 (e)
                                        -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                               $       7,157
 Net realized gains
   (losses) from
   security transactions                        1,838
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                 (9,081)
                                        -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                              (86)
                                        -------------
From capital
 transactions:
 Net purchase payments                              -
 Net investment division
   transfers                                 (149,425)
 Other net transfers                           (5,865)
                                        -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                            (155,290)
                                        -------------
    NET CHANGE IN NET
     ASSETS                                  (155,376)
NET ASSETS - BEGINNING
 OF PERIOD                                    155,376
                                        -------------
NET ASSETS - END OF
 PERIOD                                 $           -
                                        =============

(a) For the period from January 1, 2005 to April 29, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                    MFS
                            --------------------------------------------------------------------------------------

                                    Strategic                    Investors                     Investors
                                      Income                       Trust                         Trust
                                     Series B                     Series                       Series B
                            -------------------------  ----------------------------  ----------------------------
                                           2004 (e)       2005 (a)         2004           2005           2004
                                        -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                               $      34,699  $         768  $     (10,206) $     (16,564) $     (16,811)
 Net realized gains
   (losses) from
   security transactions                      (13,571)       (77,268)       (32,827)        30,437          6,107
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                (23,791)        25,918        165,156         53,006        136,560
                                        -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                           (2,663)       (50,582)       122,123         66,879        125,856
                                        -------------  -------------  -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments                         22,539            120            435              -          5,300
 Net investment division
   transfers                                 (687,225)    (1,196,123)       (31,350)      (103,597)      (149,542)
 Other net transfers                           (7,185)       (94,851)      (207,501)      (132,506)      (167,715)
                                        -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                            (671,871)    (1,290,854)      (238,416)      (236,103)      (311,957)
                                        -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                                  (674,534)    (1,341,436)      (116,293)      (169,224)      (186,101)
NET ASSETS - BEGINNING
 OF PERIOD                                    674,534      1,341,436      1,457,729      1,453,256      1,639,357
                                        -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                                 $           -  $           -  $   1,341,436  $   1,284,032  $   1,453,256
                                        =============  =============  =============  =============  =============

                            -----------------------------

                                         New
                                      Discovery
                                       Series
                            ----------------------------
                               2005 (a)         2004
                            -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $      (1,538) $      (4,901)
 Net realized gains
   (losses) from
   security transactions          (17,430)          (450)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                    (30,937)        20,559
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations              (49,905)        15,208
                            -------------  -------------
From capital
 transactions:
 Net purchase payments                  -             25
 Net investment division
   transfers                     (300,286)         3,023
 Other net transfers               (3,396)       (57,159)
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                (303,682)       (54,111)
                            -------------  -------------
    NET CHANGE IN NET
     ASSETS                      (353,587)       (38,903)
NET ASSETS - BEGINNING
 OF PERIOD                        353,587        392,490
                            -------------  -------------
NET ASSETS - END OF
 PERIOD                     $           -  $     353,587
                            =============  =============

(a) For the period from January 1, 2005 to April 29, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                         MFS                                                       MetLife
                            ----------------------------  -----------------------------------------------------------

                                         New                          Davis                         Davis
                                      Discovery                      Venture                       Venture
                                      Series B                       Value A                       Value E
                            ----------------------------  ----------------------------  ----------------------------
                               2005 (a)         2004           2005           2004           2005           2004
                            -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $     (24,066) $     (65,140) $      (1,377) $      (1,007) $    (311,658) $    (331,247)
 Net realized gains
   (losses) from
   security transactions           22,886         21,996          3,500            156      1,110,097      1,778,058
 Change in unrealized
   appreciation
   (depreciation) of
   investments                   (730,291)       317,403         11,651         14,308      1,526,284      1,491,967
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations             (731,471)       274,259         13,774         13,457      2,324,723      2,938,778
                            -------------  -------------  -------------  -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments             66,179        720,865              -              -      4,379,536      8,593,764
 Net investment division
   transfers                   (4,468,629)       695,405          2,890         87,808     (1,412,637)       880,158
 Other net transfers             (136,045)      (215,764)        (3,429)        (4,436)    (1,338,696)      (757,370)
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions              (4,538,495)     1,200,506           (539)        83,372      1,628,203      8,716,552
                            -------------  -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                    (5,269,966)     1,474,765         13,235         96,829      3,952,926     11,655,330
NET ASSETS - BEGINNING
 OF PERIOD                      5,269,966      3,795,201        171,947         75,118     28,250,947     16,595,617
                            -------------  -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                     $           -  $   5,269,966  $     185,182  $     171,947  $  32,203,873  $  28,250,947
                            =============  =============  =============  =============  =============  =============

                            -----------------------------
                                       Harris
                                       Oakmark
                                       Focused
                                       Value B
                            ----------------------------
                                 2005           2004
                            -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $     (72,948) $     (80,979)
 Net realized gains
   (losses) from
   security transactions          676,161      1,218,913
 Change in unrealized
   appreciation
   (depreciation) of
   investments                     82,993       (215,371)
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations              686,206        922,563
                            -------------  -------------
From capital
 transactions:
 Net purchase payments            593,031      4,336,765
 Net investment division
   transfers                   (1,793,441)    (5,176,417)
 Other net transfers             (531,164)      (356,121)
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions              (1,731,574)    (1,195,773)
                            -------------  -------------
    NET CHANGE IN NET
     ASSETS                    (1,045,368)      (273,210)
NET ASSETS - BEGINNING
 OF PERIOD                     11,320,235     11,593,445
                            -------------  -------------
NET ASSETS - END OF
 PERIOD                     $  10,274,867  $  11,320,235
                            =============  =============

(a) For the period from January 1, 2005 to April 29, 2005

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                    MetLife
                            -----------------------------------------------------------------------------------------
                                                                       MFS                           MFS
                                      Jennison                      Investors                       Total
                                       Growth                         Trust                        Return
                                     Portfolio B                    Series B                      Series A
                            ----------------------------  ----------------------------  ----------------------------
                                 2005           2004           2005           2004           2005           2004
                            -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $    (143,871) $    (180,664) $     (61,056) $     (57,642) $      12,769  $       7,922
 Net realized gains
   (losses) from
   security transactions          488,532        833,328        208,084         85,885          3,034            515
 Change in unrealized
   appreciation
   (depreciation) of
   investments                    744,718        204,268         80,313        423,435           (238)        44,085
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations            1,089,379        856,932        227,341        451,678         15,565         52,522
                            -------------  -------------  -------------  -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments            958,426      3,631,751         18,527        584,928          3,700              -
 Net investment division
   transfers                     (496,647)    (2,240,307)      (598,244)        33,898        214,314        213,485
 Other net transfers             (467,801)      (262,259)      (317,756)      (174,872)       (53,367)       (28,247)
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                  (6,022)     1,129,185       (897,473)       443,954        164,647        185,238
                            -------------  -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                     1,083,357      1,986,117       (670,132)       895,632        180,212        237,760
NET ASSETS - BEGINNING
 OF PERIOD                      9,215,078      7,228,961      5,372,275      4,476,643        604,933        367,173
                            -------------  -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                     $  10,298,435  $   9,215,078  $   4,702,143  $   5,372,275  $     785,145  $     604,933
                            =============  =============  =============  =============  =============  =============

                            -----------------------------
                                         MFS
                                        Total
                                       Return
                                      Series B
                            ----------------------------
                                 2005             2004
                            -------------    -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $      55,448    $      36,866
 Net realized gains
   (losses) from
   security transactions           39,238           25,429
 Change in unrealized
   appreciation
   (depreciation) of
   investments                    (12,748)         180,667
                            -------------    -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations               81,938          242,962
                            -------------    -------------
From capital
 transactions:
 Net purchase payments            374,171          664,365
 Net investment division
   transfers                    1,401,045        1,176,504
 Other net transfers             (278,956)        (128,644)
                            -------------    -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions               1,496,260        1,712,225
                            -------------    -------------
    NET CHANGE IN NET
     ASSETS                     1,578,198        1,955,187
NET ASSETS - BEGINNING
 OF PERIOD                      3,198,517        1,243,330
                            -------------    -------------
NET ASSETS - END OF
 PERIOD                     $   4,776,715    $   3,198,517
                            =============    =============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                    MetLife
                            -----------------------------------------------------------------------------------------
                                       Capital                       Capital                       Putnam
                                      Guardian                      Guardian                    International
                                     U.S. Equity                   U.S. Equity                      Stock
                                      Series A                      Series B                     Portfolio B
                            ----------------------------  ----------------------------  ----------------------------
                                 2005           2004           2005           2004           2005           2004
                            -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $    (119,367) $     (14,314) $     (65,434) $      (1,453) $     (17,074) $      (4,352)
 Net realized gains
   (losses) from
   security transactions          106,967         10,354         84,622         54,357        102,333         25,222
 Change in unrealized
   appreciation
   (depreciation) of
   investments                    312,405        416,514        286,412        227,437        158,707        230,238
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations              300,005        412,554        305,600        280,341        243,966        251,108
                            -------------  -------------  -------------  -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments              7,264          3,125        482,068        621,794         13,631         94,569
 Net investment division
   transfers                     (440,172)     9,936,870      1,576,867      2,588,941       (237,203)       207,799
 Other net transfers           (2,012,322)      (264,861)      (230,458)      (161,107)      (116,835)       (40,469)
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions              (2,445,230)     9,675,134      1,828,477      3,049,628       (340,407)       261,899
                            -------------  -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                    (2,145,225)    10,087,688      2,134,077      3,329,969        (96,441)       513,007
NET ASSETS - BEGINNING
 OF PERIOD                     10,221,593        133,905      4,586,999      1,257,030      1,895,012      1,382,005
                            -------------  -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                     $   8,076,368  $  10,221,593  $   6,721,076  $   4,586,999  $   1,798,571  $   1,895,012
                            =============  =============  =============  =============  =============  =============

                            -----------------------------
                                      BlackRock
                                        Money
                                       Market
                                      Portfolio
                            ----------------------------
                                 2005           2004
                            -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $      16,261  $      (6,799)
 Net realized gains
   (losses) from
   security transactions                -              -
 Change in unrealized
   appreciation
   (depreciation) of
   investments                          -              -
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations               16,261         (6,799)
                            -------------  -------------
From capital
 transactions:
 Net purchase payments                  -              -
 Net investment division
   transfers                      320,352         48,484
 Other net transfers             (504,996)      (582,783)
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                (184,644)      (534,299)
                            -------------  -------------
    NET CHANGE IN NET
     ASSETS                      (168,383)      (541,098)
NET ASSETS - BEGINNING
 OF PERIOD                      1,224,101      1,765,199
                            -------------  -------------
NET ASSETS - END OF
 PERIOD                     $   1,055,718  $   1,224,101
                            =============  =============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                 MetLife
                            -----------------------------------------------------------------------------------

                                    BlackRock
                                   Money Market               Stock Index                  Stock Index
                                   Portfolio B                 Portfolio                   Portfolio B
                            -------------------------- -------------------------- ----------------------------
                               2005 (b)                   2005 (b)                     2005           2004
                            -------------              -------------              -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $      90,461              $        (533)             $     (35,278) $     (79,042)
 Net realized gains
   (losses) from
   security transactions                -                         27                    406,257        201,005
 Change in unrealized
   appreciation
   (depreciation) of
   investments                          -                      4,832                    (74,372)       596,249
                            -------------              -------------              -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations               90,461                      4,326                    296,607        718,212
                            -------------              -------------              -------------  -------------
From capital
 transactions:
 Net purchase payments          7,784,483                          -                    893,897      3,225,585
 Net investment division
   transfers                    2,380,840                     55,763                   (315,042)       319,212
 Other net transfers             (420,997)                         -                   (661,656)      (550,222)
                            -------------              -------------              -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions               9,744,326                     55,763                    (82,801)     2,994,575
                            -------------              -------------              -------------  -------------
    NET CHANGE IN NET
     ASSETS                     9,834,787                     60,089                    213,806      3,712,787
NET ASSETS - BEGINNING
 OF PERIOD                              -                          -                 10,027,612      6,314,825
                            -------------              -------------              -------------  -------------
NET ASSETS - END OF
 PERIOD                     $   9,834,787              $      60,089              $  10,241,418  $  10,027,612
                            =============              =============              =============  =============

                            -----------------------------

                                      BlackRock
                                     Bond Income
                                      Portfolio
                            ----------------------------
                                 2005         2004 (g)
                            -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $      28,524  $      (7,466)
 Net realized gains
   (losses) from
   security transactions            2,442          1,580
 Change in unrealized
   appreciation
   (depreciation) of
   investments                    (23,850)        33,306
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                7,116         27,420
                            -------------  -------------
From capital
 transactions:
 Net purchase payments                  -              -
 Net investment division
   transfers                       55,802        856,130
 Other net transfers              (85,892)      (134,616)
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                 (30,090)       721,514
                            -------------  -------------
    NET CHANGE IN NET
     ASSETS                       (22,974)       748,934
NET ASSETS - BEGINNING
 OF PERIOD                        748,934              -
                            -------------  -------------
NET ASSETS - END OF
 PERIOD                     $     725,960  $     748,934
                            =============  =============

(b) For the period from May 2, 2005 to December 31, 2005
(g) For the period from May 3, 2004 to December 31, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                      MetLife
                            -----------------------------------------------------------------------------------------------

                                       BlackRock                       BlackRock                  Franklin Templeton
                                      Bond Income                   Strategic Value                Small-Cap Growth
                                      Portfolio B                     Portfolio B                     Portfolio B
                            ------------------------------  ------------------------------  ------------------------------
                                 2005          2004 (h)          2005          2004 (g)          2005          2004 (g)
                            --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $        8,861  $         (132) $       24,764  $       (1,934) $        7,141  $         (896)
 Net realized gains
   (losses) from
   security transactions            (8,830)              1           5,383             407          12,961            (359)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                       1,584             406         (20,218)         45,293          88,409          17,980
                            --------------  --------------  --------------  --------------  --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                 1,615             275           9,929          43,766         108,511          16,725
                            --------------  --------------  --------------  --------------  --------------  --------------
From capital
 transactions:
 Net purchase payments             311,446         142,776         111,456         138,735         514,127          15,104
 Net investment division
   transfers                       692,938          68,663          62,748         220,653       1,024,694         108,261
 Other net transfers               (37,253)           (131)        (13,959)         (4,253)        (54,695)              -
                            --------------  --------------  --------------  --------------  --------------  --------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                  967,131         211,308         160,245         355,135       1,484,126         123,365
                            --------------  --------------  --------------  --------------  --------------  --------------
    NET CHANGE IN NET
     ASSETS                        968,746         211,583         170,174         398,901       1,592,637         140,090
NET ASSETS - BEGINNING
 OF PERIOD                         211,583               -         398,901               -         140,090               -
                            --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS - END OF
 PERIOD                     $    1,180,329  $      211,583  $      569,075  $      398,901  $    1,732,727  $      140,090
                            ==============  ==============  ==============  ==============  ==============  ==============

                            -----------------------------


                                    MFS Research
                                     Managers B
                            ----------------------------
                                             2004 (e)
                                          --------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                                 $            -
 Net realized gains
   (losses) from
   security transactions                               -
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                         -
                                          --------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                                   -
                                          --------------
From capital
 transactions:
 Net purchase payments                                 -
 Net investment division
   transfers                                           -
 Other net transfers                                   -
                                          --------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                                      -
                                          --------------
    NET CHANGE IN NET
     ASSETS                                            -
NET ASSETS - BEGINNING
 OF PERIOD                                             -
                                          --------------
NET ASSETS - END OF
 PERIOD                                   $            -
                                          ==============

(h) For the period from November 22, 2004 to December 31, 2004
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004


                                         -----------------------------
                                                  Met/Putnam
                                                    Voyager
                                                  Portfolio B
                                         ----------------------------
                                            2005 (a)         2004
                                         -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $        (514) $      (4,111)
  Net realized gains (losses) from
   security transactions                       (17,813)         1,741
  Change in unrealized appreciation
   (depreciation) of investments               (42,684)        33,265
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations          (61,011)        30,895
                                         -------------  -------------
From capital transactions:
  Net purchase payments                         37,916        221,857
  Net investment division transfers           (637,072)       278,756
  Other net transfers                           (5,778)        (5,520)
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                             (604,934)       495,093
                                         -------------  -------------
    NET CHANGE IN NET ASSETS                  (665,945)       525,988
NET ASSETS - BEGINNING OF
 PERIOD                                        665,945        139,957
                                         -------------  -------------
NET ASSETS - END OF PERIOD               $           -  $     665,945
                                         =============  =============

                                                                  MetLife
                                         ---------------------------------------------------------------------------------------
                                               Salomon Brothers              Salomon Brothers             Salomon Brothers
                                                Strategic Bond                Strategic Bond              U.S. Government
                                                   Portfolio                    Portfolio B                 Portfolio B
                                         ----------------------------  ----------------------------  --------------------------
                                              2005         2004 (g)         2005         2004 (g)       2005 (b)
                                         -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $       5,116  $      (1,496) $      32,080  $      (7,199) $        (162)
  Net realized gains (losses) from
   security transactions                         3,653            743          4,457          2,150              1
  Change in unrealized appreciation
   (depreciation) of investments                (6,835)        10,199        (26,039)        47,788             67
                                         -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations            1,934          9,446         10,498         42,739            (94)
                                         -------------  -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                              -              -          1,208         91,200         10,531
  Net investment division transfers            (40,890)       175,248        145,446        739,816         22,357
  Other net transfers                          (27,935)       (23,290)      (110,925)       (40,934)            (1)
                                         -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              (68,825)       151,958         35,729        790,082         32,887
                                         -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                   (66,891)       161,404         46,227        832,821         32,793
NET ASSETS - BEGINNING OF
 PERIOD                                        161,404              -        832,821              -              -
                                         -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD               $      94,513  $     161,404  $     879,048  $     832,821  $      32,793
                                         =============  =============  =============  =============  =============

(a) For the period from January 1, 2005 to April 29, 2005
(b) For the period from May 2, 2005 to December 31, 2005
(g) For the period from May 3, 2004 to December 31, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004


                                         -----------------------------

                                                 T. Rowe Price
                                                   Small-Cap
                                                   Portfolio
                                         ----------------------------
                                              2005         2004 (g)
                                         -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $      (6,870) $      (4,309)
  Net realized gains (losses) from
   security transactions                         6,239         (3,316)
  Change in unrealized appreciation
   (depreciation) of investments                44,951         38,923
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations           44,320         31,298
                                         -------------  -------------
From capital transactions:
  Net purchase payments                          1,365            160
  Net investment division transfers             45,308        489,660
  Other net transfers                          (46,570)       (39,295)
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                  103        450,525
                                         -------------  -------------
    NET CHANGE IN NET ASSETS                    44,423        481,823
NET ASSETS - BEGINNING OF
 PERIOD                                        481,823              -
                                         -------------  -------------
NET ASSETS - END OF PERIOD               $     526,246  $     481,823
                                         =============  =============

                                                                    MetLife
                                         -----------------------------------------------------------------------------------------

                                                 T. Rowe Price                 T. Rowe Price
                                                   Small-Cap                     Large-Cap
                                                  Portfolio B                    Portfolio
                                         ----------------------------  ----------------------------
                                              2005         2004 (g)         2005         2004 (g)
                                         -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $     (10,513) $      (7,338) $      (8,120) $      (8,357)
  Net realized gains (losses) from
   security transactions                        12,161         (2,621)        17,711          1,303
  Change in unrealized appreciation
   (depreciation) of investments                55,130         66,899         41,081         93,611
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations           56,778         56,940         50,672         86,557
                                         -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                         (7,828)        10,413          1,331              -
  Net investment division transfers           (120,363)       800,701         90,391        968,253
  Other net transfers                          (40,016)       (30,624)      (158,628)       (38,631)
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                             (168,207)       780,490        (66,906)       929,622
                                         -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                  (111,429)       837,430        (16,234)     1,016,179
NET ASSETS - BEGINNING OF
 PERIOD                                        837,430              -      1,016,179              -
                                         -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD               $     726,001  $     837,430  $     999,945  $   1,016,179
                                         =============  =============  =============  =============

                                         -----------------------------

                                                 T. Rowe Price
                                                   Large-Cap
                                                  Portfolio B
                                         ----------------------------
                                              2005         2004 (g)
                                         -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $     (27,645) $      (9,212)
  Net realized gains (losses) from
   security transactions                        18,527            177
  Change in unrealized appreciation
   (depreciation) of investments               189,227        150,397
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations          180,109        141,362
                                         -------------  -------------
From capital transactions:
  Net purchase payments                        536,062        432,193
  Net investment division transfers          1,021,512      1,131,041
  Other net transfers                         (128,672)        (9,004)
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                            1,428,902      1,554,230
                                         -------------  -------------
    NET CHANGE IN NET ASSETS                 1,609,011      1,695,592
NET ASSETS - BEGINNING OF
 PERIOD                                      1,695,592              -
                                         -------------  -------------
NET ASSETS - END OF PERIOD               $   3,304,603  $   1,695,592
                                         =============  =============

(g) For the period from May 3, 2004 to December 31, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                  MetLife                                               Oppenheimer
                                         -------------------------- ------------------------------------------------------------

                                                Oppenheimer                    Capital                    Main Street
                                                   Global                   Appreciation                  Growth and
                                             Equity Portfolio B                 Fund                      Income Fund
                                         -------------------------- ----------------------------  --------------------------
                                            2005 (b)                   2005 (a)         2004                         2004 (e)
                                         -------------              -------------  -------------                  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $      (1,095)             $       1,173  $      (3,754)                 $       1,478
  Net realized gains (losses) from
   security transactions                           260                    (55,486)       (23,560)                       (59,391)
  Change in unrealized appreciation
   (depreciation) of investments                25,843                     42,525         45,349                         55,745
                                         -------------              -------------  -------------                  -------------
    Net increase (decrease) in net
     assets resulting from operations           25,008                    (11,788)        18,035                         (2,168)
                                         -------------              -------------  -------------                  -------------
From capital transactions:
  Net purchase payments                        135,327                          -            150                          1,650
  Net investment division transfers            290,259                   (207,663)        (4,828)                      (394,507)
  Other net transfers                           (3,214)                   (30,861)      (116,194)                          (972)
                                         -------------              -------------  -------------                  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              422,372                   (238,524)      (120,872)                      (393,829)
                                         -------------              -------------  -------------                  -------------
    NET CHANGE IN NET ASSETS                   447,380                   (250,312)      (102,837)                      (395,997)
NET ASSETS - BEGINNING OF
 PERIOD                                              -                    250,312        353,149                        395,997
                                         -------------              -------------  -------------                  -------------
NET ASSETS - END OF PERIOD               $     447,380              $           -  $     250,312                  $           -
                                         =============              =============  =============                  =============

                                         -----------------------


                                                    High
                                                Income Fund
                                         -------------------------
                                                        2004 (e)
                                                     -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                       $      12,724
  Net realized gains (losses) from
   security transactions                                   (37,948)
  Change in unrealized appreciation
   (depreciation) of investments                            28,534
                                                     -------------
    Net increase (decrease) in net
     assets resulting from operations                        3,310
                                                     -------------
From capital transactions:
  Net purchase payments                                          -
  Net investment division transfers                       (251,893)
  Other net transfers                                       (2,562)
                                                     -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                         (254,455)
                                                     -------------
    NET CHANGE IN NET ASSETS                              (251,145)
NET ASSETS - BEGINNING OF
 PERIOD                                                    251,145
                                                     -------------
NET ASSETS - END OF PERIOD                           $           -
                                                     =============

(a) For the period from January 1, 2005 to April 29, 2005
(b) For the period from May 2, 2005 to December 31, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                              Oppenheimer
                                         -----------------------------------------------------


                                                                             Strategic
                                                  Bond Fund                  Bond Fund
                                         --------------------------  -------------------------
                                                         2004 (e)                   2004 (e)
                                                      -------------              -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                        $      39,769              $       6,144
  Net realized gains (losses) from
   security transactions                                    (19,571)                     4,495
  Change in unrealized appreciation
   (depreciation) of investments                            (17,692)                   (10,711)
                                                      -------------              -------------
    Net increase (decrease) in net
     assets resulting from operations                         2,506                        (72)
                                                      -------------              -------------
From capital transactions:
  Net purchase payments                                           -                          -
  Net investment division transfers                        (896,738)                  (132,025)
  Other net transfers                                      (120,712)                    (4,392)
                                                      -------------              -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                        (1,017,450)                  (136,417)
                                                      -------------              -------------
    NET CHANGE IN NET ASSETS                             (1,014,944)                  (136,489)
NET ASSETS - BEGINNING OF
 PERIOD                                                   1,014,944                    136,489
                                                      -------------              -------------
NET ASSETS - END OF PERIOD                            $           -              $           -
                                                      =============              =============

                                                                   Putnam
                                         ----------------------------------------------------------

                                                    Growth                        Growth
                                                      and                           and
                                                  Income Fund                  Income Fund B
                                         ----------------------------  ----------------------------
                                              2005           2004           2005           2004
                                         -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $       4,772  $       4,914  $       1,875  $          (5)
  Net realized gains (losses) from
   security transactions                           807        (28,636)        22,260         20,728
  Change in unrealized appreciation
   (depreciation) of investments                36,555        136,777         12,175         42,454
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations           42,134        113,055         36,310         63,177
                                         -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                              -          1,200         33,347         60,298
  Net investment division transfers             (6,358)      (137,027)       159,454        101,637
  Other net transfers                         (199,682)      (196,832)       (61,977)       (36,644)
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                             (206,040)      (332,659)       130,824        125,291
                                         -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                  (163,906)      (219,604)       167,134        188,468
NET ASSETS - BEGINNING OF
 PERIOD                                      1,201,254      1,420,858        734,738        546,270
                                         -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD               $   1,037,348  $   1,201,254  $     901,872  $     734,738
                                         =============  =============  =============  =============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004


                                         -----------------------------



                                                  Vista Fund
                                         ----------------------------
                                              2005           2004
                                         -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $      (5,871) $      (6,011)
  Net realized gains (losses) from
   security transactions                       (26,336)       (57,033)
  Change in unrealized appreciation
   (depreciation) of investments                75,100        131,814
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations           42,893         68,770
                                         -------------  -------------
From capital transactions:
  Net purchase payments                            500            350
  Net investment division transfers            (16,039)       (12,953)
  Other net transfers                          (68,202)       (71,624)
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              (83,741)       (84,227)
                                         -------------  -------------
    NET CHANGE IN NET ASSETS                   (40,848)       (15,457)
NET ASSETS - BEGINNING OF
 PERIOD                                        450,970        466,427
                                         -------------  -------------
NET ASSETS - END OF PERIOD               $     410,122  $     450,970
                                         =============  =============

                                                                   Putnam
                                         --------------------------------------------------------------------------------------


                                                                                  Equity                        New
                                                 Vista Fund B                  Income Fund B                 Value Fund
                                         ----------------------------  ----------------------------  -------------------------
                                              2005           2004           2005           2004                     2004 (e)
                                         -------------  -------------  -------------  -------------              -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $        (408) $        (432) $      20,878  $      (9,691)             $         584
  Net realized gains (losses) from
   security transactions                         2,681            121         15,872          8,856                     11,173
  Change in unrealized appreciation
   (depreciation) of investments                   337          4,551         79,562        154,616                    (11,384)
                                         -------------  -------------  -------------  -------------              -------------
    Net increase (decrease) in net
     assets resulting from operations            2,610          4,240        116,312        153,781                        373
                                         -------------  -------------  -------------  -------------              -------------
From capital transactions:
  Net purchase payments                              -              -        283,532        488,864                          -
  Net investment division transfers             (9,269)          (419)       913,841        817,056                    (98,779)
  Other net transfers                              (60)           (55)      (147,284)       (19,360)                       (39)
                                         -------------  -------------  -------------  -------------              -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                               (9,329)          (474)     1,050,089      1,286,560                    (98,818)
                                         -------------  -------------  -------------  -------------              -------------
    NET CHANGE IN NET ASSETS                    (6,719)         3,766      1,166,401      1,440,341                    (98,445)
NET ASSETS - BEGINNING OF
 PERIOD                                         29,441         25,675      1,739,213        298,872                     98,445
                                         -------------  -------------  -------------  -------------              -------------
NET ASSETS - END OF PERIOD               $      22,722  $      29,441  $   2,905,614  $   1,739,213              $           -
                                         =============  =============  =============  =============              =============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                              Putnam
                                         ----------------------------------------------------------------------------------------


                                                 New Value                  International                 International
                                                   Fund B                    Growth Fund                  Equity Fund B
                                         -------------------------  ----------------------------  ----------------------------
                                                        2004 (e)       2005 (a)         2004         2005 (a)         2004
                                                     -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                       $         239  $      11,993  $       3,934  $      37,737  $       2,329
  Net realized gains (losses) from
   security transactions                                    12,922        (44,018)       (40,110)       869,145        167,806
  Change in unrealized appreciation
   (depreciation) of investments                           (13,001)         3,692        199,090     (1,018,125)       353,361
                                                     -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations                          160        (28,333)       162,914       (111,243)       523,496
                                                     -------------  -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                                                       120            410              -         68,798
  Net investment division transfers                        (60,021)    (1,027,694)       (25,578)    (3,832,903)      (774,656)
  Other net transfers                                          (55)      (104,409)      (285,973)      (109,796)      (239,778)
                                                     -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                          (60,076)    (1,131,983)      (311,141)    (3,942,699)      (945,636)
                                                     -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                               (59,916)    (1,160,316)      (148,227)    (4,053,942)      (422,140)
NET ASSETS - BEGINNING OF
 PERIOD                                                     59,916      1,160,316      1,308,543      4,053,942      4,476,082
                                                     -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD                           $           -  $           -  $   1,160,316  $           -  $   4,053,942
                                                     =============  =============  =============  =============  =============

                                         ------------------------


                                               International
                                           New Opportunities Fund
                                         -------------------------
                                                        2004 (e)
                                                     -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                       $       1,287
  Net realized gains (losses) from
   security transactions                                   (77,210)
  Change in unrealized appreciation
   (depreciation) of investments                            74,086
                                                     -------------
    Net increase (decrease) in net
     assets resulting from operations                       (1,837)
                                                     -------------
From capital transactions:
  Net purchase payments                                          -
  Net investment division transfers                       (178,777)
  Other net transfers                                      (12,943)
                                                     -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                         (191,720)
                                                     -------------
    NET CHANGE IN NET ASSETS                              (193,557)
NET ASSETS - BEGINNING OF
 PERIOD                                                    193,557
                                                     -------------
NET ASSETS - END OF PERIOD                           $           -
                                                     =============

(a) For the period from January 1, 2005 to April 29, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                   Putnam                                                   Templeton
                                         -------------------------  -----------------------------------------------------------

                                               International                   Growth                        Growth
                                             New Opportunities               Securities                    Securities
                                                   Fund B                       Fund                         Fund B
                                         -------------------------  ----------------------------  ----------------------------
                                                        2004 (e)         2005           2004           2005           2004
                                                     -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                       $         171  $        (156) $        (122) $        (343) $        (213)
  Net realized gains (losses) from
   security transactions                                     6,960            905         (1,056)         8,098          4,633
  Change in unrealized appreciation
   (depreciation) of investments                            (7,591)        17,981         36,552           (752)        13,002
                                                     -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations                         (460)        18,730         35,374          7,003         17,422
                                                     -------------  -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                                        160              -            100              -              -
  Net investment division transfers                        (35,981)          (194)          (172)        (8,019)        (4,301)
  Other net transfers                                           (6)       (28,764)        (9,116)       (29,087)       (29,176)
                                                     -------------  -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                          (35,827)       (28,958)        (9,188)       (37,106)       (33,477)
                                                     -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                               (36,287)       (10,228)        26,186        (30,103)       (16,055)
NET ASSETS - BEGINNING OF
 PERIOD                                                     36,287        273,544        247,358        119,875        135,930
                                                     -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD                           $           -  $     263,316  $     273,544  $      89,772  $     119,875
                                                     =============  =============  =============  =============  =============

                                         -----------------------------

                                                    Foreign
                                                  Securities
                                                     Fund
                                         ----------------------------
                                              2005           2004
                                         -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $        (671) $      (1,866)
  Net realized gains (losses) from
   security transactions                         5,524        (22,706)
  Change in unrealized appreciation
   (depreciation) of investments                57,800        141,718
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations           62,653        117,146
                                         -------------  -------------
From capital transactions:
  Net purchase payments                              -              -
  Net investment division transfers             23,774        (25,845)
  Other net transfers                         (119,279)      (137,847)
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              (95,505)      (163,692)
                                         -------------  -------------
    NET CHANGE IN NET ASSETS                   (32,852)       (46,546)
NET ASSETS - BEGINNING OF
 PERIOD                                        744,248        790,794
                                         -------------  -------------
NET ASSETS - END OF PERIOD               $     711,396  $     744,248
                                         =============  =============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                 Templeton
                            -----------------------------------------------------------------------------------------

                                                                   Developing                    Developing
                                       Foreign                       Markets                       Markets
                                  Securities Fund B              Securities Fund              Securities Fund B
                            ----------------------------  ----------------------------  ----------------------------
                                 2005           2004           2005           2004           2005           2004
                            -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $      (8,994) $      (6,790) $         179  $       1,891  $      (8,109) $       8,215
 Net realized gains
   (losses) from
   security transactions           62,069         16,173         59,645         29,767        225,403         76,809
 Change in unrealized
   appreciation
   (depreciation) of
   investments                    264,440        342,684         34,205         54,718        728,390        538,312
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations              317,515        352,067         94,029         86,376        945,684        623,336
                            -------------  -------------  -------------  -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments            541,874        767,021          1,015             25        432,225        494,649
 Net investment division
   transfers                      481,741        803,926        (52,001)       (20,645)        91,408        184,784
 Other net transfers             (182,554)       (80,101)       (62,961)       (74,296)      (189,781)      (104,182)
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                 841,061      1,490,846       (113,947)       (94,916)       333,852        575,251
                            -------------  -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                     1,158,576      1,842,913        (19,918)        (8,540)     1,279,536      1,198,587
NET ASSETS - BEGINNING
 OF PERIOD                      2,852,072      1,009,159        427,095        435,635      3,429,995      2,231,408
                            -------------  -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                     $   4,010,648  $   2,852,072  $     407,177  $     427,095  $   4,709,531  $   3,429,995
                            =============  =============  =============  =============  =============  =============

                            --------------------------

                                      Global
                                      Income
                                 Securities Fund
                            -------------------------
                                           2004 (e)
                                        -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                               $        (297)
 Net realized gains
   (losses) from
   security transactions                       15,655
 Change in unrealized
   appreciation
   (depreciation) of
   investments                                (16,787)
                                        -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                           (1,429)
                                        -------------
From capital
 transactions:
 Net purchase payments                              -
 Net investment division
   transfers                                  (62,155)
 Other net transfers                             (474)
                                        -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                             (62,629)
                                        -------------
    NET CHANGE IN NET
     ASSETS                                   (64,058)
NET ASSETS - BEGINNING
 OF PERIOD                                     64,058
                                        -------------
NET ASSETS - END OF
 PERIOD                                 $           -
                                        =============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                              Templeton
                                             --------------------------------------------------------------------------------

                                                       Global
                                                       Income                     Franklin                  Franklin
                                                  Securities Fund B            Small-Cap Fund           Small-Cap Fund B
                                             --------------------------  -------------------------  ------------------------
                                                             2004 (e)                   2004 (e)                  2004 (e)
                                                          -------------              -------------             -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                            $         (41)             $      (2,423)            $      (4,050)
  Net realized gains (losses) from security
   transactions                                                   2,228                   (152,468)                  104,907
  Change in unrealized appreciation
   (depreciation) of investments                                 (2,381)                   158,063                  (101,010)
                                                          -------------              -------------             -------------
    Net increase (decrease) in net assets
     resulting from operations                                     (194)                     3,172                      (153)
                                                          -------------              -------------             -------------
From capital transactions:
  Net purchase payments                                               -                      1,160                    65,073
  Net investment division transfers                              (8,948)                  (504,578)                 (824,103)
  Other net transfers                                               (20)                   (22,047)                   (6,608)
                                                          -------------              -------------             -------------
    Net increase (decrease) in net assets
     resulting from capital
     transactions                                                (8,968)                  (525,465)                 (765,638)
                                                          -------------              -------------             -------------
    NET CHANGE IN NET ASSETS                                     (9,162)                  (522,293)                 (765,791)
NET ASSETS - BEGINNING OF
 PERIOD                                                           9,162                    522,293                   765,791
                                                          -------------              -------------             -------------
NET ASSETS - END OF PERIOD                                $           -              $           -             $           -
                                                          =============              =============             =============

                                             --------------------------

                                                       Mutual
                                                       Shares
                                                  Securities Fund
                                             -------------------------
                                                            2004 (e)
                                                         -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                           $      (1,987)
  Net realized gains (losses) from security
   transactions                                                 37,049
  Change in unrealized appreciation
   (depreciation) of investments                               (29,885)
                                                         -------------
    Net increase (decrease) in net assets
     resulting from operations                                   5,177
                                                         -------------
From capital transactions:
  Net purchase payments                                              -
  Net investment division transfers                           (355,192)
  Other net transfers                                          (10,050)
                                                         -------------
    Net increase (decrease) in net assets
     resulting from capital
     transactions                                             (365,242)
                                                         -------------
    NET CHANGE IN NET ASSETS                                  (360,065)
NET ASSETS - BEGINNING OF
 PERIOD                                                        360,065
                                                         -------------
NET ASSETS - END OF PERIOD                               $           -
                                                         =============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                            Templeton
                                         -------------------------------------------------------------------------------

                                                   Mutual                    Franklin                   Franklin
                                                   Shares                   Large-Cap                  Large-Cap
                                             Securities Fund B             Growth Fund               Growth Fund B
                                         -------------------------  -------------------------  -------------------------
                                                        2004 (e)                   2004 (e)                   2004 (e)
                                                     -------------              -------------              -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                       $      (8,383)             $      (2,303)             $      (1,168)
  Net realized gains (losses) from
   security transactions                                   182,622                   (131,861)                    35,054
  Change in unrealized appreciation
   (depreciation) of investments                          (155,156)                   141,408                    (33,658)
                                                     -------------              -------------              -------------
    Net increase (decrease) in net
     assets resulting from operations                       19,083                      7,244                        228
                                                     -------------              -------------              -------------
From capital transactions:
  Net purchase payments                                     27,452                          -                          -
  Net investment division transfers                     (1,619,220)                  (416,424)                  (315,853)
  Other net transfers                                      (12,295)                  (188,348)                    (6,454)
                                                     -------------              -------------              -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                       (1,604,063)                  (604,772)                  (322,307)
                                                     -------------              -------------              -------------
    NET CHANGE IN NET ASSETS                            (1,584,980)                  (597,528)                  (322,079)
NET ASSETS - BEGINNING OF
 PERIOD                                                  1,584,980                    597,528                    322,079
                                                     -------------              -------------              -------------
NET ASSETS - END OF PERIOD                           $           -              $           -              $           -
                                                     =============              =============              =============

                                                   Fidelity
                                         ----------------------------


                                                  Contrafund
                                                   Portfolio
                                         ----------------------------
                                            2005 (a)         2004
                                         -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $         (61) $        (465)
  Net realized gains (losses) from
   security transactions                         5,733            236
  Change in unrealized appreciation
   (depreciation) of investments                (7,191)         6,073
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations           (1,519)         5,844
                                         -------------  -------------
From capital transactions:
  Net purchase payments                            260            520
  Net investment division transfers            (45,839)        (1,198)
  Other net transfers                              (46)           (93)
                                         -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              (45,625)          (771)
                                         -------------  -------------
    NET CHANGE IN NET ASSETS                   (47,144)         5,073
NET ASSETS - BEGINNING OF
 PERIOD                                         47,144         42,071
                                         -------------  -------------
NET ASSETS - END OF PERIOD               $           -  $      47,144
                                         =============  =============

(a) For the period from January 1, 2005 to April 29, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                   Fidelity
                            -----------------------------------------------------------------------------------------

                                                                                                   Growth
                                       Growth                        Growth                     Opportunities
                                      Portfolio                    Portfolio B                    Portfolio
                            ----------------------------  ----------------------------  ----------------------------
                                 2005           2004           2005           2004           2005           2004
                            -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $        (424) $        (717) $     (64,469) $     (28,969) $         (71) $        (125)
 Net realized gains
   (losses) from
   security transactions           (2,117)       (18,414)        32,754         18,832           (580)          (303)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                      4,535         19,018        328,612        147,489          1,642          1,235
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                1,994           (113)       296,897        137,352            991            807
                            -------------  -------------  -------------  -------------  -------------  -------------
From capital
 transactions:
 Net purchase payments                845          1,220      1,058,015      1,038,405              -              -
 Net investment division
   transfers                          661        (17,002)     1,576,696      1,544,018            267            109
 Other net transfers               (5,106)       (19,102)      (200,553)       (32,018)        (1,947)          (702)
                            -------------  -------------  -------------  -------------  -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                  (3,600)       (34,884)     2,434,158      2,550,405         (1,680)          (593)
                            -------------  -------------  -------------  -------------  -------------  -------------
    NET CHANGE IN NET
     ASSETS                        (1,606)       (34,997)     2,731,055      2,687,757           (689)           214
NET ASSETS - BEGINNING
 OF PERIOD                         48,011         83,008      3,689,554      1,001,797         14,424         14,210
                            -------------  -------------  -------------  -------------  -------------  -------------
NET ASSETS - END OF
 PERIOD                     $      46,405  $      48,011  $   6,420,609  $   3,689,554  $      13,735  $      14,424
                            =============  =============  =============  =============  =============  =============

                            -----------------------------
                                       Growth
                                         and
                                       Income
                                      Portfolio
                            ----------------------------
                                 2005           2004
                            -------------  -------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
 Net investment (loss)
   income                   $          26  $        (161)
 Net realized gains
   (losses) from
   security transactions             (236)        (3,110)
 Change in unrealized
   appreciation
   (depreciation) of
   investments                      2,976          4,921
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations                2,766          1,650
                            -------------  -------------
From capital
 transactions:
 Net purchase payments              1,000          1,000
 Net investment division
   transfers                         (405)         1,667
 Other net transfers               (1,578)       (21,324)
                            -------------  -------------
    Net increase
     (decrease) in net
     assets resulting
     from capital
     transactions                    (983)       (18,657)
                            -------------  -------------
    NET CHANGE IN NET
     ASSETS                         1,783        (17,007)
NET ASSETS - BEGINNING
 OF PERIOD                         44,313         61,320
                            -------------  -------------
NET ASSETS - END OF
 PERIOD                     $      46,096  $      44,313
                            =============  =============

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                 Fidelity
                                         -----------------------------------------------------------

                                                    Equity                        Equity
                                                    Income                        Income
                                                   Portfolio                    Portfolio B
                                         ----------------------------  ----------------------------
                                              2005           2004           2005           2004
                                         -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $         350  $          33  $      13,398  $        (636)
  Net realized gains (losses) from
   security transactions                            69           (122)        13,260          1,795
  Change in unrealized appreciation
   (depreciation) of investments                    (7)         1,000         (7,196)        31,402
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from operations              412            911         19,462         32,561
                                         -------------  -------------  -------------  -------------
From capital transactions:
  Net purchase payments                              -              -         63,165         72,558
  Net investment division transfers                (48)         3,614          7,486         63,228
  Other net transfers                           (3,520)        (1,319)       (34,826)        (7,102)
                                         -------------  -------------  -------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                               (3,568)         2,295         35,825        128,684
                                         -------------  -------------  -------------  -------------
    NET CHANGE IN NET ASSETS                    (3,156)         3,206         55,287        161,245
NET ASSETS - BEGINNING OF
 PERIOD                                         11,049          7,843        397,347        236,102
                                         -------------  -------------  -------------  -------------
NET ASSETS - END OF PERIOD               $       7,893  $      11,049  $     452,634  $     397,347
                                         =============  =============  =============  =============

                                                                            American Century
                                         ----------------------------- -------------------------
                                                                                 Income
                                                     High                         and
                                                    Income                       Growth
                                                  Portfolio B                     Fund
                                         ----------------------------  -------------------------
                                            2005 (a)         2004                     2004 (e)
                                         -------------  -------------              -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income           $       6,556  $       3,115              $      57,294
  Net realized gains (losses) from
   security transactions                           212          2,419                    739,505
  Change in unrealized appreciation
   (depreciation) of investments               (10,152)         1,150                   (760,611)
                                         -------------  -------------              -------------
    Net increase (decrease) in net
     assets resulting from operations           (3,384)         6,684                     36,188
                                         -------------  -------------              -------------
From capital transactions:
  Net purchase payments                              -         45,298                     32,332
  Net investment division transfers            (90,277)       (16,727)                (6,354,748)
  Other net transfers                             (624)        (1,966)                  (162,810)
                                         -------------  -------------              -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                              (90,901)        26,605                 (6,485,226)
                                         -------------  -------------              -------------
    NET CHANGE IN NET ASSETS                   (94,285)        33,289                 (6,449,038)
NET ASSETS - BEGINNING OF
 PERIOD                                         94,285         60,996                  6,449,038
                                         -------------  -------------              -------------
NET ASSETS - END OF PERIOD               $           -  $      94,285              $           -
                                         =============  =============              =============

(a) For the period from January 1, 2005 to April 29, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                       Amercian Century
                                      -------------------------------------------------


                                            International                Value
                                                Fund                      Fund
                                      ------------------------  -----------------------
                                                    2004 (e)       2005      2004 (e)
                                                  ------------  ---------- ------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                    $         49             $     22,067
  Net realized gains (losses) from
   security transactions                               (12,733)                 253,704
  Change in unrealized appreciation
   (depreciation) of investments                        13,057                 (225,917)
                                                  ------------             ------------
    Net increase (decrease) in net
     assets resulting from
     operations                                            373                   49,854
                                                  ------------             ------------
From capital transactions:
  Net purchase payments                                      -                      128
  Net investment division transfers                   (104,047)              (1,751,775)
  Other net transfers                                      (11)                 (60,082)
                                                  ------------             ------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                     (104,058)              (1,811,729)
                                                  ------------             ------------
    NET CHANGE IN NET
     ASSETS                                           (103,685)              (1,761,875)
NET ASSETS - BEGINNING OF
 PERIOD                                                103,685                1,761,875
                                                  ------------             ------------
NET ASSETS - END OF PERIOD                        $          -             $          -
                                                  ============             ============

                                                              Dryefus
                                      ------------------------------------------------------


                                              Stock Index                 Stock Index
                                                 Fund                       Fund B
                                      --------------------------  --------------------------
                                        2005 (a)        2004        2005 (a)        2004
                                      ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income        $        (81) $        240  $       (685) $       (765)
  Net realized gains (losses) from
   security transactions                    (9,297)       (3,954)       44,582         9,841
  Change in unrealized appreciation
   (depreciation) of investments             6,713        10,275       (61,960)       23,056
                                      ------------  ------------  ------------  ------------
    Net increase (decrease) in net
     assets resulting from
     operations                             (2,665)        6,561       (18,063)       32,132
                                      ------------  ------------  ------------  ------------
From capital transactions:
  Net purchase payments                          -             -             -             -
  Net investment division transfers        (50,426)      (20,028)     (367,243)      (11,350)
  Other net transfers                      (16,820)       (4,227)       (7,062)      (78,364)
                                      ------------  ------------  ------------  ------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                          (67,246)      (24,255)     (374,305)      (89,714)
                                      ------------  ------------  ------------  ------------
    NET CHANGE IN NET
     ASSETS                                (69,911)      (17,694)     (392,368)      (57,582)
NET ASSETS - BEGINNING OF
 PERIOD                                     69,911        87,605       392,368       449,950
                                      ------------  ------------  ------------  ------------
NET ASSETS - END OF PERIOD            $          -  $     69,911  $          -  $    392,368
                                      ============  ============  ============  ============

(a) For the period from January 1, 2005 to April 29, 2005
(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                                          Dryefus
                                    --------------------------------------------------------------------------------------

                                            Disciplined                  Disciplined                    Capital
                                               Stock                        Stock                     Appreciation
                                             Portfolio                   Portfolio B                   Portfolio
                                    ---------------------------  ---------------------------  ---------------------------
                                                    2004 (e)                     2004 (e)                     2004 (e)
                                                 --------------               --------------               --------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
  Net investment (loss) income                   $          (93)              $         (180)              $         (795)
  Net realized gains (losses) from
   security transactions                                 (4,489)                      (3,535)                      (9,375)
  Change in unrealized
   appreciation (depreciation)
   of investments                                         4,399                        3,030                       10,960
                                                 --------------               --------------               --------------
    Net increase (decrease) in
     net assets resulting from
     operations                                            (183)                        (685)                         790
                                                 --------------               --------------               --------------
From capital transactions:
  Net purchase payments                                       -                            -                            -
  Net investment division
   transfers                                            (16,541)                     (37,013)                    (178,463)
  Other net transfers                                    (4,212)                      (1,430)                      (1,796)
                                                 --------------               --------------               --------------
    Net increase (decrease) in
     net assets resulting from
     capital transactions                               (20,753)                     (38,443)                    (180,259)
                                                 --------------               --------------               --------------
    NET CHANGE IN NET
     ASSETS                                             (20,936)                     (39,128)                    (179,469)
NET ASSETS - BEGINNING OF
 PERIOD                                                  20,936                       39,128                      179,469
                                                 --------------               --------------               --------------
NET ASSETS - END OF
 PERIOD                                          $            -               $            -               $            -
                                                 ==============               ==============               ==============

                                    ----------------------------

                                              Capital
                                            Appreciation
                                            Portfolio B
                                    ---------------------------
                                                    2004 (e)
                                                 --------------
INCREASE (DECREASE) IN
 NET ASSETS
From operations:
  Net investment (loss) income                   $       (9,488)
  Net realized gains (losses) from
   security transactions                                139,468
  Change in unrealized
   appreciation (depreciation)
   of investments                                      (122,130)
                                                 --------------
    Net increase (decrease) in
     net assets resulting from
     operations                                           7,850
                                                 --------------
From capital transactions:
  Net purchase payments                                   1,284
  Net investment division
   transfers                                         (1,841,594)
  Other net transfers                                   (17,521)
                                                 --------------
    Net increase (decrease) in
     net assets resulting from
     capital transactions                            (1,857,831)
                                                 --------------
    NET CHANGE IN NET
     ASSETS                                          (1,849,981)
NET ASSETS - BEGINNING OF
 PERIOD                                               1,849,981
                                                 --------------
NET ASSETS - END OF
 PERIOD                                          $            -
                                                 ==============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                           INVESCO
                                      ------------------------------------------------


                                              Dynamics                High Yield
                                                Fund                     Fund
                                      -----------------------  -----------------------
                                                   2004 (e)                 2004 (e)
                                                 ------------             ------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                   $    (12,613)            $     23,264
  Net realized gains (losses) from
   security transactions                              247,266                  (45,347)
  Change in unrealized appreciation
   (depreciation) of investments                     (208,242)                  24,906
                                                 ------------             ------------
    Net increase (decrease) in net
     assets resulting from
     operations                                        26,411                    2,823
                                                 ------------             ------------
From capital transactions:
  Net purchase payments                                13,462                        -
  Net investment division transfers                (2,469,991)                (213,832)
  Other net transfers                                 (72,848)                  (1,600)
                                                 ------------             ------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                  (2,529,377)                (215,432)
                                                 ------------             ------------
    NET CHANGE IN NET
     ASSETS                                        (2,502,966)                (212,609)
NET ASSETS - BEGINNING OF
 PERIOD                                             2,502,966                  212,609
                                                 ------------             ------------
NET ASSETS - END OF PERIOD                       $          -             $          -
                                                 ============             ============

                                                               PIMCO
                                      ------------------------------------------------------


                                              High Yield                 Low Duration
                                               Portfolio                   Portfolio
                                      --------------------------  --------------------------
                                          2005          2004          2005          2004
                                      ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income        $     33,504  $     33,440  $      9,413  $        501
  Net realized gains (losses) from
   security transactions                    27,040        10,037          (216)        3,897
  Change in unrealized appreciation
   (depreciation) of investments           (36,844)        9,188       (11,694)       (2,070)
                                      ------------  ------------  ------------  ------------
    Net increase (decrease) in net
     assets resulting from
     operations                             23,700        52,665        (2,497)        2,328
                                      ------------  ------------  ------------  ------------
From capital transactions:
  Net purchase payments                    208,265        61,921             -        80,000
  Net investment division transfers        (44,612)       34,543         2,297       (34,066)
  Other net transfers                      (35,849)      (19,026)       (8,047)      (18,256)
                                      ------------  ------------  ------------  ------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                          127,804        77,438        (5,750)       27,678
                                      ------------  ------------  ------------  ------------
    NET CHANGE IN NET
     ASSETS                                151,504       130,103        (8,247)       30,006
NET ASSETS - BEGINNING OF
 PERIOD                                    701,845       571,742       561,394       531,388
                                      ------------  ------------  ------------  ------------
NET ASSETS - END OF PERIOD            $    853,349  $    701,845  $    553,147  $    561,394
                                      ============  ============  ============  ============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Statement of Changes in Net Assets
For the Years Ended December 31, 2005 and 2004

                                                                 PIMCO
                                      -----------------------------------------------------------
                                               StocksPLUS
                                               Growth and                    Total Return
                                            Income Portfolio                  Portfolio
                                      ----------------------------  -----------------------------
                                           2005           2004           2005            2004
                                      -------------  -------------  --------------  -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income        $       2,022  $         699  $      102,191  $      56,762
  Net realized gains (losses) from
   security transactions                      5,917          1,727          23,878         22,788
  Change in unrealized appreciation
   (depreciation) of investments             (3,954)        18,440         (96,576)        24,069
                                      -------------  -------------  --------------  -------------
    Net increase (decrease) in net
     assets resulting from
     operations                               3,985         20,866          29,493        103,619
                                      -------------  -------------  --------------  -------------
From capital transactions:
  Net purchase payments                           -         21,390             190          5,442
  Net investment division transfers         (23,037)        (2,482)        (50,196)       260,022
  Other net transfers                        (1,552)        (1,653)       (257,503)      (286,917)
                                      -------------  -------------  --------------  -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                           (24,589)        17,255        (307,509)       (21,453)
                                      -------------  -------------  --------------  -------------
    NET CHANGE IN NET
     ASSETS                                 (20,604)        38,121        (278,016)        82,166
NET ASSETS - BEGINNING OF
 PERIOD                                     246,236        208,115       3,142,807      3,060,641
                                      -------------  -------------  --------------  -------------
NET ASSETS - END OF PERIOD            $     225,632  $     246,236  $    2,864,791  $   3,142,807
                                      =============  =============  ==============  =============

                                                            Scudder I
                                      ----------------------------------------------------

                                            International              International
                                              Portfolio                 Portfolio B
                                      -------------------------  -------------------------
                                                     2004 (e)                   2004 (e)
                                                  -------------              -------------
INCREASE (DECREASE) IN NET
 ASSETS
From operations:
  Net investment (loss) income                    $         796              $       4,531
  Net realized gains (losses) from
   security transactions                                (30,673)                   105,798
  Change in unrealized appreciation
   (depreciation) of investments                         31,085                    (99,635)
                                                  -------------              -------------
    Net increase (decrease) in net
     assets resulting from
     operations                                           1,208                     10,694
                                                  -------------              -------------
From capital transactions:
  Net purchase payments                                       -                        642
  Net investment division transfers                     (96,535)                  (895,318)
  Other net transfers                                    (1,000)                   (12,154)
                                                  -------------              -------------
    Net increase (decrease) in net
     assets resulting from capital
     transactions                                       (97,535)                  (906,830)
                                                  -------------              -------------
    NET CHANGE IN NET
     ASSETS                                             (96,327)                  (896,136)
NET ASSETS - BEGINNING OF
 PERIOD                                                  96,327                    896,136
                                                  -------------              -------------
NET ASSETS - END OF PERIOD                        $           -              $           -
                                                  =============              =============

(e) For the period from January 1, 2004 to April 30, 2004

See accompanying notes to financial statements

                                                                    (Concluded)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements


(1) ORGANIZATION
   MetLife Investors Variable Annuity Account Five (the Separate Account), a unit investment trust registered under the Investment Company Act of 1940, as amended, was established by MetLife Investors Insurance Company of California (MLIOC) and exists in accordance with the regulations of the California Department of Insurance. MLIOC is an indirect wholly owned subsidiary of MetLife, Inc. The Separate Account is a funding vehicle for variable annuity contracts issued by MLIOC.

   The Separate Account is divided into sub-accounts with the assets of each sub-account invested in corresponding portfolios of ten investment companies which are diversified, open-end, management investment companies registered under the Investment Company Act of 1940, as amended. The sub-accounts available for investment vary between variable annuity contracts offered for sale by MLIOC.

   Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from MLIOC's other assets and liabilities. The portion of the Separate Account's assets applicable to the variable contracts is not chargeable with liabilities arising out of any other business MLIOC may conduct.

   The following sub-accounts were available for sale as of December 31, 2005:

                    Met Investors Series Trust (Met
                    Investors):
                      Lord Abbett Growth and Income
                       Portfolio
                      Lord Abbett Growth and Income
                       Portfolio B
                      Lord Abbett Bond Debenture Portfolio
                      Lord Abbett Bond Debenture
                       Portfolio B
                      Lord Abbett Growth Opportunity
                       Portfolio
                      Lord Abbett Growth Opportunity
                       Portfolio B
                      Lord Abbett Mid-Cap Value Portfolio
                      Lord Abbett Mid-Cap Value Portfolio
                       B
                      Lord Abbett America's Value
                       Portfolio B
                      Met/Putnam Capital Opportunities
                       Portfolio
                      Met/Putnam Capital Opportunities
                       Portfolio B
                      Oppenheimer Capital Appreciation
                       Portfolio
                      Oppenheimer Capital Appreciation
                       Portfolio B
                      PIMCO Inflation Protected Bond
                       Portfolio B
                      Janus Aggressive Growth Portfolio
                      Janus Aggressive Growth Portfolio B
                      PIMCO Total Return Bond Portfolio
                      PIMCO Total Return Bond Portfolio B
                      RCM Global Technology Portfolio B
                      T. Rowe Price Mid-Cap Growth
                       Portfolio
                      T. Rowe Price Mid-Cap Growth
                       Portfolio B
                      MFS Research International Portfolio
                      MFS Research International
                       Portfolio B
                      AIM Small-Cap Growth Portfolio B
                      Lazard Mid-Cap Portfolio B
                      Harris Oakmark International
                       Portfolio B
                      Met/AIM Small-Cap Growth Portfolio
                      Third Avenue Small-Cap Value
                       Portfolio
                      Third Avenue Small-Cap Value
                       Portfolio B
                      Neuberger Berman Real Estate
                       Portfolio
                      Neuberger Berman Real Estate
                       Portfolio B
                     Met Investors Series Trust (Met
                       Investors) (continued):
                       Turner Mid-Cap Growth Portfolio B
                       Goldman Sachs Mid-Cap Value
                        Portfolio B
                       Defensive Strategy Fund of Fund B
                       Moderate Strategy Fund of Fund B
                       Balanced Strategy Fund of Fund B
                       Growth Strategy Fund of Fund B
                       Aggressive Strategy Fund of Fund B
                       Van Kampen Comstock Portfolio B
                       Cyclical Growth ETF Portfolio B
                       Cyclical Growth and Income ETF
                        Portfolio B
                       Legg Mason Value Equity Portfolio B
                     Russell Insurance Funds (Russell):
                       Multi-Style Equity Fund
                       Aggressive Equity Fund
                       Non-U.S. Fund
                       Core Bond Fund
                       Real Estate Securities Fund
                     AIM Variable Insurance Funds, Inc.
                       (AIM):
                       Capital Appreciation Fund
                       Capital Appreciation Fund B
                       International Growth Fund
                       International Growth Fund B
                     Scudder II Variable Series (Scudder
                       II):
                       Small-Cap Growth Portfolio
                       Government Securities Portfolio
                     MFS Variable Insurance Trust (MFS):
                       Investors Trust Series B
                     Metropolitan Series Funds,
                       Inc.(MetLife):
                       Davis Venture Value A
                       Davis Venture Value E
                       Harris Oakmark Focused Value B

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(1) ORGANIZATION, CONTINUED

                     Metropolitan Series Funds, Inc.
                       (MetLife) (continued):
                       Jennison Growth Portfolio B
                       MFS Investors Trust Series B
                       MFS Total Return Series A
                       MFS Total Return Series B
                       Capital Guardian U.S. Equity Series
                        A
                       Capital Guardian U.S. Equity Series
                        B
                       Putnam International Stock
                        Portfolio B
                       BlackRock Money Market Portfolio
                       BlackRock Money Market Portfolio B
                       Stock Index Portfolio
                       Stock Index Portfolio B
                       BlackRock Bond Income Portfolio
                       BlackRock Bond Income Portfolio B
                       BlackRock Strategic Value Portfolio
                        B
                       Franklin Templeton Small-Cap Growth
                        Portfolio B
                       Salomon Brothers Strategic Bond
                        Portfolio
                       Salomon Brothers Strategic Bond
                        Portfolio B
                       Salomon Bros U.S. Government
                        Portfolio B
                       T. Rowe Price Small-Cap Portfolio
                       T. Rowe Price Small-Cap Portfolio B
                       T. Rowe Price Large-Cap Portfolio
                       T. Rowe Price Large-Cap Portfolio B
                       Oppenheimer Global Equity Portfolio
                        B
                    Putnam Variable Trust (Putnam):
                      Growth and Income Fund
                      Growth and Income Fund B
                      Vista Fund
                      Vista Fund B
                      Equity Income Fund B
                    Franklin Templeton Variable Insurance
                      Products Trust (Templeton):
                      Growth Securities Fund
                      Growth Securities Fund B
                      Foreign Securities Fund
                      Foreign Securities Fund B
                      Developing Markets Securities Fund
                      Developing Markets Securities Fund B
                    Variable Insurance Products Fund,
                      Fund II and Fund III (Fidelity):
                      Growth Portfolio
                      Growth Portfolio B
                      Growth Opportunities Portfolio
                      Growth and Income Portfolio
                      Equity Income Portfolio
                      Equity Income Portfolio B
                    PIMCO Variable Insurance Trust
                      (PIMCO):
                      High Yield Portfolio
                      Low Duration Portfolio
                      StocksPLUS Growth and Income
                       Portfolio
                      Total Return Portfolio

The following sub-accounts changed names during the year ended December 31, 2005:
 Met Investors - Met/AIM Mid-Cap Core Portfolio B to Lazard Mid-Cap Portfolio B
 Met Investors - PIMCO PEA Innovation Portfolio B to RCM Global Technology Portfolio B
 MetLife Series - SSR Money Market Portfolio to BlackRock Money Market Portfolio
 MetLife Series - SSR Bond Income Portfolio to BlackRock Bond Income Portfolio
 MetLife Series - SSR Bond Income Portfolio B to BlackRock Bond Income Portfolio B
 MetLife Series - SSR Aurora Portfolio B to BlackRock Strategic Value Portfolio B

The following sub-accounts ceased operations during the years ended December 31, 2005 and December 31, 2004:

       Year Ended December 31, 2005:                 Date Ceased Operations
       -----------------------------                 ----------------------
        Met Investors Money Market Portfolio B           April 29, 2005
        AIM Premier Equity Fund                          April 29, 2005
        Alliance Bernstein Real Estate Portfolio         April 29, 2005
        Alliance Bernstein Real Estate Portfolio B       April 29, 2005
        Scudder II Dreman Small-Cap Value Portfolio      April 29, 2005
        MFS High Income Series                           April 29, 2005
        MFS High Income Series B                         April 29, 2005
        MFS Investors Trust Series                       April 29, 2005

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(1) ORGANIZATION, CONTINUED

     Year Ended December 31, 2005:                    Date Ceased Operations
     -----------------------------                    ----------------------
      MFS New Discovery Series                            April 29, 2005
      MFS New Discovery Series B                          April 29, 2005
      MetLife Met/Putnam Voyager Portfolio B              April 29, 2005
      Oppenheimer Capital Appreciation Fund               April 29, 2005
      Putnam International Growth Fund                    April 29, 2005
      Putnam International Equity Fund B                  April 29, 2005
      Fidelity Contrafund Portfolio                       April 29, 2005
      Fidelity High Income Portfolio B                    April 29, 2005
      Dreyfus Stock Index Fund                            April 29, 2005
      Dreyfus Stock Index Fund B                          April 29, 2005

     Year Ended December 31, 2004:                    Date Ceased Operations
     -----------------------------                    ----------------------
      AIM Premier Equity Fund B                           April 30, 2004
      Alliance Premier Growth Portfolio                   April 30, 2004
      Alliance Premier Growth Portfolio B                 April 30, 2004
      Alliance Bernstein Small-Cap Portfolio B            April 30, 2004
      Alliance Bernstein Value Portfolio B                April 30, 2004
      Liberty Newport Tiger Fund, Variable Series         April 30, 2004
      Goldman Sachs Growth and Income Fund                April 30, 2004
      Goldman Sachs International Equity Fund             April 30, 2004
      Scudder II Dreman High Return Equity Portfolio      April 30, 2004
      MFS Bond Series                                     April 30, 2004
      MFS Research Series                                 April 30, 2004
      MFS Research Series B                               April 30, 2004
      MFS Emerging Growth Series                          April 30, 2004
      MFS Emerging Growth Series B                        April 30, 2004
      MFS Strategic Income Series                         April 30, 2004
      MFS Strategic Income Series B                       April 30, 2004
      MetLife MFS Research Managers B                     April 30, 2004
      Oppenheimer Main Street Growth and Income Fund      April 30, 2004
      Oppenheimer High Income Fund                        April 30, 2004
      Oppenheimer Bond Fund                               April 30, 2004
      Oppenheimer Strategic Bond Fund                     April 30, 2004
      Putnam New Value Fund                               April 30, 2004
      Putnam New Value Fund B                             April 30, 2004
      Putnam International New Opportunities Fund         April 30, 2004
      Putnam International New Opportunities Fund B       April 30, 2004
      Templeton Global Income Securities Fund             April 30, 2004
      Templeton Global Income Securities Fund B           April 30, 2004
      Templeton Franklin Small-Cap Fund                   April 30, 2004
      Templeton Franklin Small-Cap Fund B                 April 30, 2004
      Templeton Mutual Shares Securities Fund             April 30, 2004
      Templeton Mutual Shares Securities Fund B           April 30, 2004

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(1) ORGANIZATION, CONTINUED

       Year Ended December 31, 2004:                Date Ceased Operations
       -----------------------------                ----------------------
        Templeton Franklin Large-Cap Growth Fund      April 30, 2004
        Templeton Franklin Large-Cap Growth Fund B    April 30, 2004
        American Century Income and Growth Fund       April 30, 2004
        American Century International Fund           April 30, 2004
        American Century Value Fund                   April 30, 2004
        Dreyfus Disciplined Stock Portfolio           April 30, 2004
        Dreyfus Disciplined Stock Portfolio B         April 30, 2004
        Dreyfus Capital Appreciation Portfolio        April 30, 2004
        Dreyfus Capital Appreciation Portfolio B      April 30, 2004
        INVESCO Dynamics Fund                         April 30, 2004
        INVESCO High Yield Fund                       April 30, 2004
        Scudder I International Portfolio             April 30, 2004
        Scudder I International Portfolio B           April 30, 2004
        JP Morgan Quality Bond Portfolio              November 19, 2004
        JP Morgan Quality Bond Portfolio B            November 19, 2004
        JP Morgan Select Equity Portfolio             November 19, 2004
        JP Morgan Select Equity Portfolio B           November 19, 2004
        Met/Putnam Research Portfolio B               November 19, 2004

The following sub-accounts began operations during the years ended December 31, 2005 and 2004:

  Period Ended December 30, 2005:                            Date Began Operations
  -------------------------------                            ---------------------
   Met Investors Met/AIM Small-Cap Growth Portfolio           May 2, 2005
   Met Investors Third Avenue Small-Cap Value Portfolio       May 2, 2005
   Met Investors Neuberger Berman Real Estate Portfolio       May 2, 2005
   Met Investors Van Kampen Comstock Portfolio B              May 2, 2005
   MetLife BlackRock Money Market Portfolio B                 May 2, 2005
   MetLife Stock Index Portfolio                              May 2, 2005
   MetLife Salomon Brothers U.S. Government Portfolio B       May 2, 2005
   MetLife Oppenheimer Global Equity Portfolio B              May 2, 2005
   Met Investors Cyclical Growth and Income ETF Portfolio B   September 30, 2005
   Met Investors Cyclical Growth ETF Portfolio B              September 30, 2005
   Met Investors Legg Mason Value Equity Portfolio B          November 7, 2005

  Year Ended December 31, 2004:                              Date Began Operations
  -----------------------------                              ---------------------
   Met Investors Janus Aggressive Growth Portfolio            May 3, 2004
   Met Investors Goldman Sachs Mid-Cap Value Portfolio B      May 3, 2004
   Met Investors Neuberger Berman Real Estate Portfolio B     May 3, 2004
   Met Investors Oppenheimer Capital Appreciation Portfolio   May 3, 2004
   Met Investors PIMCO Total Return Bond Portfolio            May 3, 2004
   Met Investors T. Rowe Price Mid-Cap Growth Portfolio       May 3, 2004
   Met Investors Turner Mid-Cap Growth Portfolio B            May 3, 2004
   Met Investors Defensive Strategy Fund of Fund B            November 22, 2004
   Met Investors Moderate Strategy Fund of Fund B             November 22, 2004

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(1) ORGANIZATION, CONTINUED

  Year Ended December 31, 2004:                             Date Began Operations
  -----------------------------                             ---------------------
   Met Investors Balanced Strategy Fund of Fund B             November 22, 2004
   Met Investors Growth Strategy Fund of Fund B               November 22, 2004
   MetLife Franklin Templeton Small-Cap Growth Portfolio B    May 3, 2004
   MetLife Salomon Brothers Strategic Bond Portfolio          May 3, 2004
   MetLife Salomon Brothers Strategic Bond Portfolio B        May 3, 2004
   MetLife SSR Aurora Portfolio B                             May 3, 2004
   MetLife SSR Bond Income Portfolio                          May 3, 2004
   MetLife T. Rowe Price Large-Cap Portfolio                  May 3, 2004
   MetLife T. Rowe Price Large-Cap Portfolio B                May 3, 2004
   MetLife T. Rowe Price Small-Cap Portfolio                  May 3, 2004
   MetLife T. Rowe Price Small-Cap Portfolio B                May 3, 2004
   Met Investors Aggressive Strategy Fund of Fund B           November 22, 2004
   MetLife SSR Bond Income Portfolio B                        November 22, 2004

(2) SIGNIFICANT ACCOUNTING POLICIES

  (A) INVESTMENT VALUATION
      Investments made in the portfolios of the investment companies are valued at the reported net asset value of such portfolios. These investment companies value their investment securities at fair value. Realized gains and losses on the sale of portfolio shares owned by the sub-accounts are computed on the basis of the identified cost of the portfolio shares sold. Income from dividends and gains from realized capital gain distributions are recorded on the ex-distribution date.

  (B) REINVESTMENT OF DISTRIBUTIONS
      Dividends and gains from realized gain distributions are reinvested in additional shares of the portfolio.

  (C) FEDERAL INCOME TAXES
      The operations of the Separate Account are included in the federal income tax return of MLIOC which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code (IRC). Under current IRC provisions, MLIOC believes it will be treated as the owner of the Separate Account assets for federal income tax purposes and does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited to the variable annuity contracts. Based on this, no charge has been made to the Separate Account for federal income taxes. A charge may be made in future years for federal income taxes that would be attributable to the variable annuity contracts.

  (D) ANNUITY RESERVES
      Annuity reserves are computed for contracts in the payout stage according to the 1983a Mortality Table. The assumed investment return is 3%. The mortality risk is borne by MLIOC and may result in additional transfers to the Separate Account. Conversely, if reserves exceed amounts required, transfers may be made from the Separate Account to MLIOC.

  (E) ESTIMATES
      The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

  (F) RECLASSIFICATIONS
      Certain amounts in prior years' financial statements have been reclassified to conform to the current year presentation.

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements


(3) SEPARATE ACCOUNT EXPENSES
   For variable annuity contracts, MLIOC deducts a daily charge from the net assets of the Separate Account sub-accounts that ranges from an annual rate of 0.75% to an annual rate of 2.35%. This charge varies according to the product specifications. The mortality risks assumed by MLIOC arise from its contractual obligation to make annuity payments after the annuity date for the life of the annuitant and to waive the withdrawal charge in the event of the death of the contract owner. The administrative fees cover the cost of establishing and maintaining the variable annuity contracts and the Separate Account.

(4) CONTRACT FEES
   For variable annuity contracts with a contingent deferred sales charge, there is no deduction from purchase payments for sales fees at the time a variable annuity contract is purchased. However, if all or a portion of the contract value is withdrawn, MLIOC deducts a withdrawal charge from the contract value or payment to the contract owner. The withdrawal charge is imposed on withdrawals of contract values attributable to purchase payments within a certain number of years after receipt and is equal to a flat percentage of the purchase payment withdrawn on a declining scale, depending on the product. For certain contracts, after the first contract anniversary, provided the contract value exceeds $5,000, the contract owner may make one withdrawal each contract year of up to 10% of the aggregate purchase payments (on deposit for more than one year) without incurring a withdrawal charge. For certain other contracts, after the first contract anniversary, the contract owner may withdrawal up to 10% of the aggregate purchase payments each contract year, without incurring a surrender fee. During the first contract year, MLIOC currently does not assess the surrender fee on amounts withdrawn under the systematic withdrawal program. During the period ended December 31, 2005, MLIOC deducted withdrawal charges of $444,590.44 from the Separate Account.

   For variable annuity contracts with a sales charge, MLIOC deducts a sales charge from the gross purchase payment before the payment is allocated to the Separate Account and / or a fixed account. The following table reflects the amount of the sales charge depending on the contract owner's investment at the time of the payment.

                 Owner's                Sales Charge as a % of
                 Investment             Gross Purchase Payment
                 ----------             ----------------------
                 less than $50,000              5.75%
                 $50,000 - $99,999.99           4.50%
                 $100,000 - $249,999.99         3.50%
                 $250,000 - $499,999.99         2.50%
                 $500,000 - $999,999.99         2.00%
                 $1,000,000 or more             1.00%

   During the accumulation phase, MLIOC imposes an annual contract maintenance fee of $30 on variable annuity contracts with account values less than $50,000 on the contract anniversary. This fee covers the cost of contract administration for the previous year and is deducted pro rata from the Separate Account sub-accounts (and for some contracts, the fixed account as well) for which account value is allocated. The charge is taken from account value on a full withdrawal or on the annuity date if such annuity date is other than the contract anniversary date. During the income phase, the charge is collected from each annuity payment, regardless of contract size. Subject to certain restrictions, the contract owner may transfer all or a portion of the accumulated value of the contract among the available sub-accounts and the fixed rate account. After 12 transfers are made in a contract year, MLIOC may deduct a transfer fee of $25 per additional transfer or, for certain contracts if less, 2% of the amount transferred, from the account value. Transfers made in a dollar cost averaging program are not subject to the transfer fee. During the period ended December 31, 2005, MLIOC deducted contract maintenance and transfer fees of $1,519,286.22 from the Separate Account.

   Currently, MLIOC advances any premium taxes due at the time purchase payments are made and deducts premium taxes at the time annuity payments begin. MLIOC reserves the right to deduct premium taxes when incurred.

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements


(5) PURCHASES AND SALES OF INVESTMENTS
   The cost of purchases and proceeds from the sale of investments for the period ended December 31, 2005 were as follows:

                                                              Purchases     Sales
                                                             ----------- ------------
Met Investors Lord Abbett Growth and Income Portfolio        $ 2,031,683 $ 12,530,362
Met Investors Lord Abbett Growth and Income Portfolio B        5,419,967    5,988,746
Met Investors Lord Abbett Bond Debenture Portfolio               764,741    2,386,574
Met Investors Lord Abbett Bond Debenture Portfolio B           7,972,155    6,897,357
Met Investors Lord Abbett Growth Opportunity Portfolio           126,130      291,570
Met Investors Lord Abbett Growth Opportunity Portfolio B         779,404      146,188
Met Investors Lord Abbett Mid-Cap Value Portfolio                572,542    1,278,372
Met Investors Lord Abbett Mid-Cap Value Portfolio B            4,535,206      817,161
Met Investors Lord Abbett America's Value Portfolio B          3,259,242      270,061
Met Investors Met/Putnam Capital Opportunities Portfolio         127,104    1,392,080
Met Investors Met/Putnam Capital Opportunities Portfolio B        55,472       20,918
Met Investors Oppenheimer Capital Appreciation Portfolio       1,340,901      383,192
Met Investors Oppenheimer Capital Appreciation Portfolio B     1,369,679    5,414,443
Met Investors PIMCO Inflation Protected Bond Portfolio B       3,078,874    5,010,827
Met Investors Janus Aggressive Growth Portfolio                    6,810      432,635
Met Investors Janus Aggressive Growth Portfolio B                612,934    3,473,096
Met Investors PIMCO Total Return Bond Portfolio                  329,139    1,053,069
Met Investors PIMCO Total Return Bond Portfolio B              4,201,272    5,369,958
(a) Met Investors Money Market Portfolio B                     4,666,046   13,983,071
Met Investors RCM Global Technology Portfolio B                  107,431      554,595
Met Investors T. Rowe Price Mid-Cap Growth Portfolio              59,082      468,983
Met Investors T. Rowe Price Mid-Cap Growth Portfolio B         1,979,219    1,848,640
Met Investors MFS Research International Portfolio             1,463,062    1,516,818
Met Investors MFS Research International Portfolio B           6,311,270    3,541,186
Met Investors AIM Small-Cap Growth Portfolio B                 4,969,935    2,525,337
Met Investors Lazard Mid-Cap Portfolio B                         744,224    1,209,404
Met Investors Harris Oakmark International Portfolio B         2,099,472    2,853,238
(b) Met Investors Met/AIM Small-Cap Growth Portfolio             326,158       68,351
(b) Met Investors Third Avenue Small-Cap Value Portfolio         389,863       22,489
Met Investors Third Avenue Small-Cap Value Portfolio B         1,802,199    2,914,450
(b) Met Investors Neuberger Berman Real Estate Portfolio         853,201      150,452
Met Investors Neuberger Berman Real Estate Portfolio B         5,812,135    1,602,972
Met Investors Turner Mid-Cap Growth Portfolio B                  189,276      693,146
Met Investors Goldman Sachs Mid-Cap Value Portfolio B          1,086,025      958,394
Met Investors Defensive Strategy Fund of Fund B                3,775,701    2,047,238
Met Investors Moderate Strategy Fund of Fund B                22,783,754    3,280,508
Met Investors Balanced Strategy Fund of Fund B                52,092,383    3,252,123
Met Investors Growth Strategy Fund of Fund B                  39,362,161    4,903,480
Met Investors Aggressive Strategy Fund of Fund B               3,133,609      789,504
(b) Met Investors Van Kampen Comstock Portfolio B              3,171,099       48,838
(c) Met Investors Cyclical Growth ETF Portfolio B                 40,821           28
(c) Met Investors Cyclical Growth and Income ETF Portfolio B      67,613           12
Russell Multi-Style Equity Fund                                  108,554      786,658
Russell Aggressive Equity Fund                                    71,152      286,549
Russell Non-U.S. Fund                                             53,625      461,352

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements


(5) PURCHASES AND SALES OF INVESTMENTS
   The cost of purchases and proceeds from the sale of investments for the period ended December 31, 2005 were as follows, continued:

                                                          Purchases    Sales
                                                          ---------- ---------
 Russell Core Bond Fund                                      227,421   562,681
 Russell Real Estate Securities Fund                          55,597   135,484
 (a) AIM Premier Equity Fund                                     465    98,227
 AIM Capital Appreciation Fund                                11,777   408,318
 AIM Capital Appreciation Fund B                              17,176    32,900
 AIM International Growth Fund                                32,729    83,126
 AIM International Growth Fund B                             826,646    46,550
 (a) Alliance Bernstein Real Estate Portfolio                 18,927   864,647
 (a) Alliance Bernstein Real Estate Portfolio B              124,781 5,122,033
 Scudder II Small-Cap Growth Portfolio                         1,619    30,073
 (a) Scudder II Dreman Small-Cap Value Portfolio              39,387   409,476
 Scudder II Government Securities Portfolio                   24,993   148,007
 (a) MFS High Income Series                                   38,243   334,379
 (a) MFS High Income Series B                                425,859 4,371,637
 (a) MFS Investors Trust Series                                8,202 1,298,291
 MFS Investors Trust Series B                                 12,462   265,144
 (a) MFS New Discovery Series                                 21,285   326,505
 (a) MFS New Discovery Series B                              144,224 4,706,930
 MetLife Davis Venture Value A                                36,946    38,871
 MetLife Davis Venture Value E                             5,999,344 4,683,014
 MetLife Harris Oakmark Focused Value B                    1,146,902 2,951,597
 MetLife Jennison Growth Portfolio B                       2,487,549 2,637,717
 MetLife MFS Investors Trust Series B                         89,226 1,047,795
 MetLife MFS Total Return Series A                           240,128    62,714
 MetLife MFS Total Return Series B                         1,825,251   273,945
 MetLife Capital Guardian U.S. Equity Series A               109,832 2,674,475
 MetLife Capital Guardian U.S. Equity Series B             2,160,261   397,609
 (a) MetLife Met/Putnam Voyager Portfolio B                  221,483   827,234
 MetLife Putnam International Stock Portfolio B               74,015   431,691
 MetLife BlackRock Money Market Portfolio                    590,209   758,599
 (b) MetLife BlackRock Money Market Portfolio B           18,278,086 8,443,304
 (b) MetLife Stock Index Portfolio                            55,747       520
 MetLife Stock Index Portfolio B                           1,869,477 1,987,818
 MetLife BlackRock Bond Income Portfolio                     104,625   106,179
 MetLife BlackRock Bond Income Portfolio B                 1,292,913   317,004
 MetLife BlackRock Strategic Value Portfolio B               294,137   109,228
 MetLife Franklin Templeton Small-Cap Growth Portfolio B   1,617,156   125,995
 MetLife Salomon Brothers Strategic Bond Portfolio            12,229    75,950
 MetLife Salomon Brothers Strategic Bond Portfolio B         199,201   131,497
 (b) MetLife Salomon Brothers U.S. Government Portfolio B     32,883       157
 MetLife T. Rowe Price Small-Cap Portfolio                    53,771    60,588
 MetLife T. Rowe Price Small-Cap Portfolio B                   9,645   188,440
 MetLife T. Rowe Price Large-Cap Portfolio                   107,294   182,367
 MetLife T. Rowe Price Large-Cap Portfolio B               1,609,387   208,319
 (b) MetLife Oppenheimer Global Equity Portfolio B           423,148     1,872

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements


(5) PURCHASES AND SALES OF INVESTMENTS
   The cost of purchases and proceeds from the sale of investments for the period ended December 31, 2005 were as follows, continued:

                                                    Purchases      Sales
                                                   ------------ ------------
    (a) Oppenheimer Capital Appreciation Fund             2,793      240,180
    Putnam Growth and Income Fund                        45,359      246,626
    Putnam Growth and Income Fund B                     250,522      118,016
    Putnam Vista Fund                                     8,379       98,008
    Putnam Vista Fund B                                       -        9,797
    (a) Putnam International Growth Fund                 16,803    1,136,792
    (a) Putnam International Equity B                    58,708    3,963,693
    Putnam Equity Income Fund B                       1,164,022       93,366
    Templeton Growth Securities Fund                      3,225       32,401
    Templeton Growth Securities Fund B                    1,208       38,758
    Templeton Foreign Securities Fund                    71,058      167,272
    Templeton Foreign Securities Fund B               1,086,538      254,766
    Templeton Developing Markets Securities Fund         30,286      144,055
    Templeton Developing Markets Securities Fund B      807,640      481,985
    Fidelity Growth Portfolio                             2,146        6,187
    Fidelity Growth Portfolio B                       2,655,860      286,313
    Fidelity Growth Opportunities Portfolio                 383        2,151
    (a) Fidelity Contrafund Portfolio                       410       46,137
    Fidelity Growth and Income Portfolio                  2,871        3,846
    Fidelity Equity Income Portfolio                        781        4,000
    Fidelity Equity Income Portfolio B                  139,407       90,358
    (a) Fidelity High Income Portfolio B                  7,137       91,553
    (a) Dreyfus Stock Index Fund                            203       67,558
    (a) Dreyfus Stock Index Fund B                        1,355      376,433
    PIMCO High Yield Portfolio                          606,735      445,605
    PIMCO Low Duration Portfolio                         50,275       46,741
    PIMCO StocksPLUS Growth and Income                    5,304       27,917
    PIMCO Total Return Portfolio                        284,618      489,970
                                                   ------------ ------------
    Total                                          $244,378,989 $160,903,816
                                                   ============ ============

(a) For the period from January 1, 2005 to April 29, 2005
(b) For the period from May 2, 2005 to December 31, 2005
(c) For the period September 30, 2005 to December 31, 2005

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING

                                                                        Met Investors
                                  -----------------------------------------------------------------------------------------
                                  Lord Abbett  Lord Abbett  Lord Abbett  Lord Abbett  Lord Abbett    Lord Abbett  Lord Abbett
                                  Growth and   Growth and      Bond         Bond        Growth         Growth       Mid-Cap
                                    Income       Income      Debenture    Debenture   Opportunity    Opportunity     Value
                                   Portfolio   Portfolio B   Portfolio   Portfolio B   Portfolio     Portfolio B   Portfolio
                                  -----------  -----------  -----------  -----------  -----------    -----------  -----------
Unit Balance at December 31, 2005   1,231,925    1,046,799      463,506    1,364,065      150,720        278,359      276,077
                                  ===========  ===========  ===========  ===========  ===========    ===========  ===========
   Units Issued                        24,643      172,728       30,121      530,926        6,898         70,954       19,637
   Units Redeemed                    (270,635)    (203,443)    (137,973)    (503,123)     (32,055)       (22,108)     (56,322)
                                  -----------  -----------  -----------  -----------  -----------    -----------  -----------
Unit Balance at December 31, 2004   1,477,917    1,077,514      571,358    1,336,262      175,877        229,513      312,762
                                  ===========  ===========  ===========  ===========  ===========    ===========  ===========
   Units Issued                       286,791      507,241       56,164      794,226       15,374         56,800      109,606
   Units Redeemed                    (281,949)    (354,174)    (206,860)    (722,805)     (34,465)       (38,146)     (60,924)
                                  -----------  -----------  -----------  -----------  -----------    -----------  -----------
Unit Balance at January 1, 2004     1,473,075      924,447      722,054    1,264,841      194,968        210,859      264,080
                                  ===========  ===========  ===========  ===========  ===========    ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                        Met Investors
                                  -----------------------------------------------------------------------------------------
                                  Lord Abbett  Lord Abbett   JP Morgan    JP Morgan    JP Morgan    JP Morgan      Met/
                                    Mid-Cap     America's     Quality      Quality      Select       Select       Putnam
                                     Value        Value        Bond         Bond        Equity       Equity      Research
                                  Portfolio B  Portfolio B   Portfolio   Portfolio B   Portfolio   Portfolio B  Portfolio B
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Unit Balance at December 31, 2005     706,363      433,986
                                  ===========  ===========
   Units Issued                       208,063      251,704
   Units Redeemed                     (75,259)     (35,072)
                                  -----------  -----------
Unit Balance at December 31, 2004     573,559      217,354            -            -            -            -            -
                                  ===========  ===========  ===========  ===========  ===========  ===========  ===========
   Units Issued                       207,355      186,784       19,575      169,461        7,186        6,066      115,273
   Units Redeemed                     (48,427)     (14,048)    (474,634)    (499,606)    (735,335)     (46,870)    (428,385)
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Unit Balance at January 1, 2004       414,631       44,618      455,059      330,145      728,149       40,804      313,112
                                  ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                          Met Investors
                                  ---------------------------------------------------------------------------------------------
                                   Met/Putnam    Met/Putnam   Oppenheimer  Oppenheimer      PIMCO         Janus        Janus
                                     Capital       Capital      Capital      Capital      Inflation     Aggressive  Aggressive
                                  Opportunities Opportunities Appreciation Appreciation Protected Bond    Growth      Growth
                                    Portfolio    Portfolio B   Portfolio   Portfolio B   Portfolio B    Portfolio   Portfolio B
                                  ------------- ------------- ------------ ------------ -------------- -----------  -----------
Unit Balance at December 31, 2005      255,463        30,510      190,414    1,662,013     1,139,393       167,265    1,546,320
                                   ===========   ===========  ===========  ===========   ===========   ===========  ===========
   Units Issued                         11,003         3,159      136,801      277,152       327,964           960      162,018
   Units Redeemed                      (83,879)         (958)     (36,162)    (766,906)     (486,900)      (41,146)    (541,828)
                                   -----------   -----------  -----------  -----------   -----------   -----------  -----------
Unit Balance at December 31, 2004      328,339        28,309       89,775    2,151,767     1,298,329       207,451    1,926,130
                                   ===========   ===========  ===========  ===========   ===========   ===========  ===========
   Units Issued                         13,914           845      100,451    1,688,647     1,015,354       244,289    2,082,214
   Units Redeemed                      (95,911)         (802)     (10,676)  (1,183,711)     (704,668)      (36,838)    (969,736)
                                   -----------   -----------  -----------  -----------   -----------   -----------  -----------
Unit Balance at January 1, 2004        410,336        28,266            -    1,646,831       987,643             -      813,652
                                   ===========   ===========  ===========  ===========   ===========   ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                          Met Investors
                                  -----------------------------------------------------------------------------------
                                     PIMCO          PIMCO                        RCM      T. Rowe Price T. Rowe Price
                                  Total Return   Total Return    Money         Global        Mid-Cap       Mid-Cap
                                      Bond           Bond       Market       Technology      Growth        Growth
                                   Portfolio     Portfolio B  Portfolio B    Portfolio B    Portfolio    Portfolio B
                                  ------------   ------------ -----------    -----------  ------------- -------------
Unit Balance at December 31, 2005     377,259      2,614,749            -        219,715       270,568     1,537,676
                                  ===========    ===========  ===========    ===========   ===========   ===========
   Units Issued                        31,825        587,167      702,310         33,080         3,292       372,759
   Units Redeemed                     (87,613)      (665,845)  (1,647,767)      (141,117)      (61,484)     (375,060)
                                  -----------    -----------  -----------    -----------   -----------   -----------
Unit Balance at December 31, 2004     433,047      2,693,427      945,457        327,752       328,760     1,539,977
                                  ===========    ===========  ===========    ===========   ===========   ===========
   Units Issued                       441,882      1,551,079    1,156,706        392,420       384,436       939,739
   Units Redeemed                      (8,835)      (789,992)  (1,206,161)      (272,133)      (55,676)     (763,074)
                                  -----------    -----------  -----------    -----------   -----------   -----------
Unit Balance at January 1, 2004             -      1,932,340      994,912        207,465             -     1,363,312
                                  ===========    ===========  ===========    ===========   ===========   ===========

                                  ---------
                                       MFS
                                    Research
                                  International
                                    Portfolio
                                  -------------
Unit Balance at December 31, 2005      338,829
                                   ===========
   Units Issued                         85,671
   Units Redeemed                      (98,583)
                                   -----------
Unit Balance at December 31, 2004      351,741
                                   ===========
   Units Issued                         62,293
   Units Redeemed                      (78,945)
                                   -----------
Unit Balance at January 1, 2004        368,393
                                   ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                         Met Investors
                                  -------------------------------------------------------------------------------------------
                                       MFS          AIM                      Harris       Met/AIM    Third Avenue Third Avenue
                                    Research     Small-Cap     Lazard        Oakmark     Small-Cap    Small-Cap    Small-Cap
                                  International   Growth       Mid-Cap    International   Growth        Value        Value
                                   Portfolio B  Portfolio B  Portfolio B   Portfolio B   Portfolio    Portfolio   Portfolio B
                                  ------------- -----------  -----------  ------------- -----------  ------------ ------------
Unit Balance at December 31, 2005    1,266,878      789,854      252,387       694,932       40,203       24,670      571,711
                                   ===========  ===========  ===========   ===========  ===========  ===========  ===========
   Units Issued                        623,093      455,295       40,269       191,894       49,422       25,736      171,091
   Units Redeemed                     (415,223)    (236,706)     (99,592)     (247,388)      (9,219)      (1,066)    (246,780)
                                   -----------  -----------  -----------   -----------  -----------  -----------  -----------
Unit Balance at December 31, 2004    1,059,008      571,265      311,710       750,426            -            -      647,400
                                   ===========  ===========  ===========   ===========  ===========  ===========  ===========
   Units Issued                      1,024,674      507,258      207,855       722,951                                492,958
   Units Redeemed                     (426,950)    (422,375)    (258,051)     (528,676)                              (499,404)
                                   -----------  -----------  -----------   -----------                            -----------
Unit Balance at January 1, 2004        461,284      486,382      361,906       556,151                                653,846
                                   ===========  ===========  ===========   ===========                            ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                         Met Investors
                                  ------------------------------------------------------------------------------------------
                                   Neuberger    Neuberger     Turner     Goldman Sachs  Defensive       Moderate     Balanced
                                    Berman       Berman       Mid-Cap       Mid-Cap     Strategy        Strategy     Strategy
                                  Real Estate  Real Estate    Growth         Value       Fund of        Fund of      Fund of
                                   Portfolio   Portfolio B  Portfolio B   Portfolio B    Fund B          Fund B       Fund B
                                  -----------  -----------  -----------  ------------- -----------    -----------  -----------
Unit Balance at December 31, 2005      39,242      548,137       86,600       173,267      448,336      2,689,712    7,822,973
                                  ===========  ===========  ===========   ===========  ===========    ===========  ===========
   Units Issued                        46,528      487,660       18,210        89,324      385,162      2,281,898    5,285,355
   Units Redeemed                      (7,286)    (149,338)     (66,412)      (91,198)    (210,014)      (356,865)    (579,712)
                                  -----------  -----------  -----------   -----------  -----------    -----------  -----------
Unit Balance at December 31, 2004           -      209,815      134,802       175,141      273,188        764,679    3,117,330
                                  ===========  ===========  ===========   ===========  ===========    ===========  ===========
   Units Issued                                    362,758      292,637       339,205      273,489        772,796    3,189,609
   Units Redeemed                                 (152,943)    (157,835)     (164,064)        (301)        (8,117)     (72,279)
                                               -----------  -----------   -----------  -----------    -----------  -----------
Unit Balance at January 1, 2004                          -            -             -            -              -            -
                                               ===========  ===========   ===========  ===========    ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                Met Investors                                    Russell
                                  --------------------------------------------------------------------------   -----------
                                     Growth     Aggressive                              Cyclical   Legg Mason
                                    Strategy     Strategy   Van Kampen      Cyclical   Growth and     Value    Multi-Style
                                    Fund of      Fund of     Comstock      Growth ETF  Income ETF    Equity      Equity
                                     Fund B       Fund B    Portfolio B    Portfolio B Portfolio B Portfolio B    Fund
                                  -----------  -----------  -----------    ----------- ----------- ----------- -----------
Unit Balance at December 31, 2005   6,681,818      665,696      303,632          3,990       6,658           -     277,883
                                  ===========  ===========  ===========    =========== =========== =========== ===========
   Units Issued                     3,843,755      298,998      312,661          3,990       6,658           -       7,092
   Units Redeemed                    (598,618)     (75,438)      (9,029)             -           -           -     (66,465)
                                  -----------  -----------  -----------    ----------- ----------- ----------- -----------
Unit Balance at December 31, 2004   3,436,681      442,136            -              -           -           -     337,256
                                  ===========  ===========  ===========    =========== =========== =========== ===========
   Units Issued                     3,495,638      443,657                                                           7,805
   Units Redeemed                     (58,957)      (1,521)                                                        (75,348)
                                  -----------  -----------                                                     -----------
Unit Balance at January 1, 2004             -            -                                                         404,799
                                  ===========  ===========                                                     ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                        Russell                                          AIM
                                  --------------------------------------------------    -------------------------------------
                                   Aggressive                              Real Estate    Premier      Premier      Capital
                                     Equity      Non-U.S.    Core Bond     Securities     Equity       Equity     Appreciation
                                      Fund         Fund        Fund           Fund         Fund        Fund B         Fund
                                  -----------  -----------  -----------    -----------  -----------  -----------  ------------
Unit Balance at December 31, 2005      43,722      113,408      169,522         13,869            -                   202,445
                                  ===========  ===========  ===========    ===========  ===========               ===========
   Units Issued                         1,149        2,388        8,707            664           50                     3,032
   Units Redeemed                     (22,103)     (34,212)     (38,723)        (5,675)      (9,520)                  (35,654)
                                  -----------  -----------  -----------    -----------  -----------               -----------
Unit Balance at December 31, 2004      64,676      145,232      199,538         18,880        9,470            -      235,067
                                  ===========  ===========  ===========    ===========  ===========  ===========  ===========
   Units Issued                           641          212       12,509            457       18,564        1,246        6,623
   Units Redeemed                     (19,862)     (47,844)     (81,641)        (4,706)    (407,081)     (59,332)     (35,424)
                                  -----------  -----------  -----------    -----------  -----------  -----------  -----------
Unit Balance at January 1, 2004        83,897      192,864      268,670         23,129      397,987       58,086      263,868
                                  ===========  ===========  ===========    ===========  ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                    AIM                                         Alliance
                                  ---------------------------------------  --------------------------------------------------
                                    Capital    International International   Premier      Premier     Bernstein    Bernstein
                                  Appreciation    Growth        Growth       Growth       Growth     Real Estate  Real Estate
                                     Fund B        Fund         Fund B      Portfolio   Portfolio B   Portfolio   Portfolio B
                                  ------------ ------------- ------------- -----------  -----------  -----------  -----------
Unit Balance at December 31, 2005       8,314        24,660        59,995                                      -            -
                                  ===========   ===========   ===========                            ===========  ===========
   Units Issued                           939         2,610        56,031                                  1,085       10,191
   Units Redeemed                      (3,038)       (6,308)       (4,074)                               (47,265)    (285,756)
                                  -----------   -----------   -----------                            -----------  -----------
Unit Balance at December 31, 2004      10,413        28,358         8,038            -            -       46,180      275,565
                                  ===========   ===========   ===========  ===========  ===========  ===========  ===========
   Units Issued                           226           581         2,904        2,127      138,652        3,850       96,328
   Units Redeemed                        (692)      (13,628)         (348)    (220,768)    (867,620)     (18,981)     (62,349)
                                  -----------   -----------   -----------  -----------  -----------  -----------  -----------
Unit Balance at January 1, 2004        10,879        41,405         5,482      218,641      728,968       61,311      241,586
                                  ===========   ===========   ===========  ===========  ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                          Alliance            Liberty    Goldman Sachs              Scudder II
                                  ------------------------  -----------  ------------- ------------------------------------
                                                              Newport       Growth       Dreman                     Dreman
                                   Bernstein    Bernstein   Tiger Fund,       and      High Return  Small-Cap      Small-Cap
                                   Small-Cap      Value      Variable       Income       Equity      Growth          Value
                                  Portfolio B  Portfolio B    Series         Fund       Portfolio   Portfolio      Portfolio
                                  -----------  -----------  -----------  ------------- ----------- -----------    -----------
Unit Balance at December 31, 2005                                                                       19,313              -
                                                                                                   ===========    ===========
   Units Issued                                                                                            204              -
   Units Redeemed                                                                                       (3,014)       (26,921)
                                                                                                   -----------    -----------
Unit Balance at December 31, 2004           -            -            -             -            -      22,123         26,921
                                  ===========  ===========  ===========   ===========  =========== ===========    ===========
   Units Issued                           522           78            -            57            -         346          9,009
   Units Redeemed                     (17,715)      (6,215)      (6,585)      (22,557)           -      (2,511)       (12,671)
                                  -----------  -----------  -----------   -----------  ----------- -----------    -----------
Unit Balance at January 1, 2004        17,193        6,137        6,585        22,500            -      24,288         30,583
                                  ===========  ===========  ===========   ===========  =========== ===========    ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                   Scudder II                                      MFS
                                  -----------  ---------------------------------------------------------------------------
                                   Government                                          Emerging     Emerging       High
                                   Securities     Bond       Research     Research      Growth       Growth       Income
                                   Portfolio     Series       Series      Series B      Series      Series B      Series
                                  -----------  ----------- -----------  -----------  -----------  -----------  -----------
Unit Balance at December 31, 2005      20,702                                                                            -
                                  ===========                                                                  ===========
   Units Issued                           573                                                                        1,401
   Units Redeemed                     (10,689)                                                                     (28,280)
                                  -----------                                                                  -----------
Unit Balance at December 31, 2004      30,818            -           -            -            -            -       26,879
                                  ===========  =========== ===========  ===========  ===========  ===========  ===========
   Units Issued                           750            -         106            -          334          185        1,115
   Units Redeemed                     (26,313)           -     (68,056)      (4,306)     (52,400)      (3,010)     (16,831)
                                  -----------  ----------- -----------  -----------  -----------  -----------  -----------
Unit Balance at January 1, 2004        56,381            -      67,950        4,306       52,066        2,825       42,595
                                  ===========  =========== ===========  ===========  ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                             MFS
                                  -----------------------------------------------------------------------------------------
                                      High      Strategic    Strategic    Investors    Investors       New          New
                                     Income      Income       Income        Trust        Trust      Discovery    Discovery
                                    Series B     Series      Series B      Series      Series B      Series      Series B
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Unit Balance at December 31, 2005           -                                      -      115,816            -            -
                                  ===========                            ===========  ===========  ===========  ===========
   Units Issued                        15,658                                    210        1,732        3,045       28,982
   Units Redeemed                    (372,372)                              (125,743)     (23,986)     (50,011)    (706,414)
                                  -----------                            -----------  -----------  -----------  -----------
Unit Balance at December 31, 2004     356,714            -            -      125,533      138,070       46,966      677,432
                                  ===========  ===========  ===========  ===========  ===========  ===========  ===========
   Units Issued                       107,961           63        6,345        2,916        3,268        4,386      211,890
   Units Redeemed                     (37,034)     (12,254)     (59,661)     (27,173)     (35,619)     (12,177)     (69,637)
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Unit Balance at January 1, 2004       285,787       12,191       53,316      149,790      170,421       54,757      535,179
                                  ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                           MetLife
                                  -----------------------------------------------------------------------------------------
                                                              Harris                        MFS          MFS          MFS
                                     Davis        Davis       Oakmark     Jennison       Investors      Total        Total
                                    Venture      Venture      Focused      Growth          Trust        Return       Return
                                    Value A      Value E      Value B    Portfolio B     Series B      Series A     Series B
                                  -----------  -----------  -----------  -----------    -----------  -----------  -----------
Unit Balance at December 31, 2005       5,405    2,466,071      638,062      913,032        411,016       18,317      271,749
                                  ===========  ===========  ===========  ===========    ===========  ===========  ===========
   Units Issued                         1,132      673,473      105,143      369,750         10,293        5,081       75,595
   Units Redeemed                      (1,185)    (583,385)    (224,249)    (342,159)       (93,856)      (1,054)     (30,081)
                                  -----------  -----------  -----------  -----------    -----------  -----------  -----------
Unit Balance at December 31, 2004       5,458    2,375,983      757,168      885,441        494,579       14,290      226,235
                                  ===========  ===========  ===========  ===========    ===========  ===========  ===========
   Units Issued                         2,975    1,808,347      495,938      725,437        132,276        6,101      137,494
   Units Redeemed                        (159)    (982,678)    (574,555)    (584,653)       (89,153)      (1,367)     (29,254)
                                  -----------  -----------  -----------  -----------    -----------  -----------  -----------
Unit Balance at January 1, 2004         2,642    1,550,314      835,785      744,657        451,456        9,556      117,995
                                  ===========  ===========  ===========  ===========    ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                           MetLife
                                  -----------------------------------------------------------------------------------------
                                    Capital      Capital                                  Putnam      BlackRock    BlackRock
                                   Guardian     Guardian        MFS     Met/Putnam     International    Money        Money
                                  U.S. Equity  U.S. Equity   Research     Voyager          Stock       Market       Market
                                   Series A     Series B     Mangers B  Portfolio B     Portfolio B   Portfolio   Portfolio B
                                  -----------  -----------  ----------- -----------    ------------- -----------  -----------
Unit Balance at December 31, 2005     675,865      562,184                        -         105,927      104,958      986,244
                                  ===========  ===========              ===========     ===========  ===========  ===========
   Units Issued                        14,143      210,779                   31,896           7,672       61,910    2,007,225
   Units Redeemed                    (230,571)     (49,403)                (113,275)        (30,919)     (80,435)  (1,020,981)
                                  -----------  -----------              -----------     -----------  -----------  -----------
Unit Balance at December 31, 2004     892,293      400,808            -      81,379         129,174      123,483            -
                                  ===========  ===========  =========== ===========     ===========  ===========  ===========
   Units Issued                       908,311      322,639            -      72,862          37,921       50,710
   Units Redeemed                     (28,617)     (40,280)           -      (3,392)        (18,284)    (104,733)
                                  -----------  -----------  ----------- -----------     -----------  -----------
Unit Balance at January 1, 2004        12,599      118,449            -      11,909         109,537      177,506
                                  ===========  ===========  =========== ===========     ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                               MetLife
                                  ----------------------------------------------------------------------------------
                                                            BlackRock    BlackRock    BlackRock        Franklin
                                     Stock       Stock        Bond         Bond       Strategic       Templeton
                                     Index       Index       Income       Income        Value         Small-Cap
                                   Portfolio  Portfolio B   Portfolio   Portfolio B  Portfolio B  Growth Portfolio B
                                  ----------- -----------  -----------  -----------  -----------  ------------------
Unit Balance at December 31, 2005       6,872     885,892       15,209       26,458       30,746         173,044
                                  =========== ===========  ===========  ===========  ===========     ===========
   Units Issued                         6,872     175,405        1,403       29,191       16,650         177,786
   Units Redeemed                           -    (180,408)      (2,040)      (7,548)      (7,940)        (19,183)
                                  ----------- -----------  -----------  -----------  -----------     -----------
Unit Balance at December 31, 2004           -     890,895       15,846        4,815       22,036          14,441
                                  =========== ===========  ===========  ===========  ===========     ===========
   Units Issued                                   448,645       20,006        4,818       22,676          14,900
   Units Redeemed                                (166,002)      (4,160)          (3)        (640)           (459)
                                              -----------  -----------  -----------  -----------     -----------
Unit Balance at January 1, 2004                   608,252            -            -            -               -
                                              ===========  ===========  ===========  ===========     ===========

                                  --------------
                                     Salomon
                                     Brothers
                                    Strategic
                                  Bond Portfolio
                                  --------------
Unit Balance at December 31, 2005        4,607
                                   ===========
   Units Issued                            265
   Units Redeemed                       (3,635)
                                   -----------
Unit Balance at December 31, 2004        7,977
                                   ===========
   Units Issued                          9,184
   Units Redeemed                       (1,207)
                                   -----------
Unit Balance at January 1, 2004              -
                                   ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                               MetLife
                                  --------------------------------------------------------------------------------------
                                      Salomon          Salomon       T. Rowe      T. Rowe        T. Rowe      T. Rowe
                                      Brothers        Brothers        Price        Price          Price        Price
                                     Strategic     U.S. Government  Small-Cap    Small-Cap      Large-Cap    Large-Cap
                                  Bond Portfolio B   Portfolio B    Portfolio   Portfolio B     Portfolio   Portfolio B
                                  ---------------- --------------- -----------  -----------    -----------  -----------
Unit Balance at December 31, 2005        44,115            2,161        35,933       50,518         77,598      261,114
                                    ===========      ===========   ===========  ===========    ===========  ===========
   Units Issued                           8,380            2,161         3,934        1,019          8,787      153,233
   Units Redeemed                        (6,538)               -        (4,016)     (14,125)       (14,091)     (32,364)
                                    -----------      -----------   -----------  -----------    -----------  -----------
Unit Balance at December 31, 2004        42,273                -        36,015       63,624         82,902      140,245
                                    ===========      ===========   ===========  ===========    ===========  ===========
   Units Issued                          50,407                         40,608       76,946         87,847      142,408
   Units Redeemed                        (8,134)                        (4,593)     (13,322)        (4,945)      (2,163)
                                    -----------                    -----------  -----------    -----------  -----------
Unit Balance at January 1, 2004               -                              -            -              -            -
                                    ===========                    ===========  ===========    ===========  ===========

                                  ----------
                                  Oppenheimer
                                    Global
                                    Equity
                                  Portfolio B
                                  -----------
Unit Balance at December 31, 2005      25,536
                                  ===========
   Units Issued                        25,733
   Units Redeemed                        (197)
                                  -----------
Unit Balance at December 31, 2004           -
                                  ===========
   Units Issued
   Units Redeemed

Unit Balance at January 1, 2004


                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                            Oppenheimer                                     Putnam
                                  ---------------------------------------------------------------  ------------------------
                                               Main Street                                            Growth       Growth
                                    Capital    Growth and       High                   Strategic       and          and
                                  Appreciation   Income        Income        Bond        Bond         Income       Income
                                      Fund        Fund          Fund         Fund        Fund          Fund        Fund B
                                  ------------ -----------  -----------  -----------  -----------  -----------  -----------
Unit Balance at December 31, 2005           -                                                           79,914       57,422
                                  ===========                                                      ===========  ===========
   Units Issued                            45                                                            2,221        8,601
   Units Redeemed                     (17,618)                                                         (18,583)      (4,865)
                                  -----------                                                      -----------  -----------
Unit Balance at December 31, 2004      17,573            -            -            -            -       96,276       53,686
                                  ===========  ===========  ===========  ===========  ===========  ===========  ===========
   Units Issued                            68          210           76          575            -        2,618       21,986
   Units Redeemed                      (8,638)     (40,230)     (22,027)     (79,222)     (10,260)     (31,394)     (16,886)
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Unit Balance at January 1, 2004        26,143       40,020       21,951       78,647       10,260      125,052       48,586
                                  ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                             Putnam
                                  --------------------------------------------------------------------------------------------
                                                                                                                  International
                                      New          New                                International International      New
                                     Value        Value        Vista        Vista        Growth        Equity     Opportunities
                                     Fund         Fund B       Fund         Fund B        Fund         Fund B         Fund
                                  -----------  -----------  -----------  -----------  ------------- ------------- -------------
Unit Balance at December 31, 2005                                31,552        1,776             -             -
                                                            ===========  ===========   ===========   ===========
   Units Issued                                                     751            -             8           360
   Units Redeemed                                                (7,682)        (777)      (75,283)     (267,527)
                                                            -----------  -----------   -----------   -----------
Unit Balance at December 31, 2004           -            -       38,483        2,553        75,275       267,167             -
                                  ===========  ===========  ===========  ===========   ===========   ===========   ===========
   Units Issued                             -            -        2,473            -         1,781        13,221             4
   Units Redeemed                      (7,034)      (4,322)     (10,657)         (47)      (24,015)      (83,565)      (17,645)
                                  -----------  -----------  -----------  -----------   -----------   -----------   -----------
Unit Balance at January 1, 2004         7,034        4,322       46,667        2,600        97,509       337,511        17,641
                                  ===========  ===========  ===========  ===========   ===========   ===========   ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                            Putnam                                      Templeton
                                  -------------------------  ---------------------------------------------------------------
                                  International                 Global       Global
                                       New         Equity       Income       Income     Franklin     Franklin       Growth
                                  Opportunities    Income     Securities   Securities   Small-Cap    Small-Cap    Securities
                                     Fund B        Fund B        Fund        Fund B       Fund        Fund B         Fund
                                  ------------- -----------  -----------  -----------  -----------  -----------  -----------
Unit Balance at December 31, 2005                   208,518                                                           15,640
                                                ===========                                                      ===========
   Units Issued                                      93,149                                                                -
   Units Redeemed                                   (15,007)                                                          (1,830)
                                                -----------                                                      -----------
Unit Balance at December 31, 2004            -      130,376            -            -            -            -       17,470
                                   ===========  ===========  ===========  ===========  ===========  ===========  ===========
   Units Issued                             35      112,244            -            -           98       14,557            9
   Units Redeemed                       (3,387)      (6,650)      (4,340)        (626)     (44,908)     (80,558)        (701)
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
Unit Balance at January 1, 2004          3,352       24,782        4,340          626       44,810       66,001       18,162
                                   ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                                          Templeton
                                  -----------------------------------------------------------------------------------------
                                                                            Developing   Developing     Mutual       Mutual
                                     Growth      Foreign      Foreign        Markets      Markets       Share        Share
                                   Securities   Securities   Securities     Securities   Securities   Securities   Securities
                                     Fund B        Fund        Fund B          Fund        Fund B        Fund        Fund B
                                  -----------  -----------  -----------    -----------  -----------  -----------  -----------
Unit Balance at December 31, 2005       5,402       59,307      269,382         25,079      328,572
                                  ===========  ===========  ===========    ===========  ===========
   Units Issued                             -        5,611       77,589          1,860      103,788
   Units Redeemed                      (2,334)     (13,920)     (38,065)        (9,923)     (58,222)
                                  -----------  -----------  -----------    -----------  -----------
Unit Balance at December 31, 2004       7,736       67,616      229,858         33,142      283,006            -            -
                                  ===========  ===========  ===========    ===========  ===========  ===========  ===========
   Units Issued                             -        2,753      149,138            897      109,379        5,660        6,045
   Units Redeemed                      (2,267)     (19,338)     (27,263)        (9,366)     (42,341)     (32,832)    (127,226)
                                  -----------  -----------  -----------    -----------  -----------  -----------  -----------
Unit Balance at January 1, 2004        10,003       84,201      107,983         41,611      215,968       27,172      121,181
                                  ===========  ===========  ===========    ===========  ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                          Templeton                                     Fidelity
                                  ------------------------  ----------------------------------------------------------------
                                   Franklin     Franklin
                                   Large-Cap    Large-Cap                                               Growth      Growth and
                                    Growth       Growth       Growth         Growth      Contrafund  Opportunities    Income
                                     Fund        Fund B      Portfolio     Portfolio B   Portfolio     Portfolio    Portfolio
                                  -----------  -----------  -----------    -----------  -----------  ------------- -----------
Unit Balance at December 31, 2005                                 3,813        363,370            -         1,463        3,675
                                                            ===========    ===========  ===========   ===========  ===========
   Units Issued                                                     172        142,422           17            30          194
   Units Redeemed                                                  (475)       (32,285)      (3,029)         (217)        (269)
                                                            -----------    -----------  -----------   -----------  -----------
Unit Balance at December 31, 2004           -            -        4,116        253,233        3,012         1,650        3,750
                                  ===========  ===========  ===========    ===========  ===========   ===========  ===========
   Units Issued                           120           22          681        190,840          106            14          258
   Units Redeemed                     (49,149)     (25,336)      (3,819)       (26,186)        (155)          (82)      (1,921)
                                  -----------  -----------  -----------    -----------  -----------   -----------  -----------
Unit Balance at January 1, 2004        49,029       25,314        7,254         88,579        3,061         1,718        5,413
                                  ===========  ===========  ===========    ===========  ===========   ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                 Fidelity                           American Century               Dreyfus
                                  -------------------------------------  --------------------------------------  -----------
                                    Equity       Equity        High       Income and                                Stock
                                    Income       Income       Income        Growth    International    Value        Index
                                   Portfolio   Portfolio B  Portfolio B      Fund         Fund         Fund         Fund
                                  -----------  -----------  -----------  -----------  ------------- -----------  -----------
Unit Balance at December 31, 2005         582       30,136            -                                                    -
                                  ===========  ===========  ===========                                          ===========
   Units Issued                             -        5,647           11                                                    -
   Units Redeemed                        (269)      (6,705)      (7,646)                                              (8,251)
                                  -----------  -----------  -----------                                          -----------
Unit Balance at December 31, 2004         851       31,194        7,635            -             -            -        8,251
                                  ===========  ===========  ===========  ===========   ===========  ===========  ===========
   Units Issued                           307       11,838        3,982       31,396            14          352            -
   Units Redeemed                        (120)        (959)      (1,664)    (807,175)      (15,018)    (130,193)      (3,029)
                                  -----------  -----------  -----------  -----------   -----------  -----------  -----------
Unit Balance at January 1, 2004           664       20,315        5,317      775,779        15,004      129,841       11,280
                                  ===========  ===========  ===========  ===========   ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                              Dreyfus                                       INVESCO
                                  ---------------------------------------------------------------  ------------------------
                                     Stock     Disciplined  Disciplined    Capital      Capital                    High
                                     Index        Stock        Stock     Appreciation Appreciation   Dynamics      Yield
                                     Fund B     Portfolio   Portfolio B   Portfolio   Portfolio B      Fund        Fund
                                  -----------  -----------  -----------  ------------ ------------ -----------  -----------
Unit Balance at December 31, 2005           -
                                  ===========
   Units Issued                            67
   Units Redeemed                     (47,268)
                                  -----------
Unit Balance at December 31, 2004      47,201            -            -            -            -            -            -
                                  ===========  ===========  ===========  ===========  ===========  ===========  ===========
   Units Issued                           500            -            -          341       12,483       15,328           20
   Units Redeemed                     (12,116)      (2,847)      (5,366)     (20,929)    (227,884)    (397,390)     (24,072)
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Unit Balance at January 1, 2004        58,817        2,847        5,366       20,588      215,401      382,062       24,052
                                  ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                    (Continued)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
Notes to Financial Statements

(6) CHANGES IN UNITS OUTSTANDING, CONTINUED:

                                                         PIMCO                                   Scudder I
                                  --------------------------------------------------    --------------------------
                                                             StocksPLUS
                                     High          Low         Growth         Total
                                     Yield      Duration     and Income      Return     International International
                                   Portfolio    Portfolio    Portfolio      Portfolio     Portfolio    Portfolio B
                                  -----------  -----------  -----------    -----------  ------------- -------------
Unit Balance at December 31, 2005      65,343       45,882       24,691        215,346
                                  ===========  ===========  ===========    ===========
   Units Issued                        46,456        2,742          648         14,766
   Units Redeemed                     (36,422)      (3,201)      (3,447)       (37,768)
                                  -----------  -----------  -----------    -----------
Unit Balance at December 31, 2004      55,309       46,341       27,490        238,348             -             -
                                  ===========  ===========  ===========    ===========   ===========   ===========
   Units Issued                        27,985       26,340        2,971         36,424             8         7,212
   Units Redeemed                     (21,357)     (24,001)        (865)       (37,825)      (15,520)     (152,693)
                                  -----------  -----------  -----------    -----------   -----------   -----------
Unit Balance at January 1, 2004        48,681       44,002       25,384        239,749        15,512       145,481
                                  ===========  ===========  ===========    ===========   ===========   ===========

(7) SUBSEQUENT EVENT
   On November 9, 2006, MLIOC merged with and into MetLife Investors Insurance Company ("MLI"). Upon consummation of the merger, MLIOC's separate corporate existence ceased by operation of law, and MLI assumed legal ownership of all the assets of MLIOC, including the Separate Account and its assets. As a result of the merger, MLI also has become responsible for all of MLIOC's liabilities and obligations, including those created under Contracts initially issued by MLIOC and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a separate account of MLI, and each Owner thereof has become a contract holder of MLI.

                                                                    (Concluded)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS


MetLife Investors Variable Annuity Account Five sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

The following table displays the financial information for each sub-account offered by the various products in the Separate Account in ranges of lowest to highest values:

                                                                                    Met Investors
                              -------------------------------------------------------------------------------
                                  Lord Abbett          Lord Abbett         Lord Abbett        Lord Abbett
                                  Growth and           Growth and             Bond               Bond
                                    Income               Income             Debenture          Debenture
                                   Portfolio           Portfolio B          Portfolio         Portfolio B
                              -------------------- -------------------- ------------------ ------------------
December 31, 2005
  Units                                  1,231,925            1,046,799            463,506          1,364,065
  Unit Fair Value, Lowest to
   Highest/1/                     $53.80 to $46.18     $52.55 to $47.57   $12.90 to $16.74   $18.12 to $16.76
  Net Assets (In Thousands)                $58,784              $51,086             $7,961            $23,433
  Investment Income Ratio to
   Net Assets/2/                             1.03%                0.84%              4.06%              4.51%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.80%       0.75% to 2.35%     0.85% to 1.80%     0.75% to 2.35%
  Total Return, Lowest to
   Highest/4/                       2.80% to 1.83%       2.62% to 1.00%     0.95% to 0.00%   0.74% to (0.86%)
December 31, 2004
  Units                                  1,477,917            1,077,514            571,358          1,336,262
  Unit Fair Value, Lowest to
   Highest/1/                     $45.35 to $52.34     $51.21 to $47.10   $12.78 to $16.74   $17.98 to $16.91
  Net Assets (In Thousands)                $69,072              $51,454             $9,797            $22,863
  Investment Income Ratio to
   Net Assets/2/                             0.48%                0.36%              3.02%              3.05%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.80%       0.75% to 2.35%     0.85% to 1.80%     0.75% to 2.35%
  Total Return, Lowest to
   Highest/4/                     11.97% to 10.90%     11.26% to 10.02%     7.51% to 6.49%     7.00% to 5.65%
December 31, 2003
  Units                                  1,473,075              924,447            722,054          1,264,841
  Unit Fair Value, Lowest to
   Highest/1/                     $12.36 to $43.37     $43.71 to $42.81   $11.88 to $16.21   $16.34 to $16.00
  Net Assets (In Thousands)                $61,997              $39,697            $11,588            $20,280
  Investment Income Ratio to
   Net Assets/2/                             0.97%                0.78%              1.71%              2.55%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 2.35%     0.85% to 1.40%     0.85% to 2.35%
  Total Return, Lowest to
   Highest/4/                     29.95% to 29.24%     29.63% to 23.90%   18.51% to 17.86%    18.15% to 8.88%
December 31, 2002
  Units                                  1,206,060              450,427            747,689            430,647
  Unit Fair Value, Lowest to
   Highest/1/                      $9.51 to $33.56     $33.02 to $33.72   $10.03 to $13.76   $13.54 to $13.83
  Net Assets (In Thousands)                $39,226              $15,041            $10,183             $5,894
  Investment Income Ratio to
   Net Assets/2/                             0.87%                1.54%              9.14%              5.78%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 2.25%     0.85% to 1.40%     0.85% to 2.25%
  Total Return, Lowest to
   Highest/4/                 (19.09%) to (18.64%) (19.94%) to (18.81%) (1.77%) to (1.23%) (2.79%) to (1.42%)
December 31, 2001
  Units                                  1,349,730              101,107            881,521             74,477
  Unit Fair Value, Lowest to
   Highest/1/                     $11.69 to $41.48     $41.18 to $41.54   $10.15 to $14.00   $13.91 to $14.03
  Net Assets (In Thousands)                $54,575               $4,186            $12,249             $1,042
  Investment Income Ratio to
   Net Assets/2/                             0.91%                0.21%              8.08%              2.03%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 2.25%     0.85% to 1.40%     0.85% to 2.25%
  Total Return, Lowest to
   Highest/4/                   (7.04%) to (6.52%)   (8.09%) to (6.79%)     2.34% to 2.90%     1.17% to 2.61%

                              ------------------------------------------
                                  Lord Abbett          Lord Abbett
                                    Growth               Growth
                                  Opportunity          Opportunity
                                   Portfolio           Portfolio B
                              -------------------- --------------------
December 31, 2005
  Units                                    150,720              278,359
  Unit Fair Value, Lowest to
   Highest/1/                     $10.45 to $10.19      $10.38 to $9.82
  Net Assets (In Thousands)                 $1,536               $2,831
  Investment Income Ratio to
   Net Assets/2/                             0.00%                0.00%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.75% to 1.90%
  Total Return, Lowest to
   Highest/4/                       3.83% to 3.26%       3.80% to 2.62%
December 31, 2004
  Units                                    175,877              229,513
  Unit Fair Value, Lowest to
   Highest/1/                      $10.07 to $9.87      $10.00 to $9.57
  Net Assets (In Thousands)                 $1,737               $2,255
  Investment Income Ratio to
   Net Assets/2/                             0.00%                0.00%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.75% to 1.90%
  Total Return, Lowest to
   Highest/4/                     11.80% to 11.19%     11.52% to 10.67%
December 31, 2003
  Units                                    194,968              210,859
  Unit Fair Value, Lowest to
   Highest/1/                       $9.01 to $8.87       $8.93 to $8.70
  Net Assets (In Thousands)                 $1,731               $1,861
  Investment Income Ratio to
   Net Assets/2/                             0.00%                0.00%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                     35.28% to 34.54%     34.56% to 33.29%
December 31, 2002
  Units                                     14,456              115,356
  Unit Fair Value, Lowest to
   Highest/1/                       $6.60 to $6.66       $6.53 to $6.63
  Net Assets (In Thousands)                    $96                 $760
  Investment Income Ratio to
   Net Assets/2/                             0.00%                0.00%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                 (25.30%) to (24.89%) (25.76%) to (25.05%)
December 31, 2001
  Units                                     11,830               34,744
  Unit Fair Value, Lowest to
   Highest/1/                       $8.83 to $8.86       $8.79 to $8.85
  Net Assets (In Thousands)                   $104                 $307
  Investment Income Ratio to
   Net Assets/2/                             0.00%                0.00%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                   (8.40%) to (8.07%)       4.99% to 5.78%

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                          Met Investors
                                      -------------------------------------------------------------------------------
                                          Lord Abbett          Lord Abbett        Lord Abbett        Lord Abbett
                                            Mid-Cap              Mid-Cap           America's         Developing
                                             Value                Value              Value             Growth
                                           Portfolio           Portfolio B        Portfolio B         Portfolio
                                      -------------------- -------------------- ---------------- --------------------
December 31, 2005
  Units                                            276,077              706,363          433,986
  Unit Fair Value, Lowest to
   Highest/1/                             $24.99 to $24.65     $26.45 to $24.02 $14.52 to $14.08
  Net Assets (In Thousands)                         $7,027              $17,930           $6,253
  Investment Income Ratio to Net
   Assets/2/                                         0.55%                0.49%            0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.80%       0.75% to 1.90%   0.75% to 1.90%
  Total Return, Lowest to Highest/4/        7.36% to 6.35%       7.24% to 6.02%   3.17% to 2.00%

December 31, 2004
  Units                                            312,762              573,559          217,354
  Unit Fair Value, Lowest to
   Highest/1/                             $23.28 to $23.17     $24.66 to $22.66 $14.07 to $13.81
  Net Assets (In Thousands)                         $7,458              $13,631           $3,041
  Investment Income Ratio to Net
   Assets/2/                                         0.54%                0.46%            3.63%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.80%       0.75% to 1.90%   0.75% to 1.90%
  Total Return, Lowest to Highest/4/      23.77% to 22.59%     17.01% to 16.12% 13.50% to 15.51%

December 31, 2003
  Units                                            264,080              414,631           44,618
  Unit Fair Value, Lowest to
   Highest/1/                             $18.81 to $19.45     $19.60 to $19.11 $12.04 to $11.96
  Net Assets (In Thousands)                         $5,128               $8,021             $536
  Investment Income Ratio to Net
   Assets/2/                                         0.69%                0.74%            4.98%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.40%       0.85% to 1.80%   0.85% to 1.80%
  Total Return, Lowest to Highest/4/      25.09% to 24.41%     24.81% to 23.63% 20.37% to 19.61%

December 31, 2002
  Units                                            280,337              249,099                               176,243
  Unit Fair Value, Lowest to
   Highest/1/                             $15.03 to $15.63     $15.46 to $15.71                        $4.97 to $7.44
  Net Assets (In Thousands)                         $4,375               $3,882                                $1,298
  Investment Income Ratio to Net
   Assets/2/                                         0.48%                0.68%                                 0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.40%       0.85% to 1.80%                        0.85% to 1.40%
  Total Return, Lowest to Highest/4/  (10.57%) to (10.08%) (11.20%) to (10.35%)                  (29.98%) to (29.59%)

December 31, 2001
  Units                                            241,389               71,645                               218,271
  Unit Fair Value, Lowest to
   Highest/1/                             $16.72 to $17.48     $17.41 to $17.52                       $7.05 to $10.63
  Net Assets (In Thousands)                         $4,212               $1,251                                $2,309
  Investment Income Ratio to Net
   Assets/2/                                         0.48%                0.11%                                 0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.40%       0.85% to 1.80%                        0.85% to 1.40%
  Total Return, Lowest to Highest/4/        6.58% to 7.17%       5.98% to 6.99%                    (8.14%) to (7.63%)

                                      --------------------------------------
                                          Lord Abbett         JP Morgan
                                          Developing           Quality
                                            Growth              Bond
                                          Portfolio B         Portfolio
                                      -------------------- ----------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2003
  Units                                                             455,059
  Unit Fair Value, Lowest to
   Highest/1/                                              $13.01 to $14.78
  Net Assets (In Thousands)                                          $6,710
  Investment Income Ratio to Net
   Assets/2/                                                          3.56%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/                          0.85% to 1.40%
  Total Return, Lowest to Highest/4/                         3.11% to 2.55%

December 31, 2002
  Units                                             43,484          564,014
  Unit Fair Value, Lowest to
   Highest/1/                               $7.36 to $7.48 $12.62 to $14.41
  Net Assets (In Thousands)                           $323           $8,115
  Investment Income Ratio to Net
   Assets/2/                                         0.00%            4.72%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.80%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/  (30.40%) to (29.74%)   7.44% to 8.03%

December 31, 2001
  Units                                             11,841          606,269
  Unit Fair Value, Lowest to
   Highest/1/                             $10.58 to $10.64 $11.68 to $13.41
  Net Assets (In Thousands)                           $126           $8,129
  Investment Income Ratio to Net
   Assets/2/                                         0.00%            4.73%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.80%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/    (8.74%) to (7.87%)   5.56% to 6.17%

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                    Met Investors
                              -------------------------------------------------------------------------------

                                 JP Morgan          JP Morgan            JP Morgan            JP Morgan
                                  Quality             Select               Select             Enhanced
                              Bond Portfolio B   Equity Portfolio    Equity Portfolio B    Index Portfolio
                              ---------------- -------------------- -------------------- --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2003
  Units                                330,145              728,149               40,804
  Unit Fair Value, Lowest to
   Highest/1/                 $14.90 to $14.52      $9.03 to $15.21     $15.32 to $14.94
  Net Assets (In Thousands)             $4,846              $11,032                 $618
  Investment Income Ratio to
   Net Assets/2/                         4.93%                0.60%                0.43%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/         0.85% to 1.80%       0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                   2.88% to 1.91%     32.37% to 31.64%     32.07% to 30.83%

December 31, 2002
  Units                                196,386              838,784               43,054            1,124,941
  Unit Fair Value, Lowest to
   Highest/1/                 $14.25 to $14.48      $6.82 to $11.55     $11.42 to $11.60      $6.15 to $12.71
  Net Assets (In Thousands)             $2,818               $9,658                 $496              $14,199
  Investment Income Ratio to
   Net Assets/2/                         7.86%                0.57%                0.70%                0.84%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/         0.85% to 1.80%       0.85% to 1.40%       0.85% to 1.80%       0.85% to 1.40%
  Total Return, Lowest to
   Highest/4/                   6.66% to 7.67% (26.68%) to (26.28%) (27.15%) to (26.46%) (26.00%) to (25.59%)

December 31, 2001
  Units                                 41,011            1,080,409               30,247            1,484,963
  Unit Fair Value, Lowest to
   Highest/1/                 $13.36 to $13.45      $9.25 to $15.75     $15.67 to $15.77      $8.27 to $17.18
  Net Assets (In Thousands)               $550              $16,948                 $476              $25,355
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of               0.99%                0.48%                0.17%                0.82%
  Average Net Assets, Lowest
   to Highest/3/                0.85% to 1.80%       0.85% to 1.40%       0.85% to 1.80%       0.85% to 1.40%
  Total Return, Lowest to
   Highest/4/                   4.92% to 5.93%   (7.33%) to (6.82%)   (8.01%) to (7.13%) (12.65%) to (12.16%)

                              ------------------------------------------

                                   JP Morgan            JP Morgan
                                   Enhanced           International
                               Index Portfolio B     Equity Portfolio
                              -------------------- --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2003
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2002
  Units                                     28,934              546,459
  Unit Fair Value, Lowest to
   Highest/1/                     $12.57 to $12.77       $5.30 to $8.69
  Net Assets (In Thousands)                   $367               $4,720
  Investment Income Ratio to
   Net Assets/2/                             1.27%                0.00%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.80%       0.85% to 1.40%
  Total Return, Lowest to
   Highest/4/                 (26.46%) to (25.75%) (17.52%) to (17.07%)

December 31, 2001
  Units                                     13,343              764,580
  Unit Fair Value, Lowest to
   Highest/1/                     $17.09 to $17.20      $6.39 to $10.54
  Net Assets (In Thousands)                   $229               $8,016
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of                   0.29%                1.30%
  Average Net Assets, Lowest
   to Highest/3/                    0.85% to 1.80%       0.85% to 1.40%
  Total Return, Lowest to
   Highest/4/                 (13.23%) to (12.40%) (21.44%) to (21.01%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                      Met Investors
                                  -----------------------------------------------------------------------------------
                                       JP Morgan                                Met/Putnam           Met/Putnam
                                     International         Met/Putnam             Capital              Capital
                                        Equity              Research           Opportunities        Opportunities
                                      Portfolio B          Portfolio B           Portfolio           Portfolio B
                                  -------------------- -------------------- -------------------- --------------------
December 31, 2005
  Units                                                                                  255,463               30,510
  Unit Fair Value, Lowest to
   Highest/1/                                                                    $8.42 to $17.91     $16.94 to $15.16
  Net Assets (In Thousands)                                                               $4,523                 $543
  Investment Income Ratio to Net
   Assets/2/                                                                               0.27%                0.16%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                                                                  0.85% to 1.40%       0.75% to 1.90%
  Total Return, Lowest to
   Highest/4/                                                                     9.15% to 8.56%       8.97% to 7.73%

December 31, 2004
  Units                                                                                  328,339               28,309
  Unit Fair Value, Lowest to
   Highest/1/                                                                    $7.71 to $16.50     $14.07 to $15.54
  Net Assets (In Thousands)                                                               $5,369                 $465
  Investment Income Ratio to Net
   Assets/2/                                                                               0.00%                0.00%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                                                                  0.85% to 1.40%       0.75% to 1.90%
  Total Return, Lowest to
   Highest/4/                                                                   17.53% to 16.89%      28.28% to 6.29%

December 31, 2003
  Units                                                             313,112              410,336               28,266
  Unit Fair Value, Lowest to
   Highest/1/                                                $7.73 to $7.67      $6.56 to $14.12     $14.22 to $13.87
  Net Assets (In Thousands)                                          $2,398               $5,750                 $397
  Investment Income Ratio to Net
   Assets/2/                                                          0.00%                0.00%                0.00%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                                             1.30% to 2.35%       0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                                              20.26% to 19.42%     27.64% to 26.94%     27.19% to 25.99%

December 31, 2002
  Units                                          6,305              104,003              471,470               27,938
  Unit Fair Value, Lowest to
   Highest/1/                           $8.59 to $8.73       $6.22 to $6.30      $5.14 to $11.12     $11.01 to $11.18
  Net Assets (In Thousands)                        $55                 $651               $5,210                 $310
  Investment Income Ratio to Net
   Assets/2/                                     0.00%                0.70%                0.08%                0.09%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                        0.85% to 1.80%       1.40% to 2.25%       0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                     (18.00%) to (17.22%) (22.58%) to (21.91%) (22.15%) to (21.72%) (22.60%) to (21.86%)

December 31, 2001
  Units                                          2,001               17,867              585,745                6,700
  Unit Fair Value, Lowest to
   Highest/1/                         $10.48 to $10.55       $8.03 to $8.07      $6.57 to $14.28     $14.22 to $14.31
  Net Assets (In Thousands)                        $21                 $142               $8,324                  $96
  Investment Income Ratio to Net
   Assets/2/                                     0.41%                0.72%                0.17%                0.03%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                        0.85% to 1.80%       1.40% to 2.25%       0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                     (22.00%) to (21.25%)   (3.99%) to (3.35%)   (9.73%) to (9.23%)  (10.27%) to (9.41%)

                                  ----------------------------------
                                  Oppenheimer      Oppenheimer
                                    Capital          Capital
                                  Appreciation     Appreciation
                                   Portfolio       Portfolio B
                                  ------------ --------------------
December 31, 2005
  Units                             190,414               1,662,013
  Unit Fair Value, Lowest to
   Highest/1/                        $10.60          $8.91 to $8.41
  Net Assets (In Thousands)          $2,018                 $14,175
  Investment Income Ratio to Net
   Assets/2/                          0.08%                   0.00%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                      1.40%          0.75% to 2.35%
  Total Return, Lowest to
   Highest/4/                         3.54%          3.93% to 2.29%

December 31, 2004
  Units                              89,775               2,151,767
  Unit Fair Value, Lowest to
   Highest/1/                        $10.24          $8.37 to $8.22
  Net Assets (In Thousands)            $919                 $17,810
  Investment Income Ratio to Net
   Assets/2/                          4.93%                   3.40%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                      1.40%          1.30% to 2.35%
  Total Return, Lowest to
   Highest/4/                         5.21%          6.26% to 3.93%

December 31, 2003
  Units                                                   1,646,831
  Unit Fair Value, Lowest to
   Highest/1/                                        $7.97 to $7.91
  Net Assets (In Thousands)                                 $13,019
  Investment Income Ratio to Net
   Assets/2/                                                  0.00%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                                     1.30% to 2.35%
  Total Return, Lowest to
   Highest/4/                                      21.75% to 20.90%

December 31, 2002
  Units                                                     422,075
  Unit Fair Value, Lowest to
   Highest/1/                                        $6.21 to $6.28
  Net Assets (In Thousands)                                  $2,639
  Investment Income Ratio to Net
   Assets/2/                                                  0.01%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                                     1.40% to 2.25%
  Total Return, Lowest to
   Highest/4/                                  (26.41%) to (25.78%)

December 31, 2001
  Units                                                      20,951
  Unit Fair Value, Lowest to
   Highest/1/                                        $8.42 to $8.47
  Net Assets (In Thousands)                                    $177
  Investment Income Ratio to Net
   Assets/2/                                                  0.08%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                                     1.40% to 2.25%
  Total Return, Lowest to
   Highest/4/                                    (3.49%) to (2.85%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                     Met Investors
                                         ------------------------------------------------------------------------------------
                                                                 PIMCO         Janus           Janus              PIMCO
                                               Money           Inflation     Aggressive     Aggressive            Total
                                              Market           Protected       Growth         Growth              Return
                                            Portfolio B     Bond Portfolio B Portfolio      Portfolio B       Bond Portfolio
                                         ------------------ ---------------- ---------- -------------------- ----------------
December 31, 2005
  Units                                                            1,139,393  167,265              1,546,320          377,259
  Unit Fair Value, Lowest to Highest/1/                     $11.25 to $10.93   $11.10         $8.06 to $7.84 $12.68 to $12.34
  Net Assets (In Thousands)                                          $12,668   $1,857                $12,324           $4,656
  Investment Income Ratio to Net
   Assets/2/                                                           0.00%    0.00%                  0.00%            0.05%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                               1.30% to 2.35%    1.40%         1.30% to 2.35%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/                        0.08% to (0.96%)   12.27%       12.11% to 10.95%   1.60% to 1.04%

December 31, 2004
  Units                                             945,457        1,298,329  207,451              1,926,130          433,047
  Unit Fair Value, Lowest to Highest/1/     $10.20 to $9.79 $11.24 to $11.04    $9.89         $7.19 to $7.06 $12.48 to $12.21
  Net Assets (In Thousands)                          $9,317          $14,486   $2,052                $13,736           $5,291
  Investment Income Ratio to Net
   Assets/2/                                          0.66%            5.15%    0.00%                  0.00%            1.08%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/              0.75% to 2.35%   1.30% to 2.35%    1.40%         1.30% to 2.35%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/       0.02% to (1.70%)   7.60% to 6.47%    7.30%         8.75% to 5.92%   4.36% to 3.78%

December 31, 2003
  Units                                             994,912          987,643                         813,652
  Unit Fair Value, Lowest to Highest/1/     $10.17 to $9.96 $10.44 to $10.37                  $6.72 to $6.67
  Net Assets (In Thousands)                          $9,901          $10,285                          $5,421
  Investment Income Ratio to Net
   Assets/2/                                          0.39%            0.77%                           0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/              0.85% to 2.35%   1.30% to 2.35%                  1.30% to 2.35%
  Total Return, Lowest to Highest/4/     (0.42%) to (1.33%)   4.43% to 3.70%                22.00% to 21.15%

December 31, 2002
  Units                                             598,780                                          174,539
  Unit Fair Value, Lowest to Highest/1/    $10.00 to $10.21                                   $5.14 to $5.20
  Net Assets (In Thousands)                          $6,031                                             $903
  Investment Income Ratio to Net
   Assets/2/                                          0.87%                                            0.01%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/              0.85% to 2.25%                                   1.40% to 2.25%
  Total Return, Lowest to Highest/4/       (1.15%) to 0.24%                             (29.44%) to (28.84%)

December 31, 2001
  Units                                             111,815                                            5,742
  Unit Fair Value, Lowest to Highest/1/    $10.10 to $10.19                                   $7.27 to $7.31
  Net Assets (In Thousands)                          $1,132                                              $42
  Investment Income Ratio to Net
   Assets/2/                                          0.67%                                            0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/              0.85% to 2.25%                                   1.40% to 2.25%
  Total Return, Lowest to Highest/4/         0.67% to 1.66%                              (10.51%) to (9.91%)

                                         -----------------
                                              PIMCO
                                              Total
                                              Return
                                         Bond Portfolio B
                                         ----------------
December 31, 2005
  Units                                         2,614,749
  Unit Fair Value, Lowest to Highest/1/  $12.59 to $11.89
  Net Assets (In Thousands)                       $31,651
  Investment Income Ratio to Net
   Assets/2/                                        0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            0.75% to 2.35%
  Total Return, Lowest to Highest/4/     1.49% to (0.12%)

December 31, 2004
  Units                                         2,693,428
  Unit Fair Value, Lowest to Highest/1/  $12.40 to $11.90
  Net Assets (In Thousands)                       $32,347
  Investment Income Ratio to Net
   Assets/2/                                        6.91%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            0.75% to 2.35%
  Total Return, Lowest to Highest/4/       4.10% to 2.54%

December 31, 2003
  Units                                         1,932,340
  Unit Fair Value, Lowest to Highest/1/  $11.69 to $11.61
  Net Assets (In Thousands)                       $22,410
  Investment Income Ratio to Net
   Assets/2/                                        1.64%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            1.30% to 2.35%
  Total Return, Lowest to Highest/4/     0.64% to (0.06%)

December 31, 2002
  Units                                           619,041
  Unit Fair Value, Lowest to Highest/1/  $11.22 to $11.36
  Net Assets (In Thousands)                        $6,997
  Investment Income Ratio to Net
   Assets/2/                                        0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            1.40% to 2.25%
  Total Return, Lowest to Highest/4/       6.86% to 7.77%

December 31, 2001
  Units                                             7,235
  Unit Fair Value, Lowest to Highest/1/  $10.48 to $10.54
  Net Assets (In Thousands)                           $76
  Investment Income Ratio to Net
   Assets/2/                                        1.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            1.40% to 2.25%
  Total Return, Lowest to Highest/4/       3.18% to 3.87%

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                   Met Investors
                               ------------------------------------------------------------------------------------------------
                                       RCM              T. Rowe            T. Rowe              MFS                MFS
                                     Global              Price              Price            Research           Research
                                   Technology           Mid-Cap            Mid-Cap         International      International
                                   Portfolio B      Growth Portfolio  Growth Portfolio B     Portfolio         Portfolio B
                               -------------------- ---------------- -------------------- ---------------- --------------------
December 31, 2005
  Units                                     219,715          270,568            1,537,676          338,829            1,266,878
  Unit Fair Value, Lowest to
   Highest/1/                        $4.76 to $4.63   $8.15 to $7.99       $8.30 to $7.84 $18.32 to $12.72     $13.26 to $12.53
  Net Assets (In Thousands)                  $1,031           $2,190              $12,242           $6,083              $16,162
  Investment Income Ratio to
   Net Assets/2/                              0.00%            0.00%                0.00%            0.56%                0.40%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.30% to 2.35%   1.40% to 1.80%       0.75% to 2.35%   0.85% to 1.80%       0.75% to 2.35%
  Total Return, Lowest to
   Highest/4/                        9.59% to 8.44% 13.28% to 12.83%     13.77% to 11.97% 15.78% to 14.69%     15.55% to 13.73%

December 31, 2004
  Units                                     327,752          328,760            1,539,977          351,741            1,059,008
  Unit Fair Value, Lowest to
   Highest/1/                        $4.35 to $4.27   $7.19 to $7.08       $7.22 to $7.00 $15.82 to $11.09     $11.48 to $11.01
  Net Assets (In Thousands)                  $1,409           $2,353              $10,866           $5,482              $11,761
  Investment Income Ratio to
   Net Assets/2/                              0.08%            0.00%                0.00%            0.22%                0.27%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.30% to 2.35%   1.40% to 1.80%       0.85% to 2.35%   0.85% to 1.80%       0.75% to 2.35%
  Total Return, Lowest to
   Highest/4/                    (5.55%) to (6.54%) 16.51% to 16.04%     16.82% to 15.08% 18.71% to 17.58%     15.31% to 16.78%

December 31, 2003
  Units                                     207,465                -            1,363,312          368,393              461,284
  Unit Fair Value, Lowest to
   Highest/1/                        $4.60 to $4.57         $- to $-       $6.18 to $6.09 $13.33 to $13.28       $9.58 to $9.43
  Net Assets (In Thousands)                    $947               $-               $8,294           $4,892               $4,345
  Investment Income Ratio to
   Net Assets/2/                              0.00%            0.00%                0.00%            0.80%                0.90%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.30% to 2.35%   0.00% to 0.00%       0.85% to 2.35%   0.85% to 1.40%       0.85% to 2.35%
  Total Return, Lowest to
   Highest/4/                      39.26% to 38.29%   0.00% to 0.00%     35.48% to 27.90% 33.30% to 32.80%     30.93% to 28.59%

December 31, 2002
  Units                                      86,859                               274,466                               193,659
  Unit Fair Value, Lowest to
   Highest/1/                        $2.92 to $2.96                        $4.49 to $4.56                        $7.20 to $7.32
  Net Assets (In Thousands)                    $256                                $1,240                                $1,404
  Investment Income Ratio to
   Net Assets/2/                              0.00%                                 0.00%                                 0.26%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.40% to 2.25%                        0.85% to 2.25%                        1.40% to 2.25%
  Total Return, Lowest to
   Highest/4/                  (51.83%) to (51.42%)                  (45.29%) to (44.51%)                  (13.77%) to (12.55%)

December 31, 2001
  Units                                      14,393                                 7,936                                11,316
  Unit Fair Value, Lowest to
   Highest/1/                        $6.06 to $6.09                        $8.19 to $8.24                        $8.34 to $8.38
  Net Assets (In Thousands)                     $87                                   $65                                   $95
  Investment Income Ratio to
   Net Assets/2/                              0.00%                                 0.00%                                 0.22%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.40% to 2.25%                        1.40% to 2.25%                        1.40% to 2.25%
  Total Return, Lowest to
   Highest/4/                  (17.00%) to (16.44%)                    (1.66%) to (1.00%)                    (6.32%) to (5.69%)

                               ---------------------
                                       AIM
                                    Small-Cap
                                     Growth
                                   Portfolio B
                               --------------------
December 31, 2005
  Units                                     789,854
  Unit Fair Value, Lowest to
   Highest/1/                      $13.04 to $12.68
  Net Assets (In Thousands)                 $10,183
  Investment Income Ratio to
   Net Assets/2/                              0.00%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.30% to 2.35%
  Total Return, Lowest to
   Highest/4/                        6.87% to 5.76%

December 31, 2004
  Units                                     571,265
  Unit Fair Value, Lowest to
   Highest/1/                      $12.20 to $11.99
  Net Assets (In Thousands)                  $6,898
  Investment Income Ratio to
   Net Assets/2/                              0.00%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.30% to 2.35%
  Total Return, Lowest to
   Highest/4/                        5.05% to 3.95%

December 31, 2003
  Units                                     486,382
  Unit Fair Value, Lowest to
   Highest/1/                      $11.61 to $11.53
  Net Assets (In Thousands)                  $5,609
  Investment Income Ratio to
   Net Assets/2/                              0.00%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.30% to 2.35%
  Total Return, Lowest to
   Highest/4/                      33.33% to 32.40%

December 31, 2002
  Units                                     163,481
  Unit Fair Value, Lowest to
   Highest/1/                        $8.38 to $8.47
  Net Assets (In Thousands)                  $1,380
  Investment Income Ratio to
   Net Assets/2/                              0.00%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.40% to 2.25%
  Total Return, Lowest to
   Highest/4/                  (29.12%) to (28.51%)

December 31, 2001
  Units                                       4,324
  Unit Fair Value, Lowest to
   Highest/1/                      $11.83 to $11.85
  Net Assets (In Thousands)                     $51
  Investment Income Ratio to
   Net Assets/2/                              0.00%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                     1.40% to 2.25%
  Total Return, Lowest to
   Highest/4/                      18.30% to 18.52%

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                        Met Investors
                                            --------------------------------------------------------------------
                                                                       Harris          Met/AIM       Third
                                                  Lazard               Oakmark        Small-Cap     Avenue
                                                  Mid-Cap           International      Growth      Small-Cap
                                                Portfolio B          Portfolio B      Portfolio Value Portfolio
                                            -------------------- -------------------- --------- ----------------
December 31, 2005
  Units                                                  252,387              694,932  40,203             24,670
  Unit Fair Value, Lowest to Highest/1/         $14.50 to $14.10     $15.78 to $15.34   $7.46   $16.49 to $16.13
  Net Assets (In Thousands)                               $3,607              $10,792    $300               $445
  Investment Income Ratio to Net Assets/2/                 0.06%                0.00%   0.00%              0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.30% to 2.35%       1.30% to 2.35%   1.40%     1.30% to 1.90%
  Total Return, Lowest to Highest/4/              6.67% to 5.56%     12.77% to 11.59%  14.07%   18.70% to 18.23%

December 31, 2004
  Units                                                  311,710              750,426
  Unit Fair Value, Lowest to Highest/1/         $13.59 to $13.35     $13.99 to $13.75
  Net Assets (In Thousands)                               $4,192              $10,393
  Investment Income Ratio to Net Assets/2/                 0.00%                0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.30% to 2.35%       1.30% to 2.35%
  Total Return, Lowest to Highest/4/            12.92% to 11.74%     18.96% to 17.72%

December 31, 2003
  Units                                                  361,906              556,151
  Unit Fair Value, Lowest to Highest/1/         $12.03 to $11.95     $11.76 to $11.68
  Net Assets (In Thousands)                               $4,326               $6,500
  Investment Income Ratio to Net Assets/2/                 1.45%                1.67%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.30% to 2.35%       1.30% to 2.35%
  Total Return, Lowest to Highest/4/            23.70% to 22.83%     34.41% to 33.47%

December 31, 2002
  Units                                                   82,588               67,294
  Unit Fair Value, Lowest to Highest/1/           $9.57 to $9.67       $8.74 to $8.83
  Net Assets (In Thousands)                                 $796                 $592
  Investment Income Ratio to Net Assets/2/                 0.02%                0.25%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 2.25%       1.40% to 2.25%
  Total Return, Lowest to Highest/4/        (12.80%) to (12.06%) (19.92%) to (19.23%)

December 31, 2001
  Units                                                    3,175                1,652
  Unit Fair Value, Lowest to Highest/1/         $10.97 to $10.99     $10.91 to $10.94
  Net Assets (In Thousands)                                  $35                  $18
  Investment Income Ratio to Net Assets/2/                 0.00%                0.08%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 2.25%       1.40% to 2.25%
  Total Return, Lowest to Highest/4/              9.70% to 9.91%       9.15% to 9.36%

                                            ---------------------------------
                                                   Third          Neuberger
                                                  Avenue           Berman
                                                 Small-Cap       Real Estate
                                             Value Portfolio B    Portfolio
                                            -------------------- -----------
December 31, 2005
  Units                                                  571,711   39,242
  Unit Fair Value, Lowest to Highest/1/         $16.35 to $15.90   $20.93
  Net Assets (In Thousands)                               $9,232     $821
  Investment Income Ratio to Net Assets/2/                 0.00%    0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.30% to 2.35%    1.40%
  Total Return, Lowest to Highest/4/            13.99% to 12.80%   15.05%

December 31, 2004
  Units                                                  647,400
  Unit Fair Value, Lowest to Highest/1/         $14.35 to $14.10
  Net Assets (In Thousands)                               $9,209
  Investment Income Ratio to Net Assets/2/                 1.29%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.30% to 2.35%
  Total Return, Lowest to Highest/4/            24.87% to 23.56%

December 31, 2003
  Units                                                  653,846
  Unit Fair Value, Lowest to Highest/1/         $11.49 to $11.41
  Net Assets (In Thousands)                               $7,472
  Investment Income Ratio to Net Assets/2/                 0.48%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.30% to 2.35%
  Total Return, Lowest to Highest/4/            35.61% to 34.67%

December 31, 2002
  Units                                                   82,338
  Unit Fair Value, Lowest to Highest/1/           $8.19 to $8.23
  Net Assets (In Thousands)                                 $676
  Investment Income Ratio to Net Assets/2/                 0.38%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 2.25%
  Total Return, Lowest to Highest/4/        (18.14%) to (17.68%)

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                     Met Investors
                                         ------------------------------------------------------------------------------------
                                            Neuberger         Turner        Goldman Sachs      Defensive         Moderate
                                             Berman           Mid-Cap          Mid-Cap         Strategy          Strategy
                                           Real Estate        Growth            Value           Fund of          Fund of
                                           Portfolio B      Portfolio B      Portfolio B        Fund B            Fund B
                                         ---------------- ---------------- ---------------- ---------------- ----------------
December 31, 2005
  Units                                           548,137           86,600          173,267          448,336        2,689,712
  Unit Fair Value, Lowest to Highest/1/  $14.49 to $14.11 $12.34 to $12.01 $13.43 to $13.08 $10.43 to $10.30 $10.69 to $10.56
  Net Assets (In Thousands)                        $7,837           $1,052           $2,291           $4,652          $28,627
  Investment Income Ratio to Net
   Assets/2/                                        0.00%            0.00%            0.67%            0.87%            1.31%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            0.75% to 2.35%   0.75% to 2.35%   0.75% to 2.35%   1.30% to 2.35%   1.30% to 2.35%
  Total Return, Lowest to Highest/4/     12.44% to 10.66%  10.53% to 8.78%  11.70% to 9.93%   3.13% to 2.06%   4.45% to 3.36%

December 31, 2004
  Units                                           209,815          134,802          175,141          273,188          764,679
  Unit Fair Value, Lowest to Highest/1/  $12.89 to $12.75 $11.16 to $11.04 $12.02 to $11.90 $10.11 to $10.10 $10.23 to $10.22
  Net Assets (In Thousands)                        $2,687           $1,495           $2,093           $2,761           $7,820
  Investment Income Ratio to Net
   Assets/2/                                        5.95%            0.00%            1.51%            9.60%            7.04%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            0.75% to 2.35%   0.75% to 2.35%   0.75% to 2.35%   1.30% to 2.35%   1.30% to 2.35%
  Total Return, Lowest to Highest/4/     28.90% to 27.55% 11.64% to 10.47% 20.24% to 18.98%   1.13% to 1.59%   2.33% to 2.08%

December 31, 2003
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2002
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                         -----------------
                                             Balanced
                                             Strategy
                                             Fund of
                                              Fund B
                                         ----------------
December 31, 2005
  Units                                         7,822,973
  Unit Fair Value, Lowest to Highest/1/  $10.99 to $10.86
  Net Assets (In Thousands)                       $85,584
  Investment Income Ratio to Net
   Assets/2/                                        1.36%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            1.30% to 2.35%
  Total Return, Lowest to Highest/4/       5.74% to 4.64%

December 31, 2004
  Units                                         3,117,330
  Unit Fair Value, Lowest to Highest/1/  $10.40 to $10.38
  Net Assets (In Thousands)                       $32,389
  Investment Income Ratio to Net
   Assets/2/                                        4.94%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            1.30% to 2.35%
  Total Return, Lowest to Highest/4/       3.97% to 2.97%

December 31, 2003
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2002
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                      Met Investors
                                         ------------------------------------------------------------------------------------
                                              Growth         Aggressive          Van           Cyclical         Cyclical
                                             Strategy         Strategy         Kampen           Growth         Growth and
                                             Fund of          Fund of         Comstock            ETF          Income ETF
                                              Fund B           Fund B        Portfolio B      Portfolio B      Portfolio B
                                         ---------------- ---------------- ---------------- ---------------- ----------------
December 31, 2005
  Units                                         6,681,818          665,696          303,632            3,990            6,658
  Unit Fair Value, Lowest to Highest/1/  $11.43 to $11.29 $11.65 to $11.51 $10.52 to $10.41 $10.17 to $10.16 $10.13 to $10.12
  Net Assets (In Thousands)                       $75,989           $7,713           $3,184              $41              $67
  Investment Income Ratio to Net
   Assets/2/                                        1.19%            0.85%            3.03%            0.00%            0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/        1.30% to 2.35%   1.30% to 2.35%   0.75% to 2.35%   1.30% to 1.90%   1.30% to 1.90%
  Total Return, Lowest to Highest/4/       7.72% to 6.60%   8.96% to 7.82%   5.22% to 4.11%   1.71% to 1.56%   1.33% to 1.17%

December 31, 2004
  Units                                         3,436,681          442,136
  Unit Fair Value, Lowest to Highest/1/  $10.61 to $10.59 $10.69 to $10.68
  Net Assets (In Thousands)                       $36,432           $4,724
  Investment Income Ratio to Net
   Assets/2/                                        3.23%            1.18%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/        1.30% to 2.35%   1.30% to 2.35%
  Total Return, Lowest to Highest/4/       6.08% to 3.45%   6.93% to 3.67%

December 31, 2003
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2002
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                         -------------------
                                            Legg Mason
                                               Value
                                              Equity
                                            Portfolio B
                                         ------------------
December 31, 2005
  Units                                                   -
  Unit Fair Value, Lowest to Highest/1/    $10.63 to $10.61
  Net Assets (In Thousands)                              $-
  Investment Income Ratio to Net
   Assets/2/                                          0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/          1.30% to 2.35%
  Total Return, Lowest to Highest/4/     (1.34%) to (1.37%)

December 31, 2004
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2003
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2002
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                         GACC                                         Russell
                                            ------------------------------- --------------------------------------------
                                                 Money        Multi-Style     Aggressive
                                                 Market         Equity          Equity        Non-U.S.      Core Bond
                                                  Fund           Fund            Fund           Fund          Fund
                                            ---------------- -------------- -------------- -------------- --------------
December 31, 2005
  Units                                                             277,883         43,722        113,408        169,522
  Unit Fair Value, Lowest to Highest/1/                              $11.88         $13.40         $14.29         $13.96
  Net Assets (In Thousands)                                          $3,300           $586         $1,620         $2,367
  Investment Income Ratio to Net Assets/2/                            1.09%          0.16%          1.60%          3.49%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                                       1.40%          1.40%          1.40%          1.40%
  Total Return, Lowest to Highest/4/                                  5.78%          4.89%         12.11%          0.60%

December 31, 2004
  Units                                                             337,256         64,676        145,232        199,538
  Unit Fair Value, Lowest to Highest/1/                              $11.23         $12.78         $12.74         $13.88
  Net Assets (In Thousands)                                          $3,786           $826         $1,851         $2,769
  Investment Income Ratio to Net Assets/2/                            0.76%          0.16%          1.80%          3.45%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                                       1.40%          1.40%          1.40%          1.40%
  Total Return, Lowest to Highest/4/                                  8.28%         13.13%         16.65%          3.21%

December 31, 2003
  Units                                                             404,799         83,897        192,864        268,670
  Unit Fair Value, Lowest to Highest/1/                              $10.37         $11.29         $10.92         $13.45
  Net Assets (In Thousands)                                          $4,185           $945         $2,100         $3,598
  Investment Income Ratio to Net Assets/2/                            0.74%          0.10%          2.68%          3.57%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                              1.40% to 1.40% 1.40% to 1.40% 1.40% to 1.40% 1.40% to 1.40%
  Total Return, Lowest to Highest/4/                                 27.07%         43.58%         36.86%          4.68%

December 31, 2002
  Units                                              270,289        425,735         91,516        206,107        278,477
  Unit Fair Value, Lowest to Highest/1/     $10.93 to $12.44          $8.16          $7.87          $7.98         $12.85
  Net Assets (In Thousands)                           $3,339         $3,468           $719         $1,642         $3,568
  Investment Income Ratio to Net Assets/2/             2.92%          0.60%          0.00%          1.51%          2.92%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/               0.85% to 1.40%          1.40%          1.40%          1.40%          1.40%
  Total Return, Lowest to Highest/4/          0.23% to 0.78%       (24.26%)       (20.18%)       (16.33%)          7.33%

December 31, 2001
  Units                                              312,440        449,009         97,584        221,826        315,747
  Unit Fair Value, Lowest to Highest/1/     $10.85 to $12.41         $10.77          $9.86          $9.54         $11.97
  Net Assets (In Thousands)                           $3,878         $4,829           $960         $2,112         $3,770
  Investment Income Ratio to Net Assets/2/             0.00%          0.46%          0.11%          0.63%          5.96%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/               0.85% to 1.40%          1.40%          1.40%          1.40%          1.40%
  Total Return, Lowest to Highest/4/          2.59% to 3.20%       (15.41%)        (3.73%)       (23.12%)          5.91%

                                            ---------------
                                             Real Estate
                                             Securities
                                                Fund
                                            --------------
December 31, 2005
  Units                                             13,869
  Unit Fair Value, Lowest to Highest/1/             $25.72
  Net Assets (In Thousands)                           $357
  Investment Income Ratio to Net Assets/2/           2.01%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                      1.40%
  Total Return, Lowest to Highest/4/                11.39%

December 31, 2004
  Units                                             18,880
  Unit Fair Value, Lowest to Highest/1/             $23.09
  Net Assets (In Thousands)                           $436
  Investment Income Ratio to Net Assets/2/           2.60%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                      1.40%
  Total Return, Lowest to Highest/4/                33.01%

December 31, 2003
  Units                                             23,129
  Unit Fair Value, Lowest to Highest/1/             $17.36
  Net Assets (In Thousands)                           $399
  Investment Income Ratio to Net Assets/2/           5.18%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/             1.40% to 1.40%
  Total Return, Lowest to Highest/4/                35.30%

December 31, 2002
  Units                                             25,541
  Unit Fair Value, Lowest to Highest/1/             $12.83
  Net Assets (In Thousands)                           $327
  Investment Income Ratio to Net Assets/2/           5.11%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                      1.40%
  Total Return, Lowest to Highest/4/                 2.36%

December 31, 2001
  Units                                             29,148
  Unit Fair Value, Lowest to Highest/1/             $12.54
  Net Assets (In Thousands)                           $364
  Investment Income Ratio to Net Assets/2/           5.17%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                      1.40%
  Total Return, Lowest to Highest/4/                 6.33%

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                          AIM
                             -----------------------------------------------------------------------------------
                                   Capital              Capital           International        International
                                 Appreciation         Appreciation           Growth               Growth
                                     Fund                Fund B               Fund                Fund B
                             -------------------- -------------------- -------------------- --------------------
December 31, 2005
  Units                                   202,445                8,314               24,660               59,995
  Unit Fair Value, Lowest
   to Highest/1/                  $6.54 to $11.80     $22.78 to $21.11      $9.19 to $14.11     $21.15 to $19.61
  Net Assets (In Thousands)                $2,248                 $106                 $343               $1,004
  Investment Income Ratio
   to Net Assets/2/                         0.06%                0.00%                0.64%                1.02%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/            0.85% to 1.80%       1.30% to 1.90%       0.85% to 1.80%       1.30% to 1.90%
  Total Return, Lowest to
   Highest/4/                      7.92% to 6.90%       7.18% to 6.54%     16.93% to 15.83%     16.19% to 15.49%

December 31, 2004
  Units                                   235,067               10,413               28,358                8,038
  Unit Fair Value, Lowest
   to Highest/1/                  $6.06 to $11.03     $21.25 to $19.81      $7.86 to $12.18     $18.21 to $16.98
  Net Assets (In Thousands)                $2,456                 $116                 $340                  $98
  Investment Income Ratio
   to Net Assets/2/                         0.00%                0.00%                0.57%                0.59%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/            0.85% to 1.80%       1.30% to 1.90%       0.85% to 1.80%       1.30% to 1.90%
  Total Return, Lowest to
   Highest/4/                      5.72% to 4.72%       4.96% to 4.33%     22.95% to 21.79%     18.13% to 17.66%

December 31, 2003
  Units                                   263,868               10,879               41,405                5,482
  Unit Fair Value, Lowest
   to Highest/1/                  $5.74 to $10.54     $10.61 to $10.50      $6.39 to $10.00      $10.06 to $9.95
  Net Assets (In Thousands)                $2,638                 $115                 $409                  $55
  Investment Income Ratio
   to Net Assets/2/                         0.00%                0.00%                0.51%                0.51%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/            0.85% to 1.80%       1.40% to 1.80%       0.85% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                    28.42% to 27.21%     27.39% to 26.88%     27.97% to 26.76%     26.81% to 26.31%

December 31, 2002
  Units                                   304,127                2,472               49,469                1,735
  Unit Fair Value, Lowest
   to Highest/1/                   $4.47 to $8.40       $8.27 to $8.33       $5.00 to $8.00       $7.87 to $7.93
  Net Assets (In Thousands)                $2,370                  $21                 $385                  $14
  Investment Income Ratio
   to Net Assets/2/                         0.00%                0.00%                0.49%                0.94%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/            0.85% to 1.80%       1.40% to 1.80%       0.85% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                (25.71%) to (25.00%) (25.85%) to (25.55%) (17.18%) to (16.39%) (17.43%) to (17.10%)

December 31, 2001
  Units                                   349,426                                    68,447
  Unit Fair Value, Lowest
   to Highest/1/                  $5.96 to $11.21                            $5.98 to $9.58
  Net Assets (In Thousands)                $3,675                                      $628
  Investment Income Ratio
   to Net Assets/2/                         0.00%                                     0.33%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/            0.85% to 1.80%                            0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                (24.66%) to (23.93%)                      (24.91%) to (24.18%)

                             ------------------------------------------
                                   Premier              Premier
                                   Equity               Equity
                                    Fund                Fund B
                             -------------------- --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest
   to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio
   to Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2004
  Units                                     9,470
  Unit Fair Value, Lowest
   to Highest/1/                 $10.75 to $10.59
  Net Assets (In Thousands)                  $101
  Investment Income Ratio
   to Net Assets/2/                         0.03%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/            1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                      4.30% to 3.88%

December 31, 2003
  Units                                   397,987               58,086
  Unit Fair Value, Lowest
   to Highest/1/                  $6.17 to $10.20      $6.14 to $10.15
  Net Assets (In Thousands)                $3,869                 $395
  Investment Income Ratio
   to Net Assets/2/                         0.29%                0.28%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/            0.85% to 1.80%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                    24.02% to 22.85%     23.77% to 22.60%

December 31, 2002
  Units                                   472,364               30,604
  Unit Fair Value, Lowest
   to Highest/1/                   $4.97 to $8.41       $4.96 to $8.39
  Net Assets (In Thousands)                $3,696                 $171
  Investment Income Ratio
   to Net Assets/2/                         0.30%                0.68%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/            0.85% to 1.80%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                (31.51%) to (30.85%) (31.70%) to (31.05%)

December 31, 2001
  Units                                   541,748
  Unit Fair Value, Lowest
   to Highest/1/                  $7.19 to $12.18
  Net Assets (In Thousands)                $6,311
  Investment Income Ratio
   to Net Assets/2/                         0.14%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/            0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                (14.12%) to (13.31%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                         Alliance
                                            ------------------------------------------------------------------------------
                                             Premier        Premier         Bernstein     Bernstein         Bernstein
                                             Growth         Growth         Real Estate   Real Estate        Small-Cap
                                            Portfolio     Portfolio B       Portfolio     Portfolio        Portfolio B
                                            --------- -------------------- ----------- ---------------- ------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units                                                                      46,180             275,565
  Unit Fair Value, Lowest to Highest/1/                                      $18.99    $20.86 to $20.41
  Net Assets (In Thousands)                                                    $877              $5,199
  Investment Income Ratio to Net Assets/2/                                    2.14%               2.22%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                                               1.40%      1.30% to 1.90%
  Total Return, Lowest to Highest/4/                                         33.74%    33.53% to 36.66%

December 31, 2003
  Units                                      218,641               728,968   61,311             241,586             17,193
  Unit Fair Value, Lowest to Highest/1/       $10.68      $10.59 to $10.48   $14.20    $14.10 to $13.95   $14.23 to $14.08
  Net Assets (In Thousands)                   $2,336                $7,696     $871              $3,396               $244
  Investment Income Ratio to Net Assets/2/     0.00%                 0.00%    2.65%               2.38%              0.51%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                1.40%        1.40% to 1.80%    1.40%      1.40% to 1.80%     1.40% to 1.80%
  Total Return, Lowest to Highest/4/          21.95%      21.65% to 21.17%   37.36%    37.09% to 36.55%   38.94% to 38.38%

December 31, 2002
  Units                                      251,537               365,675   74,299             121,702             10,480
  Unit Fair Value, Lowest to Highest/1/        $8.76        $8.65 to $8.71   $10.34    $10.21 to $10.28   $10.18 to $10.24
  Net Assets (In Thousands)                   $2,204                $3,176     $766              $1,248               $107
  Investment Income Ratio to Net Assets/2/     0.00%                 0.00%    2.45%               2.46%              0.14%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                1.40%        1.40% to 1.80%    1.40%      1.40% to 1.80%     1.40% to 1.80%
  Total Return, Lowest to Highest/4/        (31.61%)  (32.08%) to (31.80%)    1.18%      0.48% to 0.89% (8.04%) to (7.68%)

December 31, 2001
  Units                                      283,937               106,580   81,215              46,011              2,010
  Unit Fair Value, Lowest to Highest/1/       $12.81      $12.73 to $12.77   $10.22    $10.16 to $10.19   $11.07 to $11.10
  Net Assets (In Thousands)                   $3,637                $1,358     $830                $468                $22
  Investment Income Ratio to Net Assets/2/     0.00%                 0.00%    3.21%               0.33%              0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                1.40%        1.40% to 1.80%    1.40%      1.40% to 1.80%     1.40% to 1.80%
  Total Return, Lowest to Highest/4/        (18.37%)  (18.88%) to (18.56%)    9.25%    12.37% to 12.68%   10.66% to 10.96%

                                            ---------------------
                                                 Bernstein
                                                   Value
                                                Portfolio B
                                            --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2003
  Units                                                    6,137
  Unit Fair Value, Lowest to Highest/1/         $10.85 to $10.73
  Net Assets (In Thousands)                                  $66
  Investment Income Ratio to Net Assets/2/                 0.74%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%
  Total Return, Lowest to Highest/4/            26.68% to 26.17%

December 31, 2002
  Units                                                    5,322
  Unit Fair Value, Lowest to Highest/1/           $8.51 to $8.56
  Net Assets (In Thousands)                                  $45
  Investment Income Ratio to Net Assets/2/                 0.10%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%
  Total Return, Lowest to Highest/4/        (14.51%) to (14.16%)

December 31, 2001
  Units                                                       66
  Unit Fair Value, Lowest to Highest/1/           $9.95 to $9.98
  Net Assets (In Thousands)                                   $1
  Investment Income Ratio to Net Assets/2/                 0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%
  Total Return, Lowest to Highest/4/          (0.50%) to (0.24%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                    Liberty                                         Goldman Sachs
                              -------------------- --------------------------------------------------------------
                                    Newport              Growth            International           Internet
                                  Tiger Fund,              and                Equity              Tollkeeper
                                Variable Series        Income Fund             Fund                  Fund
                              -------------------- -------------------- -------------------- --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2003
  Units                                      6,585               22,500               23,216
  Unit Fair Value, Lowest to
   Highest/1/                     $12.04 to $11.91       $9.28 to $9.18     $10.48 to $10.37
  Net Assets (In Thousands)                    $79                 $209                 $243
  Investment Income Ratio to
   Net Assets/2/                             0.02%                1.33%                4.20%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             1.40% to 1.80%       1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                     42.78% to 42.21%     22.63% to 22.14%     33.61% to 33.08%

December 31, 2002
  Units                                      6,888               23,127               24,711
  Unit Fair Value, Lowest to
   Highest/1/                       $8.37 to $8.43       $7.52 to $7.57       $7.79 to $7.84
  Net Assets (In Thousands)                    $58                 $175                 $194
  Investment Income Ratio to
   Net Assets/2/                             1.18%                1.29%                0.95%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             1.40% to 1.80%       1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                 (18.45%) to (18.12%) (12.92%) to (12.57%) (19.80%) to (19.47%)

December 31, 2001
  Units                                      7,325               35,421               33,620               21,869
  Unit Fair Value, Lowest to
   Highest/1/                     $10.27 to $10.30       $8.63 to $8.66       $9.71 to $9.74       $4.25 to $4.26
  Net Assets (In Thousands)                    $75                 $307                 $327                  $93
  Investment Income Ratio to
   Net Assets/2/                             0.80%                0.43%                1.43%                0.00%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             1.40% to 1.80%       1.40% to 1.80%       1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                 (19.95%) to (19.61%) (10.96%) to (10.60%) (23.66%) to (23.35%) (34.87%) to (34.59%)

                                                    Scudder II
                              -------------------------------------
                                   Global             Dreman
                                   Income          High Return
                                    Fund         Equity Portfolio
                              ---------------- --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to
   Net Assets/2/
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2003
  Units                                                           -
  Unit Fair Value, Lowest to
   Highest/1/                                      $12.69 to $12.69
  Net Assets (In Thousands)                                      $-
  Investment Income Ratio to
   Net Assets/2/                                              3.73%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/                              1.40% to 1.40%
  Total Return, Lowest to
   Highest/4/                                      30.09% to 30.09%

December 31, 2002
  Units                                                          10
  Unit Fair Value, Lowest to
   Highest/1/                                        $9.76 to $9.76
  Net Assets (In Thousands)                                     $98
  Investment Income Ratio to
   Net Assets/2/                                              0.92%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/                              1.40% to 1.40%
  Total Return, Lowest to
   Highest/4/                                  (19.17%) to (19.17%)

December 31, 2001
  Units                                 10,532                   10
  Unit Fair Value, Lowest to
   Highest/1/                 $11.70 to $11.73     $12.07 to $12.07
  Net Assets (In Thousands)               $124                   $-
  Investment Income Ratio to
   Net Assets/2/                         5.65%                1.67%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/         1.40% to 1.80%       1.40% to 1.40%
  Total Return, Lowest to
   Highest/4/                   2.93% to 3.34%       0.36% to 0.36%

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                      Scudder II
                                            -------------------------------------------------------------- ---------------


                                              Small-Cap Growth     Dreman Small-Cap        Government       Bond  Research
                                                 Portfolio         Value Portfolio    Securities Portfolio Series  Series
                                            -------------------- -------------------- -------------------- ------ --------
December 31, 2005
  Units                                                   19,313                                  20,702
  Unit Fair Value, Lowest to Highest/1/           $9.53 to $9.35                        $13.61 to $13.36
  Net Assets (In Thousands)                                 $184                                    $282
  Investment Income Ratio to Net Assets/2/                 0.00%                                   4.49%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%                          1.40% to 1.80%
  Total Return, Lowest to Highest/4/              5.59% to 5.17%                          1.15% to 0.75%

December 31, 2004
  Units                                                   22,123               26,921             30,818
  Unit Fair Value, Lowest to Highest/1/           $9.02 to $8.89     $16.10 to $15.86   $13.46 to $13.26
  Net Assets (In Thousands)                                 $200                 $432               $415
  Investment Income Ratio to Net Assets/2/                 0.00%                0.89%              3.75%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%       1.40% to 1.80%     1.40% to 1.80%
  Total Return, Lowest to Highest/4/              9.48% to 9.04%     24.27% to 23.77%     2.31% to 1.90%

December 31, 2003
  Units                                                   24,288               30,583             56,381        -   67,950
  Unit Fair Value, Lowest to Highest/1/           $8.24 to $8.15     $12.95 to $12.81   $13.15 to $13.01   $13.88    $9.93
  Net Assets (In Thousands)                                 $200                 $396               $719       $-     $675
  Investment Income Ratio to Net Assets/2/                 0.00%                1.18%              2.77%    9.79%    0.67%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%       1.40% to 1.80%     1.40% to 1.80%    1.40%    1.40%
  Total Return, Lowest to Highest/4/            31.10% to 30.57%     40.06% to 39.50%     0.84% to 0.43%    7.82%   22.97%

December 31, 2002
  Units                                                   25,164               39,894             73,057       10   75,386
  Unit Fair Value, Lowest to Highest/1/           $6.24 to $6.29       $9.19 to $9.25   $12.96 to $13.04   $12.87    $8.08
  Net Assets (In Thousands)                                 $158                 $369               $934     $129     $609
  Investment Income Ratio to Net Assets/2/                 0.00%                0.38%              3.59%    5.69%    0.28%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%       1.40% to 1.80%     1.40% to 1.80%    1.40%    1.40%
  Total Return, Lowest to Highest/4/        (34.65%) to (34.39%) (12.93%) to (12.58%)     6.12% to 6.55%    7.41% (25.59%)

December 31, 2001
  Units                                                   20,776               33,649             79,079       10   93,736
  Unit Fair Value, Lowest to Highest/1/           $9.55 to $9.58     $10.55 to $10.58   $12.21 to $12.24   $11.98   $10.85
  Net Assets (In Thousands)                                 $199                 $356               $968       $-   $1,017
  Investment Income Ratio to Net Assets/2/                 0.00%                0.00%              1.97%    6.02%    0.02%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%       1.40% to 1.80%     1.40% to 1.80%    1.40%    1.40%
  Total Return, Lowest to Highest/4/        (30.08%) to (29.78%)     15.57% to 16.04%     5.57% to 6.00%    7.26% (22.35%)

                                             MFS
                                            ---------------------



                                             Research Series B
                                            --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2003
  Units                                                    4,306
  Unit Fair Value, Lowest to Highest/1/           $9.87 to $9.76
  Net Assets (In Thousands)                                  $42
  Investment Income Ratio to Net Assets/2/                 0.42%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%
  Total Return, Lowest to Highest/4/            22.64% to 22.15%

December 31, 2002
  Units                                                    4,142
  Unit Fair Value, Lowest to Highest/1/           $7.99 to $8.05
  Net Assets (In Thousands)                                  $33
  Investment Income Ratio to Net Assets/2/                 0.10%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%
  Total Return, Lowest to Highest/4/        (26.07%) to (25.77%)

December 31, 2001
  Units                                                    1,559
  Unit Fair Value, Lowest to Highest/1/         $10.81 to $10.84
  Net Assets (In Thousands)                                  $17
  Investment Income Ratio to Net Assets/2/                 0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%
  Total Return, Lowest to Highest/4/        (22.80%) to (22.49%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                                MFS
                                                          ---------------------------------------------------------------

                                                          Emerging       Emerging        High        High       Strategic
                                                           Growth         Growth        Income      Income       Income
                                                           Series        Series B       Series     Series B      Series
                                                          -------- -------------------- ------ ---------------- ---------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units                                                                                 26,879          356,714
  Unit Fair Value, Lowest to Highest/1/                                                 $12.14 $15.65 to $14.79
  Net Assets (In Thousands)                                                               $326           $4,347
  Investment Income Ratio to Net Assets/2/                                               5.22%            4.42%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                                                            1.40%   1.30% to 1.90%
  Total Return, Lowest to Highest/4/                                                     7.63%   7.41% to 6.77%

December 31, 2003
  Units                                                     52,066                2,825 42,595          285,787  12,191
  Unit Fair Value, Lowest to Highest/1/                     $10.07      $10.00 to $9.89 $11.28 $11.17 to $11.05  $12.75
  Net Assets (In Thousands)                                   $524                  $28   $481           $3,181    $155
  Investment Income Ratio to Net Assets/2/                   0.00%                0.00%  3.99%            3.34%   3.89%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                                1.40%       1.40% to 1.80%  1.40%   1.40% to 1.80%   1.40%
  Total Return, Lowest to Highest/4/                        28.42%     28.13% to 27.62% 16.32% 16.06% to 15.60%   8.85%

December 31, 2002
  Units                                                     67,529                  740 42,215          123,968   6,974
  Unit Fair Value, Lowest to Highest/1/                      $7.84       $7.75 to $7.81  $9.70   $9.56 to $9.63  $11.71
  Net Assets (In Thousands)                                   $529                   $6   $409           $1,191     $82
  Investment Income Ratio to Net Assets/2/                   0.00%                0.00%  6.79%            5.23%   0.94%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                                1.40%       1.40% to 1.80%  1.40%   1.40% to 1.80%   1.40%
  Total Return, Lowest to Highest/4/                      (34.68%) (35.04%) to (34.78%)  1.14%   0.50% to 0.90%   6.90%

December 31, 2001
  Units                                                     88,547                  356 35,874           26,086   1,378
  Unit Fair Value, Lowest to Highest/1/                     $12.00     $11.93 to $11.97  $9.59   $9.51 to $9.54  $10.95
  Net Assets (In Thousands)                                 $1,063                   $4   $344             $248     $15
  Investment Income Ratio to Net Assets/2/                   0.00%                0.00%  8.00%            0.03%   3.76%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                                1.40%       1.40% to 1.80%  1.40%   1.40% to 1.80%   1.40%
  Total Return, Lowest to Highest/4/                      (34.42%) (34.81%) to (34.55%)  0.65%  -0.20% to 0.20%   3.29%

                                                          -----------------

                                                             Strategic
                                                              Income
                                                             Series B
                                                          ----------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2003
  Units                                                             53,316
  Unit Fair Value, Lowest to Highest/1/                   $12.67 to $12.53
  Net Assets (In Thousands)                                           $675
  Investment Income Ratio to Net Assets/2/                           3.95%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                               1.40% to 1.80%
  Total Return, Lowest to Highest/4/                        8.57% to 8.13%

December 31, 2002
  Units                                                              6,733
  Unit Fair Value, Lowest to Highest/1/                   $11.59 to $11.67
  Net Assets (In Thousands)                                            $78
  Investment Income Ratio to Net Assets/2/                           0.05%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                               1.40% to 1.80%
  Total Return, Lowest to Highest/4/                        6.26% to 6.68%

December 31, 2001
  Units                                                                 36
  Unit Fair Value, Lowest to Highest/1/                   $10.91 to $10.94
  Net Assets (In Thousands)                                             $-
  Investment Income Ratio to Net Assets/2/                           3.70%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                               1.40% to 1.80%
  Total Return, Lowest to Highest/4/                        2.69% to 3.10%

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                             MFS
                                                ------------------------------------------------------------- -------

                                                Investors      Investors          New            New           Davis
                                                  Trust          Trust         Discovery      Discovery       Venture
                                                 Series        Series B         Series        Series B        Value A
                                                --------- -------------------- --------- -------------------- -------
December 31, 2005
  Units                                                                115,816                                 5,405
  Unit Fair Value, Lowest to Highest/1/                       $11.17 to $10.96                                $34.26
  Net Assets (In Thousands)                                             $1,284                                  $185
  Investment Income Ratio to Net Assets/2/                               0.32%                                 0.57%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                                         1.40% to 1.80%                                 1.40%
  Total Return, Lowest to Highest/4/                            5.54% to 5.12%                                 8.77%

December 31, 2004
  Units                                          125,533               138,070   46,965               677,432  5,458
  Unit Fair Value, Lowest to Highest/1/           $10.69      $10.59 to $10.43    $7.53      $14.57 to $13.99 $31.50
  Net Assets (In Thousands)                       $1,341                $1,453     $354                $5,270   $172
  Investment Income Ratio to Net Assets/2/         0.64%                 0.45%    0.00%                 0.00%  0.02%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                            1.40%        1.40% to 1.80%    1.40%        1.30% to 1.90%  1.40%
  Total Return, Lowest to Highest/4/               9.80%        9.58% to 9.14%    5.03%        4.83% to 4.20% 10.80%

December 31, 2003
  Units                                          149,790               170,421   54,757               535,179  2,642
  Unit Fair Value, Lowest to Highest/1/            $9.73        $9.66 to $9.56    $7.17        $7.12 to $7.04 $28.43
  Net Assets (In Thousands)                       $1,458                $1,639     $392                $3,795    $75
  Investment Income Ratio to Net Assets/2/         0.66%                 0.46%    0.00%                 0.00%  0.00%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                            1.40%        1.40% to 1.80%    1.40%        1.40% to 1.80%  1.40%
  Total Return, Lowest to Highest/4/              20.45%      20.14% to 19.66%   31.86%      31.58% to 31.05% 26.06%

December 31, 2002
  Units                                          168,930               173,260   60,459               305,282
  Unit Fair Value, Lowest to Highest/1/            $8.08        $7.99 to $8.04    $5.44        $5.37 to $5.41
  Net Assets (In Thousands)                       $1,365                $1,390     $329                $1,647
  Investment Income Ratio to Net Assets/2/         0.56%                 0.43%    0.00%                 0.00%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                            1.40%        1.40% to 1.80%    1.40%        1.40% to 1.80%
  Total Return, Lowest to Highest/4/            (22.06%)  (22.56%) to (22.25%) (32.58%)  (33.02%) to (32.75%)

December 31, 2001
  Units                                                                 73,855
  Unit Fair Value, Lowest to Highest/1/                       $10.31 to $10.34
  Net Assets (In Thousands)                                               $763
  Investment Income Ratio to Net Assets/2/                               0.00%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                                         1.40% to 1.80%
  Total Return, Lowest to Highest/4/                      (17.61%) to (17.28%)

                                                   MetLife
                                                ---------------------

                                                       Davis
                                                      Venture
                                                      Value E
                                                --------------------
December 31, 2005
  Units                                                    2,466,071
  Unit Fair Value, Lowest to Highest/1/             $36.24 to $12.62
  Net Assets (In Thousands)                                  $32,204
  Investment Income Ratio to Net Assets/2/                     0.52%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                               0.75% to 2.35%
  Total Return, Lowest to Highest/4/                  9.32% to 7.59%

December 31, 2004
  Units                                                    2,375,983
  Unit Fair Value, Lowest to Highest/1/             $33.15 to $11.73
  Net Assets (In Thousands)                                  $28,251
  Investment Income Ratio to Net Assets/2/                     0.54%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                               0.75% to 2.35%
  Total Return, Lowest to Highest/4/                  8.13% to 9.53%

December 31, 2003
  Units                                                    1,550,314
  Unit Fair Value, Lowest to Highest/1/             $10.87 to $10.71
  Net Assets (In Thousands)                                  $16,596
  Investment Income Ratio to Net Assets/2/                     0.22%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                               0.85% to 2.35%
  Total Return, Lowest to Highest/4/                29.63% to 25.13%

December 31, 2002
  Units                                                      396,395
  Unit Fair Value, Lowest to Highest/1/               $8.26 to $8.39
  Net Assets (In Thousands)                                   $3,296
  Investment Income Ratio to Net Assets/2/                     0.54%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                               0.85% to 2.25%
  Total Return, Lowest to Highest/4/            (18.41%) to (17.26%)

December 31, 2001
  Units                                                       16,899
  Unit Fair Value, Lowest to Highest/1/             $10.11 to $10.16
  Net Assets (In Thousands)                                     $171
  Investment Income Ratio to Net Assets/2/                     0.00%
  Expenses as a percent of Average Net Assets,
   Lowest to Highest/3/                               1.40% to 2.25%
  Total Return, Lowest to Highest/4/            (13.19%) to (12.45%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                          MetLife
                                      ---------------------------------------------------------------------------

                                            Harris              Jennison                MFS              MFS
                                            Oakmark              Growth              Investors       Total Return
                                        Focused Value B        Portfolio B         Trust Series B      Series A
                                      -------------------- -------------------- -------------------- ------------
December 31, 2005
  Units                                            638,062              913,032              411,016    18,317
  Unit Fair Value, Lowest to
   Highest/1/                             $16.40 to $15.94      $5.07 to $11.44       $9.39 to $8.69    $42.86
  Net Assets (In Thousands)                        $10,275              $10,298               $4,702      $785
  Investment Income Ratio to Net
   Assets/2/                                         0.00%                0.00%                0.20%     1.87%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.30% to 2.35%       0.75% to 2.35%       0.75% to 1.90%     1.40%
  Total Return, Lowest to Highest/4/        8.29% to 7.17%     11.52% to 10.91%       6.11% to 4.90%     1.69%

December 31, 2004
  Units                                            757,168              885,441              494,578    14,290
  Unit Fair Value, Lowest to
   Highest/1/                             $15.14 to $14.88     $10.50 to $10.31      $11.05 to $8.29    $42.33
  Net Assets (In Thousands)                        $11,320               $9,215               $5,372      $605
  Investment Income Ratio to Net
   Assets/2/                                         0.00%                0.01%                0.35%     2.62%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.30% to 2.35%       1.30% to 2.35%       0.85% to 1.90%     1.40%
  Total Return, Lowest to Highest/4/        8.23% to 7.10%       7.53% to 6.40%      10.23% to 9.07%    10.17%

December 31, 2003
  Units                                            835,785              744,657              451,456     9,556
  Unit Fair Value, Lowest to
   Highest/1/                             $13.99 to $13.89       $9.76 to $9.69      $10.02 to $9.86    $38.42
  Net Assets (In Thousands)                        $11,593               $7,229               $4,477      $367
  Investment Income Ratio to Net
   Assets/2/                                         0.05%                0.13%                0.20%     0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.30% to 2.35%       1.30% to 2.35%       0.85% to 1.80%     1.40%
  Total Return, Lowest to Highest/4/      27.88% to 26.99%     20.98% to 20.13%     20.50% to 19.36%    12.83%

December 31, 2002
  Units                                            241,463              204,999              115,513
  Unit Fair Value, Lowest to
   Highest/1/                             $10.59 to $10.71       $7.58 to $7.63       $8.26 to $8.32
  Net Assets (In Thousands)                         $2,573               $1,561                 $957
  Investment Income Ratio to Net
   Assets/2/                                         0.10%                0.00%                0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.40% to 2.25%       1.40% to 2.25%       0.85% to 1.80%
  Total Return, Lowest to Highest/4/  (11.09%) to (10.33%) (24.15%) to (23.72%) (21.75%) to (21.00%)

December 31, 2001
  Units                                              9,916
  Unit Fair Value, Lowest to
   Highest/1/                             $11.89 to $11.95
  Net Assets (In Thousands)                           $118
  Investment Income Ratio to Net
   Assets/2/                                         0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.40% to 2.25%
  Total Return, Lowest to Highest/4/      24.59% to 25.66%

                                      ------------------------------------
                                                             Capital
                                             MFS          Guardian U.S.
                                         Total Return        Equity
                                           Series B         Series A
                                      ------------------ ----------------
December 31, 2005
  Units                                          271,749          675,865
  Unit Fair Value, Lowest to
   Highest/1/                           $45.78 to $36.93 $12.19 to $11.95
  Net Assets (In Thousands)                       $4,777           $8,076
  Investment Income Ratio to Net
   Assets/2/                                       1.46%            0.03%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/       0.75% to 1.90%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/      2.08% to 0.92%   4.88% to 4.31%

December 31, 2004
  Units                                          226,236          892,293
  Unit Fair Value, Lowest to
   Highest/1/                           $44.85 to $36.59 $11.62 to $11.45
  Net Assets (In Thousands)                       $3,199          $10,222
  Investment Income Ratio to Net
   Assets/2/                                       2.40%            0.36%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/       0.75% to 1.90%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/      9.20% to 8.90%   8.37% to 7.77%

December 31, 2003
  Units                                          117,995           12,599
  Unit Fair Value, Lowest to
   Highest/1/                           $10.60 to $10.43 $10.73 to $10.63
  Net Assets (In Thousands)                       $1,243             $134
  Investment Income Ratio to Net
   Assets/2/                                       1.05%            0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/       0.85% to 1.80%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/    15.74% to 14.65% 26.31% to 25.85%

December 31, 2002
  Units                                           54,699
  Unit Fair Value, Lowest to
   Highest/1/                             $9.10 to $9.16
  Net Assets (In Thousands)                         $499
  Investment Income Ratio to Net
   Assets/2/                                       0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/       0.85% to 1.80%
  Total Return, Lowest to Highest/4/  (7.20%) to (6.31%)

December 31, 2001
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                         MetLife
                                      -----------------------------------------------------------------------------------------
                                            Capital
                                         Guardian U.S.          Putnam           BlackRock        BlackRock
                                            Equity           International      Money Market     Money Market        Stock
                                           Series B        Stock Portfolio B     Portfolio       Portfolio B    Index Portfolio
                                      -------------------- ----------------- ------------------ --------------- ---------------
December 31, 2005
  Units                                            562,184          105,927             104,958         986,244      6,872
  Unit Fair Value, Lowest to
   Highest/1/                             $12.13 to $11.63 $17.22 to $14.55    $10.21 to $10.06 $10.39 to $9.82      $8.74
  Net Assets (In Thousands)                         $6,721           $1,799              $1,056          $9,835        $60
  Investment Income Ratio to Net
   Assets/2/                                         0.00%            0.45%               2.71%           3.41%      0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.75% to 1.90%   0.75% to 1.90%      0.85% to 1.40%  0.75% to 2.35%      1.40%
  Total Return, Lowest to Highest/4/        4.72% to 3.52% 16.71% to 15.38%      2.02% to 1.47%  1.49% to 0.42%      7.58%

December 31, 2004
  Units                                            400,808          129,174             123,483
  Unit Fair Value, Lowest to
   Highest/1/                             $11.59 to $11.24 $14.76 to $12.61     $10.01 to $9.91
  Net Assets (In Thousands)                         $4,587           $1,895              $1,224
  Investment Income Ratio to Net
   Assets/2/                                         1.12%            1.21%               0.97%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.75% to 1.90%   0.75% to 1.90%      0.85% to 1.40%
  Total Return, Lowest to Highest/4/        7.78% to 6.95% 17.09% to 15.75%    0.13% to (0.42%)

December 31, 2003
  Units                                            118,449          109,537             177,506
  Unit Fair Value, Lowest to
   Highest/1/                             $10.69 to $10.52 $12.67 to $12.59      $9.99 to $9.96
  Net Assets (In Thousands)                         $1,257           $1,382              $1,765
  Investment Income Ratio to Net
   Assets/2/                                         0.50%            0.00%               0.84%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.80%   0.85% to 1.80%      0.85% to 1.40%
  Total Return, Lowest to Highest/4/      36.28% to 35.00% 26.69% to 25.89%  (0.07%) to (0.45%)

December 31, 2002
  Units                                             47,662
  Unit Fair Value, Lowest to
   Highest/1/                               $7.80 to $7.85
  Net Assets (In Thousands)                           $373
  Investment Income Ratio to Net
   Assets/2/                                         0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.80%
  Total Return, Lowest to Highest/4/  (22.05%) to (21.55%)

December 31, 2001
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                      ---------------------


                                             Stock
                                       Index Portfolio B
                                      --------------------
December 31, 2005
  Units                                            885,892
  Unit Fair Value, Lowest to
   Highest/1/                             $11.73 to $11.41
  Net Assets (In Thousands)                        $10,241
  Investment Income Ratio to Net
   Assets/2/                                         1.41%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.30% to 2.35%
  Total Return, Lowest to Highest/4/        3.03% to 1.96%

December 31, 2004
  Units                                            890,895
  Unit Fair Value, Lowest to
   Highest/1/                             $11.39 to $11.19
  Net Assets (In Thousands)                        $10,028
  Investment Income Ratio to Net
   Assets/2/                                         0.67%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.30% to 2.35%
  Total Return, Lowest to Highest/4/        8.85% to 7.71%

December 31, 2003
  Units                                            608,252
  Unit Fair Value, Lowest to
   Highest/1/                             $10.46 to $10.39
  Net Assets (In Thousands)                         $6,315
  Investment Income Ratio to Net
   Assets/2/                                         1.31%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.30% to 2.35%
  Total Return, Lowest to Highest/4/      21.24% to 20.39%

December 31, 2002
  Units                                            179,892
  Unit Fair Value, Lowest to
   Highest/1/                               $8.20 to $8.29
  Net Assets (In Thousands)                         $1,486
  Investment Income Ratio to Net
   Assets/2/                                         0.49%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.40% to 2.25%
  Total Return, Lowest to Highest/4/  (24.24%) to (23.60%)

December 31, 2001
  Units                                             10,751
  Unit Fair Value, Lowest to
   Highest/1/                             $10.83 to $10.85
  Net Assets (In Thousands)                           $117
  Investment Income Ratio to Net
   Assets/2/                                         0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.40% to 2.25%
  Total Return, Lowest to Highest/4/  (15.49%) to (14.76%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                          MetLife
                                         ----------------------------------------------------------------------------------------
                                                                                                   Franklin
                                            BlackRock         BlackRock          BlackRock        Templeton           MFS
                                               Bond              Bond            Strategic     Small-Cap Growth     Research
                                         Income Portfolio Income Portfolio B Value Portfolio B   Portfolio B       Managers B
                                         ---------------- ------------------ ----------------- ---------------- -----------------
December 31, 2005
  Units                                            15,209            26,458            30,746          173,044
  Unit Fair Value, Lowest to Highest/1/            $47.73  $52.26 to $40.41  $19.25 to $18.07  $10.09 to $9.81
  Net Assets (In Thousands)                          $726            $1,180              $569           $1,733
  Investment Income Ratio to Net
   Assets/2/                                        4.06%             2.09%             0.00%            0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/                 1.40%    0.75% to 1.90%    0.75% to 1.90%   1.30% to 1.90%
  Total Return, Lowest to Highest/4/                0.99%    1.39% to 0.24%    3.14% to 1.96%   3.05% to 2.43%

December 31, 2004
  Units                                            15,846             4,815            22,036           14,441
  Unit Fair Value, Lowest to Highest/1/  $47.26 to $47.26  $45.83 to $40.31  $18.66 to $17.72   $9.79 to $9.58
  Net Assets (In Thousands)                          $749              $212              $399             $140
  Investment Income Ratio to Net
   Assets/2/                                        0.00%             0.00%             0.00%            0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/        1.40% to 1.40%    1.30% to 1.90%    0.75% to 1.90%   1.30% to 1.90%
  Total Return, Lowest to Highest/4/       2.98% to 2.98%    1.83% to 2.21%  14.20% to 12.89%  9.71% to 10.35%

December 31, 2003
  Units                                                                                                                         -
  Unit Fair Value, Lowest to Highest/1/                                                                         $11.83 to $ 11.80
  Net Assets (In Thousands)                                                                                                    $-
  Investment Income Ratio to Net
   Assets/2/                                                                                                                0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/                                                                                1.40% to 1.80%
  Total Return, Lowest to Highest/4/                                                                             18.29% to 17.97%

December 31, 2002
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                         ------------------

                                            Met/Putnam
                                              Voyager
                                            Portfolio B
                                         -----------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units                                             81,379
  Unit Fair Value, Lowest to Highest/1/     $4.55 to $4.31
  Net Assets (In Thousands)                           $666
  Investment Income Ratio to Net
   Assets/2/                                         0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.75% to 1.90%
  Total Return, Lowest to Highest/4/        4.85% to 2.69%

December 31, 2003
  Units                                             11,909
  Unit Fair Value, Lowest to Highest/1/  $11.78 to $ 11.70
  Net Assets (In Thousands)                           $140
  Investment Income Ratio to Net
   Assets/2/                                         0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         0.85% to 1.80%
  Total Return, Lowest to Highest/4/      17.75% to 17.01%

December 31, 2002
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                             MetLife
                                            -----------------------------------------------------------------------
                                                 Salomon            Salomon           Salomon
                                            Brothers Strategic Brothers Strategic    Brothers       T. Rowe Price
                                                   Bond               Bond        U.S. Government     Small-Cap
                                                Portfolio         Portfolio B       Portfolio B       Portfolio
                                            ------------------ ------------------ ---------------- ----------------
December 31, 2005
  Units                                                 4,607             44,115             2,161           35,933
  Unit Fair Value, Lowest to Highest/1/                $20.52   $21.51 to $18.92  $16.79 to $14.20 $15.37 to $14.64
  Net Assets (In Thousands)                               $95               $879               $33             $526
  Investment Income Ratio to Net Assets/2/              3.27%              3.07%             0.00%            0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                         1.40%     0.75% to 1.90%    0.85% to 2.35%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/                    1.41%     1.80% to 0.64%  0.26% to (0.73%)  10.07% to 9.47%

December 31, 2004
  Units                                                 7,977             42,273                             36,015
  Unit Fair Value, Lowest to Highest/1/      $20.23 to $20.23   $21.13 to $18.80                   $13.96 to $13.38
  Net Assets (In Thousands)                              $161               $833                               $482
  Investment Income Ratio to Net Assets/2/              0.00%              0.00%                              0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                1.40% to 1.40%     0.75% to 1.90%                     0.85% to 1.40%
  Total Return, Lowest to Highest/4/           5.13% to 5.13%     5.50% to 4.29%                    10.14% to 9.54%

December 31, 2003
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2002
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                            ----------------------------------

                                             T. Rowe Price    T. Rowe Price
                                               Small-Cap        Large-Cap
                                              Portfolio B       Portfolio
                                            ---------------- ----------------
December 31, 2005
  Units                                               50,518           77,598
  Unit Fair Value, Lowest to Highest/1/     $15.26 to $13.79 $13.38 to $12.86
  Net Assets (In Thousands)                             $726           $1,000
  Investment Income Ratio to Net Assets/2/             0.00%            0.56%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/               0.75% to 1.90%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/          9.89% to 8.64%   5.69% to 5.11%

December 31, 2004
  Units                                               63,624           82,902
  Unit Fair Value, Lowest to Highest/1/     $13.78 to $12.69 $12.66 to $12.24
  Net Assets (In Thousands)                             $837           $1,016
  Investment Income Ratio to Net Assets/2/             0.00%            0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/               0.85% to 1.90%   0.85% to 1.40%
  Total Return, Lowest to Highest/4/          7.00% to 8.89%   8.99% to 8.40%

December 31, 2003
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2002
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                       MetLife                               Oppenheimer
                                                          --------------------------------- ------------------------------------
                                                                                                         Main Street
                                                           T. Rowe Price     Oppenheimer      Capital      Growth
                                                             Large-Cap      Global Equity   Appreciation     and        High
                                                            Portfolio B      Portfolio B        Fund     Income Fund Income Fund
                                                          ---------------- ---------------- ------------ ----------- -----------
December 31, 2005
  Units                                                            261,114           25,536
  Unit Fair Value, Lowest to Highest/1/                   $13.29 to $12.24 $17.82 to $16.10
  Net Assets (In Thousands)                                         $3,305             $447
  Investment Income Ratio to Net Assets/2/                           0.35%            0.00%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                               0.75% to 1.90%   0.75% to 1.90%
  Total Return, Lowest to Highest/4/                        5.54% to 4.33% 17.62% to 16.73%

December 31, 2004
  Units                                                            140,245                      17,573
  Unit Fair Value, Lowest to Highest/1/                   $12.59 to $11.73                      $14.24
  Net Assets (In Thousands)                                         $1,696                        $250
  Investment Income Ratio to Net Assets/2/                           0.00%                       0.33%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                               0.75% to 1.90%                       1.40%
  Total Return, Lowest to Highest/4/                        8.89% to 7.64%                       5.45%

December 31, 2003
  Units                                                                                         26,143      40,020      21,951
  Unit Fair Value, Lowest to Highest/1/                                                         $13.51       $9.89      $11.44
  Net Assets (In Thousands)                                                                       $353        $396        $251
  Investment Income Ratio to Net Assets/2/                                                       0.38%       0.95%       6.64%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                                                                    1.40%       1.40%       1.40%
  Total Return, Lowest to Highest/4/                                                            29.13%      24.96%      22.24%

December 31, 2002
  Units                                                                                         28,516      44,450      22,628
  Unit Fair Value, Lowest to Highest/1/                                                         $10.46       $7.92       $9.36
  Net Assets (In Thousands)                                                                       $298        $352        $212
  Investment Income Ratio to Net Assets/2/                                                       0.62%       0.79%      10.85%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                                                                    1.40%       1.40%       1.40%
  Total Return, Lowest to Highest/4/                                                            27.88%    (19.93%)     (3.75%)

December 31, 2001
  Units                                                                                         31,245      51,669      28,146
  Unit Fair Value, Lowest to Highest/1/                                                         $14.51       $9.89       $9.72
  Net Assets (In Thousands)                                                                       $453        $511        $274
  Investment Income Ratio to Net Assets/2/                                                       0.66%       0.61%      11.32%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                                                                    1.40%       1.40%       1.40%
  Total Return, Lowest to Highest/4/                                                          (13.80%)    (11.41%)       0.55%

                                                          ----------



                                                          Bond Fund
                                                          ---------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2003
  Units                                                    78,647
  Unit Fair Value, Lowest to Highest/1/                    $12.91
  Net Assets (In Thousands)                                $1,015
  Investment Income Ratio to Net Assets/2/                  5.62%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                               1.40%
  Total Return, Lowest to Highest/4/                        5.29%

December 31, 2002
  Units                                                    88,380
  Unit Fair Value, Lowest to Highest/1/                    $12.26
  Net Assets (In Thousands)                                $1,083
  Investment Income Ratio to Net Assets/2/                  7.14%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                               1.40%
  Total Return, Lowest to Highest/4/                        7.56%

December 31, 2001
  Units                                                    84,101
  Unit Fair Value, Lowest to Highest/1/                    $11.39
  Net Assets (In Thousands)                                  $958
  Investment Income Ratio to Net Assets/2/                  7.36%
  Expenses as a percent of Average Net Assets, Lowest to
   Highest/3/                                               1.40%
  Total Return, Lowest to Highest/4/                        6.28%

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                           Oppenheimer                                         Putnam
                                         ---------------- ----------------------------------------------------------------

                                                            Growth          Growth
                                            Strategic         and             and
                                            Bond Fund     Income Fund    Income Fund B     Vista Fund     Vista Fund B
                                         ---------------- ----------- -------------------- ---------- --------------------
December 31, 2005
  Units                                                      79,914                 57,422    31,552                 1,776
  Unit Fair Value, Lowest to Highest/1/                      $12.98       $56.51 to $45.99    $13.00      $15.65 to $14.82
  Net Assets (In Thousands)                                  $1,037                   $902      $410                   $23
  Investment Income Ratio to Net
   Assets/2/                                                  1.81%                  1.45%     0.00%                 0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                               1.40%         0.75% to 1.90%     1.40%        1.30% to 1.90%
  Total Return, Lowest to Highest/4/                          4.04%         4.44% to 3.25%    10.92%      10.70% to 10.04%

December 31, 2004
  Units                                                      96,276                 53,686    38,483                 2,553
  Unit Fair Value, Lowest to Highest/1/                      $12.48       $54.11 to $44.54    $11.72      $14.13 to $13.47
  Net Assets (In Thousands)                                  $1,201                   $735      $451                   $29
  Investment Income Ratio to Net
   Assets/2/                                                  1.78%                  1.35%     0.00%                 0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                               1.40%        75.00% to 1.90%     1.40%        1.30% to 1.90%
  Total Return, Lowest to Highest/4/                          9.81%         9.02% to 9.02%    17.25%      14.00% to 13.55%

December 31, 2003
  Units                                            10,260   125,052                 48,586    46,667                 2,600
  Unit Fair Value, Lowest to Highest/1/            $13.30    $11.36       $11.30 to $11.14     $9.99        $9.92 to $9.81
  Net Assets (In Thousands)                          $136    $1,421                   $546      $466                   $26
  Investment Income Ratio to Net
   Assets/2/                                        6.11%     2.09%                  1.60%     0.00%                 0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                     1.40%     1.40%         0.85% to 1.80%     1.40%        1.40% to 1.80%
  Total Return, Lowest to Highest/4/     16.43% to 16.43%    25.92%       23.55% to 25.11%    31.57%      31.32% to 30.79%

December 31, 2002
  Units                                             9,802   151,743                 37,265    52,439                 3,245
  Unit Fair Value, Lowest to Highest/1/            $11.43     $9.02         $8.90 to $8.97     $7.60        $7.50 to $7.55
  Net Assets (In Thousands)                          $112    $1,369                   $334      $398                   $24
  Investment Income Ratio to Net
   Assets/2/                                        6.72%     1.82%                  0.59%     0.00%                 0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                     1.40%     1.40%         1.40% to 1.80%     1.40%        1.40% to 1.80%
  Total Return, Lowest to Highest/4/                5.95%  (19.92%)   (20.43%) to (20.12%)  (31.35%)  (31.84%) to (31.57%)

December 31, 2001
  Units                                             8,142   187,714                  2,494    61,259                   660
  Unit Fair Value, Lowest to Highest/1/            $10.78    $11.27       $11.19 to $11.22    $11.07      $11.00 to $11.04
  Net Assets (In Thousands)                           $88    $2,115                    $28      $678                    $7
  Investment Income Ratio to Net
   Assets/2/                                        2.80%     1.69%                  0.00%     0.00%                 0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                     1.40%     1.40%         1.40% to 1.80%     1.40%        1.40% to 1.80%
  Total Return, Lowest to Highest/4/                3.38%   (7.48%)     (8.07%) to (7.70%)  (34.33%)  (34.70%) to (34.43%)

                                         -----------------


                                             Equity
                                          Income Fund B
                                         ----------------
December 31, 2005
  Units                                           208,518
  Unit Fair Value, Lowest to Highest/1/  $14.04 to $13.61
  Net Assets (In Thousands)                        $2,906
  Investment Income Ratio to Net
   Assets/2/                                        0.85%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            0.75% to 1.90%
  Total Return, Lowest to Highest/4/       4.72% to 3.53%

December 31, 2004
  Units                                           130,376
  Unit Fair Value, Lowest to Highest/1/  $13.40 to $13.15
  Net Assets (In Thousands)                        $1,739
  Investment Income Ratio to Net
   Assets/2/                                        0.06%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            0.75% to 1.90%
  Total Return, Lowest to Highest/4/      10.75% to 9.71%

December 31, 2003
  Units                                            24,782
  Unit Fair Value, Lowest to Highest/1/  $12.08 to $12.01
  Net Assets (In Thousands)                          $299
  Investment Income Ratio to Net
   Assets/2/                                        1.05%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/            0.85% to 1.80%
  Total Return, Lowest to Highest/4/     20.82% to 20.05%

December 31, 2002
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2001
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                           Putnam
                                            --------------------------------------------------------------------------------
                                                                                                               International
                                                                                                                    New
                                               New             New          International    International     Opportunities
                                            Value Fund     Value Fund B      Growth Fund     Equity Fund B         Fund
                                            ---------- -------------------- ------------- -------------------- -------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units                                                                         75,275                 267,167
  Unit Fair Value, Lowest to Highest/1/                                         $15.41        $15.25 to $15.02
  Net Assets (In Thousands)                                                     $1,160                  $4,054
  Investment Income Ratio to Net Assets/2/                                       1.73%                   1.56%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                                                  1.40%          1.40% to 1.80%
  Total Return, Lowest to Highest/4/                                            14.86%        14.58% to 14.12%

December 31, 2003
  Units                                         7,034                 4,322     97,509                 337,511     17,641
  Unit Fair Value, Lowest to Highest/1/        $13.99      $13.88 to $13.73     $13.42        $13.31 to $13.16     $10.97
  Net Assets (In Thousands)                       $98                   $60     $1,309                  $4,476       $194
  Investment Income Ratio to Net Assets/2/      1.55%                 1.48%      1.11%                   0.78%      0.59%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                 1.40%        1.40% to 1.80%      1.40%          1.40% to 1.80%      1.40%
  Total Return, Lowest to Highest/4/           31.02%      30.64% to 30.12%     27.10%        26.74% to 26.24%     31.74%

December 31, 2002
  Units                                         7,520                 2,191    118,166                 211,901     20,105
  Unit Fair Value, Lowest to Highest/1/        $10.68      $10.55 to $10.62     $10.56        $10.43 to $10.50      $8.33
  Net Assets (In Thousands)                       $80                   $23     $1,248                  $2,219       $167
  Investment Income Ratio to Net Assets/2/      1.14%                 0.77%      1.05%                   0.64%      0.91%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                 1.40%        1.40% to 1.80%      1.40%          1.40% to 1.80%      1.40%
  Total Return, Lowest to Highest/4/         (16.62%)  (17.11%) to (16.78%)   (18.67%)    (19.14%) to (18.82%)   (14.67%)

December 31, 2001
  Units                                         9,654                   386    137,711                  68,966     22,906
  Unit Fair Value, Lowest to Highest/1/        $12.81      $12.73 to $12.76     $12.98           $12.89 $12.93     $$9.76
  Net Assets (In Thousands)                      $124                    $5     $1,788                    $890       $224
  Investment Income Ratio to Net Assets/2/      0.94%                 0.00%      0.36%                   0.00%      0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                 1.40%        1.40% to 1.80%      1.40%          1.40% to 1.80%      1.40%
  Total Return, Lowest to Highest/4/            2.16%        1.47% to 1.87%   (21.53%)    (22.04%) to (21.72%)   (29.52%)

                                            ---------------------
                                               International
                                                    New
                                               Opportunities
                                                  Fund B
                                            --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2003
  Units                                                    3,352
  Unit Fair Value, Lowest to Highest/1/         $10.88 to $10.76
  Net Assets (In Thousands)                                  $36
  Investment Income Ratio to Net Assets/2/                 0.32%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%
  Total Return, Lowest to Highest/4/            31.36% to 30.83%

December 31, 2002
  Units                                                    2,262
  Unit Fair Value, Lowest to Highest/1/           $8.22 to $8.28
  Net Assets (In Thousands)                                  $19
  Investment Income Ratio to Net Assets/2/                 0.48%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%
  Total Return, Lowest to Highest/4/        (15.17%) to (14.83%)

December 31, 2001
  Units                                                      871
  Unit Fair Value, Lowest to Highest/1/           $9.70 to $9.72
  Net Assets (In Thousands)                                   $8
  Investment Income Ratio to Net Assets/2/                 0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%
  Total Return, Lowest to Highest/4/        (29.96%) to (29.68%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                     Templeton
                              -----------------------------------------------------------------------------------


                                    Growth               Growth               Foreign              Foreign
                                Securities Fund     Securities Fund B     Securities Fund     Securities Fund B
                              -------------------- -------------------- -------------------- --------------------
December 31, 2005
  Units                                     15,640                5,402               59,307              269,382
  Unit Fair Value, Lowest to
   Highest/1/                     $13.54 to $17.89     $17.08 to $16.34     $11.44 to $12.01     $30.90 to $26.40
  Net Assets (In Thousands)                   $263                  $90                 $711               $4,011
  Investment Income Ratio
   to Net Assets/2/                          1.22%                1.08%                1.29%                1.16%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 1.80%       0.85% to 1.40%       0.75% to 1.90%
  Total Return, Lowest to
   Highest/4/                       8.14% to 7.55%       7.94% to 6.93%       9.54% to 8.94%       9.35% to 8.10%

December 31, 2004
  Units                                     17,470                7,736               67,617              229,858
  Unit Fair Value, Lowest to
   Highest/1/                     $12.52 to $16.64     $15.83 to $15.28     $10.45 to $11.02     $28.26 to $24.42
  Net Assets (In Thousands)                   $274                 $120                 $744               $2,852
  Investment Income Ratio
   to Net Assets/2/                          1.24%                1.20%                1.13%                1.01%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 1.80%       0.85% to 1.40%       0.75% to 1.90%
  Total Return, Lowest to
   Highest/4/                     15.26% to 14.63%     15.04% to 13.95%     17.86% to 17.22%     17.64% to 14.79%

December 31, 2003
  Units                                     18,162               10,003               84,201              107,983
  Unit Fair Value, Lowest to
   Highest/1/                     $10.86 to $14.51     $13.76 to $13.41       $8.86 to $9.40       $9.47 to $9.24
  Net Assets (In Thousands)                   $247                 $136                 $791               $1,009
  Investment Income Ratio
   to Net Assets/2/                          1.61%                1.53%                1.85%                1.32%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 1.80%       0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                     31.50% to 30.78%     31.02% to 29.78%     31.43% to 30.71%     31.09% to 29.86%

December 31, 2002
  Units                                     23,201               10,776               88,500               42,007
  Unit Fair Value, Lowest to
   Highest/1/                      $8.26 to $11.10     $10.33 to $10.50       $6.74 to $7.19       $7.11 to $7.23
  Net Assets (In Thousands)                   $245                 $112                 $636                 $302
  Investment Income Ratio
   to Net Assets/2/                          2.62%                2.46%                1.75%                1.53%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 1.80%       0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                 (19.46%) to (19.01%) (19.95%) to (19.18%) (19.54%) to (19.10%) (20.02%) to (19.25%)

December 31, 2001
  Units                                     23,230                3,867               93,347               16,972
  Unit Fair Value, Lowest to
   Highest/1/                     $10.20 to $13.78     $12.91 to $12.99       $8.34 to $8.94       $8.89 to $8.95
  Net Assets (In Thousands)                   $306                  $50                 $834                 $152
  Investment Income Ratio
   to Net Assets/2/                          2.24%                0.19%                3.22%                0.70%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             0.85% to 1.40%       0.85% to 1.80%       0.85% to 1.40%       0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                   (2.37%) to (1.83%)   (3.08%) to (2.15%) (16.93%) to (16.47%) (17.50%) to (16.71%)

                              ------------------------------------

                                Developing        Developing
                                  Markets           Markets
                              Securities Fund  Securities Fund B
                              ---------------- ------------------
December 31, 2005
  Units                                 25,079            328,572
  Unit Fair Value, Lowest to
   Highest/1/                           $16.24   $10.76 to $10.15
  Net Assets (In Thousands)               $407             $4,710
  Investment Income Ratio
   to Net Assets/2/                      1.42%              1.30%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/                  1.40%     1.30% to 1.90%
  Total Return, Lowest to
   Highest/4/                           25.99%   25.79% to 25.04%

December 31, 2004
  Units                                 33,142            283,006
  Unit Fair Value, Lowest to
   Highest/1/                           $12.89     $8.56 to $8.12
  Net Assets (In Thousands)               $427             $3,430
  Investment Income Ratio
   to Net Assets/2/                      1.85%              1.78%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/                  1.40%     1.30% to 1.90%
  Total Return, Lowest to
   Highest/4/                           23.09%   22.95% to 22.46%

December 31, 2003
  Units                                 41,611            215,968
  Unit Fair Value, Lowest to
   Highest/1/                           $10.47   $10.36 to $10.25
  Net Assets (In Thousands)               $436             $2,231
  Investment Income Ratio
   to Net Assets/2/                      1.37%              1.12%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/                  1.40%     1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                 51.60% to 51.60%   50.87% to 50.27%

December 31, 2002
  Units                                 48,279            122,225
  Unit Fair Value, Lowest to
   Highest/1/                            $6.91     $6.82 to $6.87
  Net Assets (In Thousands)               $333               $837
  Investment Income Ratio
   to Net Assets/2/                      1.63%              1.48%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/                  1.40%     1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                          (1.35%) (1.93%) to (1.54%)

December 31, 2001
  Units                                 55,737             55,946
  Unit Fair Value, Lowest to
   Highest/1/                            $7.00     $6.96 to $6.98
  Net Assets (In Thousands)               $390               $390
  Investment Income Ratio
   to Net Assets/2/                      1.06%              0.10%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/                  1.40%     1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                          (9.36%) (9.73%) to (9.37%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                                      Templeton
                                  --------------------------------------------------------------------------------------------

                                      Global            Global
                                      Income            Income             Franklin             Franklin        Mutual Share
                                  Securities Fund  Securities Fund B    Small-Cap Fund      Small-Cap Fund B   Securities Fund
                                  ---------------- ----------------- -------------------- -------------------- ---------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2003
  Units                                      4,340              626                44,810               66,001         27,172
  Unit Fair Value, Lowest to
   Highest/1/                     $15.68 to $14.76 $14.85 to $14.47       $5.83 to $11.71     $11.78 to $11.48         $13.25
  Net Assets (In Thousands)                    $64               $9                  $522                 $766           $360
  Investment Income Ratio to Net
   Assets/2/                                 7.69%           10.01%                 0.00%                0.00%          1.10%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                    0.85% to 1.40%   0.85% to 1.80%        0.85% to 1.40%       0.85% to 1.80% 1.40% to 1.40%
  Total Return, Lowest to
   Highest/4/                     21.68% to 21.01% 21.40% to 20.25%      36.44% to 35.70%     36.08% to 34.80%         23.74%

December 31, 2002
  Units                                      4,437            1,398                50,532               23,112         30,450
  Unit Fair Value, Lowest to
   Highest/1/                     $12.20 to $12.89 $12.03 to $12.23        $4.27 to $8.63       $8.52 to $8.66         $10.71
  Net Assets (In Thousands)                    $54              $17                  $434                 $198           $326
  Investment Income Ratio to Net
   Assets/2/                                 1.18%            1.19%                 0.42%                0.24%          1.09%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                    0.85% to 1.40%   0.85% to 1.80%        0.85% to 1.40%       0.85% to 1.80%          1.40%
  Total Return, Lowest to
   Highest/4/                     19.76% to 20.42% 18.99% to 20.12%  (29.52%) to (29.13%) (29.96%) to (29.29%)       (12.79%)

December 31, 2001
  Units                                      4,298            1,968                56,802               10,247         58,419
  Unit Fair Value, Lowest to
   Highest/1/                     $10.19 to $10.70 $10.11 to $10.18       $6.02 to $12.25     $12.16 to $12.24         $12.28
  Net Assets (In Thousands)                    $44              $20                  $691                 $125           $717
  Investment Income Ratio to Net
   Assets/2/                                 3.58%            0.67%                 0.52%                0.02%          1.74%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                    0.85% to 1.40%   0.85% to 1.80%        0.85% to 1.40%       0.85% to 1.80%          1.40%
  Total Return, Lowest to
   Highest/4/                       1.11% to 1.72%   0.41% to 1.37%  (16.20%) to (15.74%) (16.77%) to (15.97%)          5.81%

                                  ---------------------


                                     Mutual Share
                                   Securities Fund B
                                  --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/
  Total Return, Lowest to
   Highest/4/

December 31, 2003
  Units                                        121,181
  Unit Fair Value, Lowest to
   Highest/1/                         $13.25 to $12.99
  Net Assets (In Thousands)                     $1,585
  Investment Income Ratio to Net
   Assets/2/                                     0.99%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                        0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                         24.09% to 22.92%

December 31, 2002
  Units                                         99,322
  Unit Fair Value, Lowest to
   Highest/1/                         $10.56 to $10.68
  Net Assets (In Thousands)                     $1,054
  Investment Income Ratio to Net
   Assets/2/                                     0.95%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                        0.85% to 1.80%
  Total Return, Lowest to
   Highest/4/                     (13.39%) to (12.56%)

December 31, 2001
  Units                                         45,708
  Unit Fair Value, Lowest to
   Highest/1/                         $12.20 to $12.23
  Net Assets (In Thousands)                       $558
  Investment Income Ratio to Net
   Assets/2/                                     0.36%
  Expenses as a percent of
   Average Net Assets, Lowest
   to Highest/3/                        1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                           5.12% to 5.55%

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                            Templeton                                        Fidelity
                                            ----------------------------------------- -----------------------------------------

                                                 Franklin             Franklin
                                                 Large-Cap            Large-Cap       Contrafund  Growth         Growth
                                                Growth Fund         Growth Fund B     Portfolio  Portfolio     Portfolio B
                                            -------------------- -------------------- ---------- --------- --------------------
December 31, 2005
  Units                                                                                             3,813               363,370
  Unit Fair Value, Lowest to Highest/1/                                                            $12.17      $55.40 to $49.36
  Net Assets (In Thousands)                                                                           $46                $6,421
  Investment Income Ratio to Net Assets/2/                                                          0.48%                 0.21%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                                                                     1.40%        1.30% to 1.90%
  Total Return, Lowest to Highest/4/                                                                4.33%        4.14% to 3.52%

December 31, 2004
  Units                                                                                   3,012     4,116               253,233
  Unit Fair Value, Lowest to Highest/1/                                                  $15.65    $11.66      $53.20 to $47.68
  Net Assets (In Thousands)                                                                 $47       $48                $3,690
  Investment Income Ratio to Net Assets/2/                                                0.33%     0.32%                 0.07%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                                                           1.40%     1.40%        1.30% to 1.90%
  Total Return, Lowest to Highest/4/                                                     13.87%     1.94%        3.97% to 3.56%

December 31, 2003
  Units                                                   49,029               25,314     3,061     7,254                88,579
  Unit Fair Value, Lowest to Highest/1/          $8.19 to $12.71     $12.80 to $12.48    $13.74    $11.44      $11.33 to $11.21
  Net Assets (In Thousands)                                 $598                 $322       $42       $83                $1,002
  Investment Income Ratio to Net Assets/2/                 0.76%                0.74%     0.46%     0.34%                 0.04%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   0.85% to 1.40%       0.85% to 1.80%     1.40%     1.40%        1.40% to 1.80%
  Total Return, Lowest to Highest/4/            26.06% to 25.37%     25.87% to 24.68%    26.68%    31.00%      30.70% to 30.18%

December 31, 2002
  Units                                                   62,103               19,430     3,272     8,263                19,879
  Unit Fair Value, Lowest to Highest/1/          $6.50 to $10.14     $10.01 to $10.17    $10.85     $8.73        $8.61 to $8.67
  Net Assets (In Thousands)                                 $609                 $197       $35       $72                  $172
  Investment Income Ratio to Net Assets/2/                 0.82%                0.74%     0.81%     0.25%                 0.11%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   0.85% to 1.40%       0.85% to 1.80%     1.40%     1.40%        1.40% to 1.80%
  Total Return, Lowest to Highest/4/        (24.01%) to (23.59%) (24.56%) to (23.84%)  (10.61%)  (31.08%)  (31.54%) to (31.27%)

December 31, 2001
  Units                                                   72,089                4,517     3,003     7,762                 6,938
  Unit Fair Value, Lowest to Highest/1/          $8.50 to $13.35     $13.27 to $13.35    $12.14    $12.67      $12.58 to $12.61
  Net Assets (In Thousands)                                 $918                  $60       $36       $98                   $87
  Investment Income Ratio to Net Assets/2/                 0.63%                0.08%     0.41%     0.09%                 0.00%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   0.85% to 1.40%       0.85% to 1.80%     1.40%     1.40%        1.40% to 1.80%
  Total Return, Lowest to Highest/4/        (12.49%) to (12.01%) (13.02%) to (12.18%)  (13.48%)  (18.79%)  (19.77%) to (19.44%)

                                            --------------

                                               Growth
                                            Opportunities
                                              Portfolio
                                            -------------
December 31, 2005
  Units                                          1,463
  Unit Fair Value, Lowest to Highest/1/          $9.39
  Net Assets (In Thousands)                        $14
  Investment Income Ratio to Net Assets/2/       0.87%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                  1.40%
  Total Return, Lowest to Highest/4/             7.38%

December 31, 2004
  Units                                          1,649
  Unit Fair Value, Lowest to Highest/1/          $8.74
  Net Assets (In Thousands)                        $14
  Investment Income Ratio to Net Assets/2/       0.53%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                  1.40%
  Total Return, Lowest to Highest/4/             5.70%

December 31, 2003
  Units                                          1,718
  Unit Fair Value, Lowest to Highest/1/          $8.27
  Net Assets (In Thousands)                        $14
  Investment Income Ratio to Net Assets/2/       0.78%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                  1.40%
  Total Return, Lowest to Highest/4/            28.07%

December 31, 2002
  Units                                          1,826
  Unit Fair Value, Lowest to Highest/1/          $6.46
  Net Assets (In Thousands)                        $12
  Investment Income Ratio to Net Assets/2/       1.08%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                  1.40%
  Total Return, Lowest to Highest/4/          (22.93%)

December 31, 2001
  Units                                          1,904
  Unit Fair Value, Lowest to Highest/1/          $8.38
  Net Assets (In Thousands)                        $16
  Investment Income Ratio to Net Assets/2/       0.39%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                  1.40%
  Total Return, Lowest to Highest/4/          (15.61%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                       Fidelity
                                      ---------------------------------------------------------------------------

                                           Growth
                                            and             Equity             Equity                High
                                      Income Portfolio Income Portfolio  Income Portfolio B   Income Portfolio B
                                      ---------------- ---------------- -------------------- --------------------
December 31, 2005
  Units                                      3,675                 582                30,136
  Unit Fair Value, Lowest to
   Highest/1/                               $12.54              $13.56      $55.59 to $49.54
  Net Assets (In Thousands)                    $46                  $8                  $453
  Investment Income Ratio to Net
   Assets/2/                                 1.44%               1.54%                 1.28%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/          1.40%      1.40% to 1.40%        1.30% to 1.90%
  Total Return, Lowest to Highest/4/         6.14%               4.40%        4.21% to 3.59%

December 31, 2004
  Units                                      3,750                 850                31,194                7,636
  Unit Fair Value, Lowest to
   Highest/1/                               $11.82              $12.99      $53.35 to $47.82     $17.89 to $15.93
  Net Assets (In Thousands)                    $44                 $11                  $397                  $94
  Investment Income Ratio to Net
   Assets/2/                                 1.10%               1.47%                 1.09%                5.03%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/          1.40%               1.40%        1.30% to 1.90%       1.40% to 1.80%
  Total Return, Lowest to Highest/4/         4.32%               9.98%        9.79% to 9.13%       7.97% to 7.32%

December 31, 2003
  Units                                      5,413                 664                20,315                5,317
  Unit Fair Value, Lowest to
   Highest/1/                               $11.33              $11.81      $11.67 to $11.55     $11.49 to $11.37
  Net Assets (In Thousands)                    $61                  $8                  $236                  $61
  Investment Income Ratio to Net
   Assets/2/                                 1.19%               1.78%                 1.41%                3.52%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/          1.40%               1.40%        1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to Highest/4/        22.05%              28.52%      28.22% to 27.71%     24.99% to 24.49%

December 31, 2002
  Units                                      5,521                 686                13,802                1,547
  Unit Fair Value, Lowest to
   Highest/1/                                $9.28               $9.19        $9.04 to $9.10       $9.13 to $9.19
  Net Assets (In Thousands)                    $51                  $6                  $125                  $14
  Investment Income Ratio to Net
   Assets/2/                                 1.33%               1.75%                 1.05%                0.97%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/          1.40%               1.40%        1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to Highest/4/      (17.77%)            (18.10%)  (18.63%) to (18.31%)       1.46% to 1.86%

December 31, 2001
  Units                                      5,245                 675                 3,642                   40
  Unit Fair Value, Lowest to
   Highest/1/                               $11.29              $11.22      $11.11 to $11.14       $9.00 to $9.03
  Net Assets (In Thousands)                    $59                  $8                   $40                   $-
  Investment Income Ratio to Net
   Assets/2/                                 1.61%               2.45%                 0.00%                0.00%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/          1.40%               1.40%        1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to Highest/4/      (10.02%)             (6.28%)    (6.93%) to (6.55%) (13.51%) to (13.16%)

                                                  American Century
                                      -----------------------------------------

                                            Income
                                              and
                                          Growth Fund       International Fund
                                      -------------------- --------------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to
   Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net
   Assets/2/
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2003
  Units                                            775,779               15,004
  Unit Fair Value, Lowest to
   Highest/1/                               $8.34 to $8.25       $6.93 to $6.85
  Net Assets (In Thousands)                         $6,449                 $104
  Investment Income Ratio to Net
   Assets/2/                                         1.16%                0.72%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to Highest/4/      27.56% to 27.05%     22.78% to 22.29%

December 31, 2002
  Units                                            566,665               13,507
  Unit Fair Value, Lowest to
   Highest/1/                               $6.49 to $6.54       $5.60 to $5.64
  Net Assets (In Thousands)                         $3,697                  $76
  Investment Income Ratio to Net
   Assets/2/                                         0.83%                0.59%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to Highest/4/  (20.81%) to (20.49%) (21.79%) to (21.48%)

December 31, 2001
  Units                                            242,625                6,562
  Unit Fair Value, Lowest to
   Highest/1/                               $8.20 to $8.22       $7.17 to $7.19
  Net Assets (In Thousands)                         $1,993                  $47
  Investment Income Ratio to Net
   Assets/2/                                         0.40%                0.11%
  Expenses as a percent of Average
   Net Assets, Lowest to Highest/3/         1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to Highest/4/   (10.00%) to (9.63%) (30.45%) to (30.17%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                              American Century                                        Dreyfus
                                            -------------------- -----------------------------------------------

                                                                  Stock
                                                                  Index       Stock Index      Disciplined Stock
                                                 Value Fund       Fund          Fund B             Portfolio
                                            -------------------- -------- -------------------- -----------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units                                                             8,251               47,201
  Unit Fair Value, Lowest to Highest/1/                             $8.47       $8.36 to $8.24
  Net Assets (In Thousands)                                           $70                 $392
  Investment Income Ratio to Net Assets/2/                          1.69%                1.37%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                                     1.40%       1.40% to 1.80%
  Total Return, Lowest to Highest/4/                                9.10%       8.81% to 8.38%

December 31, 2003
  Units                                                  129,841   11,280               58,817        2,847
  Unit Fair Value, Lowest to Highest/1/         $13.62 to $13.47    $7.77       $7.69 to $7.60        $7.35
  Net Assets (In Thousands)                               $1,762      $88                 $450          $21
  Investment Income Ratio to Net Assets/2/                 1.07%    1.50%                1.25%        0.76%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%    1.40%       1.40% to 1.80%        1.40%
  Total Return, Lowest to Highest/4/            27.17% to 26.66%   26.58%     26.28% to 25.77%       21.81%

December 31, 2002
  Units                                                  131,233   11,911               59,105        3,367
  Unit Fair Value, Lowest to Highest/1/         $10.64 to $10.71    $6.14       $6.04 to $6.09        $6.04
  Net Assets (In Thousands)                               $1,402      $73                 $359          $20
  Investment Income Ratio to Net Assets/2/                 0.80%    1.27%                1.51%        0.45%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%    1.40%       1.40% to 1.80%        1.40%
  Total Return, Lowest to Highest/4/        (14.18%) to (13.84%) (23.44%) (23.93%) to (23.63%)     (23.69%)

December 31, 2001
  Units                                                   99,686   15,789                  358        7,556
  Unit Fair Value, Lowest to Highest/1/         $12.39 to $12.43    $8.01       $7.95 to $7.97        $7.91
  Net Assets (In Thousands)                               $1,238     $127                   $3          $60
  Investment Income Ratio to Net Assets/2/                 0.51%    1.09%                0.68%        0.48%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%    1.40%       1.40% to 1.80%        1.40%
  Total Return, Lowest to Highest/4/            10.80% to 11.25% (13.41%) (14.04%) to (13.69%)     (14.48%)

                                            ----------------------------------

                                                                   Capital
                                             Disciplined Stock   Appreciation
                                                Portfolio B       Portfolio
                                            -------------------- ------------
December 31, 2005
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2004
  Units
  Unit Fair Value, Lowest to Highest/1/
  Net Assets (In Thousands)
  Investment Income Ratio to Net Assets/2/
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/
  Total Return, Lowest to Highest/4/

December 31, 2003
  Units                                                    5,366     20,588
  Unit Fair Value, Lowest to Highest/1/           $7.29 to $7.21      $8.72
  Net Assets (In Thousands)                                  $39       $179
  Investment Income Ratio to Net Assets/2/                 0.70%      1.42%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%      1.40%
  Total Return, Lowest to Highest/4/            21.60% to 21.11%     19.49%

December 31, 2002
  Units                                                    5,344     21,971
  Unit Fair Value, Lowest to Highest/1/           $5.95 to $6.00      $7.30
  Net Assets (In Thousands)                                  $32       $160
  Investment Income Ratio to Net Assets/2/                 0.55%      0.68%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%      1.40%
  Total Return, Lowest to Highest/4/        (24.10%) to (23.80%)   (17.87%)

December 31, 2001
  Units                                                    5,505     41,676
  Unit Fair Value, Lowest to Highest/1/           $7.85 to $7.87      $8.88
  Net Assets (In Thousands)                                  $43       $370
  Investment Income Ratio to Net Assets/2/                 0.55%      0.99%
  Expenses as a percent of Average Net
   Assets, Lowest to Highest/3/                   1.40% to 1.80%      1.40%
  Total Return, Lowest to Highest/4/        (15.01%) to (14.67%)   (10.58%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                    Dreyfus                         INVESCO
                              -------------------- ----------------------------------------- ------------------

                                    Capital
                                  Appreciation           Dynamics            High Yield          High Yield
                                  Portfolio B              Fund                 Fund             Portfolio
                              -------------------- -------------------- -------------------- ------------------
December 31, 2005
  Units                                                                                                  65,343
  Unit Fair Value, Lowest to
   Highest/1/                                                                                  $13.31 to $12.71
  Net Assets (In Thousands)                                                                                $853
  Investment Income Ratio
   to Net Assets/2/                                                                                       6.51%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/                                                                          1.30% to 1.90%
  Total Return, Lowest to
   Highest/4/                                                                                    2.78% to 2.17%

December 31, 2004
  Units                                                                                                  55,309
  Unit Fair Value, Lowest to
   Highest/1/                                                                                  $12.95 to $12.44
  Net Assets (In Thousands)                                                                                $702
  Investment Income Ratio
   to Net Assets/2/                                                                                       6.60%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/                                                                          1.30% to 1.90%
  Total Return, Lowest to
   Highest/4/                                                                                    8.14% to 7.50%

December 31, 2003
  Units                                    215,401              382,062               24,052             48,681
  Unit Fair Value, Lowest to
   Highest/1/                       $8.62 to $8.53       $6.57 to $6.50       $8.88 to $8.78   $11.76 to $11.63
  Net Assets (In Thousands)                 $1,850               $2,503                 $213               $572
  Investment Income Ratio
   to Net Assets/2/                          1.30%                0.00%                5.98%              7.12%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             1.40% to 1.80%       1.40% to 1.80%       1.40% to 1.80%     1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                     19.15% to 18.67%     35.91% to 35.37%     23.30% to 22.81%   21.23% to 20.74%

December 31, 2002
  Units                                    164,640              304,467               28,086              9,092
  Unit Fair Value, Lowest to
   Highest/1/                       $7.19 to $7.24       $4.80 to $4.84       $7.15 to $7.20     $9.63 to $9.70
  Net Assets (In Thousands)                 $1,188               $1,469                 $202                $88
  Investment Income Ratio
   to Net Assets/2/                          1.31%                0.00%               10.57%              7.30%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             1.40% to 1.80%       1.40% to 1.80%       1.40% to 1.80%     1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                 (18.38%) to (18.05%) (33.12%) to (32.85%)   (3.06%) to (2.67%) (2.95%) to (2.56%)

December 31, 2001
  Units                                     66,102              129,944               28,370              1,666
  Unit Fair Value, Lowest to
   Highest/1/                       $8.81 to $8.83       $7.18 to $7.20       $7.37 to $7.40     $9.92 to $9.95
  Net Assets (In Thousands)                   $583                 $935                 $210                $17
  Investment Income Ratio
   to Net Assets/2/                          1.17%                0.00%               14.73%              7.70%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/             1.40% to 1.80%       1.40% to 1.80%       1.40% to 1.80%     1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                 (11.25%) to (10.89%) (32.38%) to (32.09%) (16.46%) to (16.10%)     0.50% to 0.91%

                                      PIMCO
                              ----------------------------------------
                                                      StocksPLUS
                                                        Growth
                                 Low Duration            and
                                  Portfolio        Income Portfolio
                              ------------------ --------------------
December 31, 2005
  Units                                   45,882               24,691
  Unit Fair Value, Lowest to
   Highest/1/                   $12.21 to $11.71     $13.44 to $12.81
  Net Assets (In Thousands)                 $553                 $226
  Investment Income Ratio
   to Net Assets/2/                        2.81%                2.29%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/           1.30% to 1.90%       1.30% to 1.90%
  Total Return, Lowest to
   Highest/4/                 (0.29%) to (0.88%)       2.16% to 1.55%

December 31, 2004
  Units                                   46,341               27,490
  Unit Fair Value, Lowest to
   Highest/1/                   $12.24 to $11.82     $13.15 to $12.61
  Net Assets (In Thousands)                 $561                 $246
  Investment Income Ratio
   to Net Assets/2/                        1.43%                1.73%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/           1.30% to 1.90%       1.30% to 1.90%
  Total Return, Lowest to
   Highest/4/                   0.52% to (0.09%)       9.38% to 8.72%

December 31, 2003
  Units                                   44,002               25,384
  Unit Fair Value, Lowest to
   Highest/1/                   $12.09 to $11.96       $8.20 to $8.11
  Net Assets (In Thousands)                 $531                 $208
  Investment Income Ratio
   to Net Assets/2/                        1.70%                2.40%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/           1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                     0.93% to 0.52%     28.57% to 28.06%

December 31, 2002
  Units                                   28,815               12,361
  Unit Fair Value, Lowest to
   Highest/1/                   $11.90 to $11.98       $6.34 to $6.38
  Net Assets (In Thousands)                 $345                  $79
  Investment Income Ratio
   to Net Assets/2/                        3.39%                3.37%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/           1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                     5.15% to 5.57% (21.65%) to (21.33%)

December 31, 2001
  Units                                   14,221                4,295
  Unit Fair Value, Lowest to
   Highest/1/                   $11.32 to $11.35       $8.09 to $8.11
  Net Assets (In Thousands)                 $161                  $35
  Investment Income Ratio
   to Net Assets/2/                        5.18%                5.10%
  Expenses as a percent of
   Average Net Assets,
   Lowest to Highest/3/           1.40% to 1.80%       1.40% to 1.80%
  Total Return, Lowest to
   Highest/4/                     5.70% to 6.12% (13.03%) to (12.61%)

                                                                    (Continued)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                             FINANCIAL HIGHLIGHTS



                                                                          PIMCO                   Scudder I
                                                                     ---------------- ----------------------------------


                                                                       Total Return   International    International
                                                                        Portfolio       Portfolio       Portfolio B
                                                                     ---------------- ------------- --------------------
December 31, 2005
  Units                                                                       215,346
  Unit Fair Value, Lowest to Highest/1/                              $13.38 to $13.13
  Net Assets (In Thousands)                                                    $2,865
  Investment Income Ratio to Net Assets/2/                                      3.36%
  Expenses as a percent of Average Net Assets, Lowest to Highest/3/    1.40% to 1.80%
  Total Return, Lowest to Highest/4/                                   1.03% to 0.63%

December 31, 2004
  Units                                                                       238,348
  Unit Fair Value, Lowest to Highest/1/                              $13.24 to $13.04
  Net Assets (In Thousands)                                                    $3,143
  Investment Income Ratio to Net Assets/2/                                      2.46%
  Expenses as a percent of Average Net Assets, Lowest to Highest/3/    1.40% to 1.80%
  Total Return, Lowest to Highest/4/                                   3.39% to 2.97%

December 31, 2003
  Units                                                                       239,749     15,512                 145,481
  Unit Fair Value, Lowest to Highest/1/                              $12.81 to $12.67      $6.21          $6.19 to $6.12
  Net Assets (In Thousands)                                                    $3,061        $96                    $896
  Investment Income Ratio to Net Assets/2/                                      2.83%      0.76%                   0.53%
  Expenses as a percent of Average Net Assets, Lowest to Highest/3/    1.40% to 1.80%      1.40%          1.40% to 1.80%
  Total Return, Lowest to Highest/4/                                   3.60% to 3.18%     25.98%        25.75% to 25.24%

December 31, 2002
  Units                                                                       255,114     16,042                 110,635
  Unit Fair Value, Lowest to Highest/1/                              $12.28 to $12.36      $4.93          $4.88 to $4.92
  Net Assets (In Thousands)                                                    $3,148        $79                    $543
  Investment Income Ratio to Net Assets/2/                                      4.15%      0.89%                   0.51%
  Expenses as a percent of Average Net Assets, Lowest to Highest/3/    1.40% to 1.80%      1.40%          1.40% to 1.80%
  Total Return, Lowest to Highest/4/                                   7.14% to 7.57%   (19.50%)    (20.07%) to (19.75%)

December 31, 2001
  Units                                                                       132,530     24,880                  43,558
  Unit Fair Value, Lowest to Highest/1/                              $11.46 to $11.49      $6.12          $6.11 to $6.13
  Net Assets (In Thousands)                                                    $1,522       $152                    $266
  Investment Income Ratio to Net Assets/2/                                      3.95%      0.35%                   0.00%
  Expenses as a percent of Average Net Assets, Lowest to Highest/3/    1.40% to 1.80%      1.40%          1.40% to 1.80%
  Total Return, Lowest to Highest/4/                                   6.44% to 6.87%   (31.83%)    (32.05%) to (31.78%)

/1/ Unit fair value amounts are presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts. Some individual unit fair values are not within the ranges presented.

/2/ These amounts represent the dividends, excluding distributions of capital gains, received by the Separate Account sub-accounts from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the Separate Account sub-accounts is affected by the timing of the declaration of dividends by the underlying fund in which the Separate Account sub-accounts invest.

/3/ These ratios represent the annualized contract expenses of the Separate
    Account sub-accounts, consisting of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

/4/ These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented. The total return ratios related to new products offered or new sub-accounts added as investment options during the year are calculated for the period from the inception date of the product or sub-account through the end of the reporting period.

                                                                    (Concluded)

             METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF METLIFE, INC.)
                       CONSOLIDATED FINANCIAL STATEMENTS
                              for the Years Ended
                       December 31, 2005, 2004 and 2003
                                      and
            Report of Independent Registered Public Accounting Firm

      REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      To the Board of Directors and Stockholder of MetLife Investors Insurance Company:

      We have audited the accompanying consolidated balance sheets of MetLife Investors Insurance Company and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Investors Insurance Company and subsidiaries at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 1, the Company changed its method of accounting for certain non-traditional long duration contracts and separate accounts as required by new accounting guidance which became effective on January 1, 2004 and recorded the impact as cumulative effect of change in accounting principles.

      /s/ DELOITTE & TOUCHE LLP
      Certified Public Accountants

      Tampa, Florida
      April 19, 2006
      (November 3, 2006 as to Note 12)

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of Metlife, Inc.)
                             CONSOLIDATED BALANCE SHEETS
                             DECEMBER 31, 2005 AND 2004
                   (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                              2005    2004
                                                                            -------  -------
ASSETS
Investments:
 Fixed maturities available-for-sale, at fair value (amortized cost: $2,357
   and $2,173, respectively)                                                $ 2,348  $ 2,189
 Equity securities, at fair value (cost: $1 and $1, respectively)                 1        1
 Mortgage loans on real estate                                                   65      130
 Policy loans                                                                    28       28
 Real estate joint ventures held-for-investment                                   3        5
 Other limited partnership interests                                              3        2
 Short-term investments                                                          79      103
 Other invested assets                                                           28       15
                                                                            -------  -------
   Total investments                                                          2,555    2,473
Cash and cash equivalents                                                        17      174
Accrued investment income                                                        24       21
Premiums and other receivables                                                1,013      927
Deferred policy acquisition costs and value of business acquired                612      573
Current income taxes receivable                                                   -       23
Other assets                                                                    120       94
Separate account assets                                                       7,529    6,546
                                                                            -------  -------
   Total assets                                                             $11,870  $10,831
                                                                            =======  =======

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
 Future policy benefits                                                     $   238  $   112
 Policyholder account balances                                                2,769    2,903
 Other policyholder funds                                                        22        9
 Current income taxes payable                                                     2        -
 Deferred income taxes payable                                                   36       36
 Payables for collateral under securities loaned transactions                   508      487
 Other liabilities                                                               39       36
 Separate account liabilities                                                 7,529    6,546
                                                                            -------  -------
   Total liabilities                                                        $11,143  $10,129
                                                                            =======  =======

Stockholder's Equity:
 Common stock, par value $2 per share; 5,000,000 shares authorized;
   2,899,446 shares issued and outstanding                                        6        6
 Additional paid-in capital                                                     586      586
 Retained earnings                                                              139      104
 Accumulated other comprehensive income (loss)                                   (4)       6
                                                                            -------  -------
   Total stockholder's equity                                                   727      702
                                                                            -------  -------
   Total liabilities and stockholder's equity                               $11,870  $10,831
                                                                            =======  =======


            See accompanying notes to consolidated financial statements.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
                          CONSOLIDATED STATEMENTS OF INCOME
                FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                                    (IN MILLIONS)

                                                                2005  2004 2003
                                                                ----  ---- ----
REVENUES
Premiums                                                        $122  $ 19 $  7
Universal life and investment-type product policy fees           115   107   79
Net investment income                                            114   134  143
Other revenues                                                    61    71   65
Net investment gains (losses)                                     (6)   36  (25)
                                                                ----  ---- ----
   Total revenues                                                406   367  269
                                                                ----  ---- ----

EXPENSES
Policyholder benefits and claims                                 139    30   22
Interest credited to policyholder account balances               120   147  171
Other expenses                                                   103    99   80
                                                                ----  ---- ----
   Total expenses                                                362   276  273
                                                                ----  ---- ----

Income (loss) before provision (benefit) for income taxes         44    91   (4)
Provision (benefit) for income tax expense                         9    27   (3)
                                                                ----  ---- ----
Income (loss) before cummulative effect of change in accounting   35    64   (1)
Cumulative effect of change in accounting, net of income taxes     -     1    -
                                                                ----  ---- ----
Net income (loss)                                               $ 35  $ 65 $ (1)
                                                                ====  ==== ====




            See accompanying notes to consolidated financial statements.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
                   CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                                    (IN MILLIONS)

                                                                                             ACCUMULATED
                                                                        ADDITIONAL              OTHER
                                                                 COMMON  PAID-IN   RETAINED COMPREHENSIVE
                                                                 STOCK   CAPITAL   EARNINGS INCOME (LOSS) TOTAL
                                                                 ------ ---------- -------- ------------- -----
Balance at January 1, 2003                                         $6      $431      $ 40       $  7      $484
Capital contribution                                                         56                             56
Comprehensive income (loss):
 Net loss                                                                              (1)                  (1)
 Other comprehensive income (loss):
   Unrealized investment gains (losses), net of related offsets
     and income taxes                                                                             14        14
                                                                                                          ----
 Comprehensive income (loss)                                                                                13
                                                                 ---------------------------------------------
Balance at December 31, 2003                                        6       487        39         21       553
Capital contribution                                                        110                            110
Sale of subsidiary                                                          (11)                           (11)
Comprehensive income (loss):
 Net income                                                                            65                   65
 Other comprehensive income (loss):
   Unrealized investment gains (losses), net of related offsets
     and income taxes                                                                            (15)      (15)
                                                                                                          ----
 Comprehensive income (loss)                                                                                50
                                                                 ---------------------------------------------
Balance at December 31, 2004                                        6       586       104          6       702
Comprehensive income (loss):
 Net Income                                                                            35                   35
 Other comprehensive income (loss):
   Unrealized investment gains (losses), net of related offsets
     and income taxes                                                                            (10)      (10)
                                                                                                          ----
 Comprehensive income (loss)                                                                                25
                                                                 ---------------------------------------------
Balance at December 31, 2005                                       $6      $586      $139       $ (4)     $727
                                                                 =============================================



            See accompanying notes to consolidated financial statements.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                                    (IN MILLIONS)

                                                                                                      2005     2004     2003
                                                                                                    -------  -------  -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                                                   $    35  $    65  $    (1)
 Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
   Amortization of premiums and accretion of discounts associated with investments, net                   8       12        9
   (Gains) losses from sales of investments, net                                                          6      (36)      25
   Interest credited to policyholder account balances                                                   120      147      171
   Universal life and investment-type product policy fees                                              (115)    (107)     (79)
   Change in accrued investment income                                                                   (3)       5       (3)
   Change in premiums and other receivables                                                             (77)    (413)    (140)
   Change in deferred policy acquisition costs, net                                                     (29)     (77)     (98)
   Change in insurance-related liabilities                                                              125       26        2
   Change in income taxes payable                                                                        30        9       (9)
   Change in other assets                                                                                83       74       46
   Change in other liabilities                                                                            6      (30)     (65)
                                                                                                    -------  -------  -------
Net cash provided by (used in) operating activities                                                     189     (325)    (142)
                                                                                                    -------  -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES
 Sales, maturities and repayments of:
   Fixed maturities                                                                                   2,025      990    1,149
   Mortgage loans on real estate                                                                         67      137       49
   Real estate and real estate joint ventures                                                             2        1        -
 Purchases of:
   Fixed maturities                                                                                  (2,245)  (1,029)  (1,672)
   Mortgage loans on real estate                                                                          -      (41)      (1)
   Real estate and real estate joint ventures                                                             -        -       (1)
 Net change in short-term investments                                                                    24      116      (97)
 Proceeds from sales of businesses                                                                        -       20        -
 Net change in other invested assets                                                                     (6)      (1)     (14)
                                                                                                    -------  -------  -------
Net cash provided by (used in) investing activities                                                    (133)     193     (587)
                                                                                                    -------  -------  -------

CASH FLOWS FROM FINANCING ACTIVITIES
 Policyholder account balances:
   Deposits                                                                                           1,355    1,811    2,180
   Withdrawals                                                                                       (1,589)  (1,864)  (1,978)
 Net change in payables for collateral under securities loaned transactions                              21      100      387
 Capital contribution                                                                                     -      110       56
                                                                                                    -------  -------  -------
Net cash provided by (used in) financing activities                                                    (213)     157      645
                                                                                                    -------  -------  -------
Change in cash and cash equivalents                                                                    (157)      25      (84)
Cash and cash equivalents, beginning of year                                                            174      149      233
                                                                                                    -------  -------  -------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                              $    17  $   174  $   149
                                                                                                    =======  =======  =======
Supplemental disclosures of cash flow information:
 Net cash paid (refunded) during the year:
   Income taxes                                                                                     $   (19) $    21  $     6
                                                                                                    =======  =======  =======

            See accompanying notes to consolidated financial statements.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF ACCOUNTING POLICIES

      BUSINESS

      MetLife Investors Insurance Company ("MLIIC"), a Missouri domiciled life insurance company, and subsidiaries (the "Company") is a wholly owned subsidiary of MetLife, Inc. ("MetLife"). The Company owns 100% of the outstanding shares of MetLife Investors Insurance Company of California ("MLIICCA"), a California domiciled life insurance company. On October 1, 2004 the Company was sold by COVA Corporation ("COVA"), a wholly owned subsidiary of MetLife, to MetLife.

      On October 1, 2004, First MetLife Investors Insurance Company ("FMLI") was sold to MetLife for $34 million in consideration. As a result, the Company recognized a decrease to equity of $11 million in paid in capital and $1 million in accumulated other comprehensive income. Total assets and liabilities of the entity sold at the date of sale were $920 million and $874 million, respectively. Total net income of the entity sold included in the consolidated statements of income was $2 million for both years ended December 31, 2004 and 2003.

      The Company markets and services variable annuities, single premium deferred annuities ("SPDA"), immediate annuities, term life, variable life and universal life insurance policies. The Company is licensed to do business in 46 states and the District of Columbia. Most of the policies issued present no significant mortality or longevity risk to the Company, but rather represent investment deposits by the policyholders. Single premium whole life insurance policies provide policy beneficiaries with mortality benefits amounting to a multiple, which declines with age, of the original premium.

      BASIS OF PRESENTATION

      The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

      The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than minor influence over the partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the partnership's operations.

      Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 2005 presentation. Such reclassifications include, $100 million and $387 million relating to the net change in payable for collateral under securities loaned transactions which was reclassified from cash flows from investing activities to cash flows from financing activities on the consolidated statements of cash flows for the years ended December 31, 2004 and 2003, respectively. Reflected in the consolidated balance sheets and the consolidated statements of cash flows is a reclassification of the reinsurance receivables. Premiums and other receivables and other liabilities

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      reclassifications on the consolidated balance sheets include $14 million at December 31, 2004. The net effect to the change in premiums and other receivables and the change in other liabilities on the consolidated statements of cash flows is $14 million and $69 million for the years ended December 31, 2004 and 2003, respectively.

      SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining: (i) investment impairments; (ii) the fair value of investments in the absence of quoted market values; (iii) application of the consolidation rules to certain investments; (iv) the fair value of and accounting for derivatives; (v) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA"); (vi) the liability for future policyholder benefits; (vii) accounting for reinsurance transactions; and (viii) the liability for litigation and regulatory matters. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

      INVESTMENTS

      The Company's principal investments are in fixed maturities and mortgage loans on real estate, each of which are exposed to three primary sources of investment risk: credit, interest rate and market valuation. The financial statement risks are those associated with the recognition of impairments and income, as well as the determination of fair values. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost; (vii) unfavorable changes in forecasted cash flows on asset-backed securities; and
      (viii) other subjective factors, including concentrations and

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      information obtained from regulators and rating agencies. In addition, the earnings on certain investments are dependent upon market conditions, which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets. The determination of fair values in the absence of quoted market values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and
      (iii) assumptions deemed appropriate given the circumstances. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts. In addition, the Company enters into real estate joint ventures and other limited partnerships for which the Company may by deemed to be the primary beneficiary and, therefore, may by required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party. The Company was not deemed to be the primary beneficiary for any of its real estate joint ventures or limited partnerships as of December 31, 2005 and 2004.

      DERIVATIVES

      The Company enters into freestanding derivative transactions primarily to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial assets and liabilities. The associated financial statement risk is the volatility in net income which can result from (i) changes in fair value of derivatives not qualifying as accounting hedges; (ii) ineffectiveness of designated hedges; and (iii) counterparty default. In addition, there is a risk that embedded derivatives requiring bifurcation are not identified and reported at fair value in the consolidated financial statements. Accounting for derivatives is complex, as evidenced by significant authoritative interpretations of the primary accounting standards which continue to evolve, as well as the significant judgments and estimates involved in determining fair value in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate under the circumstances. Such assumptions include estimated volatility and interest rates used in the determination of fair value where quoted market values are not available. The use of different assumptions may have a material effect on the estimated fair value amounts.

      DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

      The Company incurs significant costs in connection with acquiring new and renewal insurance business. These costs, which vary with and are primarily related to the production of that business, are deferred. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. The amount of future profit is dependent principally on investment returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns are most likely to impact the rate of amortization of such costs. The aforementioned factors enter into management's estimates of gross profits, which generally are used to amortize such costs. VOBA reflects the estimated fair value of in-force contracts in a life insurance company acquisition and

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the insurance and annuity contracts in force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future gross profits are less than amounts deferred. In addition, the Company utilizes the reversion to the mean assumption, a common industry practice, in its determination of the amortization of DAC and VOBA. This practice assumes that the expectation for long-term appreciation in equity markets is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred.

      LIABILITY FOR FUTURE POLICY BENEFITS

      The Company establishes liabilities for amounts payable under insurance policies, including term life and traditional annuities. Generally, amounts are payable over an extended period of time and liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, expenses, persistency, investment returns and inflation. Utilizing these assumptions, liabilities are established on a block of business basis.

      Differences between actual experience and the assumptions used in pricing these policies and in the establishment of liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

      REINSURANCE

      The Company enters into reinsurance transactions as a purchaser of reinsurance. Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously. Additionally, for each of its reinsurance contracts, the Company must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. The Company must review all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      LITIGATION

      The Company is a party to a number of legal actions and regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities related to certain lawsuits are especially difficult to estimate due to the limitation of available data and uncertainty regarding numerous variables used to determine amounts recorded. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows in particular annual periods.

      SIGNIFICANT ACCOUNTING POLICIES

      INVESTMENTS

      The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These adjustments are recorded as investment losses. The assessment of whether such impairment has occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors, as described in "-- Summary of Critical Accounting Estimates-Investments," about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential.

      The Company's review of its fixed maturities and equity securities for impairments also includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

      Investment gains and losses on sales of securities are determined on a specific identification basis. All security transactions are recorded on a trade date basis. Amortization of premium and accretion of discount on fixed maturity securities is recorded using the effective interest method.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      Mortgage loans on real estate are stated at amortized cost, net of valuation allowances. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the mortgage loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's collateral or the loan's market value if the loan is being sold. The Company also establishes allowances for loan loss when a loss contingency exists for pools of loans with similar characteristics, for example, mortgage loans based on similar property types and loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Changes in valuation allowances are included in net investment gains and losses. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on impaired loans are recorded as a reduction of the recorded investment. Real estate acquired upon foreclosure of commercial mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

      Policy loans are stated at unpaid principal balances.

      Short-term investments are stated at amortized cost, which approximates fair value.

      Other invested assets consist principally of derivatives carried at fair value as determined by quoted market prices or through the use of pricing models.

      DERIVATIVE FINANCIAL INSTRUMENTS

      Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, or other financial indices. Derivatives may be exchange traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage its various risks. Additionally, the Company can enter into income generation and replication derivatives as permitted by its Derivatives Use Plan. Freestanding derivatives are carried on the Company's consolidated balance sheets either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. Values can be affected by changes in interest rates, foreign exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("SFAS 133"), as amended, changes in the fair value of the derivative are reported in net investment gains (losses).

      To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

      Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

      Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income (loss), a separate component of shareholder's equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item. The Company had no cash flow hedges during the years ended December 31, 2005, 2004, and 2003.

      In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The Company had no foreign operations, nor hedges for net investments in foreign operations during the years ended December 31, 2005, 2004 and 2003.

      The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item;
      (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur;
      (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

      When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      continues to be carried on the consolidated balance sheets at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

      When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheets at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheets, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

      In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheets, with changes in its fair value recognized in the current period as net investment gains (losses).

      CASH AND CASH EQUIVALENTS

      The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

      DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

      DAC represents the costs of acquiring new and renewal insurance business that vary with, and is primarily related to, the production of that business are deferred. Such costs consist principally of commissions and agency and policy issue expenses. VOBA represents the present value of estimated future profits to be generated from existing insurance contracts in-force at the date of acquisition.

      DAC is amortized with interest over the expected life of the contract for universal life and investment-type products. Generally, DAC is amortized in proportion to the present value of estimated profits from investment, mortality, expense margins and surrender charges. Interest rates used to compute the present value of estimated gross profits are based on rates in effect at the inception or acquisition of the contracts.

      Actual gross profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management utilizes the reversion to the mean assumption, a common industry practice, in its determination of the amortization of DAC. This practice assumes that the expectation

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      for long-term equity investment appreciation is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred. Management periodically updates these estimates and evaluates the recoverability of DAC. When appropriate, management revises its assumptions of the estimated gross profits of these contracts, and the cumulative amortization is re-estimated and adjusted by a cumulative charge or credit to current operations.

      DAC for non-participating term life and annuity policies with life contingencies is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied during the lives of the contracts. Deviations from estimated experience are included in operations when they occur. For these contracts, the amortization period is typically the estimated life of the policy.

      Policy acquisition costs related to internally replaced contracts are expensed at the date of replacement.

      SALES INDUCEMENTS

      The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

      GOODWILL

      Goodwill is the excess of cost over the fair value of net assets acquired and is included in Other Assets. The Company recognized no impairments of goodwill during the years ended December 31, 2005 and 2003. Goodwill was $33 million as of December 31, 2005 and 2004 and $34 million as of December 31, 2003. During 2004, dispositions of goodwill of $0.2 million is related to the sale of FMLI.

      Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment. If the carrying value of goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values are determined using a market multiple or a discounted cash flow model. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      LIABILITY FOR FUTURE POLICY BENEFITS AND POLICYHOLDER ACCOUNT BALANCES

      Future policy benefits for non-participating traditional life insurance policies are equal to the aggregate of the present value of future benefit payments and related expenses less the present value of future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. The interest rate for the aggregate future policy benefit liabilities average is 5%.

      Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2% to 8%.

      Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to the policy account values, which consist of an accumulation of gross premium payments plus credited interest, ranging from 2% to 14%, less expenses, mortality charges, and withdrawals.

      The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts as follows:

      . Annuity guaranteed death benefit liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the liabilities are consistent with those used for amortizing DAC, including the mean reversion assumption. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poors 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

      . Guaranteed income benefit liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for calculating such guaranteed income benefit liabilities are consistent with those used for calculating the guaranteed death benefit liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates a percentage of the potential annuitizations that may be elected by the contractholder.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      The Company offers certain variable annuity products with guaranteed minimum benefit riders as follows:

      . Guaranteed minimum withdrawal benefit riders ("GMWB"s) guarantee a policyholder return of the purchase payment plus a bonus amount via partial withdrawals, even if the account value is reduced to zero, provided that the policyholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract. When an additional purchase payment is made, the guaranteed withdrawal amount is set equal to the greater of (i) the guaranteed withdrawal amount before the purchase payment or (ii) the benefit base after the purchase payment. The benefit base increases by additional purchase payments plus a bonus amount and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also change as a result of an optional reset as defined in the contract. The benefit base can be reset to the account balance on the date of the reset if greater than the benefit base before the reset. The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product. The risk associated with GMWBs was transferred to an affiliate through a financial reinsurance agreement. The fair value of GMWBs, included in policyholder account balances, and the financing agreement, included in premiums and other receivables, were both $1 million at December 31, 2005.

      The fair value of the GMWBs is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits. GMWBs are reported in policyholder account balances and the changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

      OTHER POLICYHOLDER FUNDS

      Other policyholder funds includes policy and contract claims and unearned policy and contract fees.

      RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS

      Premiums related to term life and annuity policies with life contingencies are recognized as revenues when due. Benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

      Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      account balances for mortality, policy administration and surrender charges and are recognized in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

      OTHER REVENUES

      Other revenues include reinsurance financing fees and advisory fees. Such fees are recognized in the period in which services are performed.

      FEDERAL INCOME TAXES

      The Company and its includable life insurance subsidiary file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. The Company filed a consolidated return for 2004 with MLIICCA and FMLI. The operations of FMLI included in the 2004 consolidated return were through September 30, 2004, and after that time FMLI filed a separate standalone return. The future tax consequences of temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheets dates and are recorded as deferred income tax assets and liabilities. Valuation allowances are established when management assesses, based on available information, that it is more likely than not that deferred income tax assets will not be realized.

      REINSURANCE

      The Company has reinsured certain of its insurance contracts with other insurance companies under various agreements. For reinsurance contracts that transfer sufficient underwriting risk, reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. Amounts due from reinsurers, for long-duration arrangements, are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reinsurance credits. DAC is reduced by amounts recovered under reinsurance contracts. Amounts received from reinsurers for policy administration are reported in other revenues.

      The Company enters into financial reinsurance contracts, which represent low mortality risk reinsurance treaties. These contracts are reported as deposits and are included in premiums and other receivables. The amount of revenue on these contracts represents fees and other cost of insurance under the terms of the reinsurance agreement and is reported in other revenues.

      SEPARATE ACCOUNTS

      Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Effective with the adoption of Statement of Position 03-1, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS ("SOP 03-1"), on January 1, 2004, the Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and
      (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income. In connection with the adoption of SOP 03-1, there was no material impact on the Company's reporting of separate accounts. See "-- Application of Recent Accounting Pronouncements."

      The Company's revenues reflect fees charged to the separate accounts, primarily including policy administration fees and investment management fees.

      EMPLOYEE BENEFIT PLANS

      The Company participates in a noncontributory defined benefit pension plan sponsored by Metropolitan Life Insurance Company ("Metropolitan Life"), an affiliate, covering employees who meet specified eligibility requirements. The reported expense associated with this plan requires an extensive use of assumptions which include the discount rate, expected return on plan assets and rate of future compensation increases as determined by Metropolitan Life. Metropolitan Life's management determines these assumptions based upon currently available market and industry data, historical performance of the plan and its assets, and consultation with an independent consulting actuarial firm. These assumptions may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. These differences may have a significant effect on the Company's consolidated financial statements and liquidity. The Company's share of net expense for the pension plan was insignificant for the years ended December 31, 2005, 2004, and 2003.

      APPLICATION OF RECENT ACCOUNTING PRONOUNCEMENTS

      In February 2006, the FASB issued SFAS No. 155, ACCOUNTING FOR CERTAIN HYBRID INSTRUMENTS ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS
      No. 140, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155 (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (iv) eliminates the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest. SFAS 155 will be applied prospectively and is effective for all financial instruments acquired or issued for fiscal years beginning after September 15, 2006. SFAS 155 is not expected to have a material impact on the Company's consolidated financial statements. The FASB has issued additional guidance relating to derivative financial instruments as follows:

      . In June 2005, the FASB cleared SFAS 133 Implementation Issue No. B38, EMBEDDED DERIVATIVES: EVALUATION OF NET SETTLEMENT WITH RESPECT TO THE SETTLEMENT OF A DEBT INSTRUMENT THROUGH EXERCISE OF AN EMBEDDED PUT OPTION OR CALL OPTION ("Issue B38") and SFAS 133 Implementation Issue No. B39, EMBEDDED DERIVATIVES: APPLICATION OF PARAGRAPH 13(B) TO CALL OPTIONS THAT ARE EXERCISABLE ONLY BY THE DEBTOR ("Issue B39"). Issue B38 clarified that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS No. 133. Issue B39 clarified that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. Issues B38 and B39, which must be adopted as of the first day of the first fiscal quarter beginning after December 15, 2005, did not have a material impact on the Company's consolidated financial statements.

      . Effective October 1, 2003, the Company adopted SFAS 133 Implementation Issue No. B36, EMBEDDED DERIVATIVES: MODIFIED COINSURANCE ARRANGEMENTS AND DEBT INSTRUMENTS THAT INCORPORATE CREDIT RISK EXPOSURES THAT ARE UNRELATED OR ONLY PARTIALLY RELATED TO THE CREDITWORTHINESS OF THE OBLIGOR UNDER THOSE INSTRUMENTS ("Issue B36"). Issue B36 concluded that (i) a company's funds withheld payable and/or receivable under certain reinsurance arrangements; and
          (ii) a debt instrument that incorporates credit risk exposures that are unrelated or only partially related to the creditworthiness of the obligor include an embedded derivative feature that is not clearly and closely related to the host contract. Therefore, the embedded derivative feature is measured at fair value on the balance sheets and changes in fair value are reported in income. Issue B36 did not have a material impact on the Company's consolidated financial statements.

      . Effective July 1, 2003, the Company adopted SFAS No. 149, AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("SFAS 149"). SFAS 149 amended and clarified the accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Except for certain previously issued and effective guidance, SFAS 149 was effective for contracts entered into or modified after June 30, 2003. The Company's adoption of SFAS 149 did not have a significant impact on its consolidated financial statements.

      In September 2005, the American Institute of Certified Public Accountants ("AICPA") issued SOP 05-1, ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS ("SOP 05-1"). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN LONG-DURATION CONTRACTS AND FOR REALIZED GAINS AND LOSSES FROM THE SALE OF INVESTMENTS. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Under SOP 05-1, modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. A replacement contract that is substantially changed will be accounted for as an extinguishment of the replaced contract resulting in a release of unamortized deferred acquisition costs, unearned revenue and deferred sales inducements associated with the replaced contract. The guidance in SOP 05-1 will be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of SOP 05-1 and does not expect that the pronouncement will have a material impact on the Company's consolidated financial statements.

      Effective July 1, 2005, the Company adopted SFAS No. 153, EXCHANGES OF NONMONETARY ASSETS, AN AMENDMENT OF APB OPINION NO. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

      In June 2005, the FASB completed its review of EITF Issue No. 03-1, THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES ("SFAS 115"), that are impaired at the balance sheets date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FASB Staff Position ("FSP") 115-1, THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

      In June 2005, the EITF reached consensus on Issue No. 04-5, DETERMINING WHETHER A GENERAL PARTNER, OR THE GENERAL PARTNERS AS A GROUP, CONTROLS A LIMITED PARTNERSHIP OR SIMILAR ENTITY WHEN

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      THE LIMITED PARTNERS HAVE CERTAIN RIGHTS ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. EITF 04-5 must be adopted by January 1, 2006 for all other limited partnerships through a cumulative effect of a change in accounting principle recorded in opening equity or it may be applied retrospectively by adjusting prior period financial statements. The adoption of this provision of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

      In May 2005, the FASB issued SFAS No. 154, ACCOUNTING CHANGES AND ERROR CORRECTIONS, A REPLACEMENT OF APB OPINION NO. 20 AND FASB STATEMENT NO. 3 ("SFAS 154"). The statement requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 will not have a material impact on the Company's consolidated financial statements.

      Effective July 1, 2004, the Company adopted EITF Issue No. 03-16, ACCOUNTING FOR INVESTMENTS IN LIMITED LIABILITY COMPANIES ("EITF 03-16"). EITF 03-16 provides guidance regarding whether a limited liability company should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a noncontrolling investment should be accounted for using the cost method or the equity method of accounting. EITF 03-16 did not have a material impact on the Company's consolidated financial statements.

      Effective January 1, 2004, the Company adopted SOP 03-1, as interpreted by a Technical Practice Aid ("TPA"), issued by the AICPA. SOP 03-1 provides guidance on (i) the classification and valuation of long-duration contract liabilities; (ii) the accounting for sales inducements; and (iii) separate account presentation and valuation. In June 2004, the FASB released FSP No. 97-1, SITUATIONS IN WHICH PARAGRAPHS 17(B) AND 20 OF FASB STATEMENT NO. 97, ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN LONG-DURATION CONTRACTS AND FOR REALIZED GAINS AND LOSSES FROM THE SALE OF INVESTMENTS, PERMIT OR REQUIRE ACCRUAL OF AN UNEARNED REVENUE LIABILITY ("FSP 97-1"), which included clarification that unearned revenue liabilities should be considered in determining the necessary insurance benefit liability required under SOP 03-1. Since the Company had considered unearned revenue in determining its SOP 03-1 benefit liabilities, FSP 97-1 did not impact its consolidated financial statements. As a result of the adoption of SOP 03-1, effective January 1, 2004, the Company decreased future policyholder benefits for various guaranteed minimum death and income benefits, net of DAC and unearned revenue liability offsets under certain variable annuity contracts by approximately $1 million, net of income tax, which has been reported as a cumulative effect of a change in accounting. The application of SOP 03-1 increased the Company's 2004 net income by $3 million, including the cumulative effect of adoption.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      Effective January 1, 2003, the Company adopted FIN No. 45, GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS ("FIN 45"). FIN 45 requires entities to establish liabilities for certain types of guarantees and expands financial statement disclosures for others. The initial recognition and initial measurement provisions of FIN 45 were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a significant impact on the Company's consolidated financial statements. See Note 7.

      Effective January 1, 2003, the Company adopted SFAS No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES ("SFAS 146"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recorded and measured initially at fair value only when the liability is incurred rather than at the date of an entity's commitment to an exit plan as required by EITF Issue No. 94-3, LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING ("EITF 94-3"). As required by SFAS 146, the Company adopted this guidance on a prospective basis which had no material impact on the Company's consolidated financial statements.

      Effective January 1, 2003, the Company adopted SFAS No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS ("SFAS 145"). In addition to amending or rescinding other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions, SFAS 145 generally precludes companies from recording gains and losses from the extinguishment of debt as an extraordinary item. SFAS 145 also requires sale-leaseback treatment for certain modifications of a capital lease that result in the lease being classified as an operating lease. The adoption of SFAS 145 did not have a significant impact on the Company's consolidated financial statements.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


2.  INVESTMENTS

      FIXED MATURITIES BY SECTOR AND EQUITY SECURITIES AVAILABLE-FOR-SALE

      The following tables set forth the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturities by sector and equity securities, the percentage of the total fixed maturities holdings that each sector represents and the percentage of the total equity securities at:

                                                DECEMBER 31, 2005
                                       ------------------------------------------
                                        COST OR  GROSS UNREALIZED ESTIMATED
                                       AMORTIZED ----------------   FAIR    % OF
                                         COST    GAIN     LOSS      VALUE   TOTAL
                                       --------- ----     ----    --------- -----
                                                  (IN MILLIONS)
     U.S. corporate securities          $  932   $ 6      $11      $  927    39.5%
     Residential mortgage-backed
       securities                          582     3        5         580    24.7
     Foreign corporate securities          175     2        2         175     7.5
     U.S. treasury / agency securities     153     1        -         154     6.5
     Commercial mortgage-backed
       securities                          297     -        6         291    12.4
     Asset-backed securities               174     1        1         174     7.4
     Foreign government securities          40     4        1          43     1.8
     State and political subdivision
       securities                            4     -        -           4     0.2
                                        ------   ---      ---      ------   -----
       Total fixed maturities           $2,357   $17      $26      $2,348   100.0%
                                        ======   ===      ===      ======   =====
     Equity securities                  $    1   $ -      $ -      $    1   100.0%
                                        ======   ===      ===      ======   =====

                                                DECEMBER 31, 2004
                                       ------------------------------------------
                                        COST OR  GROSS UNREALIZED ESTIMATED
                                       AMORTIZED ----------------   FAIR    % OF
                                         COST    GAIN     LOSS      VALUE   TOTAL
                                       --------- ----     ----    --------- -----
                                                  (IN MILLIONS)
     U.S. corporate securities          $  946   $16      $ 3      $  959    43.8%
     Residential mortgage-backed
       securities                          384     3        1         386    17.6
     Foreign corporate securities          104     3        1         106     4.8
     U.S. treasury / agency securities     276     -        1         275    12.6
     Commercial mortgage-backed
       securities                          259     1        2         258    11.8
     Asset-backed securities               185     1        1         185     8.5
     Foreign government securities          15     1        -          16     0.7
     State and political subdivision
       securities                            4     -        -           4     0.2
                                        ------   ---      ---      ------   -----
       Total fixed maturities           $2,173   $25      $ 9      $2,189   100.0%
                                        ======   ===      ===      ======   =====
     Equity securities                  $    1   $ -      $ -      $    1   100.0%
                                        ======   ===      ===      ======   =====

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      The Company held foreign currency derivatives with notional amounts of $4 million and $1 million to hedge exchange risk associated with foreign bonds and loans at December 31, 2005 and 2004, respectively.

      Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

      The Company held fixed maturities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $128 million and $55 million at December 31, 2005 and 2004, respectively. These securities had a net unrealized gain of $4 million and $2 million at December 31, 2005 and 2004, respectively. Non-income producing fixed maturities were less than $1 million at December 31, 2005. There were no non-income producing fixed maturities at December 31, 2004. There were no significant unrealized gains (losses) associated with non-income producing fixed maturities for both years ended December 31, 2005 and 2004.

      The cost or amortized cost and estimated fair value of bonds at December 31, 2005 and 2004, by contractual maturity date (excluding scheduled sinking funds), are shown below:

                                                  DECEMBER 31,
                                     ---------------------------------------
                                            2005                2004
                                     ------------------- -------------------
                                      COST OR  ESTIMATED  COST OR  ESTIMATED
                                     AMORTIZED   FAIR    AMORTIZED   FAIR
                                       COST      VALUE     COST      VALUE
                                     --------- --------- --------- ---------
                                                  (IN MILLIONS)
    Due in one year or less           $  121    $  121    $  171    $  173
    Due after one year through five
      years                              605       601       881       889
    Due after five years through ten
      years                              407       407       208       211
    Due after ten years                  171       174        85        87
                                      ------    ------    ------    ------
      Subtotal                         1,304     1,303     1,345     1,360
    Mortgage-backed, commercial
      mortgage-backed and other
      asset-backed securities          1,053     1,045       828       829
                                      ------    ------    ------    ------
      Total fixed maturities          $2,357    $2,348    $2,173    $2,189
                                      ======    ======    ======    ======

      Bonds not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      Sales or disposals of fixed maturities and equity securities classified as available-for-sale were as follows:

                                          YEARS ENDED DECEMBER 31,
                                          -----------------------
                                           2005     2004    2003
                                           ------   ----    ----
                                             (IN MILLIONS)
                  Proceeds                $1,645    $353    $712
                  Gross investment gains  $    2    $ 34    $  8
                  Gross investment losses $  (19)   $ (5)   $ (7)

      There were insignificant investment writedowns during 2005. Gross investment losses above exclude writedowns recorded during 2004 and 2003 for other than temporarily impaired available-for-sale fixed maturities and equity securities of $2 million and $22 million, respectively.

      The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment or are attributable to declines in fair value occurring in the period of disposition.

      UNREALIZED LOSSES FOR FIXED MATURITIES AND EQUITY SECURITIES AVAILABLE-FOR-SALE

      The following tables show the estimated fair values and gross unrealized losses of the Company's fixed maturities (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at December 31, 2005 and 2004:

                                                                    DECEMBER 31, 2005
                                            -----------------------------------------------------------------
                                                                   EQUAL TO OR GREATER
                                             LESS THAN 12 MONTHS     THAN 12 MONTHS             TOTAL
                                            --------------------- --------------------- ---------------------
                                                         GROSS                 GROSS                 GROSS
                                            ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED
                                            FAIR VALUE    LOSS    FAIR VALUE    LOSS    FAIR VALUE    LOSS
                                            ---------- ---------- ---------- ---------- ---------- ----------
                                                       (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities                     $  483      $ 9        $ 87        $2       $  570      $11
Residential mortgage-backed securities           363        4          41         1          404        5
Foreign corporate securities                      95        1          24         1          119        2
U.S. treasury / agency securities                 83        -           -         -           83        -
Commercial mortgage-backed securities            254        5          30         1          284        6
Asset-backed securities                           86        1           6         -           92        1
Foreign government securities                      6        1           -         -            6        1
State and political subdivision securities         4        -           -         -            4        -
                                              ------      ---        ----        --       ------      ---
 Total fixed maturities                       $1,374      $21        $188        $5       $1,562      $26
                                              ======      ===        ====        ==       ======      ===
Total number of securities in an unrealized
  loss position                                  220                   58                    278
                                              ======                 ====                 ======

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


                                                                    DECEMBER 31, 2004
                                            -----------------------------------------------------------------
                                                                   EQUAL TO OR GREATER
                                             LESS THAN 12 MONTHS     THAN 12 MONTHS             TOTAL
                                            --------------------- --------------------- ---------------------
                                                         GROSS                 GROSS                 GROSS
                                            ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED
                                            FAIR VALUE    LOSS    FAIR VALUE    LOSS    FAIR VALUE    LOSS
                                            ---------- ---------- ---------- ---------- ---------- ----------
                                                       (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities                      $402        $3        $ 9         $-       $  411       $3
Residential mortgage-backed securities          130         1         21          -          151        1
Foreign corporate securities                     27         -         12          1           39        1
U.S. treasury / agency securities               156         1          -          -          156        1
Commercial mortgage-backed securities           177         1         26          1          203        2
Asset-backed securities                          67         1          -          -           67        1
                                               ----        --        ---         --       ------       --
 Total fixed maturities                        $959        $7        $68         $2       $1,027       $9
                                               ====        ==        ===         ==       ======       ==
Total number of securities in an unrealized
  loss position                                 212                   14                     226
                                               ====                  ===                  ======

      The Company did not have equity securities in an unrealized loss position at either December 31, 2005 or 2004.

      AGING OF GROSS UNREALIZED LOSSES FOR FIXED MATURITIES AND EQUITY SECURITIES AVAILABLE-FOR-SALE

      The following tables present the cost or amortized cost, gross unrealized losses and number of securities for fixed maturities and equity securities at December 31, 2005 and 2004, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more for:

                                                                   DECEMBER 31, 2005
                                                   --------------------------------------------------
                                                   COST OR AMORTIZED GROSS UNREALIZED    NUMBER OF
                                                         COST             LOSSES         SECURITIES
                                                   ----------------  ---------------- ----------------
                                                   LESS THAN  20% OR LESS THAN 20% OR LESS THAN 20% OR
                                                      20%      MORE     20%     MORE     20%     MORE
                                                   ---------  ------ --------- ------ --------- ------
                                                       (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months                                $1,128      $2      $14      $1      181      1
Six months or greater but less than nine months         86       -        2       -        1      -
Nine months or greater but less than twelve months     179       -        4       -       37      -
Twelve months or greater                               193       -        5       -       58      -
                                                    ------      --      ---      --      ---      -
 Total                                              $1,586      $2      $25      $1      277      1
                                                    ======      ==      ===      ==      ===      =

                                                                   DECEMBER 31, 2004
                                                   --------------------------------------------------
                                                   COST OR AMORTIZED GROSS UNREALIZED    NUMBER OF
                                                         COST             LOSSES         SECURITIES
                                                   ----------------  ---------------- ----------------
                                                   LESS THAN  20% OR LESS THAN 20% OR LESS THAN 20% OR
                                                      20%      MORE     20%     MORE     20%     MORE
                                                   ---------  ------ --------- ------ --------- ------
                                                       (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months                                $  713      $-      $4       $-      148      -
Six months or greater but less than nine months        212       -       3        -       53      -
Nine months or greater but less than twelve months      41       -       -        -       11      -
Twelve months or greater                                70       -       2        -       13      1
                                                    ------      --      --       --      ---      -
 Total                                              $1,036      $-      $9       $-      225      1
                                                    ======      ==      ==       ==      ===      =

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      As of December 31, 2005, $25 million of unrealized losses related to securities with an unrealized loss position less than 20% of cost or amortized cost, which represented 2% of the cost or amortized cost of such securities. As of December 31, 2004, $9 million of unrealized losses related to securities with an unrealized loss position less than 20% of cost or amortized cost, which represented less than 1% of the cost or amortized cost of such securities.

      As of December 31, 2005, $1 million of unrealized losses related to securities with an unrealized loss position greater than 20% of cost or amortized cost, which represented 50% of the cost or amortized cost of such securities. Such unrealized losses have been in an unrealized loss position for a period of less than six months. As of December 31, 2004, the unrealized losses related to securities with an unrealized loss position greater than 20% of cost or amortized cost were less than $1 million.

      As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. The increase in the unrealized losses during 2005 is principally driven by an increase in interest rates during the year. Based upon the Company's evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in rates during the year, and the Company's intent and ability to hold the fixed income and equity securities with unrealized losses for a period of time sufficient for them to recover; the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

      SECURITIES LENDING PROGRAM

      The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $487 million and $472 million and an estimated fair value of $488 million and $475 million were on loan under the program at December 31, 2005 and 2004, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $508 million and $487 million at December 31, 2005 and 2004, respectively. Securities loaned transactions are accounted for as financing arrangements on the Company's consolidated balance sheets and consolidated statements of cash flows and the income and expenses associated with the program are reported in net investment income as investment income and investment expenses, respectively. There was no security collateral at December 31, 2005 and 2004 on deposit from customers in connection with securities lending transactions.

      ASSETS ON DEPOSIT

      The Company had investment assets on deposit with regulatory agencies with a fair market value of $6 million at both December 31, 2005 and 2004, consisting primarily of fixed maturity securities.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      MORTGAGE LOANS ON REAL ESTATE

      Mortgage loans on real estate were categorized as follows:

                                                   DECEMBER 31,
                                                   ------------
                                                   2005    2004
                                                   ----    ----
                                                   (IN MILLIONS)
                   Commercial mortgage loans       $65     $131
                   Less: Valuation allowances        -        1
                                                   ---     ----
                     Mortgage loans on real estate $65     $130
                                                   ===     ====

      Mortgage loans are collateralized by properties in the United States. At December 31, 2005, approximately 31%, 19% and 13% of the properties were located in California, Texas and Pennsylvania, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

      Changes in loan valuation allowances for mortgage loans on real estate were as follows:

                                              YEARS ENDED DECEMBER 31,
                                              ------------------------
                                              2005     2004    2003
                                              ----     ----    ----
                                              (IN MILLIONS)
                   Balance, beginning of year $ 1      $ 1      $1
                   Additions                    -        1       -
                   Deductions                  (1)      (1)      -
                                              ---      ---      --
                   Balance, end of year       $ -      $ 1      $1
                                              ===      ===      ==

      There were no impaired mortgage loans on real estate at December 31, 2005 and 2004.

      The Company's average investment in impaired loans was insignificant for the year ended December 31, 2005. The average investment in impaired loans was $1 million and $4 million for the years ended December 31, 2004 and 2003, respectively. The Company did not recognize interest income on impaired loans for the year ended December 31, 2005. Interest income on impaired loans was $1 million and less than $1 million for the years ended December 31, 2004 and 2003, respectively.

      The Company did not have restructured loans at December 31, 2005 and 2004.

      There were no mortgage loans on real estate with scheduled payments of 60 days or more past due or in foreclosure at December 31, 2005 and 2004.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      REAL ESTATE JOINT VENTURES

      Real estate joint ventures held-for-investment at December 31, 2005 and 2004 were $3 million and $5 million, respectively.

      At December 31, 2005, 100% of the Company's real estate holdings consisted of office buildings located in Illinois.

      NET INVESTMENT INCOME

      The components of net investment income were as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                          ------------------------
                                                          2005     2004    2003
                                                          ----     ----    ----
                                                          (IN MILLIONS)
        Fixed maturities                                  $114     $111    $114
        Mortgage loans on real estate                        9       20      22
        Policy loans                                         3        2       2
        Cash, cash equivalents and short-term investments    6        7       9
                                                            ----    ----    ----
          Total                                            132      140     147
        Less: Investment expenses                           18        6       4
                                                            ----    ----    ----
          Net investment income                           $114     $134    $143
                                                            ====    ====    ====

      NET INVESTMENT GAINS (LOSSES)

      Net investment gains (losses) were as follows:

                                                YEARS ENDED DECEMBER 31,
                                                -----------------------
                                                2005     2004    2003
                                                ----     ----    ----
                                                 (IN MILLIONS)
                Fixed maturities                $(17)    $27     $(21)
                Mortgage loans on real estate      1      10        -
                Derivatives                       12      (1)      (4)
                Other                             (2)      -        -
                                                 ----    ---      ----
                  Net investment gains (losses) $ (6)    $36     $(25)
                                                 ====    ===      ====

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      NET UNREALIZED INVESTMENT GAINS (LOSSES)

      The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), were as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      -----------------------
                                                      2005    2004    2003
                                                      ----    ----    ----
                                                       (IN MILLIONS)
           Fixed maturities                           $(9)    $16     $ 68
           Amounts related to:
             DAC and VOBA                               3      (7)     (36)
           Deferred income taxes                        2      (3)     (11)
                                                      ---     ---      ----
             Net unrealized investment gains (losses) $(4)    $ 6     $ 21
                                                      ===     ===      ====

      The changes in net unrealized investment gains (losses) were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              -----------------------
                                                              2005     2004     2003
                                                              ----     ----     ----
                                                               (IN MILLIONS)
  Balance, beginning of year                                  $  6     $ 21     $ 7
  Unrealized investment gains (losses) during the year         (25)     (54)     28
  Unrealized investment gains of subsidiaries at date of sale    -        2       -
  Unrealized investment (losses) gains related to:
    DAC and VOBA                                                10       29      (7)
  Deferred income taxes                                          5        8      (7)
                                                               ----     ----    ---
  Balance, end of year                                        $ (4)    $  6     $21
                                                               ====     ====    ===
  Net change in unrealized investment gains (losses)          $(10)    $(15)    $14
                                                               ====     ====    ===

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


3.  DERIVATIVE FINANCIAL INSTRUMENTS

      TYPES OF DERIVATIVE INSTRUMENTS

      The following table provides a summary of the notional amounts and current market or fair value of derivative financial instruments held at:

                             DECEMBER 31, 2005           DECEMBER 31, 2004
                        --------------------------- ---------------------------
                                 CURRENT MARKET OR           CURRENT MARKET OR
                                     FAIR VALUE                  FAIR VALUE
                        NOTIONAL ------------------ NOTIONAL ------------------
                         AMOUNT  ASSETS LIABILITIES  AMOUNT  ASSETS LIABILITIES
                        -------- ------ ----------- -------- ------ -----------
                                             (IN MILLIONS)
 Interest rate swaps     $    2   $ -       $-       $    7   $ -       $3
 Interest rate floors     2,460    28        -        1,260    15        -
 Financial futures           86     -        1          108     -        1
 Foreign currency swaps       4     -        -            1     -        -
 Credit default swaps        30     -        -           10     -        -
                         ------   ---       --       ------   ---       --
    Total                $2,582   $28       $1       $1,386   $15       $4
                         ======   ===       ==       ======   ===       ==

      The above table does not include notional values for equity variance swaps. At December 31, 2005 and 2004, the Company owned 2,500 and 0 equity variance swaps contracts, respectively. Market values for equity variance swaps are insignificant and were not included in the preceding table.

      The following table provides a summary of the notional amounts of derivative financial instruments by maturity at December 31, 2005:

                                            REMAINING LIFE
                          ---------------------------------------------------
                                      AFTER ONE  AFTER FIVE
                                         YEAR       YEARS
                          ONE YEAR OR  THROUGH   THROUGH TEN AFTER TEN
                             LESS     FIVE YEARS    YEARS      YEARS   TOTAL
                          ----------- ---------- ----------- --------- ------
                                             (IN MILLIONS)
   Interest rate swaps        $ -        $ -       $    2       $-     $    2
   Interest rate floors         -          -        2,460        -      2,460
   Financial futures           86          -            -        -         86
   Foreign currency swaps       -          1            3        -          4
   Credit default swaps         -         30            -        -         30
                              ---        ---       ------       --     ------
      Total                   $86        $31       $2,465       $-     $2,582
                              ===        ===       ======       ==     ======

      Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

      The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

      Interest rate floors are used by the Company primarily to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level.

      In exchange-traded interest rate (Treasury and swap) futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

      Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted in interest rates and they can be used to modify or hedge existing interest rate risk.

      Foreign currency swaps are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

      Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. As noted above, equity variance swaps are not included in the preceding table.

      Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

      HEDGING

      The table below provides a summary of the notional amount and fair value of derivatives by type of hedge designation at:

                         DECEMBER 31, 2005           DECEMBER 31, 2004
                    --------------------------- ---------------------------
                                 FAIR VALUE                  FAIR VALUE
                    NOTIONAL ------------------ NOTIONAL ------------------
                     AMOUNT  ASSETS LIABILITIES  AMOUNT  ASSETS LIABILITIES
                    -------- ------ ----------- -------- ------ -----------
                                         (IN MILLIONS)
     Non-qualifying  $2,582   $28       $1       $1,386   $15       $4
                     ======   ===       ==       ======   ===       ==

      The following table provides the settlement payments recorded in income for the:

                                                  YEARS ENDED DECEMBER 31,
                                                  -----------------------
                                                  2005         2004
                                                  ----         ----
                                                  (IN MILLIONS)
                    Non-qualifying hedges:
                    Net investment gains (losses)  $1          $(1)
                                                   ==          ===

      The Company recognized insignificant net investment income (expense) from qualifying hedge settlement payments and insignificant net investment gains (losses) from non-qualifying hedge settlement payments for the year ended December 31, 2003.

      FAIR VALUE HEDGES

      The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments;
      (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments; and (iii) interest rate futures to hedge against changes in value of fixed rate securities.

      The Company did not have any fair value hedges during the years ended December 31, 2005 or 2004. The Company recognized ($4) million in net investment gains (losses) representing the ineffective portion of all fair value hedges for the year ended December 31, 2003.

      All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness for the year December 31, 2003. There were no instances in which the Company

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

      NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

      The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging:
      (i) interest rate swaps, purchased floors, and interest rate futures to minimize its exposure to interest rate volatility; (ii) foreign currency swaps to minimize its exposure to adverse movements in exchange rates;
      (iii) credit default swaps to minimize its exposure to adverse movements in credit; (iv) credit default swaps to diversify its credit risk exposure in certain portfolios; (v) equity variance swaps to economically hedge liabilities; (vi) interest rate futures to economically hedge liabilities embedded in certain variable annuity products.

      For the years ended December 31, 2005 and 2004 the Company recognized as net investment gains (losses) changes in fair value of $11 million and ($4) million related to derivatives that do not qualify for hedge accounting. For the year ended December 31, 2003 the Company recognized insignificant net investment gains (losses) related to changes in fair value of derivatives that do not qualify for hedge accounting.

      CREDIT RISK

      The Company may be exposed to credit related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

      The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit related losses in the event of nonperformance by counterparties to such derivative instruments.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


4.  INSURANCE

      DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

      Information regarding DAC and VOBA for the years ended December 31, 2005, 2004 and 2003 is as follows:

                                                 DEFERRED
                                                  POLICY    VALUE OF
                                                ACQUISITION BUSINESS
                                                   COSTS    ACQUIRED TOTAL
                                                ----------- -------- -----
                                                      (IN MILLIONS)
     Balance at January 1, 2003                    $224       $193   $417
       Capitalizations                              132          -    132
                                                   ----       ----   ----
           Total                                    356        193    549
                                                   ----       ----   ----
       Less amortization related to:
         Net investment gains (losses)               (4)        (2)    (6)
         Unrealized investment gains (losses)         6          1      7
         Other expenses                              20         19     39
                                                   ----       ----   ----
           Total amortization                        22         18     40
                                                   ----       ----   ----
     Balance at December 31, 2003                   334        175    509
       Capitalizations                              126          -    126
                                                   ----       ----   ----
           Total                                    460        175    635
                                                   ----       ----   ----
       Less amortization related to:
         Net investment gains (losses)                2          3      5
         Unrealized investment gains (losses)       (15)       (14)   (29)
         Other expenses                              41          3     44
                                                   ----       ----   ----
           Total amortization                        28         (8)    20
                                                   ----       ----   ----
       Less: Dispositions and other                 (41)        (1)   (42)
                                                   ----       ----   ----
     Balance at December 31, 2004                   391        182    573
       Capitalizations                               66          -     66
                                                   ----       ----   ----
           Total                                    457        182    639
                                                   ----       ----   ----
       Less amortization related to:
         Unrealized investment gains (losses)        (4)        (6)   (10)
         Other expenses                              12         25     37
                                                   ----       ----   ----
           Total amortization                         8         19     27
                                                   ----       ----   ----
     Balance at December 31, 2005                  $449       $163   $612
                                                   ====       ====   ====

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      The estimated future amortization expense for the next five years allocated to other expenses for VOBA is $14 million in 2006, $14 million in 2007, $13 million in 2008, $13 million in 2009, and $13 million in 2010.

      Amortization of DAC and VOBA is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross profits originating from transactions other than investment gains and losses.

      SALES INDUCEMENTS

      Changes in deferred sales inducements, which are reported within other assets in the consolidated balance sheets, are as follows:

                                              YEARS ENDED DECEMBER 31,
                                              -----------------------
                                              2005        2004
                                              ----        ----
                                              (IN MILLIONS)
                       Balance at January 1   $59         $ 50
                       Capitalization          19           25
                       Amortization            (3)          (5)
                       Dispositions             -          (11)
                                              ---            ----
                       Balance at December 31 $75         $ 59
                                              ===            ====

      GUARANTEES

      The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits") and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return").

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      The Company had the following types of guarantees relating to annuity contracts at:

                                                   DECEMBER 31,
                           ---------------------------------------------------------
                                        2005                           2004
                           --------------------------     --------------------------
                           IN THE EVENT        AT         IN THE EVENT        AT
                             OF DEATH     ANNUITIZATION     OF DEATH     ANNUITIZATION
                           ------------   -------------   ------------   -------------
                                                   (IN MILLIONS)
RETURN OF NET DEPOSITS
  Account value             $   1,333           N / A      $     791           N / A
  Net amount at risk        $       1 (1)       N / A      $       1 (1)       N / A
  Average attained age of
  contractholders            64 years           N / A       62 years           N / A
ANNIVERSARY CONTRACT VALUE
  OR MINIMUM RETURN
  Account value             $   7,451       $   4,414      $   6,933       $   3,623
  Net amount at risk        $     160 (1)   $      30 (2)  $     188 (1)   $      19 (2)
  Average attained age of
  contractholders            64 years        60 years       64 years        59 years

      --
      (1) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheets date.
      (2) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

      The net amount at risk is based on the direct amount at risk (excluding reinsurance).

      The Company's annuity contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

      The Company has guaranteed death and annuitization benefit liabilities on its annuity contracts of $17 million and $9 million, at December 31, 2005 and 2004, respectively. The Company reinsures 100% of this liability with an affiliate and has corresponding recoverables from reinsurers for the same amounts. Therefore, the Company has no net liability at December 31, 2005 and 2004.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows at:

                                            DECEMBER 31,
                                            -------------
                                             2005   2004
                                            ------ ------
                                            (IN MILLIONS)
                      Mutual Fund Groupings
                        Equity              $6,247 $5,211
                        Bond                   532    608
                        Balanced               439    411
                        Money Market            67     58
                        Specialty               84     90
                                            ------ ------
                          TOTAL             $7,369 $6,378
                                            ====== ======

      SEPARATE ACCOUNTS

      Separate account assets and liabilities include pass-through separate accounts totaling $7,529 million and $6,546 million at December 31, 2005 and 2004, respectively, for which the policyholder assumes all investment risk.

      Fees charged to the separate accounts by the Company (primarily including policy administration fees and investment management fees) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $93 million, $88 million and $65 million for the years ended December 31, 2005, 2004 and 2003, respectively.

      For both the years ended December 31, 2005 and 2004, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

5.  REINSURANCE

      The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new life insurance policies primarily on an excess of retention basis or a quota share basis.
      Starting in 2002, the Company reinsured up to 90% of the mortality risk for all new individual life insurance policies. During 2005, the Company changed its retention practices for individual life insurance. Amounts reinsured in prior years remain reinsured under the original reinsurance; however, under the new retention guidelines, the Company retains up to $100,000 per life and reinsures 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

      In addition to reinsuring mortality risk as described above, the Company reinsures other risks and specific coverages. The Company routinely reinsures certain classes of risks to limit its exposure to

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      particular travel, avocation and lifestyle hazards. The Company reinsures 90% of its new production of fixed annuities to an affiliate. Also, the Company reinsures 100% of the riders containing benefit guarantees related to variable annuities to an affiliate.

      The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

      The amounts in the consolidated statements of income are presented net of reinsurance ceded. The effects of reinsurance were as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                               -----------------------
                                                               2005     2004    2003
                                                               ----     ----    ----
                                                               (IN MILLIONS)
   Direct premiums earned                                      $122     $20     $11
   Reinsurance ceded                                              -      (1)     (4)
                                                                 ----   ---     ---
   Net premiums earned                                         $122     $19     $ 7
                                                                 ====   ===     ===
   Reinsurance recoveries netted against policyholder benefits
     and claims                                                $  -     $ 3     $ -
                                                                 ====   ===     ===

      Written premiums are not materially different than earned premiums presented in the preceding table.

      Reinsurance recoverables, included in premiums and other receivables, were insignificant at December 31, 2005 and 2004.

6.  INCOME TAXES

      The provision (benefit) for income taxes was as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                   -----------------------
                                                   2005    2004    2003
                                                   ----    ----    ----
                                                    (IN MILLIONS)
              Current:
                Federal                             $4     $(6)    $  9
              Deferred:
                Federal                              5      33      (12)
                                                    --     ---      ----
              Provision (benefit) for income taxes  $9     $27     $ (3)
                                                    ==     ===      ====

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      Reconciliations of the income tax provision at the U.S. statutory rate to the provision (benefit) for income taxes as reported were as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                   -----------------------
                                                   2005     2004    2003
                                                   ----     ----    ----
                                                   (IN MILLIONS)
              Tax provision at U.S. statutory rate $15      $32     $(1)
              Tax effect of:
                Tax exempt investment income        (6)      (5)     (2)
                                                   ---      ---     ---
              Provision (benefit) for income taxes $ 9      $27     $(3)
                                                   ===      ===     ===

      Deferred income taxes represent the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                        DECEMBER 31,
                                                        ------------
                                                        2005   2004
                                                        ----   ----
                                                        (IN MILLIONS)
             Deferred income tax assets:
               Policyholder liabilities and receivables $ 89   $ 99
               Net operating loss carryforwards           53     39
               Capital loss carryforwards                 16     10
               Tax credit carryforwards                    2      -
               Intangibles                                 2      3
               Net unrealized investment losses            2      -
               Other                                       2      -
                                                        ----   ----
                                                         166    151
                                                        ----   ----
             Deferred income tax liabilities:
               Investments                                12      7
               Deferred policy acquisition costs         190    176
               Net unrealized investment gains             -      3
               Other                                       -      1
                                                        ----   ----
                                                         202    187
                                                        ----   ----
             Net deferred income tax liability          $(36)  $(36)
                                                        ====   ====

      The Company has capital loss carryforwards of $44 million at December 31, 2005 which will expire between 2006 and 2010. The Company has net operating losses of $152 million which will expire between 2019 and 2020. A valuation allowance is provided when it is more likely than not that some portion of the deferred income tax assets will not be realized. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred income tax assets.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      All years through and including 2001 are closed and no longer subject to Internal Revenue Service audit. The years 2002 and forward are open and subject to audit. The Company believes that any adjustment that might be required for open years will not have a material effect on the Company's consolidated financial statements.

7.  CONTINGENCIES AND GUARANTEES

      CONTINGENCIES

      LITIGATION

      Regulatory bodies have contacted the Company and have requested information relating to market timing and late trading of mutual funds and variable insurance products and, generally, the marketing of products. The Company believes that many of these inquiries are similar to those made to many financial services companies as part of industry-wide investigations by various regulatory agencies. The Company is fully cooperating with regard to these information requests and investigations. It is possible that additional requests for information and/or investigations may be commenced. The Company at the present time is not aware of any systemic problems with respect to such matters that may have a material adverse effect on the Company's financial position.

      MetLife, the parent of the Company, has received a number of subpoenas and other requests from the Office of the Attorney General of the State of New York seeking information regarding and relating to compensation agreements between insurance brokers and MetLife and its affiliates. MetLife also has received subpoenas, including sets of interrogatories, from the Office of the Attorney General of the State of Connecticut seeking similar information and documents. MetLife also has received a Civil Investigative Demand from the Office of the Attorney General for the State of Massachusetts seeking information and documents concerning bids and quotes that the Company submitted to potential customers in Massachusetts, the identity of agents, brokers, and producers to whom the Company submitted such bids or quotes, and communications with a certain broker. MetLife has received two subpoenas from the District Attorney of the County of San Diego, California. The subpoenas seek numerous documents including incentive agreements entered into with brokers. The Florida Department of Financial Services and the Florida Office of Insurance Regulation also have served subpoenas on MetLife asking for answers to interrogatories and document requests concerning topics that include compensation paid to intermediaries. The Office of the Attorney General for the State of Florida has also served a subpoena on MetLife seeking, among other things, copies of materials produced in response to the subpoenas discussed above. MetLife has received a subpoena from the Office of the U.S. Attorney for the Southern District of California asking for documents regarding the insurance broker, Universal Life Resources. The Insurance Commissioner of Oklahoma has served a subpoena, including a set of interrogatories, on MetLife seeking, among other things, documents and information concerning the compensation of insurance producers for insurance covering Oklahoma entities and persons. The Ohio Department of Insurance has requested documents from MetLife regarding a broker and certain Ohio public entity groups. Other insurance regulators have sent requests for information and documents to MetLife or its affiliates relating to broker

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      compensation. MetLife continues to cooperate fully with these inquiries and is responding to the subpoenas and other requests. MetLife is continuing to conduct an internal review of its commission payment practices. It is possible that additional requests for information and/or investigations may be commenced.

      Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

      SUMMARY

      It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. In some of the matters referred to above, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's consolidated financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated net income or cash flows in particular annual periods.

      INSOLVENCY ASSESSMENTS

      Most of the jurisdictions in which the Company is admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed life insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assessments levied against the Company were less than $1 million for the years ended December 31, 2005, 2004 and 2003. The Company maintained a liability of $12 million, and a related asset for premium tax offsets of less than $1 million, at December 31, 2005 for undiscounted future assessments in respect of currently impaired, insolvent or failed insurers.

      GUARANTEES

      In the course of its business, the Company may provide certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company may

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      provide indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company may provide indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount due under these guarantees in the future.

      In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies other of its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount due under these indemnities in the future.

      The Company's recorded liability at December 31, 2005 and 2004 for indemnities, guarantees and commitments is insignificant.

8.  EQUITY

      DIVIDEND RESTRICTIONS

      Under the Missouri Insurance Law, MLIIC is permitted, without prior insurance regulatory clearance, to pay the greater of (i) 10% of its surplus to policyholders as of the immediately preceding calendar year, or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). However, dividends may only be paid from positive balances in statutory unassigned funds. Since MLIIC's statutory unassigned funds surplus is less than zero, no dividends are permissible in 2006 without prior approval of the insurance commissioner.

      There were no capital contributions received in 2005. MLIIC received cash capital contributions of $110 million from MetLife in 2004 and $56 million from COVA in 2003.

      STATUTORY EQUITY AND INCOME

      MLIIC's state of domicile imposes minimum risk-based capital requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

      within certain levels, each of which requires specified corrective action. MLIIC exceeded the minimum risk-based capital requirements for all periods presented herein.

      The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Missouri State Department of Insurance ("Department") has adopted codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in Missouri. Modifications by state insurance departments may impact the effect of Codification on the statutory capital and surplus of MLIIC.

      Statutory accounting practices differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

      Statutory net income (loss) of MLIIC, a Missouri domiciled insurer, was $1 million, ($168) million and $40 million for the years ended
      December 31, 2005, 2004 and 2003, respectively. Statutory capital and surplus, as filed with the Department, was $175 million and $182 million at December 31, 2005 and 2004, respectively.

      OTHER COMPREHENSIVE INCOME

      The following table sets forth the reclassification adjustments required for the years ended December 31, 2005, 2004 and 2003 in other comprehensive income (loss) that are included as part of net income
      (loss) for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                                YEARS ENDED DECEMBER 31,
                                                                -----------------------
                                                                2005     2004    2003
                                                                ----     ----    ----
                                                                  (IN MILLIONS)
Holding losses on investments arising during the year           $(38)    $(40)   $ (5)
Income tax effect of holding losses                               13       14       2
Reclassification adjustments:
  Recognized holding (gains) losses included in current year
    income                                                         4      (27)     23
  Amortization of premiums and accretion of and discounts
    associated with investments                                    9       13      10
  Income tax effect                                               (5)       5     (11)
Allocation of holding gains (losses) on investments relating to
  other policyholder amounts                                      10       29      (7)
Income tax effect of allocation of holding gains (losses) to
  other policyholder amounts                                      (3)     (10)      2
Unrealized investment gains of subsidiary at date of sale          -        2       -
Deferred income taxes on unrealized investment gains of
  subsidiary at date of sale                                       -       (1)      -
                                                                 ----     ----    ----
Other comprehensive income (loss)                               $(10)    $(15)   $ 14
                                                                 ====     ====    ====

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


9.  OTHER EXPENSES

      Other expenses were comprised of the following:

                                             YEARS ENDED DECEMBER 31,
                                             -----------------------
                                             2005     2004     2003
                                             ----     -----   -----
                                                (IN MILLIONS)
                Compensation                 $  1    $   1    $   1
                Commissions                    71      115      122
                Amortization of DAC and VOBA   37       49       33
                Capitalization of DAC         (66)    (126)    (132)
                Other                          60       60       56
                                              ----    -----   -----
                  Total other expenses       $103    $  99    $  80
                                              ====    =====   =====

10. FAIR VALUE INFORMATION

      The estimated fair values of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

      Amounts related to the Company's financial instruments were as follows:

                                                               CARRYING ESTIMATED
DECEMBER 31, 2005                                               VALUE   FAIR VALUE
-----------------                                              -------- ----------
                                                                  (IN MILLIONS)
ASSETS:
  Fixed maturities                                              $2,348    $2,348
  Equity securities                                             $    1    $    1
  Mortgage loans on real estate                                 $   65    $   65
  Policy loans                                                  $   28    $   28
  Short-term investments                                        $   79    $   79
  Cash and cash equivalents                                     $   17    $   17
LIABILITIES:
  Policyholder account balances                                 $2,630    $2,516
  Payables for collateral under securities loaned transactions  $  508    $  508

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


                                                                        ESTIMATED
                                                               CARRYING   FAIR
DECEMBER 31, 2004                                               VALUE     VALUE
-----------------                                              -------- ---------
                                                                 (IN MILLIONS)
ASSETS:
  Fixed maturities                                              $2,189   $2,189
  Equity securities                                             $    1   $    1
  Mortgage loans on real estate                                 $  130   $  136
  Policy loans                                                  $   28   $   28
  Short-term investments                                        $  103   $  103
  Cash and cash equivalents                                     $  174   $  174
LIABILITIES:
  Policyholder account balances                                 $2,763   $2,710
  Payables for collateral under securities loaned transactions  $  487   $  487

      The methods and assumptions used to estimate the fair values of financial instruments are summarized as follows:

      FIXED MATURITIES AND EQUITY SECURITIES

      The fair value of fixed maturities and equity securities are based upon quotations published by applicable stock exchanges or received from other reliable sources. For securities for which the market values were not readily available, fair values were estimated using quoted market prices of comparable investments.

      MORTGAGE LOANS ON REAL ESTATE

      Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk.

      POLICY LOANS

      The carrying values for policy loans approximate fair value.

      CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

      The carrying values for cash and cash equivalents and short-term investments approximated fair values due to the short-term maturities of these instruments.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      POLICYHOLDER ACCOUNT BALANCES

      The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

      PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED TRANSACTIONS

      The carrying values of payables under securities loaned transactions approximate fair value.

      DERIVATIVE FINANCIAL INSTRUMENTS

      The fair value of derivative instruments are based upon quotations obtained from dealers or other reliable sources. See Note 3 for derivative fair value disclosures.

11. RELATED PARTY TRANSACTIONS

      The Company is a party to a service agreement with its affiliate, Metropolitan Life, that provides for a broad range of services to be rendered. Metropolitan Life provides management services, employees, policy administration functions and investment advice necessary to conduct the activities of the Company. Services are requested by the Company as deemed necessary for its business and investment operations. The agreement involves a cost allocation arrangement, under which the Company pays for all expenses, direct and indirect, reasonably and equitably determined to be attributable to the services provided. MetLife Investors Group, Inc. ("MLIG") and MetLife Investors Distribution Company, provide distribution services to the Company. Expenses charged to the Company for these distribution services are limited to amounts that effectively equal pricing expense levels. This results in residual expenses reflected in the results of MLIG. Expenses and fees paid to affiliated companies in 2005, 2004 and 2003 by the Company, recorded in other expenses were $49 million, $53 million and $47 million, respectively.

      At December 31, 2005 and 2004, amounts due to/(from) affiliates of approximately ($19) million and ($13) million, respectively, relate primarily to Met Investors Advisory, LLC, FMLI, and MetLife Investors Distribution Company.

      Since the Company is a member of a controlled group of affiliated companies its results may not be indicative of those of a stand-alone entity.

      As of December 31, 2005 and 2004, respectively, the Company held $76 million and $103 million of its total invested assets in the MetLife Intermediate Income Pool which is an affiliated partnership. These amounts are recorded as short-term investments on the consolidated balance sheets of the Company.

                METLIFE INVESTORS INSURANCE COMPANY AND SUBSIDIARIES
                    (a wholly-owned subsidiary of MetLife, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


      In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. The Company did not transfer assets for the year ended December 31, 2005. The Company transferred assets with a cost or amortized cost and fair market value of $256 million and $288 million, respectively, for the year ended December 31, 2004. The realized capital gains (losses) recognized on these transfers was $32 million for the year ended December 31, 2004. There were no significant realized capital gains (losses) recognized on transfers for the year ended December 31, 2003. The Company purchased assets from affiliates with a fair market value of $4 million and $0 million for the years ended December 31, 2005 and 2004, respectively.

12. SUBSEQUENT EVENT

      Regulatory approval has been received for the merger of MLIICCA into the Company. This transaction is expected to occur on or about November 9, 2006.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

       CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005, 2004 AND 2003
                                      AND
            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of
General American Life Insurance Company

     We have audited the accompanying consolidated balance sheets of General American Life Insurance Company and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of General American Life Insurance Company and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1, the Company changed its method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively, and recorded the impact as a cumulative effect of a change in accounting principle.

DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 25, 2006
(July 20, 2006 as to Note 17)

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2005 AND 2004
                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                               2005      2004
                                                              -------   -------
ASSETS
Investments:
  Fixed maturities available-for-sale, at fair value
     (amortized cost: $14,089 and $13,064, respectively)....  $15,086   $13,912
  Equity securities, at fair value (cost: $199 and $172,
     respectively)..........................................      201       178
  Mortgage loans on real estate.............................      896     1,090
  Policy loans..............................................    2,645     2,625
  Real estate and real estate joint ventures
     held-for-investment....................................       54        60
  Other limited partnership interests.......................       27        34
  Short-term investments....................................      153        86
  Other invested assets.....................................    3,391     2,846
                                                              -------   -------
          Total investments.................................   22,453    20,831
Cash and cash equivalents...................................      268       372
Accrued investment income...................................      169       165
Premiums and other receivables..............................    2,762     2,032
Deferred policy acquisition costs and value of business
  acquired..................................................    3,139     3,265
Other assets................................................      332       333
Separate account assets.....................................    2,783     3,068
                                                              -------   -------
          Total assets......................................  $31,906   $30,066
                                                              =======   =======

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Future policy benefits....................................  $ 9,539   $ 8,897
  Policyholder account balances.............................    9,880     9,076
  Other policyholder funds..................................    1,903     1,827
  Policyholder dividends payable............................      106       113
  Long-term debt............................................      900       506
  Shares subject to mandatory redemption....................      159       158
  Current income taxes payable..............................       11        28
  Deferred income taxes payable.............................      696       635
  Payables for collateral under securities loaned and other
     transactions...........................................    1,383     1,461
  Other liabilities.........................................    1,683     1,635
  Separate account liabilities..............................    2,783     3,068
                                                              -------   -------
          Total liabilities.................................   29,043    27,404
                                                              -------   -------
Stockholder's Equity:
  Common stock, par value $1.00 per share; 5,000,000 shares
     authorized; 3,000,000 shares issued and outstanding....        3         3
  Additional paid-in capital................................    1,836     1,843
  Retained earnings.........................................      556       428
  Accumulated other comprehensive income....................      468       388
                                                              -------   -------
          Total stockholder's equity........................    2,863     2,662
                                                              -------   -------
          Total liabilities and stockholder's equity........  $31,906   $30,066
                                                              =======   =======

          See accompanying notes to consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                                 (IN MILLIONS)

                                                               2005     2004     2003
                                                              ------   ------   ------
REVENUES
Premiums....................................................  $4,179   $3,713   $3,038
Universal life and investment-type product policy fees......     149      293      272
Net investment income.......................................   1,171    1,131    1,003
Other revenues..............................................      57       43       73
Net investment gains........................................      57       74       40
                                                              ------   ------   ------
          Total revenues....................................   5,613    5,254    4,426
                                                              ------   ------   ------
EXPENSES
Policyholder benefits and claims............................   3,714    3,203    2,645
Interest credited to policyholder account balances..........     374      400      361
Policyholder dividends......................................     171      173      198
Other expenses..............................................   1,147    1,256    1,073
                                                              ------   ------   ------
          Total expenses....................................   5,406    5,032    4,277
                                                              ------   ------   ------
Income from continuing operations before provision for
  income taxes..............................................     207      222      149
Provision for income taxes..................................      66       73       46
                                                              ------   ------   ------
Income from continuing operations...........................     141      149      103
Income (losses) from discontinued operations, net of income
  taxes.....................................................      --        1       (1)
                                                              ------   ------   ------
Income before cumulative effect of a change in accounting,
  net of income taxes.......................................     141      150      102
Cumulative effect of a change in accounting, net of income
  taxes.....................................................      --       15        1
                                                              ------   ------   ------
Net income..................................................  $  141   $  165   $  103
                                                              ======   ======   ======

          See accompanying notes to consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                                 (IN MILLIONS)

                                                                                ACCUMULATED OTHER COMPREHENSIVE INCOME
                                                                               -----------------------------------------
                                                                                                  FOREIGN      MINIMUM
                                                       ADDITIONAL              NET UNREALIZED    CURRENCY      PENSION
                                  PREFERRED   COMMON    PAID-IN     RETAINED     INVESTMENT     TRANSLATION   LIABILITY
                                    STOCK     STOCK     CAPITAL     EARNINGS   GAINS (LOSSES)   ADJUSTMENT    ADJUSTMENT   TOTAL
                                  ---------   ------   ----------   --------   --------------   -----------   ----------   ------
Balance at January 1, 2003......    $ --        $3       $1,594       $207          $177            $(1)         $--       $1,980
  Issuance of preferred stock by
    subsidiary to the parent....      93                                                                                       93
  Issuance of shares by
    subsidiary..................                             24                                                                24
  Capital contribution..........                            131                                                               131
  Return of capital.............                             (3)                                                               (3)
  Dividends on common stock.....                                        (1)                                                    (1)
Comprehensive income (loss):
  Net income....................                                       103                                                    103
  Other comprehensive income
    (loss):
    Unrealized investment gains
      (losses), net of related
      offsets, reclassification
      adjustments and income
      taxes.....................                                                      72                                       72
    Foreign currency translation
      adjustments...............                                                                     25                        25
    Minimum pension liability
      adjustment................                                                                                  (5)          (5)
                                                                                                                           ------
    Other comprehensive income
      (loss)....................                                                                                               92
                                                                                                                           ------
  Comprehensive income (loss)...                                                                                              195
                                    ----        --       ------       ----          ----            ---          ---       ------
Balance at December 31, 2003....      93         3        1,746        309           249             24           (5)       2,419
  Contribution of preferred
    stock by parent to
    subsidiary and retirement
    thereof.....................     (93)                                                                                     (93)
  Issuance of shares by
    subsidiary..................                              4                                                                 4
  Capital contribution..........                             93                                                                93
  Dividends on common stock.....                                       (40)                                                   (40)
  Dividends on preferred
    stock.......................                                        (6)                                                    (6)
Comprehensive income (loss):
  Net income....................                                       165                                                    165
  Other comprehensive income
    (loss):
    Unrealized investment gains
      (losses), net of related
      offsets, reclassification
      adjustments and income
      taxes.....................                                                     107                                      107
    Foreign currency translation
      adjustments...............                                                                     14                        14
    Minimum pension liability
      adjustment................                                                                                  (1)          (1)
                                                                                                                           ------
    Other comprehensive income
      (loss)....................                                                                                              120
                                                                                                                           ------
  Comprehensive income (loss)...                                                                                              285
                                    ----        --       ------       ----          ----            ---          ---       ------
Balance at December 31, 2004....      --         3        1,843        428           356             38           (6)       2,662
Sale of subsidiary..............                              7                                                                 7
Dividends on common stock.......                                       (13)                                                   (13)
Comprehensive income (loss):
Equity transactions of majority
  owned subsidiary..............                            (14)                                                              (14)
  Net income....................                                       141                                                    141
  Other comprehensive income
    (loss):
    Unrealized investment gains
      (losses), net of related
      offsets, reclassification
      adjustments and income
      taxes.....................                                                      75                                       75
  Foreign currency translation
    adjustments.................                                                                      3                         3
  Minimum pension liability
    adjustment..................                                                                                   2            2
                                                                                                                           ------
    Other comprehensive income
      (loss)....................                                                                                               80
                                                                                                                           ------
  Comprehensive income (loss)...                                                                                              221
                                    ----        --       ------       ----          ----            ---          ---       ------
Balance at December 31, 2005....    $ --        $3       $1,836       $556          $431            $41          $(4)      $2,863
                                    ====        ==       ======       ====          ====            ===          ===       ======

          See accompanying notes to consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                                 (IN MILLIONS)

                                                               2005      2004      2003
                                                              -------   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  $   141   $   165   $   103
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Depreciation and amortization expenses.................       12        14        16
     Amortization of premiums and accretion of discounts
       associated with investments, net.....................      (11)      (17)      (50)
     (Gains) losses from sales of investments and business,
       net..................................................      (57)      (75)      (39)
     Interest credited to policyholder account balances.....      374       400       361
     Universal life and investment-type product policy
       fees.................................................     (149)     (293)     (272)
     Change in premiums and other receivables...............      (25)      151      (397)
     Change in deferred policy acquisitions costs, net......     (219)     (551)     (818)
     Change in insurance related liabilities................      874       722     1,785
     Change in income taxes payable.........................      (14)       90        65
     Change in other assets.................................      (99)       14        46
     Change in other liabilities............................       52       173       171
     Other, net.............................................       (2)      (16)      (10)
                                                              -------   -------   -------
Net cash provided by operating activities...................      877       777       961
                                                              -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturities.......................................    5,353     5,411     5,439
     Equity securities......................................       --        16         5
     Mortgage loans on real estate..........................      194        90       167
     Real estate and real estate joint ventures.............        6        19        33
     Other limited partnership interests....................        2        --        --
  Purchases of:
     Fixed maturities.......................................   (6,686)   (6,783)   (7,404)
     Equity securities......................................      (28)      (29)      (39)
     Mortgage loans on real estate..........................      (38)     (223)     (284)
     Real estate and real estate joint ventures.............       (1)       (2)       (2)
     Other limited partnership interests....................       --        (1)       (1)
  Net change in short-term investments......................      (67)        4        18
  Proceeds from sales of businesses.........................       37        --        --
  Net change in other invested assets.......................     (521)     (572)     (711)
  Other, net................................................      (18)      (52)      (90)
                                                              -------   -------   -------
Net cash used in investing activities.......................  $(1,767)  $(2,122)  $(2,869)
                                                              -------   -------   -------

          See accompanying notes to consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                                 (IN MILLIONS)

                                                               2005     2004      2003
                                                              ------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits...............................................   1,424     2,245     2,015
     Withdrawals............................................    (953)   (1,139)   (1,092)
  Net change in payables for collateral under securities
     loaned and other transactions..........................     (78)      282       500
  Net change in short-term debt.............................      --        --       (19)
  Long-term debt issued.....................................     397         8        70
  Long-term debt repaid.....................................      (3)       (4)       --
  Sale of subsidiary........................................       7        --        --
  Proceeds from offering of common stock by subsidiary,
     net....................................................      --        --       398
  Dividends on preferred stock..............................      --        (7)       --
  Dividends on common stock.................................     (13)      (40)       (1)
  Other, net................................................       5         3         8
                                                              ------   -------   -------
Net cash provided by financing activities...................     786     1,348     1,879
                                                              ------   -------   -------
Change in cash and cash equivalents.........................    (104)        3       (29)
Cash and cash equivalents, beginning of year................     372       369       398
                                                              ------   -------   -------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $  268   $   372   $   369
                                                              ======   =======   =======
Supplemental disclosures of cash flow information:
  Net cash paid during the year for:
     Interest...............................................  $   48   $    49   $     5
                                                              ======   =======   =======
     Income taxes...........................................  $  143   $    36   $    42
                                                              ======   =======   =======
  Non-cash transactions during the year:
     Real estate acquired in satisfaction of debt...........  $   --   $    --   $    13
                                                              ======   =======   =======
     Transfer from funds withheld at interest to fixed
       maturities...........................................  $   --   $   606   $    --
                                                              ======   =======   =======
     Non-cash capital contribution from parent..............  $   --   $    93   $   131
                                                              ======   =======   =======

          See accompanying notes to consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF ACCOUNTING POLICIES

BUSINESS

     General American Life Insurance Company ("General American") and its subsidiaries (the "Company"), is a wholly owned subsidiary of GenAmerica Financial, LLC ("GenAmerica" or the "Holding Company"). General American is a Missouri corporation incorporated in 1933. In December 2004, GenAmerica Financial Corporation, the former parent of the Company, was merged into GenAmerica Financial, LLC, a subsidiary of Metropolitan Life Insurance Company ("Metropolitan Life"). Metropolitan Life is a wholly owned subsidiary of MetLife, Inc. ("MetLife").

     The Company provides insurance and financial services to individual and institutional customers. The Company offers life insurance and annuities to individuals, group insurance and reinsurance. The Company distributes its products and services primarily through a nationwide network of general agencies and independent brokers. The Company is licensed to conduct business in fifty states, ten Canadian provinces, Puerto Rico, and the District of Columbia. Through its subsidiaries, the Company has operations in Europe, Pacific Rim countries, Latin America, Africa and Australia.

BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of General American, Reinsurance Group of America ("RGA") and Paragon Life Insurance Company ("Paragon"). Intercompany accounts and transactions have been eliminated.

     The Company owned approximately 53% of RGA in 2005 and 52% in 2004 and 2003. See Note 9.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than minor influence over the partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the partnership's operations.

     Minority interest related to consolidated entities included in other liabilities was $1,200 million and $1,096 million at December 31, 2005 and 2004, respectively.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2005 presentation. Such reclassifications include $282 million and $500 million relating to the net change in payables for collateral under securities loaned and other transactions was reclassified from cash flows from investing activities to cash flows from financing activities on the consolidated statements of cash flows for the years ended December 31, 2004 and 2003, respectively.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining: (i) investment impairments; (ii) the fair value of investments in the absence of quoted market values; (iii) application of the consolidation rules to certain investments; (iv) the fair value of and accounting for derivatives; (v) the capitalization and amortization of deferred policy acquisition costs ("DAC") including value of business acquired ("VOBA"); (vi) the liability for future policyholder benefits; (vii) the liability for litigation and regulatory matters; and (viii) accounting for reinsurance transactions. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

Investments

     The Company's principal investments are in fixed maturities, equity securities and mortgage loans on real estate, all of which are exposed to three primary sources of investment risk: credit, interest rate and market valuation. The financial statement risks are those associated with the recognition of impairments and income, as well as the determination of fair values. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost; (vii) unfavorable changes in forecasted cash flows on asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies. In addition, the earnings on certain investments are dependent upon market conditions, which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets. The determination of fair values in the absence of quoted market values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts. In addition, the Company enters into certain structured investment transactions, real estate joint ventures and limited partnerships for which the Company may be deemed to be the primary beneficiary and therefore, may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

Derivatives

     The Company enters into freestanding derivative transactions primarily to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial assets and liabilities. The Company can also purchase investment securities, issue certain insurance policies and engage in certain reinsurance contracts that have embedded derivatives. The associated financial statement risk is the volatility in net income which can result from (i) changes in fair value of derivatives not qualifying as accounting hedges; (ii) ineffectiveness of designated hedges; and (iii) counterparty default. In addition, there is a risk that embedded derivatives requiring bifurcation are not identified and reported at fair value in the consolidated financial statements. Accounting for derivatives is complex, as evidenced by significant authoritative interpretations of the primary accounting standards which continue to evolve, as well as the significant judgments and estimates involved in determining fair value in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate under the circumstances. Such assumptions include estimated volatility and interest rates used in the determination of fair value where quoted market values are not available. The use of different assumptions may have a material effect on the estimated fair value amounts.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. These costs, which vary with and are primarily related to the production of that business, are deferred. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. The amount of future profit is dependent principally on investment returns in excess of the amounts credited to policyholders, mortality, morbidity, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns are most likely to impact the rate of amortization of such costs. The aforementioned factors enter into management's estimates of gross margins and profits, which generally are used to amortize such costs. VOBA reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the insurance and annuity contracts in force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future gross margins and profits are less than amounts deferred. In addition, the Company utilizes the reversion to the mean assumption, a common industry practice, in its determination of the amortization of DAC and VOBA. This practice assumes that the expectation for long-term appreciation in equity markets is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred.

Liability for Future Policy Benefits

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, expenses, persistency, investment returns and inflation. Utilizing these assumptions, liabilities are established on a block of business basis.

     Differences between actual experience and the assumptions used in pricing these policies and in the establishment of liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance. Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously. Additionally, for each of its reinsurance contracts, the Company must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. The Company must review all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Litigation

     The Company is a party to a number of legal actions and regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities related to certain lawsuits are especially difficult to estimate due to the limitation of available data and uncertainty regarding numerous variables used to determine amounts recorded. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

SIGNIFICANT ACCOUNTING POLICIES

Investments

     The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These adjustments are recorded as investment losses. The assessment of whether such impairment has occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors, as described in "Summary of Critical Accounting Estimates--Investments," about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential.

     The Company's review of its fixed maturity and equity securities for impairments also includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

     Investment gains and losses on sales of securities are determined on a specific identification basis. All security transactions are recorded on a trade date basis. Amortization of premium and accretion of discount on fixed maturity securities are recorded using the effective interest method.

     Mortgage loans on real estate are stated at amortized cost, net of valuation allowances. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the mortgage loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's collateral or the loan's market value if the loan is being sold. The Company also establishes allowances for loan loss when a loss contingency exists for pools of loans with similar characteristics, for example, mortgage loans based on similar property types and loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Changes in valuation allowances are included in net investment gains and losses. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES collection of interest is not considered probable. Cash receipts on impaired loans are recorded as a reduction of the recorded investment.

     Real estate and real estate joint ventures held-for-investment, including related improvements, are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Once the Company identifies a property that is expected to be sold within one year and commences a firm plan for marketing the property, the Company, if applicable, classifies the property as held-for-sale and reports the related net investment income and any resulting investment gains and losses as discontinued operations. Real estate and real estate joint ventures held-for-sale are stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. Cost of real estate and real estate joint ventures held-for-investment is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in net investment gains and losses. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

     Policy loans are stated at unpaid principal balances.

     Short-term investments are stated at amortized cost, which approximates fair value.

     Other invested assets consist principally of funds withheld at interest. Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. For agreements written on a modified coinsurance basis and certain agreements written on a coinsurance basis, assets supporting the reinsured policies and equal to the net statutory reserves are withheld and continue to be legally owned by the ceding companies. Other invested assets also includes derivative revaluation gains and the fair value of embedded derivatives related to funds withheld and modified coinsurance contracts. The Company recognizes interest on funds withheld in accordance with the treaty terms as investment income is earned on the assets supporting the reinsured policies. Interest on funds withheld is reported in net investment income in the consolidated financial statements.

     The Company participates in structured investment transactions, primarily structured notes. These transactions enhance the Company's total return on its investment portfolio principally by providing equity-based returns on debt securities through structured notes and similar instruments.

Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, or other financial indices. Derivatives may be exchange traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps and forwards, to manage its various risks. Additionally, the Company can enter into income generation and replication derivatives as permitted by its insurance Derivatives Use Plan. Freestanding derivatives are carried on the Company's consolidated balance sheets either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. Values can be affected by changes in interest rates, foreign exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities("SFAS 133"), as amended, changes in the fair value of the derivative are reported in net investment gains (losses).

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholder's equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffective are reported within net investment gains (losses). The Company had no hedges of net investments in foreign operations during the years ended December 31, 2005, 2004 and 2003.

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheets at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheets at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheets, and recorded currently in net investment

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheets, with changes in its fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated under SFAS 133. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheets at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the consolidated balance sheets at fair value, with changes in fair value recognized in the current period in net investment gains (losses).

Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. The estimated life for company occupied real estate property is generally forty years. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The cost basis of the property, equipment and leasehold improvements was $99 million and $110 million at December 31, 2005 and 2004, respectively. Accumulated depreciation and amortization of property, equipment and leasehold improvements was $65 million and $69 million at December 31, 2005 and 2004, respectively. Related depreciation and amortization expense was $7 million, $6 million and $9 million for the years ended December 31, 2005, 2004 and 2003, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $57 million and $52 million at December 31, 2005 and 2004, respectively. Accumulated amortization of capitalized software was $30 million and $21 million at December 31, 2005 and 2004, respectively. Related amortization expense was $11 million, $8 million and $6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Deferred Policy Acquisition Costs and Value of Business Acquired

     DAC represents the deferred costs of acquiring new and renewal insurance business, which varies with, and is primarily related to, the production of that business. Such costs consist principally of commissions and agency and policy issue expenses. VOBA represents the present value of estimated future profits to be generated from existing insurance contracts in-force at the date of acquisition.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     DAC is amortized with interest over the expected life of the contract for participating traditional life, universal life and investment-type products. Generally, DAC and VOBA are amortized in proportion to the present value of estimated gross margins or profits from investment, mortality, expense margins and surrender charges. Interest rates used to compute the present value of estimated gross margins and profits are based on rates in effect at the inception or acquisition of the contracts.

     Actual gross margins or profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management utilizes the reversion to the mean assumption, a common industry practice, in its determination of the amortization of DAC and VOBA. This practice assumes that the expectation for long-term equity investment appreciation is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred. Management periodically updates these estimates and evaluates the recoverability of DAC and VOBA. When appropriate, management revises its assumptions of the estimated gross margins or profits of these contracts, and the cumulative amortization is re-estimated and adjusted by a cumulative charge or credit to current operations.

     DAC and VOBA for non-participating traditional life, non-medical health and annuity policies with life contingencies is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied during the lives of the contracts. Deviations from estimated experience are included in operations when they occur. For these contracts, the amortization period is typically the estimated life of the policy.

     Policy acquisition costs related to internally replaced contracts are expensed at the date of replacement.

Goodwill

     Goodwill is the excess of cost over the fair value of net assets acquired and is included in other assets. Changes in goodwill are as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                               2005     2004     2003
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Balance, beginning of year..................................   $134     $137     $153
Dispositions and other......................................     --       (3)     (16)
                                                               ----     ----     ----
Balance, end of year........................................   $134     $134     $137
                                                               ====     ====     ====

     Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment. If the carrying value of goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values are determined using a market multiple or a discounted cash flow model.

Liability for Future Policy Benefits and Policyholder Account Balances

     Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate, ranging from 3% to 6%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts), and (ii) the liability for terminal dividends.

     Future policy benefits for non-participating traditional life insurance policies are equal to the aggregate of the present value of future benefit payments and related expenses less the present value of future net premiums.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for the aggregate future policy benefit liabilities range from 5% to 7%.

     Participating business represented approximately 21% and 23% of the Company's life insurance in-force, and 41% and 45% of the number of life insurance policies in-force, at December 31, 2005 and 2004, respectively. Participating policies represented approximately 97%, 92% and 92% of gross life insurance premiums for the years ended December 31, 2005, 2004 and 2003, respectively. The percentages indicated are calculated excluding the business of RGA.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 4% to 11%.

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 6%.

     Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to the policy account values, which consist of an accumulation of gross premium payments plus credited interest, ranging from 4% to 8%, less expenses, mortality charges, and withdrawals.

     Guaranteed annuitization benefit liabilities are determined by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates a percentage of the potential annuitizations that may be elected by the contractholder.

     Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary liabilities are consistent with those used for amortizing DAC. The assumptions of investment performance and volatility for variable products are consistent with historical Standard & Poor's 500 Index ("S&P") experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

Other Policyholder Funds

     Other policyholder funds includes policy and contract claims and unearned policy and contract fees.

Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due. Benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

     Premiums related to disability contracts are recognized on a pro rata basis over the applicable contract term.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges. Separate account investment management and advisory fees are also included in universal life and investment-type product income. Such revenues are recognized in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

Other Revenues

     Other revenues include advisory fees, broker/dealer commissions and fees and administrative service fees. Such fees and commissions are recognized in the period in which services are performed. Other revenues also include changes in account value relating to corporate-owned life insurance.

Policyholder Dividends

     Policyholder dividends are approved annually by the Company's board of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by the insurance subsidiary.

Federal Income Taxes

     The Company and its includable life insurance subsidiary, Paragon, file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. Non includable subsidiaries file either separate tax returns or separate consolidated tax returns. The future tax consequences of temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet dates and are recorded as deferred income tax assets and liabilities. Valuation allowances are established when management assesses, based on available information, that it is more likely than not that deferred income tax assets will not be realized.

Reinsurance

     The Company has reinsured certain of its insurance contracts with other insurance companies under various agreements. For reinsurance contracts that transfer sufficient underwriting risk, reinsurance premiums, commissions, expense reimbursements, benefits and liabilities related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. Amounts due from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reinsurance credits. DAC is reduced by amounts recovered under reinsurance contracts. Amounts received from reinsurers for policy administration are reported in other revenues.

     The Company assumes and retrocedes financial reinsurance contracts, which represent low mortality risk reinsurance treaties. These contracts are reported as deposits and are included in other assets. The amount of revenue reported on these contracts represents fees and the cost of insurance under the terms of the reinsurance agreement and is reported in other revenues.

Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Effective with the adoption of Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Duration Contracts and for Separate Accounts ("SOP 03-1"), on January 1, 2004, the Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income. In connection with the adoption of SOP 03-1, there was no material impact on the Company's reporting of separate accounts.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges.

Employee Benefit Plans

     The Company sponsors pension and other retirement plans in various forms covering employees who meet specified eligibility requirements. The reported expense and liability associated with these plans require an extensive use of assumptions which include the discount rate, expected return on plan assets and rate of future compensation increases as determined by the Company. Management determines these assumptions based upon currently available market and industry data, historical performance of the plan and its assets, and consultation with an independent consulting actuarial firm. These assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. These differences may have a significant effect on the Company's consolidated financial statements and liquidity.

Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The local currencies of foreign operations are the functional currencies unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as gains (losses) in the period in which they occur.

Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

APPLICATION OF RECENT ACCOUNTING PRONOUNCEMENTS

     In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155 (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES embedded derivative requiring bifurcation; (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
(iv) eliminates the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest. SFAS 155 will be applied prospectively and is effective for all financial instruments acquired or issued for fiscal years beginning after September 15, 2006. SFAS 155 is not expected to have a material impact on the Company's consolidated financial statements.

     The FASB has issued additional guidance relating to derivative financial instruments as follows:

     - In June 2005, the FASB cleared SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarified that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS No. 133. Issue B39 clarified that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. Issues B38 and B39, which must be adopted as of the first day of the first fiscal quarter beginning after December 15, 2005, did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2003, the Company adopted SFAS 133 Implementation Issue No. B36, Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments ("Issue B36"). Issue B36 concluded that
       (i) a company's funds withheld payable and/or receivable under certain reinsurance arrangements; and (ii) a debt instrument that incorporates credit risk exposures that are unrelated or only partially related to the creditworthiness of the obligor include an embedded derivative feature that is not clearly and closely related to the host contract. Therefore, the embedded derivative feature is measured at fair value on the balance sheet and changes in fair value are reported in income. As a result of the adoption of Issue B36, the Company recorded a cumulative effect of a change in accounting of $1 million, net of income taxes, for the year ended December 31, 2003.

     - Effective July 1, 2003, the Company adopted SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS 149"). SFAS 149 amended and clarified the accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Except for certain previously issued and effective guidance, SFAS 149 was effective for contracts entered into or modified after June 30, 2003. The Company's adoption of SFAS 149 did not have a significant impact on its consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FASB Staff Position ("FSP") FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2"). FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event outside the control of the transferor. FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     In September 2005, the American Institute of Certified Public Accountants ("AICPA") issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Contracts and For Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Under SOP 05-1, modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. A replacement contract that is substantially changed will be accounted for as an extinguishment of the replaced contract resulting in a release of unamortized deferred acquisition costs, unearned revenue and deferred sales inducements associated with the replaced contract. The guidance in SOP 05-1 will be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of SOP 05-1 and does not expect that the pronouncement will have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amends prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively. SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of the Emerging Issues Task Force ("EITF") Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"), that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FSP 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

     In June 2005, the EITF reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. EITF 04-5 must be adopted by January 1, 2006 for all other limited partnerships through a cumulative effect of a change in accounting principle recorded in opening equity or it may be applied retrospectively by adjusting prior period financial statements. The adoption of this provision of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). The statement requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 will not have a material impact on the Company's consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     In December, 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment ("SFAS 123(r)"), which revised SFAS 123 and supersedes APB 25. SFAS 123(r) provides additional guidance on determining whether certain financial instruments awarded in share-based payment transactions are liabilities. SFAS 123(r) also requires that the cost of all share-based transactions be recorded in the financial statements. Implementation of SFAS 123(r) will not have a significant impact on the Company's consolidated financial statements.

     In December 2004, the FASB issued FSP 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 ("AJCA"). The AJCA introduced a one-time dividend received deduction on the repatriation of certain earnings to a U.S. taxpayer. FSP 109-2 provides companies additional time beyond the financial reporting period of enactment to evaluate the effects of the AJCA on their plans to repatriate foreign earnings for purposes of applying SFAS 109, Accounting for Income Taxes. FSP 109-2 did not have any impact on the Company's tax provision and deferred tax assets and liabilities.

     In May, 2004, the FASB issued FSP No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("FSP 106-2"), which provides accounting guidance to a sponsor of a postretirement health care plan that provides prescription drug benefits. The Company is a participant in a postretirement benefit plan sponsored by Metropolitan Life for which the Company has no legal obligation but is allocated its share of net expense based on salary ratios. Metropolitan Life expects to receive subsidies on prescription drugs under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 beginning in 2006 based on its determination that the prescription drug benefits offered under certain postretirement plans are actuarially equivalent to the benefits offered under Medicare Part D. Effective July 1, 2004, Metropolitan Life adopted FSP 106-2 prospectively and the postretirement benefit plan assets and accumulated benefit obligation were remeasured to determine the effect of the expected subsidies on net periodic postretirement benefit cost. As a result, the net periodic postretirement benefit cost was reduced by $1 million, for 2004. The Company's adoption of FSP 106-2, regarding accumulated postretirement benefit obligation, did not have a significant impact on its consolidated financial statements.

     Effective July 1, 2004, the Company adopted EITF Issue No. 03-16, Accounting for Investments in Limited Liability Companies ("EITF 03-16"). EITF 03-16 provides guidance regarding whether a limited liability company should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a noncontrolling investment should be accounted for using the cost method or the equity method of accounting. EITF 03-16 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2004, the Company adopted SOP 03-1, as interpreted by a Technical Practices Aid issued by the AICPA. SOP 03-1 provides guidance on (i) the classification and valuation of long-duration contract liabilities; (ii) the accounting for sales inducements; and (iii) separate account presentation and valuation. In June 2004, the FASB released Staff Position Paper No. 97-1, Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, Permit or Require Accrual of an Unearned Revenue Liability ("FSP 97-1") which included clarification that unearned revenue liabilities should be considered in determining the necessary insurance benefit liability required under SOP 03-1. Since the Company had considered unearned revenue in determining its SOP 03-1 benefit liabilities, FSP 97-1 did not impact its consolidated financial statements. As a result of the adoption of SOP 03-1, effective January 1, 2004, the Company decreased future policyholder benefits for various guaranteed minimum death and income benefits, net of DAC and unearned revenue liability offsets under certain variable annuity and universal life contracts by approximately $15 million, net of income tax, which has been reported as a cumulative effect of a change in accounting. The application of SOP 03-1 increased the Company's 2004 net income by $16 million, including the cumulative effect of a change in accounting.

     In December 2003, FASB revised SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits--an Amendment of FASB Statements No. 87, 88 and 106 ("SFAS 132(r)"). SFAS 132(r)

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES retains most of the disclosure requirements of SFAS 132 and requires additional disclosure about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement plans. SFAS 132(r) was primarily effective for fiscal years ending after December 15, 2003; however, certain disclosures about foreign plans and estimated future benefit payments were effective for fiscal years ending after June 15, 2004. The Company's adoption of SFAS 132(r) on December 31, 2003 did not have a significant impact on its consolidated financial statements since it only revised disclosure requirements.

     During 2003, the Company adopted FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities--An Interpretation of ARB No. 51("FIN 46"), and its December 2003 revision ("FIN 46(r)"). A Variable Interest Entity ("VIE") is defined as (i) any entity in which the equity investments at risk in such entity do not have the characteristics of a controlling financial interest, or (ii) any entity that does not have sufficient equity at risk to finance its activities without additional subordinated support from other parties. Effective February 1, 2003, the Company adopted FIN 46 for VIEs created or acquired on or after February 1, 2003 and, effective December 31, 2003, the Company adopted FIN 46(r) with respect to interests in entities formerly considered special purpose entities ("SPEs"), including interests in asset-backed securities and collateralized debt obligations. The adoption of FIN 46(r) at December 31, 2003 did not require the Company to consolidate any VIEs.

     Effective January 1, 2003, the Company adopted FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires entities to establish liabilities for certain types of guarantees and expands financial statement disclosures for others. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a significant impact on the Company's consolidated financial statements. See Note 9.

     Effective January 1, 2003, the Company adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recorded and measured initially at fair value only when the liability is incurred rather than at the date of an entity's commitment to an exit plan as required by Emerging Issues Task Force EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity including Certain Costs Incurred in a Restructuring ("EITF 94-3"). The Company's activities subject to this guidance in 2005, 2004 and 2003 were not significant.

     Effective January 1, 2003, the Company adopted SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). In addition to amending or rescinding other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions, SFAS 145 generally precludes companies from recording gains and losses from the extinguishment of debt as an extraordinary item. SFAS 145 also requires sale-leaseback treatment for certain modifications of a capital lease that result in the lease being classified as an operating lease. The adoption of SFAS 145 did not have a significant impact on the Company's consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

2.  INVESTMENTS

FIXED MATURITIES BY SECTOR AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables set forth the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturities by sector and equity securities, the percentage of the total fixed maturities holdings that each sector represents and the percentage of the total equity securities at:

                                                                    DECEMBER 31, 2005
                                                    --------------------------------------------------
                                                     COST OR    GROSS UNREALIZED
                                                    AMORTIZED   -----------------   ESTIMATED    % OF
                                                      COST        GAIN      LOSS    FAIR VALUE   TOTAL
                                                    ---------   --------   ------   ----------   -----
                                                                      (IN MILLIONS)
U.S. corporate securities.........................   $ 5,665     $  237     $ 51     $ 5,851      38.8%
Residential mortgage-backed securities............     3,198         12       35       3,175      21.0
Foreign corporate securities......................     1,658        413        6       2,065      13.6
U.S. treasury/agency securities...................       434          3        2         435       2.9
Commercial mortgage-backed securities.............     1,080         16       14       1,082       7.2
Asset-backed securities...........................       522          6        3         525       3.5
Foreign government securities.....................     1,396        454        1       1,849      12.3
State and political subdivision securities........        42          1       --          43       0.3
Other fixed maturity securities...................        94         --       33          61       0.4
                                                     -------     ------     ----     -------     -----
  Total fixed maturities..........................   $14,089     $1,142     $145     $15,086     100.0%
                                                     =======     ======     ====     =======     =====
Common stocks.....................................   $    25     $    3     $  1     $    27      13.4%
Non-redeemable preferred stocks...................       174          3        3         174      86.6
                                                     -------     ------     ----     -------     -----
  Total equity securities.........................   $   199     $    6     $  4     $   201     100.0%
                                                     =======     ======     ====     =======     =====

                                                                    DECEMBER 31, 2004
                                                    --------------------------------------------------
                                                     COST OR    GROSS UNREALIZED
                                                    AMORTIZED   -----------------   ESTIMATED    % OF
                                                      COST        GAIN      LOSS    FAIR VALUE   TOTAL
                                                    ---------   --------   ------   ----------   -----
                                                                      (IN MILLIONS)
U.S. corporate securities.........................   $ 5,199     $  369     $ 15     $ 5,553      39.9%
Residential mortgage-backed securities............     2,535         35        8       2,562      18.4
Foreign corporate securities......................     1,589        238        2       1,825      13.1
U.S. treasury/agency securities...................       736          4        2         738       5.3
Commercial mortgage-backed securities.............     1,016         38        2       1,052       7.6
Asset-backed securities...........................       638          8        2         644       4.6
Foreign government securities.....................     1,223        218        1       1,440      10.4
State and political subdivision securities........        28          1       --          29       0.2
Other fixed maturity securities...................       100          2       33          69       0.5
                                                     -------     ------     ----     -------     -----
  Total fixed maturities..........................   $13,064     $  913     $ 65     $13,912     100.0%
                                                     =======     ======     ====     =======     =====
Common stocks.....................................   $    27     $    1     $ --     $    28      15.7%
Non-redeemable preferred stocks...................       145          5       --         150      84.3
                                                     -------     ------     ----     -------     -----
  Total equity securities.........................   $   172     $    6     $ --     $   178     100.0%
                                                     =======     ======     ====     =======     =====

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The Company held foreign currency derivatives with notional amounts of $33 million and $42 million to hedge the exchange rate risk associated with foreign bonds and loans at December 31, 2005 and 2004, respectively.

     Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

     The Company held fixed maturities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $416 million and $411 million at December 31, 2005 and 2004, respectively. These securities had a net unrealized gain of $20 million and $44 million at December 31, 2005 and 2004, respectively. Non-income producing fixed maturities were less than $1 million and $4 million at December 31, 2005 and 2004, respectively. There were no significant unrealized gains (losses) associated with non-income producing fixed maturities at December 31, 2005 and 2004.

     The cost or amortized cost and estimated fair value of bonds at December 31, 2005 and 2004, by contractual maturity date (excluding scheduled sinking funds), are shown below:

                                                                 DECEMBER 31,
                                                -----------------------------------------------
                                                         2005                     2004
                                                ----------------------   ----------------------
                                                 COST OR                  COST OR
                                                AMORTIZED   ESTIMATED    AMORTIZED   ESTIMATED
                                                  COST      FAIR VALUE     COST      FAIR VALUE
                                                ---------   ----------   ---------   ----------
                                                                 (IN MILLIONS)
Due in one year or less.......................   $   232     $   234      $   398     $   373
Due after one year through five years.........     1,571       1,617        1,705       1,772
Due after five years through ten years........     2,996       3,078        2,994       3,157
Due after ten years...........................     4,490       5,375        3,778       4,352
                                                 -------     -------      -------     -------
          Subtotal............................     9,289      10,304        8,875       9,654
Mortgage-backed, commercial mortgage-backed
  and other asset-backed securities...........     4,800       4,782        4,189       4,258
                                                 -------     -------      -------     -------
          Total fixed maturities..............   $14,089     $15,086      $13,064     $13,912
                                                 =======     =======      =======     =======

     Bonds not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

     Sales or disposals of fixed maturity and equity securities classified as available-for-sale were as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              2005     2004     2003
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Proceeds...................................................  $5,608   $2,555   $2,731
Gross investment gains.....................................  $   99   $   96   $   70
Gross investment losses....................................  $  (65)  $  (32)  $  (30)

     Gross investment losses above exclude writedowns recorded during 2005, 2004 and 2003 for other-than-temporarily impaired available-for-sale fixed maturity and equity securities of $2 million, $14 million and $38 million, respectively.

     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment or are attributable to declines in fair value occurring in the period of disposition.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

UNREALIZED LOSSES FOR FIXED MATURITIES AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables show the estimated fair values and gross unrealized losses of the Company's fixed maturities (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at December 31, 2005 and 2004:

                                                                DECEMBER 31, 2005
                                     ------------------------------------------------------------------------
                                                               EQUAL TO OR GREATER
                                      LESS THAN 12 MONTHS         THAN 12 MONTHS               TOTAL
                                     ----------------------   ----------------------   ----------------------
                                     ESTIMATED     GROSS      ESTIMATED     GROSS      ESTIMATED     GROSS
                                       FAIR      UNREALIZED     FAIR      UNREALIZED     FAIR      UNREALIZED
                                       VALUE        LOSS        VALUE        LOSS        VALUE        LOSS
                                     ---------   ----------   ---------   ----------   ---------   ----------
                                                  (IN MILLIONS, EXCEPT FOR NUMBER OF SECURITIES)
U.S. corporate securities..........   $2,154        $44         $179         $ 7        $2,333        $ 51
Residential mortgage-backed
  securities.......................    2,178         29          182           6         2,360          35
Foreign corporate securities.......      242          5           12           1           254           6
U.S. treasury/agency securities....      214          2            1          --           215           2
Commercial mortgage-backed
  securities.......................      716         14           13          --           729          14
Asset-backed securities............      200          2           41           1           241           3
Foreign government securities......       87          1           --          --            87           1
State and political subdivision
  securities.......................        7         --           --          --             7          --
Other fixed maturity securities....       --         --           38          33            38          33
                                      ------        ---         ----         ---        ------        ----
  Total fixed maturities...........   $5,798        $97         $466         $48        $6,264        $145
                                      ======        ===         ====         ===        ======        ====
Equity securities..................   $   92        $ 3         $  7         $ 1        $   99        $  4
                                      ======        ===         ====         ===        ======        ====
Total number of securities in an
  unrealized loss position.........    1,118                     108                     1,226
                                      ======                    ====                    ======

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                                 DECEMBER 31, 2004
                                     --------------------------------------------------------------------------
                                                              EQUAL TO OR GREATER THAN
                                      LESS THAN 12 MONTHS            12 MONTHS                   TOTAL
                                     ----------------------   ------------------------   ----------------------
                                     ESTIMATED     GROSS      ESTIMATED       GROSS      ESTIMATED     GROSS
                                       FAIR      UNREALIZED      FAIR      UNREALIZED      FAIR      UNREALIZED
                                       VALUE        LOSS        VALUE         LOSS         VALUE        LOSS
                                     ---------   ----------   ----------   -----------   ---------   ----------
                                                   (IN MILLIONS, EXCEPT FOR NUMBER OF SECURITIES)
U.S. corporate securities..........   $  848        $10          $137         $  5        $  985        $15
Residential mortgage-backed
  securities.......................      798          7            14            1           812          8
Foreign corporate securities.......      151          2            12           --           163          2
U.S. treasury/agency securities....      437          2            --           --           437          2
Commercial mortgage-backed
  securities.......................      180          2            --           --           180          2
Asset-backed securities............      185          1            12            1           197          2
Foreign government securities......       96          1            --           --            96          1
State and political subdivision
  securities.......................       10         --            --           --            10         --
Other fixed maturity securities....       37         33            12           --            49         33
                                      ------        ---          ----         ----        ------        ---
  Total fixed maturities...........   $2,742        $58          $187         $  7        $2,929        $65
                                      ======        ===          ====         ====        ======        ===
Equity securities..................   $   37        $--          $ --         $ --        $   37        $--
                                      ======        ===          ====         ====        ======        ===
Total number of securities in an
  unrealized loss position.........      715                       55                        770
                                      ======                     ====                     ======

AGING OF GROSS UNREALIZED LOSSES FOR FIXED MATURITIES AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized losses and number of securities for fixed maturity and equity securities at December 31, 2005 and December 31, 2004, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more for:

                                                                 DECEMBER 31, 2005
                                            ------------------------------------------------------------
                                                 COST OR          GROSS UNREALIZED        NUMBER OF
                                              AMORTIZED COST           LOSSES             SECURITIES
                                            ------------------   ------------------   ------------------
                                            LESS THAN   20% OR   LESS THAN   20% OR   LESS THAN   20% OR
                                               20%       MORE       20%       MORE       20%       MORE
                                            ---------   ------   ---------   ------   ---------   ------
                                                   (IN MILLIONS, EXCEPT FOR NUMBER OF SECURITIES)
Less than six months......................   $5,148      $ 2       $ 79        $1         960         3
Six months or greater but less than nine
  months..................................      251       --          6        --          51         1
Nine months or greater but less than
  twelve months...........................      589       --         14        --         103        --
Twelve months or greater..................      520        2         49        --         107         1
                                             ------      ---       ----        --       -----      ----
  Total...................................   $6,508      $ 4       $148        $1       1,221         5
                                             ======      ===       ====        ==       =====      ====

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                               DECEMBER 31, 2004
                                         --------------------------------------------------------------
                                              COST OR           GROSS UNREALIZED         NUMBER OF
                                           AMORTIZED COST            LOSSES              SECURITIES
                                         ------------------   --------------------   ------------------
                                         LESS THAN   20% OR   LESS THAN    20% OR    LESS THAN   20% OR
                                            20%       MORE       20%        MORE        20%       MORE
                                         ---------   ------   ---------   --------   ---------   ------
                                                 (IN MILLIONS, EXCEPT FOR NUMBER OF SECURITIES)
Less than six months...................   $2,208      $--        $43      $     --      222         1
Six months or greater but less than
  nine months..........................      481       --         12            --      459         1
Nine months or greater but less than
  twelve months........................      148       --          3            --       32        --
Twelve months or greater...............      193        1          7            --       52         3
                                          ------      ---        ---      --------      ---       ---
  Total................................   $3,030      $ 1        $65      $     --      765         5
                                          ======      ===        ===      ========      ===       ===

     As of December 31, 2005, $148 million of unrealized losses related to securities with an unrealized loss position less than 20% of cost or amortized cost, which represented 2% of the cost or amortized cost of such securities. As of December 31, 2004, $65 million of unrealized losses related to securities with an unrealized loss position less than 20% of cost or amortized cost, which represented 2% of the cost or amortized cost of such securities.

     As of December 31, 2005, $1 million of unrealized losses related to securities with an unrealized loss position greater than 20% of cost or amortized cost, which represented 25% of the cost or amortized cost of such securities. All such unrealized losses were in an unrealized loss position for less than six months. As of December 31, 2004, there were no unrealized losses related to securities with an unrealized loss position greater than 20% of cost or amortized cost.

     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. The increase in the unrealized losses during 2005 is principally driven by an increase in interest rates during the year. Based upon the Company's evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in rates during the year, and the Company's intent and ability to hold the fixed income and equity securities with unrealized losses for a period of time sufficient for them to recover; the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

SECURITIES LENDING PROGRAM

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $1,266 million and $1,345 million and an estimated fair value of $1,312 million and $1,415 million were on loan under the program at December 31, 2005 and 2004, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $1,371 million and $1,461 million at December 31, 2005 and 2004, respectively. Securities loaned transactions are accounted for as financing arrangements on the Company's consolidated balance sheets and consolidated statements of cash flows and the income and expenses associated with the program are reported in net investment income as investment income and investment expenses, respectively. There was no security collateral on deposit from customers in connection with securities lending transactions at December 31, 2005 and 2004.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

ASSETS ON DEPOSIT AND HELD IN TRUST

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $842 million and $730 million at December 31, 2005 and 2004, respectively, consisting primarily of fixed maturity securities. Company securities held in trust to satisfy collateral requirements had an amortized cost of $1,452 million and $1,608 million at December 31, 2005 and 2004, respectively, consisting primarily of fixed maturity securities.

FUNDS WITHHELD AT INTEREST

     Included in other invested assets at December 31, 2005 and 2004, were funds withheld at interest of $3,316 million and $2,745 million, respectively.

MORTGAGE LOANS ON REAL ESTATE

     Mortgage loans on real estate were categorized as follows:

                                                                 DECEMBER 31,
                                                      -----------------------------------
                                                            2005               2004
                                                      ----------------   ----------------
                                                      AMOUNT   PERCENT   AMOUNT   PERCENT
                                                      ------   -------   ------   -------
                                                                 (IN MILLIONS)
Commercial mortgage loans...........................   $883       98%    $1,071      98%
Agricultural mortgage loans.........................     14        2%        22       2%
                                                       ----      ---     ------     ---
          Total.....................................    897      100%     1,093     100%
                                                                 ===                ===
Less: Valuation allowances..........................      1                   3
                                                       ----              ------
          Mortgage loans on real estate.............   $896              $1,090
                                                       ====              ======

     Mortgage loans are collateralized by properties primarily located in the United States. At December 31, 2005, approximately 27%, 8% and 7% of the properties were located in California, Illinois and Florida, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Changes in loan valuation allowances for mortgage loans on real estate were as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2005      2004      2003
                                                              ------    ------    ------
                                                                    (IN MILLIONS)
Balance, beginning of year..................................    $ 3       $ 2      $  6
Additions...................................................     --         2         9
Deductions..................................................     (2)       (1)      (13)
                                                                ---       ---      ----
Balance, end of year........................................    $ 1       $ 3      $  2
                                                                ===       ===      ====

     The Company did not have impaired mortgage loans on real estate at December 31, 2005. The Company held $10 million of impaired mortgage loans on real estate, none of which had valuation allowances, at December 31, 2004.

     The average investment in impaired loans was $3 million, $11 million and $42 million for the years ended December 31, 2005, 2004 and 2003, respectively. Interest income on impaired loans was less than $1 million, $2 million and $3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

     There were no restructured mortgage loans on real estate at December 31, 2005 and 2004.

     There were no mortgage loans on real estate with scheduled payments of 60 days (90 days for agricultural mortgages) or more past due or in foreclosure at December 31, 2005 and 2004.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

REAL ESTATE AND REAL ESTATE JOINT VENTURES

     The Company had real estate and real estate joint ventures held for investment of $54 million and $60 million at December 31, 2005 and 2004, respectively.

     Accumulated depreciation on real estate was $13 million and $12 million at December 31, 2005 and 2004, respectively. Related depreciation expense was $1 million for each of the years ended December 31, 2005, 2004 and 2003. The Company did not have depreciation expense related to discontinued operations for the year ended December 31, 2005. There was less than $1 million of depreciation expense related to discontinued operations for each of the years ended December 31, 2004 and 2003.

     Real estate and real estate joint ventures were categorized as follows:

                                                                  DECEMBER 31,
                                                       -----------------------------------
                                                             2005               2004
                                                       ----------------   ----------------
                                                       AMOUNT   PERCENT   AMOUNT   PERCENT
                                                       ------   -------   ------   -------
                                                                  (IN MILLIONS)
Office...............................................   $37        69%     $39        65%
Industrial...........................................    17        31%      21        35%
                                                        ---       ---      ---       ---
          Total......................................   $54       100%     $60       100%
                                                        ===       ===      ===       ===

     At December 31, 2005, 100% of the Company's real estate holdings were located in California.

     There was no investment income (expense) related to impaired real estate and real estate joint ventures held-for-investment for the years ended December 31, 2005, 2004, and 2003. There was no investment income (expense) related to real estate and real estate joint ventures held-for-sale for the years ended December 31, 2005, 2004 and 2003.

     The Company did not own real estate acquired in satisfaction of debt at December 31, 2005 and 2004.

NET INVESTMENT INCOME

     The components of net investment income were as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              2005     2004     2003
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Fixed maturities...........................................  $  772   $  700   $  615
Equity securities..........................................      11       19        7
Mortgage loans on real estate..............................      75       76       76
Real estate and real estate joint ventures.................      11       14        7
Policy loans...............................................     159      159      170
Other limited partnership interests........................      (5)      (4)      (6)
Cash, cash equivalents and short-term investments..........      11        6       11
Interest on funds held at interest.........................     192      225      151
Other......................................................       9      (25)      --
                                                             ------   ------   ------
          Total............................................   1,235    1,170    1,031
Less: Investment expenses..................................      64       39       28
                                                             ------   ------   ------
          Net investment income............................  $1,171   $1,131   $1,003
                                                             ======   ======   ======

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

NET INVESTMENT GAINS (LOSSES)

     Net investment gains (losses) were as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2005      2004      2003
                                                              ------    ------    ------
                                                                    (IN MILLIONS)
Fixed maturities............................................   $ 32       $46       $ 1
Equity securities...........................................     --         4         1
Mortgage loans on real estate...............................     10         1        (8)
Real estate and real estate joint ventures..................      4         2         1
Other limited partnership interests.........................     --        (3)       --
Derivatives.................................................    (15)       31        50
Other.......................................................     26        (7)       (5)
                                                               ----       ---       ---
          Net investment gains (losses).....................   $ 57       $74       $40
                                                               ====       ===       ===

NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income, were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                               2005     2004     2003
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Fixed maturities............................................  $ 997    $ 848    $ 675
Equity securities...........................................      2        6       11
Derivatives.................................................     (2)       1       --
Minority interest...........................................   (171)    (105)     (69)
Other invested assets.......................................    (39)     (57)     (31)
                                                              -----    -----    -----
          Total.............................................    787      693      586
                                                              -----    -----    -----
Amounts relating to:
          Deferred policy acquisition costs.................    (45)     (87)    (164)
                                                              -----    -----    -----
          Deferred income taxes.............................   (311)    (250)    (173)
                                                              -----    -----    -----
          Total.............................................   (356)    (337)    (337)
                                                              -----    -----    -----
          Net unrealized investment gains (losses)..........  $ 431    $ 356    $ 249
                                                              =====    =====    =====

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The changes in net unrealized investment gains (losses) were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                               2005     2004     2003
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
Balance, beginning of year..................................   $356     $249     $177
Unrealized investment gains (losses) during the year........     94      107      143
Unrealized gains (losses) relating to:
          Deferred policy acquisition costs.................     42       77      (10)
          Deferred income taxes.............................    (61)     (77)     (61)
                                                               ----     ----     ----
Balance, end of year........................................   $431     $356     $249
                                                               ====     ====     ====
Net change in unrealized investment gains (losses)..........   $ 75     $107     $ 72
                                                               ====     ====     ====

STRUCTURED INVESTMENT TRANSACTIONS

     The Company invests in structured notes and similar type instruments, which generally provide equity-based returns on debt securities. The carrying value of such investments was approximately $61 million and $60 million at December 31, 2005 and 2004, respectively. The related net investment income recognized was $3 million, $5 million and $10 million for the years ended December 31, 2005, 2004 and 2003, respectively.

VARIABLE INTEREST ENTITIES

     As discussed in Note 1, the Company has adopted the provisions of FIN 46 and FIN 46(r). The adoption of FIN 46 and FIN 46(r) did not require the Company to consolidate any VIEs that were not previously consolidated.

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:

                                                                 DECEMBER 31, 2005
                                                              ------------------------
                                                                             MAXIMUM
                                                                TOTAL      EXPOSURE TO
                                                              ASSETS(1)      LOSS(2)
                                                              ----------   -----------
                                                                   (IN MILLIONS)
Other limited partnerships(3)...............................     $17           $9
                                                                 ===           ==

---------------

(1) The assets of the other limited partnerships are reflected at the carrying amounts at which such assets would have been reflected on the Company's balance sheets had the Company consolidated the VIE from the date of its initial investment in the entity.

(2) The maximum exposure to loss relating to other limited partnerships is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners.

(3) Other limited partnerships include partnerships established for the purpose of investing in public and private debt and equity securities.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

3.  DERIVATIVE FINANCIAL INSTRUMENTS

TYPES OF DERIVATIVE INSTRUMENTS

     The following table provides a summary of the notional amounts and current market or fair value of derivative financial instruments held at:

                                                    DECEMBER 31, 2005                 DECEMBER 31, 2004
                                             -------------------------------   -------------------------------
                                                         CURRENT MARKET OR                 CURRENT MARKET OR
                                                             FAIR VALUE                        FAIR VALUE
                                             NOTIONAL   --------------------   NOTIONAL   --------------------
                                              AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                             --------   ------   -----------   --------   ------   -----------
                                                                       (IN MILLIONS)
Interest rate swaps........................   $  377     $38         $ 1         $376      $47         $6
Foreign currency swaps.....................       33       1           3           42        1          3
Foreign currency forwards..................      546      --          37           --       --         --
Options....................................       --      --          --            6        1         --
Credit default swaps.......................      155      --          --           --       --         --
                                              ------     ---         ---         ----      ---         --
  Total....................................   $1,111     $39         $41         $424      $49         $9
                                              ======     ===         ===         ====      ===         ==

     The above table does not include notional values for equity variance swaps. At December 31, 2005, the Company owned 4,500 equity variance swap contracts. At December 31, 2004, the Company did not own any equity variance swap contracts. The market value of equity variance swaps were insignificant and were not included in the preceding table.

     The following table provides a summary of the notional amounts of derivative financial instruments by maturity at December 31, 2005:

                                                                     REMAINING LIFE
                                                --------------------------------------------------------
                                                           AFTER ONE    AFTER FIVE
                                                              YEAR         YEARS
                                                ONE YEAR    THROUGH       THROUGH     AFTER TEN
                                                OR LESS    FIVE YEARS    TEN YEARS      YEARS     TOTAL
                                                --------   ----------   -----------   ---------   ------
                                                                     (IN MILLIONS)
Interest rate swaps...........................    $ 12        $117         $ 92         $156      $  377
Foreign currency swaps........................      --           2           20           11          33
Foreign currency forwards.....................     546          --           --           --         546
Credit default swaps..........................      --         155           --           --         155
                                                  ----        ----         ----         ----      ------
  Total.......................................    $558        $274         $112         $167      $1,111
                                                  ====        ====         ====         ====      ======

     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

     Equity variance swaps are used by the Company primarily to hedge liabilities. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. As previously stated, equity variance swaps are not included in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

HEDGING

     The table below provides a summary of the notional amount and fair value of derivatives by type of hedge designation at:

                                                    DECEMBER 31, 2005                 DECEMBER 31, 2004
                                             -------------------------------   -------------------------------
                                                             FAIR VALUE                        FAIR VALUE
                                             NOTIONAL   --------------------   NOTIONAL   --------------------
                                              AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                             --------   ------   -----------   --------   ------   -----------
                                                                       (IN MILLIONS)
Fair value.................................   $    5     $ 1         $--         $ 38      $ 2         $2
Cash flow..................................       26      --           3           55        1          1
Non-qualifying.............................    1,080      38          38          331       46          6
                                              ------     ---         ---         ----      ---         --
  Total....................................   $1,111     $39         $41         $424      $49         $9
                                              ======     ===         ===         ====      ===         ==

     The Company recognized an insignificant amount of net investment expense from qualifying settlement payments for the years ended December 31, 2005, 2004 and 2003.

     The Company recognized net investment gains from non-qualifying settlement payments of $11 million, $18 million, and $22 million for the years ended December 31, 2005, 2004 and 2003, respectively.

FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments.

     The Company recognized insignificant amounts in net investment gains (losses) representing the ineffective portion of all fair value hedges for the years December 31, 2005, 2004 and 2003. Changes in the fair value of the derivatives and the hedged items were insignificant.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities into fixed rate liabilities; (iii) credit default swaps to minimize its exposure to adverse movements in credit; and (iv) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments.

     For the years ended December 31, 2005, 2004 and 2003, the Company recognized insignificant amounts in net investment gains (losses) representing the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness. There were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments.

     For the years ended December 31, 2005 and 2004, the net amount deferred in other comprehensive income (loss) relating to cash flow hedges was ($2) million and $1 million, respectively. For the year ended December 31, 2005 and 2004, the net amounts accumulated in other comprehensive income (loss) relating to cash flow hedges was ($2) million and $1 million, respectively. For the years ended December 31, 2003, the net amounts deferred and accumulated in other comprehensive income (loss) relating to cash flow hedges was insignificant.

     At December 31, 2005, an insignificant amount of the deferred net loss on derivatives accumulated in other comprehensive income (loss) is expected to be reclassified to earnings during the year ending December 31, 2006.

NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps to minimize its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to minimize its exposure to adverse movements in exchange rates; (iii) credit default swaps to minimize its exposure to adverse movements in credit; (iv) credit default swaps to diversify its credit risk exposure in certain portfolios; and (v) equity variance swaps to economically hedge liabilities.

     For the years ended December 31, 2005, 2004 and 2003, the Company recognized as net investment gains (losses) changes in fair value of ($34) million, ($13) million and ($17) million, respectively, related to derivatives that do not qualify for hedge accounting.

EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives which are required to be separated from their host contracts and accounted for as derivatives. These host contracts are modified coinsurance contracts. The fair value of the Company's embedded derivative assets was $50 million and $43 million at December 31, 2005 and 2004, respectively. The amounts recorded in net investment gains (losses) during the years ended December 31, 2005, 2004 and 2003 were gains of $7 million, $26 million and $45 million, respectively.

CREDIT RISK

     The Company may be exposed to credit related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     As noted above, the Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2005, the Company was obligated to return cash collateral under its control of $12 million. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheet. As of December 31, 2005, the Company had not pledged any collateral related to derivative instruments.

     The Company did not have any cash or other collateral related to derivative instruments at December 31, 2004.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

4.  INSURANCE

Deferred Policy Acquisition Costs and Value of Business Acquired

     Information regarding DAC and VOBA for the years ended December 31, 2005, 2004 and 2003 is as follows:

                                                             DEFERRED
                                                              POLICY      VALUE OF
                                                            ACQUISITION   BUSINESS
                                                               COSTS      ACQUIRED   TOTAL
                                                            -----------   --------   ------
                                                                     (IN MILLIONS)
Balance at January 1, 2003................................    $1,203        $572     $1,775
  Capitalizations.........................................       958          --        958
  Acquisitions............................................       218          --        218
                                                              ------        ----     ------
          Total...........................................     2,379         572      2,951
                                                              ------        ----     ------
  Less: Amortization related to:
     Net investment gains (losses)........................        29          (5)        24
     Unrealized investment gains (losses).................        18          (8)        10
     Other expenses.......................................       383          41        424
                                                              ------        ----     ------
          Total amortization..............................       430          28        458
                                                              ------        ----     ------
  Less: Dispositions and other............................       (54)        (92)      (146)
                                                              ------        ----     ------
Balance at December 31, 2003..............................     2,003         636      2,639
  Capitalizations.........................................       960          --        960
                                                              ------        ----     ------
          Total...........................................     2,963         636      3,599
                                                              ------        ----     ------
  Less: Amortization related to:
     Net investment gains (losses)........................         3           1          4
     Unrealized investment gains (losses).................        --         (77)       (77)
     Other expenses.......................................       450          41        491
                                                              ------        ----     ------
          Total amortization..............................       453         (35)       418
                                                              ------        ----     ------
  Less: Dispositions and other............................      (107)         23        (84)
                                                              ------        ----     ------
Balance at December 31, 2004..............................     2,617         648      3,265
  Capitalizations.........................................       649          --        649
                                                              ------        ----     ------
          Total...........................................     3,266         648      3,914
                                                              ------        ----     ------
  Less: Amortization related to:
     Net investment gains (losses)........................        12           2         14
     Unrealized investment gains (losses).................       (28)        (14)       (42)
     Other expenses.......................................       652          31        683
                                                              ------        ----     ------
          Total amortization..............................       636          19        655
                                                              ------        ----     ------
  Less: Dispositions and other............................       120          --        120
                                                              ------        ----     ------
Balance at December 31, 2005..............................    $2,510        $629     $3,139
                                                              ======        ====     ======

     The estimated future amortization expense for the next five years allocated to other expenses for VOBA is $34 million in 2006, $32 million in 2007, $31 million in 2008, $32 million in 2009, and $33 million in 2010.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Amortization of DAC and VOBA is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

Guarantees

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"), and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return"). The Company also issues annuity contracts that apply a lower rate of funds deposited if the contractholder elects to surrender the contract for cash and a higher rate if the contractholder elects to annuitize ("two tier annuities"). These guarantees include benefits that are payable in the event of death or at annuitization.

     The Company also issues universal and variable life contracts where the Company may contractually guarantee to the contractholder a secondary guarantee benefit.

     The Company had the following types of guarantees relating to annuity and universal and variable life contracts at:

Annuity Contracts

                                             DECEMBER 31, 2005                DECEMBER 31, 2004
                                       ------------------------------   ------------------------------
                                           IN THE            AT             IN THE            AT
                                       EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                       --------------   -------------   --------------   -------------
                                                                (IN MILLIONS)
TWO TIER ANNUITIES
  General account value..............       N/A               $299           N/A               $301
  Net amount at risk.................       N/A                $36(1)        N/A                $36(1)
  Average attained age of
     contractholders.................       N/A           58 years           N/A           58 years

Universal and Variable Life Contracts

                                                DECEMBER 31, 2005         DECEMBER 31, 2004
                                             -----------------------   -----------------------
                                             SECONDARY     PAID UP     SECONDARY     PAID UP
                                             GUARANTEES   GUARANTEES   GUARANTEES   GUARANTEES
                                             ----------   ----------   ----------   ----------
                                                               (IN MILLIONS)
Account value (general and separate
  account).................................       $924       N/A            $722       N/A
Net amount at risk.........................    $19,900(2)    N/A         $17,594(2)    N/A
Average attained age of policyholders......   55 years       N/A        54 years       N/A

---------------

(1) The net amount at risk for two tier annuities is based on the excess of the upper tier, adjusted for a profit margin, less the lower tier.

(2) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

     The net amount at risk is based on the direct amount at risk (excluding reinsurance).

     The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts are as follows:

                                                                        UNIVERSAL AND
                                          ANNUITY CONTRACTS        VARIABLE LIFE CONTRACTS
                                      --------------------------   -----------------------
                                      GUARANTEED    GUARANTEED
                                        DEATH      ANNUITIZATION   SECONDARY     PAID UP
                                       BENEFITS      BENEFITS      GUARANTEES   GUARANTEES   TOTAL
                                      ----------   -------------   ----------   ----------   -----
                                                             (IN MILLIONS)
Balance at January 1, 2004..........     N/A            $7             $5          N/A        $12
Incurred guaranteed benefits........     N/A            --              2          N/A          2
Paid guaranteed benefits............     N/A            --             (2)         N/A         (2)
                                         ---            --             --          ---        ---
Balance at December 31, 2004........     N/A             7              5          N/A         12
Incurred guaranteed benefits........     N/A            --              1          N/A          1
Paid guaranteed benefits............     N/A            --             --          N/A         --
                                         ---            --             --          ---        ---
Balance at December 31, 2005........     N/A            $7             $6          N/A        $13
                                         ===            ==             ==          ===        ===

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows at:

                                                       DECEMBER 31, 2005   DECEMBER 31, 2004
                                                       -----------------   -----------------
                                                                   (IN MILLIONS)
Mutual fund groupings
  Equity.............................................         $11                 $7
  Bond...............................................           1                  1
  Money Market.......................................           2                  1
                                                              ---                 --
     Total...........................................         $14                 $9
                                                              ===                 ==

Separate Accounts

     Separate account assets and liabilities include two categories of account types: pass-through separate accounts totaling $2,435 million and $2,727 million at December 31, 2005 and 2004, respectively, for which the policyholder assumes all investment risk, and separate accounts with a minimum return or account value for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $348 million and $341 million at December 31, 2005 and 2004, respectively. The average interest rates credited on these contracts were 4.0% and 5.7% at December 31, 2005 and 2004, respectively.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $113 million, $110 million and $101 million for the years ended December 31, 2005, 2004 and 2003, respectively.

     For both the years ended December 31, 2005 and 2004, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

5.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new life insurance policies primarily on an excess of retention basis or a quota share basis. Until 2005, the Company reinsured up to 90% of the mortality risk for all new individual life insurance policies. This

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES practice was initiated for different products starting at various points in time between the mid 1990's and 2000. During 2005, the Company changed its retention practices for individual life insurance. Amounts reinsured in prior years remain reinsured under the original reinsurance; however, under the new retention guidelines, the Company reinsures up to 90% of the mortality risk in excess of $1 million for most new life insurance policies that it writes and for certain individual life policies the retention limits remained unchanged. On a case by case basis, the Company may retain up to $2.5 million per life and reinsure 100% of amounts in excess of the Company's retention limits. RGA retains a maximum of $6 million of coverage per individual life with respect to its assumed business. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

     In addition to reinsuring mortality risk, the Company reinsures other risks and specific coverages. The Company routinely reinsures certain classes of risks to limit its exposure to particular travel, avocation and lifestyle hazards.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     The amounts in the statements of income are presented net of reinsurance ceded. The effects of reinsurance were as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              2005     2004     2003
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Direct premiums earned.....................................  $  445   $  485   $  511
Reinsurance assumed........................................   4,222    3,648    2,925
Reinsurance ceded..........................................    (488)    (420)    (398)
                                                             ------   ------   ------
Net earned premiums........................................  $4,179   $3,713   $3,038
                                                             ======   ======   ======
Reinsurance recoveries netted against policyholder
  benefits.................................................  $   57   $  177   $  119
                                                             ======   ======   ======

     Written premiums are not materially different than earned premiums in the preceding table.

     The reinsurance assumed premium for the years ended December 31, 2005, 2004, and 2003 include $4,220 million, $3,645 million, and $2,923 million, respectively, from RGA.

     Reinsurance recoverables, included in premiums and other receivables, were $1,029 million and $932 million at December 31, 2005 and 2004, respectively. Reinsurance and ceded commissions payable, included in other liabilities, were $61 million and $10 million at December 31, 2005 and 2004, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

6.  LONG-TERM DEBT

     At December 31, 2005 and 2004, long-term debt outstanding is as follows:

                                                INTEREST RATES
                                           ------------------------                 DECEMBER 31,
                                                           WEIGHTED                 -------------
                                               RANGE       AVERAGE     MATURITY     2005    2004
                                           -------------   --------   -----------   -----   -----
                                                                                    (IN MILLIONS)
Senior notes.............................  6.75% - 7.25%     6.92%    2006 - 2011   $300    $300
Fixed rate notes.........................   4.2% - 6.32%     4.96%    2006 - 2010    102     106
Other notes..............................    8% - 12%       10.07%    2009 - 2016      1       1
Junior subordinated debentures...........      6.75%         6.75%       2065        398      --
Surplus notes............................      7.63%         7.63%       2024         99      99
                                                                                    ----    ----
  Total..................................                                           $900    $506
                                                                                    ====    ====

     On December 8, 2005, RGA issued junior subordinated debentures with a face amount of $400 million. Interest is payable semi-annually at a fixed rate of 6.75% until December 15, 2015. Subsequent to December 15, 2015, interest on these debentures will accrue at an annual rate of 3-month LIBOR plus a margin equal to 266.5 basis points, payable quarterly until maturity in 2065. RGA has the option to defer interest payments, subject to certain limitations. In addition, interest payments are mandatorily deferred if RGA does not meet specified capital adequacy, net income and shareholders' equity levels. Upon an optional or mandatory deferral, RGA is not permitted to pay common stock dividends or make payments of interest or principal on securities which rank equal or junior to the subordinated debentures, until the accrued and unpaid interest on the subordinated debentures is paid. The subordinated debentures are redeemable at RGA's option.

     Unsecured senior debt ranks highest in priority and consists of senior notes, fixed rate notes, other notes with varying interest rates, followed by subordinated debt which consists of junior subordinated debentures and surplus notes. Payments of interest and principal on the Company's surplus notes which are subordinate to all other debt may be made only with the prior approval of the insurance department of the state of domicile.

     The aggregate maturities of long-term debt as of December 31, 2005 for the next five years are $126 million in 2006, $26 million in 2007, less than $1 million in 2008 and 2009, $50 million in 2010 and $698 million thereafter.

Credit Facilities and Letters of Credit

     RGA maintains committed and unsecured credit facilities aggregating $652 million as of December 31, 2005. When drawn upon, these facilities bear interest at varying rates in accordance with respective agreements. The following table provides details on these facilities as of December 31, 2005:

                                                               LETTER OF CREDIT                UNUSED
BORROWER(S)                          EXPIRATION     CAPACITY      ISSUANCES       DRAWDOWN   COMMITMENTS
-----------                        --------------   --------   ----------------   --------   -----------
                                                                       (IN MILLIONS)
RGA..............................  January 2006       $ 26           $ --           $ 26        $ --
RGA..............................  May 2007             26             --             26          --
RGA..............................  September 2010      600            320             50         230
                                                      ----           ----           ----        ----
Total............................                     $652           $320           $102        $230
                                                      ====           ====           ====        ====

     At December 31, 2005 and 2004, RGA had outstanding $457 million and $403 million, respectively, in letters of credit from various banks, of which $320 million and $0, respectively, were part of committed facilities.

     Certain of RGA's debt agreements contain financial covenant restrictions related to, among others, liens, the issuance and disposition of stock of restricted subsidiaries, minimum requirements of consolidated net worth,

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES maximum ratios of debt to capitalization, change of control provisions, and minimum rating requirements. A material ongoing covenant default could require immediate payment of the amount due, including principal, under the various agreements. Additionally, RGA's debt agreements contain cross-default covenants, which would make outstanding borrowings immediately payable in the event of a material uncured covenant default under any of the agreements, including, but not limited to, non-payment of indebtedness when due for amounts greater than $10 million, or $25 million depending on the agreement, bankruptcy proceedings, and any other event which results in the acceleration of the maturity of indebtedness. As of December 31, 2005, RGA had $800 million in outstanding borrowings under its debt agreements and was in compliance with all covenants under those agreements. The ability of RGA to make debt principal and interest payments depends on the earnings and surplus of subsidiaries, investment earnings on undeployed capital proceeds, and RGA's ability to raise additional funds.

     RGA guarantees the payment of amounts outstanding under the credit facility maintained by its subsidiary operation in Australia. The total amount of debt outstanding, subject to the guarantee, as of December 31, 2005 was $26 million.

Other

     Interest expense related to the Company's indebtedness included in other expenses was $50 million, $49 million and $48 million for the years ended December 31, 2005, 2004 and 2003, respectively.

7. SHARES SUBJECT TO MANDATORY REDEMPTION AND COMPANY-OBLIGATED MANDATORILY REDEEMABLE SECURITIES OF SUBSIDIARY TRUSTS

     In December 2001, RGA, through its wholly-owned trust, RGA Capital Trust I (the "Trust"), issued 4,500,000 Preferred Income Equity Redeemable Securities ("PIERS") Units. Each PIERS unit consists of (i) a preferred security issued by the Trust, having a stated liquidation amount of $50 per unit, representing an undivided beneficial ownership interest in the assets of the Trust, which consist solely of junior subordinated debentures issued by RGA which have a principal amount at maturity of $50 and a stated maturity of March 18, 2051; and
(ii) a warrant to purchase, at any time prior to December 15, 2050, 1.2508 shares of RGA stock at an exercise price of $50. The fair market value of the warrant on the issuance date was $14.87 and is detachable from the preferred security. RGA fully and unconditionally guarantees, on a subordinated basis, the obligations of the Trust under the preferred securities. The preferred securities and subordinated debentures were issued at a discount (original issue discount) to the face or liquidation value of $14.87 per security. The securities will accrete to their $50 face/liquidation value over the life of the security on a level yield basis. The weighted average effective interest rate on the preferred securities and the subordinated debentures is 8.25% per annum. Capital securities outstanding were $159 million and $158 million, net of unamortized discount of $66 million and $67 million at December 31, 2005 and 2004, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

8.  INCOME TAXES

     The provision for income taxes from continuing operations was as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2005      2004      2003
                                                              ------    ------    ------
                                                                    (IN MILLIONS)
Current:
  Federal...................................................   $ 23       $(7)      $29
  Foreign...................................................     70         4         1
                                                               ----       ---       ---
                                                                 93        (3)       30
Deferred:
  Federal...................................................    (31)       70         7
  Foreign...................................................      4         6         9
                                                               ----       ---       ---
                                                                (27)       76        16
                                                               ----       ---       ---
Provision for income taxes..................................   $ 66       $73       $46
                                                               ====       ===       ===

     Reconciliations of the income tax provision at the U.S. statutory rate to the provision for income taxes as reported for continuing operations were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                              2005      2004      2003
                                                              -----     -----     -----
                                                                    (IN MILLIONS)
Tax provision at U.S. statutory rate........................   $72       $78       $52
Tax effect of:
  Foreign tax rate differing from U.S. tax rate.............    (2)       (1)       (1)
  Tax preferred investment income...........................    --        (1)       (1)
  Tax credits...............................................    (1)       (3)       (5)
  State tax net of federal benefit..........................     1         1         1
  Corporate owned life insurance............................    (1)       (2)       (2)
  Valuation allowance for carryforward items................    (2)       (2)        1
  Other, net................................................    (1)        3         1
                                                               ---       ---       ---
  Provision for income taxes................................   $66       $73       $46
                                                               ===       ===       ===

     The Company has been audited by the Internal Revenue Service for the years through and including 2000. The Company believes that any adjustments that might be required for open years will not have a material effect on the Company's consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Deferred income taxes represent the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                               DECEMBER 31,
                                                              ---------------
                                                               2005     2004
                                                              ------   ------
                                                               (IN MILLIONS)
Deferred income tax assets:
  Policyholder liabilities and receivables..................  $   --   $  314
  Employee benefits.........................................      28       36
  Loss and credit carryforwards.............................     728      333
  Other, net................................................      51       78
                                                              ------   ------
                                                                 807      761
  Less valuation allowance..................................       5        9
                                                              ------   ------
                                                                 802      752
                                                              ------   ------
Deferred income tax liabilities:
  Deferred policy acquisition costs.........................   1,002    1,024
  Policyholder liabilities and receivables..................     137       --
  Investments...............................................      39       22
  Net unrealized investment gains...........................     311      250
  Other, net................................................       9       91
                                                              ------   ------
                                                               1,498    1,387
                                                              ------   ------
Net deferred income tax liability...........................  $ (696)  $ (635)
                                                              ======   ======

     The Company has not recognized a deferred tax liability for the undistributed earnings of its wholly owned domestic and foreign subsidiaries, except for RGA International Reinsurance Company Ltd., because the Company currently does not expect those unremitted earnings to become taxable to the Company in the foreseeable future. This is due to the fact that the unremitted earnings will not be repatriated in the foreseeable future, or because those unremitted earnings that may be repatriated will not be taxable through the application of tax planning strategies that management would utilize.

     The Company believes that it is more likely than not that the deferred income tax assets established will be realized except for the amount of the valuation allowance. A valuation allowance for deferred income tax assets of approximately $5 million and $9 million at December 31, 2005 and 2004, respectively, was provided on the net operating losses and capital losses of General American Argentina Seguros de Vida, S.A., RGA South Africa Holdings, and RGA Financial Products. At December 31, 2005, the Company's subsidiaries had net operating loss carryforwards of $1,630 million and capital loss carryforwards of $163 million. The remaining loss carryforwards are expected to be utilized during the period allowed.

9.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

LITIGATION

     Over the past several years, the Company has faced numerous claims, including class action lawsuits, alleging improper marketing and sales of individual life insurance policies or annuities. These lawsuits are generally referred to as "sales practices claims".

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     A federal court has approved a settlement resolving sales practices claims on behalf of a class of owners of permanent life insurance policies issued by the Company between January 1, 1982 through December 31, 1996. An appellate court has affirmed the order approving the settlement. The class includes owners of approximately 250,000 in-force or terminated policies.

     Certain class members have opted out of the class action settlement noted above and have brought or continued non-class action sales practices lawsuits. In addition, other sales practices lawsuits have been brought. As of December 31, 2005, there are approximately 34 sales practice lawsuits pending against the Company. The Company continues to defend itself vigorously against these lawsuits. Some individual sales practices claims have been resolved through settlement, won by dispositive motions, or, in a few instances, have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance may be commenced in the future.

     The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices claims against the Company.

     Regulatory authorities in a small number of states have had investigations or inquiries relating to the Company's sales of individual life insurance policies or annuities. Over the past several years, these and a number of investigations by other regulatory authorities were resolved for monetary payments and certain other relief. The Company may continue to resolve investigations in a similar manner.

     A policyholder filed a lawsuit against the Company, its administrator (Paul Revere Life Insurance Company) and Provident Life and Accident Insurance Company in an Arizona state court for damages in connection with the denial of her claim for disability benefits. The defendants removed the case to the United States District Court for the District of Arizona. Following a trial, a jury entered a verdict of approximately $85 million against the defendants. Defendants thereafter filed a motion seeking judgment as a matter of law, or alternatively, a new trial and/or remittitur. On September 16, 2003, the trial court granted the defendants' motion for remittitur, reducing the punitive damages from $79 million to $7 million, and awarding plaintiff $600,000 of the more than $2 million requested in attorneys' fees, but otherwise denied the defendants' post-trial motion. The total amount of the judgment is approximately $14.3 million. The Ninth Circuit affirmed the approximately $14.3 million judgment in its entirety. Pursuant to a reinsurance agreement between the Company and Paul Revere Life Insurance Company, the Company believes its share of the judgment is 20 percent. However, Paul Revere has requested that the Company pay an additional $2.4 million, over and above the 20 percent share. The Company has declined this request. Paul Revere and the Company have agreed to submit the issue to binding arbitration.

     RGA is currently a party to three arbitrations that involve its discontinued accident and health business, including personal accident business (including London market excess of loss business) and workers' compensation carve-out business. RGA is also party to one pending and one threatened arbitration related to its life reinsurance business. In addition, RGA has been joined in a suit filed against one of its ceding companies alleging wrongful denial of a life insurance claim. As of January 31, 2006, the parties involved in these actions have raised claims, or established liabilities that may result in claims, in the amount of approximately $32 million, which is approximately $28 million in excess of the liabilities recorded by RGA. The Company generally has little information regarding any liabilities established by the ceding companies, and must rely on management estimates to establish policy claim liabilities. It is possible that any such liabilities could be increased in the future. Management believes it has substantial defenses upon which to contest these claims, including but not limited to misrepresentation and breach of contract by direct and indirect ceding companies.

     RGA has reinsured privately-owned pension funds that were formed as a result of reform and privatization of Argentina's social security system. RGA ceased renewal of reinsurance treaties associated with privatized pension contracts in Argentina during 2001 because of adverse experience on this business, as several aspects of the pension fund claims flow did not develop as was contemplated when the reinsurance programs were initially priced.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Since 2001, RGA has pursued various courses of action to reduce and eliminate its obligations associated with the reinsurance of Argentine pension accounts. RGA's actions have resulted in one ceding company demanding arbitration and could result in other litigation or arbitrations in the future. However, as of January 2006, RGA had commuted about 95% of its obligations associated with the business and is in discussions with the remaining clients regarding settlement of all obligations under the remaining treaties. Therefore, the risk of litigation or arbitrations in the future has significantly declined. While it is not feasible to predict or determine the ultimate outcome of any such future litigations or arbitrations or provide reasonable ranges of potential losses, it is the opinion of the Company's management, that their outcomes, after consideration of the provisions made in the Company's consolidated financial statements, would not have a material adverse effect on its consolidated financial position.

     Regulatory bodies have contacted the Company and have requested information relating to market timing and late trading of mutual funds and variable insurance products and, generally, the marketing of products. The Company believes that many of these inquiries are similar to those made to many financial services companies as part of industry-wide investigations by various regulatory agencies. The Securities and Exchange Commission ("SEC") has commenced an investigation with respect to market timing and late trading in a limited number of privately-placed variable insurance contracts that were sold through the Company. In May 2004, the Company received a so-called "Wells Notice" stating that the SEC staff is considering recommending that the SEC bring a civil action alleging violations of the U.S. securities laws against the Company. Under the SEC procedures, the Company can avail itself of the opportunity to respond to the SEC staff before it makes a formal recommendation regarding whether any action alleging violations of the U.S. securities laws should be considered. The Company has responded to the Wells Notice. The Company is fully cooperating with regard to these information requests and investigations. The Company, as of the date of the consolidated financial statements, is not aware of any systemic problems with respect to such matters that may have a material adverse effect on the Company's consolidated financial position.

     MetLife, the ultimate parent of the Company, has received a number of subpoenas and other requests from the Office of the Attorney General of the State of New York seeking, among other things, information regarding and relating to compensation agreements between insurance brokers and MetLife, whether MetLife has provided or is aware of the provision of "fictitious" or "inflated" quotes, and information regarding tying arrangements with respect to reinsurance. Based upon an internal review, MetLife advised the Attorney General for the State of New York that MetLife was not aware of any instance in which MetLife had provided a "fictitious" or "inflated" quote. MetLife also has received subpoenas, including sets of interrogatories, from the Office of the Attorney General of the State of Connecticut seeking information and documents including contingent commission payments to brokers and MetLife's awareness of any "sham" bids for business. MetLife also has received a Civil Investigative Demand from the Office of the Attorney General for the State of Massachusetts seeking information and documents concerning bids and quotes that MetLife submitted to potential customers in Massachusetts, the identity of agents, brokers, and producers to whom MetLife submitted such bids or quotes, and communications with a certain broker. MetLife has received two subpoenas from the District Attorney of the County of San Diego, California. The subpoenas seek numerous documents including incentive agreements entered into with brokers. The Florida Department of Financial Services and the Florida Office of Insurance Regulation also have served subpoenas on MetLife asking for answers to interrogatories and document requests concerning topics that include compensation paid to intermediaries. The Office of the Attorney General for the State of Florida has also served a subpoena on MetLife seeking, among other things, copies of materials produced in response to the subpoenas discussed above. MetLife has received a subpoena from the Office of the U.S. Attorney for the Southern District of California asking for documents regarding the insurance broker, Universal Life Resources. The Insurance Commissioner of Oklahoma has served a subpoena, including a set of interrogatories, on MetLife seeking, among other things, documents and information concerning the compensation of insurance producers for insurance covering Oklahoma entities and persons. The Ohio Department of Insurance has requested documents regarding a broker and certain Ohio public entity groups. MetLife continues to cooperate fully with these inquiries and is responding to the subpoenas and other requests. MetLife is continuing to conduct an internal review of its commission payment practices.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The California Insurance Commissioner is suing in California state court Metropolitan Life, Paragon Life Insurance Company, a subsidiary of the Company, and other companies alleging that the defendants violated certain provisions of the California Insurance Code. Another broker-related action against Paragon Life is pending in a multi-district proceeding established in the federal district court in the District of New Jersey. In this proceeding, plaintiffs have filed an amended class action complaint consolidating the claims from separate actions that had been filed in or transferred to the District of New Jersey. The consolidated amended complaint alleges that MetLife, Inc., Metropolitan Life, Paragon Life and several other insurance companies and several insurance brokers violated RICO, ERISA, and antitrust laws and committed other misconduct in the context of providing insurance to employee benefit plans and to persons who participate in such employee benefit plans. Plaintiffs seek to represent classes of employers that established employee benefit plans and persons who participated in such employee benefit plans. A motion for class certification has been filed. The Company intends to vigorously defend these cases.

     In addition to those discussed above, regulators and others have made a number of inquiries of the insurance industry regarding industry brokerage practices and related matters and other inquiries may begin. It is reasonably possible that additional subpoenas, interrogatories, requests and lawsuits will be received. The Company and MetLife will fully cooperate with all regulatory inquiries and intend to vigorously defend all lawsuits.

     Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

Summary

     It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, except as noted above in connection with specific matters. In some of the matters referred to above, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's consolidated financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated net income or cash flows in particular quarterly or annual periods.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

COMMITMENTS

LEASES

     In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants is contingent upon the level of the tenants' sales revenues. Additionally, the Company, as lessee, has entered into various lease and sublease agreements for office space, data processing and other equipment. Future minimum rental income, and minimum gross rental payments relating to these lease agreements were as follows:

                                                                        GROSS
                                                              RENTAL    RENTAL
                                                              INCOME   PAYMENTS
                                                              ------   --------
                                                                (IN MILLIONS)
2006........................................................   $10       $ 7
2007........................................................   $ 6       $ 6
2008........................................................   $ 5       $ 5
2009........................................................   $ 2       $ 4
2010........................................................   $ 1       $ 3
Thereafter..................................................   $ 2       $12

COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were less than $1 million at both December 31, 2005 and 2004. The Company anticipates that these amounts will be invested in the partnerships over the next three to five years.

MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $26 million and $17 million at December 31, 2005 and 2004, respectively.

OTHER COMMITMENTS

     On December 12, 2005, RGA repurchased 1.6 million shares of its outstanding common stock at an aggregate price of approximately $76 million under an accelerated share repurchase agreement with a major bank. The bank borrowed the stock sold to RGA from third parties and is purchasing the shares in the open market over the subsequent few months to return to the lenders. RGA will either pay or receive an amount based on the actual amount paid by the bank to purchase the shares. These repurchases resulted in an increase in the Company's ownership percentage of RGA to approximately 53% at December 31, 2005 from approximately 52% at December 31, 2004. In February, 2006, the final purchase price was determined, resulting in a cash settlement substantially equal to the aggregate cost. RGA recorded the initial repurchase of shares as treasury stock and recorded the amount received as an adjustment to the cost of treasury stock.

GUARANTEES

     In the course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from $2 million to $10 million, with a cumulative maximum of $15 million, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount due under these guarantees in the future.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies other of its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount due under these indemnities in the future.

     The fair value of the remaining indemnities, guarantees and commitments entered into during 2005 was insignificant and thus, no liabilities were recorded. The Company's recorded liability at December 31, 2005 and 2004 for indemnities, guarantees and commitments is insignificant.

INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed life insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the line of business in which the impaired, insolvent or failed insurer engaged. Some states permit insurers to recover assessments paid through full or partial premium tax offsets. Assessments levied against the Company from January 1, 2003 through December 31, 2005 aggregated $100 thousand. The Company maintained a liability of $5 million and a related asset for premium tax offsets of $4 million at December 31, 2005 for future assessments in respect of currently impaired, insolvent or failed insurers.

     In the past five years, none of the aggregate assessments levied against the Company has been material. The Company has established liabilities for guaranty fund assessments that it considers adequate for assessments with respect to insurers that are currently subject to insolvency proceedings.

10.  EMPLOYEE BENEFIT PLANS

PENSION PLANS AND OTHER BENEFIT PLANS

     Prior to January 1, 2003, General American, directly or through a wholly-owned subsidiary, was the sponsor and administrator of a qualified and several non-qualified defined benefit pension plans covering eligible employees. On December 31, 2002, the qualified plan was merged into the Metropolitan Life Retirement Plan for United States Employees (the "MetLife Plan"), a qualified defined benefit pension plan sponsored and administered by Metropolitan Life. The Company has no legal obligation for benefits under the MetLife Plan.

     On January 1, 2003, substantially all employees of the Company who are now covered under the MetLife Plan also became employees of certain subsidiaries of MetLife. Certain of these employees continue to be provided to the Company and therefore the Company is allocated expenses associated with the pension benefits offered to these employees. The Company's share of such allocated expenses included in the accompanying consolidated financial statements was $8 million, $8 million and $10 million for the years ended December 31, 2005, 2004 and 2003, respectively. In addition, certain retired employees of the Company are provided postretirement health care and life insurance benefits through a plan sponsored by Metropolitan Life. As the Company has no legal obligation for benefits under this plan, the assets and obligations are not included in the accompanying consolidated financial statements and additional disclosures below. However, the Company is allocated expenses related to the postretirement benefits offered to the retirees of the Company. The Company's allocated share of expenses related

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES to these postretirement benefits and included in the accompanying consolidated financial statements was $3 million, $2 million and $3 million for the years ended December 31 2005, 2004 and 2003, respectively.

     General American, or its subsidiaries, continues as sponsor of the non-qualified defined benefit pension plans. Accordingly, the obligations and related net periodic expense associated with these plans are included in the accompanying consolidated financial statements and the additional disclosures below. These non-qualified plans have ceased accepting new participants. Participants with accrued benefits continue to earn vesting service while they are employed, but are not accruing additional benefits in the plan.

     RGA also sponsors a separate qualified defined benefit pension plan for its eligible employees. Employees of RGA may also become eligible for certain qualified postretirement health care and life insurance benefits if they attain retirement age, with sufficient service, while working for RGA. The assets and obligations of the RGA plans, along with the related net periodic expense, are included in the accompanying consolidated financial statements and additional disclosures below.

                                                                         DECEMBER 31,
                                                              -----------------------------------
                                                              PENSION BENEFITS    OTHER BENEFITS
                                                              -----------------   ---------------
                                                               2005      2004      2005     2004
                                                              -------   -------   ------   ------
                                                                         (IN MILLIONS)
Change in projected benefit obligation:
Projected benefit obligation at beginning of year...........   $ 53      $ 48      $  9     $ 5
  Service cost..............................................      2         2         1       1
  Interest cost.............................................      3         3        --      --
  Actuarial losses (gains)..................................      5         2        --       3
  Benefits paid.............................................     (3)       (2)       --      --
                                                               ----      ----      ----     ---
Projected benefit obligation at end of year.................     60        53        10       9
                                                               ----      ----      ----     ---
Change in plan assets:
Contract value of plan assets at beginning of year..........     14        10        --      --
  Actual return on plan assets..............................     --         1        --      --
  Employer contribution.....................................      2         3        --      --
                                                               ----      ----      ----     ---
Contract value of plan assets at end of year................     16        14        --      --
                                                               ----      ----      ----     ---
Underfunded.................................................    (44)      (39)      (10)     (9)
Unrecognized net actuarial losses (gains)...................     23        19         4       4
Unrecognized prior service cost.............................    (20)      (22)       --      --
                                                               ----      ----      ----     ---
Accrued benefit cost........................................   $(41)     $(42)     $ (6)    $(5)
                                                               ====      ====      ====     ===
Qualified plan prepaid pension cost.........................   $ (2)     $ (1)     $ --     $--
Non-qualified plan accrued pension cost.....................    (46)      (47)       (6)     (5)
Accumulated other comprehensive income......................      7         6        --      --
                                                               ----      ----      ----     ---
Accrued benefit cost........................................   $(41)     $(42)     $ (6)    $(5)
                                                               ====      ====      ====     ===

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The aggregate projected benefit obligation and aggregate fair value of plan assets for the pension plans were as follows:

                                                                        NON-QUALIFIED
                                                      QUALIFIED PLAN        PLAN           TOTAL
                                                      ---------------   -------------   -----------
                                                       2005     2004    2005    2004    2005   2004
                                                      ------   ------   -----   -----   ----   ----
                                                                      (IN MILLIONS)
Aggregate fair value of plan assets.................   $16      $14     $ --    $ --    $ 16   $ 14
Aggregate projected benefit obligation..............    22       18       38      35      60     53
                                                       ---      ---     ----    ----    ----   ----
Underfunded.........................................   $(6)     $(4)    $(38)   $(35)   $(44)  $(39)
                                                       ===      ===     ====    ====    ====   ====

     The accumulated benefit obligation, for all defined benefit pension plans, was $53 million and $48 million at December 31, 2005 and 2004, respectively. The projected benefit obligation exceeded assets for all pension and postretirement plans at December 31, 2005 and 2004.

     The components of net periodic benefit cost were as follows:

                                                  PENSION BENEFITS      OTHER BENEFITS
                                                 ------------------   -------------------
                                                 2005   2004   2003   2005   2004   2003
                                                 ----   ----   ----   ----   ----   -----
                                                              (IN MILLIONS)
Service cost...................................  $ 2    $ 2    $ 1    $ 1    $ 1    $  --
Interest cost..................................    3      3      3     --     --       --
Expected return on plan assets.................   (1)    (1)    (1)    --     --       --
Amortization of prior actuarial losses
  (gains)......................................    1      1      1     --     --       --
Amortization of prior service cost.............   (2)    (2)    (2)    --     --       --
                                                 ---    ---    ---    ---    ---    -----
Net periodic benefit (credit) cost.............  $ 3    $ 3    $ 2    $ 1    $ 1    $  --
                                                 ===    ===    ===    ===    ===    =====

ASSUMPTIONS

     Assumptions used in determining the obligations were as follows:

                                                                DECEMBER 31,
                                                     -----------------------------------
                                                     PENSION BENEFITS    OTHER BENEFITS
                                                     -----------------   ---------------
                                                      2005      2004      2005     2004
                                                     -------   -------   ------   ------
Weighted average discount rate.....................  5.77%     5.92%     5.75%    6.00%
Rate of compensation increase......................  4%-8%     4%-8%      N/A      N/A

     The assumptions used in determining net periodic benefit cost were as follows:

                                                     DECEMBER 31,
                                     ---------------------------------------------
                                       PENSION BENEFITS         OTHER BENEFITS
                                     ---------------------   ---------------------
                                     2005    2004    2003    2005    2004    2003
                                     -----   -----   -----   -----   -----   -----
Weighted average discount rate.....  5.76%   5.46%   6.75%   5.75%   6.50%   6.50%
Expected return on plan assets.....  8.50%   8.50%   8.75%    N/A     N/A     N/A
Rate of compensation increase......  4%-8%   4%-8%   4%-8%    N/A     N/A     N/A

     The discount rate is based on the yield of a hypothetical portfolio of high-quality debt instruments available on the valuation date, measured on a yield to worst basis, which would provide the necessary future cash flows to pay the aggregate projected benefit obligation when due. The expected rate of return on plan assets is based on anticipated performance of the various asset sectors in which the plan invests, weighted by target allocation percentages. Anticipated future performance is based on long-term historical returns of the plan asset by sector, adjusted for the Company's long-term expectations on the performance of the markets. While the precise expected

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES return derived using this approach will fluctuate from year to year, the Company's policy is to hold long-term assumptions constant as it remains within reasonable tolerance from the derived rate.

     The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation were as follows:

                                                        DECEMBER 31,
                                       -----------------------------------------------
                                                2005                     2004
                                       ----------------------   ----------------------
Pre-Medicare eligible claims.........  11% down to 5% in 2012   12% down to 5% in 2012
Medicare eligible claims.............  11% down to 5% in 2012   12% down to 5% in 2012

     Assumed health care cost trend rates may have a significant effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trends would have the following effects:

                                                    ONE PERCENT INCREASE   ONE PERCENT DECREASE
                                                    --------------------   --------------------
                                                                   (IN MILLIONS)
Effect on total of service and interest cost
  components......................................         $  --                   $--
Effect on accumulated postretirement benefit
  obligation......................................         $   2                   $(2)

PLAN ASSETS

     The weighted average allocation of pension plan assets is as follows:

                                                              DECEMBER 31,
                                                              -------------
                                                              2005    2004
                                                              -----   -----
ASSET CATEGORY
Equity securities...........................................    75%     76%
Fixed maturities............................................    25%     24%
                                                               ---     ---
  Total.....................................................   100%    100%
                                                               ===     ===

     The weighted average target allocation of pension plan assets for 2006 is as follows:

                                                               PENSION
                                                               BENEFITS
                                                               --------
ASSET CATEGORY
Equity securities...........................................      75%
Fixed maturities............................................      25%

     Target allocations of assets are determined with the objective of maximizing returns and minimizing volatility of net assets through adequate asset diversification. Adjustments are made to target allocations based on an assessment of the impact of economic factors and market conditions.

CASH FLOWS

     The Company expects to contribute $7 million to its pension plan and $136 thousand to its other benefit plans during 2006.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Gross benefit payments for the next ten years, which reflect expected future service, as appropriate, are expected to be as follows:

                                                            PENSION BENEFITS   OTHER BENEFITS
                                                            ----------------   --------------
                                                                      (IN MILLIONS)
2006......................................................        $ 5              $  --
2007......................................................        $ 4              $  --
2008......................................................        $ 4              $  --
2009......................................................        $ 5              $  --
2010......................................................        $ 5              $  --
2011-2015.................................................        $30              $   2

SAVINGS AND INVESTMENT PLANS

     The Company and MetLife sponsor savings and investment plans for substantially all employees under which the Company matches a portion of employee contributions. The Company contributed $3 million, $2 million and $2 million to these plans during the years ended December 31, 2005, 2004 and 2003, respectively.

11.  EQUITY

PARENT'S INTEREST IN PREFERRED STOCK OF A SUBSIDIARY

     On December 16, 2003, MetLife Inc. transferred 2,532,600 shares of common stock of RGA to Equity Intermediary Company ("EIC"), a subsidiary of the Company, in exchange for 93,402 shares of Series A Cumulative Preferred Stock ("the Preferred Shares"). Holders of the Preferred Shares are entitled to receive cumulative cash dividends at the annual applicable rate of 7% times the Liquidation Preference of $1,000 per share payable quarterly, when and if declared by the Board of Directors. Holders of the Preferred Shares have no voting rights, except as required by applicable law. The Preferred Shares rank senior to the common stock.

     In December 2004, MetLife contributed the 93,402 Preferred Shares of EIC to the Company. Upon the dissolution of EIC, the Company retired the shares and recorded a contribution of capital of $93 million from GenAmerica.

DIVIDEND RESTRICTIONS

     The Company and its insurance subsidiaries are subject to limitations on the payment of dividends to their parents. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the greater of:
(i) 10% of the insurance subsidiaries' statutory surplus as of the immediately preceding calendar year or (ii) the insurance subsidiaries' statutory gain from operations for the preceding year (excluding realized investment gains). The Company paid to GenAmerica stockholder dividends in the amount of $13 million, $40 million and $1 million for the years ended December 31, 2005, 2004 and 2003. As of December 31, 2005, the maximum amount of the dividend, which may be paid to GenAmerica from the Company in 2006, without prior regulatory approval, is $167 million.

STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES action. Each of the Holding Company's U.S. insurance subsidiaries exceeded the minimum risk-based capital requirements for all periods presented herein.

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Missouri State Department of Insurance (the "Department") has fully adopted Codification for the preparation of statutory financial statements of insurance companies domiciled in Missouri. The impact of adoption did not materially impact statutory capital and surplus. Modifications by state insurance departments may impact the effect of Codification on the statutory capital and surplus of the Company.

     Statutory accounting practices differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     Statutory net loss of General American Life Insurance Company, a Missouri domiciled insurer, was $34 million, $80 million and $151 million for the years ended December 31, 2005, 2004 and 2003, respectively. Statutory capital and surplus, as filed with the Department, was $1,677 million and $1,297 million at December 31, 2005 and 2004, respectively.

OTHER COMPREHENSIVE INCOME

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2005, 2004 and 2003 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                               2005     2004     2003
                                                              ------   ------   -------
                                                                    (IN MILLIONS)
Holding gains on investments arising during the year........   $123     $210     $ 242
Income tax effect of holding gains..........................    (55)     (88)     (111)
Reclassification adjustments:
  Recognized holding losses included in current year
     income.................................................    (21)     (89)      (54)
  Amortization of premium and accretion of discounts
     associated with investments............................     (8)     (14)      (45)
  Income tax effect.........................................     15       43        45
Allocation of holding gains (losses) on investments relating
  to other policyholder amounts.............................     42       77       (10)
Income tax effect of allocation of holding gains (losses) to
  other policyholder amounts................................    (21)     (32)        5
                                                               ----     ----     -----
Net unrealized investment gains.............................     75      107        72
Foreign currency translation adjustment.....................      3       14        25
Minimum pension liability adjustment........................      2       (1)       (5)
                                                               ----     ----     -----
Other comprehensive income..................................   $ 80     $120     $  92
                                                               ====     ====     =====

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

12.  OTHER EXPENSES

     Other expenses were comprised of the following:

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              2005     2004     2003
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Compensation...............................................  $   39   $   46   $   68
Commissions................................................     493    1,076      959
Interest and debt issue costs..............................      50       48       44
Amortization of policy acquisition costs...................     697      495      448
Capitalization of policy acquisition costs.................    (649)    (960)    (958)
Minority interest..........................................     164      162      132
Other......................................................     353      389      380
                                                             ------   ------   ------
  Total other expenses.....................................  $1,147   $1,256   $1,073
                                                             ======   ======   ======

13.  ACQUISITIONS AND DISPOSITIONS

     In March, 2005, the Company dissolved its wholly owned subsidiary, GenAmerican Management Corporation, into its parent.

     In March 2005, the Company sold its White Oak and Krisman subsidiaries to Metropolitan Life. The amount received below book value was recorded as a return of capital to Metropolitan Life of $7 million. Total assets and total liabilities of the entities sold at December 31, 2004 were $40 million and $3 million, respectively. Total revenues of the entities sold included in the Company's consolidated revenues were $7 million and ($1) million for the years ended December 31, 2004 and 2003, respectively.

     In December 2004, EIC, a wholly owned subsidiary of the Company, was dissolved. See Note 11.

     In September 2003, RGA announced a coinsurance agreement under which it assumed the traditional U.S. life insurance business of Allianz Life Insurance Company of North America. The transaction closed during the fourth quarter of 2003 with an effective date retroactive to July 1, 2003. The transaction added approximately $278 billion of life insurance in-force, $246 million of premiums and $11 million of pre-tax income, excluding minority interest expense, to the fourth quarter of 2003.

14.  DISCONTINUED OPERATIONS

REAL ESTATE

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The following table presents the components of income from discontinued real estate operations:

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                              2005      2004      2003
                                                              -----     -----     -----
                                                                    (IN MILLIONS)
Investment income...........................................   $--       $ 2       $--
Investment expense..........................................    --        (1)       (1)
Net investment gains (losses)...............................    --        --        (1)
                                                               ---       ---       ---
  Total revenues............................................    --         1        (2)
Provision for income taxes..................................    --        --         1
                                                               ---       ---       ---
  Income (loss) from discontinued operations net of income
     tax....................................................   $--       $ 1       $(1)
                                                               ===       ===       ===

     There was no real estate related to discontinued operations at December 31, 2005 and 2004.

15.  FAIR VALUE INFORMATION

     The estimated fair values of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     Amounts related to the Company's financial instruments were as follows:

                                                           NOTIONAL   CARRYING   ESTIMATED
                                                            AMOUNT     VALUE     FAIR VALUE
                                                           --------   --------   ----------
DECEMBER 31, 2005                                                   (IN MILLIONS)
Assets:
  Fixed maturities.......................................             $15,086     $15,086
  Equity securities......................................             $   201     $   201
  Mortgage loans on real estate..........................             $   896     $   898
  Policy loans...........................................             $ 2,645     $ 2,645
  Short-term investments.................................             $   153     $   153
  Cash and cash equivalents..............................             $   268     $   268
  Mortgage loan commitments..............................    $26      $    --     $    --
Liabilities:
  Policyholder account balances..........................             $ 6,868     $ 6,235
  Long-term debt.........................................             $   900     $   953
  Shares subject to mandatory redemption.................             $   159     $   228
  Payables for collateral under securities loaned and
     other transactions..................................             $ 1,383     $ 1,383

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                           NOTIONAL   CARRYING   ESTIMATED
                                                            AMOUNT     VALUE     FAIR VALUE
                                                           --------   --------   ----------
DECEMBER 31, 2004                                                   (IN MILLIONS)
Assets:
  Fixed maturities.......................................             $13,912     $13,912
  Equity securities......................................             $   178     $   178
  Mortgage loans on real estate..........................             $ 1,090     $ 1,133
  Policy loans...........................................             $ 2,625     $ 2,625
  Short-term investments.................................             $    86     $    86
  Cash and cash equivalents..............................             $   372     $   372
  Mortgage loan commitments..............................    $17      $    --     $    --
Liabilities:
  Policyholder account balances..........................             $ 6,301     $ 5,808
  Long-term debt.........................................             $   506     $   540
  Shares subject to mandatory redemption.................             $   158     $   223
  Payables for collateral under securities loaned and
     other transactions..................................             $ 1,461     $ 1,461

     The methods and assumptions used to estimate the fair values of financial instruments are summarized as follows:

FIXED MATURITIES AND EQUITY SECURITIES

     The fair value of fixed maturity and equity securities are based upon quotations published by applicable stock exchanges or received from other reliable sources. For securities for which the market values were not readily available, fair values were estimated using quoted market prices of comparable investments.

MORTGAGE LOANS ON REAL ESTATE AND MORTGAGE LOAN COMMITMENTS

     Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, the estimated fair value is the net premium or discount of the commitments.

POLICY LOANS

     The carrying values for policy loans approximate fair value.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximated fair values due to the short-term maturities of these instruments.

POLICYHOLDER ACCOUNT BALANCES

     The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of policyholder account balances which do not have final contractual maturities are assumed to equal their current net surrender value.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

LONG-TERM DEBT AND SHARES SUBJECT TO MANDATORY REDEMPTION

     The fair values of long-term debt and shares subject to mandatory redemption are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

PAYABLES UNDER SECURITIES LOANED AND OTHER TRANSACTIONS

     The carrying values for payables under securities loaned and other transactions approximate fair value.

DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative instruments are based upon quotations obtained from dealers or other reliable sources. See Note 3 for derivative fair value disclosures.

16.  RELATED PARTY TRANSACTIONS

     Effective September 30, 2005, the Company recaptured its reinsurance agreement with Missouri Reinsurance (Barbados) Inc. ("Missouri"), an affiliate. This agreement ceded, on a coinsurance basis, all business owned life insurance policies. As a result of the recapture of this agreement, the Company paid a recapture fee of $15 million to Missouri and $276 million in assets supporting the liabilities on this treaty were transferred from Missouri to the Company.

     Effective January 1, 2005, the Company entered into a reinsurance agreement to cede an in force block of business to MetLife Investors USA Insurance Company ("MLI USA"), an affiliate. This agreement covered certain term and universal life policies issued by the Company on and after January 1, 2000 through December 31, 2004. This agreement also covers certain term and universal life policies issued on or after January 1, 2005. Under this agreement, the Company transferred $797 million of liabilities and $411 million in assets to MLI USA related to the policies in force as of December 31, 2004. As a result of the transfer of assets, the Company recognized a realized gain of $20 million, net of income taxes. The Company also received and deferred 100% of a $386 million ceding commission resulting in no gain or loss on the transfer of the in force business as of January 1, 2005. For the policies issued on or after January 1, 2005, the Company ceded premiums and related fees of $192 million and ceded benefits and related costs of $143 million for the year ended December 31, 2005. Reinsurance recoverables, included in premiums and other receivables, related to this reinsurance agreement as of December 31, 2005 were $932 million.

     Effective January 1, 2005, the Company recaptured its reinsurance agreement with Exeter Reassurance Company, Ltd., an affiliate. This agreement ceded, on a modified co-insurance basis, certain policies issued by the Company with universal life secondary guarantees. There was no recapture fee paid since the terms of the recapture agreement for this treaty resulted in no fees due to either party. The recapture of this agreement resulted in a pre-tax gain of $1 million for the year ended December 31, 2005.

     On December 23, 2004, the Company dissolved its wholly owned subsidiary, EIC. Prior to the dissolution, EIC had preferred stock issued and outstanding held by MetLife. Upon dissolution, MetLife contributed the preferred shares to the Company through its parent in the form of a capital contribution for $93 million.

     In 2003, the Company received a non-cash capital contribution of $131 million associated with Metropolitan Life's transfer of the outstanding shares of RGA common stock to EIC.

     Effective January 2001, the Company entered into a financial reinsurance agreement with Metropolitan Life. Metropolitan Life assumes substantially all of the Company's supplementary contracts without life contingencies. The Company had policyholder account balances and corresponding recoverables from reinsurers, in premiums and other receivables, for the same amounts of $143 million and $146 million at December 31, 2005 and 2004 respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     RGA has reinsurance transactions with Metropolitan Life and certain of its subsidiaries. Under these agreements, RGA reflected net assumed premiums of approximately $189 million, $127 million and $119 million in 2005, 2004 and 2003, respectively. The earned premiums reflect the net of business assumed from and ceded to Metropolitan Life and its subsidiaries. The pre-tax income on this business was approximately $10 million, $27 million and $12 million in 2005, 2004 and 2003, respectively.

     Under the terms of a master service agreement with Metropolitan Life, the Company and its subsidiaries paid $5 million, $7 million and $6 million in investment management fees and $87 million, $110 million and $100 million for other administrative services in 2005, 2004 and 2003, respectively. The Company had $976 million and $519 million of receivables with affiliates as of December 31, 2005 and 2004, respectively.

     At December 31, 2005, the Company held no assets in the Metropolitan Money Market Pool of affiliated companies. At December 31, 2004, the Company held $44 million of assets in the Metropolitan Money Market Pool of affiliated companies. These amounts are recorded as short-term investments on the consolidated balance sheets of the Company.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. The Company transferred assets with a cost or amortized cost and fair market value of $464 million and $495 million, and $191 million and $198 million, for the years ended December 31, 2005 and 2004, respectively. The realized capital gains (losses) recognized on those transfers were $31 million and $7 million for the years ended December 31, 2005 and 2004, respectively. There were no assets transferred for the year ended December 31, 2003. The Company purchased assets from affiliates with a fair market value of $382 million and $7 million for the years ended December 31, 2005 and 2004, respectively.

     These transactions are based upon agreed upon amounts that might differ from amounts that would be charged if such transactions were among third parties.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

17.  SUBSEQUENT EVENTS

     On May 1, 2006, the Company sold its wholly owned subsidiary, Paragon, to its ultimate parent, MetLife. Immediately following the sale, MetLife merged Paragon with and into Metropolitan Life. The Company received consideration of approximately $76 million for Paragon. At December 31, 2005, Paragon had total assets of $727 million, total liabilities of $643 million, and net income of $7 million.

     On June 28, 2006, a subsidiary of RGA, Timberlake Financial L.L.C. completed an offering of $850 million of 30-year notes. The notes represent senior, secured indebtedness of Timberlake Financial, L.L.C. and its assets with no recourse to RGA or its subsidiaries. Up to $150 million of additional notes may be offered in the future. The proceeds of the offering will provide long-term collateral to support Regulation Triple X reserves on approximately
1.5 million term life insurance policies with guaranteed level premium periods reinsured by RGA Reinsurance Company, a U.S. subsidiary of RGA.

     On June 28, 2006, the Company paid to GenAmerica stockholder dividends in the amount of $13 million.

                                    PART C

                               OTHER INFORMATION


ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS


a.     Financial Statements
       ------------------------------------------------------------------------

The following financial statements of the Separate Account are included in Part B hereof:



1.     Report of Independent Registered Public Accounting Firm.


2.     Statement of Assets and Liabilities as of December 31, 2005.


3.     Statement of Operations for the year ended December 31, 2005.


4. Statements of Changes in Net Assets for the years ended December 31, 2005 and 2004.


5.     Notes to Financial Statements


6.     Financial Highlights


The following consolidated financial statements of the Company are included in Part B hereof:


1.     Report of Independent Registered Public Accounting Firm.


2.     Consolidated Balance Sheets as of December 31, 2005 and 2004.


3. Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003.


4. Consolidated Statements of Stockholder's Equity for the years ended December 31, 2005, 2004 and 2003.


5. Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003.


6.     Notes to Consolidated Financial Statements.


The following consolidated financial statements of General American Life Insurance Company (the "Guarantor") are included in Part B hereof:


1.     Report of Independent Registered Public Accounting Firm.


2.     Consolidated Balance Sheets as of December 31, 2005 and 2004.


3. Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003.


4. Consolidated Statements of Stockholder's Equity for the years ended December 31, 2005, 2004 and 2003.


5. Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003.


6.     Notes to Consolidated Financial Statements.


b.     Exhibits
       ------------------------------------------------------------------------

1.   (i)    Resolution of Board of Directors of the Company (MLI CA) authorizing the establishment of the Variable Account (adopted March 24, 1992 and certified October 7, 1997) (1)


  (ii) Revised and Restated Resolutions of Board of Directors (MLI CA) (adopted June 11, 2004) (13)


  (iii) Resolutions of Board of Directors of Company (MLI) (including Agreement and Plan of Merger dated October 17, 2006) attached as Exhibit A to the resolutions) (adopted April 25, 2006 and certified April 27,
       2006) (filed herewith)


2.     Not Applicable.


3.   (i)    Principal Underwriter's and Selling Agreement (effective January 1,
2001) (13)


  (ii) Amendment to Principal Underwriter's and Selling Agreement (effective January 1, 2002) (13)


  (iii)     Form of Retail Sales Agreement (MLIDC 7-1-05 (LTC) (19)




  (iv)      Principal Underwriter's and Selling Agreement (effective January 1,
2001) (12)


  (v) Amendment to Principal Underwriter's and Selling Agreement (effective January 1, 2002) (12)


  (vi) Amendment No. 2 to Principal Underwriter's and Selling Agreement (effective December 2, 2002) (12)


4.   (i)    Individual Flexible Purchase Payment Deferred Variable Annuity
Contract (7)


  (ii)      Enhanced Dollar Cost Averaging Rider 7013 (11/00)(7)

  (iii)     Three Month Market Entry Rider 7014 (11/00) (7)


  (iv)      Death Benefit Rider - (Principal Protection) 7015 (11/00) (7)


  (v)       Death Benefit Rider - (Compounded-Plus) 7016 (11/00) (7)


  (vi)      Death Benefit Rider - (Annual Step-Up) 7017 (11/00) (7)


  (vii)     Guaranteed Minimum Income Benefit Rider - (Living Benefit) (7)


  (viii)    Additional Death Benefit Rider - (Earnings Preservation Benefit)
(7)


  (ix) Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider 7021 (11/00) (7)


  (x)       Terminal Illness Rider 7022 (11/00) (7)


  (xi)      Individual Retirement Annuity Endorsement 7023 (11/00) (7)


  (xii)     Roth Individual Retirement Annuity Endorsement 7024 (11/00) (7)


  (xiii)    401 Plan Endorsement 7025 (11/00) (7)


  (xiv)     Tax Sheltered Annuity Endorsement 7026 (11/00) (7)


  (xv)      Unisex Annuity Rates Rider 7027 (11/00) (7)


  (xvi) Endorsement (Name Change effective February 5, 2001. Metlife Investors Insurance Company of California; formerly Cova Financial Life Insurance Company) CC-4435 (12/00) (8)


  (xvii) Form of Guaranteed Minimum Income Benefit Rider - (Living Benefit) (GMIB II 03/03) (10)


  (xviii)   Form of Guaranteed Withdrawal Benefit Rider - (GWB) MLI-690-1
(7/04) (13)


  (xix)     Form of Contract Schedule [Class AA, B, C, L, VA or XC] 9028-2
(7/04) (13)


  (xx)      Individual Retirement Annuity Endorsement 9023.1 (9/02) (13)


  (xxi)     Roth Individual Retirement Annuity Endorsement 9024.1 (9/02) (13)


  (xxii)    401(a)/403(a) Plan Endorsement 9025.1 (9/02) (13)


  (xxiii)   Tax Sheltered Annuity Endorsement 9026.1 (9/02)(13)


  (xxiv)    Simple Individual Retirement Annuity Endorsement 9276 (9/02)(13)


  (xxv)     Form of Guaranteed Minimum Income Benefit Rider (GMIB Plus or GMIB
III) 9018-2(5/05) (15)


  (xxvi)    Form of Enhanced Dollar Cost Averaging Rider 9013-1 (5/05) (15)


  (xxvii)   Form of Three Month Market Entry Rider 9014-1 (5/05) (15)


  (xxviii)  Form of Contract Schedule (GMIB Plus or GMIB III) 9028-3 (5/05)
(15)


  (xxix)    Guaranteed Withdrawal Benefit Rider MLIC-690-2 (11/05) (16)


  (xxx)     Guaranteed Withdrawal Benefit Endorsement MLIC-GWB (11/05)-E (16)


  (xxxi) Form of Contract Schedule [Classes AA, B, C, L, VA, or XC] 9028-4 (11/05) (17)


  (xxxii)   Guaranteed Minimum Accumulation Benefit - Living Benefit (GMAB)
MLIC-670-1 (11/05) (16)


  (xxxiii) Designated Beneficiary Non-Qualified Annuity Endorsement MLIC-NQ-1 (11/05)-I (17)


  (xxxiv)   Lifetime Guaranteed Withdrawal Benefit Rider MLIC-690-3
(6/06)(20)


  (xxxv)    Form of Contract Schedule 9028-5 (6/06) (20)


  (xxxvi)   Merger Endorsement (4-E21-06-CA) (November 9, 2006) (filed herewith)


  (xxxvii)  Fixed Account Rider 9012 (11/00) (filed herewith)


5.   (i)    Form of Variable Annuity Application (7)


  (ii) Form of Variable Annuity Application (Class AA) 9029(11/00) APPVA - 504 AACA (11)


  (iii) Form of Variable Annuity Application (Class B) 9029(11/00) APPVA - 504 BCA (11)


  (iv) Form of Variable Annuity Application [Classes AA, B, C, L, VA and XC] 9029 (7/04) APPVA - 504 VACA (13)

  (v) Form of Variable Annuity Application (Class VA) 9029 (1/05) APPVA105VACA (15)


  (vi) Form of Variable Annuity Application (Class VA) 9029 (4/05) APPVA1105VACA (16)


  (vii) Form of Variable Annuity Application (Class B) 9029 (4/05) APPVA-505BCA (16)


  (viii) Form of Variable Annuity Application (Class VA) 9029 (1/06) APPVAVACA 606 (20)


  (viii) Form of Variable Annuity Application (Class AA) 9029 (7/04) APPVAAACA 506 (20)


  (vix) Form of Variable Annuity Application (Class B) 9029 (7/04) APPVABCALIS 506 (20)


6.   (i)   Copy of Articles of Incorporation of the Company (2)


  (ii)    Copy of the Bylaws of the Company (2)


7. Automatic Reinsurance Agreement between MetLife Investors Insurance Company of California and Exeter Reassurance Company, Ltd. (9)


8. (i) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Cova Financial Life Insurance Company (November 17, 1997) (5)


  (ii) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Cova Financial Life Insurance Company (November 17, 1997) (5)


  (iii)   Participation agreement among Variable Insurance Products Fund
       III, Fidelity Distributors Corporation and Cova Financial Life Insurance Company (November 17, 1997) (5)


  (iv)      (a)   Form of Fund Participation Agreement among MFS Variable
                Insurance Trust, Cova Financial Life Insurance Company and Massachusetts Financial Services Company (11/1997) (4)


    (b) Partial Termination of Participation Agreement dated November 24, 1997 by and among MFS Variable Insurance Trust, Cova Financial Life Insurance Company and Massachusetts Financial Services Company (effective January 28, 1999) (14)


    (c) Amendment to Participation Agreement dated November 24th, 1997 by and among MFS Variable Insurance Trust, Cova Financial Life Insurance Company and Massachusetts Financial Services Company (effective October 1, 1999) (14)


  (v) Form of Fund Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Cova Financial Life Insurance Company, on behalf of itself and its Separate Accounts, and Cova Life Sales Company (1997) (4)


  (vi) (a) Participation Agreement as of September 30, 2001 among Franklin Templeton Variable Products Trust, Franklin Templeton Distributors, Inc. and Cova Financial Life Insurance Company (September 30, 2001)
           (6)


    (b) Amendment to Participation Agreement dated September 1, 2000 by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and MetLife Investors Insurance Company of California (effective May 1, 2001) (14)


    (c) Amendment to Participation Agreement dated September 1, 2000 by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and MetLife Investors Insurance Company of California (September 1, 2000) (14)


  (vii) Form of Participation Agreement Among MetLife Investors Insurance Company of California, MetLife Investors Distribution Company, Alliance Capital Management L.P. and Alliance Fund Distributors, Inc. (May 1,
       2001) and Amendment to Amended and Restated Participation Agreement (May 1, 2001) (14)


  (viii) Participation Agreement between Scudder Variable Series I and Metlife Investors Insurance Company of California (May 1, 2001) (13)


  (ix) (a) Form of Fund Participation Agreement among Putnam Variable Trust, Putnam Mutual Funds Corp. and Cova Financial Life Insurance Company (December 12, 1997) (4)


    (b) Amendment to the Participation Agreement dated December 12, 1997 among Putnam Variable Trust, Putnam Mutual Funds Corp. and Cova Financial Life Insurance Company (November 12, 1999)(filed herewith)
       (c)Amendment to the Participation Agreement Dated December 12, 1997 among Putnam Variable Trust, Putnam Mutual Funds Corp. (now know as Putnam Retail Management, L.P. and Cova Financial Life Insurance Company (now known as MetLife Investors Insurance Company of California (May 1,
       2001) (14)

    (x) Participation Agreement Among Met Investors Series Trust, Met Investors Advisory Corp., MetLife Investors Distribution Company and MetLife Investors Insurance Company of California (February 12,
       2001) (9)


    (xi) First Amendment to Participation Agreement Among Met Investors Series Trust, Met Investors Advisory Corp., MetLife Investors Distribution Company and MetLife Investors Insurance Company of California (September 14, 2001 to 2/12/01) (9)


  (xii) Participation Agreement Among Cova Financial Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Distributors LLC (dated November 15, 1999); Amendment No. 1 to Participation Agreement dated November 15, 1999 (effective April 1, 2000); and Amendment No. 2 to Participation Agreement dated November 15, 1999 (effective February 12, 2001) (13)


  (xiii) (a) Form of Amendment to the Participation Agreement by and among MetLife Investors Insurance Company of California (formerly Cova Financial Life Insurance Company) and each of Dreyfus Life and Annuity Index Fund, Inc. (d/b/a/ Dreyfus Stock Index Fund) (November 1, 1999) (14)


    (b) Amendment to Participation Agreement by and among MetLife Investors Insurance Company of California (formerly Cova Financial Life Insurance Company) and each of Dreyfus Life and Annuity Index Fund, Inc. (d/b/a/ Dreyfus Stock Index Fund) (effective March 22, 2001) (14)


    (c) Service Agreement between Dreyfus Services Corporation and MetLife Investors Insurance Company of California (effective May 17, 2001) (14)


  (xiv) Participation Agreement Among Metropolitan Series Fund, Inc., MetLife Advisors, LLC, Metropolitan Life Insurance Company and MetLife Investors Insurance Company of California (effective July 1, 2004)(18)


  (xv) Amended and Restated Net Worth Maintenance Agreement (effective December 16, 2004) (20)


  (xvi) Guarantee Agreement (June 1, 1995) (General American Life Insurance Company)(21)


(xvii) Form of Fund Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., Cova Financial Services Life Insurance Company, on behalf of itself and its Separate Accounts, and Cova Life Sales Company (1997) (23)


  (xviii)   Form of Fund Participation Agreement among Cova Financial
       Services Life Insurance Company, Cova Life Sales Company, Alliance Capital Management LP and Alliance Fund Distributors, Inc. (1997) (22)


  (xvix) Form of Fund Participation Agreement between Cova Financial Services Life Insurance Company and each of Dreyfus Life and Annuity Index Fund, Inc. (d/b/a Dreyfus Stock Index Fund; Inc. (November 1,
       1999) (26)


  (xx) Form of Participation Agreement among Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc. and Cova Financial Services Life Insurance Company (May 1, 1998) (25)


  (xxi) Form of Fund Participation Agreement between Scudder Variable Life Investment Fund and Cova Financial Services Life Insurance Company
       (1999) (26)


  (xxii) (a) Form of Fund Participation Agreement among MFS Variable Insurance Trust, Cova Financial Services Life Insurance Company and Massachusetts Financial Services Company (November 1997) (22)


    (b) Partial Termination of Participation Agreement dated November 24, 1997, as amended by Amendment No. 1 dated October 22, 1998 by and among MFS Variable Insurance Trust, Cova Financial Services Life Insurance Company and Massachusetts Financial Service Company (January 28, 1999)
       (29)


    (c) Form of Amendment to Participation Agreement dated November 24, 1997 by and among MFS Variable Insurance Trust, Cova Financial Services Life Insurance Company and Massachusetts Financial Service Company (1998)
       (29)


    (d) Amendment No. 2 to Participation Agreement dated November 24, 1997, as amended by Amendment No. 1 dated October 22, 1998 by and among MFS Variable Insurance Trust, Cova Financial Services Life Insurance Company and Massachusetts Financial Service Company (October 1, 1999) (29)


  (xxiii)      (a)  Form of Fund Participation Agreement among Cova Financial
           Services Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Fund Distributors LLC (November 15, 1999) (26)


    (b) Amendment No. 1 to Participation Agreement Among Cova Financial Life Insurance Company, PIMCO Variable Trust and PIMCO Distributors LLC dated November 15, 1999 (effective April 1, 2000); and Amendment No. 2 to Participation Agreement Among Cova Financial Life Insurance Company, PIMCO Variable Trust and PIMCO Distributors LLC dated November 15, 1999 (effective February 12, 2001) (29)

    (c) PIMCO Variable Insurance Trust Services Agreement between PIMCO Variable Insurance Trust and Cova Financial Life Insurance Company dated April 1, 2000 (29)


  (xxiv) Form of Fund Participation Agreement among Putnam Variable Trust, Putnam Mutual Funds Corp. and Cova Financial Services Life Insurance Company (December 12, 1997) (23)


  (xxv) Participation Agreement among Variable Insurance Product Fund, Fidelity Distributors Corporation and Cova Financial Services Life Insurance Company (November 17, 1997) (24)


  (xxvi) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Cova Financial Services Life Insurance Company (November 17, 1997) (24)


  (xxvii)      Participation Agreement among Variable Insurance Products Funds
       III, Fidelity Distributor Corporation and Cova Financial Services Life Insurance Company (November 17, 1997) (24)


  (xxviii)      (a) Participation Agreement Among Met Investors Series Trust,
       Met Investors Advisory Corp., MetLife Investors Distribution Company and MetLife Investors Insurance Company (February 12, 2001) (27)


    (b) First Amendment to Participation Agreement Among Met Investors Series Trust, Met Investors Advisory Corp., MetLife Investors Distribution Company and MetLife Investors Insurance Company (September 14, 2001) (27)


  (xxix) Participation Agreement Among Metropolitan Series Fund, Inc., Metropolitan Life Insurance Company and Cova Financial Services Life Insurance Company (effective September 1, 2000) (28)


  (xxx) Participation Agreement Among Metropolitan Series Fund, Inc., MetLife Advisors, LLC, Metropolitan Life Insurance Company and MetLife Investors Insurance Company (effective July 1, 2004) (30)


9.   (i)      Opinion and Consent of Counsel (MetLife Investors Insurance
Company) (filed herewith)


  (ii)        Opinion (General American Life Insurance Company) (filed herewith)


10. Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for the Depositor, Registrant and Guarantor (filed herewith)


11.     Not Applicable.


12.     Not Applicable.


13.   (i)   Powers of Attorney (MetLife Investors Insurance Company) for Michael
        K. Farrell, James P. Bossert, Susan A. Buffum, Michael R. Fanning, Richard C. Pearson, Elizabeth M. Forget, George Foulke, Paul A. Sylvester, Jeffrey A. Tupper and Charles V. Curcio (filed herewith)


  (ii) Powers of Attorney (General American Life Insurance Company) for Lisa M. Weber, Michael K. Farrell, Leland C. Launer, Jr., James L. Lipscomb, Catherine A. Rein, Stanley J. Talbi, Michael J. Vietri, William J. Wheeler, Anthony J. Williamson, Kenneth J. Eiger and Joseph
       J. Prochaska, Jr. (filed herewith)


(1) incorporated herein by reference to Cova Variable Life Account Five's Initial Registration Statement on Form S-6 (File No. 333-37559) as filed electronically on October 9, 1997.


(2) incorporated herein by reference to Cova Variable Annuity Account One's Initial Registration Statement on Form N-4 EL (File No. 333-34741 and 811-05200) as filed electronically on August 29, 1997.


(3) incorporated herein by reference to Cova Variable Annuity Account One's Pre-Effective Amendment No. 1 on Form N-4/A (File No. 333-34817 and 811-07060) as filed electronically on November 19, 1997.


(4) incorporated herein by reference to Cova Variable Annuity Account Five's Post-Effective Amendment No. 1 to Form N-4/A (File No. 333-34817 and 811-07060) as filed electronically on February 11, 1998.


(5) incorporated herein by reference to Cova Variable Annuity Account Five's Post Effective Amendment No. 6 to Form N-4 (File Nos. 033-50174 and 811-07060) as filed electronically on April 29, 1998.


(6) incorporated herein by reference to Cova Variable Annuity Account Five's Post-Effective Amendment No. 9 to Form N-4 (File Nos. 033-50174 and 811-7060) as filed electronically on April 29, 1999.


(7) incorporated herein by reference to Registrant's Initial Registration Statement on Form N-4 (File Nos. 333-54016 and 811-7060) as filed electronically January 19, 2001.


(8) incorporated herein by reference to Registrant's Post-Effective Amendment No. 1 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on May 1, 2001.

(9) incorporated herein by reference to Registrant's Post Effective Amendment No. 5 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on May 1, 2003.


(10) incorporated herein by reference to MetLife Investors USA Separate Account A's Post-Effective Amendment No. 5 to Form N-4 (File Nos. 333-54464 and 811-03365) as filed electronically on April 27, 2004.


(11) incorporated herein by reference to Registrant's Post-Effective Amendment No. 6 to Form N-4 (File Nos. 333-54016 and 811-07060) as electronically filed on April 28, 2004.


(12) incorporated herein by reference to MetLife Investors Variable Annuity Account One's Post-Effective Amendment No. 9 to Form N-4(File No. 333-50540 and 811-05200) as filed electronically on July 15, 2004.


(13) incorporated herein by reference to Registrant's Post-Effective Amendment No. 8 to Form N-4 (File Nos. 333-54016 and 811-07060) as electronically filed on July 19, 2004.


(14) incorporated herein by reference to Registrant's Post-Effective Amendment No. 9 to Form N-4 (File Nos. 333-54016 and 811-07060) as electronically filed on November 2, 2004.


(15) incorporated herein by reference to Registrant's Post-Effective Amendment No. 10 to Form N-4 (File Nos. 333-54016 and 811-07060) as electronically filed on April 27, 2005.


(16) incorporated herein by reference to Registrant's Post-Effective Amendment No. 11 to Form N-4 (File Nos. 333-54016 and 811-07060) as electronically filed on July 13, 2005.


(17) incorporated herein by reference to Registrant's Post-Effective Amendment No. 12 to Form N-4 (File Nos. 333-54016 and 811-07060) as electronically filed on September 9, 2005.


(18) incorporated herein by reference to Registrant's Post-Effective Amendment No. 13 to Form N-4 (File Nos. 333-54016 and 811-07060) as electronically filed on October 7, 2005.


(19) incorporated herein by reference to MetLife Investors Variable USA Separate Account A's Post-Effective Amendment No. 19 to Form N-4 (File Nos. 333-54464 and 811-03365) as filed electronically on April 24, 2006.


(20) incorporated herein by reference to Registrant's Post-Effective Amendment No. 15 to Form N-4 (File Nos. 333-54016 and 811-07060) as electronically filed on April 21, 2006.


(21) incorporated herein by reference to First MetLife Investors Variable Annuity Account One's Post-Effective Amendment No. 11 to Form N-4 (Files Nos. 333-96795 and 811-08306) as filed electronically on July 27, 2006.

(22) incorporated herein by reference to MetLife Investors Variable Annuity Account One's Pre-Effective Amendment No. 1 on Form N-4/A (File Nos. 333-34741 and 811-05200) filed electronically on November 20, 1997.


(23) incorporated herein by reference to MetLife Investors Variable Annuity Account One's Post-Effective Amendment No. 1 on Form N-4 (File Nos. 333-34741 and 811-05200) filed electronically on January 26, 1998.


(24) incorporated herein by reference to MetLife Investors Variable Annuity Account One's Amendment No. 11 on Form N-4 (File Nos. 033-39100 and 811-05200) filed electronically on April 30, 1998.


(25) incorporated herein by reference to MetLife Investors Variable Annuity Account One's Post - Effective Amendment No. 15 on Form N-4 (File Nos. 033-39100 and 811-05200) filed electronically on April 29, 1999.


(26) incorporated herein by reference to MetLife Investors Variable Annuity Account One's Post-Effective Amendment No. 6 on Form N-4 (File Nos. 333-34741 and 811-05200) filed electronically on May 1, 2000.


(27) incorporated herein by reference to MetLife Investors Variable Annuity Account One's Post-Effective Amendment No. 6 on Form N-4 (File Nos. 333-50540 and 811-05200) filed electronically on April 30, 2003.


(28) incorporated herein by reference to MetLife Investors Variable Annuity Account One's Post-Effective Amendent No. 9 to Form N-4 (File Nos. 333-50540 and 811-05200) filed electronically on July 15, 2004.


(29) incorporated herein by reference to MetLife Investors Variable Annuity Account One's Post-Effective Amendment No. 10 to Form N-4 (File Nos. 333-50540 and 811-05200) filed electronically on November 2, 2004.


(30) incorporated herein by reference to MetLife Investors Variable Annuity Account One's Post-Effective Amendment No. 14 to Form N-4 (File Nos. 333-50540 and 811-05200) filed electronically on October 7, 2005.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR


The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:



NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   ----------------------------------------

Michael K. Farrell                      Chairman of the Board, President,
5 Park Plaza, Suite 1900                Chief Executive Officer and Director
Irvine, CA 92614

Susan A. Buffum                         Director
334 Madison Avenue
Convent Station, NJ 07961

Charles V. Curcio                       Vice President-Finance
501 Route 22
Bridgewater, NJ 08807

James P. Bossert                        Executive Vice President and Director
5 Park Plaza, Suite 1900
Irvine, CA 92614

Michael R. Fanning                      Director
501 Boylston Street
Boston, MA 02116

Elizabeth M. Forget                     Director
260 Madison Avenue
New York, NY 10016

George Foulke                           Director
501 Route 22
Bridgewater, NJ 08807

Paul A. Sylvester                       Director
10 Park Avenue,
Morristown, NJ 07967

Kevin J. Paulson                        Senior Vice President
4700 Westown Parkway
West Des Moines, IA 50266

Richard C. Pearson                      Executive Vice President,
5 Park Plaza, Suite 1900                General Counsel, Secretary and Director
Irvine, CA 92614

Jeffrey A. Tupper                       Assistant Vice President and Director
5 Park Plaza, Suite 1900
Irvine, CA 92614

Roberto Baron                           Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Debora L. Buffington                    Vice President, Director of Compliance
5 Park Plaza, Suite 1900
Irvine, CA 92614

John Rosenthal                          Vice President, Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Betty Davis                             Vice President
1125 - 17th Street
Denver, CO 80202

Brian C. Kiel                           Vice President, Appointed Actuary
501 Route 22
Bridgewater, NJ 08807


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   -------------------------------------

Christopher A. Kremer                   Vice President
501 Boylston Street
Boston, MA 02116

Marian J. Zeldin                        Vice President
501 Route 22
Bridgewater, NJ 08907

Karen A. Johnson                        Vice President
501 Boylston Street
Boston, MA 02116

Deron J. Richens                        Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Garth A. Bernard                        Vice President
501 Boylston Street
Boston, MA 02116

Gregory E. Illson                       Vice President
501 Boylston Street
Boston, MA 02116

Kenneth J. Eiger                        Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Bennett D. Kleinberg                    Vice President
185 Asylum Street
Hartford, CT 06103

Lisa S. Kuklinski                       Vice President
260 Madison Avenue
New York, NY 10016

Anthony J. Williamson                   Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey Altman                          Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey P. Halperin                     Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


     The Registrant is a separate account of MetLife Investors Insurance Company under Missouri insurance law. MetLife Investors Insurance Company is a wholly-owned direct subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF SEPTEMBER 30, 2006

The following is a list of subsidiaries of MetLife, Inc. updated as of September 30, 2006. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Retirement Services LLC (NJ)

            a)    MetLife Investment Funds Services LLC (NJ)

            b)    MetLife Investment Funds Management LLC (NJ)

            c)    MetLife Associates LLC (DE)

                  1)   CitiStreet Equities LLC (NJ)

F. MetLife Pensiones S.A. (Mexico)- 97.4738% is owned by Metlife, Inc. and 2.5262% is owned by Metropolitan Asset Management Corporation.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada, and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A., and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by Metlife, Inc., 1.27483% is owned by Metropolitan Asset Management Corporation and 0.01976% is owned by Metlife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. (Mexico) and 0.01% is owned by MetLife Pensiones S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            c) Met3 SIEFORE, S.A. de C.V. (Mexico)- 99.9% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

      1.    MetLife Investors Insurance Company of California (CA)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

      1.    Walnut Street Advisers, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors USA Insurance Company (DE)

      2.    MetLife Investors Distribution Company (MO)

      3.    Met Investors Advisory, LLC (DE)

      4.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.

      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.9989% is owned by MetLife International Holdings, Inc. and 0.0011% is owned by Natiloporterm Holdings, Inc.

      5. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95.2319% is owned by MetLife International Holdings, Inc. and 4.7680% is owned by Natiloportem Holdings, Inc.

      6. Metropolitan Life Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.

      7. MetLife Insurance Company of Korea Limited (South Korea)- 21.22% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 78.78% is owned by Metlife International Holdings, Inc.

      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 99.999999% is owned by MetLife International Holdings, Inc. and 0.000001% is owned by Natiloportem Holdings, Inc.

      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      15.   MetLife Services Limited (United Kingdom)

      16. Siembra Seguros de Vida S.A. (Argentina) - 97.9327% is owned by MetLife International Holdings, Inc. and 2.0672% is owned by Natiloportem Holdings, Inc.

      17.   MetLife International Insurance Ltd. (Bermuda)

      18.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Trustee Pty Limited (Australia)

            d)    MetLife Services (Singapore) PTE Limited (Australia)

      19. Siembra Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by; Natiloportem Holdings, Inc.

      20. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc., and 94.9999% is owned by MetLife International Holdings Inc.

      21. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

           (a)    Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met
                  AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by Metropolitan Life Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc., and 1.0310% is held by Metropolitan Life Seguros de Retiro SA.

      22.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie S.A. (Poland)

            b)    MetLife Reinsurance (Bermuda) Ltd. (Bermuda)

            c)    MetLife Direct Co., Ltd. (Japan)

            d)    MetLife Vida e Previdencia S.A. (Brazil)

U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Avenue BTP-D Holdings, LLC (DE)

      2.    334 Madison Avenue BTP-E Holdings, LLC (DE)

      3.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company.

      4. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      5. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company.

      6. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      7.    GA Holding Corp. (MA)

      8.    L/C Development Corporation (CA)

      9.    Thorngate, LLC (DE)

      10.   Alternative Fuel I, LLC (DE)

      11.   Transmountain Land & Livestock Company (MT)

      12.   MetPark Funding, Inc. (DE)

      13.   HPZ Assets LLC (DE)

      14.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      15.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      16.   MetLife (India) Private Ltd. (India)

      17.   Metropolitan Marine Way Investments Limited (Canada)

      18.   MetLife Private Equity Holdings, LLC (DE)

      19.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR and 23rd Street Investments, Inc. is a 1% general partner.

            b) Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

      20.   Metropolitan Realty Management, Inc. (DE)

      21.   Dewey Square South, LLC (NY)

      22.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      23.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

        24.   Bond Trust Account A (MA)

        25.   Metropolitan Asset Management Corporation (DE)

            a) MetLife Capital Credit L.P. (DE)- 90% of MetLife Capital Credit L.P. is held directly by Metropolitan Life Insurance Company.

            b) MetLife Capital Limited Partnership (DE)- 73.78% Limited Partnership interest is held directly by Metropolitan Life Insurance Company.

            c) MetLife Investments Asia Limited (Hong Kong)- One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

            d) MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and LA Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            e) LA Investments, S.A. (Argentina)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and LA Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            f) MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and LA Investments, S.A. and
                  1% of MetLife Latin America Asesorias e Inversiones Limitada.

      26.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

            c)    Omega Reinsurance Corporation (AZ)

      27.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

                 (3)   Reinsurance Group of America, Incorporated (MO) - (52.8%)

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, L.L.C. (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Fairfield Management Group, Inc. (MO)

                                          (aa)  Reinsurance Partners, Inc. (MO)

                        (b)   RGA Worldwide Reinsurance Company, Ltd. (Barbados)

                        (c)   RGA Sigma Reinsurance SPC (Cayman Islands)

                        (d)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (e) RGA Reinsurance Company (Barbados) Ltd. (Barbados) (80%)

                              (i)   RGA Financial Group, L.L.C. (DE)- RGA
                                    Reinsurance Company also owns a 20% non-equity membership in RGA Financial Group, L.L.C.

                        (f)   RGA Life Reinsurance Company of Canada (Canada)

                        (g)   RGA International Corporation (Nova Scotia)

                        (h)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv)  RGA Services India Private Limited (India)

                        (i)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (j)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (k) General American Argentina Seguros de Vida, S.A. (Argentina) - 95% of General American Argentina Seguros de Vida, S.A. is owned by Reinsurance Group of America, Incorporated and 5% is owned by RGA Reinsurance Company (Barbados) Ltd.

                        (l)   RGA Technology Partners, Inc. (MO)

                        (m)   RGA International Reinsurance Company (Ireland)

                        (n)   RGA Capital Trust I (DE)

                        (o)   RGA Global Reinsurance Company, Ltd. (Bermuda)

      28.   Corporate Real Estate Holdings, LLC (DE)

      29. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by Metropolitan Asset Management Corporation

      30.   MetLife Tower Resources Group, Inc. (DE)

      31.   Headland - Pacific Palisades, LLC (CA)

      32.   Headland Properties Associates (CA)

      33.   Krisman, Inc. (MO)

      34.   Special Multi-Asset Receivables Trust (DE)

      35.   White Oak Royalty Company (OK)

      36.   500 Grant Street GP LLC (DE)

      37. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      38.   MetLife Canada/MetVie Canada (Canada)

V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X. MetLife Insurance Company of Connecticut (Life Department) (Accident Department) (CT)

      1.    440 South LaSalle LLC (DE)

      2. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by MetLife Insurance Company of Connecticut and 50% is owned by a third party

      3. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party

      4.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party

      5.    Pilgrim Investments Highland Park, LLC (DE)

      6.    Pilgrim Investments Schaumberg Windy Point, LLC (DE)

      7.    Pilgrim Investments York Road, LLC (DE)

      8.    Euro TI Investments LLC (DE)

      9.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      10.   Hollow Creek, L.L.C. (CT)

      11. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

            a)    One Financial Place, LP (DE)

      12. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      13.   Plaza LLC (CT)

            a)    Travelers Asset Management International Company LLC
                  (NY)

            b)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of Alabama, Inc. (AL)

                  2) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  3) Tower Square Securities Insurance Agency of Ohio, Inc. (OH) (99%)

            c)    MLI Distribution LLC (DE)

            d)    Travelers Investment Adviser, Inc. (DE)

      14.   TIC European Real Estate LP, LLC (DE)

      15.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited, Inc. (UK)

            b) MetLife Pensions Trustees Limited (UK)

      16.   Travelers European Investments LLC (CT)

      17.   Travelers International Investments Ltd. (Cayman Islands)

      18.   Trumbull Street Equity Investments LLC (DE)

            a) Tandem EGI/C Investments, L.P. (DE) - The General Partner is Trumbull Street Equity Investments LLC.

      19.   MetLife Life and Annuity Company of Connecticut (CT)

            a)    Euro TL Investments LLC (DE)

            b) SSB Private Selections, LLC (DE) (50%) -- SSB Private Selections, LLC ("SSB") is 45% owned by MIC and 5% owned by MLAC (the remaining 50% of SSB is owned by a third party). The capital commitment of SSB in Solomon Smith Barney Private Selection Fund I, LLC represents 24.5% of total commitments.

                  1)    Solomon Smith Barney Private Selection Fund I,
                        LLC (NY)

      20.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      21. TRAL & Co. (CT) - TRAL & Co.is a general partnership. Its partners are MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      22.   Tribeca Distressed Securities L.L.C. (DE)

Y.    MetLife Reinsurance Company of South Carolina (SC)

Z.    Citicorp Life Insurance Company (AZ)

      1.    First Citicorp Life Insurance Company (NY)

      2.    Euro CL Investments LLC (DE)

AA.   Trumbull Street Investments LLC (DE)

BB.   MetLife Standby I, LLC (DE)

CC.   MetLife Exchange Trust I (DE)

The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) New England Life Insurance Company ("NELICO"), owns 100% of the voting common stock of Omega Reinsurance Corporation which has the right to elect 5 of 7 directors and other shareholders hold 100% of the participating common stock classes A and B of such corporation, which classes have the right collectively to elect 2 out of a total of 7 directors.

5) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 27. NUMBER OF CONTRACT OWNERS


     As of August 31, 2006, there were 359 qualified contract owners and 251 non-qualified contract owners of Class VA contracts; 725 qualified contract owners and 626 non-qualified contract owners of Class AA contracts; and 130 qualified contract owners and 288 non-qualified owners of Class B contracts.


ITEM 28. INDEMNIFICATION


     The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

     The Bylaws of the Company (Article IV, Section 1) provide that:


     Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.


     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29. PRINCIPAL UNDERWRITERS


  (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):


          Met Investors Series Trust
          MetLife Investors USA Separate Account A
          MetLife Investors Variable Annuity Account One
          MetLife Investors Variable Life Account Five
          MetLife Investors Variable Life Account One
          First MetLife Investors Variable Annuity Account One MetLife Investors USA Variable Life Account A
          General American Separate Account Eleven
          General American Separate Account Twenty-Eight
          General American Separate Account Tweny-Nine
          General American Separate Account Two
          Security Equity Separate Account Twenty-Six
          Security Equity Separate Account Twenty-Seven
          MetLife of CT Fund U for Variable Annuities
          MetLife of CT Fund VA for Variable Annuities
          MetLife of CT Fund BD for Variable Annuities
          MetLife of CT Fund BD II for Variable Annuities
          MetLife of CT Fund BD III for Variable Annuities
          MetLife of CT Fund BD IV for Variable Annuities
          MetLife of CT Fund ABD for Variable Annuities
          MetLife of CT Fund ABD II for Variable Annuities
          MetLife of CT Separate Account PF for Variable Annuities MetLife of CT Separate Account PF II for Variable Annuities MetLife of CT Separate Account QP for Variable Annuities MetLife of CT Separate Account QPN for Variable Annuities MetLife of CT Separate Account TM for Variable Annuities MetLife of CT Separate Account TM II for Variable Annuities MetLife of CT Separate Account Five for Variable Annuities MetLife of CT Separate Account Six for Variable Annuities MetLife of CT Separate Account Seven for Variable Annuities

          MetLife of CT Separate Account Eight for Variable Annuities MetLife of CT Separate Account Nine for Variable Annuities
          MetLife of CT Separate Account Ten for Variable Annuities
          MetLife of CT Fund UL for Variable Life Insurance
          MetLife of CT Fund UL II for Variable Life Insurance
          MetLife of CT Fund UL III for Variable Life Insurance
          MetLife of CT Variable Life Insurance Separate Account One
          MetLife of CT Variable Life Insurance Separate Account Two
          MetLife of CT Variable Life Insurance Separate Account Three MetLife of CT Variable Life Insurance Separate Account Four MetLife of CT Separate Account Eleven for Variable Annuities MetLife of CT Separate Account Twelve for Variable Annuities MetLife of CT Separate Account Thirteen for Variable Annuities MetLife of CT Separate Account Fourteen for Variable Annuities MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002
          MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002
          Metropolitan Life Variable Annuity Separate Account II Metropolitan Life Variable Annuity Separate Account I


  (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.



NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------   -----------------------------------------------------------------

Michael K. Farrell                      Director
5 Park Plaza
Suite 1900
Irvine, CA 92614

Craig W. Markham                        Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta                      Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul A. Sylvester                       President, National Sales Manager-Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget                     Executive Vice President, Investment Fund Management & Marketing
260 Madison Avenue
New York, NY 10016

Paul A. LaPiana                         Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614

Richard C. Pearson                      Executive Vice President,
5 Park Plaza                            General Counsel and Secretary
Suite 1900
Irvine, CA 92614

Peter Gruppuso                          Vice President and Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Leslie Sutherland                       Senior Vice President, Channel Head-Broker/Dealers
1 MetLife Plaza
Long Island City, NY 11101


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------   ------------------------------------------------------

Edward C. Wilson                        Senior Vice President, Channel Head-Wirehouse
5 Park Plaza
Suite 1900
Irvine, CA 92614

Douglas P. Rodgers                      Senior Vice President, Channel Head-LTC
10 Park Avenue, 1st Floor
Morristown, NJ 07962

Curtis Wohlers                          Senior Vice President, Channel Head-Planners
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Myrna F. Solomon                        Senior Vice President, Channel Head-Banks
501 Boylston Street
Boston, MA 02116

Andrew Aiello                           Senior Vice President, Channel Head-National Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Anthony J. Williamson                   Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Debora L. Buffington                    Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614

David DeCarlo                           Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Anthony J. Dufault                      Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paul M. Kos                             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

James R. Fitzpatrick                    Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens                        Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Cathy Sturdivant                        Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros                        Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------   ---------------------------------------------------------

Charles M. Deuth                        Vice President, National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614

Bill D. Fife                            Senior Vice President, Channel Head-Banks/Life Insurance
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey A. Barker                       Senior Vice President, Channel Head-Independent Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

  (c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:



                   (1)                           (2)              (3)            (4)           (5)
                                           Net Underwriting
                                            Discounts And     Compensation    Brokerage       Other
Name of Principal Underwriter                Commissions     On Redemption   Commissions   Compensation
----------------------------------------- ----------------- --------------- ------------- -------------

 MetLife Investors Distribution Company   $   7,896,011     $     0         $    0        $    0


ITEM 30. LOCATION OF ACCOUNTS AND RECORDS


     The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:


     (a) Registrant


     (b) MetLife Annuity Operations, 4700 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266


     (c) State Street Bank & Trust Company, 225 Franklin Street, Boston, MA
    02110


  (d) MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614


  (e) MetLife Investors Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614


     (f) MetLife, 4010 Boy Scout Blvd., Tampa, FL 33607


     (g) MetLife, 501 Boylston Street, Boston, MA 02116


     (h) MetLife, 200 Park Avenue, New York, NY 10166


     (i) General American Life Insurance Company, 13045 Tesson Ferry Road, St. Louis, MO 63128 (with respect to the Guarantee Agreement only)


ITEM 31. MANAGEMENT SERVICES


     Not Applicable.


ITEM 32. UNDERTAKINGS


     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.


     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.


     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.


     d. During any time there are insurance obligations outstanding and covered by the guarantee issued by General American Life Insurance Company ("Guarantee Period"), filed as an exhibit to this Registration Statement (the "Guarantee"), the

Depositor hereby undertakes to provide notice to contract owners covered by the Guarantee promptly after the happening of significant events related to the Guarantee.

     These significant events include: (i) termination of the Guarantee that has a material adverse effect on the contract owner's rights under the Guarantee; (ii) a default under the Guarantee that has a material adverse effect on the contract owner's rights under the Guarantee; or (iii) the insolvency of General American Life Insurance Company ("Guarantor").


     Depositor hereby undertakes during the Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited financial statements of the Guarantor in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of the Guarantor regarding such financial statements.


     During the Guarantee Period, the Depositor hereby undertakes to include in the prospectus to contract owners, an offer to supply the Statement of Additional Information which shall contain the annual audited financial statements of the Guarantor, free of charge upon a contract owner's request.


                                REPRESENTATIONS


     MetLife Investors Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.


     The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:


     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;


     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;


     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;


     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Irvine and State of California on this 9th day of November 2006.



   METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
   (Registrant)

   By:   METLIFE INVESTORS INSURANCE COMPANY
   By:   /s/ Richard C. Pearson
         ----------------------------------------
         Richard C. Pearson
         Executive Vice President, General Counsel and Secretary

   METLIFE INVESTORS INSURANCE COMPANY
   (Depositor)
   By:   /s/ Richard C. Pearson
         ----------------------------------------
         Richard C. Pearson
         Executive Vice President, General Counsel and Secretary

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 9, 2006.



/s/ Michael K. Farrell*
--------------------------------   Chairman of the Board, Chief Executive Officer,
Michael K. Farrell                 President and Director
/s/ James P. Bossert*              Executive Vice President and Director
--------------------------------
James P. Bossert

/s/Charles V. Curcio*              Vice President-Finance (principal financial officer and
--------------------------------
Charles V. Curcio                  principal accounting officer)

/s/ Susan A. Buffum*               Director
--------------------------------
Susan A. Buffum

/s/ Michael R. Fanning*            Director
--------------------------------
Michael R. Fanning

/s/ Elizabeth M. Forget*           Director
--------------------------------
Elizabeth M. Forget

/s/ George Foulke*                 Director
--------------------------------
George Foulke

/s/ Paul A. Sylvester*             Director
--------------------------------
Paul A. Sylvester

/s/ Richard C. Pearson*            Executive Vice President, General Counsel, Secretary and
--------------------------------
Richard C. Pearson                 Director

/s/ Jeffrey A. Tupper*             Assistant Vice President and Director
--------------------------------
Jeffrey A. Tupper


   *By:   /s/ Michele H. Abate
          ----------------------------------------
          Michele H. Abate, Attorney-In-Fact
          November 9, 2006

MetLife Investors Insurance Company. Executed by Michele H. Abate, Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                                   SIGNATURES


     As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of St. Louis and State of Missouri on this 9th day of November 2006.



   GENERAL AMERICAN LIFE INSURANCE COMPANY
   (Guarantor)

        By:   /s/ William C. Lane
         ----------------------------------------
         William C. Lane
         Vice President and Associate General Counsel

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 9, 2006.



/s/ Lisa M. Weber*
--------------------------------   Chairman of the Board, Chief Executive Officer,
Lisa M. Weber                      President and Director

/s/ Kenneth J. Eiger*              Assistant Vice President and Actuary (principal financial
--------------------------------
Kenneth J. Eiger                                   officer)

/s/ Michael K. Farrell*            Director
--------------------------------
Michael K. Farrell

/s/ Leland C. Launer, Jr.*         Director
--------------------------------
Leland C. Launer, Jr.

/s/ James L. Lipscomb*             Director
--------------------------------
James L. Lipscomb

/s/ Joseph J. Prochaska, Jr.*      Senior Vice President and Chief Accounting Officer
--------------------------------
Joseph J. Prochaska, Jr.

/s/ Catherine A. Rein*             Director
--------------------------------
Catherine A. Rein

/s/ Stanley J. Talbi*              Director
--------------------------------
Stanley J. Talbi

/s/ Michael J. Vietri*             Director
--------------------------------
Michael J. Vietri

/s/ William J. Wheeler*            Director
--------------------------------
William J. Wheeler

/s/ Anthony J. Williamson*         Director, Senior Vice President and Treasurer
--------------------------------
Anthony J. Williamson


   *By:   /s/ Michele H. Abate
          ----------------------------------------
          Michele H. Abate, Attorney-In-Fact
          November 9, 2006

* General American Life Insurance Company. Executed by Michele H. Abate, Esq. on behalf of those indicated pursuant to powers of attorney filed herewith.

                               INDEX TO EXHIBITS


1(iii)      Resolutions of Board of Directors of the Company


4(xxxvi)    Merger Endorsement


4(xxxvii)   Fixed Account Rider


9(i)        Opinion and Consent of Counsel (MetLife Investors Insurance Company)


9(ii)       Opinion (General American Life Insurance Company)


10 Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for the Depositor, Registrant and the Guarantor


13(i)       Powers of Attorney (MetLife Investors Insurance Company)


13(ii)      Powers of Attorney (General American Life Insurance Company)